As filed with the United States Securities and Exchange Commission on October  25, 2024.
Registration No. 333-279384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4/A
(Amendment No. 2)
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

IX Acquisition Corp.*
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	98-1586922 (I.R.S. Employer Identification Number)
53 Davies Street, London, W1K 5JH
United Kingdom
+44 (0) (203) 908-0450
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue
Newark, Delaware 19711
Telephone: (302) 738-6680
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Mitchell S. Nussbaum Giovanni Caruso Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Tel: (212) 407-4000	Edward S. Johnson, Jr. ZelusTech Law & Strategic Advisory 4-10-4 Kitazawa, Setagaya-ku Tokyo, Japan 155-0031 Tel: (919) 590-7940	Debbie A. Klis David E. Case Rimon P.C. 1050 Connecticut Ave., NW, Suite 500 Washington, DC 20036 Tel: (202) 935-3390

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

*
Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation under Section 388 of the Delaware General Corporation Law and Part XII of the Cayman Islands Companies Act (As Revised), pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by IX Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed AKOM Inc.

The information in this proxy statement/prospectus is not complete and may be changed. IX Acquisition Corp. may not issue the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED OCTOBER 25, 2024
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
IX ACQUISITION CORP.
(a Cayman Islands exempted company)
PROSPECTUS
FOR UP TO 43,378,679 SHARES OF COMMON STOCK AND
18,650,000 WARRANTS TO PURCHASE SHARES
OF COMMON STOCK (For Issuance)
OF
IX ACQUISITION CORP.
(to be renamed “AKOM Inc.” following Domestication in the State of Delaware and in connection with the Business Combination described herein)
On March 28, 2024, the board of directors of IX Acquisition Corp., a Cayman Islands exempted company (“IXAQ”), unanimously approved the Merger Agreement, dated as of March 29, 2024, by and among IXAQ, AKOM Merger Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ (“Merger Sub”) and AERKOMM Inc., a Nevada corporation (“AERKOMM”), as amended by the amendment dated as of September 25, 2024, both attached to this proxy statement/prospectus as Annex A (as may be further amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is approved by IXAQ’s shareholders and the transactions contemplated by the Merger Agreement are consummated, the following will occur: (1) the domestication of IXAQ as a Delaware corporation in accordance with the Delaware General Corporation Law (“DGCL”), the Cayman Islands Companies Act (As Revised) (the “Companies Act”) and the amended and restated memorandum and articles of association of IXAQ (as may be amended from time to time, the “Cayman Constitutional Documents”), in which IXAQ will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL and Part XII of the Companies Act (the “Domestication”); (2) the merger (the “Merger”) of Merger Sub with and into AERKOMM, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the separate corporate existence of Merger Sub will cease and AERKOMM will be the surviving corporation and a wholly-owned subsidiary of IXAQ, pursuant to the terms of the Merger Agreement and in accordance with the DGCL, as amended, as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Proposed Transaction” or “Business Combination”). In connection with the Proposed Transaction, IXAQ will be renamed “AKOM Inc.” (IXAQ post Business Combination company is referred to herein as “AKOM Pubco”).
In connection with the Domestication, (i) each then issued and outstanding IXAQ Class A ordinary share will convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ (the “IXAQ Common Stock”); (ii) each then issued and outstanding IXAQ Class B ordinary share will convert automatically into one share IXAQ Common Stock; (iii) each then issued and outstanding IXAQ warrant will convert automatically into one warrant to acquire one share of IXAQ Common Stock ( the “IXAQ Warrant”), pursuant to the IXAQ Warrant Agreement; and (iv) each then issued and outstanding IXAQ unit will separate and convert automatically into one share IXAQ Common Stock (the “IXAQ Unit”), and one-half of one IXAQ Warrant.
Consideration and Structure
Pursuant to the Merger Agreement, the AERKOMM equityholders that hold shares of AERKOMM Common Stock (as defined below), shares of AERKOMM Preferred Stock (as defined below), AERKOMM Options (as defined below), AERKOMM Warrants (as defined below), or AERKOMM Convertible Notes (as defined below) will receive (i) the Closing Merger Consideration (as defined below) plus (ii) the Incentive Merger Consideration (as defined below) actually earned (the “Aggregate Merger Consideration”) in exchange for all of AERKOMM’s Adjusted Aggregate Fully Diluted AERKOMM Common Stock (as defined below).

A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 ( the “Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) $200,000,000 minus (b) the amount of Adjusted Closing Net Debt (as defined below), minus (c) the amount of any unpaid AERKOMM Transaction Expenses (as defined below), plus (d) the Working Capital Variance from Target ( as defined below and which may be a negative number). Based on the financial statements as of June 30, 2024, the number of shares of common stock issued to AERKOMM stockholders at closing would be 17,391,304, consisting of 12,902,315 shares outstanding, 3,212,182 to replace AERKOMM options outstanding and 1,276,806 to replace AERKOMM’s warrants outstanding. The “Incentive Merger Consideration” means 17,391,304 shares of IXAQ Class D Common Stock.
From and after the Closing until the fifth anniversary of the Closing Date (the “Calculation Period”), in the event that over any fifteen (15) trading days within any thirty (30)-trading day period during the Calculation Period the daily VWAP of the shares of IXAQ Class A Common Stock is greater than or equal to US$12.50 per share (“First Milestone Event”), US $15.00 per share (“Second Milestone Event”) or US $17.50 per share (“Third Milestone Event”), AERKOMM stockholders immediately prior to the Effective Time (other than holders of dissenting shares) will be entitled to earn their pro rata portion of one-third of the Incentive Merger Consideration for such milestone, which in no event shall an exceed an aggregate number of additional shares of IXAQ Class A Common Stock.
If, after the Closing and prior to the expiration of the Calculation Period, there occurs any transaction resulting in a Change in Control, then the Incentive Merger Consideration remaining in escrow at the consummation of such Change in Control shall immediately become due and payable in full within five (5) business days following the consummation of such Change in Control.
The PIPE Investment
IXAQ and AERKOMM have entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors providing for investments in IXAQ Common Stock in a private placement at $11.50 per share of IXAQ Common Stock (such investments in the aggregate, the “PIPE Investment”), with the aggregate amount of the PIPE Investment equal to $35,000,000 as of the date hereof (the aggregate amount of the PIPE Investment as at any time, the “PIPE Investment Amount”).
AERKOMM will exercise reasonable best efforts to obtain a PIPE Investment of at least $65,000,000 (inclusive of investment amounts under SAFE Agreements (as defined below)) pursuant to PIPE arrangements, and will obtain a minimum PIPE Investment of at least $45,000,000 minus the investment amount obtained pursuant to SAFE Agreements (the “PIPE Minimum Investment Amount”) and will consummate the transactions contemplated by the Subscription Agreements on the terms described therein.
The SAFE Investment
Pursuant to the Merger Agreement, AERKOMM will enter into simple agreements for future equity, in the form and substance as reasonably agreed upon by IXAQ and AERKOMM (the “SAFE Agreements”), with certain investors providing for investments in shares of AERKOMM Common Stock in a private placement in an aggregate amount not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) business days of the date of the Merger Agreement, another $5,000,000 within forty (40) business days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) business days of the date of the Merger Agreement) that will automatically convert upon the Closing at $11.50 per share of IXAQ Common Stock and in accordance with such SAFE Agreements and the Merger Agreement (such investments in the aggregate, the “SAFE Investment”). As of the date hereof, an aggregate of $2.6 million of SAFE Investment has been made.
Treatment of AERKOMM Securities
Pursuant to the Merger Agreement, at the Effective Time (as defined below), each AERKOMM Option, whether vested or unvested, will, by virtue of the Merger and without any further action on the part of any party or the holder thereof, be assumed by IXAQ and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such AERKOMM Option immediately prior to the Effective Time, shares of IXAQ Common Stock, except that (A) the number of shares of IXAQ Common Stock subject to such Assumed Option will equal the product of (x) the number of AERKOMM Common Stock that were subject to such AERKOMM Option immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio (as defined below), rounded down to the nearest whole share, and (B)the per-share exercise price will equal the quotient of (1) the exercise price per AERKOMM Common Stock at which such AERKOMM Option was exercisable immediately prior to the Effective Time, divided by (2) the Conversion Ratio, rounded up to the nearest whole cent; provided that each AERKOMM Option (a “Converted Option”) (A) which is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code and (B) will be adjusted in a manner that complies with Section 409A of the Code.
Pursuant to the Merger Agreement, certain promissory notes of AERKOMM (“Converting AERKOMM Convertible Notes” or “Outstanding AERKOMM Convertible Note”) will remain outstanding, provided, however, that such Outstanding AERKOMM Convertible Note will be convertible to shares of IXAQ Common Stock on the same terms and conditions as applied to such Outstanding AERKOMM Convertible Note immediately prior to the Effective Time (a “Converted Convertible Note”). The number of shares of IXAQ Common Stock subject to such Outstanding AERKOMM Convertible Note will be equitably adjusted as if such Outstanding AERKOMM Convertible Note was treated as a Converting AERKOMM Convertible Note at the Effective Time.
The “Conversion Ratio” is the quotient obtained by dividing (a) the number of shares of IXAQ Common Stock constituting the Closing Merger Consideration, by (b) the number of shares constituting the Adjusted Aggregate Fully Diluted AERKOMM Common Stock.
Prior to the Closing, AERKOMM will cause certain persons to enter into a Lock-Up Agreement with IXAQ to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration will be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of AERKOMM, for a shorter period of time as may be mutually agreed upon between IXAQ and AERKOMM (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met).
Additionally, in connection with the execution of the Merger Agreement, IXAQ entered into a support agreement (the “Sponsor Support Agreement”) with the IX Acquisition Sponsor LLC (the “Sponsor”) and AERKOMM, pursuant to which the Sponsor agreed to, among other things, (i) vote all of its shares in favor of each IXAQ proposal sought by the IXAQ with respect to the Merger Agreement or the transactions contemplated thereby, (ii) vote against any Alternative Proposal (as defined below) or proposal relating to a business combination transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by IXAQ (other than the Merger Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or Board of Directors of IXAQ (other than in connection with the Merger), (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of IXAQ, Merger Sub or the Sponsor under the Merger Agreement or the Sponsor Support Agreement, and (vi) vote in favor of any proposal to extend the period of time IXAQ is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the Sponsor Support Agreement.
For information on the percentage of the issued and outstanding shares of AKOM Pubco Common Stock immediately following the Closing that are expected to be held by the AERKOMM Securityholders (as defined below), the Sponsor and IXAQ’s current public security holders, in various redemption scenarios, based on AERKOMM’s balance of capital stock as of [•], 2024, see “Questions and Answers for Shareholders of IXAQ — What equity stake will current shareholders and AERKOMM Securityholders hold in AKOM Pubco immediately after the consummation of the Proposed Transaction?”
The IXAQ Units (as defined below), IXAQ Class A Ordinary Shares (as defined below) and IXAQ Warrants (as defined below) are currently listed on Nasdaq under the symbols “IXAQU,” “IXAQ” and “IXAQW,” respectively. IXAQ has applied to obtain the listing of the AKOM Pubco Common Stock and AKOM Pubco Warrants (as defined below) on Nasdaq under the symbols “[•]” and “[•]”, respectively, upon the Closing. AKOM Pubco will not have publicly traded units following the Closing. Pursuant to the terms of the Merger Agreement, as a closing condition, IXAQ is required to cause the AKOM Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, IXAQ may not have received from Nasdaq either confirmation of the listing of the AKOM Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business

Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received, and the Business Combination could still be consummated if such condition is waived and therefore the AKOM Pubco Common Stock would not be listed on any nationally recognized securities exchange.
Unlike other special purpose acquisition companies, IXAQ Cayman Constitutional Documents do not prohibit IXAQ from redeeming Public Shares (as defined below) if such redemption would cause IXAQ’ net tangible assets to be less than $5,000,001 following such redemption. The Merger Agreement includes a condition to Closing that IXAQ must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), however such condition may be waived by IXAQ and AERKOMM. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause IXAQ’ net tangible assets to be less than $5,000,001 and AKOM Pubco does not meet another exemption from the “penny stock” rule (such as the AKOM Pubco Common Stock being listed on Nasdaq, or the price of the AKOM Pubco Common Stock exceeding $5.00), then the AKOM Pubco Common Stock may be a “penny stock” upon Closing. A determination that the AKOM Pubco Common Stock is a “penny stock” would require brokers trading in shares of AKOM Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for AKOM Pubco’s securities. See “Risk Factors — A shareholder-approved amendment to IXAQ Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that IXAQ have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, IXAQ and AERKOMM may complete the Business Combination even if the AKOM Pubco Common Stock would be a “penny stock” upon the Closing.”
IXAQ will hold an extraordinary general meeting of its shareholders (the “extraordinary general meeting”) to consider matters relating to the Business Combination at [•], Eastern Time, on [•]. The extraordinary general meeting will be a virtual meeting conducted via live webcast. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the meeting will be at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154. You or your proxyholder will also be able to attend and vote at the extraordinary general meeting online by visiting [•] and using a control number assigned by Continental Stock Transfer & Trust Company (the “Transfer Agent”). To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.
If you have any questions or need assistance voting your shares in IXAQ, please contact Advantage Proxy, our proxy solicitor, by email at ksmith@advantageproxy.com. Individuals may also call Advantage Proxy toll free at 877-870-8565; banks and brokers can call 206-870-8565. The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at [•].
This document is (i) a prospectus related to the issuance by AKOM Pubco of AKOM Pubco Common Stock and AKOM Pubco Warrants in the Business Combination, (ii) a proxy statement for IXAQ to use in soliciting proxies for the extraordinary general meeting, and (iii) a prospectus for the sale by the selling stockholders of AKOM Pubco Common Stock and AKOM Pubco Warrants received in the Business Combination.
This proxy statement/prospectus provides shareholders of IXAQ with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of IXAQ. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 50 of this proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

IX ACQUISITION CORP.
Cayman Islands Exempted Company
(Company Number 372185)
53 Davies Street, London W1K 5JH
United Kingdom
+44 (0) (203) 983-0450
NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON [•]
To the Shareholders of IX Acquisition Corp.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of IX Acquisition Corp., a Cayman Islands exempted company (“IXAQ”), will be held virtually at [•], Eastern Time, on [•]. The extraordinary general meeting will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of IXAQ (as may be amended from time to time, the “Cayman Constitutional Documents”), the physical location of the extraordinary general meeting will be at the offices of Loeb & Loeb LLP at 345 Park Avenue, New York, NY 10154. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:
(1)
Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt, by way of ordinary resolution, the Merger Agreement, dated as of March 29, 2024, as amended by the amendment (the “Amendment”) dated as of September 25, 2024, (as may be amended and/or restated from time to time, the “Merger Agreement”), by and among IXAQ, AKOM Merger Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ (“Merger Sub”), and AERKOMM Inc., a Nevada corporation (“AERKOMM”), and the transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder (collectively, the “Proposed Transaction” or “Business Combination”). Pursuant to the Merger Agreement, Merger Sub will merger with and into AERKOMM, (the “Merger”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the separate corporate existence of Merger Sub will cease and AERKOMM will be the surviving corporation and a wholly-owned subsidiary of IXAQ, as described in more detail in the attached proxy statement/prospectus. In connection with the Proposed Transaction, IXAQ will be renamed “AKOM Inc.” (“AKOM Pubco”). We refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement and the Amendment is attached to the accompanying proxy statement/prospectus as Annex A. The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that IXAQ entry into the Merger Agreement, dated as of March 29, 2024, as amended by the amendment (the “Amendment”) dated as of September 25, 2024, (the “Merger Agreement”), by and among IXAQ, AKOM Merger Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ (“Merger Sub”), and AERKOMM Inc., a Nevada corporation (“AERKOMM”), (a copy of which is attached to the proxy statement/prospectus as Annex A), pursuant to which, among other things, following the Domestication of IXAQ to the State of Delaware as described below, the merger of Merger Sub with and into AERKOMM (the “Merger”), with AERKOMM surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), as amended, to be approved, ratified and confirmed in all respects.”
(2)
Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by way of special resolution, to de-register IXAQ from the Register of Companies in the Cayman Islands (the “Cayman Registrar”) by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Cayman Islands Companies Act (As Revised) (the “Companies Act”) (the “Domestication”). The Domestication will be effected at least one business day prior to the effective time of the Merger in accordance with Section 388 of the DGCL and Part XII of the Companies Act, including the filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the proposed new certificate of incorporation of AKOM Pubco (as defined below) (the “Proposed Charter”). Upon the effectiveness of the Domestication, IXAQ will become a Delaware corporation and will change its corporate name to “AKOM Inc.” (IXAQ following the Domestication and the Business Combination, “AKOM Pubco”) and all outstanding securities of IXAQ will convert into securities of AKOM Pubco, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.” The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as a special resolution, that IXAQ be de-registered from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Article 49 of the Amended and Restated Articles of Association of IXAQ (as amended), Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Cayman Islands Companies Act (As Revised) (the “Domestication”) and conditional upon, and with effect from, the effective time of the Domestication, and the name of AKOM Pubco be changed to “AKOM Inc.”
(3)
Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve by way of ordinary resolution for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of AKOM Pubco Common Stock and securities convertible into shares of AKOM Pubco Common Stock to (i) the AERKOMM equityholders pursuant to the Merger Agreement, and (ii) to any other persons pursuant to subscription, purchase, or similar agreements IXAQ may enter into prior to Closing. We refer to this proposal as the “Stock Issuance Proposal”. The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of AKOM Pubco Common Stock to AERKOMM equityholders pursuant to the Merger Agreement, and any other persons pursuant to subscription, purchase or similar agreements IXAQ may enter into prior to Closing be approved in all respects.”
(4)
Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve by way of special resolution the Proposed Charter and the proposed new bylaws (“Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of AKOM Pubco (a corporation incorporated in the State of Delaware), (the “Organizational Documents Proposal”). The forms of each of the Proposed Charter and the Proposed Bylaws are attached to the accompanying proxy statement/prospectus as Annex B-1 and Annex B-2, respectively. The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B-1 and Annex B-2, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals 5A through 5F.”
(5)
Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six (6) separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory non-binding basis by way of ordinary resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

(A)
Advisory Organizational Documents Proposal 5A (Authorized Shares) — authorize the change in the authorized capital stock of IXAQ from (a) 200,000,000 IXAQ Class A Ordinary

Shares, 20,000,000 IXAQ Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of IXAQ to (b) [•] shares of AKOM Pubco Common Stock and [•] shares of preferred stock (“Advisory Organizational Documents Proposal 5A”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the authorized capital stock of IXAQ be changed from 200,000,000 IXAQ Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 IXAQ Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to [•] shares of AKOM Pubco Common Stock, par value $ [•] per share, and [•] shares of preferred stock, par value $[•] per share, as described in Advisory Organizational Documents Proposal 5A.”
(B)
Advisory Organizational Documents Proposal 5B (Exclusive Forum Provision) — to authorize adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act of 1933, as amended (the “Securities Act”) (“Advisory Organizational Documents Proposal 5B”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that (a) Delaware be adopted as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States be adopted as the exclusive forum for asserting a cause under the Securities Act, as described in Advisory Organizational Documents Proposal 5B.”
(C)
Advisory Organizational Documents Proposal 5C (Required Vote to Amend Charter) — to approve provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of AKOM Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter (“Advisory Organizational Documents Proposal 5C”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of AKOM Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter; provided that, so long as any shares of AKOM Pubco Common Stock remain outstanding, AKOM Pubco may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of AKOM Pubco Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of AKOM Pubco Common Stock so as to affect them adversely as described in Advisory Organizational Documents Proposal 5C, be approved.”
(D)
Advisory Organizational Documents Proposal 5D (Removal of Directors) — to approve provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class (“Advisory Organizational Documents Proposal 5D”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, as described in Advisory Organizational Documents Proposal 5D, be approved.”
(E)
Advisory Organizational Documents Proposal 5E (Stockholder Action by Written Consent) — to approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting (“Advisory Organizational Documents Proposal 5E”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions requiring or permitting stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting, as described in Advisory Organizational Documents Proposal 5E, be approved.”
(F)
Advisory Organizational Documents Proposal 5F (Additional Changes) — to approve and adopt an amendment to the Cayman Constitutional Documents to authorize certain additional changes, including, among other things, (a) making AKOM Pubco’s corporate existence perpetual, and (b) removing certain provisions related to IXAQ’s status as a blank check company that will no longer be applicable upon Closing, all of which the IXAQ Board believes is necessary to adequately address the needs of AKOM Pubco after the Business Combination (“Advisory Organizational Documents Proposal 5F”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that certain additional changes, including, among other things, (i) making AKOM Pubco’s corporate existence perpetual and (ii) removing certain provisions related to IXAQ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the IXAQ Board believes is necessary to adequately address the needs of AKOM Pubco after the Business Combination, as described in Advisory Organizational Documents Proposal 5F, be approved.”
(6)
Proposal No. 6 — The AKOM Pubco Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve by ordinary resolution the AKOM Pubco Equity Incentive Plan (the “AKOM Pubco Equity Incentive Plan Proposal”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the AKOM Public Equity Incentive Plan (a copy of which is attached to this proxy statement/prospectus as Annex C) and any form award agreements thereunder, be approved and adopted in all respects.”
(7)
Proposal No. 7 — The Adjournment Proposal — To consider and vote upon a proposal to approve by way of ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The full text of the resolution to be considered and if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”
Each of Proposal Nos.1,2,3, 4 and 6 is cross-conditioned on the approval of each other (the “Condition Precedent Proposals”). The Advisory Organizational Documents Proposal and the Adjournment Proposal are not cross-conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
Only holders of record of IXAQ Ordinary Shares (as defined below) at the close of business on [•] (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card are being provided to IXAQ’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of IXAQ’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page [•] of this proxy statement/prospectus.
After careful consideration, the board of directors of IXAQ (the “IXAQ Board”) has unanimously approved the Proposed Transaction and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Proposed Transaction, and “FOR” all other proposals presented to IXAQ’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the IXAQ Board, you should keep in mind that IXAQ’s directors and officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. Additionally, the Sponsor has the right to vote an aggregate of [•] shares, or approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the Sponsor will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the AKOM Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.
Pursuant to the Cayman Constitutional Documents, a holder of Public Shares (as defined herein) (a “Public Shareholder”) may request that IXAQ redeem all or a portion of its Public Shares for cash if the Proposed Transaction is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares or (b) hold Public Shares through IXAQ Units and elect to separate your IXAQ Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)
submit a written request to Continental Stock Transfer & Trust Company (“Continental”), IXAQ’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that IXAQ redeem all or a portion of your Public Shares for cash; and

(iii)
tender or deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.
Holders of IXAQ Units must elect to separate IXAQ Units held by them into the underlying Public Shares and Public Warrants prior to exercising their redemption rights with respect to the Public Shares. Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If the Proposed Transaction is not consummated, the Public Shares will be returned to the respective holder, broker or bank.
If the Proposed Transaction is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, IXAQ will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the trust account established at the consummation of IXAQ’s IPO (the “Trust Account”) that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See “Extraordinary General Meeting of IXAQ — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without IXAQ’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without IXAQ’s prior consent.
The Closing is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of IXAQ and AERKOMM; (ii) IXAQ’s initial listing application being conditionally approved for listing on a national securities exchange; (iii) the effectiveness of the registration statement on Form S-4; (iv) the Domestication will have been consummated at least one business day prior to the Closing Date; (v) delivery of the respective certificates, authorizations and certificates of good standing from AERKOMM, IXAQ and Merger Sub; and (vi) the AKOM Pubco Board shall have been appointed as required by the Merger Agreement.
The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the Advisory Organizational Documents Proposals, the AKOM Pubco Equity Incentive Plan Proposal, and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting.
The Sponsor and each director and officer of IXAQ (collectively, the “Insiders”) have agreed to, among other things, vote in favor of the Proposed Transaction, and to waive their redemption rights in connection with the consummation of the Proposed Transaction with respect to any IXAQ Ordinary Shares held by them. Such redemption rights waiver was provided in connection with IXAQ’s IPO and without any separate consideration paid in connection with providing such waiver. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns 4,002,121 Founder Shares (as defined below) and 7,150,000 Private Placement Warrants (as defined below). As a result, as of the date of the accompanying proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the AKOM Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.
Your vote is very important.    Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal because each proposal requires the affirmative vote of a particular number of votes cast and an abstention is not a vote cast. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the Proposed Transaction and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your IXAQ Ordinary Shares, please contact Advantage Proxy, our proxy solicitor, by email at ksmith@advantageproxy.com. Individuals may also call Advantage Proxy toll free at 877-870-8565; banks and brokers can call 206-870-8565. This notice of extraordinary general meeting and the proxy statement/prospectus are available at [•].
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors of IX Acquisition Corp.

[•]
Chairman of the Board of Directors
TO EXERCISE YOUR REDEMPTION RIGHTS, AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EXTRAORDINARY GENERAL MEETING YOU MUST (1) IF YOU HOLD CLASS A ORDINARY SHARES AS PART OF UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE NAME, PHONE NUMBER, AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT.
The accompanying proxy statement/prospectus is dated [•], 2024 and is first being mailed to shareholders on or about [•], 2024.

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by IXAQ, constitutes a prospectus of AKOM Pubco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the AKOM Pubco Common Stock and AKOM Pubco Warrants to be issued to IXAQ shareholders and warrantholders and AERKOMM equityholders if the Business Combination described herein is consummated. This document also constitutes a proxy statement of IXAQ under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a notice of meeting with respect to the extraordinary general meeting of IXAQ.
This proxy statement/prospectus also registers under the Securities Act the potential resale of (i) AKOM Pubco Common Stock that may be received in the Business Combination by the selling stockholders identified in this proxy statement/prospectus under the heading “Selling Stockholders and Plan of Distribution” (including AKOM Pubco Common Stock that may be issued upon the exercise of AKOM Pubco Warrants) and (ii) AKOM Pubco Warrants received in the Business Combination by the selling stockholders. AKOM Pubco will not receive any proceeds from any such offer or sale by the selling stockholders. AKOM Pubco could receive up to an aggregate of approximately $ [•] from the exercise of all AKOM Pubco Warrants registered hereby, assuming the exercise in full of all such warrants for cash at the initial exercise price of $11.50 per share. AKOM Pubco expects to use the proceeds received from the cash exercise of the AKOM Pubco Warrants, if any, for working capital and other general corporate purposes.
You should rely only on the information contained in this proxy statement/prospectus. IXAQ and AERKOMM have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [•], and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
You may request copies of this proxy statement/prospectus, without charge, by written request to IXAQ’s Chief Executive Officer at 345 Park Avenue, New York, NY 10154; or to Advantage Proxy, our proxy solicitor, by email at ksmith@advantageproxy.com. Individuals may also call Advantage Proxy toll free at 877-870-8565; banks and brokers can call 206-870-8565, or from the SEC through the SEC website at the address provided above.
In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of IXAQ to be held virtually on [•], you must request the information no later than five business days prior to the date of the extraordinary general meeting, by [•].

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “IXAQ” refer to IX Acquisition Corp. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter a corporation incorporated under the laws of the State of Delaware). Following the Domestication, IXAQ will be renamed “AKOM Inc.” and is referred to in this document as AKOM Pubco.
In this document:
“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement to be entered into by and among AKOM Pubco, the Sponsor, certain AERKOMM shareholders and certain other parties thereto upon the completion of the Proposed Transaction. A form of the A&R Registration Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex D.
“Adjusted Aggregate Fully Diluted AERKOMM Common Stock” means the sum, without duplication, of (a) all shares of AERKOMM Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of shares of AERKOMM Common Stock issuable upon conversion of all shares of AERKOMM Preferred Stock that are issued and outstanding immediately prior to the Effective Time; plus (c) the aggregate number of shares of AERKOMM Common Stock issuable upon full exercise of all AERKOMM Options (whether vested or unvested); plus (d) the aggregate number of shares of AERKOMM Common Stock issuable upon full conversion of all Converting AERKOMM Convertible Notes that are outstanding immediately prior to the Effective Time and excluding, for the avoidance of doubt, the Outstanding AERKOMM Convertible Note; plus (e) the aggregate number of shares of AERKOMM Common Stock issuable upon full conversion, exercise or exchange of any other securities of AERKOMM outstanding immediately prior to the Effective Time directly or indirectly convertible into or exchangeable or exercisable for shares of AERKOMM Common Stock.
“Adjusted Closing Net Debt” means the Closing Net Debt less any amounts outstanding under the AERKOMM Convertible Note as of the close of business on the day prior to the Closing.
“Adjournment Proposal” means the proposal to be considered at the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by IXAQ that more time is necessary or appropriate to approve one or more proposal at the extraordinary general meeting.
“Advantage Proxy” means Advantage Proxy, proxy solicitor to IXAQ.
“Advisory Organizational Documents Proposals” means the proposals to be considered at the extraordinary general meeting to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents.
“AERKOMM” means AERKOMM Inc., a Nevada corporation.
“AERKOMM Board” means the board of directors of AERKOMM prior to the Closing.
“AERKOMM Common Stock” means the common stock, no par value, of AERKOMM.
“AERKOMM Convertible Note” means, collectively, the promissory notes of AERKOMM, classified as either a “Converting Company Convertible Notes” or a “Outstanding Company Convertible Note,” outstanding immediately prior to the Effective Time.
“AERKOMM Option” means each option (whether vested or unvested) to purchase shares of AERKOMM Common Stock outstanding immediately prior to the Effective Time.
“AERKOMM Revenue” means for the applicable earnout period, the revenues of AERKOMM on a consolidated basis, calculated in accordance with U.S. GAAP and determined on a basis consistent with past practices.

“AERKOMM Securityholder” means a holder of shares of AERKOMM Common Stock and/or AERKOMM Options, prior to the Closing.
“AERKOMM Shareholder” means a holder of shares of AERKOMM Common Stock prior to the Closing.
“AERKOMM Support Agreement” means the support agreement, dated as of March 29, 2024, entered by and among IXAQ, AERKOMM and certain shareholders of AERKOMM, as it may be amended and supplemented from time to time, pursuant to which such AERKOMM shareholders have agreed, among other things, to vote in favor of the adoption and approval of the Business Combination. A copy of AERKOMM Support Agreement is attached to this proxy statement/prospectus as Annex E.
“AERKOMM Transaction Expenses” means the aggregate amount of reasonable fees, costs, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, AERKOMM or any of its Subsidiaries in connection with the negotiation, preparation and execution of the Merger Agreement, the Ancillary Agreements, the performance and compliance with the Merger Agreement and the Ancillary Agreements and conditions contained herein or therein to be performed or complied with by AERKOMM at or before Closing, and the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of AERKOMM, (b) the cost of any directors’ and officers’ “tail” insurance policy obtained by AERKOMM, (c) any and all filing fees payable by AERKOMM or any of its Subsidiaries to any Authority in connection with the transactions contemplated hereby, (c) any other fees, expenses, commissions or other amounts that are expressly allocated to AERKOMM pursuant to the Merger Agreement or any Ancillary Agreement and (d) any transaction, retention, change in control or similar bonuses, severance payments and other employee-related change of control payments payable by AERKOMM or any of its Subsidiaries as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of, or in connection with, the consummation of the transactions contemplated by the Merger Agreement.
“AERKOMM Warrant” means a warrant to purchase shares of AERKOMM Common Stock that is outstanding and unexercised (in whole or in part) immediately prior to the Effective Time.
“AERKOMM Warrant Holder” means a holder of AERKOMM Warrants prior to the Closing.
“Aggregate Merger Consideration” means (i) the Closing Merger Consideration plus (ii) the Incentive Merger Consideration actually earned pursuant to the Merger Agreement.
“AKOM Pubco” means IXAQ following the Closing (which, after the Domestication, will be a corporation incorporated under the laws of the State of Delaware and which will be renamed “AKOM Inc.”).
“AKOM Pubco Board” means the board of directors of AKOM Pubco subsequent to the Closing.
“AKOM Pubco Common Stock” means the common stock of AKOM Pubco, par value $0.0001 per share.
“AKOM Pubco Equity Incentive Plan” means the AKOM Inc. 2024 Equity Incentive Plan, which will become effective upon the Closing. A copy of the AKOM Pubco Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C.
“AKOM Pubco Equity Incentive Plan Proposal” means the proposal to be considered at the extraordinary general meeting to approve the AKOM Pubco Equity Incentive Plan.
“AKOM Pubco Security” means a share of AKOM Pubco Common Stock or an AKOM Pubco Warrant.
“AKOM Pubco Warrant” means a IXAQ Warrant that will become exercisable for one share of AKOM Pubco Common Stock subsequent to the Closing.
“Ancillary Agreements” means each of the agreements and instruments contemplated by the Merger Agreement or otherwise related to the transactions contemplated by the Merger Agreement and such other agreements or instruments contemplated by the Merger Agreement, in each case that was executed and delivered on the date of the Merger Agreement or on or prior to the date of Closing by IXAQ, Merger Sub, the Sponsor, AERKOMM, an AERKOMM Securityholder and/or any of their respective affiliates, including, the A&R Registration Rights Agreement, the Proposed Charter, the Proposed Bylaws, the Sponsor Support Agreement and AERKOMM Support Agreement.
“Business Combination Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Proposed Transaction.
“Cayman Constitutional Documents” means IXAQ’ Amended and Restated Memorandum and Articles of Association, as amended from time to time.
“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.
“Change in Control” means (a) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring equity interests that represent more than 50% of the total voting power of AKOM Pubco or (b) a sale or disposition of all or substantially all of the assets of AKOM Pubco and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of AKOM Pubco (or any successor to AKOM Pubco) immediately following the closing of such transaction (or series of related transactions) being beneficially owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the beneficial owners, respectively, of at least 50% of the equity interests of AKOM Pubco (or any successor to AKOM Pubco) immediately prior to such transaction (or series of related transactions).
“Closing” means the closing of the Proposed Transaction.
“Closing Date” means the date of the Closing.
“Closing Net Debt” means, as of the close of business on the day prior to the Closing, (a) the aggregate amount of all Indebtedness of the AERKOMM and its subsidiaries, less (b) the aggregate unrestricted cash and cash equivalents of AERKOMM and its subsidiaries on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of AERKOMM and its subsidiaries as of such time, in each case of clauses (a) and (b), on a consolidated basis and as determined in accordance with U.S. GAAP.
‘‘Closing Working Capital” means the Working Capital of AERKOMM as of the close of business on the day prior to the Closing Date (which for the avoidance of doubt shall not factor in the Outstanding Company Convertible Note).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Companies Act” refers to the Cayman Islands Companies Act (As Revised).
“Condition Precedent Proposals” mean the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal and the AKOM Pubco Equity Incentive Plan Proposal.
“Continental” or “Transfer Agent” means Continental Stock Transfer & Trust Company.
“Conversion Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Merger Consideration, by (b) the number of shares constituting the Aggregate Fully Diluted AERKOMM Common Stock immediately prior to Effective Time.
“Current Charter” means IXAQ’s Amended and Restated Memorandum and Articles of Association, as amended from time to time.
“DGCL” means the Delaware General Corporation Law, as amended.
“Domestication” means the domestication of IXAQ as a Delaware corporation in accordance with the DGCL, the Companies Act and the Cayman Constitutional Documents, in which IXAQ will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL and Part XII of the Companies Act; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (as attached hereto at Annex B-1) consistent with the DGCL and changing the name and registered office of IXAQ.
“Domestication Proposal” means the proposal to be considered at the extraordinary general meeting to approve the Domestication.
“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.
“Effective Time” means the effective time of the Business Combination.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Extraordinary General Meeting” means the extraordinary general meeting of IXAQ’ shareholders, to be held virtually at [•], Eastern Time on [•], via live webcast at [•], and any adjournments or postponements thereof.
“Founder Shares” means the 4,002,121, currently outstanding IXAQ Class A Ordinary Shares of IXAQ owned by the Sponsor.
“GAAP” means U.S. generally accepted accounting principles.
“IRS” means the U.S. Internal Revenue Service.
“Insiders” means the Sponsor and each director and officer of IXAQ.
“Insider Letter” means IXAQ’ letter agreements with the Insiders, dated October 6, 2021, containing provisions relating to transfer restrictions of the Founder Shares and Private Placement Warrants, indemnification of the Trust Account, waiver of Redemption Rights and participation in liquidation distributions from the Trust Account. No separate consideration was paid to the Insiders in connection with the waiver of Redemption Rights.
“IPO” or “Initial Public Offering” means IXAQ’ initial public offering of the IXAQ Units, IXAQ Class A Ordinary Shares and IXAQ Warrants pursuant to registration statements on Form S-1 declared effective by the SEC on October 6, 2021 (SEC File No. 333- 259567). On October 12, 2021, IXAQ completed its initial public offering.
“IXAQ” means IXAQ Acquisition Corp. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware).
“IXAQ Board” means the board of directors of IXAQ prior to the Closing.
“IXAQ Class A Ordinary Shares” means, prior to the Domestication, the Class A ordinary shares of IXAQ, par value $0.0001 per share.
“IXAQ Class B Ordinary Shares” means, prior to the Domestication, the Class B ordinary shares of IXAQ, par value $0.0001 per share.
“IXAQ Ordinary Shares” means, collectively, the IXAQ Class A Ordinary Shares and the IXAQ Class B Ordinary Shares.
“IXAQ Units” means the units sold in the IPO (including pursuant to the overallotment option) consisting of one IXAQ Class A Ordinary Share and one-half of one redeemable IXAQ Warrant.
“IXAQ Warrant” means a redeemable warrant exercisable for one IXAQ Class A Ordinary Share at an exercise price of $11.50 per share.
“Maximum Redemptions Scenario” means a redemptions scenario that assumes that 1,610,373 Public Shares, or approximately [•] % of the outstanding Public Shares and 100% of all Public Shares that are not subject to Non-Redemption Agreements, are redeemed in connection with the Business Combination for an aggregate payment of approximately $18.69 million from the Trust Account at a redemption price of approximately $11.61 per share.
“Merger” means the statutory merger of Merger Sub with and into AERKOMM pursuant to the terms of the Merger Agreement, and in accordance with the applicable provisions of the DGCL, with AERKOMM continuing as the surviving entity and a wholly-owned subsidiary of AKOM Pubco and changing its name to “AKOM Inc.”.
“Merger Agreement” means the Merger Agreement, dated as of March 29, 2024, as amended by the amendment dated as of September 25, 2024, by and among IXAQ, Merger Sub and AERKOMM and as it may be further amended and/or restated from time to time. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.
“Merger Sub” means AKOM Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ.
“Nasdaq” means The Nasdaq Stock Market LLC.
“No Additional Redemptions Scenario” means a redemptions scenario that assumes that no Public Shares are redeemed in connection with the Business Combination.
“Organizational Documents Proposal” means the proposal to be considered at the extraordinary general meeting to approve by special resolution the Proposed Charter and the Proposed Bylaws. A copy of each of the Proposed Charter and the Proposed Bylaws is attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively.
“Person” means any individual, firm, corporation, partnership, limited liability company, association, trust, joint venture, joint stock company, governmental authority or instrumentality or other entity or organization of any other kind.
“PIPE Financing” means any purchase by investors of IXAQ shares in connection with a private placement at or prior to the Closing on terms mutually agreeable to IXAQ and AERKOMM, acting reasonably.
“Private Placement Warrants” means the 7,150,000 IXAQ Warrants each exercisable for one Class A ordinary share in connection with the Closing made up of 6,150,000 Sponsor Private Placement Warrants and 1,000,000 Underwriters Private Placement Warrants.
“Proposed Bylaws” mean the proposed bylaws of AKOM Pubco to be in effect following the Domestication and Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B-2.
“Proposed Charter” means the proposed certificate of incorporation of AKOM Pubco to be in effect following the Domestication and the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B-1.
“Proposed Organizational Documents” means the Proposed Charter and the Proposed Bylaws.
“Proposed Transaction” or “Business Combination” means the transactions contemplated by the Merger Agreement and the other agreements contemplated therein.
“Public Shareholders” means the holders of IXAQ Class A Ordinary Shares that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).
“Public Shares” means the IXAQ Class A Ordinary Shares sold in the IPO (whether they were purchased in the IPO as part of the IXAQ Units or thereafter in the open market) and, following the Domestication, the shares of AKOM Pubco Common Stock received in connection with the Domestication upon conversion of such IXAQ Class A Ordinary Shares.
“Public Warrant Holders” means the holders of the Public Warrants of IXAQ.

“Public Warrants” means the IXAQ Warrants sold in the IPO (whether they were purchased in the IPO as part of the IXAQ Units or thereafter in the open market).
“Record Date” means [•].
“Redemption” means the redemption of Public Shares for the Redemption Price.
“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account that are available for distribution to Public Shareholders in accordance with the Cayman Constitutional Documents (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing). The Redemption Price will be calculated two business days prior to the completion of the Proposed Transaction in accordance with the Cayman Constitutional Documents.
“Redemption Rights” means the rights of the Public Shareholders to demand Redemption of their Public Shares into cash in accordance with the procedures set forth in the Cayman Constitutional Documents and this proxy statement/prospectus.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Shareholder Proposals” means, collectively, (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the AKOM Pubco Equity Incentive Plan Proposal and (g) the Adjournment Proposal, if presented.
“Sponsor” means IX Acquisition Services LLC.
“Sponsor Shares” means 4,002,121 of the Founder Shares held by the Sponsor.
“Sponsor Support Agreement” means the support agreement, dated as of March 29, 2024, entered by and among IXAQ, AERKOMM and the Sponsor, as it may be amended and supplemented from time to time, pursuant to which the Sponsor has agreed, among other things, to vote in favor of the adoption and approval of the Business Combination. A copy of the Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex F.
“Stock Issuance Proposal” means the proposal to be considered at the extraordinary general meeting to approve for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of AKOM Pubco Common Stock and securities convertible into shares of AKOM Pubco Common Stock to (i) the AERKOMM equityholders pursuant to the Merger Agreement, and (ii) to any other persons pursuant to subscription, purchase, or similar agreements IXAQ may enter into prior to Closing.
“Target Working Capital” means USD $0.
“Trust Account” means the trust account of IXAQ, which holds the net proceeds from the IPO and the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.
“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 12, 2021, by and between IXAQ and the Transfer Agent, as trustee.
“ValueScope” means ValueScope, Inc., the fairness opinion provider to IXAQ.
“Warrant Agreement” means the Warrant Agreement, dated as of October 12, 2021, between IXAQ and the Transfer Agent, as warrant agent, which governs IXAQ’ outstanding warrants.
“Working Capital” means all current assets of AERKOMM and its subsidiaries, on a consolidated basis, (excluding, without duplication, cash and cash equivalents) minus (ii) all current liabilities of the

AERKOMM and its Subsidiaries, on a consolidated basis (excluding, without duplication, Indebtedness and unpaid Company Transaction Expenses)
“Working Capital Variance from Target” means (a) the amount, if any, by which the Closing Working Capital as of the close of business on the day prior to the Closing Date, as determined in accordance with the Merger Agreement is less than Target Working Capital, in which case the “Working Capital Variance from Target” shall be a negative number, or (b) the amount, if any, by which Closing Working Capital as of the close of business on the day prior to the Closing Date, as determined in accordance with the Merger Agreement is greater than Target Working Capital, in which case the “Working Capital Variance from Target” shall be a positive number.

MARKET AND INDUSTRY DATA
We are responsible for the disclosure contained in this proxy statement/prospectus. However, information contained in this proxy statement/prospectus concerning the market and the industry in which AERKOMM competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by AERKOMM based on such sources and AERKOMM’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable. The industry in which AERKOMM operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to AERKOMM’s Business” and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for IXAQ and AERKOMM to complete the Proposed Transaction. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:
•
the benefits of the Proposed Transaction;

•
the ability to consummate the Business Combination;

•
the future financial performance of AKOM Pubco following the Proposed Transaction;

•
changes in the market for AERKOMM’s products and services; and

•
expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and IXAQ and AERKOMM managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of IXAQ, AERKOMM and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing IXAQ’s or AERKOMM’s views as of any subsequent date. Neither IXAQ nor AERKOMM undertakes any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set out in this proxy statement/prospectus. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:
•
the occurrence of any event, change or other circumstances that could delay the Proposed Transaction or give rise to the termination of the Merger Agreement;

•
estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the Proposed Transaction;

•
risks relating to the uncertainty of the projected financial information with respect to AKOM Pubco;

•
the outcome of any legal proceedings that may be instituted against AERKOMM or IXAQ following announcement of the Proposed Transaction and transactions contemplated thereby;

•
the inability to complete the Proposed Transaction due to the failure to obtain approval of the IXAQ shareholders or the failure of IXAQ to meet the conditions to closing in the Merger Agreement;

•
the inability to maintain the listing of the AKOM Pubco Common Stock on Nasdaq following the Proposed Transaction;

•
AKOM Pubco’s public securities’ liquidity and trading;

•
the risk that the Proposed Transaction disrupts current plans and operations;

•
the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, and the ability of AKOM Pubco to grow and manage growth profitably;

•
costs related to the Proposed Transaction;

•
AERKOMM’s ability to obtain sufficient additional financing, on acceptable terms or at all, and ability to continue as a going concern;

•
the impact of AERKOMM s remaining indebtedness outstanding following the Proposed Transaction;

•
changes in the market in which AERKOMM competes, including with respect to its competitive landscape, technology evolution or changes in applicable laws or regulations;

•
the impact of macroeconomic events, such as inflation, recessions or depressions, war or fears of war, and the coronavirus (“COVID-19”) pandemic;

•
changes in the vertical markets that AERKOMM targets;

•
the impact of current or future government regulation and oversight, including the U.S. federal, state and local authorities;

•
the ability to launch new AERKOMM services and products or to profitably expand into new markets;

•
the ability to execute AERKOMM’s growth strategies, including identifying and executing acquisitions;

•
the ability to develop and maintain effective internal controls and procedures or correct the previously identified material weakness;

•
the exposure to any liability, protracted and costly litigation or reputational damage relating to AERKOMM’s data security;

•
the possibility that AERKOMM or IXAQ may be adversely affected by other economic, business, and/or competitive factors; and

•
other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under “Risk Factors” of this proxy statement/prospectus.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF IXAQ
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Proposed Transaction. The following questions and answers do not include all the information that is important to IXAQ’ shareholders. IXAQ urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Proposed Transaction and the voting procedures for the extraordinary general meeting, which will be held at [•], Eastern Time, on [•], virtually via live webcast. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of Loeb & Loeb LLP located at 345 Park Avenue, New York, NY 10022. To participate in the extraordinary general meeting online, visit [•] and enter the 12-digit control number included on your proxy card. You may register for the extraordinary general meeting as early as [•], Eastern Time, on [•]. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.
Q.
Why am I receiving this proxy statement/prospectus?

A.
You are receiving this proxy statement/prospectus because you are a shareholder of IXAQ and you are entitled to vote at the extraordinary general meeting to approve the matters set forth herein. This document serves as:

•
a proxy statement of IXAQ to solicit proxies for the extraordinary general meeting on the matters set forth herein;

•
a prospectus of AKOM Pubco to offer AKOM Pubco Common Stock and AKOM Pubco Warrants to the IXAQ shareholders and warrantholders in the Domestication and to the AERKOMM equityholders in the Merger; and

•
a prospectus of AKOM Pubco for the sale by the selling stockholders of the AKOM Pubco Common Stock and AKOM Pubco Warrants received in the Business Combination.

IXAQ shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Proposed Transaction. The Merger Agreement provides for, among other things, (i) the Domestication of IXAQ and (ii) the Merger of Merger Sub with and into AERKOMM, with AERKOMM surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement and the applicable provisions of the DGCL, as more fully described elsewhere in this proxy statement/prospectus. See “The Domestication Proposal” and “The Business Combination Proposal” for more detail.
A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.
THE VOTE OF PUBLIC SHAREHOLDERS IS IMPORTANT. PUBLIC SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF IXAQ AND AERKOMM.
Q.
What proposals are shareholders of IXAQ being asked to vote upon?

A.
At the extraordinary general meeting, IXAQ is asking holders of IXAQ Ordinary Shares to consider and vote upon:

•
The Business Combination Proposal;

•
The Domestication Proposal;

•
The Stock Issuance Proposal;

•
The Organizational Documents Proposal;

•
The Advisory Organizational Documents Proposals;

•
The AKOM Pubco Equity Incentive Plan Proposal; and

•
The Adjournment Proposal, if presented.

If IXAQ’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could be terminated and the Proposed Transaction may not be consummated. See “The Business Combination Proposal,” “The Domestication Proposal,” “The Stock Issuance Proposal,” “The Organizational Documents Proposal,” and “The AKOM Pubco Equity Incentive Plan Proposal,” of this proxy statement/prospectus, respectively.
IXAQ will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Proposed Transaction and the other matters to be acted upon at the extraordinary general meeting. Shareholders of IXAQ should read it carefully.
After careful consideration, the IXAQ Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the AKOM Pubco Equity Incentive Plan Proposal, and (g) the Adjournment Proposal, if presented, are in the best interests of IXAQ and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of IXAQ’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’ officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.
Q.
Are the proposals conditioned on one another?

A.
Yes. The Proposed Transaction is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

Q.
Why is IXAQ proposing the Proposed Transaction?

A.
IXAQ was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

AERKOMM is an asset-light satellite communication technology company with proprietary antennas and modems that seeks to provide carrier-neutral and software-defined infrastructure to deliver mission-critical, multi-orbit satellite broadband connectivity where and when it is needed.
Based on its due diligence investigations of AERKOMM and the industry in which it operates, including the financial and other information provided by AERKOMM in the course of IXAQ’s due diligence investigations, the IXAQ Board believes that the Proposed Transaction with AERKOMM is in the best interests of IXAQ and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “The Business Combination Proposal — IXAQ Board of Director’s Reasons for the Approval of the Business Combination” for additional information.
Although the IXAQ Board believes that the Proposed Transaction with AERKOMM presents an attractive business combination opportunity and is in the best interests of IXAQ and its shareholders, the IXAQ Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in “The Business Combination Proposal — IXAQ Board of

Director’s Reasons for the Approval of the Business Combination,” as well as in “Risk Factors — Risks Related to AERKOMM’s Business”.
Q.
What will AERKOMM Securityholders receive in connection with the Business Combination?

A.
Under the Merger Agreement, “Aggregate Merger Consideration” means (i) the Closing Merger Consideration plus (ii) the Incentive Merger Consideration actually earned. A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) fifty percent (50%) of $400,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, and plus (d) the Working Capital Variance from Target (which may be a negative number). The “Incentive Merger Consideration” means a number of IXAQ Class D Common Stock equal to the quotient obtained by dividing (a) the Incentive Purchase Price, by (b) $11.50. The “Incentive Purchase Price” means a dollar amount that is fifty percent (50%) of $400,000,000.

A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) $200,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, plus (d) the Working Capital Variance from Target (which may be a negative number). The “Incentive Merger Consideration” means a number of 17,391,304 shares of IXAQ Class D Common Stock. Based on the financial statements as of June 30, 2024, the number of shares of common stock issued at closing would be 22,093,466 assuming no further redemption scenario and 20,483,093 under the maximum redemption scenario.
Pursuant to the Merger Agreement, at the Effective Time, each AERKOMM Option, whether vested or unvested, will, by virtue of the Merger and without any further action on the part of any party or the holder thereof, be assumed by IXAQ and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such AERKOMM Option immediately prior to the Effective Time, shares of IXAQ Class A Common Stock, except that (A) the number of shares of IXAQ Class A Common Stock subject to such Assumed Option will equal the product of (x) the number of AERKOMM Common Stock that were subject to such AERKOMM Option immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio, rounded down to the nearest whole share, and (B) the per-share exercise price will equal the quotient of (1) the exercise price per AERKOMM Common Share at which such AERKOMM Option was exercisable immediately prior to the Effective Time, divided by (2) the Conversion Ratio, rounded up to the nearest whole cent; provided that each AERKOMM Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code and (B) will be adjusted in a manner that complies with Section 409A of the Code.
Pursuant to the Merger Agreement, the Outstanding AERKOMM Convertible Note will remain outstanding, provided, however, that such Outstanding AERKOMM Convertible Note will be convertible to shares of IXAQ Class A Common Stock on the same terms and conditions as applied to such Outstanding AERKOMM Convertible Note immediately prior to the Effective Time. The number of shares of Class A Common Stock subject to such Outstanding AERKOMM Convertible Note will be equitably adjusted as if such Outstanding AERKOMM Convertible Note was treated as Converting AERKOMM Convertible Note at the Effective Time.
Prior to the Closing, AERKOMM will cause certain persons to enter into a Lock-Up Agreement with IXAQ to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration will be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of AERKOMM, for a shorter period of time as may be mutually agreed upon between IXAQ and AERKOMM (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met).
For information on the percentage of the issued and outstanding shares of AKOM Pubco Common Stock immediately following the Closing that are expected to be held by the AERKOMM Securityholders, the Sponsor and IXAQ’ current public security holders, in various redemption scenarios, based on AERKOMM’s balance of capital stock as of [•], see “What equity stake will current IXAQ shareholders and AERKOMM Securityholders hold in AKOM Pubco immediately after the consummation of the Proposed Transaction?”.
Q.
What equity stake will current IXAQ shareholders and AERKOMM Securityholders hold in AKOM Pubco immediately after the consummation of the Proposed Transaction?

A.
It is anticipated that, following the Business Combination, an aggregate of 20,483,093 shares of AKOM Pubco Common Stock will be outstanding, assuming maximum redemptions and based on AERKOMM’s balance of capital stock as of June 30, 2024, comprised of: (i) 12,902,315 shares of AKOM Pubco Common Stock issued to AERKOMM’s Securityholders in the Merger, constituting approximately 63.0% of the outstanding Pubco Common Stock; (ii) 3,001,591 shares of AKOM Pubco Common Stock issued to the Sponsor, constituting approximately 14.7% of the outstanding AKOM Pubco Common Stock; and (iii) 1,310,909 shares of AKOM Pubco Common Stock issued to the Anchor investors, constituting approximately 6.3% of the outstanding AKOM Pubco Common Stock (iv) no shares of AKOM Pubco Common Stock held by IXAQ Public Shareholders (v) 224,800 shares of AKOM Pubco Common Stock issued to the SAFE investors, constituting approximately 1.1% of the outstanding AKOM Pubco Common Stock (vi) 3,043,478 shares of AKOM Pubco Common Stock issued to the PIPE investors, constituting approximately 14.9% of the outstanding AKOM Pubco Common Stock. These percentages assume that no IXAQ and AERKOMM Warrants and AERKOMM Options will be exercised and there are no other issuances of equity securities of AKOM Pubco prior to or in connection with the Closing, including any equity awards that may be issued under the AKOM Pubco Equity Incentive Plan following the Business Combination and excludes the Incentive Shares. If the actual facts are different from these assumptions, the percentage ownership retained by IXAQ’s existing shareholders in the combined company will be different.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Unaudited Condensed Combined Pro Forma Financial Information”. For more information, including the ownership percentages in the no additional redemptions scenario and the effect of certain dilutive securities, see the section entitled “The Business Combination Proposal — Ownership of Pubco after the Closing”.
Q.
How has the announcement of the Proposed Transaction affected the trading price of the IXAQ Class A Ordinary Shares?

A.
On March 28, 2024, the last trading date prior to the public announcement of the Proposed Transaction, IXAQ Units, IXAQ Class A Ordinary Shares and Public Warrants closed at $10.04, $11.20 and $0.03, respectively. As of May 10, 2024, the last trading day immediately prior to the filing date of the initial proxy statement/prospectus, the closing price for each IXAQ Unit, IXAQ Class A Ordinary Share and Public Warrant was $10.04, $11.31 and $0.08, respectively. As of October 21, 2024, the closing price for IXAQF (IXAQ Class A Ordinary Shares) was $11.80.

Q.
Why is IXAQ proposing the Domestication?

A.
The IXAQ Board believes that there are significant advantages to AKOM Pubco that will arise as a result of a change of IXAQ’s domicile to the State of Delaware. Further, the IXAQ Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The IXAQ Board believes that there are several reasons why a reincorporation in the State of Delaware is in the best interests of IXAQ and its shareholders, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in “The Domestication Proposal — Reasons for the Domestication”.
To effect the Domestication, IXAQ will (a) file with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the Proposed Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, (b) complete and make and procure all those filings required to be made with the Cayman Registrar under the Companies Act in connection with the Domestication, and (c) obtain a certificate of de-registration from the Cayman Registrar, as a result of which IXAQ will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation.
The approval of the Domestication Proposal is a condition to the Closing under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of IXAQ Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
Q.
What amendments will be made to the Cayman Constitutional Documents?

A.
The consummation of the Proposed Transaction is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Proposed Transaction, IXAQ’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace the Cayman Constitutional Documents, in each case, under the Companies Act, with the Proposed Charter and the Proposed Bylaws, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in “The Domestication Proposal” of this proxy statement/prospectus.

Q.
How will the Domestication affect my IXAQ Class A Ordinary Shares, IXAQ Warrants and IXAQ Units?

A.
In connection with the Domestication, at the effective time of the Domestication, (i) each then issued and outstanding IXAQ Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of AKOM Pubco Common Stock; (ii) each then issued and outstanding IXAQ Warrant (including each Private Placement Warrant) will become exercisable for one share of AKOM Pubco Common Stock having the same terms and subject to the same conditions of such IXAQ Warrant; and (iii) each then issued and outstanding IXAQ Unit will separate and convert automatically into one share of AKOM Pubco Common Stock and one-half of one AKOM Pubco Warrant.

Q.
Will holders of Public Shares or Public Warrants be subject to U.S. federal income tax on the AKOM Pubco Common Stock or AKOM Pubco Warrants received in the Domestication?

A.
As discussed more fully under “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities,” the Domestication should qualify as a “reorganization” within the meaning of Section 368 of the Code. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a Domestication of a corporation holding only investment-type assets such as IXAQ, the qualification of the Domestication as an “reorganization” within the meaning of Section 368 of the Code is not entirely clear. If the Domestication so qualifies, then a U.S. Holder (as defined below) will be subject to Section 367(b) of the Code and, as a result:

•
a U.S. Holder whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of IXAQ stock entitled to vote and less than 10% of the total value of all classes of IXAQ stock will generally not recognize any gain or loss and will generally not be required to include any part of IXAQ’s earnings in income pursuant to the Domestication;

•
a U.S. Holder whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of IXAQ stock entitled to vote and less than 10% of the total value of all classes of IXAQ stock will generally recognize gain (but not loss) on the exchange of Public Shares for AKOM Pubco Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Public Shares, provided certain other requirements are satisfied. IXAQ does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•
a U.S. Holder who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of IXAQ stock entitled to vote or 10% or more of the total value of all classes of IXAQ stock will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Public Shares, provided certain other requirements are satisfied. Any U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. IXAQ does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of IXAQ securities may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its IXAQ securities for AKOM Pubco securities pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of AKOM Pubco securities received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding IXAQ securities surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities — Passive Foreign Investment Company Status.”
If the Domestication does not qualify as a reorganization, then a U.S. Holder that exchanges its IXAQ securities for AKOM Pubco securities will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the AKOM Pubco Common Stock and AKOM Pubco Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the Public Shares and Public Warrants exchanged.
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s shares of Public Shares after the Domestication.
For a more detailed discussion of certain U.S. federal income tax consequences of the Domestication, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities” in this proxy statement/consent solicitation statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Domestication.
Q.
Do I have Redemption Rights?

A.
If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If you wish to exercise your Redemption Rights, please see the answer to the next question: “How do I exercise my Redemption Rights?”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without IXAQ prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without IXAQ’s prior consent.
As part of the Letter Agreement entered into at the time of IXAQ’s IPO, the Insiders agreed to waive their Redemption Rights with respect to all of the Founder Shares in connection with the completion of the Business Combination. The Insiders did not receive any separate consideration paid in connection with providing such waiver.
Holders of IXAQ Warrants do not have redemption rights with respect to their IXAQ Warrants.
Holders of Public Shares who also hold Public Warrants may elect to redeem their Public Shares, and still retain their Public Warrants. The aggregate value of the 11,500,000 Public Warrants based on the closing price for the Public Warrants of $[•] on [•], 2024 was approximately $[•]. Public stockholders who redeem their Public Shares may continue to hold any Public Warrants that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants, if despite such redemptions, the Business Combination was consummated. We cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination.
As indicated elsewhere in this proxy statement/prospectus, the outstanding IXAQ Warrants represent potential additional dilution to IXAQ Shareholders. See “Summary of the Proxy Statement/Prospectus — Ownership of AKOM Pubco After the Closing.” The IXAQ Warrants will become exercisable beginning 30 days after the Closing. For a discussion of the risks relating to warrant dilution, see “Risk Factors — AKOM Pubco Warrants will become exercisable for AKOM Pubco Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. Such dilution will increase if more shares of IXAQ Class A Ordinary Shares are redeemed.”
Q.
How do I exercise my Redemption Rights?

A.
If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)
(i) hold Public Shares or (ii) hold Public Shares through IXAQ Units and elect to separate your IXAQ Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

(b)
submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that IXAQ redeem all or a portion of your Public Shares for cash; and

(c)
tender or deliver your share certificates for Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.
The address of the Transfer Agent is listed under the question “Who can help answer my questions?” beginning on page [•] of this proxy statement/prospectus.
Holders of IXAQ Units must elect to separate the IXAQ Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If holders hold their IXAQ Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the IXAQ Units into the underlying Public Shares and Public Warrants, or if a holder holds IXAQ Units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of IXAQ’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your Redemption Rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Proposed Transaction.
A IXAQ shareholder may withdraw a request for Redemption until the redemption deadline and, following this deadline, with IXAQ’s consent up until the Closing. Furthermore, if a holder of a Public Share tenders or delivers its share certificates (if any) along with the redemption forms in connection with an election of its Redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that IXAQ permit the withdrawal of the request for Redemption and instruct the Transfer Agent to return the share certificates (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.
Any corrected or changed written exercise of Redemption Rights must be received by the Transfer Agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for Redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been tendered or delivered (either physically or electronically) to the Transfer Agent, at least two business days prior to the scheduled vote at the extraordinary general meeting.
If a holder of Public Shares properly makes a request for Redemption and the certificates for Public Shares (if any) along with the redemption forms are tendered or delivered as described above, then, if the Proposed Transaction is consummated, AKOM Pubco will redeem the Public Shares for a pro rata portion of funds held in the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction.
If the Proposed Transaction is not consummated, the Public Shares will be returned to the respective holder, broker or bank.
If you are a holder of Public Shares and you exercise your Redemption Rights, such exercise will not result in the loss of any Public Warrants that you may hold.
Q.
How do the Public Warrants differ from the Private Placement Warrants and what are the related risks for any Public Warrant holders post-Business Combination?

A.
The Public Warrants are identical to the Private Placement Warrants in their respective material terms and provisions, except that the Private Placement Warrants will not be redeemable by IXAQ so long as they are held by the Sponsor or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by IXAQ and exercisable by the holders on the same basis as the Public Warrants. The Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants until 30 days after the consummation of the Business Combination. The aforementioned terms of the Private Placement Warrants are detailed in the Warrant Agreement and are not modified as a result of the Business Combination.

Following the consummation of the Business Combination, AKOM Pubco has the ability to redeem the outstanding Public Warrants for cash at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the closing price of AKOM Pubco Common Stock is equal to or exceeds $18.00 per share (as adjusted for sub share sub divisions, share capitalizations, reorganizations, recapitalization and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which AKOM Pubco sends the notice of redemption to warrant holders. The value received upon redemption of the warrants (i) may be less than the value the holders would have received if they have exercised their warrants at a later time when the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants.
In addition, AKOM Pubco will have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.10 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the last reported sale price of the AKOM Pubco Common Stock equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which AKOM Pubco sends the notice of redemption to the warrant holders. In such a case, the holders will be able to exercise their Public Warrants on a cashless basis prior to redemption for a number of the AKOM Pubco Common Stock determined based on the redemption date and the fair market value of the AKOM Pubco Common Stock. If the reference value is less than $18.00 per share, the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above. Any such redemption may have similar consequences to a cashless redemption described in “Description of AKOM Pubco Securities — Redemption of AKOM Pubco Warrants when the price per share of AKOM Pubco Common Stock equals or exceeds $10.00”. In addition, such redemption may occur at a time when the warrants are “out-of-the-money”, in which case warrant holders would lose any potential embedded value from a subsequent increase in the value of AKOM Pubco Common Stock had the warrants remained outstanding. For more information, see “Description of AKOM Pubco Securities — Warrants — Public Warrants”.
In the event that AKOM Pubco determines to redeem the Public Warrants pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, AKOM Pubco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by AKOM Pubco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Q.
If I am a holder of IXAQ Units, can I exercise Redemption Rights with respect to my IXAQ Units?

A.
No. Holders of issued and outstanding IXAQ Units must elect to separate the IXAQ Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If you hold your IXAQ Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the IXAQ Units into the underlying Public Shares and Public Warrants, or if you hold IXAQ Units registered in your own name, you must contact the Transfer Agent, directly and instruct them to do so. You are requested to cause your Public Shares to be separated and tendered or delivered to the Transfer Agent, along with the redemption forms by [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order to exercise your Redemption Rights with respect to your Public Shares.

Q.
What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A.
In the event that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) elects to redeem its Public Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Public Shares under Section 302 of the Internal Revenue Code of 1986, as amended (the “Code”), or is treated as a distribution under Section 301 of the Code and whether IXAQ would be characterized as a passive foreign investment company (“PFIC”).

Additionally, because the Domestication will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to Public Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of section 367(b) of the Code and the PFIC rules. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Considerations.” All holders of Public Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
Q.
What happens to the funds deposited in the Trust Account after consummation of the Proposed Transaction?

A.
Following the closing of the IPO (including full exercise of the over-allotment option by the underwriters of the IPO), an amount equal to $231,150,000 of the net proceeds from the IPO and the sale of the Private Placement Warrants was placed in the Trust Account.

IXAQ initially had until April 12, 2023 to consummate an initial business combination. On April 10, 2023, IXAQ held the first extension meeting (the “First Extension”) whereby the shareholders approved amendments to the Cayman Constitutional Documents to extend the date by which IXAQ must complete an initial business combination from April 12, 2023 to May 12, 2023 (the “Extended Date”) and to allow the IXAQ, without another shareholder vote, by resolution of the Board, to elect to further extend the Extended Date in one-month increments up to eleven additional times, or a total of up to twelve months total, up to April 12, 2024. In connection with the First Extension, shareholders holding an aggregate of 18,336,279 Public Shares exercised their right to redeem their shares for $10.31 per share of the funds held in the Trust Account, leaving approximately $48 million in the Trust Account after such redemption.
On November 24, 2023, IXAQ held the Second Extension Meeting. At the Second Extension Meeting, IXAQ shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which IXAQ must complete an initial business combination, from December 12, 2023 to October 12, 2024. In connection with the Second Extension, shareholders holding an aggregate of 1,817,650 Public Shares exercised their right to redeem their shares for $11.00 per share of the funds held in the Trust Account.
On October 9, 2024, IXAQ held the Third Extension Meeting. At The Third Extension Meeting, IXAQ shareholders approved amendments to the Cayman Constitutional Documents to further extend the date by which IXAQ must complete an initial business combination, from October 12, 2024 to October 12, 2025. In connection with the Third Extension, shareholders holding an aggregate of 1,235,698 Public Shares exercised their right to redeem their shares for $11.58 per share of the funds held in the Trust Account, leaving approximately $19 million in the Trust Account after such redemption.
As of the Record Date, funds in the Trust Account totaled $[•] and were held in an interest-bearing bank deposit account. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (a) the completion of a business combination (including the Closing), (b) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of IXAQ’s obligation to redeem 100% of the Public Shares if it does not complete a business combination by October 12, 2025 and (c) the Redemption of all of the Public Shares if IXAQ is unable to complete a business combination by October 12, 2025 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.
Upon consummation of the Proposed Transaction, the funds deposited in the Trust Account will be released to pay holders of Public Shares who properly exercise their Redemption Rights, to pay transaction fees and expenses associated with the Proposed Transaction, and for working capital and general corporate purposes of AKOM Pubco following the Proposed Transaction.
Q.
What underwriting fees are payable in connection with the Business Combination?

A.
Pursuant to that certain Underwriting Agreement, dated October 6, 2021, by and between IXAQ and Cantor Fitzgerald & Co. with the other underwriters named on Schedule A thereto (the “Underwriting

Agreement”), the underwriters were paid a cash underwriting discount of $0.20 per IXAQ Unit (excluding over-allotment IXAQ Units) in the Initial Public Offering, or $4,000,000 in the aggregate upon the closing of the Initial Public Offering. In addition, $0.50 per IXAQ Unit (excluding over-allotment IXAQ Units), and $0.70 per over-allotment IXAQ Unit (totaling $12,100,000 in aggregate) is payable to the underwriters for deferred underwriting commission. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that IXAQ completes a business combination, subject to the terms of the Underwriting Agreement.
At the request of IXAQ, in order to reduce transaction costs in connection with the Business Combination, on April 12, 2023, IXAQ entered into a Fee Reduction Agreement, which amends the Underwriting Agreement. According to the Underwriting Agreement, we previously agreed to pay to the underwriters of the Initial Public Offering an aggregate of $12,100,000 as deferred underwriting commissions, a portion of which fee is payable to each underwriter in proportion to their respective commitments pursuant to the Underwriting Agreement, upon the consummation of a business combination. Pursuant to the Fee Reduction Agreement, the underwriters have agreed to forfeit sixty-six and 94/100 percent (66.94%) of the aggregate deferred underwriting commissions of $12,100,000 for a total reduction of $8,100,000. However, if we enter into a business combination with a target at a pre-money valuation above $100 million, the forfeiture percentage for underwriters will be reduced to no less than fifty percent (50%) to each, an approximate reduction of $6,050,000.
	Assuming No Additional Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
Unredeemed Public Shares(1)	1,610,373	1,207,780	805,187	402,594	—
Trust Proceeds to AKOM Pubco(2)	$18,692,495	14,019,374	9,346,253	4,673,132	—
Upfront Underwriting Discount	$4,000,000	4,000,000	4,000,000	4,000,000	4,000,000
Deferred Underwriting Discount, pre-waiver	$12,100,000	12,100,000	12,100,000	12,100,000	12,100,000
Deferred Underwriting Discount, post-waiver	2,850,000	2,850,000	2,850,000	2,850,000	2,850,000
Total Underwriting Discount, pre-waiver	$16,100,000	16,100,000	16,100,000	16,100,000	16,100,000
Total Underwriting Discount, post-waiver	$6,850,000	6,850,000	6,850,000	6,850,000	6,850,000
Total Underwriting Discount, pre-waiver as percentage of Trust Proceeds to AKOM Pubco	86%	115%	172%	345%	Undefined%
Effective Total Underwriting Discount, post-waiver as percentage of Trust Proceeds to AKOM Pubco	37%	49%	73%	147%	Undefined%

(1)
As of June 30, 2024 and assumes 100% redemptions under the maximum redemption scenario.

(2)
Uses an illustrative per share price of $11.61, based on the per share redemption price as of June 30, 2024 plus the extension deposits totaling $198,311 made and interest earned in trust of 370,107 subsequent to June 30, 2024, and through October 9, 2024.

Q.
Did the IXAQ Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Proposed Transaction?

A.
Yes. ValueScope, Inc. (“ValueScope”) provided the IXAQ Board a fairness opinion which concluded that, as of the date of its opinion, and based on and subject to the assumptions, qualifications and other matters set forth therein, the Aggregate Merger Consideration to be paid by IXAQ in the Merger is fair, from a financial point of view, to Public Shareholders unaffiliated with the Sponsor or its affiliates.

As part of its analysis, ValueScope looked at two valuation approaches: (i) a selected public companies analysis and (ii) a selected transactions analysis.
ValueScope’s opinion was provided to the IXAQ Board (in its capacity as such) in connection with its evaluation of the Merger and was not provided to any other party for any other purpose. See “The Business Combination Proposal — Opinion of ValueScope, as Financial Advisor to IXAQ’s Board of Directors” for additional information regarding the scope, assumptions made, procedures followed, matters considered, qualifications and limitations of the review undertaken and other matters considered by ValueScope in connection with the preparation of its fairness opinion.
Q.
What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A.
Our Public Shareholders are not required to vote in respect of the Proposed Transaction in order to exercise their Redemption Rights. Accordingly, the Proposed Transaction may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of Redemptions by Public Shareholders.

Q.
What conditions must be satisfied to complete the Proposed Transaction?

A.
The Closing of the Proposed Transaction is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of IXAQ and AERKOMM; (ii) IXAQ’s initial listing application being conditionally approved for listing on a national securities exchange; (iii) the effectiveness of the registration statement; (iv) the Domestication having been consummated on the day that is at least one Business Day prior to the Closing Date; (v) delivery of the respective certificates, authorizations and certificates of good standing from AERKOMM, IXAQ and Merger Sub; and (vi) the AKOM Pubco Board shall have been appointed as required by the Merger Agreement.

For more information about conditions to the consummation of the Proposed Transaction, see “The Business Combination Proposal — Merger Agreement” beginning on page [•] of this proxy statement/prospectus.
Q.
When is the Proposed Transaction expected to be completed?

A.
It is currently expected that the Proposed Transaction will be consummated in the fourth quarter of 2024 or the first quarter of 2025. This date depends, among other things, on the approval of the proposals to be put to IXAQ shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by IXAQ’s shareholders at the extraordinary general meeting and IXAQ elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Proposed Transaction, see “The Business Combination Proposal — Merger Agreement”.

Q.
What happens if the Proposed Transaction is not consummated?

A.
IXAQ will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Proposed Transaction have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If IXAQ is not able to complete the Proposed Transaction with AERKOMM by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension, and is not able to complete another business combination by such date, in each case, as such date may be extended by a shareholder-approved amendment to the Current Charter, pursuant to the Current Charter, IXAQ will: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding

Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the IXAQ Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Q.
What interests do the Sponsor and IXAQ’s current officers and directors have in the Business Combination?

A.
The Sponsor and IXAQ’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination.”

Q.
Following the Proposed Transaction, will IXAQ’s securities continue to trade on a stock exchange?

A.
Yes. IXAQ has applied to list the AKOM Pubco Common Stock and AKOM Pubco Warrants on Nasdaq under the proposed symbols “[•]” and “[•]”, respectively, upon the Closing.

Pursuant to the terms of the Merger Agreement, as a closing condition, IXAQ is required to cause the AKOM Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, IXAQ may not have received from Nasdaq either confirmation of the listing of the AKOM Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the AKOM Pubco Common Stock would not be listed on any nationally recognized securities exchange.
Unlike other special purpose acquisition companies, IXAQ’s Cayman Constitutional Documents do not prohibit IXAQ from redeeming Public Shares if such redemption would cause IXAQ’s net tangible assets to be less than $5,000,001 following such redemption. The Merger Agreement includes a condition to Closing that IXAQ must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act, however such condition may be waived by IXAQ and AERKOMM. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause IXAQ’s net tangible assets to be less than $5,000,001 and AKOM Pubco does not meet another exemption from the “penny stock” rule (such as the AKOM Pubco Common Stock being listed on Nasdaq, or the price of the AKOM Pubco Common Stock exceeding $5.00), then the AKOM Pubco Common Stock may be a “penny stock” upon Closing. A determination that the AKOM Pubco Common Stock is a “penny stock” would require brokers trading in shares of AKOM Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for AKOM Pubco’s securities. See “Risk Factors — A shareholder-approved amendment to IXAQ’s Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that IXAQ have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, IXAQ and AERKOMM may complete the Business Combination even if the AKOM Pubco Common Stock would be a “penny stock” upon the Closing.”

Q.
Do I have appraisal rights or dissenters’ rights in connection with the Proposed Transaction?

A.
Neither IXAQ’s shareholders nor IXAQ’s warrant holders have appraisal rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law. IXAQ’s shareholders do not have dissenters’ rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law.

Q.
What do I need to do now?

A.
IXAQ urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Proposed Transaction will affect you as a shareholder or warrant holder. IXAQ’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.
How do I vote?

A.
If you are a holder of record of IXAQ Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law.

Q.
When and where will the extraordinary general meeting be held?

A.
The extraordinary general meeting will be held virtually at [•], Eastern Time, on [•]. The extraordinary general meeting will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of Loeb & Loeb LLP at 345 Park Avenue, New York, New York 10022.

Q.
Who is entitled to vote at the extraordinary general meeting?

A.
IXAQ has fixed [•] as the Record Date for the extraordinary general meeting. If you were a shareholder of IXAQ at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the extraordinary general meeting.

Q.
How many votes do I have?

A.
IXAQ shareholders are entitled to one vote at the extraordinary general meeting for each IXAQ Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were [•] IXAQ Ordinary Shares issued and outstanding, of which [•] were Public Shares not held by Insiders.

Q.
What constitutes a quorum?

A.
A quorum of IXAQ shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding IXAQ Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, [•] IXAQ Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote [•] IXAQ Ordinary Shares, the presence at the extraordinary general meeting of the shares held by the Sponsor alone will be sufficient to establish a quorum.

Q.
What vote is required to approve each proposal at the extraordinary general meeting?

A.
The following votes are required to approve each proposal being presented at the extraordinary general meeting:

Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Domestication Proposal — The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of IXAQ Class B Ordinary Shares, being the affirmative vote of the holder of the sole IXAQ Class B Ordinary Share issued and outstanding, voting as a separate class, represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting.
Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting.
Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
AKOM Pubco Equity Incentive Plan Proposal — The approval of the AKOM Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns 4,002,121 Founder Shares and is the holder of 6,150,000 Private Warrants. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the votes of holders of [•] Ordinary Shares will be required to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the NTA Proposal, the AKOM Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.
Q.
What are the recommendations of the IXAQ Board?

A.
The IXAQ Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interests of IXAQ’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the AKOM Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented, to the extraordinary general meeting.

The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination”.
Q.
How do the Insiders intend to vote their IXAQ Ordinary Shares?

A.
The Sponsor and the officers and directors of IXAQ, who we collectively refer to as the Insiders, have agreed to vote in favor of all the proposals being presented at the extraordinary general meeting. The Sponsor, which includes among its members each of the directors and officers of IXAQ owns 4,002,121 Founder Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the votes of holders of [•] Ordinary Shares will be required to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the NTA Proposal, the Advisory Organizational Documents Proposals, the Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.

The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination”.
Q.
What happens if I sell my IXAQ Ordinary Shares before the extraordinary general meeting?

A.
The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Proposed Transaction is expected to be completed. If you transfer your Public Shares after the applicable Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two business days prior to the scheduled date of the extraordinary general meeting.
Q.
How can I vote my shares without attending the extraordinary general meeting?

A.
If you are a shareholder of record of our IXAQ Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of IXAQ Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.
May I change my vote after I have mailed my signed proxy card?

A.
Yes. Shareholders may send a later-dated, signed proxy card to IXAQ’s Chairman at IXAQ’s address set forth below so that it is received by IXAQ’s Chairman prior to the vote at the extraordinary general meeting (which is scheduled to take place on [•]) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to IXAQ’s Chairman, which must be received by IXAQ’s Chairman prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.
What happens if I fail to take any action with respect to the extraordinary general meeting?

A.
If you fail to take any action with respect to the extraordinary general meeting and the Proposed Transaction is approved by shareholders and the Proposed Transaction is consummated, you will become a stockholder or warrant holder of AKOM Pubco. If you fail to take any action with respect to the extraordinary general meeting and the Proposed Transaction is not approved, you will remain a shareholder or warrant holder of IXAQ. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Proposed Transaction, so long as you take the required steps to elect to redeem your shares at least two business days prior to the scheduled date of the extraordinary general meeting.

Q.
What happens if I vote against the Business Combination Proposal?

A.
If you vote against the Business Combination Proposal, but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the AKOM Pubco Equity Incentive Plan Proposal, and the satisfaction or waiver of the other conditions to the Closing, the Business Combination will be consummated in accordance with the terms of the Merger Agreement.

Because the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares, the Insiders will be able to approve the Business Combination Proposal even if all other outstanding shares are voted against such proposals.
Q.
What should I do with my share certificates, warrant certificates or unit certificates?

A.
Our shareholders who exercise their Redemption Rights must tender or deliver (either physically or electronically) their share certificates (if any) along with the redemption forms to the Transfer Agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the funds held in the Trust Account should not submit the certificates relating to their Public Shares.
Upon the Domestication, holders of IXAQ Units, IXAQ Class A Ordinary Shares and IXAQ Warrants will receive shares of AKOM Pubco Common Stock and AKOM Pubco Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their IXAQ Units, IXAQ Class A Ordinary Shares (unless such holder elects to redeem the Public Shares in accordance with the procedures set forth above), or IXAQ Warrants.
Q.
What should I do if I receive more than one set of voting materials?

A.
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your IXAQ Ordinary Shares.

Q.
Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.
IXAQ will pay the cost of soliciting proxies for the extraordinary general meeting. IXAQ has engaged [•] to assist in the solicitation of proxies for the extraordinary general meeting. IXAQ has agreed to pay [•] a fee of $[•], plus disbursements. IXAQ will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of IXAQ Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of IXAQ Class A Ordinary Shares and in obtaining voting instructions from those owners. IXAQ’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.
Where can I find the voting results of the extraordinary general meeting?

A.
The preliminary voting results will be expected to be announced at the extraordinary general meeting. IXAQ will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q.
Who can help answer my questions?

A.
If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Advantage Proxy
Tel: 877-870-8565 (toll-free) or
206-870-8565 (banks and brokers can call collect)
Email: ksmith@advantageproxy.com
You also may obtain additional information about IXAQ from documents filed with the SEC by following the instructions in “Where You Can Find More Information”. If you are a holder of Public Shares and you intend to seek Redemption, you will need to tender or deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to the Transfer Agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or tendering or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including “Risk Factors”. See also “Where You Can Find More Information”.
Parties to the Business Combination
IXAQ
IXAQ is a blank check company incorporated on March 1, 2021 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
IXAQ Units, IXAQ Class A Ordinary Shares and Public Warrants are currently traded on Nasdaq under the ticker symbols “IXAQU,” “IXAQ,” and “IXAQW,” respectively.
IXAQ principal executive office is located at 53 Davies Street, W1K 5JH, United Kingdom. Its telephone number is +44 (0) (203) 908-0450. IXAQ’s corporate website address is https://www.ixacq.com/. IXAQ website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Merger Sub
Merger Sub is a wholly-owned subsidiary of IXAQ formed solely for the purpose of effecting the Business Combination. Pursuant to the Merger, and in accordance with the DGCL, Merger Sub will merge with and into AERKOMM with AERKOMM being the surviving entity and becoming a wholly-owned subsidiary of IXAQ. Merger Sub owns no material assets and does not operate any business. Merger Sub’s principal executive office is located at 53 Davies Street, W1K 5JH, United Kingdom. Its telephone number is +44 (0) (203) 908-0450.
AERKOMM
AERKOMM is an asset-light, development stage satellite communication technology company with proprietary antennas and modems that seeks to provide carrier-neutral and software-defined infrastructure to deliver mission-critical, multi-orbit satellite broadband connectivity where and when it is needed.
AERKOMM has not yet generated significant revenue. For the fiscal year ended December 31, 2023 and 2022, AERKOMM had $731,090 and $0 in revenues and net losses of $23,833,723 and $11,878,723. For the six months ended June 30, 2024 and 2023, AERKOMM had $53,255 and $451,915 in revenues and net losses of $12,994,252 and $8,315,952.
AERKOMM’s principal executive office is located at 44043 Fremont Blvd., Fremont, CA 94538 and its telephone number is +1 877-742-3094. AERKOMM’s corporate website address is www.aerkomm.com. AERKOMM’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
The Proposals to be Submitted at the Extraordinary General Meeting
Proposal No. 1 — The Business Combination Proposal
As discussed in this proxy statement/prospectus, IXAQ is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement, as amended by the amendment dated as of September 25, 2024, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, (1) the Domestication of IXAQ to the State of Delaware and (2) following the Domestication, the merger of Merger Sub with and into AERKOMM, with AERKOMM surviving the Merger in accordance with the terms and subject to the conditions of the

Merger Agreement and the applicable provisions of the DGCL, as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in “The Business Combination Proposal — Board of Director’s Reasons for the Approval of the Business Combination”, the IXAQ Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO. For more information about the transactions contemplated by the Merger Agreement, see “The Business Combination Proposal”.
Organizational Structure
On March 29, 2024, IXAQ entered into the Merger Agreement, as amended by the Amendment dated as of September 25, 2024, with Merger Sub and AERKOMM, pursuant to which, among other things, following the Domestication, Merger Sub will merge with and into AERKOMM, the separate corporate existence of Merger Sub will cease, and AERKOMM will be the surviving entity as a wholly-owned subsidiary of IXAQ and IXAQ will be renamed “AKOM Inc.”
At least one business day prior to the Closing Date and as a condition of the Merger, pursuant to the Domestication, IXAQ will change its jurisdiction of incorporation by de-registering from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of DGCL, and Part XII of the Companies Act. For more information, see “The Domestication Proposal”.
Simplified Pre-Combination Structure
Below is a simplified illustration of the structure of IXAQ and AERKOMM before the Merger.

Simplified Post-Combination Structure
Below is a simplified illustration of the structure of IXAQ and AERKOMM after the Merger, based on the assumptions outlined in the notes following the illustration.

(1)
Assumes that 1,610,373 Public Shares are redeemed for an aggregate payment of approximately $18.69 million at an assumed redemption price of approximately $11.61 per share, representing the Maximum Redemptions Scenario. The Maximum Redemptions Scenario reflects redemptions of 100% of the Public Shares that are not subject to Non-Redemption Agreements and equals the maximum number of Public Shares that can be redeemed. Excludes shares issuable upon the exercise of outstanding IXAQ Warrants.

(2)
Sponsor and Others includes [•] Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement, [•] Public Shares held by the Non-Redeeming Shareholder assuming a $[•] price per share [and [•] shares of AKOM Pubco Common Stock issuable to certain service providers as payment of transaction expenses].

(3)
Public Shareholders excludes [•] Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement and [•] Public Shares held by the Non-Redeeming Shareholder assuming a $[•] price per share.

(4)
Includes [Incentive Merger Consideration], which will be issued and held in escrow on the Closing Date. Excludes shares issuable upon exercise of AERKOMM Options and AERKOMM Warrants.

Merger Consideration
Under the Merger Agreement, “Aggregate Merger Consideration” means (i) the Closing Merger Consideration plus (ii) the Incentive Merger Consideration actually earned. A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) fifty percent (50%) of $400,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, and plus (d) the Working Capital Variance from Target (which may be a negative number). The “Incentive Merger Consideration” means a number of IXAQ Class D Common Stock equal to the quotient obtained by dividing (a) the Incentive Purchase Price, by (b) $11.50. The “Incentive Purchase Price” means a dollar amount that is fifty percent (50%) of $400,000,000.
A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) $200,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, plus (d) the Working Capital Variance from Target (which may be a negative number). Based on the financial statements as of June 30, 2024, the number of shares of common stock issued at closing to the AERKOMM stockholders would be 17,391,304, consisting of 12,902,315 shares outstanding, 3,212,182 to replace AERKOMM options outstanding and 1,276,806 to replace AERKOMM’s warrants outstanding. The “Incentive Merger Consideration” means a number of 17,391,304 shares of IXAQ Class D Common Stock.
From and after the Closing until the fifth anniversary of the Closing Date (the “Calculation Period”), in the event that over any fifteen (15) trading days within any thirty (30)-trading day period during the Calculation Period the daily VWAP of the shares of IXAQ Class A Common Stock is greater than or equal to US$12.50 per share (“First Milestone Event”), US $15.00 per share (“Second Milestone Event”) or US $17.50 per share (“Third Milestone Event”), AERKOMM stockholders immediately prior to the Effective Time (other than holders of dissenting shares) will be entitled to earn their pro rata portion of one third of the Incentive Merger Consideration for such milestone.
If, after the Closing and prior to the expiration of the Calculation Period, there occurs any transaction resulting in a Change in Control, then the Incentive Merger Consideration remaining in escrow at the consummation of such Change in Control shall immediately become due and payable in full within five (5) business days following the consummation of such Change in Control.
The PIPE Investment
IXAQ and AERKOMM have entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors providing for investments in IXAQ Common Stock in a private placement at $11.50 per share of IXAQ Common Stock (such investments in the aggregate, the “PIPE Investment”), with the aggregate amount of the PIPE Investment equal to $35,000,000 as of the date hereof (the aggregate amount of the PIPE Investment as at any time, the “PIPE Investment Amount”).
AERKOMM will exercise reasonable best efforts to obtain a PIPE Investment of at least $65,000,000 (inclusive of investment amounts under SAFE Agreements (as defined below)) pursuant to PIPE arrangements, and will obtain a minimum PIPE Investment, unless waived by IXAQ, of at least $45,000,000 minus the investment amount obtained pursuant to SAFE Agreements (the “PIPE Minimum Investment Amount”) and will consummate the transactions contemplated by the Subscription Agreements on the terms described therein.
The SAFE Investment
Pursuant to the Merger Agreement, AERKOMM will enter into simple agreements for future equity, in the form and substance as reasonably agreed upon by IXAQ and AERKOMM (the “SAFE Agreements”), with certain investors providing for investments in shares of AERKOMM Common Stock in a private placement in an aggregate amount not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) Business Days of the date of the Merger Agreement, another $5,000,000 within forty (40) Business Days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) Business Days of the date of the Merger Agreement) that will automatically convert upon the Closing at $11.50 per share of IXAQ Common Stock and in accordance with such SAFE Agreements and the Merger Agreement (such investments in the aggregate, the “SAFE Investment”). As of the date hereof, an aggregate of $2.6 million of SAFE Investment has been made.
Treatment of AERKOMM’s Securities
Pursuant to the Merger Agreement, at the Effective Time (as defined below), each AERKOMM Option, whether vested or unvested, will, by virtue of the Merger and without any further action on the part of any party or the holder thereof, be assumed by IXAQ and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such AERKOMM Option immediately prior to the Effective Time, shares of IXAQ Common Stock, except that (A) the number of shares of IXAQ Common

Stock subject to such Assumed Option will equal the product of (x) the number of AERKOMM Common Stock that were subject to such AERKOMM Option immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio (as defined below), rounded down to the nearest whole share, and (B) the per-share exercise price will equal the quotient of (1) the exercise price per AERKOMM Common Stock at which such AERKOMM Option was exercisable immediately prior to the Effective Time, divided by (2) the Conversion Ratio, rounded up to the nearest whole cent; provided that each AERKOMM Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code and (B) will be adjusted in a manner that complies with Section 409A of the Code.
Pursuant to the Merger Agreement, certain promissory notes of AERKOMM (“Converting AERKOMM Convertible Notes” or “Outstanding AERKOMM Convertible Note”) will remain outstanding, provided, however, that such Outstanding AERKOMM Convertible Note will be convertible to shares of IXAQ Common Stock on the same terms and conditions as applied to such Outstanding AERKOMM Convertible Note immediately prior to the Effective Time. The number of shares of IXAQ Common Stock subject to such Outstanding AERKOMM Convertible Note will be equitably adjusted as if such Outstanding AERKOMM Convertible Note was treated as a Converting AERKOMM Convertible Note at the Effective Time.
Prior to the Closing, AERKOMM will cause certain persons to enter into a Lock-Up Agreement with IXAQ to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration will be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of AERKOMM, for a shorter period of time as may be mutually agreed upon between IXAQ and AERKOMM (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met).
Closing Conditions
The Closing is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of IXAQ and AERKOMM; (ii) IXAQ’s initial listing application being conditionally approved for listing on a national securities exchange; (iii) the effectiveness of the registration statement; (iv) the Domestication will have been consummated on the day that is at least one Business Day prior to the Closing Date; (v) delivery of the respective certificates, authorizations and certificates of good standing from AERKOMM, IXAQ and Merger Sub; and (vi) the AKOM Pubco Board shall have been appointed as required by the Merger Agreement. For additional information, see “The Business Combination Proposal — Merger Agreement — Closing Conditions”.
Termination without Default
The Merger Agreement may be terminated by IXAQ and AERKOMM under certain circumstances, including, among others, by either IXAQ or AERKOMM if (i) the Closing has not occurred on or before October 12 2024 (the “Outside Closing Date”) (provided that, if the Securities Exchange Commission (the “SEC”) has not declared the registration statement and proxy statement effective on or prior to October 12, 2024, the Outside Closing Date will be automatically extended by six (6) months); (ii) in the event an Authority will have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable, IXAQ or AERKOMM will have the right, at its sole option, to terminate the Merger Agreement without liability to the other party; provided, however, that the right to terminate the Merger Agreement will not be available to AERKOMM or IXAQ if the failure by such party or its Affiliates to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority; (iii) in the event that the IXAQ Shareholder Meeting has been held (including any adjournment thereof) and has concluded, and the holders of IXAQ Ordinary Shares have duly voted, and the IXAQ Shareholder Approval was not obtained, IXAQ or AERKOMM will have the right, at its sole option, to terminate the Merger Agreement; and (iv) by mutual consent of IXAQ and AERKOMM.

Termination Upon Default
IXAQ may terminate the Merger Agreement by giving written notice if (i) at any time prior to the Closing Date if (x) AERKOMM will have breached any representation, warranty, agreement or covenant contained therein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of certain conditions impossible; (y) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by AERKOMM of a written notice from IXAQ describing in reasonable detail the nature of such breach, provided, however, that IXAQ is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement; or (ii) at any time after AERKOMM Stockholder Written Consent Deadline if AERKOMM has not previously received AERKOMM Stockholder Approval.
AERKOMM may terminate the Merger Agreement by giving written notice if (i) IXAQ will have breached any of its covenants, agreements, representations, and warranties contained therein to be performed on or prior to the Closing Date, which has rendered or reasonably would render the satisfaction of certain conditions impossible; and (ii) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by IXAQ of a written notice from AERKOMM describing in reasonable detail the nature of such breach, provided, however, that AERKOMM is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.
In the event that the Merger Agreement is validly terminated by IXAQ pursuant to Section 10.2(a) of the Merger Agreement, and at the time of any such termination, AERKOMM is not permitted to terminate the Merger Agreement pursuant to Section 10.2(b) thereof, (such termination, a “IXAQ Termination with Cause”), then AERKOMM will pay to IXAQ a termination fee in the amount equal to the lesser of (i) the IXAQ Reimbursable Termination Expenses multiplied by 1.5 or (ii) $5,000,000 (the “Cause Termination Fee”). The Cause Termination Fee will be due within two (2) Business Days of having provided AERKOMM reasonable substantiation (copies of receipts or invoices, basis for calculation, etc.) of its calculation of the amount of IXAQ Reimbursable Termination Expenses. In the event that AERKOMM cannot pay the Cause Termination Fee in cash within such period, IXAQ will receive a convertible bond materially equivalent to AERKOMM’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
In the event that the Merger Agreement is validly terminated (i) by IXAQ pursuant to Section 10.2(c) and, at the time of any such termination, AERKOMM is not permitted to terminate the Merger Agreement pursuant to Section 10.2(b), or (ii) by IXAQ pursuant to Section 10.2(a)(ii) or by AERKOMM pursuant to Section 10.2(d) and, within twelve (12) months of such termination, AERKOMM enters into an Alternative Transaction, then AERKOMM will pay to IXAQ a termination fee in the amount equal to $12,000,000 (the “Non-Cause Termination Fee”). In the event the Merger Agreement is terminated pursuant to the foregoing clause (i), the Non-Cause Termination Fee will be payable within two (2) Business Days after such termination and in the event the Merger Agreement is terminated pursuant to the foregoing clause (ii), the Non-Cause Termination Fee will be payable within two (2) Business Days after the Closing of such Alternative Transaction. In the event that AERKOMM cannot pay the Non-Cause Termination Fee in cash when due and payable, IXAQ will receive a convertible bond materially equivalent to AERKOMM’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
For additional information, see “The Business Combination Proposal — Merger Agreement — Termination”.
Governance
At the Effective Time, IXAQ’s Board will consist of seven (7) to nine (9) directors. Sponsor will have the right to designate two (2) directors prior to Closing, (i) one of whom will qualify as an independent director under the Securities Act of 1933, as amended (the “Securities Act”) and applicable exchange rules, as applicable and who will serve as a Class II Director and (ii) the other of whom will serve as a Class III Director. AERKOMM will have the right to designate four (4) directors in the case of a seven (7) director board and five (5) directors in the case of a nine (9) director board prior to Closing, two (2) of whom in the case of a seven (7) director board and three (3) of whom in the case of a nine (9) director board will qualify as independent directors under the Securities Act and applicable exchange rules, as applicable. Prior to Closing, Sponsor and AERKOMM will mutually agree upon one (1) director in the case of a seven

(7) member board and two (2) directors in the case of a nine (9) member board, who will qualify as an independent director under the Securities Act and applicable exchange rules, as applicable. Pursuant to the IXAQ Certificate of Incorporation, the IXAQ’s Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving until the first annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving until the second annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving until the third annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (and with any subsequent Class III Directors serving a three (3) year term). At or prior to the Closing, IXAQ will provide each member of IXAQ’s post-Closing Board with a customary director indemnification agreement, in form and substance reasonable acceptable to the directors, to be effective upon the Closing (or if later, such director’s appointment). During the Interim Period, IXAQ and AERKOMM will exercise reasonable best efforts to agree upon and arrange for the appointment of officers of IXAQ to be effective as of immediately after the Effective Time.
Amendment
On September 25, 2024, IXAQ, Merger Sub and AERKOMM entered into an amendment (the “Amendment”) to the Merger Agreement to (1) provide that any lock-up period applicable to the Sponsor or any officers, directors or affiliates of Parent will terminate at the Closing of the Merger, (2) change the percentage of the Founder Shares being treated as Escrowed Sponsor Shares from 50% to 25%, (3) add a provision providing for AERKOMM to pay certain amounts to IXAQ to cover its working capital and extension expenses, and (4) add a provision that Parent may terminate the Merger Agreement at any time prior to the Closing Date if AERKOMM or any Subsidiary of AERKOMM enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.
Related Agreements
In connection with the Business Combination, IXAQ and AERKOMM have entered into, or intend to enter into on the Closing Date, several agreements, including the Sponsor Support Agreement, AERKOMM Support Agreement and A&R Registration Rights Agreement. For additional information about each of these agreements, see “The Business Combination Proposal — Related Agreements”.
Proposal No. 2 — The Domestication Proposal
If the Business Combination Proposal is approved, then IXAQ will ask the holder of IXAQ Class B Ordinary Shares to approve by a special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the IXAQ Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of IXAQ’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while IXAQ is currently governed by the Companies Act, upon the Domestication, AKOM Pubco will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as between the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, IXAQ encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights”.
At least one Business Day prior to the Closing Date and on the terms and subject to the conditions of the Merger Agreement, IXAQ will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with IXAQ’s organizational documents, Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Domestication”).
In connection with the Domestication and without any action on the part of any IXAQ Shareholder (i) each then issued and outstanding IXAQ Class A Ordinary Share will convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ; (ii) each then issued and outstanding

IXAQ Class B Ordinary Share will convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ; (iii) each then issued and outstanding IXAQ Warrant will convert automatically into one warrant to acquire one share of common stock, par value US$0.0001 per share, of IXAQ (“Domesticated IXAQ Warrant”), pursuant to the IXAQ Warrant Agreement; and (iv) each then issued and outstanding IXAQ Unit will separate and convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ, one-half of one Domesticated IXAQ Warrant.
For additional information, see “The Domestication Proposal”.
Proposal No. 3 — The Stock Issuance Proposal
If each of the Business Combination Proposal and the Domestication Proposal are approved, IXAQ’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal for purposes of complying with the applicable provisions of Nasdaq Listing Rules.
Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.
The aggregate shares of AKOM Pubco Common Stock that AKOM Pubco will and potentially will issue in connection with the Proposed Transaction will exceed 20% of both the voting power and the shares of AKOM Pubco Common Stock outstanding before such issuance and may result in a change of control under the applicable Nasdaq Listing Rules. Accordingly, IXAQ is seeking the approval of IXAQ shareholders for the issuance of shares of AKOM Pubco Common Stock in connection with the Proposed Transaction.
For additional information, see “The Stock Issuance Proposal”.
Proposal No. 4 — The Organizational Documents Proposal
If each of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal are approved, IXAQ will ask its shareholders to approve by special resolution the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The IXAQ Board has unanimously approved the Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of AKOM Pubco following the Closing. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.
For additional information, see “The Organizational Documents Proposal”.
Proposal No. 5 — The Advisory Organizational Documents Proposals
IXAQ will ask its shareholders to approve by ordinary resolution on a non-binding advisory basis six (6) separate Advisory Organizational Documents Proposals in connection with the replacement of the

Cayman Constitutional Documents, under the Companies Act, with the Proposed Organizational Documents, under the DGCL. The IXAQ Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of AKOM Pubco after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.
A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
(A)
Advisory Organizational Documents Proposal 5A (Authorized Shares) — to authorize the change in the authorized capital stock of IXAQ from (a) 200,000,000 IXAQ Class A Ordinary Shares, 20,000,000 IXAQ Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of IXAQ to (b) [•] shares of AKOM Pubco Common Stock and [•] shares of preferred stock;

(B)
Advisory Organizational Documents Proposal 5B (Exclusive Forum Provision) — to authorize adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act;

(C)
Advisory Organizational Documents Proposal 5C (Required Vote to Amend Charter) — to approve provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of AKOM Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter;

(D)
Advisory Organizational Documents Proposal 5D (Removal of Directors) — to approve provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class;

(E)
Advisory Organizational Documents Proposal 5E (Stockholder Action by Written Consent) — to approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting; and

(F)
Advisory Organizational Documents Proposal 5F (Additional Changes) — to approve and adopt an amendment to the Cayman Constitutional Documents to authorize certain additional changes, including, among other things, (a) making AKOM Pubco’s corporate existence perpetual, and (b) removing certain provisions related to IXAQ’s status as a blank check company that will no longer be applicable upon Closing, all of which the IXAQ Board believes is necessary to adequately address the needs of AKOM Pubco after the Business Combination.

For additional information, see “The Advisory Organizational Documents Proposals”.
Proposal No. 6 — The AKOM Pubco Equity Incentive Plan Proposal
If each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Organizational Documents Proposal is approved, IXAQ is proposing that its shareholders approve by ordinary resolution the AKOM Pubco Equity Incentive Plan, which will become effective upon the Closing and will be used by AKOM Pubco on a going-forward basis following the Closing.
For additional information, see “The AKOM Pubco Equity Incentive Plan Proposal”.
Proposal No. 7 — The Adjournment Proposal
If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize IXAQ to consummate the Business Combination (because any of the Condition

Precedent Proposals has not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the IXAQ Board may submit a proposal to the shareholders to approve by way of an ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies.
For additional information, see “The Adjournment Proposal”.
Date, Time and Place of the Extraordinary General Meeting
The extraordinary general meeting will be held virtually at [•], Eastern Time, on [•] and will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of Loeb & Loeb LLP at 345 Park Avenue, New York, New York 10154.
Registering for the Extraordinary General Meeting
Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by [•], at [•]. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of IXAQ Ordinary Shares:
•
If your shares are registered in your name with the Transfer Agent and you wish to attend the virtual meeting, go to [•], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend.

•
Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their Public Shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the virtual extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for attending the virtual extraordinary general meeting. Beneficial shareholders should contact the Transfer Agent at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date
IXAQ shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned IXAQ Ordinary Shares at the close of business on [•], which is the Record Date for the extraordinary general meeting. Shareholders will have one vote for each IXAQ Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. IXAQ Warrants do not have voting rights. As of the close of business on the Record Date, there were [•] IXAQ Ordinary Shares outstanding, of which [•] were Public Shares not held by the Insiders.
Quorum and Vote of IXAQ Shareholders
A quorum of [•] shareholders is necessary to hold a valid meeting. A quorum will be present at the [•] extraordinary general meeting if the holders of a majority of the issued and outstanding shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.

As of the Record Date for the extraordinary general meeting, [•] IXAQ Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote [•] IXAQ Ordinary Shares, the presence at the extraordinary general meeting of holders of only [•] additional Ordinary Shares will be needed to establish a quorum.
The proposals presented at the extraordinary general meeting require the following votes:
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Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Domestication Proposal — The approval of the Domestication Proposal requires a special resolution under Cayman Islands law of holders of IXAQ Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who does so at the extraordinary general meeting.

•
Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting.

•
Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
AKOM Pubco Equity Incentive Plan Proposal — The approval of the AKOM Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•
Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Insiders have agreed to vote all of their IXAQ Ordinary Shares in favor of the proposals being presented at the extraordinary general meeting. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns 4,002,121 Founder Shares. ( As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately 50% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the votes of holders of [•] Ordinary Shares will be required to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the NTA Proposal, the AKOM Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.
Redemption Rights
Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request that IXAQ redeem all or a portion of its Public Shares for cash if the Proposed Transaction is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

•
(a) hold Public Shares or (b) hold Public Shares through IXAQ Units and elect to separate your IXAQ Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

•
submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that IXAQ redeem all or a portion of your Public Shares for cash; and

•
tender or deliver the certificates for your Public Shares (if any) along with the redemption forms to the Transfer Agent physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.
Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. Holders of IXAQ Units must elect to separate IXAQ Units held by them into the underlying Public Shares and Public Warrants prior to exercising their Redemption Rights with respect to the Public Shares. If the Proposed Transaction is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Proposed Transaction is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers the certificates for its shares (if any) along with the redemption forms to the Transfer Agent, IXAQ will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. For illustrative purposes, as of [•], this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See “Extraordinary General Meeting of IXAQ — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without IXAQ’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without IXAQ’s prior consent.
Holders of the Public Warrants will not have Redemption Rights with respect to the Public Warrants.
Ownership of AKOM Pubco after the Closing
The following table illustrates estimated ownership levels in AKOM Pubco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and AERKOMM Options and AERKOMM Convertible Notes that will be assumed by IXAQ in the Proposed Transaction.
	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
IXAQ Public Shareholders	1,610,373	7.3%	1,207,780	5.6%	805,187	3.8%	402,594	2.0%	—	*%
Sponsor	3,001,591	13.6%	3,001,591	13.8%	3,001,591	14.1%	3,001,591	14.3%	3,001,591	14.7%
Anchor Share Holders	1,310,909	6.0%	1,310,909	6.1%	1,310,909	6.1%	1,310,909	6.3%	1,310,909	6.3%
AERKOMM Shareholders	12,902,315	58.3%	12,902,315	59.5%	12,902,315	60.6%	12,902,315	61.8%	12,902,315	63.0%

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
SAFE Investors	224,800	1.0%	224,800	1.0%	224,800	1.1%	224,800	1.1%	224,800	1.1%
PIPE Investors	3,043,478	13.8%	3,043,478	14.0%	3,043,478	14.3%	3,043,478	14.5%	3,043,478	14.9%
Total	22,093,466	100%	21,690,873	100%	21,288,280	100%	20,885,687	100%	20,483,093	100%

Dilutive Instruments
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming public stockholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of common stock at a price of $11.50 per share and AERKOMM Options and Warrants that will be assumed by IXAQ in the Proposed Transaction.
	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
IXAQ Public Shareholders(1)	1,610,373	3.6%	1,207,780	2.7%	805,187	1.8%	402,594	1.0%	—	—
Sponsor(2)(3)	3,001,591	6.6%	3,001,591	6.7%	3,001,591	6.8%	3,001,591	6.8%	3,001,591	6.8%
Anchor Share Holders(3)	1,310,909	3.0%	1,310,909	2.9%	1,310,909	3.0%	1,310,909	3.0%	1,310,909	3.0%
AERKOMM Shareholders	12,902,315	28.5%	12,902,315	28.8%	12,902,315	29.0%	12,902,315	29.3%	12,902,315	29.5%
SAFE Investors(4)	224,800	0.5%	224,800	0.5%	224,800	0.5%	224,800	0.5%	224,800	0.6%
PIPE Investors	3,043,478	6.7%	3,043,478	6.8%	3,043,478	6.9%	3,043,478	6.9%	3,043,478	7.0%
Public Warrant Holders (Sponsor)(5)	11,500,000	25.4%	11,500,000	25.7%	11,500,000	25.8%	11,500,000	26.1%	11,500,000	26.4%
Private Placement Warrant Holders (Sponsor)(6)	7,150,000	15.8%	7,150,000	15.9%	7,150,000	16.1%	7,150,000	16.2%	7,150,000	16.4%
AERKOMM Warrants	3,212,182	7.1%	3,212,182	7.2%	3,212,182	7.2%	3,212,182	7.3%	3,212,182	7.4%
AERKOMM Options	1,276,806	2.8%	1,276,806	2.8%	1,276,806	2.9%	1,276,806	2.9%	1,276,806	2.9%
Fully Diluted Shares	45,232,454	100%	44,829,861	100%	44,427,268	100%	44,024,675	100%	43,622,081	100%

(1)
Excludes shares issuable upon the exercise of 11,500,000 outstanding Public Warrants, which shares are presented in the row titled “Public Warrant Holders”.

(2)
Excludes shares issuable upon the exercise of 7,150,000 Private Placement Warrants which shares are presented in the row titled “Private Placement Warrant Holders (Sponsor),” made up of 6,150,000 Sponsor Private Placement Warrants and 1,000,000 Underwriters Private Placement Warrants.

(3)
The Sponsor and Anchor Share Holders agreed to forfeit 25% of their holding in the event that the Incentive merger consideration milestone targets are met, as such the shares are removed from outstanding shares as they are now subject to forfeiture.

(4)
Excludes 211,312 additional IXAQ Common Stock subject to Incentive SAFE consideration milestones.

(5)
Reflects shares issuable upon the exercise of the Public Warrants sold as part of the units sold in IXAQ’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(6)
Reflects shares issuable upon the exercise of the Private Placement Warrants sold as part of the Private Placement Units purchased by Sponsor simultaneously with the closing of IXAQ’s IPO, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing.

Per Share Value
The table below shows the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming IXAQ Public Stockholders in each redemption scenario and sets forth, on a disaggregated basis, the potential dilutive impact from various sources in each redemption scenario.
	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)
Base scenario	22,093,466	$11.50	21,690,873	$11.50	21,288,280	$11.50	20,885,687	$11.50	20,483,093	$11.50
Shares underlying Public Warrants	33,593,466	$7.56	33,190,873	$7.52	32,788,280	$7.47	32,385,687	$7.42	31,983,093	$7.37
Shares underlying Private Placement Warrants	29,243,466	$8.69	28,840,873	$8.65	28,438,280	$8.61	28,035,687	$8.57	27,633,093	$8.52
Shares underlying AERKOMM dilutive instruments	26,582,454	$9.56	26,179,861	$9.53	25,777,268	$9.50	25,374,675	$9.47	24,972,081	$9.43

(1)
Based on a post-transaction equity value of approximately $254,074,859 in the No Redemptions Scenario, $249,445,040 in the 25% Redemptions Scenario, $244,815,220 in the 50% Redemptions Scenario, $240,185,401 in the 75% Redemptions Scenario and $235,555,570 in the Maximum Redemptions Scenario, and assuming an ascribed value per share of $11.50.

Appraisal Rights and Dissenters’ Rights
Neither IXAQ’s shareholders nor IXAQ.s warrant holders have appraisal rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law or the DGCL. IXAQ’s shareholders do not have dissenters’ rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. IXAQ has engaged Advantage Proxy to assist in the solicitation of proxies.
If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in “Extraordinary General Meeting of IXAQ — Revoking Your Proxy”.
Interests of IXAQ Directors, Officers and Others in the Proposed Transaction
When you consider the recommendation of the IXAQ Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, IXAQ’s directors and executive officers and others have interests in such proposal that are different from, or in addition to, those of IXAQ shareholders and holders of Public Warrants generally. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination.”
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder.
The personal and financial interests of the Sponsor as well as IXAQ’s directors and officers may have influenced their motivation in identifying and selecting AERKOMM as a business combination target, completing an initial business combination with AERKOMM and influencing the operation of the business following the Closing. In considering the recommendations of the IXAQ Board to vote for the proposals, its shareholders should consider these interests.

Regulatory Matters
Neither IXAQ nor AERKOMM is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Merger Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Stock Exchange Listing
IXAQ has applied to list the AKOM Pubco Common Stock and AKOM Pubco Warrants on Nasdaq under the proposed symbols “[•]” and “[•]”, respectively, upon the Closing.
Pursuant to the terms of the Merger Agreement, as a closing condition, IXAQ is required to cause the AKOM Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, IXAQ may not have received from Nasdaq either confirmation of the listing of the AKOM Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the AKOM Pubco Common Stock would not be listed on any nationally recognized securities exchange.
Opinion of ValueScope, Inc.
The IXAQ Board engaged ValueScope, Inc. (“ValueScope”) as its financial advisor to provide an opinion for the benefit of the IXAQ Board as to the fairness, from a financial point of view, to holders of the IXAQ Class A Ordinary Shares (for purposes of such opinion and this summary, other than the Sponsor and its affiliates, which we refer to collectively as the Excluded Parties) of the consideration to be paid by IXAQ to the Securityholders pursuant to the Merger Agreement (without giving effect to any impact of the Business Combination on any particular holder of the IXAQ Class A Ordinary Shares other than in its capacity as a holder of the IXAQ Class A Ordinary Shares).
On March 1, 2024, at a meeting of the IXAQ Board, ValueScope rendered its oral opinion to the IXAQ Board, subsequently confirmed in writing, that as of such date, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by ValueScope in preparing its opinion, the consideration to be paid by IXAQ to the IXAQ Securityholders pursuant to the Merger Agreement was fair, from a financial point of view, to holders of the IXAQ Class A Ordinary Shares other than the Excluded Parties (without giving effect to any impact of the Business Combination on any particular holder of the IXAQ Class A Ordinary Shares other than in its capacity as a holder of the IXAQ Class A Ordinary Shares).
The full text of ValueScope’s written opinion, dated May 13, 2024, is attached to this proxy statement/prospectus as Annex G. The summary of ValueScope’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of ValueScope’s written opinion. ValueScope’s opinion was provided for the information and assistance of the IXAQ Board and does not constitute a recommendation as to how any shareholder of IXAQ should vote or act (including with respect to any Redemption Rights) with respect to the Business Combination or any other matter.
Recommendation to Shareholders of IXAQ
The IXAQ Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interests of IXAQ’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination

Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the AKOM Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination”.
U.S. Federal Income Tax Considerations
For a discussion summarizing certain U.S. federal income tax considerations of the Domestication and an exercise of Redemption Rights in connection with the Proposed Transaction, please see “Material U.S. Federal Income Tax Considerations”.
Accounting Considerations
The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Under this method of accounting, IXAQ will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of AERKOMM issuing stock for the net assets of IXAQ, accompanied by a recapitalization. The net assets of IXAQ will be stated at historical cost, with no goodwill or other intangible assets recorded.
Summary Risk Factors
IXAQ believes it is important to communicate its expectations to its securityholders. However, there may be events in the future that neither IXAQ nor AERKOMM are able to predict accurately or over which they have control. The section in this proxy statement/prospectus entitled “Risk Factors” and the other cautionary language discussed in this proxy statement/prospectus provide examples of certain risks, uncertainties and events that may cause actual results to differ materially from the expectations described by IXAQ or AERKOMM in such forward-looking statements. Set forth below is only a summary of certain principal risks associated with an investment in our securities. You should consider carefully the following discussion of risks, as well as the discussion of risks included elsewhere in this proxy statement/prospectus, including those described under “Risk Factors.”
Risks related to AERKOMM’s Restatement of Previously Issued Audited Consolidated Financial Statements
Risks and uncertainties related to AERKOMM’s restatement of previously issued audited consolidated financial statements include, but are not limited to, the following:
•
We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

Risks Relating to AERKOMM Business
Risks and uncertainties related to our current and future business include, but are not limited to, the following:
•
Excluding non-recurring revenues in 2021 from affiliates, we have incurred operating losses in every quarter since we launched our business and may continue to incur quarterly operating losses, which could negatively affect the value of our company;

•
Aerkomm derived 100% of its 2023 revenues from Ejectt Inc., a party with whom it has extensive relationships (Aerkomm group companies are collectively the largest shareholder of Ejectt, the chairman of Ejectt is a member of the Aerkomm board, the other board members of Ejectt are the statutory representatives under Taiwanese law of Aircom Taiwan or companies owned by a major Aerkomm shareholder, and Aerkomm Taiwan and Ejectt have entered into a merger agreement, with the merger subject to the approval of the Department of Investment Review of the government of Taiwan) and any disruption to its relationship with Ejectt could have adverse effects for the Company’s business in Taiwan, the source of all of its revenue in 2023;
•
We may not be successful in our efforts to develop and monetize new products and services that are currently in development, including value-added resale of satellite bandwidth in certain geographies where we are already licensed or intend to be licensed, our multi-orbit universal satellite communications terminals that incorporate flat panel antennas (FPAs) or electronically steered arrays (ESAs) with both hardware and software defined modems, communications systems for manned and unmanned aerospace and defense platforms, system integration for manned and unmanned aerospace and defense platforms, our proprietary glass semiconductor antenna (also referred to as “FGSA”), distributed content delivery network (“CDN”), distributed computing or mesh computing applications and inflight entertainment and connectivity services;

•
We may not be able to grow our business with our current satellite and satellite constellation partners or to successfully negotiate agreements with satellite and satellite constellation partners whose bandwidth and services we do not currently resell or otherwise distribute;

•
We may not be able to grow our business with our current aerospace and defense partners or to successfully negotiate agreements with aerospace and defense partners to which we do not currently provide our technologies or services;

•
We may not be able to grow our business with our current civilian telecommunications partners or successfully negotiate agreements with civilian telecommunications partners to which we do not currently provide our service;

•
We may not be able to grow our business with our current commercial aviation partners or successfully negotiate agreements with commercial aviation partners to which we do not currently provide our service;

•
We may experience network capacity constraints in both our current and our future operation regions as we expect capacity demands to increase, and we may in the future experience capacity constraints internationally. If we are unable to successfully implement planned or future technology enhancements to increase our network capacity, or our aerospace and defense partners or civilian telecommunication partners do not agree to such enhancements, our ability to acquire and maintain sufficient network capacity and our business could be materially and adversely affected;

•
The demand for satellite bandwidth may decrease or develop more slowly than we expect. We cannot predict with certainty the development of the international satellite bandwidth market in general or the general market acceptance for our products and services;

•
The price of satellite bandwidth may decrease or develop more slowly than we expect.

•
An extended delay in the transfer of title to Aerkomm Taiwan of the Taiwan land parcel that we purchased could delay the building of our first satellite ground station and have a negative impact on our business prospects;

•
If the transactions contemplated by several memorandums of understanding (MOU) do not proceed, our results of operations and financial condition could be materially adversely affected;

•
We will source components and products, both hardware and software as well as content, from other companies, which we then assemble or integrate into our products and service offerings from other companies, and any disruptions in their supply chains or businesses or reductions in the quality or availability of the components or products produced by such partners could hurt our business by providing us with less quality or quantity components and products and resulting in potentially less attractive offerings for customers.

Risks Relating to AERKOMM’s Industries
Risks and uncertainties related to our industries include, but are not limited to, the following:

•
In the satellite industry, satellite service operators may face delays in deploying their satellites or constellations due to technological challenges or regulatory hurdles, or may otherwise have insufficient bandwidth, which could hinder the services we offer to our customers and damage customer relations;

•
In the aerospace and defense industry, government budget uncertainties, geopolitical conflicts, public perception, or ITAR issues could adversely affect industry stability and growth; and

•
In the semiconductor industry, supply chain concentration, geopolitical conflicts, single-source dependency, or natural disasters could present challenges for semiconductor manufacturers’ operations and resilience.

Risks Relating to AERKOMM’s Technology and Intellectual Property
Risks and uncertainties related to our technology and intellectual property include, but are not limited to, the following:
•
We rely on service providers for certain critical components of and services relating to our satellite connectivity network;

•
Our use of open-source software could limit our ability to commercialize our technology;

•
The satellites that we currently or may in the future rely on have minimum design lives, but could fail or suffer reduced capacity before then;

•
Satellites that are not yet in service may not be manufactured and successfully launched at rates adequate to meet demand; and

•
The development of our proprietary glass semiconductor antenna may require licenses to intellectual property rights from third parties, including standards-based patent pools for Wi-Fi, audio-visual compression, or data transmission technologies.

•
The requirements of being a public company may strain AERKOMM’s resources and distract management and AERKOMM will incur substantial costs as a result of being a public company.

•
There can be no assurance that the shares of AKOM Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that AKOM Pubco will be able to comply with the continued listing rules of Nasdaq.

•
Since the Sponsor and IXAQ’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of IXAQ’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with AERKOMM is appropriate as IXAQ’s initial business combination. Such interests include that the Sponsor will lose its entire investment in IXAQ if its business combination is not completed.

•
The historical financial results of AERKOMM and unaudited condensed combined pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what AKOM Pubco’s actual financial position or results of operations would have been.

•
If IXAQ is not able to complete the Business Combination with AERKOMM by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension, nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Current Charter, IXAQ would cease all operations except for the purpose of winding up and would redeem its Class A Ordinary Shares and liquidate the Trust Account, in which case IXAQ’s Public Shareholders may only receive approximately $10.00 per share and its warrants and rights will expire worthless.

MARKET PRICE AND DIVIDENDS OF SECURITIES
Market Price of IXAQ Units, IXAQ Ordinary Shares and Public Warrants
Market Price and Ticker Symbol
The IXAQ Units, IXAQ Class A Ordinary Shares and Public Warrants are traded on Nasdaq under the symbols “IXAQU,” “IXAQ” and “IXAQW,” respectively. The IXAQ Units began public trading on October 7, 2021, and the IXAQ Class A Ordinary Shares and Public Warrants began public trading on November 29, 2021.
On March 28, 2024, the last trading date prior to the public announcement of the Proposed Transaction, IXAQ Units, IXAQ Class A Ordinary Shares and Public Warrants closed at $10.04, $11.20 and $0.03, respectively. As of May 10, 2024, the last trading day immediately prior to the filing date of the initial proxy statement/prospectus, the closing price for each IXAQ Unit, IXAQ Class A Ordinary Share and Public Warrant was $10.04, $11.31 and $0.08, respectively. As of October 21, 2024, the closing price for IXAQF (IXAQ Class A Ordinary Shares) was $11.80.
Holders of the IXAQ Units, IXAQ Class A Ordinary Shares and Public Warrants should obtain current market quotations for their securities. The market price of IXAQ’s securities could vary at any time before the Closing. Market price information regarding the IXAQ Class B Ordinary Shares is not provided here because there is no established public trading market for the IXAQ Class B Ordinary Shares.
Holders
As of the Record Date, there were [•] holders of record of IXAQ Units, [•] holders of record of Public Shares, [•] holders of record of Founder Shares and [•] holders of record of IXAQ Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose IXAQ Units, Public Shares and Public Warrants are held of record by banks, brokers and other financial institutions.
Dividends of IXAQ Securities
IXAQ has not paid any cash dividends on the IXAQ Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the AKOM Pubco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
AERKOMM
Market Price of AKOM Pubco Securities
Historical market price information regarding AKOM Pubco is not provided because there is no public market for AKOM Pubco’s securities. For information regarding AKOM Pubco’s liquidity and capital resources, see “AERKOMM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Dividend Policy of AKOM Pubco Following the Business Combination
AKOM Pubco does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the AKOM Pubco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

RISK FACTORS
Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. Certain of the following risk factors apply to the business and operations of AERKOMM and will also apply to the business and operations of AKOM Pubco following the completion of the Business Combination. If any of the following risks actually occurs, it may have a material adverse effect on the business, results of operations or financial condition of AERKOMM or AKOM Pubco and could adversely affect the trading price of its common stock following the business combination. The risks described in this “Risk Factors” section may also be incorrect or may change. If the risks and uncertainties that AERKOMM or AKOM Pubco plan for are incorrect or incomplete, or if AERKOMM or AKOM Pubco fail to fully understand and manage these risks successfully this failure may have a material adverse effect on the business, financial condition and results of operation of AKOM Pubco following the Business Combination. The following risks should be read in conjunction with the financial statements and notes to the financial statements included herein.
Unless the context requires otherwise, references to “AERKOMM,” “we,” “us,” “our” and “the company” in this section are to the business and operations of AERKOMM prior to the Business Combination and the business and operations of AKOM Pubco as directly or indirectly affected by AERKOMM by virtue of AKOM Pubco’s ownership of the business of AERKOMM following the Business Combination.
Risks related to AERKOMM’s Restatement of Previously Issued Audited Consolidated Financial Statements
Aerkomm’s restatement of its previously issued audited consolidated financial statements for its fiscal year ended December 31, 2023, originally filed with the SEC on May 7, 2024, and unaudited condensed consolidated financial statements for the fiscal quarter ending March 31, 2024, originally filed with the SEC on May 7, 2024, to correct an error in such financial statements whereby Aerkomm classified certain liabilities as long-term instead of short-term, may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries. As the result of this error and the resulting restatement of our consolidated financial statements for the subject reporting periods, we have incurred unanticipated costs for accounting and legal fees in connection with or related to the restatements, and may have become subject to additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, which could harm our business and financial results.
These restatements to our audited financial statements for the fiscal year ended December 31, 2023 were related to and included the correction of the following items:

•
a correction to our accounting for certain debt previously characterized as long-term debt but which has now been reclassified as short-term debt;

•
due to Aerkomm’s records indicating an intention to hold a certain investment for more than one year, we have reclassified that investment from short-term to long-term and, consequently, the valuation method for this investment has been adjusted from market value (used for short-term investments) to cost (used for long-term investments);

•
a correction has been made to reclassify the account “other receivable-related party loans” to “short-term loan-others,” based on the WWC’s confirmation letter; and

•
the early redemption by our bond holders of our Credit Enhanced Zero Coupon Convertible Bonds resulted in an early redemption loss and accrued default interest expenses which we have corrected.

Aerkomm restated certain items from the balance sheets, statements of operations, statements of stockholders’ equity and statements of cashflow dated as of December 31, 2023 and December 31, 2022. These restatements, in pertinent part, related to the following account changes:

•
For December 31, 2023, to reflect a decrease of short-term investment from $3,804,850 to $1,156,875;

•
For December 31, 2023, to reflect an increase of other receivable-related parties from $1,167,749 to $2,147,501;

•
For December 31, 2023, to reflect an increase of long-term investment from $4,261,920 to $5,013,814;

•
For December 31, 2023, to reflect a net increase of short-term loan from $132,257 to $5,712,244;

•
For December 31, 2023, to reflect an increase of Convertible Long-term bonds payable — current from $0 to $10,303,775;

•
For December 31, 2023, to reflect a net decrease of other payable from $12,617,277 to $8,057,112;

•
For December 31, 2023, to reflect an increase of convertible long-term notes payable — current from 0 to $23,173,200 and a decrease of convertible long-term notes payable from $23,173,200 to 0;

•
For December 31, 2023, to reflect a decrease of convertible long-term bonds payable from $9,648,155 to $200,000;

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For December 31, 2023, to reflect an increase of net loss from $21,073,973 to $23,833,723;

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For December 31, 2023, to reflect a decrease of foreign currency translation adjustment from $39,391 to $7,370;

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For December 31, 2023, to reflect a net decrease in net cash provided by (used) in operating activities to ($2,145,787) from $522,721;

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For December 31, 2023, to reflect a net increase in net cash used in investing activities to $6,005,023 from $8,096,308;

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For December 31, 2023, to reflect an increase in net cash provided by financing activities to $8,430,528 from $3,670,735;

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For December 31, 2023, to reflect an increase of $2,759,750 in accumulated deficits to $77,479,704 from $74,719,954;

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For December 31, 2023, to reflect an increase of $32,021 in accumulated other comprehensive loss to $366,604 from $334,583;

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For December 31, 2023, to reflect an increase of $2,759,750 in net non-operating loss to $2,360,799 from net non-operating gain of $398,951;

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For December 31, 2023, to reflect an increase in net loss per common shares from $(1.81) to $(2.04) for both basic and diluted;

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For December 31, 2022, to reflect an increase of long-term investment from $4,572,243 to $5,422,425;

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For December 31, 2022, to reflect the omission of $8,937,006 in convertible long-term bonds payable — current;

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For December 31, 2022, to increase short-term loan to $1,799,090 from $978,896 and to reduce other payable from $5,017,040 to $4,196,846;

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For December 31, 2022, to reduce convertible long-term bonds payable to $200,000 from $9,648,155;

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For December 31, 2022, to reflect a net increase in net cash used by operating activities to $11,914,443 from $11,094,249; and

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For December 31, 2022, to reflect a net increase in net cash provided by financing activities to $19,006,704 from $19,826,898.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.
The Company has restated the accompanying consolidated financial statements and related disclosure for the year ended December 31, 2023 that were previously included in the Form 10-K filed with the SEC on May 7, 2024. The restatement is to reflect a correction to the Company’s accounting for certain debt previously characterized as long-term debt, as short term debt instead, which required updating to the Company’s Liabilities on its Consolidated Balance Sheets. Although these changes are non-cash items and do not change the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as filed financial statements for the year ended December 31, 2023 (the “Relevant Period”), and as a result, the restatement of the Relevant Periods is required. As part of the Restatement, we identified a material weakness in our internal controls over financial reporting.
As a result of such material weakness, the Restatement, the change in accounting for the liabilities, we may face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this Annual Report, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.
Risks Related to AERKOMM’s Business and Industry
We depend on manufacturing relationships and a broad set of suppliers, some of whom provide us with limited-source components and parts, and disruptions in these relationships may cause damage to our customer relationships or otherwise negatively impact our business.
Although most of the components of our products are available from multiple vendors, we have several single-source supplier relationships, either because alternative sources are not available or because the relationship is advantageous to us. Further, in recent years supply chains globally have experienced stress due to a range of factors. There can be no assurance that our suppliers will be able to meet our future requirements for products and components in a timely fashion. In addition, the availability of many of the components we need is dependent in part on our ability to provide our suppliers with accurate forecasts of our future requirements. Delays or lost revenue could be caused by other factors beyond our control, including late deliveries by vendors of components, or force majeure events. The sale of our products and services may require a significant technical evaluation and commitment of capital and other resources by potential customers and end users, as well as delays frequently associated with end users’ internal procedures to deploy new technologies and to test and accept new technologies. For these and other reasons, the sales cycle associated with certain of our products is typically lengthy and is subject to a number of significant risks, such as end users’ internal purchasing reviews, as well as availability of capital for purchases, that are beyond our control. While we believe we have a strong foundation to compete, it is uncertain whether our strategies will attract the customers or generate the revenue required to be successful. Certain potential customers were adversely impacted by the Covid-19 pandemic and the resulting global economic downturn. Any future economic slowdown could impede our ability to win and retain customers.
We have and expect to encounter competition from other solutions providers, some of whom may have more significant resources than us.
We have and expect to encounter competition from other solutions providers, some of whom may have more significant resources than us. Whether we are successful in this business model depends on a number of factors, including:
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our ability to establish the infrastructure to deploy and evolve our solutions effectively and continuously;

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the features and functionality of our offerings relative to competing offerings as well as our ability to market effectively;

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our ability to engage in successful strategic relationships with third parties such as satellite operators, defense contractors, telecommunications carriers, component makers and contract manufacturers;

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our ability to meet service assurance commitments required by certain contracts;

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competing effectively for market share; and

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deploying complete end-to-end solutions that meet the needs of the marketplace generally as well as the particular requirements of our customers more effectively and efficiently than competitive solutions.

Any acquisitions we make could disrupt our business and seriously harm our financial condition.
From time to time, we consider acquisitions of businesses, products or technologies. In the event of any future acquisitions, we could issue stock that would dilute our current stockholders’ percentage ownership, incur additional debt, assume liabilities or incur large and immediate write-offs.
Our operation of any acquired business also involves numerous risks, including but not limited to:
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problems combining the acquired operations, technologies, or products;

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unanticipated costs;

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diversion of management’s attention from our core business;

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difficulties integrating businesses in different countries and cultures;

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effectively implementing internal control over financial reporting;

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adverse effects on existing business relationships with suppliers and customers;

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risks associated with entering markets in which we have no or limited prior experience; and

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potential loss of key employees, particularly those of the acquired business

We cannot assure that we will be able to integrate successfully any businesses, products, technologies, or personnel that we have acquired or that we might acquire in the future. Any such integration failure could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations. Moreover, from time to time, we may enter into negotiations for a proposed acquisition, but be unable or unwilling to consummate the acquisition under consideration. This could cause significant diversion of management’s attention and out-of-pocket expenses for us. We could also be exposed to litigation as a result of any consummated or unconsummated acquisition.
Our corporate governance practices may not improve in a timely or appropriate manner.
We cannot assure that we will be able to successfully improve our corporate governance practices up to the standards of a seasoned Nasdaq company, or that doing so will not take longer than expected. Any such improvement failure could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations.
Ever since the departure of our full-time CFO in 2022, corporate governance issues may have been insufficiently visible. Moreover, we expect it may take a significant amount of time to stabilize and improve our corporate governance practices, including the need to recruit and train a new full-time CFO, or similar finance leader. Even once hired, such new CFO or finance leader may or may not have the relevant corporate governance experience to run a Nasdaq-listed company and therefore may go through an extended period of learning, during which time our level of corporate governance may continue to be underdeveloped. This could cause significant diversion of our new CFO’s attention. We could also be exposed to litigation as a result of any lapses in corporate governance in the intervening periods, which could have a material adverse effect on our consolidated financial condition and results of operations.
Parties may threaten to sue the business.
We cannot assure that we will be able to successfully avoid any litigation in the future brought by parties who believe they are owned money or other performance against contracts or agreements, where such parties may include employees, consultants, supplier, investors or related parties. Any such litigation could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations.

The board and management may not appropriately allocate resources to address the challenges the business faces and may not appropriately pursue the actions the company needs to take.
We cannot assure that our management and our board will have sufficient information, awareness, understanding or expertise necessary to address the diverse challenges we may face to effectively prioritize the allocation of resources — including but not limited to capital, employees and management attention — to the highest and best uses. Any such failure, or perceived failure, could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations.
Our consultants may or may not appropriately represent the challenges the business faces, the opportunities available to the business and our progress on product, team and service development, and they may not appropriately communicate these challenges and opportunities to our partners, including to our investors and creditors.
We cannot assure that consultants working on behalf of the company will or will not accurately or clearly communicate or represent to our partners, including our investors and creditors, either the diverse challenges we may face, may have faced in the past, or may be currently facing, the varied opportunities that may be available in the present or future, or may have been available in the past, or the extent of our progress on developing our products, our services or our team. Such potential miscommunications or misrepresentations may or may not be due to the consultant not having sufficient information, awareness, understanding or expertise necessary to discuss these diverse challenges, varied opportunities and our progress on multiple fronts. Such potential miscommunications or misrepresentations may also be complicated by consultants’ interpretation of or understanding of limitations, real or perceived, on how the sharing of sensitive information may be limited by rules and regulations, such as limitations on sharing material nonpublic information (MNPI) and also limitations on sharing sensitive information related to national security, either of the US or of foreign governments. Any such misrepresentation, or perceived misrepresentation, could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations.”
The board and management may or may not shift focus on commercial priorities based on customer demand, customer traction and revenue opportunities, real or perceived, which may or may not impair our ability to execute on our current business plan.
We operate, or intend to operate, in technology sectors that from time to time go through periods of rapid change, for example in terms of the supply and availability of certain technologies. Furthermore, we serve, or intend to serve, end markets that from time to time go through periods of rapid change, for example in terms of the demand for products or services based on certain technologies. We cannot assure that our management and our board will have sufficient information, awareness, understanding or expertise necessary to appropriately anticipate or respond to the changes we may face in terms of product-market fit. We cannot assure you that our management and our board will effectively maintain focus and prioritize execution of our current business plan, but may instead update our business plan to pursue real or perceived customer traction with a different product-market fit to what is reflected in this current business plan. Any such shift in focus, or perceived shift in focus, could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations.
Risks Related to Economic and Market Conditions
Our business and operating results are affected by the global business environment and economic conditions, including changes in interest rates, consumer credit conditions, consumer debt levels, consumer confidence, rates of inflation, unemployment rates, energy costs, geopolitical issues and other macro-economic factors.
Our consolidated operating results and financial condition may be adversely impacted by worldwide economic conditions and credit tightening. If worldwide economic conditions experience a significant downturn, these conditions may make it difficult or impossible for our customer and suppliers to accurately forecast and plan future business activities, which may cause them to slow or suspend spending on products and services. Our customer or suppliers may find it difficult to gain sufficient credit or service existing credit in a timely manner, which could result in an impairment of their ability to process or place orders with us, deliver inventory or services to us in the case of suppliers or to make timely payments to us for previous purchases in the case of customers. If this occurs, our revenue may be reduced, thereby having a negative impact on our results of operations. In addition, we may be forced to increase our allowance for credit losses and our days sales outstanding may increase, which would have a negative impact on our cash position, liquidity and financial condition. To the extent we incur debt, we may be unable to adhere to financial covenants or to service the debt. These risks associated with credit and debt are more pronounced for the parties with whom we do business and ourselves in the current environment which has seen interest rates rise rapidly, especially if they remain elevated for an extended period of time. We cannot predict either the timing or duration of an economic downturn in the economy, should one occur. Any downturn could have a material adverse impact on our business, results of operations, financial condition and prospects.
Our commercial aerospace segment similarly depends on the economic health and willingness of our customers and potential customers, principally commercial airlines, to make and adhere to capital and financial commitments to purchase our products and services.
During periods of slowing global economic growth or recession, our customers or key suppliers may experience deterioration of their businesses, cash flow shortages and difficulty obtaining financing or insolvency. Existing or potential customers may reduce or postpone spending in response to tighter credit, reduced consumer demand, negative financial news or declines in income or asset values, which could have a material negative effect on the demand for our products and services. For example, the business and financial condition of our commercial airline customers were materially impacted during the COVID-19 pandemic by the severe decline in global air travel. In addition, current supply chain and labor market challenges and inflationary pressures have negatively affected and may continue to negatively affect our performance as well as the performance of our suppliers and customers. Moreover, natural disasters (including those resulting from climate change), political instability, civil unrest, terrorist activity, acts of war, and public health issues such as the COVID-19 pandemic or epidemics could disrupt supplies and raise prices globally which, in turn, may have adverse effects on the world and U.S. economies. Any of these factors could result in reduced demand for, and pricing pressure on, our products and services, which could reduce our revenues and adversely affect our business, financial condition and results of operations. In addition, U.S. credit and capital markets have experienced significant dislocations and liquidity disruptions from time to time. Uncertainty or volatility in credit or capital markets may negatively impact our ability to access additional debt or equity financing or to refinance existing indebtedness in the future on favorable terms or at all. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.
Excluding non-recurring revenues in the second quarter of 2019 and 2021 from affiliates, we have incurred operating losses in every quarter since we launched our business and may continue to incur quarterly operating losses, which could negatively affect the value of our company.
Excluding non-recurring revenues that we earned from affiliates and one non-affiliate in 2021 and in the second quarter of fiscal 2019, we have incurred operating losses since our inception in 2014, and we may not be able to generate sufficient revenue in the future to generate operating income. We also expect our costs to increase materially in future periods, which could negatively affect our future operating results. We expect to continue to expend substantial financial and other resources on the continued development and future expansion of our business. The amount and timing of these costs are subject to numerous variables and such initiatives may require additional funding. In addition, we may incur significant costs in connection with our pursuit of next generation satellite communications technology or other new technologies such as our glass antenna. With respect to our growth, significant variables may include costs related to sales and marketing activities and administrative support functions, government defense spending, equipment subsidies to airlines and additional legal and regulatory expenses associated with operating in the international commercial aviation market. In addition, we expect to incur additional general and administrative expenses, including legal and accounting expenses, related to being a public company. Our investments may not result in revenue or growth in our business. If we fail to grow our overall business and generate revenue, our financial condition and results of operations would be adversely affected.

Our company is in the development stage and has a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
Our company and our core business are in the development stage and we continue to face all of the risks and uncertainties associated with a new and unproven business. The limited operating history of our business may make it difficult to accurately evaluate the business and predict its future performance. Any assessments of our current business and predictions that we or you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, and the size and nature of our market opportunity will change as we scale our business and increase deployment of our service. If we do not address any of the foregoing risks successfully, our business will be harmed.
We expect to rely on a few key customers for all of our initial revenue.
Our near term, future business will be substantially dependent on our relationship with a few key customers. There can be no assurance that we will be able to maintain our relationship with these customers, or that we will be able to generate any revenue as a result of these relationships, whether existing relationships or future, whether based on formal agreements or informal discussions. If we are unable to maintain and renew our relationship with these customers, or if our arrangement is modified so that the economic terms become less favorable to us that could have a material adverse effect on our consolidated financial condition and results of operations.
Our development contracts may not turn into client orders.
Our near term, future business will be substantially dependent on our ability to convert product tests with potential customers into client orders. There can be no assurance that we will be able to maintain our relationship with these potential customers or to transition the results of our product testing into commercial orders. If we are unable to secure commercial contracts with these customers, or if our arrangement is modified so that the economic terms become less favorable to us, that could have a material adverse effect on our consolidated financial condition and results of operations.
The Markets in Which We Compete Are Highly Competitive and Our Competitors May Have Greater Resources than Us
The markets in which we compete are highly competitive and competition is increasing. In addition, because the markets in which we operate are constantly evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and by whom new competing technologies, products or services may be introduced into our markets. Currently, we face substantial competition in each of our segments. Many of our competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources and access to technologies not available to us. Many of our competitors are also substantially larger than we are and may have more extensive engineering, manufacturing and marketing capabilities than we do. As a result, these competitors may be able to adapt more quickly to changing technology or market conditions or may be able to devote greater resources to the development, promotion and sale of their products. Our ability to compete in each of our segments may also be adversely affected by limits on our capital resources and our ability to invest in maintaining and expanding our market share.
Our Anticipated Reliance on U.S. Government and Foreign Governments Contracts and Approvals Exposes Us to Significant Risks
We expect our defense segment is to represent a significant percentage of our total revenues in the future and is likely to consist of both U.S. Government and Foreign Government, in particular, Taiwanese government applications. Therefore, any significant disruption or deterioration of our relationship with the U.S. Government or with relevant Foreign Governments would significantly reduce our revenues. U.S. Government and Foreign Government business exposes us to various risks, including:
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changes in governmental procurement legislation and regulations and other policies, which may reflect military and political developments;

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unexpected contract or project terminations or suspensions;

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unpredictable order placements, reductions or cancellations;

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reductions or delays in government funds available for our projects due to government policy changes, budget cuts or delays, changes in available funding, reductions in defense expenditures and contract adjustments;

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delays in obtaining government approvals or clearances to receive information subject to export control;

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adverse changes in U.S. Government and Foreign Government export control laws that restrict our ability to conduct joint research activities with, or receive technical information from, US based defense contractor companies;

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the ability of competitors to protest contractual awards;

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additional costs or penalties arising from post-award contract audits;

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the reduction in the value of our contracts as a result of the routine audit and investigation of our costs by U.S. Government agencies or, similarly, by Foreign Government agencies;

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higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price;

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limited profitability from cost-reimbursement contracts under which the profit is limited to a specified amount;

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unpredictable cash collections of unbilled receivables that may be subject to acceptance of deliverables by the customer and contract close-out procedures, including government approval of final indirect rates;

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competition with programs managed by other government contractors for limited resources and for uncertain levels of funding;

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significant changes in contract scheduling or program structure, which generally result in delays or reductions in deliveries; and

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intense competition for available U.S. Government, or Foreign Government, business necessitating increases in time and investment for design and development.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. Government, and Foreign Government, contracts. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business, including the establishment of compliance procedures. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts or debarment from bidding on contracts. Substantially all of our potential U.S. Government or Foreign Government backlog scheduled for delivery could be terminated at the convenience of the U.S. Government, or a Foreign Government, because our potential contracts with the U.S. Government, or a Foreign Government, typically would be anticipated to provide that orders may be terminated with limited or no penalties. If we are unable to address any of the risks described above, or if we were to lose all or a substantial portion of our sales to the U.S. Government, or to a Foreign Government, it could materially harm our business and impair the value of our common stock.
The funding of U.S. Government, or Foreign Government, programs is subject to congressional appropriations, or such similar mechanism in each country. In the U.S., Congress generally appropriates funds on a fiscal year basis even though a program may extend over several fiscal years. Foreign Governments may appropriate funds with a materially similar or materially different approach. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress, or the relevant Foreign Government body, makes further appropriations.
We may not be successful in maintaining the standards necessary to achieve or maintain required regulatory certifications necessary to our defense business;
We expect our defense and commercial segments will both be subject to extensive regulatory regimes and operating standards, including but not limited to, security clearances for employees or consultants, facility security clearances, import-export controls, quality management system standards, supply chain transparency, insurance and indemnification requirements and more. There can be no assurance that we will be able to achieve or to maintain any and all of these certifications or operating standards. There can also be no assurance that these certifications or operating standards may materially change in the future. If we are unable to satisfy or maintain the requirements of these regulatory regimes and standards, that could have a material adverse effect on our consolidated financial condition and results of operations.
We may not be successful in our efforts to develop and monetize new products and services that are currently in development, including value-added resale of satellite bandwidth in certain geographies where we are already licensed or intend to be licensed, our multi-orbit universal satellite communications terminals that incorporate flat panel antennas (FPAs) or electronically steered arrays (ESAs) with both hardware and software defined modems, communications systems for manned and unmanned aerospace and defense platforms, system integration for manned and unmanned aerospace and defense platforms, our proprietary, full-dominance glass semiconductor antenna (also referred to as “FGSA”), distributed content delivery network (“CDN”), distributed computing or mesh computing applications and inflight entertainment and connectivity services;
In order to meet the evolving needs of our future customers and partners, we must continue to develop new products and services that are responsive to those needs. Our ability to realize the benefits of enabling our products, and to use these applications, including monetizing our services at a profitable price point, depends, in part, on the adoption and utilization of such applications by different potential customers including militaries, governments, defense contractors, airlines, other aircraft operators and other companies in the aviation industry such as aircraft equipment suppliers, mobile network operators, other telecommunications service operators and other companies in the telecommunications industry such as communications equipment suppliers, and we cannot be certain that our potential customers, outlined above will adopt such offerings in the near term or at all. We also expect to continue to rely on third parties to operate and maintain the satellites and satellite constellations to be used to provide bandwidth to our potential customers, and we cannot be certain that such satellites or satellite constellations will be capable to meet the service level requirements, quality of service expectations or service reliability metrics necessary to meet the needs our potential customers. If we are not successful in our efforts to develop and monetize new products and services, including our operations-oriented communications services, our future business prospects, financial condition and results of operations would be materially adversely affected.
Our development and implementation of our semiconductor glass antenna, while poised to offer significant advantages in terms of performance and cost-effectiveness, introduces additional layers of risk. This technology involves highly specialized and novel manufacturing processes that may encounter operational hurdles, higher than anticipated production costs, or delays in scaling production to meet market demands. Additionally, our semiconductor glass antenna’s reliance on proprietary technology and materials might limit rapid adaptation in the face of changing industry standards or emerging competitive technologies. Given the rapid evolution of technology in the aerospace and telecommunications sectors, there is a risk that our newly developed technology may become obsolete more quickly than expected, or fail to gain sufficient market acceptance, thereby negatively impacting our competitive position and financial performance.
Our semiconductor glass antenna technology is not yet commercialized and has not been widely applied or developed for the markets being targeted by our company.
As an emerging technology, our semiconductor glass antenna has not undergone extensive field testing across different market applications, which is crucial for establishing its viability and reliability in real-world scenarios. The unproven nature of our semiconductor glass antenna in operational environments, particularly in space and satellite communications — a sector marked by exceptionally high requirements for accuracy and durability — presents a substantial risk. Without established performance data and market acceptance, the potential for our semiconductor glass antenna to meet the specific needs of satellite operators and other telecommunications stakeholders remains uncertain. This untested status could delay adoption and affect our ability to attract partnerships and customers necessary for successful market entry and scaling.
We cannot accurately predict future revenues or profitability in the emerging market for our semiconductor glass antenna technology.
The market for advanced satellite communication technologies is rapidly evolving. As is typical of a rapidly evolving industry, demand and market acceptance for newly developing technologies like our semiconductor glass antenna are subject to a high level of uncertainty. Moreover, since the market for satellite antenna technology is evolving, it is difficult to predict the future growth rate, if any, and size of this market. Because of our limited development history with our semiconductor glass antenna and the emerging nature of the markets in which we expect to compete, we are unable to accurately forecast any revenues or our profitability that we might generate through the marketing of our semiconductor glass antenna technology. The market for our semiconductor glass antenna products and the long-term acceptance of our technology are uncertain, and our ability to attract and retain qualified personnel with industry expertise, particularly in engineering, sales, and marketing, is uncertain. To the extent we are unsuccessful in generating revenues from our semiconductor glass antenna, we may be required to appropriately adjust spending to compensate for any unexpected revenue shortfall, or to reduce our operating expenses, causing us to forego potential revenue-generating activities.
We may face challenges in the development and monetization of new products and services, specifically related to our universal terminals.
In order to meet the ever-changing needs of our target customers, we must continuously innovate and introduce new offerings that cater to their requirements. However, the successful adoption and utilization of these products depend on the interest and acceptance of our target customers. There is no guarantee that they will embrace our offerings in the near future or at all.
Additionally, as we strive to provide comprehensive and efficient multi-orbit broadband connectivity, we may need to collaborate with third-party developers or technology providers to enhance our product and service offerings and ensure compatibility with our potential partners’ satellites and ground infrastructure. However, uncertainties exist regarding the seamless integration and effectiveness of these technical collaborations in meeting the unique needs of our potential customers.
Should we encounter obstacles in effectively developing and monetizing new products and services, specifically pertaining to our universal terminals, it could significantly impact our business prospects, financial performance, and overall success in the market.
We may not be able to grow our business with our current and potential satellite and satellite constellation partners or to successfully negotiate agreements with satellite and satellite constellation partners whose bandwidth and services we do not currently resell or otherwise distribute;
Currently, our primary existing or potential satellite partners include SES (including SES Space & Defense), Viasat Inc., Intelsat SA, Eutelsat Group (including Eutelsat Communications, Eutelsat SA and Eutelsat OneWeb), Rivada Space Networks, Astranis Space Technologies Corp. and Telesat Corp., but we aim to have the technical capability to provide links to any and all satellites and constellations, subject to future potential commercial agreements. We are currently in, or planning, discussions or negotiations with certain of our existing or potential satellite partners to serve as a value-added reseller of their services in certain countries and regions, but do not yet have in place any such value-added reseller agreements.
We have acquired terminal equipment and satellite connectively and related services from SES and also have participated in demonstration and testing with SES under a confidential agreement with our development customer since 2022.
Negotiations with prospective satellite partners require substantial time, effort and resources. The time required to reach a final agreement with a satellite operator is unpredictable and may lead to variances in our operating results from quarter to quarter. We may ultimately fail in our negotiations and any such failure could harm our results of operations due to, among other things, a diversion of our focus and resources, actual costs and opportunity costs of pursuing these opportunities. To the extent that any negotiations with current or future potential satellite partners are unsuccessful, or any new agreements contain terms that are less favorable to us, our growth prospects could be materially and adversely affected.
We may not be able to grow our business with our current and potential aerospace and defense partners or to successfully negotiate agreements with aerospace and defense partners to which we do not currently provide our technologies or services;
Our primary potential aerospace & defense partners include prime contractors like Kratos Defense, Lockheed Martin, Anduril, Shield.AI, Boeing Defense, Airbus Defense, Northrop Grumman, General

Atomics and RTX, although we do not yet have in place binding agreements to serve as a joint venture partner, mentor-protégé partner, subcontractor, vendor, or system integrator with these prime contractors. We are currently in discussions with certain of our potential aerospace & defense partners to enter into binding contracts together. Currently, we also have a number of potential aerospace & defense customers, including militaries and governments, regarding providing our products and services to meet their classified programs and missions under a confidential agreement with our development customer since 2023. Negotiations with prospective aerospace & defense partners and potential customers require substantial time, effort and resources. The time required to reach a final agreement with an aerospace & defense prime contractor or a military customer is unpredictable and may lead to variances in our operating results from quarter to quarter. We may ultimately fail in our negotiations and any such failure could harm our results of operations due to, among other things, a diversion of our focus and resources, actual costs and opportunity costs of pursuing these opportunities. To the extent that any negotiations with current or future potential aerospace & defense partners or customers are unsuccessful, or any new agreements contain terms that are less favorable to us, our growth prospects could be materially and adversely affected.
We may not be able to grow our business with our current airline partners or successfully negotiate agreements with airlines and other partners or grow our additional businesses.
Currently, our only airline partners are MJet GmbH, an Austrian-based private jet operator, MJet, Hong Kong Airlines Limited, a Hong Kong-based airline, or Hong Kong Airlines, and Vietjet Aviation Joint Stock Company, a Vietnam-based airline, or Vietjet, although we have not yet begun to provide our universal terminals for aviation with associated bandwidth services or our distributed content system for airlines to these companies under our agreement with them. We are currently in advanced negotiations or discussions with certain other airline partners to provide our products and services on additional aircraft in their fleets. We have no assurance that these efforts will be successful. Negotiations with prospective airline partners require substantial time, effort and resources. The time required to reach a final agreement with an airline is unpredictable and may lead to variances in our operating results from quarter to quarter. We may ultimately fail in our negotiations and any such failure could harm our results of operations due to, among other things, a diversion of our focus and resources, actual costs and opportunity costs of pursuing these opportunities. In addition, the terms of any future agreements could be materially different than the terms included in our existing agreement with Hong Kong Airlines. To the extent that any negotiations with current or future potential airline partners are unsuccessful, or any new agreements contain terms that are less favorable to us, our growth prospects could be materially and adversely affected.
We may not be able to successfully negotiate agreements with potential civilian telecommunications partners for our backhaul solutions or grow this additional business.
The varying awareness and sense of urgency regarding network resilience in different countries will directly impact the growth of our mobile backhaul business. Network resilience is the ability of a network to withstand and recover from unexpected disruptions, ensuring uninterrupted service and minimizing downtime. However, the importance placed on network resilience can differ across countries due to varying factors such as geographical location, infrastructure stability, and previous experiences with network failures.
In countries where there is a high level of awareness and a sense of urgency regarding network resilience, there is a greater demand for robust mobile backhaul solutions. Customers in these regions prioritize the reliability and resilience of their networks, driving the adoption of mobile backhaul technologies that offer built-in redundancy, failover mechanisms, and efficient disaster recovery capabilities.
Conversely, in regions where network resilience is not a primary concern or where there is limited awareness, the demand for advanced satellite mobile backhaul solutions may be relatively lower.
We are dependent on airline partners to be able to access our customers. We expect that future payments by these customers for our services to be provided to them will account for most, if not all, of our initial revenues.
Under our existing contract with MJet, Hong Kong Airlines and Vietjet, we will provide our equipment for installation on, and provide our services to passengers on, a portion of the aircraft operated by these airlines. We expect to enter into similar contracts with other airlines in the future but there is no assurance that we will be successful in signing up additional airline partners. We expect that revenue from the successful installation of our Aerkomm AirCinema cube on Hong Kong Airlines and Vietjet sometime in 2025 as well as the successful installation of our Aerkomm K++ System on MJet and Hong Kong Airlines in the fourth quarter of 2025 and first quarter of 2026 respectively, together with the monthly bandwidth charge, will account for a material portion of our projected initial revenue from commercial aviation once we begin our services. As of the date of this report, we do not yet have any revenue from equipment sales and installation. Our growth will be dependent on our ability to have our equipment installed on the aircraft of airline partners and increased use of our service on installed aircraft. Any delays in installations under these contracts may negatively affect our ability to grow our user base and revenue.
We will be dependent on backhaul partners to be able to access our future customers. We expect that future payments by these customers for our services to be provided to them will account for a percentage of our revenues.
As of the date of this report, we do not yet have any revenue from equipment sales and installation of our mobile backhaul business. Our growth will be dependent on our ability to have our equipment installed on 4G/5G mobile base stations. Any delays in installations negatively may affect our ability to grow our user base and revenue.
A failure to maintain customers’ satisfaction with our equipment or our service could have a material adverse effect on our revenue and results of operations.
Our relationships with our current and future development and commercialization partners are critical to the growth and ongoing success of our business. If partners are not satisfied with our equipment or our service for any reason, they may reduce efforts to co-market our service to their customers, which could result in lower usage and reduced revenue, which could in turn give our partners the right to terminate their contracts with us. In addition, airline dissatisfaction with us for any reason, including delays in obtaining certification for or installing our equipment, could negatively affect our ability to expand our service to additional commercialization partners or lead to claims for damages, which may be material, or termination rights under our existing or potential contracts with airline partners.
A failure to maintain backhaul customers satisfaction with our equipment or our service could have a material adverse effect on our revenue and results of operations.
If our mobile backhaul solution fails to effectively ensure network resilience, customers may turn to competitors’ offerings. This would have a direct impact on our revenue and operations.
Network resilience is a critical requirement for customers seeking mobile backhaul solutions. Backhaul customers will rely on our services to maintain a robust and reliable network infrastructure that will be able to withstand disruptions and ensure uninterrupted connectivity. If our solution does not meet their expectations in terms of network resilience, customers may perceive it as a risk to their operations and seek alternative options.
We may experience network capacity constraints in our future operations regions and we expect capacity demands to increase, and we may in the future experience capacity constraints internationally. If we are unable to successfully implement planned or future technology enhancements to increase our network capacity, or our airline partners do not agree to such enhancements, our ability to acquire and maintain sufficient network capacity and our business could be materially and adversely affected.
All providers of wireless connectivity services, including all providers of in-flight connectivity services, face certain limits on their ability to provide connectivity service, including escalating capacity constraints due to expanding consumption of wireless services and the increasing prevalence of higher bandwidth uses such as file downloads and streaming media content. The success of our business depends on our ability to provide adequate bandwidth to meet customer demands while in-flight. We may find it difficult to provide this adequate bandwidth.
As the number of base stations increases with the implementation of 4G/5G mobile backhaul, it indicates a growing user base. However, when the network capacity reaches its initial design threshold, if we fail to timely develop new technologies to increase capacity and meet customer demands, such a failure will negatively impact our business.
If we are unable to develop and introduce new technologies that can expand our network’s capacity, customers may experience congestion, slow data speeds, and poor service quality. This can lead to customer dissatisfaction, churn, and a negative impact on our business.
We face the risk of network capacity constraints in our future CDN business as the demand for high-speed content delivery continues to grow. If we are unable to effectively scale our network infrastructure to meet increasing capacity demands, this failure may result in degraded performance, slower content delivery, and potential customer dissatisfaction. To mitigate this risk, we need to continuously invest in expanding our network capacity and implementing advanced technologies to ensure optimal performance and scalability. Failure to do so may adversely impact our competitiveness and market position.
The demand for satellite bandwidth may decrease or develop more slowly than we expect. We cannot predict with certainty the development of the international satellite bandwidth market in general or the general market acceptance for our products and services
We have invested significant resources towards the roll-out of value-added resale of satellite bandwidth services, which represent part of our growth strategy. We face the risk that the U.S. and international markets for satellite bandwidth services may decrease or develop more slowly or differently than we currently expect, or that our services may not achieve widespread market acceptance. We may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers.
Our business depends on the continued proliferation of satellite-based broadband connectivity as a critical business or program need for our potential customers. The growth in demand for satellite broadband internet access services also depends in part on the continued and increased use of manned and unmanned airborne, maritime and land-based vehicles and platforms and the rate of evolution of data-intensive applications on such platforms and vehicles. If satellite bandwidth ceases to be a critical feature in manned and unmanned platforms, if the rate of integration of satellite bandwidth on manned and unmanned platforms decreases or is slower than expected, or if the use of satellite bandwidth enabled devices or development of related applications decreases or grows more slowly than anticipated, the market for our services may be substantially diminished.
Competition from a number of companies, as well as other market forces, could result in price reduction, reduced revenue and loss of market share and could harm our results of operations.
We face strong competition from satellite-based providers of broadband services that include in-flight internet and live television services. Competition from such providers has in the past and could have in the future, an adverse effect on our ability to maintain or gain market share.
Most of our competitors are larger, more diversified corporations that have greater financial, marketing, production, and research and development resources. As a result, they may be better able to withstand the effects of periodic economic downturns or may offer a broader product line to customers. In addition, to the extent that competing in-flight connectivity services offered by commercial airlines that are not our airline partners are available on more aircraft or offer improved quality or reliability as compared to our service, our business and results of operations could be adversely affected. Competition could increase our sales and marketing expenses and related customer acquisition costs. We may not have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully. A failure to effectively respond to established and new competitors could have a material adverse impact on our business and results of operations.
Competition from various companies in the content delivery and edge computing industry, as well as market dynamics, may lead to price pressures, reduced revenue, and potential loss of market share, which could adversely affect our business operations.
We operate in a highly competitive landscape where other providers of content delivery solutions and edge computing services offer products and services similar to those we intend to introduce. These competitors may have greater financial resources, established customer bases, and extensive marketing and research and development capabilities. Increased competition could result in price reductions, which may impact our profitability and revenue generation. Additionally, if competing solutions offer enhanced features, performance, or reliability compared to our planned CDN service, this could negatively impact our market position and customer adoption.
To maintain a competitive edge, we must continuously invest in innovation, technology advancements, and marketing efforts to differentiate ourselves from competitors. Failure to effectively address competitive pressures, anticipate market trends, and adapt to evolving customer needs may limit our growth potential and financial performance.
The price of satellite bandwidth may decrease or develop more slowly than we expect.
Due to the recent and anticipated proliferation of satellites and constellations into LEO, MEO, GEO and HEO orbits by our potential partners and potential competitors, as noted above, there is an increased supply of satellite bandwidth. As a result, in the event that a large quantity of satellite bandwidth is sold on the market without commensurate demand, we face the inherent risk that the price of satellite bandwidth may decrease or develop more slowly than we expect, or than our potential partners expect. As we aim to be a distribution partner, or value-added reseller, of satellite bandwidth, in the event that the price of satellite bandwidth decreases or develops more slowly than we expect, the potential revenue we may be able to generate in the future may decrease, which could have a material adverse effect on our growth prospects.
We may be unsuccessful in generating revenue from entertainment services.
We are currently developing a host of inflight entertainment and connectivity service offerings to deliver to our future customers. We plan to offer a number of services to our customers and no assurance can be given that we will ultimately be able to launch any service. Additionally, we plan to generate a revenue stream from our video on demand and other in-flight entertainment services. If we are unable to generate revenue from our services or if other entertainment services do not ultimately develop, our growth and financial prospects would be materially adversely impacted.
The future growth prospects for our business depend, in part, on revenue from sale of equipment and bandwidth, advertising fees and e-commerce revenue share arrangements on passenger purchases of goods and services, including video and media services. Our ability to generate revenue from these service offerings depends on:
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growth of commercial airline customer base;

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the attractiveness of our customer base to media partners;

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rolling out media on demand on more aircraft and with additional airline customers and increasing passenger adoption both in the U.S. and abroad;

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establishing and maintaining beneficial contractual relationships with media partners whose content, products and services are attractive to airline passengers; and

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our ability to customize and improve our service offerings in response to trends and customer interests.

If we are unsuccessful in generating revenue from our service offerings, that failure could have a material adverse effect on our growth prospects.
We may be unsuccessful in expanding our operations internationally.
Our ability to grow our international business involves various risks, including the need to invest significant resources in unfamiliar markets and the possibility that we may not realize a return on our investments in the near future or at all. In addition, we have incurred and expect to continue to incur significant expenses before we generate any material revenue in these new markets. Under our agreements with providers of satellite capacity, we are obligated to purchase bandwidth for specified periods in advance. If we are unable to generate sufficient passenger demand or airline partners to which we provide satellite service to their aircraft terminate their agreements with us for any reason during these periods, we may be forced to incur satellite costs in excess of connectivity revenue generated through such satellites.
Any future international operations may fail to succeed due to risks inherent in foreign operations, including:
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legal and regulatory restrictions, including different communications, privacy, censorship, aerospace and liability standards, intellectual property laws and enforcement practices;

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changes in international regulatory requirements and tariffs;

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restrictions on the ability of U.S. companies to do business in foreign countries, including restrictions on foreign ownership of telecommunications providers imposed by the U.S. Office of Foreign Assets Control, which we refer to as OFAC;

changes in U.S. export and control laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations (ITAR), the Export Control Reform Act of 2018 (ECRA) and the Export Administration Regulations (EAR).
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inability to find content or service providers to partner with on commercially reasonable terms, or at all;

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compliance with the Foreign Corrupt Practices Act, the (U.K.) Bribery Act 2010 and other similar corruption laws and regulations in the jurisdictions in which we operate and related risks;

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difficulties in staffing and managing foreign operations;

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currency fluctuations; and

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potential adverse tax consequences.

As a result of these obstacles, we may find it difficult or prohibitively expensive to grow our business internationally or we may be unsuccessful in our attempt to do so, which could harm our future operating results and financial condition.
Acquisitions such as the Mesh Tech Transaction, Joint Ventures and Other Strategic Alliances May Have an Adverse Effect on Our Business; We May Fail to Realize the Anticipated Benefits of such Transactions.
In order to position ourselves to take advantage of growth opportunities, from time to time we make strategic acquisitions and enter into joint ventures and other strategic alliances that involve significant risks and uncertainties. For example, during 2023 we announced and closed on the Mesh Tech Transaction and announced an intent for a merger with EJECTT. Risks and uncertainties relating to these transactions and any other acquisitions, joint ventures and other strategic alliances we may undertake include:
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the difficulty in combining, integrating and managing newly acquired businesses or any businesses of a joint venture or strategic alliance in an efficient and effective manner;

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the challenges in achieving the objectives, cost savings, synergies and other benefits expected from such transactions;

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the risk of diverting resources and the attention of senior management from the operations of our business;

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additional demands on management related to integration efforts or the increase in the size and scope of our company following an acquisition or to the complexities of a joint venture or strategic alliance, including challenges of coordinating geographically dispersed organizations and addressing differences in corporate cultures or management philosophies;

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difficulties in the assimilation and retention of key employees and in maintaining relationships with present and potential customers, distributors and suppliers;

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the lack of unilateral control over a joint venture or strategic alliance and the risk that joint venture or strategic partners have business goals and interests that are not aligned with ours, or the failure of a joint venture partner to satisfy its obligations or its bankruptcy or malfeasance;

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costs and expenses associated with any undisclosed or potential liabilities of an acquired business;

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delays, difficulties or unexpected costs in the integration, assimilation, implementation or modification of platforms, systems, functions (including corporate, administrative, information technology, marketing and distribution functions), technologies, infrastructure, and product and service offerings of the acquired business, joint venture or strategic alliance, or in the harmonization of standards, controls (including internal accounting controls), procedures and policies;

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the risk that funding requirements of the acquired business, joint venture or combined company may be significantly greater than anticipated;

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the risks of entering markets in which we have less experience; and

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the risks of disputes concerning indemnities and other obligations that could result in substantial costs.

We may not achieve the anticipated growth, cost savings or other benefits from the Mesh Tech Transaction or any other transaction we may undertake without adversely affecting current revenues and investments in future growth. Moreover, the anticipated growth, cost savings, synergies and other benefits of the Mesh Tech Transaction or any other transaction we may undertake may not be realized fully, or at all, or may take longer to realize than expected. Additionally, we may inherit legal, regulatory, operational and other risks of the acquired business, whether known or unknown to us, which may be material to the combined company. Moreover, uncertainty about the effect of the recently closed transaction such as the Mesh Tech Transaction on employees, suppliers and customers may have an adverse effect on us and/or the acquired business, which uncertainties may impair our or its ability to attract, retain and motivate key personnel, and could cause our or its customers, suppliers and distributors to seek to change existing business relationships with either of us. In addition, in connection with acquisitions, joint ventures or strategic alliances, we may incur debt, issue equity securities, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline. In addition, companies such as Mesh Tech that are private companies at the time of acquisition are not subject to reporting requirements and may not have accounting personnel specifically employed to review internal controls over financial reporting and other procedures or to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002. Bringing the legacy systems for these businesses into compliance with those requirements and integrating them into our compliance and accounting systems may cause us to incur substantial additional expense, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Mergers, acquisitions, joint ventures and strategic alliances are inherently risky and subject to many factors outside of our control, and we cannot be certain that our previous or future acquisitions, joint ventures and strategic alliances will be successful and will not materially adversely affect our business, operating results or financial condition. We may not be able to successfully integrate the businesses, products, technologies or personnel that we might acquire in the future, and any strategic investments we make may not meet our financial or other investment objectives. Any failure to do so could seriously harm our business, financial condition and results of operations.
The Merger with Ejectt May Not Be Approved, May Not Be Consummated, or, if Consummated, May Not Realize the Expected Benefits.
As it relates to the proposed merger with Ejectt, it has been approved by the shareholders of both companies but because Aerkomm Taiwan has foreign (non-Taiwanese) shareholders (Aerkomm holds 49% of the outstanding shares of Aerkomm Taiwan) for the merger to become legally effective under Taiwanese law, it must be approved by the Taiwan Department of Investment Review. While Aerkomm and Ejectt submitted an application to the Department of Investment Review on July 10, 2024, reviews by the Department of Investment Review often take four to six months and possibly longer, and may require extensive inquiries and requests for further information by the Department of Investment Review, which could be a significant distraction to management. It is also possible that such review results in denial of approval. Consequently, Aerkomm cannot assure that the merger will be approved or, if approved, when the approval may be granted. If the merger is not approved by the relevant authorities, or is not consummated for another reason, that could have a material adverse effect on our business, financial condition and results of operations.

An extended delay in the transfer of title to Aerkomm Taiwan of the Taiwan land parcel that we recently purchased could delay the building of our first satellite ground station and have a negative impact on our business prospects.
In July 2019, we completed payment of the NT$1,098,549,407, or US$35,861,589, purchase price for our acquisition of approximately 6.3 acres of undeveloped land (which we refer to as the Taiwan land parcel) located at the Taishui Grottoes in the Xinyi District of Keelung City, Taiwan. Our agent has received all of the necessary title transfer documentation from the seller however, according to the land use law of Taiwan, our Taiwan based subsidiary, Aerkomm Taiwan, needed to first, obtain a telecommunications license in Taiwan, which it has obtained, then second, submit a usage plan to the local land office and to obtain the necessary operational/development license or authorization for the intended usage before Aerkomm Taiwan can obtain an official certificate of title. Aerkomm Taiwan is currently preparing the plan of usage and has worked with various regulatory authorities to obtain the necessary license and approval to meet the local land use law requirements. We do not know at this time how long it will take to complete this process and receive the certificate of title to the parcel. Although we expect to complete the entire process and receive our certificate of title in 2024, the transaction is not yet completed. Once title to the Taiwan land parcel is transferred to Aerkomm Taiwan, we expect we may lease a portion of the land parcel, pursuant to the terms of an existing binding memorandum of understanding, to a Samoa based telecom company who intends to use the land for their own satellite ground station and to mortgage the land to be able to raise funds to build our first satellite ground station and data center. If there is an extended delay in the transfer of the Taiwan land parcel title to Aerkomm Taiwan, our agreement with the Samoa telecom company may be terminated and we may not be able to raise the funds needed to build our ground station in a timely fashion. Either or both of these eventualities could have a negative impact on our business plans, prospects and future results of operations.
From time to time, we enter into memorandums of understanding (MOUs) with various third parties. If the transactions contemplated by these MOUs do not proceed, our results of operations and financial condition could be materially adversely affected.
From time to time, we enter into MOUs with potential prospective collaborative partners or potential customers. These MOUs typically are nonbinding and as a result, they only express the desires and understandings between the parties and do not create any legally binding rights, obligations or contracts except for certain customary provisions such as exclusivity, costs and expenses, confidentiality and governing law. Any binding obligation to proceed with the transactions contemplated by the MOUs would need to be included in a definitive agreement that is subject to negotiations of the parties, approvals by the board of directors of respective parties and in certain instances, approvals from regulatory authorities. There can be no assurance that we will be able to reach definitive agreements with any parties who may sign MOUs with us. If for whatever reason the transactions contemplated by signed MOUs do not proceed, our results of operations and financial condition could be materially adversely affected.
A future act or threat of terrorism or other events could result in a prohibition on the use of Wi-Fi enabled connectivity devices.
A future act of terrorism, the threat of such acts or other airline incidents could have an adverse effect on the airline industry. In the event of a terrorist attack, terrorist threats or unrelated airline accidents, the industry would likely experience significantly reduced passenger demand. The U.S. federal government or any other government could respond to such events by prohibiting the use of Wi-Fi enabled devices on aircraft, which would eliminate demand for our equipment and service. In addition, any association or perceived association between our equipment or service and incidents involving aircraft on which our equipment or service operates would likely have an adverse effect on demand for our equipment and service. Reduced demand for our products and services would adversely affect our business prospects, financial condition and results of operations.

The demand for in-flight broadband internet access service may decrease or develop more slowly than we expect. We cannot predict with certainty the development of the U.S. or international in-flight broadband internet access market or the market acceptance for our products and services.
We have invested significant resources towards the roll-out of commercial aviation service offerings, which represent part of our growth strategy. We face the risk that the U.S. and international markets for in-flight broadband internet access services may decrease or develop more slowly or differently than we currently expect, or that our services, including our offerings, may not achieve widespread market acceptance. We may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers.
Our business depends on the continued proliferation of Wi-Fi as a standard feature in mobile devices. The growth in demand for in-flight broadband internet access services also depends in part on the continued and increased use of laptops, smartphones, tablet computers, and other Wi-Fi enabled devices and the rate of evolution of data-intensive applications on the mobile internet. If Wi-Fi ceases to be a standard feature in mobile devices, if the rate of integration of Wi-Fi on mobile devices decreases or is slower than expected, or if the use of Wi-Fi enabled devices or development of related applications decreases or grows more slowly than anticipated, the market for our services may be substantially diminished.
Increased costs and other demands associated with our growth could impact our ability to achieve profitability over the long term and could strain our personnel, technology and infrastructure resources.
We expect our costs to increase in future periods, which could negatively affect our future operating results. We expect to experience growth in our headcount and operations, which will place significant demands on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth will require the outlay of significant operating and capital expenditures and will continue to place strains on our personnel, technology and infrastructure. Our success will depend in part upon our ability to contain costs with respect to growth opportunities. To successfully manage the expected growth of our operations, on a timely and cost-effective basis we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. In addition, as we continue to grow, we must effectively integrate, develop and motivate new employees, and we must maintain the beneficial aspects of our corporate culture. If we fail to successfully manage our growth, it could adversely affect our business, financial condition and results of operations.
Regulation by United States and foreign government agencies, including the Federal Aviation Administration and the Federal Communications Commission, may increase our costs of providing service or require us to change our services.
The commercial and private aviation industries, including civil aviation manufacturing and repair industries, are highly regulated in the United States by the FAA, in Europe by EASA as well as other compatible civil aviation authorities. FAA and/or EASA certification is required for all equipment we install on commercial aircraft and type certificated business aircraft, and certain of our operating activities require that we obtain FAA/EASA certification as a parts manufacturer. As discussed in more detail in the section entitled “Business — Regulation — Federal Aviation Administration,” FAA and/or EASA approvals required to operate our business include Supplemental Type Certificates, or STCs and Parts Manufacturing Authorities, or PMAs and Service Bulletins, or SBs. Obtaining SBs, STCs and PMAs is an expensive and time-consuming process that requires significant focus and resources. Any inability to obtain, delay in obtaining, or change in, needed FAA/EASA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our installation commitments, manufacture and sell parts for installation on aircraft, or expand our business and could, therefore, materially adversely affect our growth prospects, business and operating results. The FAA/EASA closely regulates many of our operations. If we fail to comply with the FAA’s and/or EASA’s many regulations and standards that apply to our activities, we could lose the FAA/EASA certifications, authorizations, or other approvals on which our manufacturing, installation, maintenance, preventive maintenance, and alteration capabilities are based. In addition, from time to time, the FAA/EASA or comparable foreign authorities adopt new regulations or amend existing regulations. The FAA/EASA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, those new regulations or amendments to existing regulations generally increase our costs of compliance.
As a broadband Internet provider, we must comply with the Communications Assistance for Law Enforcement Act of 1994, or CALEA, which requires communications carriers to ensure that their equipment, facilities and services can accommodate certain technical capabilities in executing authorized wiretapping and other electronic surveillance. Currently, our CALEA solution is being deployed in our network. However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays related to meeting, or if we fail to comply with, any current or future CALEA, or similarly mandated law enforcement related, obligations. Such enforcement actions could subject us to fines, cease and desist orders, or other penalties, all of which could adversely affect our business. Further, to the extent the FCC adopts additional capability requirements applicable to broadband Internet providers, its decision may increase the costs we incur to comply with such regulations.
In addition to these U.S. agencies, we are also subject to regulation by foreign government agencies that choose to assert jurisdiction over us as a result of the service we provide on aircraft that fly international routes. Adverse decisions or regulations of these U.S. and foreign regulatory bodies could negatively impact our operations and costs of doing business and could delay the roll-out of our services and have other adverse consequences for us. Our ability to obtain certain regulatory approvals to offer our services internationally may also be the responsibility of a third party, and, therefore, may be out of our control. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.
The certification time for 4G/5G mobile backhaul by regulatory authorities varies among different countries. Each country has its own standards and procedures for assessing and certifying the compliance and safety of satellite communication products. Therefore, the time required for products to obtain certification may vary depending on the country. Some countries may have faster certification processes that can be completed in a shorter period of time. In other countries, the certification process may be relatively longer, requiring more time for review and testing. Therefore, when selling satellite communication systems for 4G/5G mobile backhaul in the global market, it is necessary to consider the differences in certification time among different countries which may increase our costs of providing service. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.
We are subject to various regulations, including those regulations promulgated by various federal, state and local regulatory agencies and legislative bodies and comparable agencies outside the United States where we may do business. The two U.S. government agencies that have primary regulatory authority over our operations are the Federal Aviation Administration, or FAA, and the Federal Communications Commission, or FCC, the European Administration and Safety Agency, or EASA and other compatible civil aviation authorities.
Regulation by government agencies, such as the Federal Communications Commission (FCC) and other relevant regulatory bodies, may impact our satellite internet service and our CDN business for households, resulting in increased costs and the need to modify our services.
As a future provider of satellite internet service and CDN solutions for households, we will be subject to various regulations imposed by government agencies at the federal, state, and local levels. The FCC will play a significant role in regulating our future broadband internet services and ensuring compliance with applicable rules and requirements.
Compliance with FCC regulations, including licensing, spectrum usage, and service quality standards, is crucial to our operations. Failure to comply with FCC rules and guidelines may lead to penalties, fines, or restrictions that could adversely impact our ability to provide reliable and high-speed internet connectivity to households.
Furthermore, other regulatory bodies may have jurisdiction over aspects of our planned satellite internet service and our CDN business, such as data privacy and consumer protection. Compliance with these regulations, including privacy laws and fair business practices, is essential to maintaining customer trust and avoiding legal and reputational risks.

We face the risk of potential cybersecurity breaches and data privacy concerns that could harm our reputation, disrupt our services, and result in legal and financial liabilities.
As a potential future provider of CDN services for households, we will handle a significant amount of data, including user information, content delivery, and advertising data. The increasing prevalence of cyber threats and data breaches poses a substantial risk to our business operations and customer trust.
Despite implementing robust security measures, such as encryption protocols and firewalls, there is no guarantee that our systems will be immune to unauthorized access or malicious attacks. Cybercriminals could exploit vulnerabilities in our network infrastructure, software, or third-party services, leading to unauthorized access, data breaches, service disruptions, or theft of sensitive information.
A cybersecurity breach or unauthorized disclosure of customer data could result in significant reputational damage, loss of customer trust, and legal and financial liabilities. We may be subject to legal and regulatory obligations to notify affected individuals and authorities, provide remedies, and face potential lawsuits and fines. The costs associated with investigating and mitigating the effects of a breach, as well as potential legal settlements and regulatory penalties, could have a material adverse impact on our business and financial position.
Furthermore, data privacy concerns and evolving privacy regulations, such as the General Data Protection Regulation (GDPR) in the European Union, require us to implement stringent data protection measures and obtain appropriate consents from users. Failure to comply with these regulations, or any changes in privacy laws or regulations, could result in legal consequences, reputational harm, and disruptions to our operations.
To address these risks, we invest in cybersecurity technologies, conduct regular security assessments, and train our employees on best practices. However, the evolving nature of cyber threats and the sophistication of attackers require ongoing vigilance and investment in cybersecurity measures.
It is essential for us to maintain the trust of our customers by safeguarding their data and addressing potential cybersecurity threats effectively. Failure to adequately protect against cyber threats and address data privacy concerns could adversely affect our reputation, customer relationships, and financial performance.
We may not be in compliance with all government regulations, which could harm our results of operations.
The current legal environment for Internet communications, products and services is uncertain and subject to statutory, regulatory or interpretive change. We cannot be certain that we, our vendors or our customers are currently in compliance with applicable regulatory or other legal requirements in the countries in which our service is used. Our failure, or the failure of our vendors, customers and others with whom we transact business to comply with existing or future legal or regulatory requirements could materially adversely affect our business, financial condition and results of operations. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of existing laws or regulations to our business, and existing laws, regulations and interpretations may change in unexpected ways.
If government regulation of the Internet changes, we may need to change the way we conduct our business to a manner that incurs greater operating expenses, which could harm our results of operations.
The current legal environment for Internet communications, products and services is uncertain and subject to statutory, regulatory or interpretive change. For example, our mobile wireless broadband Internet access services were previously classified as information services, and not as telecommunications services. Therefore, these services were not subject to FCC common carrier regulation. However, effective June 12, 2015, the FCC reclassified mobile (and fixed) broadband Internet access services as Title II telecommunications services pursuant to the Open Internet Order. The Open Internet Order also adopted broad net neutrality rules. For example, broadband providers may not block access to lawful content, applications, services, or non-harmful devices. Broadband providers also may not impair or degrade lawful Internet traffic on the basis of content, applications, services, or non-harmful devices. In addition, broadband providers may not favor some lawful Internet traffic over other lawful traffic in exchange for consideration of any kind, and they may not prioritize the content and services of their affiliates. Other than for paid prioritization, the rules contain an exception for “reasonable network management.” The Open Internet Order recognizes that whether a network management practice is reasonable varies according to the broadband technology involved and may provide more flexibility to implement network management practices in the context of our capacity-constrained air-to-ground and satellite broadband networks.
Other jurisdictions may adopt similar or different regulations that could affect our ability to use “network management” techniques. Likewise, the United States and the European Union, among other jurisdictions, are considering proposals regarding data protection that, if adopted, could impose heightened restrictions on certain of our activities relating to the collection and use of data of end users. Further, as we promote exclusive content and services and increase targeted advertising with our media partners to customers of our services, we may attract increased regulatory scrutiny.
We cannot be certain what positions regulators may take regarding our compliance with, or lack of compliance with, current and future legal and regulatory requirements or what positions regulators may take regarding any past or future actions we have taken or may take in any jurisdiction. Regulators may determine that we are not in compliance with legal and regulatory requirements, and impose penalties, or we may need to make changes to our services, which could be costly and difficult. Any of these events would adversely affect our operating results and business.
Further Risks Related to Government Regulation.
Our international operations complicate our business and require us to comply with multiple regulatory environments. Historically, sales to customers outside the United States have accounted for all of our net sales. Risks associated with our international business activities may increase our costs and require significant management attention. These risks include restrictions on international travel, which may restrict our ability to grow and service our business; international shipping delays; tariffs; sanctions or other trade restrictions that preclude or restrict doing business with particular foreign governments, companies or individuals; technical challenges we may face in adapting our solutions to function with different satellite services and technology in use in various regions around the world; satisfaction of international regulatory requirements and delays and costs associated with procurement of any necessary licenses or permits; the potential unavailability of content licenses covering international waters and foreign locations; increased costs of providing customer support in multiple languages; increased costs of managing operations that are international in scope; potentially adverse tax consequences, including restrictions on the repatriation of earnings; protectionist laws and business practices that favor local competitors, which could slow our growth in international markets; potentially longer sales cycles; potentially longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and economic and political instability in some international markets. We could incur additional legal compliance costs associated with our international operations and could become subject to legal penalties if we do not comply with certain regulations.
Our international operations subject us to a number of legal requirements, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the customs, export, trade sanctions and anti-boycott laws of the United States, including those administered by the U.S. Customs and Border Protection, the Bureau of Industry and Security, the Department of Commerce, the Department of State, and the Office of Foreign Assets Control of the Treasury Department, as well as those of other nations.
In addition, many of the countries where our customers use our products and services have licensing and regulatory requirements for the importation and use of satellite communications and reception equipment, including the use of such equipment in territorial waters, the transmission of satellite signals on certain radio frequencies, the transmission of VoIP services using such equipment and the reception of certain video programming services. These laws and regulations are continually changing, making compliance complex. We incur significant costs identifying and maintaining compliance with applicable licensing and regulatory requirements. Our training and compliance programs and our other internal control policies may be insufficient to protect us from acts committed by our employees, agents or third-party contractors. Any violation of these requirements by us or our employees, agents or third-party contractors may subject us to significant criminal and civil liability.
Further, many of our commercial suppliers of satellite transmission capacity impose contractual obligations on us that permit them to suspend or terminate their provision of satellite services to support our network if we fail to maintain compliance with these laws and regulations.

The loss of access to satellite capacity would materially and adversely affect our satellite communications service offerings. We are subject to FCC rules and regulations, and any non-compliance could subject us to FCC enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our services. The satellite communications industry in the United States is regulated by the Federal Communications Commission (FCC), and we are subject to FCC regulations relating to privacy, contributions to the Universal Service Fund, or USF, and other requirements. If we do not comply with FCC regulations, we could face enforcement actions, substantial fines, penalties, loss of licenses and possibly restrictions on our ability to operate or offer services. Any enforcement action by the FCC, which may be a public process, could hurt our reputation, impair our ability to sell our services to customers and harm our business and results of operations. Privacy concerns and domestic or foreign laws and regulations may reduce demand for our services, increase our costs and harm our business. Our company and our customers can use our services to collect, use and store personal, confidential and sensitive information regarding the content and manner of usage of our services by them, their employees and maritime crews. Federal, state and foreign governments have adopted and are proposing more stringent laws and regulations regarding the collection, use, storage and transfer of information, such as the European Union’s General Data Protection Regulation (“GDPR”). The costs of compliance with, and other burdens imposed by, such laws and regulations may limit the use and adoption of our services and reduce overall demand. Noncompliance with these laws and regulations could lead to significant remediation expenses, fines, penalties or other liabilities, such as orders or consent decrees that require modifications to our privacy practices, as well as reputational damage or third-party lawsuits seeking damages or other relief. For example, the GDPR imposes a strict data protection compliance regime with penalties of up to the greater of 2% – 4% of worldwide revenue or €11 – 22 million.
Domestic and international legislative and regulatory initiatives may harm our ability, and the ability of our customers, to process, handle, store, use and transmit information, which could reduce demand for our services, increase our costs and force us to change our business practices. These laws and regulations are still evolving, are likely to be in flux and may be subject to uncertain interpretation for the foreseeable future. Our business also could be harmed if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent from country to country or inconsistent with our current policies and practices or those of our customers. Risks related to owning our common stock The market price of our common stock may be volatile. Our stock price has historically been volatile. Many factors may cause our stock price to fluctuate, including variations in quarterly results; the introduction of new products and services by us or our competitors; adverse business developments; reductions-in-force; changes in estimates of our performance or recommendations by securities analysts; the hiring or departure of key personnel; acquisitions or strategic alliances involving us or our competitors; market conditions in our industry; and the global macroeconomic and geopolitical environment. Broad market fluctuations may adversely affect our stock price. When the market price of a company’s stock drops significantly, stockholders often institute securities litigation against that company. Any such litigation could cause us to incur significant expenses defending against the claim, divert the time and attention of our management and result in significant damages.
Risks Related to the Regulation of Our Business We May Be Unable to Obtain or Maintain Required Authorizations or Contractual Arrangements.
Various types of U.S. domestic and international authorizations and contractual arrangements are required in connection with the products and services that we provide. See “Regulatory Environment.” Compliance with certain laws, regulations, conditions and other requirements, including the payment of fees, may be required to maintain the rights provided by such authorizations, including the rights to operate satellite earth stations in certain radio frequencies. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of such authorizations and could have a material adverse impact on our business, financial condition and results of operations.
We, or our group companies, currently hold authorizations to, among other things, operate various satellite earth stations (including but not limited to user terminals, facilities that interconnect with the internet backbone, and network hubs) and operate satellite space stations and/or use those space stations to provide service to certain jurisdictions. Such authorizations are conditioned upon meeting certain milestone conditions and/or due diligence requirements, which if not met or extended could result in loss of the authorization. While we anticipate that these authorizations will be extended or renewed in the ordinary course to the extent that they otherwise would expire, or replaced by authorizations covering more advanced facilities, we can provide no assurance that this will be the case. Our inability to timely obtain or maintain such authorizations could delay or preclude our operation of such satellites or our provision of products and services that rely upon such satellites. Further, changes to the laws and regulations under which we operate could adversely affect our ability to obtain or maintain authorizations. Any of these circumstances could have a material adverse impact on our business, financial condition and results of operations. The satellites of our partners that we connect to in our business are subject to the regulatory authority of, and conditions imposed by, foreign governments, as well as contractual arrangements with third parties and the regulations and procedures of the ITU governing access to orbital and spectrum rights and the international coordination of satellite networks. The use of spacecraft by our partners in our business is subject to various conditions in the underlying authorizations held by us and third parties, as well as the requirements of the laws and regulations of those jurisdictions. Any failure to meet these types of requirements in a timely manner, maintain our contractual arrangements, obtain or maintain our authorizations, or manage potential conflicts with the orbital slot rights afforded to third parties, could lead to us losing our rights to operate from these orbital locations or may otherwise require us to modify or limit our operations from these locations, which could materially adversely affect our ability to operate a satellite at full capacity or at all, and could have a material adverse impact on our business, financial condition and results of operations.
Changes in the Regulatory Environment Could Have a Material Adverse Impact on Our Competitive Position, Growth and Financial Performance.
Our business is highly regulated. We are subject to the regulatory authority of the jurisdictions in which we operate, including the United States and other jurisdictions around the world. Those authorities regulate, among other things, the launch and operation of satellites, the use of radio spectrum, the ability to operate satellites at specific orbital locations in space, the licensing of earth stations and other radio transmitters, the provision of communications services, privacy and data security, and the design, manufacture and marketing of communications systems and networking infrastructure. The space stations and ground network we use to provide our broadband services operate using some spectrum that is regulated for use on a primary basis for certain types of the satellite services we provide, some spectrum that is regulated for use on a shared basis with terrestrial wireless services, and some spectrum that is regulated primarily for terrestrial wireless and other uses but that we are authorized to use on a secondary or non-interference basis. Moreover, spectrum availability varies from country to country, and even within countries, within our service areas. Laws and regulations affecting our business are subject to change in response to industry developments, new technology, and political considerations, among other things. Legislators and regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations, as well as changes to existing regulations. We cannot predict when or whether applicable laws or regulations may come into effect or change, or what the cost and time necessary to comply with such new or updated laws or regulations may be. For example, cybersecurity and data privacy security and protection laws and regulations are evolving and present increasing compliance challenges, which may increase our costs, affect our competitiveness, cause reputational harm and expose us to substantial fines or other penalties. Changes in laws or regulations, including changes in the way spectrum is regulated and/or in regulations governing our products and services, changes in the way spectrum is made available to us, or is allowed to be used by others, or competing uses of spectrum or orbital locations, could, directly or indirectly, affect our operations or the operations of our distribution partners, increase the cost of providing our products and services and make our products and services less competitive. Some regulators are considering new or additional terrestrial services in the spectrum in which we operate, which may not be compatible with the way we use, or plan to use, that same spectrum. In certain instances, such changes could have a material adverse effect on our business, financial condition and results of operations. Among other things, changes to laws and regulations could materially harm our business by (1) affecting our ability to obtain or retain required governmental authorizations, (2) restricting our ability to provide certain products or services, (3) restricting development efforts by us and our customers, (4) making our current products and services less attractive or obsolete, (5) increasing our operational costs, or (6) making it easier or less expensive for our competitors to compete with us. Failure to comply with applicable laws or regulations could result in the imposition of financial penalties against us, the adverse modification or cancellation of required authorizations, or other material adverse actions. Any such matters could materially harm our business and impair the value of our common stock.

Our International Sales and Operations Are Subject to Applicable Laws Relating to Trade, Sanctions, Export Controls and Foreign Corrupt Practices, the Violation of Which Could Have a Material Adverse Impact on our Business.
We must comply with all applicable export control laws and regulations of the United States and other countries. U.S. export and control laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations (ITAR), the Export Control Reform Act of 2018 (ECRA) and the Export Administration Regulations (EAR). The export of certain satellite communications hardware, antenna control hardware, software services and technical data relating to communicating with satellites and communicating with manned and unmanned defense platforms is regulated by the U.S. Department of State under ITAR. Certain satellite communications technologies and other items are controlled for export by the U.S. Department of Commerce under the EAR. Adverse changes in U.S. and Foreign export control laws that restrict our ability to conduct joint research activities with, or receive technical information from, US based defense contractor companies, will have a material adverse effect on our ability to conduct our business as currently contemplated.
In addition, we must comply with trade and economic sanctions laws and regulations, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC). We cannot provide certain products and services to certain countries or persons subject to U.S. trade sanctions unless we first obtain the necessary authorizations from OFAC. We are also subject to the Foreign Corrupt Practices Act and the UK Bribery Act, which generally bar bribes to foreign governments or officials. Although we have in place policies for our respective employees, directors and officers, and we have clauses in our contracts with our distribution partners, resellers and other intermediaries, we cannot be certain that any such activities are not undertaken, and cannot guarantee that our policies and contracts will prevent situations occurring, including actions by distribution partners, resellers and other intermediaries, for which we may be held responsible. Non-compliance with any applicable trade control, sanctions, export control or anti-corruption laws or other legal requirements may result in criminal and/or civil penalties, disgorgement and/or other sanctions and remedial measures, and may result in unexpected legal or compliance costs. Violations of any of these laws or regulations could also result in more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our business, and could materially adversely affect our business, financial condition and results of operations. Moreover, any investigation of alleged violations of any such laws could have a material adverse impact on our reputation, business, financial condition and results of operations.
Our possession and use of personal information and the use of credit cards by our customers present risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.
Maintaining our network security is of critical importance because our online systems will store confidential registered user, employee and other sensitive data, such as names, email addresses, addresses and other personal information. We will depend on the security of our networks and the security of the network infrastructures of our third-party telecommunications service providers, our customer support providers and our other vendors. Unauthorized use of our, or our third-party service providers’, networks, computer systems and services could potentially jeopardize the security of confidential information, including credit card information, of our future customers. There can be no assurance that any security measures we, or third parties, take will be effective in preventing these activities. As a result of any such breaches, customers may assert claims of liability against us as a result of any failure by us to prevent these activities. Further, our in-cabin network operates as an open, unsecured Wi-Fi hotspot, and non-encrypted transmissions users send over this network may be vulnerable to access by users on the same plane. These activities may subject us to legal claims, adversely impact our reputation, and interfere with our ability to provide our services, all of which could have a material adverse effect on our business prospects, financial condition and results of operations.
Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by United States federal and state regulatory agencies or courts. For example, the FCC’s Consumer Proprietary Network Information, or CPNI rules, applicable to our satellite-based offerings, require us to comply with a range of marketing and privacy safeguards. The Federal Trade Commission, or FTC, could assert jurisdiction to impose penalties related our service if it found our privacy policies or security measures to be inadequate under existing federal law. We could also be subject to certain state laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these rules or regulations could have an adverse effect on our business, financial condition and results of operations.
Other countries in which we may operate or from which our services may be offered, including those in the European Union, also have certain privacy and data security requirements that may apply to our business, either now or in the future. These countries’ laws may in some cases be more stringent than the requirements in the United States. For example, European Union member countries have specific requirements relating to cross border transfers of personal information to certain jurisdictions, including to the United States. In addition, some countries have stricter consumer notice and/or consent requirements relating to personal information collection, use or sharing. Moreover, international privacy and data security regulations may become more complex. For example, the European Union is considering a draft proposed data protection regulation which, if enacted, may result in even more restrictive privacy-related requirements. Our failure to comply with other countries’ privacy or data security-related laws, rules or regulations could also have an adverse effect on our business, financial condition and results of operations.
In addition, we expect that our customers in the future will use credit cards to purchase our products and services. Problems with our or our vendors billing software could adversely affect our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment services. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.
Our Reputation and Business Could Be Materially Harmed as a Result of Data Breaches, Data Theft, Unauthorized Access or Hacking.
Our success depends, in part, on the secure and uninterrupted performance of our information technology systems. These systems may be subject to damage or interruption from, among other things, earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, acts of war, rogue employees, power loss, telecommunications failures and cybersecurity risks. An increasing number of companies have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, outside parties may attempt to induce employees or users to disclose sensitive or confidential information in order to gain access to data. If unauthorized parties gain access to our information technology systems, they may be able to misappropriate assets or sensitive information (such as personal information of our customers, business partners and employees), cause interruption in our operations, corrupt our data or computers, or otherwise damage our reputation and business. In such circumstances, we could be held liable to our customers or other parties, or be subject to regulatory or other actions for breaching privacy rules. Any compromise of our security could result in a loss of confidence in our security measures, and subject us to litigation, civil or criminal penalties, and negative publicity that could adversely affect our financial condition and results of operations. We could also suffer other negative consequences, including significant remediation costs, significant increased cybersecurity protection costs, loss of material revenues resulting from attacks on our satellites or technology, and the unauthorized use of proprietary information or the failure to retain or attract customers following an attack. Further, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our operations.
One customer accounted for 100% of our total revenues in fiscal year 2023.
Ejectt Inc., our exclusive sales agent for Taiwan, accounted for 100% of our total revenues in in 2023. The failure of Ejectt, or our and Ejectt’s inability to secure additional orders for any reason, including any downturn in Ejectt’s business or financial condition or our inability to renew our contract with Ejectt when it expires on June 16, 2025 (see Exhibit 10.12) or for Ejectt to obtain new contracts with customers when they expire, could materially harm our business and impair the value of our common stock.
Our Development Contracts May Be Difficult for Us to Comply with and May Expose Us to Third-Party Claims for Damages, and We May Experience Losses from Fixed-Price Contracts.
We may be party to government and commercial contracts involving the development of new products. We ultimately derived 100% of our total revenues for fiscal year 2023 through Ejectt and from two such development contracts it entered into, which were with one civilian and one military organization of the Taiwanese government. These contracts typically contain strict performance obligations and project milestones. We cannot assure that we will be able to comply with our corresponding performance obligations or to meet these project milestones in the future. If we are unable to comply with these performance obligations or meet these milestones, Ejectt’s or our current and future customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. We cannot assure that the other parties to any such contract will not terminate the contract or seek damages from us. If other parties elect to terminate their contracts or seek damages from us, it could materially harm our business and impair the value of our common stock. A substantial majority of revenues in our peers’ government systems and commercial networks segments are derived from contracts with fixed prices. These types of contracts carry the risk of potential cost overruns because we could assume all of the cost burden. We could assume greater financial risk on fixed-price contracts than on other types of contracts because if we do not anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract, it would significantly reduce our net profit or cause a loss on the contract. In the past, our peers have experienced significant cost overruns and losses on fixed-price contracts. Because these kinds of contracts typically involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in or a sustained period of increased inflation, problems with suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to our peers over time (which, especially in the case of sharp increases in or significant sustained inflation, could happen quickly and have long-lasting impacts).
Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. Although we will attempt to accurately estimate costs for any fixed-price contracts, we cannot assure you our estimates will be adequate or that substantial losses on fixed-price contracts will not occur in the future. If we are unable to address any of the risks described above, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.
Our Reliance on a Limited Number of Third Parties to Manufacture and Supply Our Products and the Components Contained therein Exposes Us to Various Risks.
We expect our internal manufacturing capacity to be limited to supporting new product development activities, building customized products that need to be manufactured in strict accordance with a customer’s specifications or delivery schedules, and building proprietary, highly sensitive AERKOMM-designed products and components for use in our proprietary technology platform. Therefore, our internal manufacturing capacity has been, and is expected to continue to be, very limited and we intend to continue to rely on contract manufacturers to produce the majority of our products. In addition, some components, subassemblies and services necessary for the manufacture of our products are obtained from a limited group of suppliers, such as semiconductors, which we obtain from Taiwan Semiconductor Manufacturing Company (TMSC) and Nordic Semiconductors, or TFT substrates, which we obtain from PanelSemi and Sharp, or from a sole supplier, such as heat sinks, which we obtain from Hon Hai Precision Industry (known internationally as FOXCONN). Our reliance on contract manufacturers and on sole source suppliers or a limited group of suppliers involves several risks. We may not be able to obtain an adequate supply of required components, and our control over the price, timely delivery, reliability and quality of finished products may be reduced. The process of manufacturing our products and some of our components and subassemblies is extremely complex. We have in the past experienced and may in the future experience delays in the delivery of and quality problems with products and components and subassemblies from vendors. Some of the suppliers we rely upon have relatively limited financial and other resources. Significant events such as an outbreak of a pandemic such as the COVID-19 pandemic and its lingering effects, natural disasters or extreme weather events (including as a result of climate change), acts of terrorism or civil unrest, cyberattacks, labor market instability or global shortages of components or materials may cause temporary or long-term disruptions in our supply chain and distribution systems and/or delays in the delivery of inventory. If we are not able to obtain timely deliveries of components and subassemblies of acceptable quality or if we are otherwise required to seek alternative sources of supply or to substitute alternative technology, or to manufacture our finished products or components and subassemblies internally, our ability to satisfactorily and timely complete our customer obligations could be negatively impacted which could result in reduced sales, termination of contracts and damage to our reputation and relationships with our customers. This failure could also result in a customer terminating our contract for default. A default termination could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our suppliers may affect our ability to meet our customers’ needs and may have an adverse effect upon our profitability.
We depend upon third parties to manufacture equipment components and to provide services for our network.
We rely on third-party suppliers for equipment components that we use to provide our planned services. The supply of third-party components could be interrupted or halted by a termination of our relationships, a failure to make timely contracted payments to such suppliers, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business prospects, financial condition and results of operations could be adversely affected.
We Depend on a Limited Number of Key Employees and Consultants Who Would Be Difficult to Replace, Many of Whom have not Received Full Salaries in Recent Periods.
We depend on a limited number of key technical, marketing and management personnel to manage and operate our business. In particular, we believe our success depends to a significant degree on our ability to attract and retain highly skilled personnel, including our Executive Director of the Board (Jeff Hsu), our Chief Executive Officer (Louis Giordimaina), our Chief Operating Officer (Georges Caldironi) and our Chief Technology Officer (Jeffrey Wun), and those highly skilled design, process and test engineers involved in the development of existing products and the development of new products and processes as well as consultants who help to support our business on financial and commercial as well technical matters. The competition for these types of personnel is intense, and the loss of key employees and consultants could materially harm our business and impair the value of our common stock. Our ability to retain key employees and consultants may be limited by the financial constraints we have experienced resulting in our inability to pay full salaries in recent periods. These financial constraints may also limit our ability to attract and recruit new employees either to replace lost employees or to expand our team. Furthermore, to the extent we cannot pay back accrued unpaid salaries in a timely manner, that may further limit our ability to retain key employees. To the extent that the demand for qualified personnel exceeds supply, we could experience higher labor, recruiting or training costs to attract and retain such employees, or experience difficulties in performing under our contracts if our needs for such employees were unmet.
Because We Conduct Business Internationally, We Face Additional Risks, including Risks Related to Global Political and Economic Conditions, Changes in Regulation and Currency Fluctuations.
100% of our total revenues in fiscal year 2023 were derived from Ejectt Inc., the exclusive sales agent in Taiwan of Aerkomm Taiwan, and we expect that a significantly percentage of our business and sales will continue to be conducted in Taiwan and elsewhere internationally. Conducting business internationally involves additional risks, including unexpected changes in laws, policies and regulatory requirements (including regulations related to import-export control); increased cost of localizing systems in foreign countries; increased sales and marketing and R&D expenses; availability of suitable export financing; timing and availability of export licenses; imposition of taxes, tariffs, embargoes, sanctions and other trade barriers; political and economic instability, wars, insurrections and other conflicts, such as the ongoing conflict between Russia and Ukraine; issues related to the political relationship between the United States and other countries; fluctuations in currency exchange rates (including their effect on sales denominated in foreign currencies), foreign exchange controls and restrictions on cash repatriation; compliance with international laws and U.S. laws affecting the activities of U.S. companies abroad, including existing and future privacy and cyber-related laws; challenges in staffing and managing foreign operations; difficulties in managing distributors; requirements for additional liquidity to fund our international operations; ineffective legal protection of our intellectual property rights in certain countries; potentially adverse tax consequences; potential difficulty in making adequate payment arrangements; and potential difficulty in collecting accounts receivable. In addition, some of our component purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws and we may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. As a result of these and other risks, we may be unsuccessful in implementing our business plan for our business internationally, or we may not be able to achieve the revenues that we expect. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock. Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of many countries and have material tax-related contingent liabilities that are difficult to predict or quantify. We are also subject to tax audits, including with respect to transfer pricing, in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. There can be no assurance that our current tax provisions will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, financial condition and results of operations.
Our Investment in Ejectt Inc. (formerly Yuanjiu Inc.) could result in losses to us.
On December 3, 2020, we made a prepayment to three individuals to purchase from them an aggregate of 6,000,000 shares of Ejectt Inc. for approximately $5 million, for business purposes in Taiwan relating to the AirCinema Cube. Ejectt Inc. was at the time a listed company on the Taiwan Stock Exchange and a local business partner of ours. 5,000,000 of the purchased 6,000,000 shares are currently pledged as collateral for debt obligations of the Company. If we determine that we need to sell these shares to raise funds for other business purposes, there may not be an immediate buyer and we may have to sell the shares at a loss. This could have a negative effect on our income statement and our ability to raise funds when needed.
We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy. The loss of one or more of our key personnel could harm our business.
Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain and leverage the skills of qualified engineers and other highly skilled personnel needed to maintain and grow our business and technology. We may not be as successful as our competitors at recruiting, training, retaining and utilizing these highly skilled personnel. In particular, we may have more difficulty attracting or retaining highly skilled personnel during periods of poor operating performance or during periods when personnel are not fully paid. Any failure to recruit, train and retain highly skilled employees could negatively impact our business and results of operations.
We depend on the continued service and performance of our key personnel, including Louis Giordimaina, our Chief Executive Officer, Jeffrey Wun, our President and Chief Technology Officer, and Georges Caldironi, our Chief Operating Officer. Such individuals have acquired specialized knowledge and skills with respect to our operations. As a result, if any of these individuals were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees or key consultants. The loss of key personnel, including key members of our management team, as well as certain of our key marketing or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results and prevent fraud. As a result, current and potential stockholders could lose confidence in our financial statements, which would harm the trading price of our common stock.
Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K filed under the Exchange Act to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated filers or accelerated filers must include in their annual reports on Form 10-K an attestation report of their regular auditors attesting to and reporting on management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies, like us, are not required to include an attestation report of their auditors in annual reports. However, if and when we become subject to the auditor attestation requirements under SOX 404, we can provide no assurance that we will receive a positive attestation from our independent auditors.
During its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2023, we determined that, as of December 31, 2023, our internal control over financial reporting was not effective due to the following material weakness: We do not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States commensurate with our financial reporting requirements. To mitigate the current limited resources and limited employees, we rely heavily on the use of external legal and accounting professionals. In order to cure the foregoing material weakness, on July 10, 2024 we hired a new Director of Corporate Finance who has over 20 years of experience as a financial analyst and manager. We also intend to hire additional personnel with technical accounting expertise to further support our current accounting personnel. As necessary, we will also continue to engage consultants or outside accounting firms in order to ensure proper accounting for our consolidated financial statements. There can be no assurance that hiring the new Director of Corporate Finance or other measures we undertake will be sufficient to remedy the material weakness identified or that additional material weaknesses or other control or significant deficiencies will not be identified in the future.
Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed. If we continue to experience material weaknesses in our internal controls or fail to maintain or implement required new or improved controls, such circumstances could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, or adversely affect the results of periodic management evaluations and, if required, annual auditor attestation reports. Each of the foregoing results could cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.
In the course of preparing its financial statements for quarter ended June 30, 2024, our management and our audit committee concluded that it was appropriate to restate our previously issued audited financial statements as of and for the period ended December 31, 2023. The restatement was made to reflect a correction to the Company’s accounting for certain debt previously characterized as long-term debt, as short term debt instead, which required updating to the Company’s Liabilities on its Consolidated Balance Sheets.
Although these changes are non-cash items and do not change the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as filed financial statements for the year ended December 31, 2023 (the “Relevant Period”), and as a result, the restatement of the Relevant Periods is required. As part of such process, we identified a material weakness in our internal controls over financial reporting, as described in Note 2 to the Notes to Financial Statements entitled “Restatement of non-current liabilities to current liabilities.”
These restatements to our audited financial statements for the fiscal year ended December 31, 2023 were related to and included changes to the following items:

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a correction to the Company’s accounting for certain debt previously characterized as long-term debt but which has now been reclassified as short-term debt;

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due to the Company’s records indicating an intention to hold a certain investment for more than one year, the Company has reclassified that investment from short-term to long-term and, consequently, the valuation method for this investment has been adjusted from market value (used for short-term investments) to cost (used for long-term investments);

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a correction has been made to reclassify the account “other receivable-related party loans” to “short-term loan-others,” based on the WWC’s confirmation letter; and

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the early redemption by our bond holders of our Credit Enhanced Zero Coupon Convertible Bonds resulted in an early redemption loss and accrued default interest expenses which have now been correctly recorded in the Form 10-K Amendment.

Expenses or liabilities resulting from litigation could adversely affect our results of operations and financial condition.
From time to time, we may be subject to claims or litigation in the ordinary course of our business, including for example, claims related to employment matters and class action lawsuits. Our operations are characterized by the use of new technologies and services across multiple jurisdictions that implicate a number of statutory schemes and a range of rules and regulations that may be subject to broad or creative interpretation, which may subject to us to litigation, including class action lawsuits, the outcome of which may be difficult to assess or quantify due to the potential ambiguity inherent in these regulatory schemes and/or the nascence of our technologies and services. Plaintiffs in these types of litigation may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages. In addition, costly and time-consuming litigation could be necessary to enforce our existing contracts and, even if successful, could have an adverse effect on us. In addition, prolonged litigation against any airline partner, customer or supplier could have the effect of negatively impacting our reputation and goodwill with existing and potential airline partners, customers and suppliers.
Technological advances may harm our business.
Due to the widening use of state-of-the-art, personal electronic devices such as Apple’s iPad, ever-increasing numbers of passengers have their own mobile devices, which they might use to bring their own content such as movies, music or games with them on a flight. This could decrease demand for our in-flight offerings. Carriers now also have greater technical means at their disposal to offer passengers in-flight access to the Internet, including through our offerings and those of our competitors. At present, these offerings do not allow passengers to fully stream content on their mobile devices. If, however, in-flight Internet access in the future allows passengers to fully stream content on their mobile devices, this could decrease demand for our in-flight offerings. While both trends will give rise to risks as well as opportunities for us, it is impossible to foresee at present whether and, if so, to what extent these trends will have lasting effects. Note, too, that the in-flight entertainment connectivity systems currently in place are unable to support these developments. Given average useful lives of 15 to 20 years, the conventional systems will continue to dominate the in-flight entertainment industry for the foreseeable future. As a result, possible changes will happen slowly, giving all market players sufficient time to adapt.
We may have exposure to foreign currency risks in the future and our future hedging activities could create losses.
Currency risks essentially arise from the fact that sales to customers and purchasing are affected in one currency while fixed costs are incurred in other currencies. If necessary, we will engage in hedging transactions to counteract direct currency risks. However, we cannot always guarantee that all currency risks will have been hedged in full. Severe currency fluctuations could also cause the hedging transactions to fail if agreed thresholds (triggers) are not met or exceeded. We therefore cannot fully preclude negative foreign currency effects in the future — some of which might be substantial — due to unforeseen exchange rate fluctuations and/or inaccurate assessments of market developments.
We will source our content from studios, distributors and other content providers, and any reduction in the volume of content produced by such content providers could hurt our business by providing us with less quality content to choose from and resulting in potentially less attractive offerings for customers.
We will receive content from studios, distributors and other content providers, and in some circumstances, we will depend on the volume and quality of the content that these content providers produce. If studios, distributors or other content providers were to reduce the volume or quality of content they make available to us over any given time period, whether because of their own financial limitations or other factors influencing their businesses, we would have less quality content to choose from and our programmers would have more difficulty finding relevant and appropriate content to provide to our customers. This could negatively impact the passenger experience, which could in turn reduce the demand for our offerings, which would have a negative impact on our revenue and results of operations.
One of our CDN services is intended to be the pre-loaded OTT (over-the-top) service, which requires negotiating alliances with multiple OTT players. Several risk factors may impact subscriber and revenue growth and projections:
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Securing contracts with influential OTT players is crucial for attracting subscribers. Failure to establish contracts with them would hinder business growth.

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Maintaining the long-term strong bonds and relationships with OTT players poses a potential risk.

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The varying attractiveness of OTT players across countries complicates negotiations and weakens Aerkomm’s bargaining power, hindering the benefits of economies of scale.

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There is a risk of breakdown in agreements with signed OTT players, leading to potential requests for increased profit sharing or minimum guarantees as our subscriber base grows. Such risks would potentially damage our business margin gain.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.
Currently, we are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from future operations to allow us and them to make scheduled payments on our obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. We cannot assure you that the cash flow and future earnings of our operating subsidiaries will be adequate for our subsidiaries to service their debt obligations. If our subsidiaries do not generate sufficient cash flow from future operations to satisfy corporate obligations, we may have to: undertake alternative financing plans (such as refinancing), restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations. Furthermore, we and our subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends or making loans to us.
Risks Related to Our Indebtedness.
Our Level of Indebtedness May Adversely Affect Our Ability to Operate Our Business, Remain in Compliance with Debt Covenants, React to Changes in Our Business or the Industry in which We Operate, or Prevent Us from Making Payments on Our Indebtedness

We have a significant amount of indebtedness. As of December 31, 2023, the aggregate principal amount of our total outstanding indebtedness was approximately $33 million, which was comprised of approximately $10 million in principal amount of our Convertible Bond (as defined below) and approximately $23 million in principal amount of our Convertible Note (as defined below). As of December 31, 2023, we had undrawn availability of $7 million under our Convertible Note. Our high level of indebtedness could have important consequences. For example, it could:
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make it more difficult for us to satisfy our debt obligations;

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increase our vulnerability to general adverse economic and industry conditions;

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impair our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, product development, satellite construction, acquisitions or general corporate or other purposes, or to refinance existing debt on commercially reasonable terms (or at all);

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require us to dedicate a material portion of our cash flows to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, product development, satellite construction, acquisitions and other general corporate purposes;

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expose us to variable interest rate risk with respect to borrowings under our Term Loan Facility and Revolving Credit Facility;

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limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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place us at a disadvantage compared to our competitors that have less indebtedness; and

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limit our ability to adjust to changing market conditions.

Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations. We may also incur significant additional indebtedness in the future, which may include financing relating to future satellites, potential acquisitions, joint ventures and strategic alliances, working capital, capital expenditures or general corporate purposes.
We May Not Be Able to Generate Sufficient Cash to Service All of Our Indebtedness and Fund Our Working Capital and Capital Expenditures or Refinance Our Indebtedness, and May Be Forced to Take Other Actions to Satisfy Our Obligations under Our Indebtedness, which May Not Be Successful
Our ability to make scheduled payments on or to refinance our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which is subject to economic, financial, business, competitive, legislative, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Moreover, there can be no assurance that we will be able to refinance our debt obligations on commercially reasonable terms, or at all. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our Convertible Bond and the holders of the Convertible Note and our Bonds (as defined below) could declare all outstanding principal and interest to be due and payable, and could foreclose against the assets securing the borrowings under our Bonds and Notes, and we could be forced into bankruptcy or liquidation, which could result in you losing your investment in our company.

Risks Relating to our Industries.
The satellites that we currently rely on or may rely on in the future have minimum design lives but could fail or suffer reduced capacity before then.
The usefulness of the satellites upon which we currently rely and may rely on in the future is limited by each satellite’s minimum design life. For example, the satellites through which we provide will our services have minimum design lives ranging from 10 to 15 years. Our ability to offer in-flight connectivity and alleviate capacity constraints throughout our network will depend on the continued operation of the satellites or any replacement satellites, each of which will have a limited useful life. We can provide no assurance, however, as to the actual operational lives of those or future satellites, which may be shorter than their design lives, nor can we provide assurance that replacement satellites will be developed, authorized or successfully deployed.
In the event of a failure or loss of any of these satellites, our satellite service providers may relocate another satellite and use it as a replacement for the failed or lost satellite, which could have an adverse effect on our business, financial condition and results of operations. Such a relocation may require regulatory approval, including through, among other things, a showing that the replacement satellite would not cause additional interference compared to the failed or lost satellite. We cannot be certain that our satellite service provider could obtain such regulatory approval. In addition, we cannot guarantee that another satellite will be available for use as a replacement for a failed or lost satellite, or that such relocation can be accomplished without disrupting or otherwise adversely impacting our business.
Satellites that are not yet in service are subject to construction and launch related risks.
Satellite construction and launch are subject to significant risks, including delays, launch failure and incorrect orbital placement. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites and to obtain other launch opportunities. Construction and launch delays could materially and adversely affect our ability to generate revenues.
Satellite Failures or Degradations in Satellite Performance for our Partners Could Affect Our Business, Financial Condition and Results of Operations
While we do not own and operate our own satellites, because we are a value-added reseller of bandwidth on our partners’ satellites, it is critical to note the general risks related to satellites, which are faced by our partners. Satellites utilize highly complex technology, operate in the harsh environment of space and are subject to significant operational risks while in orbit. These risks include malfunctions (commonly referred to as anomalies), such as malfunctions in the deployment of subsystems and/or components, interference from electrostatic storms, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies can occur as a result of various factors, including satellite manufacturer error, problems with the power or control sub-system of a satellite or general failures caused by the harsh space environment. Our partners’ satellites have experienced various anomalies in the past and we will likely experience anomalies in the future. Any single anomaly or other operational failure or degradation on the satellites we use could have a material adverse effect on our business, financial condition and results of operations. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expense due to the need to provide replacement or backup capacity, which may not be available on reasonable economic terms, a reasonable schedule or at all. In addition, anomalies may cause a reduction of the revenues generated by the applicable satellite or the recognition of an impairment loss, and could lead to claims from third parties for damages. Finally, anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums or terms, if at all. While some anomalies are covered by insurance policies, others may not be covered or may be subject to large deductibles. Although our partners’ satellites typically have redundant or backup systems and components that operate in the event of an anomaly, operational failure or degradation of primary critical components, these redundant or backup systems and components are subject to risk of failure similar to those experienced by the primary systems and components. The occurrence of a failure of any of these redundant or backup systems and components could materially impair the useful life, capacity, coverage or operational capabilities of the satellite.

Our Partners’ Satellites Have a Finite Useful Life, and Their Actual Operational Life May Be Shorter than Their Design Life
Our ability to earn revenues from integrating and reselling our partners’ satellite services depends on the continued operation of the satellites they own and operate or use. Each satellite has a limited useful life, referred to as its design life. There can be no assurance as to the actual operational life of a satellite, which may be shorter than its design life. A number of factors affect the useful lives of the satellites, including the quality of design and construction, durability of component parts and back-up units, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, consumption of on-board fuel, degradation and durability of solar panels, the actual space environment experienced and the occurrence of anomalies or other in-orbit risks affecting the satellite. In addition, continued improvements in satellite technology may make satellites obsolete prior to the end of their operational life.
Our Partners’ New or Proposed Satellites Are Subject to Significant Risks Related to Construction and Launch that Could Limit Our Ability to Utilize these Satellites
Satellite construction and launch are subject to significant risks, including construction delays, manufacturer error, cost overruns, regulatory conditions or delays, unavailability of launch opportunities, launch failure, damage or destruction during launch and improper orbital placement, any of which could result in significant additional cost or materially impair the useful life, capacity, coverage or operational capabilities of the satellite. The technologies in our partners’ satellite designs are also very complex, and there can be no assurance that the technologies will work as our partners expect or that our partners will realize any or all of their anticipated benefits. The identification of construction-related issues in our partners satellites is not uncommon. For example, our partner Viasat’s ViaSat-2 satellite experienced an antenna deployment issue which reduced its output capabilities. Our satellite partners have also experienced delays in satellite construction and launch, such as the delay experienced, also by Viasat, in launching their ViaSat-2 satellite caused by civil unrest in French Guiana (the location of the satellite launch), construction delays in ViaSat’s ViaSat-3 satellites caused by the COVID-19 pandemic and delays in the launch of the ViaSat-3 Americas satellite due to high priority launch missions and adverse weather conditions at the launch site. If satellite construction schedules are not met or other events prevent satellite launch on schedule, a launch opportunity may not be available at the time the satellite is ready to be launched. In addition, delays in construction or launch could impact our partners’ ability to meet milestone conditions in their satellite authorizations and/or to maintain the rights they may enjoy under various ITU or FCC filings, which in turn could impact our own business, to the extent that we are reliant on certain satellites being in operation to deliver and resell services to our customers. A launch failure may result in significant delays because of the need both to construct a replacement satellite and to obtain other launch opportunities. The overall historical loss rate in the satellite industry for all launches of commercial satellites in fixed orbits in the last five years is estimated by some industry participants to be close to 0% but could at any time be higher. Launch vehicles may also underperform, in which case the satellite may still be able to be placed into service by using its onboard propulsion systems to reach the desired orbital location, but this would cause a reduction in its useful life. Moreover, even if launch is successful, there can be no assurance that the satellite will successfully reach its geostationary orbital slot and pass in-orbit testing prior to transfer of control of the satellite to its operator. The failure to implement a satellite deployment plan on schedule could have a material adverse effect on our partners’ — and by extension our own — business, financial condition and results of operations.
Our Partners’ Potential Satellite Losses May Not Be Fully Covered By Insurance, or at All
Our partners may not be able to obtain or renew pre-launch, launch or in-orbit insurance for their satellites on reasonable economic terms or at all. A failure by our partners to obtain or renew their satellite insurance may also result in a default under their debt instruments. In addition, the occurrence of anomalies on other satellites, or failures of a satellite using similar components or failures of a similar launch vehicle to any launch vehicle our partners intend to use, may materially adversely affect our partners’ ability to insure their satellites at commercially reasonable premiums or terms, if at all. The policies covering our partners insured satellites will not cover the full cost of constructing and launching or replacing a satellite nor fully cover our losses in the event of a satellite failure or significant degradation. Moreover, such policies do not cover lost profits, business interruptions, fixed operating expenses, loss of business or similar losses, including contractual payments that our partners may be required to make under their agreements with their customers, including ourselves, for interruptions or degradations in service. Our partners’ insurance typically contains customary exclusions, material change and other conditions that could limit recovery under those policies, and may contain exclusions for past satellite anomalies. Further, any insurance proceeds may not be received on a timely basis in order to launch a replacement satellite or take other remedial measures. In addition, the policies are subject to limitations involving uninsured losses, large satellite performance deductibles and policy limits. To the extent that these risks weaken our satellite partners and negatively impact their business and financial position, our own business and financial position may similarly be impacted by extension.
Our future airline industry business may be affected by factors beyond the airlines’ control. The airline industry is highly competitive and sensitive to changing economic conditions.
Our planned commercial aviation connectivity business is directly affected by the number of passengers flying on commercial aircraft, the financial condition of the airlines and other economic factors. If consumer demand for air travel declines, including due to increased use of technology such as videoconferencing for business travelers, or the number of aircraft and flights shrinks due to, among other reasons, another pandemic, reductions in capacity by airlines, the number of passengers available to use our service will be reduced, which would have a material adverse effect on our business and results of operations. Unfavorable general economic conditions and other events that are beyond the airlines’ control, including higher unemployment rates, higher interest rates, reduced stock prices, reduced consumer and business spending, terrorist attacks or threats and pandemics could have a material adverse effect on the airline industry. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and lead to a reduction in airline flights offered and the number of passengers flying. Further, unfavorable economic conditions could also limit airlines’ ability to counteract increased fuel, labor or other costs though raised prices. Our airline partners operate in a highly competitive business market and, as a result, continue to face pressure on offerings and pricing. These unfavorable conditions and the competitiveness of the air travel industry could cause one or more of our airline partners to reduce expenditures on passenger services including deployment of our service or file for bankruptcy. Any of these events would have a material adverse effect on our business prospects, financial condition and results of operations.
Limited satellite availability may delay or curtail our ability to develop our satellite backhaul business.
If the number of satellite launches is delayed or falls short of the current planned quantity, it will directly impact the adoption rate of satellite communication for mobile backhaul, which, in turn, will directly affect our planned backhaul business. The availability of an adequate number of satellites is crucial for establishing a robust satellite communication infrastructure to support mobile backhaul services. However, if the planned number of satellite launches is not met, it can limit the capacity and coverage capabilities of the satellite communication system. Insufficient satellite coverage may result in reduced availability of mobile backhaul services via satellite, impacting our ability to offer comprehensive solutions to customers.
Furthermore, a lower adoption rate of satellite communication for mobile backhaul due to limited satellite availability may also affect our competitiveness in the market. Customers may turn to competitors offering alternative solutions or may delay their adoption of mobile backhaul services altogether.
Our planned CDN business will be subject to certain industry-specific risks that may affect our operations and financial performance.
These risks include:
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Technology Changes:   The content delivery industry evolves rapidly, and we need to keep up with technological advancements to remain competitive. Failure to stay current could result in losing market share to more advanced solutions.

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Market Competition:   The content delivery market is highly competitive, with numerous providers offering similar services. We must differentiate ourselves, handle price pressures, and scale effectively to maintain a competitive edge.

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Network Performance:   Our success depends on delivering high-performance content delivery services. Network limitations, such as bandwidth constraints or insufficient server capacity, could lead to slower delivery and service disruptions.

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Security and Data Privacy:   Protecting customer data and content is crucial. Security breaches or data leaks could damage our reputation and result in legal consequences. Compliance with data protection regulations and robust security measures are necessary.

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Dependency on ISPs:   We rely on the cooperation of Internet Service Providers (ISPs) for efficient content delivery. Conflicts or disruptions with ISPs may impact service quality and availability.

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Intellectual Property Infringement:   Unauthorized distribution of copyrighted content could lead to legal claims and reputational damage. Implementing content monitoring mechanisms and complying with intellectual property laws are important.

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Regulatory Environment:   Regulatory changes related to net neutrality, data protection, and copyright regulations may affect our operations and revenue streams. Adapting to evolving regulations is necessary for compliance.

Monitoring these risks and implementing proactive measures is essential. Adapting to market dynamics, investing in technology, and prioritizing customer satisfaction will help us maintain a strong position in the competitive content delivery landscape.
Air traffic congestion at airports, air traffic control inefficiencies, weather conditions, such as hurricanes or blizzards, increased security measures, new travel-related taxes, the outbreak of disease or any other similar event could harm the airline industry.
Airlines are subject to cancellations or delays caused by factors beyond their control. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, breaches in security or other factors could reduce the number of passengers on commercial flights and thereby reduce demand for the services provided by us and our products and services and harm our businesses, results of operations and financial condition.
Our Defense Business Requires Compliance with Myriad Regulations and Introduces Requirements on our Operations
For certain potential classified programs which we aim to support in the future, we may need special security clearances to work on and advance certain of our potential programs and potential contracts with U.S. and foreign governments.
Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations, as well as customer security requirements, that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.
In addition, we are subject to industry-specific regulations due to the nature of the products and services we provide. For example, certain aspects of our business are subject to further regulation by additional U.S. government authorities, or their foreign government counterparts abroad, including (i) the Federal Aviation Administration, which regulates airspace for all air vehicles in the U.S. National Airspace System, (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless communications upon which our potential customers manned and unmanned platforms depend in the United States and (iii) the Directorate of Defense Trade Controls (DDTC) at the U.S. Department of State that administers the International Traffic in Arms Regulations, which regulate manufacturing, exporting or temporarily importing defense articles, or furnishing defense services.
In addition, the export, reexport and transfer of certain of our potential products and technology may require the issuance of a license by the Bureau of Industry and Security (BIS) at the U.S. Department of Commerce under the Export Control Reform Act, and its implementing regulations, the Export Administration Regulations (EAR). Some of our potential products may require the issuance of a license by DDTC, which licenses can be more difficult to obtain than BIS licenses. As our research and development and customer base continue to evolve, the requirements on our business and on our employees to comply with these regulations may increase.
Our Technologies may Be Subject to Export Control Regulations, which May Limit or Restrict the Universe of Potential Investors and Acquirers of our Common Stock, which May Impact the Performance of our Share Price.
The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. For instance, export control laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire certain rights with respect to companies that undertake activities that present potential national security concerns, including those related to controlled technology and/or U.S. government contracts. There may need to be a review of foreign investment by the Committee on Foreign Investment in the United States (CFIUS) under the Defense Production Act and the Foreign Investment Risk Review Modernization Act, which could result in mitigation measures imposed on the company or prohibitions against certain investments in the company by foreign parties. Finally, the government may require a prospective foreign owner to agree to certain limitations on its ownership, control and/or influence over the company, including by establishing intermediaries to manage and control that part of the company that does classified work. These limitations may make such an acquisition less appealing to such potential acquirers.
Risks Relating to our Technology
Our Success Depends on the Investment in and Development of New Broadband Technologies and Advanced Communications and Secure Networking Systems, Products and Services, as well as their Market Acceptance
Broadband, advanced communications and secure networking markets are subject to rapid technological change, frequent new and enhanced product and service introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in these markets depends on our success in applying our expertise and technology to existing and emerging broadband, advanced communications and secure networking markets, as well as our ability to successfully develop, introduce and sell new products and services on a timely and cost-effective basis that respond to ever-changing customer requirements, which depends on numerous factors, including our ability to: continue to develop market-leading satellite technologies (including high-capacity universal terminals and associated ground networks); continue to increase universal terminal performance, bandwidth cost-efficiencies and service quality; develop and introduce competitive products, services and technologies with innovative features that differentiate our offerings from those of our competitors; successfully integrate our complex technologies and system architectures with those of our partners; and implement design, manufacturing and assembly innovations and cost reduction efforts. We cannot assure you that our new technology, product or service offerings will be successful or that any of our offerings will achieve market acceptance. Many of these risks are amplified in new and emerging markets where we do not currently operate or have limited operations, but which present opportunities for international expansion, alongside our satellite partners. The time from conception through product launch for a new universal terminal design may be two years or longer, thereby delaying our ability to realize the benefits of our investments in new universal terminal designs and technologies. We may experience difficulties that could delay or prevent us from successfully selecting, developing, manufacturing or marketing new technologies, products or services, which could increase costs and divert our attention and resources from other projects. We cannot be sure that our efforts and expenditures will ultimately lead to the timely development of new offerings and technologies. In addition, defects may be found in our products after we begin deliveries that could degrade service quality, or result in the delay or loss of market acceptance. If we are unable to design, manufacture, integrate and market profitable new products and services for existing or emerging markets, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock. In addition, we believe that significant investments by our partners into next-generation broadband satellites and associated infrastructure will continue to be required as demand for broadband services and satellite systems with higher capacity and higher speed continues to grow. The development of these capital-intensive next-generation systems may require our partners to undertake debt financing and/or the issuance of additional equity, which could expose our partners to increased risks, which could be passed along to our customers as price increases, which could impair our margins and therefore could impair the value of our common stock. In addition, if we are unable to effectively or profitably design, manufacture, integrate and market such next-generation technologies, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.
Because Our Products Are Complex and Are Deployed in Complex Environments, Our Products May Have Defects that We Discover Only After Full Deployment, which Could Seriously Harm Our Business
We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains defects or programming flaws that can unexpectedly interfere with expected operations. In addition, our products are complex and are designed to be deployed across complex networks, which one day may include over a million users. Because of the nature of these products, there is no assurance that our pre-shipment testing programs will be adequate to detect all defects. As a result, our customers may discover errors or defects in our hardware or software, or our products may not operate as expected after they have been fully deployed. If we are unable to cure a product defect, we could experience damage to our reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, cancellation of orders, loss of revenues, reduction in backlog and market share, increased service and warranty costs, diversion of development resources, legal actions by our customers, product returns or recalls, issuance of credit to customers and increased insurance costs. Further, due to the high-volume nature of the fixed broadband business, defects of products used in this business in the future could significantly increase these risks. Defects, integration issues or other performance problems in our products could also result in financial or other damages to our customers. Our customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.
We could be adversely affected if we suffer service interruptions or delays, technology failures or damage to our equipment.
Our reputation and ability to attract, retain and serve our future customers will depend upon the reliable performance of our satellite transponder capacity, network infrastructure and connectivity system. We may experience service interruptions, service delays or technology or systems failures in the future, which may be due to factors beyond our control. If we experience frequent system or network failures, our reputation could be harmed, and our future airline customers may have the right to terminate their contracts with us or pursue other remedies.
Our operations and services will depend upon the extent to which our equipment and the equipment of our third-party network providers is protected against damage from fire, flood, earthquakes, power loss, solar flares, telecommunication failures, computer viruses, break-ins, acts of war or terrorism and similar events. Damage to our networks could cause interruptions in the services that we will provide, which could have a material adverse effect on service revenue, our reputation and our ability to attract or retain customers.
We rely on service providers for certain critical components of and services relating to our satellite connectivity network.
We design our proprietary phased array antenna and ICs and currently source from third parties key portions of the manufacturing process of our hardware, including the IC foundry, glass-based antenna fabrication, mobile backhaul system assembly and key aspects of our connectivity services, including all of our satellite transponder services from SES. If we experience a disruption in the delivery of products and services from either of these providers, it may be difficult for us to continue providing our own products and services to our customers. We have experienced component delivery issues in the past and there can be no assurance that we will avoid similar issues in the future.
We will rely on third-party service providers for critical components and services essential to our planned CDN business. Currently, we depend on these providers for key hardware components and connectivity services. Any disruption in their product delivery or service provision could impact our ability to deliver our own products and services to customers. Past experiences with component delivery issues highlight the potential for similar challenges in the future. Moreover, if we were to lose exclusive access to a hardware provider, our competitive advantage in satellite-based connectivity could be compromised, posing a material risk to our business and operations.
Cybersecurity breaches could disrupt our operations, expose us to liability, damage our reputation, and require us to incur significant costs or otherwise adversely affect our financial results.
We are highly dependent on information technology networks and systems, including the Internet and third-party systems, to securely process, transmit and store electronic information, including personal information of our customers. We also retain sensitive data, including intellectual property, proprietary business information, personally identifiable information, credit card information, and usage data of our employees and customers on our computer networks and those of third parties. Although we take certain protective measures and endeavor to modify them as we believe circumstances warrant, invasive technologies and techniques continue to evolve rapidly, and increasingly sophisticated hacking organizations are targeting business systems. As a result, the computer systems, software and networks that we use are vulnerable to disruption, shutdown, unauthorized access, misuse, erasure, alteration, employee error, phishing, computer viruses, ransomware or other malicious code, and other events that could have a material security impact. The protective measures on which we rely may be inadequate to prevent or detect all material cybersecurity breaches or determine the extent of any material breach, and there can be no assurance that material undetected breaches have not already occurred. If any material cybersecurity event were to occur, it could disrupt our operations, distract our management, cause us to lose existing customers and fail to attract new customers, as well as subject us to regulatory actions, litigation, fines, damage to our reputation or competitive position, or orders or decrees requiring us to modify our business practices, any of which could have a material adverse effect on our financial position, results of operations or cash flows.
Risks Relating to Intellectual Property
We may not be able to protect our intellectual property rights.
We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection and confidentiality agreements with our employees, vendors, airline customers, customers and others to protect our proprietary rights. Many of the trademarks that we use contain words or terms having a somewhat common usage and, as a result, we may have difficulty registering them in certain jurisdictions. We have not yet obtained registrations for our most important marks in all markets in which we may do business in the future, including countries in Asia, Africa, the Middle East and the US. If other companies have registered or have been using in commerce similar trademarks for services similar to ours in foreign jurisdictions, we may have difficulty in registering, or enforcing an exclusive right to use, our marks in those foreign jurisdictions.
There can be no assurance that our efforts to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property in the future will not be challenged, invalidated, misappropriated or infringed by others. Additionally, the intellectual property laws and enforcement practices of other countries in which our service is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our brand image may be harmed, and our business and results of operations may suffer.
Disclosure of trade secrets could cause harm to our business.
We attempt to protect our trade secrets by entering into confidentiality and intellectual property assignment agreements with third parties, our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.
Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.
In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries, including the wireless communications industry. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Certain of our suppliers do not provide indemnity to us for the use of the products and services that these providers supply to us. At the same time, we generally offer third-party intellectual property infringement indemnity to our customers which, in some cases, does not cap our indemnity obligations and thus could render us liable for both defense costs and judgments. Any of these events could result in increases in operating expenses, limit our service offerings or result in a loss of business if we are unable to meet our indemnification obligations and our airline customers terminate or fail to renew their contracts.
Our Ability to Protect Our Proprietary Technology Is Limited
Our success will depend, in part, on our ability to protect our proprietary rights to the technologies we use in our products and services. In the future, we will rely on a combination of patents, copyrights, trademarks and trade secret laws and contractual rights to protect our proprietary rights. We also enter into confidentiality agreements with our employees, consultants and corporate partners, and control access to and distribution of our proprietary information. Despite our efforts, unauthorized parties may attempt to copy or obtain and use our proprietary information. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we developed to enhance their own products and services, which could materially harm our business and impair the value of our common stock. Monitoring and preventing unauthorized use of our technology is difficult. Misappropriation by competitors may not be readily detectable. From time to time, we may undertake actions to prevent unauthorized use of our technology, including sending cease and desist letters. In addition, we may be required to commence litigation to protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. If we are unsuccessful in any such litigation in the future, our rights to enforce such intellectual property may be impaired or we could lose our rights to such intellectual property. We do not know whether the steps we have taken will prevent unauthorized use of our technology, including in foreign countries where the laws may not protect our proprietary rights as extensively as in the United States. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time and effort required to create the innovative products.
Our Involvement in Litigation Relating to Intellectual Property Claims May Have a Material Adverse Effect on Our Business
In the future, we may be party to intellectual property infringement, invalidity, right to use or ownership claims by third parties, or claims for indemnification from customers and business partners resulting from infringement claims. Regardless of the merit of these claims, intellectual property litigation can be time consuming and costly and may result in the diversion of the attention of technical and management personnel. An adverse result in any litigation could have a material adverse effect on our business, financial condition and results of operations. Asserted claims or initiated litigation can include claims against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products, or components of those products. If our products are found to infringe or violate the intellectual property rights of third parties, we may be forced to (1) seek licenses or royalty arrangements from such third parties, (2) stop selling, incorporating or using products that included the challenged intellectual property, or (3) incur substantial costs to redesign those products that use the technology. We cannot assure you that we would be able to obtain any such licenses or royalty arrangements on reasonable terms or at all or to develop redesigned products or, if these redesigned products were developed, they would perform as required or be accepted in the applicable markets.
Our use of open-source software could limit our ability to commercialize our technology.
Open-source software is widely and freely available to the public in human-readable source code form, usually with liberal rights to modify and improve such software. Some open-source licenses require as a condition of use that proprietary software that is combined with licensed open-source software and distributed must be released to the public in source code form and under the terms of the open-source license. Accordingly, depending on the manner in which such licenses were interpreted and applied to software code that combines proprietary ad open source software and source code, we could face restrictions on our ability to commercialize certain of our products and we could be required to (i) release the source code of certain of our proprietary software to the public, including competitors; (ii) seek licenses from third parties for replacement software; and/or (iii) re-engineer our software in order to continue offering our products. Such consequences could materially adversely affect our business.
The laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States, which could increase the likelihood of misappropriation.
Any misappropriation of our technology could seriously harm our competitive position, which could lead to a substantial reduction in net sales. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, disruptive and expensive. The proceedings could distract the attention of management, and we may not prevail. Claims by others that we infringe their intellectual property rights could harm our business and financial condition. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot be certain that our products and services do not and will not infringe issued patents, patents that may be issued in the future, or other intellectual property rights of others.
The intellectual property and invention assignment agreements in place with our employees and consultants may be insufficient or unenforceable.
Our employees and consultants are engaged in the business of developing intellectual property and inventing the technologies, products and services that we endeavor to sell to our potential customers. To the extent that, in the past, certain employees, including former employees, were not bound by best-in-class intellectual property and invention assignment agreements, our ability to protect our intellectual property may be hampered. Furthermore, given the global nature of our business and our workforce, coupled with the diversity of practice across jurisdictions as it relates to the enforcement of such agreements, our ability to protect our intellectual property may similarly be hampered, which could have a material adverse effect on our business, financial condition and results of operations. As a result of employees leaving the business, un-registered intellectual property built by the company could be replicated by third parties, which could also have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Ownership of AKOM Pubco Securities
The ability of Public Shareholders to exercise Redemption Rights with respect to a large number of Public Shares may adversely affect the liquidity and trading of AKOM Pubco securities following Closing.
At the time of entering into the Merger Agreement, IXAQ did not know how many Public Shareholders may exercise their Redemption Rights and therefore, it needed to structure the transaction based on its expectations as to the number of shares that will be submitted for redemption. The Merger Agreement does not include a minimum cash condition. The Merger Agreement does include a condition to Closing that IXAQ must have, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act, however such condition may be waived by IXAQ and

AERKOMM. Accordingly, if the condition to closing is waived, and if redemptions in connection with the Business Combination cause IXAQ’ net tangible assets to be less than $5,000,001 and AKOM Pubco does not meet another exemption from the “penny stock” rule (such as the AKOM Pubco Common Stock being listed on Nasdaq, or the price of the AKOM Pubco Common Stock exceeding $5.00), then the AKOM Pubco Common Stock may be a “penny stock” upon Closing. A determination that the AKOM Pubco Common Stock is a “penny stock” would require brokers trading in shares of AKOM Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for AKOM Pubco’s securities.
Further, in the event that the number of Public Shares being redeemed is greater than the number of Public Shares assumed to be redeemed in the Maximum Redemptions Scenario and the Business Combination is approved and consummated with the $5,000,001 of net tangible assets condition to Closing waived by AERKOMM, the ownership percentage retained by the Public Shareholders in AKOM Pubco and the amount of cash available for use by AKOM Pubco will be even less than [•]% and $[•] million, respectively, under Maximum Redemptions Scenario presented in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”.
In addition, the exercise of Redemption Rights with respect to a large number of Public Shares may result in insufficient cash available to fund AERKOMM’s business and may make IXAQ and AERKOMM unable to take such actions as may be desirable in order to optimize the capital structure of AKOM Pubco upon consummation of the Business Combination.
Our common stock price may be volatile.
If a public trading market does develop for the AKOM Pubco Common Stock, its market price is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:
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the concentration of the ownership of our shares by a limited number of affiliated stockholders may limit interest in our securities;

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limited “public float” with a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the AKOM Pubco Common Stock;

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additions or departures of key personnel;

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loss of a strategic relationship;

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variations in operating results from the expectations of securities analysts or investors;

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announcements of new products or services by us or our competitors;

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reductions in the market share of our products;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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investor perception of our industry or prospects;

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insider selling or buying;

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investors entering into short sale contracts;

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regulatory developments affecting our industry;

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changes in our industry;

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competitive pricing pressures;

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our ability to obtain working capital financing;

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sales of the AKOM Pubco Common Stock;

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our ability to execute our business plan;

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operating results that fall below expectations;

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revisions in securities analysts’ estimates or reductions in security analysts’ coverage; and

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economic and other external factors.

Many of these factors are beyond our control and may decrease the market price of the AKOM Pubco Common Stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for the AKOM Pubco Common Stock will be at any time, including as to whether the AKOM Pubco Common Stock will sustain current market prices, or as to what effect that the sale of shares or the availability of the AKOM Pubco Common Stock for sale at any time will have on the prevailing market price.
In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the AKOM Pubco Common Stock.
The requirements of being a public company may strain the Company’s resources and distract management and we will incur substantial costs as a result of being a public company.
Following the consummation of the Business Combination, the Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Securities Act. These rules, regulations and requirements are extensive. We will incur significant costs associated with public company corporate governance and reporting requirements. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more corporate employees to comply with these requirements or engage outside consultants, which would increase our costs and expenses. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. These applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the AKOM Pubco Board or as executive officers.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
As a result of disclosure of information in this proxy statement/prospectus and in the filings that we are required to make as a public company, our business, operating results and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If any such claims are successful, our business, operating results and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, operating results and financial condition.

Sales of a substantial amount of AKOM Pubco Common Stock in the public market, particularly sales by our executive officers, directors and significant stockholders, or the perception that these sales could occur, could cause the market price of AKOM Pubco Common Stock to decline.
Sales of a substantial number of shares of AKOM Pubco Common Stock in the public market, particularly sales by our executive officers, directors and principal stockholders, or the perception that these sales might occur, could cause the market price of AKOM Pubco Common Stock to decline. Some of our executive officers, directors and the holders of a substantial number of shares of AKOM Pubco Common Stock following the Business Combination are subject to lock-up provisions in that, for a period of at least six months from the date of closing of the Business Combination, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of AKOM Pubco Common Stock and of any securities convertible into or exercisable for AKOM Pubco Common Stock, unless waived, amended, or repealed by the AKOM Pubco Board.
When the applicable lock-up periods expire, our security holders subject to lock-up provisions will be able to sell shares of AKOM Pubco Common Stock in the public market. In addition, the AKOM Pubco Board may, in its discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the Proposed Bylaws. Sales of a substantial number of such shares upon expiration of the lock-up provisions, the perception that such sales may occur or early release of these provisions could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
In addition, we may file a registration statement to register shares reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable vesting requirements and expiration of the lock-up provisions referred to above, the shares issued upon exercise of outstanding stock options would be available for immediate resale in the open market.
A decline in the price of AKOM Pubco Common Stock could affect our ability to raise working capital and adversely impact our ability to continue operations.
A prolonged decline in the price of AKOM Pubco Common Stock could result in a reduction in the liquidity of the common stock and a reduction in our ability to raise capital. A decline in the price of AKOM Pubco Common Stock could be especially detrimental to our liquidity, operations and strategic plans. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and services and continue current operations. If AKOM Pubco Common Stock’s price declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.
We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.
We have not paid any cash dividends on AKOM Pubco Common Stock and do not intend to pay cash dividends on AKOM Pubco Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements that we may enter into with institutional lenders may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of the AKOM Pubco Board and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the AKOM Pubco Board decides is relevant. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.
If our stock price fluctuates after the Business Combination, you could lose a significant part of your investment.
The market price of AKOM Pubco Common Stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this proxy statement/prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as the ongoing Russia-Ukraine war, recessions, inflation, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
The public stockholders will experience immediate dilution as a consequence of the issuance of AKOM Pubco Common Stock as consideration in the Business Combination and due to future issuances pursuant to the AKOM Pubco Equity Incentive Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of AKOM Pubco.
It is anticipated that, following the Business Combination, an aggregate of 20,483,093 shares of AKOM Pubco Common Stock will be outstanding, assuming maximum redemptions and based on AERKOMM’s balance of capital stock as of June 30, 2024, comprised of: (i) [•] shares of AKOM Pubco Common Stock issued to AERKOMM Securityholders in the Merger (including 17,391,304 Incentive Merger Consideration shares[, which shares will be issued and held in escrow as of the Closing Date], but excluding [the shares of AKOM Pubco Common Stock reserved for issuance upon the exercise of Converted Options and Pubco Warrants, which will not be outstanding immediately following the Closing), constituting approximately [•]% of the outstanding AKOM Pubco Common Stock; (ii) [•] shares of AKOM Pubco Common Stock issued to the Sponsor (which reflects [•] Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement [and all of the Share Contribution shares retained in respect of such Public Shares]), constituting approximately [•]% of the outstanding AKOM Pubco Common Stock; (iii) no shares of AKOM Pubco Common Stock held by IXAQ Public Shareholders (not including the [•] Public Shares purchased by the Sponsor pursuant to the Non-Redemption Agreement [and the [•] Public Shares held by the Non-Redeeming Shareholder]), and (v) [•] shares of AKOM Pubco Common Stock issuable to certain service providers, constituting approximately [•]% of the outstanding AKOM Pubco Common Stock. These percentages assume that no IXAQ Warrants will be exercised and there are no other issuances of equity securities of AKOM Pubco prior to or in connection with the Closing, including any equity awards that may be issued under the AKOM Pubco Equity Incentive Plan following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by IXAQ’s existing shareholders in the combined company will be different.
In addition, AERKOMM employees and consultants hold, and after the Business Combination, are expected to be granted, equity awards under equity incentive plans. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of AKOM Pubco Common Stock.
The issuance of additional common stock will significantly dilute the equity interests of existing holders of IXAQ securities and may adversely affect prevailing market prices for our Public Shares or Public Warrants.
AKOM Pubco Warrants will become exercisable for AKOM Pubco Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. Such dilution will increase if more Public Shares are redeemed.
Outstanding AKOM Pubco Warrants to purchase an aggregate of up to 18,650,000 shares of AKOM Pubco Common Stock, including 11,500,000 Public Warrants and 7,150,000 Private Placement Warrants, will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. However, there is no guarantee that the AKOM Pubco Warrants will ever be in the money prior to their expiration, and, as such, the warrants may expire worthless. See “— Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.”
To the extent the AKOM Pubco Warrants are exercised, additional shares of AKOM Pubco Common Stock will be issued, which will result in dilution to the holders of AKOM Pubco Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the AKOM Pubco Warrants will increase if a large number of IXAQ shareholders elect to redeem their shares in connection with the Business Combination. Holders of the Public Warrants do not have a right to redeem such warrants. Accordingly, the redemption of Public Shares without any accompanying redemption of Public Warrants will increase the dilutive effect of the exercise of Public Warrants. Assuming the maximum redemption of [•] Public Shares, and assuming each redeeming shareholder holds one-half of one warrant for each Public Share redeemed, representing the number of warrants initially included in the IXAQ Units, up to [•] Public Warrants would be retained by redeeming stockholders (assuming all such holders elected not to exercise their warrants, and assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of Public Warrants following the Closing) with an aggregate market value of approximately $[•], based on the market price of $[•] per Public Warrant as of [•], 2024, the Record Date. We cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination. Sales of substantial numbers of shares issued upon the exercise of AKOM Pubco Warrants in the public market or the potential that such warrants may be exercised could also adversely affect the market price of AKOM Pubco Common Stock.
There can be no assurance that the shares of AKOM Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that AKOM Pubco will be able to comply with the continued listing rules of Nasdaq.
IXAQ Units, Public Shares and Public Warrants are currently listed on Nasdaq. If IXAQ’s securities do not meet Nasdaq’s continued listing requirements, Nasdaq may delist IXAQ’s securities from trading on its exchange, which could limit investors’ ability to make transactions in IXAQ’s securities and subject us to additional trading restrictions.
We have applied for listing of the AKOM Pubco Common Stock and AKOM Pubco Warrants on Nasdaq. However, there can be no assurance that the shares of AKOM Pubco Common Stock or AKOM Pubco Warrants that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing. Even if AKOM Pubco’s securities are so listed at Closing, AKOM Pubco may be unable to maintain the listing of its securities in the future.
The continued eligibility for listing of AKOM Pubco’s securities may depend on, among other things, the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists the shares of AKOM Pubco Common Stock or Public Warrants from trading on its exchange for failure to meet its listing rules, AKOM Pubco and its stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that the AKOM Pubco Common Stock is a “penny stock” which will require brokers trading in shares of AKOM Pubco Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” The AKOM Pubco Common Stock and Public Warrants are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if AKOM Pubco’s securities were no longer listed on Nasdaq, such securities would not qualify as covered securities and AKOM Pubco would be subject to regulation in each state in which it offers its securities.
A shareholder-approved amendment to IXAQ’s Cayman Constitutional Documents removed the minimum net tangible assets requirement. The Merger Agreement contains a closing condition that IXAQ have at least $5,000,001 of net tangible assets or otherwise be exempt from the provisions of Rule 419 under the Securities Act, however such condition may be waived by the parties. Accordingly, IXAQ and AERKOMM may complete the Business Combination even if the AKOM Pubco Common Stock would be a “penny stock” upon the Closing.
On April 10, 2023, IXAQ held the First Extension Meeting. At the First Extension Meeting, among other things, IXAQ shareholders approved an amendment to the Cayman Constitutional Documents to remove the requirement that IXAQ have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination. The purpose of such limitation in the Cayman Constitutional Documents was to ensure that IXAQ did not become subject to the SEC’s “penny stock” rules because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). But because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, IXAQ recommended that shareholders remove the net tangible assets requirement from the Cayman Constitutional Documents, because IXAQ could rely on another exclusion which relates to IXAQ being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the Public Shares remain listed on Nasdaq, the Public Shares would not be deemed to be a “penny stock” under the Exchange Rule. Another exclusion from the “penny stock” rule that AKOM Pubco could potentially rely on after the Closing is the requirement that the AKOM Pubco Common Stock have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that the AKOM Pubco Common Stock will be listed on Nasdaq at the Closing or that the AKOM Pubco Common Stock would comply with the $5.00 Price Rule.
If AKOM Pubco has less than $5,000,001 of net tangible assets upon the Closing, such that it does not meet the NTA Rule, if the AKOM Pubco Common Stock is not listed on Nasdaq or another national securities exchange, such that it does not satisfy the Exchange Rule, if the trading price of the AKOM Pubco Common Stock is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusion from the “penny stock” rules apply, then we expect that the AKOM Pubco Common Stock would be a “penny stock” upon Closing. IXAQ and AERKOMM may nevertheless waive the “penny stock” condition to Closing under the Merger Agreement. If the parties consummate the Business Combination at a time when the shares of AKOM Pubco Common Stock are a “penny stock”, such event will require brokers trading in shares of AKOM Pubco Common Stock to adhere to more stringent rules. For example, brokers trading in shares of AKOM Pubco Common Stock would be required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the AKOM Pubco Common Stock is a “penny stock”, these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the AKOM Pubco Common Stock. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of AKOM Pubco Common Stock. If the shares of AKOM Pubco Common Stock are subject to the penny stock rules, the holders of such shares of AKOM Pubco Common Stock may find it more difficult to sell their shares.

The future exercise of registration rights may adversely affect the market price of the AKOM Pubco Common Stock.
Pursuant to the A&R Registration Rights Agreement, AKOM Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of AKOM Pubco Common Stock and other equity securities of AKOM Pubco that are held by the Registration Rights Holders from time to time. Pursuant to the A&R Registration Rights Agreement, the Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to AKOM Pubco Common Stock held by such parties following the consummation of the Merger. We estimate that an aggregate of [•] shares of AKOM Pubco Common Stock and [•] AKOM Pubco Warrants will be subject to registration rights immediately following Closing.
The registration of these securities will permit the public resale of such securities, subject to any applicable contractual lock-up obligation. The registration and availability of a significant number of securities for trading in the public market may have an adverse effect on the market price of the AKOM Pubco Common Stock post-Closing.
Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment.
The exercise price for the outstanding IXAQ Warrants is $11.50 per share. There can be no assurance that the Public Warrants will be in the money following the time they become exercisable and prior to their expiration and as such, the Public Warrants may expire worthless.
The IXAQ Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and IXAQ. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that increases the exercise price or shortens the exercise period of the Public Warrants.
Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of AKOM Pubco Common Stock purchasable upon exercise of a warrant.
We may redeem your unexpired AKOM Pubco Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your AKOM Pubco Warrants worthless.
We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the shares of AKOM Pubco Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We will not redeem the Public Warrants unless an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the 30-day redemption period, except if we elect to require the warrants to be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants, if you do not otherwise exercise you warrants, as permitted under the Warrant Agreement, before the redemption date. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or any of its permitted transferees. As of the date of this proxy statement/prospectus, IXAQ Class A Ordinary Shares have never traded above $18.00 per share, therefore neither current nor recent share prices meet or exceed the threshold that would allow AKOM Pubco to redeem Public Warrants.
In the event that AKOM Pubco determines to redeem the Public Warrants when the closing price of the shares of AKOM Pubco Common Stock equals or exceeds $18.00 per share pursuant to Section 6.1 of the Warrant Agreement, AKOM Pubco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by AKOM Pubco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Public Warrant holders will only be able to exercise their Public Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer shares of AKOM Pubco Common Stock from such exercise than if such warrants were exercised for cash.
The Public Warrants generally may not be exercised on a “cashless basis”, except as described below. In contrast, the Private Placement Warrants, for so long as they are held by the Sponsor and certain permitted transferees, may be exercised on a “cashless basis”. The reason that IXAQ agreed that the Private Placement Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it was not known at the time of IXAQ’s IPO whether the Sponsor would be affiliated with us following a business combination. If the Sponsor remains affiliated with AKOM Pubco, its ability to sell AKOM Pubco securities in the open market will be significantly limited. We expect AKOM Pubco to have policies in place that prohibit insiders from selling securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell AKOM Pubco securities, an insider cannot trade in AKOM Pubco securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their AKOM Pubco Warrants and sell the shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the Insiders could be significantly restricted from selling such securities.
The Warrant Agreement provides that in the following circumstances holders of Public Warrants who seek to exercise their Public Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the AKOM Pubco Common Stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the AKOM Pubco Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of AKOM Pubco Common Stock equal to lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of AKOM Pubco Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” of the shares of AKOM Pubco Common Stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the shares of AKOM Pubco Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, a holder of Public Warrants would receive fewer shares of AKOM Pubco Common Stock from such exercise than if such warrants were exercised for cash.
The AKOM Pubco Warrants may have an adverse effect on the market price of the AKOM Pubco Common Stock.
Upon the Business Combination, the IXAQ Warrants will be assumed and converted into AKOM Pubco Warrants and will entitle the holders to purchase shares of AKOM Pubco Common Stock. Such AKOM Pubco Warrants, when exercised, will increase the number of issued and outstanding shares of AKOM Pubco Common Stock and reduce the value of the AKOM Pubco Common Stock.

The Warrant Agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes.
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage such lawsuits and result in increased costs to warrant holders to bring a lawsuit. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board.
We are a “smaller reporting company” under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies could make our common stock less attractive to investors.
We are a “smaller reporting company” under U.S. federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors may not find our common stock attractive because we may rely on these exemptions and reduced disclosures. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.
Risks Related to the Business Combination and IXAQ
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to IXAQ prior to the consummation of the Business Combination.
The Sponsor has agreed to vote in favor of the Business Combination, regardless of how IXAQ’S Public Shareholders vote.
The Sponsor and each director and officer of IXAQ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in the case of the Sponsor, subject also to the terms and conditions contemplated by the Sponsor Support Agreement. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns 4,002,121 Founder Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the votes of holders of [•] Ordinary Shares will be required to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the NTA Proposal, the Advisory Organizational Documents Proposals, the AKOM Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.
We may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest.
Our Public Shareholders are protected from a material adverse event of AERKOMM arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the scheduled vote at the extraordinary general meeting. Accordingly, if a material adverse event were to occur after approval of the Condition Precedent Proposals at the extraordinary general meeting, we may be forced to close the Business Combination even if we determine it is no longer in our shareholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.
IXAQ’S ability to complete an initial business combination with AERKOMM may be impacted if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.
The Sponsor is a Cayman Islands exempted limited partnership and is likely to be considered a “foreign person” under the regulations administered by CFIUS. As such, an initial business combination with AERKOMM may be subject to CFIUS jurisdiction, the scope of which includes controlling investments (within the meaning of “control” under the CFIUS regulations) as well as certain non-passive, non-controlling investments in sensitive U.S. businesses meeting certain criteria. The parties have determined that AERKOMM is not a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination. The parties may determine to submit a voluntary filing to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or recommend that the U.S. president block the initial business combination or order IXAQ to divest all or a portion of AERKOMM following the Closing. Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and IXAQ has limited time to complete its initial business combination. If IXAQ cannot complete its initial business combination by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension, or such later date that may be approved by IXAQ’s shareholders, because the review process extends beyond such timeframe or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, IXAQ may be required to liquidate. If IXAQ liquidates, its Public Shareholders may only receive their pro rata share of amounts held in the Trust Account that are available for distribution to Public Shareholders, and the IXAQ Warrants will expire worthless. This will also cause shareholders to lose the investment opportunity in AERKOMM and the chance of realizing future gains on their investment through any price appreciation in the combined company.
If IXAQ is deemed to be an investment company for purposes of the Investment Company Act, IXAQ may be forced to abandon its efforts to complete the Business Combination and instead be required to liquidate. To mitigate the risk of that result, as of December 31, 2023, IXAQ has moved its Trust Account from investments in securities to an interest-bearing bank demand deposit account.
There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that IXAQ has been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, based on the current views of the SEC. If IXAQ was deemed to be an investment company for purposes of the Investment Company Act, IXAQ might be forced to abandon its efforts to complete the Business Combination and instead be required to liquidate. If IXAQ is required to liquidate, IXAQ would not be able to complete the Business Combination and investors would not be able to realize the benefits of owning shares in AKOM Inc., including the potential appreciation in the value of the shares and warrants following such a transaction, and the IXAQ Warrants would expire worthless.
Prior to December 31, 2023, the funds in the Trust Account were held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Nevertheless, to mitigate the risk of IXAQ being deemed to have been operating as an unregistered investment company under the Investment Company Act, as of December 31, 2023, IXAQ has instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and, thereafter, to hold all funds in the Trust Account in an interest-bearing bank demand deposit account until the earlier of the consummation of our business combination or our liquidation. Following such liquidation of the assets in our Trust Account, we will likely receive less interest on the funds held in the Trust Account than we otherwise would have, which would reduce the dollar amount our public stockholders would have otherwise received upon any redemption or liquidation of IXAQ if the assets in the Trust Account had remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future.
Since the Sponsor and IXAQ’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with AERKOMM is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.
When you consider the recommendation of the IXAQ Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and IXAQ’s directors and officers have interests in such proposal that are different from, or in addition to, those of IXAQ shareholders and warrant holders generally.
Such interests include the following:
•
The Sponsor paid (i) $25,000 or approximately $0.004 per share for the Founder Shares, which such Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the IXAQ Class A Ordinary Shares on Nasdaq on [•], 2024, (ii) $[•] or approximately $[•] per warrant for the [•] Private Placement Warrants, based on the $[•] closing price of the IXAQ Warrants on Nasdaq on [•], 2024. We estimate that, at the Closing, the Sponsor will hold an aggregate of [•] shares of AKOM Pubco Common Stock and [•] AKOM Pubco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the IXAQ Class A Ordinary Shares and $[•] closing price of the IXAQ Warrants on Nasdaq on [•], 2024. However, given that such shares of AKOM Pubco Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, IXAQ believes such shares have less value.

•
If IXAQ does not consummate a business combination by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the IXAQ Board, liquidating and dissolving, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Founder Shares owned by the Sponsor would be worthless because following the redemption of the Public Shares, IXAQ would likely have few, if any, net assets and because the Insiders have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of the Founder Shares if IXAQ fails to complete a business combination within the required period. Additionally, in such event, the Private Placement

Warrants (including the underlying securities) will also expire worthless. IXAQ’s directors and executive officers have an indirect economic interest in the Private Placement Warrants and Founder Shares owned by the Sponsor.
•
As a result of the low purchase price paid for the Founder Shares, even if the trading price of the AKOM Pubco Common Stock were as low as $[•] per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the AKOM Pubco Common Stock and AKOM Pubco Warrants issued in respect of the Private Placement Warrants or the Public Shares held by the Sponsor) would be approximately equal to the investment in IXAQ by the Sponsor. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in us even at a time when the IXAQ Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and IXAQ liquidates without completing another initial business combination before the end of the completion window, the Sponsor would lose its entire investment in us.

•
Upon liquidation, the Sponsor will lose its entire investment in the Founder Shares and Private Placement Warrants, which totals $[•] in the aggregate. The potential loss of this investment could incentivize the Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation.

•
[•] is expected to be a director of AKOM Pubco after the Closing. As such, in the future, [•] may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that AKOM Pubco Board determines to pay to its non-employee directors.

•
IXAQ existing directors and officers will be eligible for continued indemnification and continued coverage under IXAQ’s directors’ and officers’ liability insurance policy after the Merger and pursuant to the Merger Agreement and indemnification agreements entered into with such directors and officers in connection with the IPO.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to IXAQ if and to the extent any claims by a third party (other than IXAQ’s independent registered public accounting firm) for services rendered or products sold to IXAQ, or a prospective target business with which IXAQ has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.05 per Public Share and (b) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per Public Share, due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•
The Sponsor and its affiliates have made an aggregate of $3.1 million of advances to IXAQ as of the date of this proxy statement/prospectus, out of the $4.5 million promissory note held by the Sponsor, which will be repaid in cash at the closing of the Business Combination for advancing working capital and payment of the monthly extensions. Additionally, IXAQ’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. As of the date of this proxy statement/prospectus the current value of the reimbursement of the out-of-pocket expenses owed to IXAQ’s officers and directors and their affiliates is $[•]. However, if IXAQ fails to consummate a business combination by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension (or if such date is extended at a duly called extraordinary general meeting, such later date), such persons will not have any claim against the Trust Account for reimbursement. Accordingly, IXAQ may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date.

•
Pursuant to the A&R Registration Rights Agreement, the Insiders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the AKOM Pubco Common Stock and AKOM Pubco Warrants held by such parties following the consummation of the Proposed Transaction. We estimate that the Insiders will hold an aggregate of [•] shares of AKOM Pubco Common Stock and [•] AKOM Pubco Warrants subject to registration rights.
See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination.”
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “— Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.
The personal and financial interests of the Sponsor as well as IXAQ’s directors and officers may have influenced their motivation in identifying and selecting AERKOMM as a business combination target, completing an initial business combination with AERKOMM and influencing the operation of the business following the initial business combination. Because the Sponsor and IXAQ’s directors and officers will lose their entire investment in IXAQ if IXAQ does not complete an initial business combination and will benefit from the completion of a business combination, they may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to IXAQ shareholders rather than liquidate. In considering the recommendations of the IXAQ Board to vote for the proposals, its shareholders should consider these interests.
The exercise of IXAQ’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in IXAQ’s shareholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require IXAQ to agree to amend the Merger Agreement, to consent to certain actions taken by AERKOMM or to waive rights that IXAQ is entitled to under the Merger Agreement. Such events could arise because of changes in the course of AERKOMM’s business or a request by AERKOMM to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at IXAQ’s discretion, acting through the IXAQ Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, IXAQ does not believe there will be any changes or waivers that IXAQ’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, IXAQ will circulate a new or amended proxy statement/prospectus and resolicit IXAQ’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.
IXAQ and AERKOMM will incur significant transaction and transition costs in connection with the Business Combination.
IXAQ and AERKOMM have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. AERKOMM and AERKOMM may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by AKOM Pubco following the closing of the Business Combination.

Subsequent to the consummation of the Business Combination, AKOM Pubco may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its share price, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to AERKOMM has identified all material issues or risks associated with AERKOMM, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of AERKOMM’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or AKOM Pubco. Additionally, we have no indemnification rights against the AERKOMM Securityholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.
Accordingly, any shareholders or warrant holders of IXAQ who choose to remain AKOM Pubco stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares or warrants. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
The historical financial results of AERKOMM and unaudited condensed combined pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what AKOM Pubco’s actual financial position or results of operations would have been.
The historical financial results of AERKOMM included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone public company during the periods presented or those AKOM Pubco will achieve in the future. This is primarily the result of the following factors: (i)AKOM Pubco will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii)AKOM Pubco’s capital structure will be different from that reflected in AERKOMM’s historical financial statements. AKOM Pubco’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare AKOM Pubco’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited condensed combined pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, IXAQ being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of AERKOMM on the Closing Date and the number of IXAQ Class A Ordinary Shares that are redeemed in connection with the Business Combination. Accordingly, such unaudited condensed combined pro forma financial information may not be indicative of AKOM Pubco’s future operating or financial performance and AKOM Pubco’s actual financial condition and results of operations may vary materially from AKOM Pubco’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Following the consummation of the Business Combination, our only significant asset will be our ownership interest in AERKOMM and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on AKOM Pubco Common Stock or satisfy our other financial obligations.
Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of AERKOMM. We will depend on AERKOMM for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to AKOM Pubco Common Stock. The financial condition and operating requirements of AERKOMM may limit our ability to obtain cash from AERKOMM. The earnings from, or other available assets of, AERKOMM may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on AKOM Pubco Common Stock or satisfy our other financial obligations.
This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.
The fairness opinion obtained by the IXAQ Board does not and will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.
ValueScope has provided a fairness opinion to the IXAQ Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by ValueScope in preparing such opinion, the Consideration (as defined in such opinion) to be paid by IXAQ to the AERKOMM Stockholders pursuant to the Merger Agreement is fair from a financial point of view to the holders of the IXAQ Class A Ordinary Shares, without giving effect to any impact of the Business Combination on any particular holder of the IXAQ Class A Ordinary Shares other than in its capacity as a holder of the IXAQ Class A Ordinary Shares. The written opinion of ValueScope is attached as Annex G to this proxy statement/prospectus and is incorporated by reference herein.
ValueScope’s opinion does not and will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of IXAQ or AERKOMM, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of IXAQ and AERKOMM and on which the fairness opinion was based, and that may alter the value of IXAQ and AERKOMM or the prices of the IXAQ Class A Ordinary Shares or the AERKOMM Common Stock prior to consummation of the Business Combination. The value of the IXAQ Class A Ordinary Shares has fluctuated since, and could be materially different from its value as of, the date of ValueScope’s opinion, and ValueScope’s opinion does not address the prices at which the IXAQ Class A Ordinary Shares, IXAQ Class B Ordinary Shares, IXAQ Warrants, IXAQ Units or other securities or financial instruments of or relating to IXAQ may trade. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. IXAQ does not anticipate asking ValueScope to update ValueScope’s opinion, and ValueScope does not have an obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The lack of a new or updated third-party fairness opinion may lead to an increased number of IXAQ Shareholders who vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact IXAQ’s ability to consummate the Business Combination, or if IXAQ is able to consummate the Business Combination, high redemptions will impact the amount of capital AKOM Pubco has to execute on its business plans as set forth in this proxy statement/prospectus.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in IXAQ’s IPO).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our business combination within the required time period, or upon the exercise of a Redemption Right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share, due to reductions in value of the trust assets, less taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.
In recent months, the market for directors and officers liability insurance for special purpose acquisition companies has changed in ways adverse to us and our management team. Fewer insurance companies are offering quotes for directors and officers liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future. The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the post-business combination’s ability to attract and retain qualified officers and directors.
In addition, even after we complete the Business Combination, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect our directors and officers, AKOM Pubco may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate our ability to consummate the Business Combination on terms favorable to our investors.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, IXAQ files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. In addition, the IXAQ Board may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a bankruptcy or insolvency court could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of approximately $18,293 and to imprisonment for five years in the Cayman Islands.
We are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Once we lose our “emerging growth company” and “smaller reporting company” status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.
We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of IXAQ’s IPO, (b) in which we have total annual gross revenue of at least $1.23 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
There is a risk that the new 1% U.S. federal excise tax may be imposed on us in connection with redemptions of our Public Shares.
On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we will be a Delaware corporation as a result of the Domestication and because our securities trade on Nasdaq, we will be a “covered corporation” within the meaning of the Inflation Reduction Act. The U.S. Department of the Treasury (the “Treasury”), has issued proposed regulations, which a covered corporation may rely upon for repurchases and issuances and provisions of stock that occur after December 31, 2022, and on or before the publication date of final regulations., addressing the application of the Excise Tax to redemptions in connection with transactions similar to the Business Combination, unless an exemption is available. Generally, issuances of securities in connection with an initial business combination transaction (including any PIPE transaction at the time of an initial business combination), as well as any other issuances of securities not in connection with an initial business combination, would be expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year, but the number of securities redeemed may exceed the number of securities issued. Absent further clarifying guidance in final regulations, however, it is unclear whether such issuances would be available to reduce the amount of Excise Tax if both the target and acquiring corporation are publicly traded domestic corporations, as is the case with AERKOMM and IXAQ. In addition, the Excise Tax would be payable by us, and not by the redeeming holder. Further, subject to certain exceptions, the Excise Tax should not apply in the event of our complete liquidation.
IXAQ may be or may have been a PFIC during a U.S. Holder’s holding period.
If IXAQ is a PFIC or has been a PFIC during a U.S. Holder’s holding period, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences as a result of the Domestication. There is no assurance that IXAQ is not currently or has not been a PFIC during a U.S. Holder’s holding period. If (a) IXAQ has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Public Shares has not made certain elections with respect to its Public Shares), and (b) AKOM Pubco is not a PFIC in the taxable year of the Domestication, such U.S. Holder would likely recognize gain (but not loss if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code) upon the exchange of Public Shares and Public Warrants as applicable, for AKOM Pubco Common Stock or AKOM Pubco Warrants pursuant to the Domestication. Please see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities — Passive Foreign Investment Company Status” for a more detailed discussion with respect to IXAQ’s potential PFIC status and certain tax implications thereof.
If the Merger does not qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of AERKOMM securities may be required to pay substantial U.S. federal income taxes.
If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a U.S. Holder that exchanges its AERKOMM securities for AKOM Pubco securities may recognize gain in connection with the Merger and may be subject to substantial U.S. federal income taxes. For more information on the material U.S. federal income tax consequences of the Merger to U.S. Holders of AERKOMM securities, see “Material U.S. Federal Income Tax Considerations  — U.S. Holders — U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of AERKOMM Securities.”
There are risks to IXAQ shareholders who are not affiliates of the Sponsor of becoming stockholders of AKOM Pubco through the Business Combination rather than acquiring securities of AKOM Pubco directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of AKOM Pubco’s, AERKOMM’s and IXAQ’s respective finances and operations typically performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for material misstatements or omissions in a registration statement filed with the SEC in connection with the public offering. As no such review has been or will be conducted in connection with the Business Combination, IXAQ shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an underwriter in a public securities offering.
In addition, the Insiders have interests in the Business Combination that may be different from, or in addition to, the interests of IXAQ shareholders generally. Such interests may have influenced IXAQ’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “Risk Factors — Since the Sponsor and IXAQ’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with AERKOMM is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.”

The process of taking a company public by means of a business combination with a special purpose acquisition company (a “SPAC”) is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.
In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the merger agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.
If IXAQ’s due diligence investigation of AERKOMM was inadequate, then IXAQ shareholders following the consummation of the Business Combination could lose some or all of their investment.
Even though IXAQ and its legal advisors conducted a due diligence investigation of AERKOMM, it cannot be sure that this due diligence uncovered all material issues that may be present in AERKOMM and its business and operations, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of AERKOMM and its business and operations and outside of its control will not later arise.
During the pendency of the Business Combination, IXAQ will not be able to enter into an agreement with another party because of restrictions in the Merger Agreement. If the Proposed Transaction is not completed, those restrictions may make it harder for IXAQ to complete an alternate business combination before its liquidation date.
While the Merger Agreement is in effect, neither IXAQ nor AERKOMM may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Proposed Transaction. In addition, if the Business Combination is not completed, these provisions will make it more difficult for IXAQ to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.
There is no guarantee that a Public Shareholder’s decision to redeem its Public Shares will put the shareholder in a better future economic position.
IXAQ can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in IXAQ’s share price and may result in a lower value realized now than a stockholder of IXAQ might realize in the future had the stockholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the AKOM Pubco Common Stock after the consummation of the Business Combination and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
If Public Shareholders fail to properly demand redemption, they will not be entitled to have their Public Shares redeemed for a pro rata portion of the Trust Account.
IXAQ’s Public Stockholders may demand that IXAQ redeem their Public Shares for their respective pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable). Public Shareholders who seek to exercise this Redemption Right must (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested and (b) deliver their Public Shares (either physically or electronically through DTC) to IXAQ’s transfer agent two business days prior to the scheduled date of the extraordinary general meeting. Any Public Shareholder who fails to properly deliver their Public Shares will not be entitled to have his or her shares redeemed. See the section of this proxy statement/prospectus entitled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.
If you or a “group” of shareholders of which you are a part are deemed to hold 15% or more of the Public Shares, you will lose the ability to redeem your Public Shares.
A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, of 15% or more of the Public Shares, which we refer to as “Excess Shares.” In order to determine whether a shareholder is acting in concert or as a group with another shareholder, IXAQ will require each Public Shareholder seeking to exercise Redemption Rights to certify to IXAQ whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to IXAQ at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which IXAQ makes the above-referenced determination. Your inability to redeem any Excess Shares will reduce your influence over IXAQ’s ability to consummate the Business Combination and you could suffer a material loss on your investment in IXAQ if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if IXAQ consummates the Business Combination. As a result, in order to dispose of such shares, you would be required to sell your shares in open market transactions, potentially at a loss. Notwithstanding the foregoing, shareholders may challenge IXAQ’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.
If you or a “group” of shareholders of which you are a part are deemed to hold 15% or more of the Public Shares, you will lose the ability to redeem your Public Shares.
A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, of 15% or more of the Public Shares, which we refer to as “Excess Shares.” In order to determine whether a shareholder is acting in concert or as a group with another shareholder, IXAQ will require each Public Shareholder seeking to exercise Redemption Rights to certify to IXAQ whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to IXAQ at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which IXAQ makes the above-referenced determination. Your inability to redeem any Excess Shares will reduce your influence over IXAQ’s ability to consummate the Business Combination and you could suffer a material loss on your investment in IXAQ if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if IXAQ consummates the Business Combination. As a result, in order to dispose of such shares, you would be required to sell your shares in open market transactions, potentially at a loss. Notwithstanding the foregoing, shareholders may challenge IXAQ’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.
IXAQ may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on IXAQ’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect IXAQ’s and AERKOMM’s respective businesses, financial condition and results of operation.
Our failure to meet the continued listing requirements of the Nasdaq could result in a delisting of our IXAQ securities.
Our IXAQ securities are currently listed on the Nasdaq Global Market. If we fail to satisfy the continued listing requirements of the Nasdaq, such as the corporate governance requirements or the minimum total holders rule, the Nasdaq Global Market may take steps to delist our IXAQ securities. Such a delisting would likely have a negative effect on the price of our IXAQ securities and would impair your ability to sell or purchase our IXAQ securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our IXAQ securities to become listed again, stabilize the market price or improve the liquidity of our IXAQ securities, prevent IXAQ from dropping below the Nasdaq minimum total holders rule or prevent future non-compliance with the Nasdaq’s listing requirements.
We do not currently have three independent directors on our audit committee and do not have a member that qualifies as an “audit committee financial expert” in violation of Nasdaq Listing Rules.
As indicated above, on September 23, 2024, Andrew Bartley, our audit committee chairman, resigned from the board of directors and from all board committees, including the audit committee. As a result, the audit committee of the Board currently consists of only one independent director, in violation of Nasdaq Listing Rule 5605(c)(2)(A), which requires the audit committee to have three independent directors. We also do not currently have a member on our audit committee that qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. If we are not able to appoint two independent directors to our audit committee and/or appoint at least one independent director that qualifies as an “audit committee financial expert,” our ordinary shares could be delisted from Nasdaq.
If the Ejectt merger is approved by the relevant authorities materially before the consummation of the business combination between IXAQ and AKOM, and if such merger is deemed to be a significant acquisition, additional due diligence may be required, including the preparation of backward-looking audited financial statements and pro forma financial accounts, which could extend the timeline prior to closing this transaction.
As of July 10, 2024, Aerkomm and Ejectt submitted an application to the Department of Investment Review of the Government of Taiwan to review and approve the proposed merger between Ejectt and Aerkomm Taiwan. Reviews by the Department of Investment Review often take four to six months and possibly longer, may require extensive inquiries and requests for further information, and sometimes result in denial. However, in the event that the merger is approved more swiftly and thereby the probability of the merger materially increases more quickly than expected, subject to the determination of whether or not such merger constitutes a significant subsidiary under Rule 1-02(w) of Regulation S-X, the SEC may require additional reporting requirements related to the Ejectt merger. Such a determination may materially extend the timeline prior to closing the merger between IXAQ and AKOM, and such delay could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Consummation of the Domestication
The Domestication may be a taxable event for U.S. Holders of Public Shares and Public Warrants.
Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations,” including the application of the PFIC rules and Section 367(b) of the Code, the Domestication should qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of Public Shares or the Public Warrants for AKOM Pubco Common Stock or AKOM Pubco Warrants, as applicable, pursuant to the Domestication. If the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of IXAQ securities may still recognize gain (but not loss) or be required to include the “all earnings and profits amount” upon the exchange of its IXAQ securities for AKOM Pubco securities pursuant to the Domestication under Section 367(b) of the Code.
Alternatively, if the Domestication does not qualify as a “reorganization” within the meaning of Section 368 of the Code, then a U.S. Holder that exchanges its Public Shares or Public Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the AKOM Pubco Common Stock and AKOM Pubco Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the Public Shares and Public Warrants exchanged therefor.
In addition, U.S. Holders of Public Shares and Public Warrants may be subject to adverse U.S. federal income tax consequences under the PFIC. Please see “Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities — Passive Foreign Investment Company Status” for a more detailed discussion with respect to IXAQ’s potential PFIC status and certain tax implications thereof.
Further, because the Domestication will occur immediately prior to the redemption of Public Shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their Public Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.
Upon consummation of the Business Combination, the rights of holders of AKOM Pubco Common Stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of IXAQ Class A Ordinary Shares arising under the Companies Act as well as our Current Charter.
Upon consummation of the Business Combination, the rights of holders of AKOM Pubco Common Stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our Current Charter and the Companies Act and, therefore, some rights of holders of AKOM Pubco Common Stock could differ from the rights that holders of IXAQ Class A Ordinary Shares currently possess. For instance, while class actions are generally not available to shareholders under Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that AKOM Pubco becomes involved in costly litigation, which could have a material adverse effect on AKOM Pubco.
In addition, there are differences between the new organizational documents of AKOM Pubco and the current constitutional documents of IXAQ. For a more detailed description of the rights of holders of AKOM Pubco Common Stock and how they may differ from the rights of holders of IXAQ Class A Ordinary Shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Charter and the Proposed Bylaws of AKOM Pubco are attached as Annex B-1 and Annex B-2, respectively, to this proxy statement/prospectus and we urge you to read them.
Delaware law and AKOM Pubco’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult,

delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of AKOM Pubco’s Common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the AKOM Pubco Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:
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the ability of the AKOM Pubco Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the AKOM Pubco Proposed Charter will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the limitation of the liability of, and the indemnification of, AKOM Pubco’s directors and officers;

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the ability of the AKOM Pubco Board to amend the Proposed Bylaws, which may allow the AKOM Pubco Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to the AKOM Pubco Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the AKOM Pubco Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of AKOM Pubco.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the AKOM Pubco Board or management.
The provisions of the Proposed Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
AKOM Pubco’s Proposed Charter provides that, to the fullest extent permitted by law, and unless AKOM Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on AKOM Pubco’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of AKOM Pubco to AKOM Pubco or AKOM Pubco’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or AKOM Pubco’s Proposed Bylaws or AKOM Pubco’s Proposed Charter (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against AKOM Pubco or any current or former director, officer or stockholder governed by the internal affairs doctrine.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter will also provide that, unless AKOM Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
These provisions may have the effect of discouraging lawsuits against AKOM Pubco’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against AKOM Pubco, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action.
Risks if the Domestication and the Business Combination are not Consummated
If we are not able to complete the Business Combination with AERKOMM by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension, nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Current Charter, we would cease all operations except for the purpose of winding up and we would redeem our Class A Ordinary Shares and liquidate the Trust Account, in which case our Public Shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.
Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.
If IXAQ is not able to complete the Business Combination with AERKOMM by October 12, 2025, by depositing $50,000 in the Trust Account on a monthly basis for each one-month extension, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Current Charter IXAQ will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of IXAQ’s remaining shareholders and the IXAQ Board, liquidate and dissolve, subject, in each case, to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. In such case, our Public Shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.
Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem, subject to certain limitations; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Current Charter to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete a business combination by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the Public Shares if we have not completed an initial business combination by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.
If we have not completed our initial business combination, our Public Shareholders may be forced to wait until after October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension, before redemption from the Trust Account.
If we have not completed our initial business combination by October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), pro rata to our Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of Public Shareholders from the Trust Account will be affected automatically by function of the Current Charter prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond October 12, 2025, by depositing $50,000 in the Trust Account on a monthly basis for each one-month extension (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Current Charter and only then in cases where investors have properly sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Current Charter prior thereto.
If the net proceeds of IXAQ’s IPO not being held in the Trust Account are insufficient to allow us to operate through to October 12, 2025, by depositing $50,000 in the Trust account on a monthly basis for each one-month extension (or if such date is further extended at a duly called extraordinary general meeting, such later date) and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our Public Shareholders may only receive $10.00 per share, and our warrants will expire worthless.
As of June 30, 2024, IXAQ had cash of $7,655 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of June 30, 2024, IXAQ had total current liabilities of $5.06 million.
The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until October 12, 2025, (or if such date is further extended at a duly called extraordinary general meeting, such later date), assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to consummate the Business Combination with AERKOMM, or, if the Merger Agreement is terminated, to pay fees to consultants to assist us with our search for another target business. In such event, we could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If we are required to seek additional capital, we would need to borrow funds from our Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to IXAQ in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive approximately $10.00 per share on our redemption of the Public Shares and the Public Warrants will expire worthless.
IXAQ’s independent registered public accounting firm’s report for the year ended December31, 2023 and period ended December 31, 2022 contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”
As of June 30, 2024, IXAQ had approximately $7,655 in cash and may not have sufficient liquidity to fund its working capital needs. Further, IXAQ has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. IXAQ cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

EXTRAORDINARY GENERAL MEETING OF IXAQ
General
IXAQ is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the IXAQ Board for use at the extraordinary general meeting to be held virtually at [•], Eastern Time, on [•], and at any adjournment or postponement thereof. This proxy statement/prospectus provides IXAQ shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.
Date, Time and Place of the Extraordinary General Meeting
The extraordinary general meeting will be held virtually at [•], Eastern Time, on [•] and will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of Loeb & Loeb LLP at 345 Park Avenue, New York, New York 10154.
Purpose of the Extraordinary General Meeting
At the extraordinary general meeting, IXAQ is asking holders of IXAQ Ordinary Shares to consider and vote upon:
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the Business Combination Proposal. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

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the Domestication Proposal. The Proposed Charter is attached to this proxy statement/prospectus as Annex B-1;

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the Stock Issuance Proposal;

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the Organizational Documents Proposal. The Proposed Charter and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively;

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the Advisory Organizational Documents Proposals;

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the AKOM Pubco Equity Incentive Plan Proposal. A copy of the AKOM Pubco Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C; and

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the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal and the Advisory Organizational Documents Proposals are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.
Recommendation of the IXAQ Board
The IXAQ Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interests of IXAQ’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the AKOM Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See

“The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.
Record Date; Who is Entitled to Vote
IXAQ shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned IXAQ Ordinary Shares at the close of business on [•], which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each IXAQ Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. IXAQ Warrants do not have voting rights. As of the close of business on the Record Date, there were [•] IXAQ Ordinary Shares issued and outstanding, of which [•] were Public Shares not held by Insiders.
The Insiders have agreed to, among other things, vote in favor of the Proposed Transaction. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares.
Quorum
A quorum of IXAQ shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding IXAQ Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the Record Date for the extraordinary general meeting, [•] IXAQ Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote [•] IXAQ Ordinary Shares, the presence at the extraordinary general meeting of the shares held by the Sponsor alone will be sufficient to establish a quorum.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to IXAQ but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Abstentions and broker non-votes will have no effect on a particular proposal under Cayman Islands law
Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. IXAQ believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.
Vote Required for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares.
The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect.
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent

Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares.
The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares.
The approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.
The approval of the AKOM Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The AKOM Pubco Equity Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the AKOM Pubco Equity Incentive Plan Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares.
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.
The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the votes of holders of [•] Ordinary Shares will be required to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the NTA Proposal, the Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.
Voting Your Shares
Each IXAQ Class A Ordinary Share and each IXAQ Class B Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of IXAQ Ordinary Shares that you own.
If you are a record owner of your shares, there are two ways to vote your IXAQ Ordinary Shares at the extraordinary general meeting:
You Can Vote By Signing and Returning the Enclosed Proxy Card.
If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by IXAQ’s board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Document Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the AKOM Pubco Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote in Person.
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If your shares are registered in your name with the Transfer Agent and you wish to attend the extraordinary general meeting, go to [•], enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

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Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their Public Shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact the Transfer Agent Company at least five business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way IXAQ can be sure that the broker, bank or nominee has not already voted your shares.
Revoking Your Proxy
If you are a IXAQ shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card with a later date;

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you may notify [•], Chairman of IXAQ, in writing before the extraordinary general meeting that you have revoked your proxy; or

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you may attend the extraordinary general meeting, revoke your proxy, and vote, as indicated above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.
Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your IXAQ Ordinary Shares, you may call Advantage Proxy, our proxy solicitor, by email at ksmith@advantageproxy.com. Individuals may also call Advantage Proxy toll free at 877-870-8565; banks and brokers can call 206-870-8565.
Redemption Rights
Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request that IXAQ redeem all or a portion of its Public Shares for cash if the Proposed Transaction is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
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(a) hold Public Shares or (b) hold Public Shares through IXAQ Units and elect to separate your IXAQ Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

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submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that IXAQ redeem all or a portion of your Public Shares for cash; and

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tender or deliver the certificates for your Public Shares (if any) along with the redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.
Therefore, the election to exercise Redemption Rights occurs prior to the Domestication, but the Redemption might be with respect to the AKOM Pubco Common Stock that an electing Public Shareholder holds after the Domestication. For the purposes of the Cayman Constitutional Documents, the exercise of Redemption Rights will be treated as an election to have such Public Shares redeemed for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” will be interpreted accordingly. Immediately following the Domestication and the consummation of the Proposed Transaction, AKOM Pubco will satisfy the exercise of Redemption Rights by redeeming the corresponding AKOM Pubco Common Stock issued to the Public Shareholders that validly exercised their Redemption Rights.
Public Shareholders may elect to redeem all or a portion of the Public Shares held by them, regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. Holders of IXAQ Units must elect to separate IXAQ Units held by them into the underlying Public Shares and Public Warrants prior to exercising their Redemption Rights with respect to the Public Shares. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Proposed Transaction is consummated, and if a Public Shareholder properly exercises its Redemption Rights to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers the certificates for its shares (if any) along with the Redemption forms to the Transfer Agent, IXAQ will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held the Trust Account that are available for distribution to Public Shareholders, calculated as of two business days prior to the consummation of the Proposed Transaction. For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.
If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or tendered or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or tendering or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. In the event the Proposed Transaction is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.
A IXAQ shareholder may withdraw a request for Redemption until the redemption deadline and, following this deadline, with IXAQ’s consent up until the Closing. Furthermore, if a holder of a Public Share tenders or delivers its share certificates (if any) along with the Redemption forms in connection with an election of its Redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that IXAQ permit the withdrawal of the Redemption request and instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus.
Any corrected or changed written exercise of Redemption Rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for Redemption will be honored unless the holder’s Public Shares have been tendered or delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the scheduled vote at the extraordinary general meeting.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without IXAQ’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without IXAQ’s prior consent.
The closing price of Public Shares on [•], the most recent practicable date prior to the date of this proxy statement/prospectus, was $[•]. As of the Record Date, funds in the Trust Account totaled $[•] and were held in an interest-bearing bank deposit account.
Prior to exercising Redemption Rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption Price. IXAQ cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.
Appraisal Rights and Dissenters’ Rights
Neither IXAQ’s shareholders nor IXAQ’s warrant holders have appraisal rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law or the DGCL. IXAQ’s shareholders do not have dissenters’ rights in connection with the Proposed Transaction or the Domestication under Cayman Islands law.
Proxy Solicitation
IXAQ is soliciting proxies on behalf of the IXAQ Board. This solicitation is being made by mail but also may be made by telephone or in person. IXAQ’s and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. IXAQ’s will file with the SEC all scripts and other electronic communications as proxy soliciting materials. IXAQ will bear the cost of the solicitation.
IXAQ has engaged Advantage Proxy to assist in the solicitation process and will pay Advantage Proxy a fee of $[•], plus disbursements.
IXAQ will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. IXAQ will reimburse them for their reasonable expenses.
IXAQ Shareholders
As of the date of this proxy statement/prospectus, there are [•] IXAQ Ordinary Shares issued and outstanding [•] Founder Shares and [•] IXAQ Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor and [•] Public Shares (including [•] Public Shares held by the Sponsor). As of the date of this proxy statement/prospectus, there is outstanding an aggregate of [•] IXAQ Warrants, which includes the [•] Private Placement Warrants held by the Sponsor and the [•] Public Warrants.
At any time at or prior to the Proposed Transaction, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing equity holders of AERKOMM or IXAQ or our or their respective directors, officers, advisors or respective affiliates may (a) purchase Public Shares from institutional and other investors who elect to redeem, or indicate an intention to redeem, Public Shares, (b) execute agreements to purchase such shares from such investors in the future, or (c) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of IXAQ Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor, the existing equity holders of AERKOMM or IXAQ or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders, such shares that are purchased by the Sponsor, the AERKOMM Shareholders or our or their respective directors, officers, advisors or respective affiliates would not be voted in favor of the Business Combination Proposal, and the Sponsor, the existing equity holders of AERKOMM or IXAQ or our or their respective directors, officers, advisors or respective affiliates would waive their Redemption Rights. In the event that the Sponsor, the existing equity holders of AERKOMM or IXAQ or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares.
The purpose of such share purchases and other transactions would be to reduce the number of Public Shares electing to redeem.
Entering into any such arrangements may have a depressive effect on the price of IXAQ Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he, she or it owns, either at or prior to the Proposed Transaction). If such transactions are effected, the consequence could be to cause the Proposed Transaction to be consummated in circumstances where such consummation could not otherwise occur.

THE BUSINESS COMBINATION PROPOSAL
Background of the Business Combination
IXAQ is a blank check company incorporated on March 1, 2021 as a Cayman Islands company with limited liability for the purpose of effecting a merger, a share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.
Prior to the consummation of the IPO on October 6, 2021, neither IXAQ, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with IXAQ.
The following is a brief description of the background of IXAQ’s search for and discussion with various potential target companies.
From the consummation date of IXAQ’s IPO on October 12, 2021 through March 29, 2024, the execution date of the Merger Agreement with AKOM, IXAQ considered a total of over 50 potential target companies with the objective of consummating a business combination. IXAQ’s representatives contacted and were contacted by a number of individuals and entities who offered to present ideas and opportunities for a business combination, including financial advisors and companies that have their operations in the North America, South America, Europe, Africa or Asia. IXAQ compiled a list of potential targets and updated and supplemented such list from time to time. Such list was periodically shared with the IXAQ Board. IXAQ’s management and board reviewed, among others, the financial performance, management team, industry and a description of each potential candidate. IXAQ’s management conducted meetings with the management teams of potential targets or their representatives, or obtained written information regarding the potential targets. During meetings, IXAQ’s management endeavored to better understand the potential targets, along with aspects of their business operations, the market landscape, their competitive advantage, their cash needs and other factors. Subsequently, the potential targets were presented to the board of directors for deliberation during the process of narrowing the target companies. In the process of selecting potential target companies, IXAQ’s CEO and Board considered a number and wide variety of factors, including, but not limited to (i) the size and growth of the relevant industry, (ii) competitive advantages, (iii) management and director team, (iv) the valuation requested, (v) whether the potential target had recurring revenue, (vi) likelihood of completing the business combination, and (vii) financial performance. In light of the number and wide variety of factors considered in connection with its evaluation, IXAQ’s CEO and Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that was considered in reaching their determination and supporting their decision.
The potential target companies evaluated were in a range of sectors including but not limited to digital infrastructure, Telecommunication, Media, Technology, Energy, Industrials, Agriculture, Healthcare and FinTech. Of the original companies it had evaluated, IXAQ executed non-disclosure agreements with over 30 potential targets businesses or their representatives. Of the companies with which IXAQ did not enter into non-disclosure agreements or continue discussions, IXAQ made initial determinations not to pursue further discussions due to their unsuitability as targets for IXAQ. The reasons for such determination encompassed but were not limited to (1) companies primarily operating in mainland China, which is outside of IXAQ’s geographical area of focus; (2) companies that failed to respond after additional inquiries and ceased communication with IXAQ; (3) companies seeking to effect a business combination with a special purpose acquisition company that raised gross proceeds in far excess of IXAQ’s initial public offering; and (4) companies that were still at the early stage of development.
Of the companies that IXAQ entered into non-disclosure agreements with or received additional information about, IXAQ reviewed the additional material and/or engaged in more extensive discussions with management before it decided whether to focus on a potential target. Of these potential targets, IXAQ decided to focus on four potential targets (including AKOM), each of which is described in more detail below. Of the potential targets that IXAQ decided not to proceed with after signing a non-disclosure agreement, obtaining additional information, or engaging in further discussions with the targets, the decision was made due to various factors, including but not limited to: (i) the companies were early stage and not yet prepared for a public listing, (ii) IXAQ was unable to negotiate a valuation it deemed acceptable with such companies, (iii) the companies did not have alignment between management, board of directors and/or significant shareholders on the strategic plan for the business, (iv) there was a request for a high minimum cash in trust condition and PIPE raise, which could jeopardize the likelihood of successfully completing a business combination, (v) the companies eventually entered into agreements with another company, including another special purpose acquisition company or a private equity firm, or (vi) the companies themselves expressed their decision not to proceed with a transaction with IXAQ.
The below is a summary of the three companies other than AKOM that IXAQ focused on:

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Company A:   On January 18, 2022, Company A, which is not affiliated with IXAQ or any affiliated business entities, met with Karen Bach, IXAQ’s Former Chief Executive Officer at a sector conference following a cold reach out by Ms. Bach. Company A is a software company with a focus on digital infrastructure, with operations in the United States and other jurisdictions. On February 11, 2022, IXAQ and Company executed a non-disclosure agreement (NDA) and subsequently Company A shared their overview slide deck with IXAQ’s management over email. On March 4, 2022, after reviewing information of Company A and holding meetings with Company A’s management, IXAQ’s management and board decided to proceed with Company A as a potential merger candidate and issued a draft letter of intent (LOI) for review by Company A and its majority shareholder. On May 13, 2022, IXAQ entered into a letter of intent with Company A.

From May 2022 through September 2022, IXAQ’s representatives conducted financial, commercial and legal diligence and reviewed Company A’s financial information, management background and structure, business model, conducted a site visit including several visits to Company A’s primary shareholder’s office, and held meetings with Company A’s management and primary shareholder. During these periods, IXAQ team had detailed negotiations regarding the valuation, capital requirements, lockup and ancillary terms.
However, in August 2022, the majority shareholder of Company A indicated that Company A wished to explore alternative transactions. After August 2022, IXAQ and Company A remained in contact on an intermittent basis, but IXAQ decided not to proceed with Company A because of a lack of commitment by the majority shareholder of Company A to consummate a business combination.
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Company B:   On October 11, 2021, a representative of Company B, which is not affiliated with IXAQ or any affiliated business entities, directly reached out to IXAQ’s search team. Company B is a telecommunications hardware company with operations in North America. On November 22, 2021, IXAQ’s management team entered into an NDA with Company B and Company B subsequently shared preliminary materials regarding their business and business prospects. Upon review of said materials, IXAQ determined that Company B was too early stage to actively pursue and in the week of November 29, 2022, IXAQ notified Company B that IXAQ would not pursue Company B as a business combination candidate at that time.

On July 29, 2022, IXAQ’s search team reached back out to Company B and was notified that Company B was launching a formal capital raise process and IXAQ was introduced to Company B’s broker. On October 6, 2022 IXAQ and Company B entered into a revised NDA and on October 10, 2022, IXAQ received access to Company B’s updated Confidential Information Memorandum (CIM) and financial model. From October 2022 through December 2022, IXAQ’s representatives conducted financial, commercial and legal diligence and reviewed Company B’s financial information, management background and structure, business model, conducted a site visit, and held meetings with Company B’s management, broker and primary shareholder. The IXAQ team had detailed negotiations regarding the valuation, capital requirements, lockup and ancillary terms. On December 1, 2022, IXAQ issued an initial draft letter of intent (LOI), which was responded to by Company B’s management and primary shareholder. On January 13, 2023, IXAQ issued a second revised draft LOI to address the concerns of the primary shareholder, which was responded to by Company B’s management and primary shareholder. On February 7, 2023, IXAQ issued a third and final revised draft LOI. On February 14, 2023, Company B’s broker informed IXAQ that the board of Company B had rejected the final amended letter of intent due to an impasse regarding certain terms of the proposed business combination.
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Company C:   On May 8, 2023, Company C, which is not affiliated with IXAQ or any affiliated business entities, was referred to IXAQ’s search team. Company C is an energy and industrials company operating in the electric vehicle battery supply and value chains. On May 10, 2023, IXAQ and Company C entered into an NDA and diligence materials were shared with IXAQ. From May 2023 through November 2023, IXAQ’s representatives conducted financial and commercial diligence and reviewed Company C’s financial information, management background and structure, business model, conducted a site visit, and held meetings with Company C’s management and key shareholder. On August 20, 2023, after having reviewed information about Company C and holding meetings with Company C’s management and major shareholders, IXAQ’s management and board decided to proceed with Company C as a potential merger candidate and sent a draft letter of intent for negotiation. From August 2023 through November 2023, IXAQ’s management team conducted financial, commercial and legal diligence on Company C and developed a general understanding of Company C’s financial information, management background and structure and business model. On November 9, 2023, after having conducted significant additional review, IXAQ’s management and board sent a revised draft letter of intent for negotiation. Between November 2023 and December 2023, the IXAQ team had detailed negotiations regarding the valuation, capital requirements, earnouts, lockup and ancillary terms. On December 6, 2023, IXAQ entered into a letter of intent with Company C. However, by the end of January 2024, IXAQ decided not to proceed with Company C because the parties had come to an impasse regarding certain terms of the proposed business combination. This decision was also made to allow the IXAQ team to concentrate on the AKOM acquisition.
Timeline of the Merger
On October 5, 2023, AKOM, which is not affiliated with IXAQ or any entities affiliated with IXAQ, was referred to IXAQ’s search team by one of the underwriters from its initial public offering, Cantor Fitzgerald & Co. (“Cantor US”), whose affiliate in Japan, Cantor Fitzgerald Securities Japan Co., Ltd. (“Cantor Asia”), had been retained by AKOM to refer potential acquirors. To the best of IXAQ’s knowledge, prior to the introduction, none of IXAQ’s management or board members had any direct connection or relationship with AKOM’s management team. Thereafter, Cantor US and Cantor Asia (together, “Cantor”) were present at certain negotiations and discussions and were included in certain email communications, and IXAQ periodically provided Cantor with updates. Although Cantor shared its perspective with the parties, Cantor made clear that IXAQ and AKOM were responsible for making their own independent decisions. In December 2023, AKOM retained Cantor Asia to facilitate introductions to potential PIPE investors in Japan, with such agreement being independent of a potential merger with AKOM.
On October 10, 2023, IXAQ and AKOM executed a non-disclosure agreement and IXAQ received preliminary diligence materials about AKOM, and Cantor scheduled an introductory call between AKOM’s management and IXAQ’s management, which took place on October 13, 2023. Invitees to the call included:
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From AKOM:   Louis Giordimaina, Chief Executive Officer; Jeff Hsu, Executive Director; Tayi Shen, Vice President of Business Development; Daniel Shih, Consultant and Advisor; Allan Wolhardt, Consultant and Advisor.

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From IXAQ:   Karen Bach, Former Chief Executive Officer; Noah Aptekar, Chief Financial Officer and Chief Operating Officer.

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Representatives from Cantor US and Cantor Asia.

During this call, IXAQ’s management discussed a potential business combination with AKOM’s management and requested additional diligence materials regarding AKOM.
From October 13, 2023 until the signing of the Merger Agreement, IXAQ’s management team and its representatives reviewed those materials shared by AKOM and developed a general understanding of AKOM’s operations, business model, key metrics and investment highlights. IXAQ requested further information to better understand AKOM’s technology, intellectual property, commercial traction, revenue and business model, key partners and vendors, among others. The materials shared by AKOM included a marketing presentation that contained illustrative market sizing estimates for multiple potential target markets for AKOM to consider to pursue in the future. The parties agreed that these estimates were intended to inform internal decision-making regarding prioritization for which industry segments to prioritize in the

Company’s future business plan based on a comparison of the relative estimated segment size and relative estimated segment growth rate as well as the relevance and maturity of AKOM’s technology and commercial discussions.
On October 23, 2023, AKOM’s management and IXAQ’s management team met in the Tokyo offices of Cantor Asia to discuss AKOM’s technology, business model, history, suppliers, and management team background, as well as commercial and capital-raising plans. Attendees of the meeting included:
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From AKOM:   Jeff Hsu, Executive Director; Jessica Hsu, Vice President of Business Development; Tayi Shen, Vice President of Business Development; Daniel Shih, Consultant and Advisor.

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From IXAQ:   Noah Aptekar, Chief Financial Officer and Chief Operating Officer.

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Representative from Cantor Asia.

The parties also discussed a potential business combination between IXAQ and AKOM, and whether such transaction was compatible with IXAQ’s timeline for completing a business combination.
From October 2023 to December 2023, IXAQ’s management and other members of its support team, including its executive officers and directors (Guy Willner, Former Executive Chairman; Karen Bach, Former CEO; Noah Aptekar, CFO/COO), its non-executive directors (Andrew Bartley (former), Eduardo Marini, Shannon Grewer, Teresa Barger (former)) and selected members of its advisory team (Paul Berriman, Paul Garnett, Jonathan Schildkraut, Simon Vye, Tim Parsonson, Chris Godsmark, Asfi Shaheen, Edward Chen, Viktor Kovacs) (the “IXAQ Team”) and AKOM’s management, including its executive leadership (Louis Giordimaina, CEO; Jeff Hsu, Executive Director), members of senior management (Jessica Hsu, Vice President of Business Development; Tayi Shen, Vice President of Business Development; Kevin Wong, Head of Distributed Computing (and former CEO and founder of Mixnet Technologies, a company wholly acquired by AKOM in September 2023), Miu Miu Lin, Administrative Manager) and its consultants and advisors (Daniel Shih, Allan Wolhardt) (the “AKOM Team”) continued to discuss a potential business combination between IXAQ and AKOM, and to address IXAQ’s diligence questions for AKOM. The vast majority of these discussions were conducted virtually via teleconference and video conference, but select discussions occurred in-person, when possible.
From October 23, 2023 to November 3, 2023, the IXAQ Team and the AKOM Team discussed the company’s technology, business model and financial model as well as certain proposed terms to be included in a draft non-binding letter of intent for a potential business combination between IXAQ and AKOM. Representatives of Cantor were not present at any discussions related to the valuation of AKOM, but Cantor Asia was present at certain discussions related to capital raising in its capacity as an advisor to AKOM to support PIPE fundraising efforts. While Cantor Asia shared its perspective on certain issues and provided its viewpoint during discussions and negotiations, IXAQ and AKOM were responsible for making their own decisions. Neither Cantor Asia nor Cantor US assumes the role of a decision-maker for either party, nor did they represent AKOM or IXAQ in the negotiations. Among the terms discussed, the AKOM Team indicated that based on its own valuation model, the pre-money enterprise value of AKOM was approximately $400 million, and indicated confidence that AKOM could secure PIPE investments at this valuation. The IXAQ Team believed that a reduced valuation would be beneficial to IXAQ’s shareholders, as well as to AKOM’s shareholders in the long-run, and proposed a structure where fifty-percent (50%) of the consideration for AKOM would be structured as an earnout and subject to the achievement of certain milestones post-merger, principally the appreciation of the stock price of AKOM. Furthermore, the IXAQ Team proposed to reduce the pre-money enterprise value of AKOM to approximately $300 million, and again proposed a structure where fifty-percent (50%) of the consideration for AKOM would be structured as an earnout with shares valued at approximately $150 million held in escrow subject to the achievement of certain milestones post-merger, principally the appreciation of the stock price of AKOM. IXAQ also proposed a symmetrical arrangement of subjecting 50% of its own sponsor promote to a similar earnout, subject to additional due diligence and review of the valuation model by IXAQ’s professional advisors. However, IXAQ maintained, and consistently represented to AKOM, that the most material factor that IXAQ would take into consideration as it related to the valuation of AKOM for the purposes of the business combination would be the value at which AKOM could secure at least $30 million in a PIPE investment.

Between November 1, 2023 and November 3, 2023, the IXAQ Team conducted due diligence of AKOM’s physical facilities in Taiwan and met and interviewed senior members of the AKOM engineering staff and research and development team at several of their office and laboratory locations. The focus of the discussions were matters relating to AKOM’s technology development, technology roadmap, commercial prospects and business strategy. On the same days, the IXAQ Team and AKOM Management Team discussed the current market environment, including, among others, the ongoing effects of conflict in Ukraine increasing dependence on satellite-based communications and the use of unmanned platforms by militaries and governments and the subsequent impact on the demand for new satellite communications technologies for unmanned aerial vehicles (UAVs), the high redemption rates associated with SPAC business combinations, and the potential dampening effect of rising interest rates on economic growth. The parties discussed the potential effect on AKOM’s ability to secure PIPE commitments.
On November 9, 2023, a version of the financial model that used market data as of -mid-2023 and that incorporated assumptions and inputs provided by AKOM was circulated to IXAQ. The financial model prepared and shared by the AKOM Team provided the back-up and assumptions for the marketing presentation shared in October, which contained illustrative market sizing estimates for multiple potential target markets for AKOM to consider to pursue in the future. The IXAQ Team interpreted AKOM’s illustrative market sizing estimates as conceptual and directional, but did not materially rely on these illustrative estimates to determine the valuation of AKOM. For further information regarding the financial information shared by AKOM, see discussion in “Fairness Opinion of IXAQ’s Financial Advisor.”
On November 10, 2023, a meeting of IXAQ’s Board, which included IXAQ’s executive directors and officers was held via video conference. The board discussed the list of potential targets, including AKOM and Company C. With respect to AKOM, the IXAQ Board and management exchanged viewpoints regarding the satellite communications market, the familiarity of AKOM’s technology and industry to the IXAQ team, the practical and logistical benefits of AKOM already being a publicly-listed SEC registrant with a track record of completing PCAOB audits, and discussed the observations from the IXAQ Team’s 3-day visit to AKOM’s offices in Taiwan, among others. The IXAQ Board agreed that the familiarity of the technology and sector to the IXAQ Team, the fact of that AKOM is already publicly listed and PCAOB audited and the optimism of the AKOM team to secure at least $30 million in common equity PIPE financing, as well as the AKOM’s progress on technology development and the growth potential of the satellite communications market were all factors that could make AKOM an appealing target. IXAQ’s Board agreed to continue discussions with AKOM after taking into account the aforementioned considerations as well as numerous other considerations including, but not limited to, AKOM’s business nature, size of potential market, technology maturity, business story, valuation, strategy and customer traction.
On November 15, 2023, IXAQ’s CFO/COO delivered to AKOM’s CEO and CTO, via email, a draft non-binding letter of intent and term sheet (the “LOI”) for AKOM to consider. The LOI set forth the terms of a potential business combination transaction between IXAQ and AKOM. The major terms in the LOI included:
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Valuation range:   IXAQ’s initial LOI presented a bracketed pre-money enterprise value of AKOM of $250 million to $350 million, with a footnote stating that “the indicative valuation range included here is subject to negotiation with PIPE investors”

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Earnout Split:   50% of the consideration would be placed in escrow and received as an earnout. 50% of IXAQ’s sponsor shares would also be placed in escrow and released on achievement of the same earnout conditions. The parties believed this was an effective way to align interest and demonstrate that the shareholders of IXAQ are invested in AKOM’s future and development.

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Share Release Target Prices:   IXAQ’s initial LOI suggested the earnout shares would be subject to two or three share price targets, with the example provided of 25%, 50% and 75% above the transaction price at closing.

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Minimum PIPE:   IXAQ’s initial LOI contemplated that a common equity PIPE would be required as a closing condition, to be secured by AKOM, in the bracketed amounts of “ideally at least $65 million, but no less than $40 million, in gross proceeds.

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Termination Fee:   IXAQ’s initial LOI included a clause suggesting a bracketed termination fee of $5 million plus IXAQ’s expenses through the date of termination in the event of AKOM pursuing an unsolicited alternative transaction.

Between November 15, 2023 and December 1, 2023, the AKOM Management Team and the IXAQ Team held negotiations regarding the terms in the LOI. Terms negotiated included alignment of interests through the release of lock-up shares, as well as discussions about whether or not the conversion to equity of all of AKOM’s convertible bonds would be a mandatory term of the deal. The AKOM Management Team requested to reserve the right to not convert its largest convertible bond (the “Outstanding Convertible Bond”) into equity prior to the business combination, and the parties agreed that such convertible bond could remain outstanding, subject to continued mutual agreement among the parties. The IXAQ Team requested at least $30 million minimum in PIPE commitments as a condition to closing the business combination. Furthermore, the IXAQ Team insisted on removing any condition related to minimum cash at closing, to increase certainty of the business combination in light of the high redemption rates, and also insisted on IXAQ remaining unnamed in the public announcement that AKOM would be required to make following the signing of the LOI pursuant to the disclosure requirements of AKOM’s listing on Euronext. AKOM ultimately agreed to the $30 million minimum in PIPE commitments to be brought by AKOM and to removing the minimum cash condition on IXAQ. As a part of the negotiations, the parties discussed the penalties for terminating the LOI and not proceeding to a Merger Agreement. The IXAQ team initially proposed a $5 million dollar termination fee, in addition to reimbursements for its expenses. The AKOM Management Team sought to eliminate a specific termination fee, but consented to a reimbursement of IXAQ’s expenses. The IXAQ team negotiated to expand the range of scenarios when IXAQ’s expenses would be reimbursed, which specifically included a requirement for IXAQ’s expenses to be reimbursed in the scenario where the AKOM Management Team was unable to secure the $30 million in PIPE commitments, an addition to which AKOM eventually consented. As part of the negotiations, the parties also discussed the amount, timing and milestones for the earn-out structure. The IXAQ Team proposed that the milestones be achieved within sixty months of closing, to which the AKOM Management Team agreed. The parties only considered a structure pursuant to which IXAQ would acquire 100% of the outstanding equity and equity equivalents of AKOM, with the exception of the Outstanding Convertible Bond, as the parties believed that this was an effective way to align interests and demonstrate the commitment of the shareholders of AKOM to the company’s future development.
On November 20, 2023, IXAQ’s CFO/COO and Edward Chen, Managing Partner of Carnegie Park Capital, which was a significant investor in IXAQ’s sponsor, met with members of the AKOM Team for lunch in New York. Attendees from AKOM included Jeff Hsu, Executive Director; Kevin Wong, Head of Distributed Computing; Tayi Shen, Vice President of Business Development; Daniel Shih, Consultant and Advisor; Isaac Chen, Project Manager; and Jasper Lee, Project Manager (employed by AKOM’s related party, Ejectt). No substantive negotiations occurred during these social activities, which were focused on building camaraderie between the teams.
On November 29, 2023, representatives of IXAQ provided AKOM’s management with a revised draft of the LOI. The revised draft of the LOI modified terms of the previous draft by reflecting the terms negotiated between the parties including, among other changes, (i) a valuation range of AKOM between $300 million and $400 million, primarily dependent on AKOM’s ability to secure at least $30 million in PIPE financing at a valuation within this range, as well as subject to due diligence findings and an independent fairness opinion; (ii) a 50% deferral of the Merger Consideration to AKOM as well as of the Sponsor Promote to IXAQ; (iii) a one year lock-up following the consummation of the Business Combination (for certain majority shareholder, senior executives, officers or directors); and (iv) no cash minimum requirement. The LOI stated that all terms, including the valuation, were subject to ongoing due diligence and the parties’ negotiation of definitive agreements relating to the proposed business combination.
On, December 3, 2023, IXAQ and AKOM signed the non-binding LOI in substantially the form of the November 29, 2023 draft. On December 5, 2023, AKOM announced the LOI on Euronext. IXAQ was not disclosed as the counterparty in the Euronext announcement.
From December 3, 2023 to March 29, 2024:
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Advisors and counsel engaged by IXAQ management, including Loeb & Loeb LLP (“Loeb”) (US legal counsel), a NDO Mach, LLC (“NDO”) (technology diligence), and ValueScope (fairness opinion), conducted diligence on AKOM, including but not limited to reviewing AKOM’s corporate documents, compliance, operations, financial statements, forecasts, unaudited accounts, business plan, material contracts and other material agreements in the virtual data room, which covered key aspects of AKOM’s business, financial and legal matters, including regulatory compliance, operations, management and material contracts. The virtual data room was initially shared with AKOM and Loeb on January 16, 2024.
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The virtual data room was further supplemented by requests and responses for additional information. IXAQ and its advisors submitted several rounds of follow-up due diligence questions and requests, held a series of due diligence video conference calls, virtual meetings with AKOM’s team, including its CEO (and Interim CFO), its Executive Director and members of senior management team to discuss and receive responses from AKOM’s team in the form of verbal and written answer and supporting documentation uploaded to the virtual data room. Due diligence meetings included discussions regarding AKOM’s business, technology and technology roadmaps, customer traction, overall addressable market, the commercial viability of AKOM’s business plan and certain revenue, operating and cost variables underlying the core business of AKOM, as well as competitors analysis. Other topics discussed include updates on progress, the plan for continued due diligence, valuation and structure, discussion regarding legal, business and financial due diligence findings, negotiation of terms of the merger agreement and the action plan and proposed timeline for a potential business combination. Legal counsel delivered notice of the satisfactory completion of its diligence to IXAQ in mid-March 2024.

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ValueScope reviewed valuation related documents in the virtual data room, as further supplemented by information request lists, and attended several due diligence meetings with AKOM over video conferences. On January 16, 2024, ValueScope assisted IXAQ’s Board and prepared a draft of a model of the Company based on assumptions discussed with the AKOM Team. The IXAQ Team further hosted meetings with ValueScope and the AKOM Team and discussed assumptions, track record, and thereafter further updated the model and provided relevant analysis and comments. For details of the model created by ValueScope, see “Operational Projections and Assumptions”. The parties also discussed certain important assumptions that could materially affect future performance, acquisition and retention of clients, including but not limited to progress of technology development, competition, target markets, and other growth strategies.

On December 3, 2023, the IXAQ Board accelerated third-party technology diligence by hiring NDO, an independent consulting firm with decades of experience in telecommunications and satellite communications to validate the maturity of AKOM’s technology. The principal of NDO is a retired Chief Scientist for advanced wireless communication research and standards, as well as a retired Principal Network Systems Engineer for a leading satellite communications company. While NDO itself is a new firm, the principal of NDO has decades of domain expertise in wireless communications and satellite communications including but not limited to network engineering, network architecture, spectrum engineering and wireless communications standards development. Between December 4, 2023 and January 26, 2024, the consultant held a number of teleconferences and video conferences with key members of AKOM’s technical and engineering staff. No direct observations of equipment, personnel or facilities were made. The focus of the discussions was matters relating to AKOM’s technology development, technology roadmap and the maturity of its designs and prototypes. The consultant’s report was circulated to the IXAQ Board on February 2, 2024, which is summarized below.
In summary, NDO’s report determined that AKOM’s core technologies related to its glass semiconductor antenna “has unique technical characteristics that render the technology substantially novel”, while also acknowledging aspects of the design where there is a need to make significant improvements in their technology and product roadmaps. The report noted the strength of the AKOM technical and research and development teams, and highlighted that the primary weakness could be not having enough personnel to execute at a high level on multiple projects concurrently. Overall, the report expressed “high confidence in Aerkomm developing one or more successful solutions to address the emerging niche terrestrial terminal ESA market”, where ESA means an electronically steered array, also known as a flat panel antenna (FPA).
On December 8, 2023, a meeting of IXAQ’s Board, which includes IXAQ’s management, was held via video conference. The board discussed the signing of the LOIs with both AKOM and Company C and the critical milestones for each. With respect to AKOM, the IXAQ Board and management discussed the need to see additional confirmation of at least $30 million in PIPE commitments prior to initiating full legal diligence.

Between December 12, 2023 and December 14, 2023, the IXAQ Team and the AKOM Management Team participated in a series of teleconferences to discuss the project timeline from LOI through to Closing including legal, financial, commercial and operational milestones relevant to AKOM and to IXAQ. The parties acknowledged that the critical path included securing written commitments for $30 million in PIPE commitments, which would be a key tollgate for the IXAQ Team to dedicate full resources to the prospective business combination with AKOM.
On December 22, 2023, the IXAQ Team and the AKOM Management Team discussed the financial position of the Company and the capital requirements for the AKOM business plan, as well as the progress towards securing $30 million in PIPE commitments.
Based on verbal updates shared by AKOM regarding the tangible interest from PIPE investors, in excess of the $30 million outlined in the LOI as a condition of moving forward, on January 9, 2024, the IXAQ Team formally retained Loeb. On January 12, 2024, IXAQ held a kicked off call with Loeb to discuss the approach to legal due diligence and the drafting of the merger agreement.
On January 11, 2024, the IXAQ Team engaged ValueScope and had an introductory call, in which the IXAQ Team shared relevant color on its emerging understanding of the commercial and technological potential of AKOM, and also shared insights based on the IXAQ Team’s relevant industry and technology expertise in the broader competitive landscape and market context.
Between January 12, 2024 and January 16, 2024, the AKOM management team and its advisors delivered to the IXAQ team signed non-binding letters of intent for $40 million in PIPE commitments, where such agreements contemplated a $400 million valuation for AKOM (the top of the range of the potential valuation for AKOM outlined in the LOI from IXAQ), with 50% to be received at closing and 50% to be deferred in the form of Incentive Shares to be released subject to the achievement of certain milestones. On January 19, 2024, IXAQ held a call with Loeb on the key terms of the draft merger agreement, including principally the structure of the transaction and the related tax issues.
On January 24, 2024, the ValueScope team held a call with the AKOM Team to ask prepared questions, which had been previously sent to the AKOM Team, based on initial review of the AKOM’s marketing presentation and 10-K filings.
On February 2, 2024, the ValueScope team held a call with the IXAQ Team to share updates and to discuss progress on the fair value analysis.
On February 8, 2024, a meeting of the IXAQ Board was held. IXAQ’s CEO and CFO/COO attended the meeting and presented key findings of diligence conducted by the management and IXAQ’s advisors, including the legal due diligence findings, the financial due diligence findings, and the valuation, as well as the status of various work streams related to the proposed business combination. IXAQ’s CFO/COO reviewed the findings of the draft of the fairness opinion prepared by ValueScope, which had been distributed to the IXAQ Board prior to the meeting. IXAQ’s CFO/COO reviewed the valuation firm’s experience in transactions and prior work completed in rendering fairness opinions, the general background of the ValueScope team and their valuation experience. The CFO/COO also presented the firm’s findings, summarized the work performed and answered the IXAQ Board’s questions. Considering the limited number of companies with comparable business activities to AKOM, ValueScope conducted both a discounted cash flow (DCF) analysis as well as an analysis of selected companies that share certain characteristics that are sufficiently similar to those of AKOM. The comparable companies were primarily selected based on the following criteria: (1) being principally engaged in similar business (i.e., satellite communications); and (2) being listed on a recognized capital market for more than 12 months from the valuation date. In recognition that no company is identical in nature to AKOM, and due to the comparably early-stage nature of AKOM, ValueScope selected a relatively high weighted average cost of capital to serve as the discount rate. In addition, the comparably early-stage nature of AKOM relative to the comparable companies also suggests a much higher year-over-year growth rate than the comparable companies, an upper bound multiple was applied as opposed to the median multiple. On February 1, 2024 and February 15, 2024, video conferences were held that included representatives of ZelusTech Law Offices (“Zelus”) and Loeb to discuss open diligence items as well as to share the status of the initial draft of the business combination agreement. In a video conference meeting on February 9, 2024, Zelus and Loeb preliminarily agreed on the tax structuring of the proposed business combination.

On February 13, 2024, ValueScope shared a draft of its fairness opinion with the IXAQ Team. On February 16, 2024, the IXAQ Team and ValueScope team held a call to discuss the draft and to address open items and feedback.
From February 13, 2024 to February16, 2024, the IXAQ Team and AKOM Management Team met at AKOM’s headquarters in Fremont, California to hold additional in-person discussions and negotiations. The parties discussed operational and strategic topics, such as the business plan, customer pipeline and technology roadmap, in addition to negotiating key terms of the Merger Agreement, including the earnout provisions, lock-up provisions and the new equity incentive plan for AKOM management. During this week, various combinations of the IXAQ Team and AKOM Management Team attended team dinners together. No substantive negotiations occurred during these social activities, which were focused on building camaraderie between the teams.
On February 20, 2024, Loeb and IXAQ held a teleconference to review and discuss a draft of the key deal points for the Merger Agreement, and finalized a number of key terms including, but not limited to, the consideration for AKOM consisting of $200 Million in up-front consideration and $200 Million in Incentive Shares, the desire to have a classified board, clarifying terms of the incentive merger consideration (including a 5 year calculation period and three milestones for Incentive Shares to be released at $12.50, $15.00 and $17.50 price thresholds), as well as the outside date, among other considerations. Key terms identified on the call as requiring additional discussion included the target working capital amount, the list of employees for employment agreements and a termination fee, among other considerations.
On February 29, 2024, IXAQ circulated an initial draft of the merger agreement to AKOM and Zelus, legal counsel to AKOM. In addition to previously negotiated terms, the agreement included an increase of the minimum PIPE subscription amount from the $30 million specified in the LOI to $40 million to match the non-binding indications received by AKOM in January, a break-up fee of $6,000,000 for a termination with cause and a break-up fee of $12,000,000 for a termination without cause, and an indemnification related to the lack of insurance coverage by AKOM. Subsequent to the initial circulation of the draft merger agreement, Loeb and Zelus exchanged drafts of the merger agreement and related ancillary documents, the most significant exchanges of which are summarized in more detail below. In connection with the exchanges the parties and their respective counsel also held a number of video-conferences and phone calls regarding the merger agreement and the other ancillary documents. In connection with these draft exchanges and discussions, Zelus and Loeb also had regular contact with their respective clients to keep them apprised of the status of the merger agreement and ancillary agreements and also solicited their feedback in connection with the negotiation of the documents.
On March 1, 2024, ValueScope shared the final draft of its fairness opinion, which is included in Annex G.
On March 11, 2024, Zelus circulated comments to the draft merger agreement, requesting among other things, (i) clarifications of the definition of intellectual property, (ii) adding a materiality threshold for intellectual property contracts, (iii) clarifications of the representations and warranties, (iv) removing the indemnification related to the lack of insurance coverage by AKOM, and (v) reducing the termination fee with cause from $6,000,000 to the amount of IXAQ’s transaction expenses.
On March 12, 2024 and March 13, 2024 respectively, high-level strategic discussions were held by telephone between Guy Willner, IXAQ Chairman, and Jeff Hsu, AKOM Exec Director, and with Louis Giordimaina, AKOM Chief Executive Officer. No substantive negotiations occurred during these calls, which were focused on building camaraderie between the principals. On March 13 and March 14, 2024, the parties thereafter held additional discussion and negotiation sessions, including a teleconference call among Zelus, Loeb and the IXAQ Team on both days, after which Zelus circulated a revised draft merger agreement.
On March 15, 2024, Loeb circulated a revised version of the draft merger agreement. This draft merger agreement, among other matters, (i) reflected a release of one third of the Incentive Shares upon the achievement of each of the three earnout price milestones, (ii) addressed certain fiduciary duties of the AKOM board of directors, (iii) reinstated the indemnification related to the lack of insurance coverage by AKOM, (iv) proposed a break-up fee equal to IXAQ’s expenses multiplied by two for a termination with cause and a break-up fee of $12,000,000 for a termination without cause, and (v) extended the outside closing date to from September 30, 2024 to October 12, 2024, subject to certain agreed upon extensions.
On March 18, 2024, Zelus distributed a revised draft merger agreement that addressed, among other matters, (i) the treatment of AKOM incentive equity awards, (ii) removal of the indemnification related to AKOM’s lack of insurance, (iii) modification of the efforts standard applicable to AKOM’s obligation to obtain PIPE financing, and (iv) reduced the break-up fee for termination without cause to equal IXAQ expenses multiplied by 1.25. Additionally, on March 18, 2024 and March 19, 2024, AKOM and its advisor circulated an initial draft of the disclosure schedules to the merger agreement.
On March 20, 2024, Loeb circulated a revised draft merger agreement which addressed, among other matters, (i) the treatment of the Outstanding Convertible Bond, (ii) revised intellectual property terms to cover AKOM’s intellectual property portfolio, (iii) raised the efforts standard applicable to AKOM’s obligation to obtain $40 million in PIPE financing, (iv) reintroduced the indemnification related to AKOM’s lack of insurance, (v) increased the break-up fee for termination without cause to equal IXAQ expenses multiplied by two, and (vi) made the break-up-fee for termination with cause applicable in a scenario where AKOM terminates the transaction and enters into an alternative transaction within twelve (12) months after such termination. The IXAQ CFO/COO also distributed the March 20, 2024 draft from Loeb internally to the IXAQ Board for their review.
On March 25, 2024, Zelus circulated a revised draft merger agreement which, among other matters, (i) reduced the coverage of the IP representations and warranties, (ii) removed the indemnification related to AKOM’s lack of insurance, and (iii) proposed a non-cause termination fee of the lesser of IXAQ expenses multiplied by 1.2 and a to-be-determined amount.
On March 26, 2024, the AKOM Team delivered to the IXAQ Team scanned copies of physically signed PIPE subscription agreements for $35 million in investment at the $400 million pre-money valuation of AKOM. Shortly thereafter, also on March 26, 2024, a meeting of IXAQ’s Board was held, which included IXAQ’s executive directors and officers was held via video conference. The board discussed the substantially complete draft merger agreement and related agreements in advance of a motion to approve IXAQ’s Team to sign the merger agreement. In regards to AKOM, the IXAQ Board and management exchanged viewpoints regarding the clear synergies between the AKOM Team and the IXAQ Team and the collaborative nature of the process. The IXAQ Board reasserted that the familiarity of the technology and sector to the IXAQ Team, the fact of that AKOM is already publicly listed and PCAOB audited and the fact that the AKOM Team had delivered on its optimism to secure at least $35 million in common equity PIPE financing as of that morning, as well as the AKOM’s progress on technology development and the growth potential of the satellite communications market were all factors that reinforced the IXAQ Board’s previous recognition of AKOM as an appealing target. Upon conclusion of discussion, IXAQ’s Board adopted, among other things, resolutions (i) determining that the form, terms and conditions of the merger of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the business combination), were in the best interests of IXAQ, (ii) adopting and approving the draft merger agreement and the transactions contemplated therein (including the business combination).
On March 26, 2024, Loeb circulated a revised draft merger agreement which, among other matters, (i) proposed a target working capital amount, (ii) introduced a covenant for AKOM to exercise reasonable best efforts to obtain customary insurance coverage prior to the closing of the business combination, (iii) requires AKOM employees to sign conflict of interest, proprietary information and inventions agreements as a closing condition, (iv) proposed a non-cause termination of fee of the lesser of IXAQ expenses (with certain exclusions) multiplied by 2 and $6 million.
Between March 27 and March 29, 2024, Zelus and Loeb exchanged revised drafts of the merger agreement, with telephone and video conference negotiations between IXAQ, Loeb and Zelus interspersed between the circulation of revised drafts. In these negotiations and draft revisions, the parties agreed upon, among other matters, (i) a working capital amount, (ii) the targeted amounts of AKOM financing and associated timing for obtaining such commitments, (iii) mutually agreed-upon intellectual property representations and warranties, (iv) a non-fault termination fee equal to the lesser of IXAQ expenses (with certain exclusions) multiplied by 1.5 and $5 million, (iv) a potentially shorter lock-up period for certain significant shareholders who are not directors or officers of AKOM (not to be shorter than six months), and (v) a closing condition of $45 million in PIPE financing.
On March 29, 2024, the parties entered into the Merger Agreement, $35,000,000 in PIPE subscriptions and certain ancillary agreements. The Merger Agreement differed from the LOI in a number of aspects, including but not limited to (i) an increased minimum cash to be raised by AKOM to $45,000,000, (ii) inclusion of a requirement for $15,000,000 in SAFE agreements to be secured by AKOM as bridge funding to strengthen its financial position and balance sheet prior to the closing of the Merger; and (iii) a break-fee. On March 29, 2024, IXAQ and AKOM issued press releases announcing the execution of the definitive Merger Agreement and the first $35,000,000 in PIPE subscriptions. On April 4, 2024, IXAQ and AKOM filed their respective Current Reports on Form 8-K with a summary of certain key terms of the Business Combination, the PIPE subscription agreements and other ancillary agreements.
On September 29, 2024, IXAQ and AKOM signed an engagement letter to appoint Benchmark to serve as a non-exclusive PIPE placement agent for a private placement of securities of approximately $30,000,000 or such other amount as will be determined by the parties. Upon successful completion of the private offering, IXAQ and AKOM will pay Benchmark 5% of the gross proceeds of any equity or equity linked securities raised in the private offering plus 2.5% of the gross proceeds of any equity or equity linked securities raised in the private offering from purchasers of securities not introduced by Benchmark, up to a cap of $400,000. Both the 35,000,000 in PIPE subscriptions and the Safenotes will not be assessed with regard to non-Benchmark introductions.
Timeline of IXAQ extensions
At the consummation of the IPO on October 12, 2021, IXAQ had 18 months to make an acquisition. On April 10, 2023, IXAQ shareholders agreed to extend the lifetime, in monthly increments, of IXAQ for one year, so to April 12, 2023.
On December 11, 2023, IXAQ shareholders voted to extend, in monthly increments, the lifetime of IXAQ to October 12, 2024.
On September 24, 2024, IXAQ filed a definitive proxy statement about an extraordinary general meeting in lieu of an annual general meeting of the shareholders, which is scheduled to be held on October 9, 2024, at 10:00 a.m. Eastern Time, at the offices of Loeb & Loeb LLP, located at 345 Park Avenue, 21st Floor, New York, New York 10154, or at such other time, on such other date and at such other place to which the meeting may be adjourned. One of the proposals being presented to the meeting is to approve an amendment to its amended and restated memorandum and articles of association, as amended and currently in effect to give its board the right to extendthe lifetime of IXAQ from October 12, 2024 on a monthly basis up to twelve (12) times to October 12, 2025 (or such earlier date as determined by the board).
On October 9, 2024, IXAQ shareholders approved the amendment to its amended and restated memorandum and articles of association to give its board the right to extend the lifetime of IXAQ from October 12, 2024 on a monthly basis up to twelve (12) times to October 12, 2025 (or such earlier date as determined by the board).
During the negotiations with AKOM, the IXAQ Board approved monthly extensions and therefore the monthly funding of the trust account.
At each Board meeting, IXAQ’s CEO and CFO/COO presented the status of each potential acquisition together with key due diligence findings and points under negotiation. The Board worked closely with Edward Chen, Managing Partner of Carnegie Park Capital on deciding which acquisition targets to pursue. The Board sought the advice of Edward Chen since Carnegie Park Capital was a principal investor in IXAQ’s sponsor, IXAQ Sponsor LLC.
Opinion of ValueScope, Inc. as Fairness Opinion Provider
ValueScope was retained by IXAQ to provide its opinion as to the fairness, from a financial point of view, to the IXAQ Stockholders regarding the Business Combination. On May 13, 2024, ValueScope delivered its opinion to the IXAQ Board, to the effect that, based on financial, business and operating information available to it as of September 30, 2023, the total consideration to be paid by IXAQ in the Business Combination is fair to the shareholders of IXAQ from a financial point of view.
The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex H to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by ValueScope in preparing its opinion. However, neither ValueScope’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any IXAQ Stockholder as to how such IXAQ Stockholder should act or vote with respect to any matter relating to the proposed Business Combination or otherwise, including, without limitation, whether any such IXAQ Stockholder should redeem.
The opinion was addressed to the IXAQ Board for the use and benefit of the members of the IXAQ Board (in their capacities as such) in connection with its evaluation of the Business Combination. ValueScope’s opinion was just one of several factors the IXAQ Board took into account in making its determination to approve the Business Combination, including the factors described elsewhere in this proxy statement/prospectus.
ValueScope’s opinion only addressed whether, as of the date of the opinion, the consideration to be issued in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to the shareholders of IXAQ. It did not address any other terms, aspects, or implications of the Business Combination, the Merger Agreement or any related or other transaction or agreement, including, without limitation, (i) the PIPE Investment, other than assuming the consummation thereof; (ii) the agreements to be entered into in connection with the Merger Agreement, (iii) any term or aspect of the Business Combination that is not susceptible to financial analysis, (iv) the fairness of any portion or aspect of the Business Combination (other than the total consideration to be paid by IXAQ in the Business Combination) to the holders of any class of securities, creditors or other constituents of IXAQ, or any other party, (v) the appropriate capital structure of IXAQ or AKOM or whether IXAQ should be issuing debt or equity securities or a combination of both in the Business Combination, nor (vi) any capital raising or financing transaction contemplated by IXAQ, including, without limitation, the PIPE Investment. ValueScope did not express any opinion as to the value of shares of IXAQ’s Class A Common Stock, IXAQ’s Class B Common Stock or any other security or the prices at which shares of IXAQ’s Class A Common Stock, IXAQ’s Class B Common Stock, or any other security could trade, be purchased, or be sold at any time.
ValueScope’s opinion did not address the relative merits of the Business Combination as compared to any alternative transaction or business strategy that might have existed for IXAQ, or the merits of the underlying decision by the IXAQ Board or IXAQ to engage in or consummate the Business Combination. The financial and other terms of the Business Combination were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from ValueScope. In addition, ValueScope was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving IXAQ.
ValueScope was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Merger, the securities, assets, businesses or operations of IXAQ, AKOM or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Business Combination, or (c) advise the IXAQ Board, IXAQ or any other party with respect to alternatives to the Business Combination. ValueScope’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of ValueScope’s opinion and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have had a material impact on ValueScope’s analyses and opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, ValueScope did not assume any obligation to update, review, or reaffirm its opinion to IXAQ or any other person or otherwise to comment on or consider events occurring or coming to ValueScope’s attention after the date of its opinion.
ValueScope received professional fees of $70,000, subject to hourly fees for material revisions for rendering its opinion and presentations to the IXAQ Board, no portion of which was contingent upon the completion of the Business Combination. In addition, IXAQ agreed to indemnify ValueScope and certain related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion.
In connection with its analysis, ValueScope has made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. ValueScope also took into account its assessment of general economic, market, and financial conditions, as well as its experience in business valuation in general, and with respect to similar transactions, in particular. ValueScope’s procedures, investigations, and financial analyses included, but were not limited to, a review of the term sheet and Merger Agreement, AKOM’s November 2023 marketing presentation as well as AKOM’s draft January 2024 investor presentation, SEC filings (including audited financial statements for the years ended December 31, 2021 and December 31, 2022, and unaudited condensed consolidated financial statements for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023), industry and market research, discussions with AKOM and IXAQ’s management, and other documents related to the Business Combination, IXAQ and AKOM. ValueScope performed certain valuation analyses using generally accepted valuation and analysis techniques, including a discounted cash flow and market approach analysis. ValueScope conducted such other analyses and considered such other factors as it deemed appropriate.
ValueScope, Inc.   ValueScope, Inc. is a valuation advisory and consulting firm based in Southlake, Texas. As a firm, ValueScope completes over 300 projects per year, most requiring valuation opinions or conclusions of value. Additionally, ValueScope’s principals and senior staff have been retained over 100 times by federal agencies to assist in valuation matters and dispute resolutions.
ValueScope’s principals and senior staff have issued numerous fairness opinions (as well as solvency opinions) for boards of directors and company shareholders for a period of 35 years. Within the last couple of years, ValueScope has issued multiple opinions relating to SPAC and “de-SPAC” transactions. Additionally, ValueScope has extensive experience with SPACs outside of fairness opinions and has recently conducted valuations of public and private placement warrants as well as rights for approximately a dozen SPACs.
Valuation Methodology — Income and Market Approaches.   ValueScope considered and applied the income and market approaches to derive an opinion of value, as these approaches are the most appropriate when conducting a valuation of a going concern. Under the income approach, ValueScope utilized the discounted cash flows (“DCF”) method, and, under the market approach, ValueScope considered the comparable transaction and guideline public company methods.
The income approach estimates the fair market value of a company based on the earnings, cash flow, and dividend-paying capacity of the company. The approach evaluates the present worth of the future economic benefits that accrue to the investors in a business. These benefits are discounted to present value at a rate of return that is commensurate with the company’s risk. This present value determines the fair market value of a business.
ValueScope developed a DCF model to arrive at AKOM’s market value of invested capital (“MVIC”) as of the Valuation Date. The DCF method first projects the cash flow the business is expected to produce over a discrete period. Then, each discrete cash flow is discounted to a present value at a rate that reflects the risk of receiving that amount at the time anticipated in the projection.
To better reflect these projections, items such as revenue, operating costs, capital expenses, and working capital were forecasted. These projections were used to determine the net cash flow generated by the business, which was then discounted to the present value using an appropriate discount rate. Total outstanding debt, if any, is then subtracted from the MVIC to arrive at the equity value.
The market approach considers the implied pricing in comparable public companies and third-party transactions of comparable businesses or assets. The first step in performing the public company analysis was the identification and selection of comparable companies. To be included in the sample, companies had to be engaged in the same or similar line of business as AKOM as of December 31, 2023. The second criterion was that the comparable companies face similar industry and economic risks. In order to use M&A information in a valuation engagement, the following two conditions must be met: (i) the transaction target must be similar to the company being valued in at least some respects, and (ii) the details of the transaction must be obtainable.

The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the public company and transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists.
Overview of Key Assumptions and Inputs
ValueScope performed a valuation analysis of AKOM as of December 31, 2023 (the “Valuation Date”). ValueScope reviewed AKOM’s historical financial results for 2021, and 2022, and for the nine months ending September 30, 2023. ValueScope projected AKOM’s financial performance for 2024, 2025, and 2026. ValueScope examined AKOM’s prospective operating plans and reviewed AKOM’s illustrative market sizing estimates for multiple potential target markets for AKOM to consider to pursue in the future included within AKOM’s November 2023 marketing presentation. ValueScope also reviewed AKOM’s draft January 2024 investor presentation, which included market sizing information for a subset of the potential target markets included in the November 2023 marketing presentation. AKOM’s 2024 draft investor presentation contained no projections or forecasts, but instead focused on market trends and AKOM’s technologies and solutions.
ValueScope focused its analysis on the two markets with the highest company priority and potential for customer traction: specifically drones, the material subset of AKOM’s strategic focus within Aerospace & Defense, and base stations, the material subset of AKOM’s strategic focus within Civilian Telecommunications As of ValueScope’s valuation and report date, AKOM was actively negotiating orders with beta clients for up to 100+ UAV connectivity systems and did not have any commitments. The following projected financial information was used in connection with the DCF analysis of AKOM.
Projected Income Statements
	For the Projected Period Ending:
	31-Dec-24	31-Dec-25	31-Dec-26
	12 months	12 months	12 months
Revenue	$15,000,000	$101,250,000	$173,750,000
Annual Growth Rate	575.0%	71.6%
Cost of sales (COS)	7,500,000	45,000,000	73,750,000
Gross Profit	7,500,000	56,250,000	100,000,000
Operating expenses	25,000,000	45,187,500	72,437,500
General and administrative	18,000,000	25,000,000	30,000,000
Selling and marketing	3,000,000	12,187,500	26,437,500
Research and development	4,000,000	8,000,000	16,000,000
Earnings before interest, taxes, depreciation & amortization (EBITDA)	(17,500,000)	11,062,500	27,562,500
Depreciation & amortization expense	1,800,000	1,807,500	1,895,000
Earnings before interest & taxes (EBIT)	(19,300,000)	9,255,000	25,667,500
Other income, net	—	—	—
Pretax income (EBT)	(19,300,000)	9,255,000	25,667,500
Total taxes	—	—	130,725
Net Income	($19,300,000)	$9,255,000	$25,536,775

The following are the key assumptions used in preparing the projections:
•
ValueScope projected organic revenue growth using a bottom-up methodology and based on discussions with management, prospective operating plans, and an analysis of the industry. ValueScope’s revenue projections for AKOM were based on management’s expectations relating to the number of drones and base stations they expect to deploy their technology for universal terminals with our high efficiency antennas and software-defined modems. ValueScope did not project any revenues from potential acquisitions or any additional product line other than sales relating to government payload and mobile backhaul hardware. ValueScope projected revenue of $15.0 million in 2024, $101.3 million in 2025, and $173.8 million in 2026.

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ValueScope projected cost of sales based on discussions with management, a review of AKOM’s historical financials, and an analysis of the industry. Throughout the forecast period, cost of goods sold were projected to be 50.0% for government payload and 28.6% for mobile backhaul. Gross profit margins of 50.0%, 55.6% and 57.6% were forecasted for 2024, 2025, and 2026, respectively, consistent with industry norms.

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ValueScope projected operating expenses based on discussions with management, a review of AKOM’s historical financials, and an analysis of the industry. ValueScope projected general & administrative expenses to be $18.0 million in 2024, $25.0 million in 2025, and $30.0 million in 2026. ValueScope projected selling & marketing expenses to be $3.0 million in 2024, $3.0 million plus 35.0% of mobile backhaul revenues in 2025, and $5.0 million plus 35.0% of mobile backhaul revenues in 2026. ValueScope projected research & development expenses to be $4.0 million in 2024, $8.0 million in 2025, and $16.0 million in 2026. EBITDA margins of negative 116.7% were forecasted for 2024, and positive 10.9% and 15.9% were forecasted for 2025 and 2026, consistent with industry norms.

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Based on a discussion with management and a review of AKOM’s historical financials, ValueScope projected annual capital expenditures of $3.0 million to $3.5 million from 2024 through 2026. AKOM does not manufacture its products in house.

•
ValueScope forecasted additions to working capital based on discussions with management and a review of AKOM’s historical financials, and industry data. Working capital as a percentage of revenue was forecasted to be 60.0% of revenues in 2024, 20.0% of revenues in 2025, and 15.0% of revenues in 2026, consistent with industry norms.

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To determine an appropriate discount rate, ValueScope calculated the weighted average cost of capital (WACC) of AKOM as a whole. The WACC approximates the expected return required by debt and equity holders on invested capital within the industry for a company of a similar nature. ValueScope determined the WACC of 33.2% based on a cost of equity of 40.0%, pre-tax cost of debt of 11.0%, a tax rate of 21.0%, and a debt-to-capital ratio of 21.7%.

•
At the end of ValueScope’s three-year forecast period in its DCF analysis, ValueScope calculated AKOM’s terminal value based on the application of a commonly used valuation metric in the industry: the enterprise value to sales multiple (EV/Sales). The applicable EV/Sales multiple was determined to be 5.5x based on observed pricing of the comparable public companies and transactions.

In ValueScope’s selection of the comparable public companies, ValueScope researched and analyzed the flat panel antenna and satellite equipment industries. The publicly traded companies selected from these industries comprehensively represent a similar business profile as AKOM.
Several of the publicly traded companies operate as “pure play” antenna and ground equipment companies. A few of these companies are heavily diversified offering a broad range of satellite services; however, each of these companies has material market share and influence in the flat panel antenna market. All ten companies have similar suppliers and products and face similar business and economic risks relative to the Company.
Comparable Public Companies:
•
Digi International Inc.

•
KVH Industries, Inc.

•
Gilat Satellite Networks Ltd.

•
Satixfy Communications Ltd.

•
Ovzon AB

•
MDA Ltd.

•
Viasat, Inc.

•
SES S.A.

•
C-Com Satellite Systems Inc.

•
Cyberlux Corporation

For the determination of the terminal EV/Sales multiple, ValueScope also considered transactions involving target companies comparable to AKOM. In doing so, ValueScope analyzed 7 comparable M&A transactions from the S&P Capital IQ database, Thales’ website, and Satixfy’s PIPE Presentation. These transactions involved target companies within the flat panel antenna and satellite equipment industries. ValueScope did not exclude any transactions or comparable public companies that met their criteria. The comparable transactions consisted of the following:
•
Cobham acquired by Thales:   Cobham produces a wide range of aviation antennas for both civilian and military applications. The transaction announced in July 2023 at a 5.5x EV/’FY23 S multiple on estimated $200 million in revenue for a total transaction value of $1.2 billion on an implied enterprise value of $1.1 billion.

•
PCTEL acquired by Amphenol:   PCTEL designs, develops and manufactures industrial-grade antenna products that enable customers to deliver critical wireless connectivity. The transaction closed in December 2023 at a 1.3x EV/S multiple on $87 million in revenue for a total transaction value of $140 million on an implied enterprise value of $110 million.

•
Dish Network acquired by Echostar:   Dish Network Corporation provides satellite-based pay-TV and wireless services in the United States. The transaction closed in December 2023 at a 1.6x EV/S multiple on $16.0 billion in revenue for a total enterprise value of $25.1 billion.

•
Ball Aerospace acquired by BAE Systems:   Ball Aerospace & Technologies provides a wide range of antennas to meet military grade specifications and needs. The transaction closed in August 2023 at a 2.8x EV/S multiple on $2.0 billion in revenue for a total transaction value of $5.5 billion.

•
Maxar acquired by Advent International:   Maxar provides government and commercial customers space infrastructure solutions, as well as secure, precise, and geospatial intelligence solutions. The transaction closed in May 2023 at a 3.7x EV/S multiple on $1.7 billion in revenue for a total transaction value of $6.6 billion.

•
Satixfy acquired by Endurance:   Satixfy provides satellite-based solutions for customers in Transportation, Maritime, Heavy Machinery, Natural Resources, and Government. The transaction closed in October 2022 at a 2.5x EV/’FY24 S multiple on $166 million in estimated FY24 revenue for a total transaction value of $415 million.

•
Orbcomm acquired by GI Partners:   Orbcomm provides satellite-based solutions for customers in Transportation, Maritime, Heavy Machinery, Natural Resources, and Government. The transaction closed in April 2021 at a 4.7x EV/S multiple on $246 million in revenue for a total transaction value of $1.2 billion.

In the DCF analysis, ValueScope calculated AKOM’s terminal value based on the application of an enterprise value to sales multiple (EV/Sales) as this multiple is a commonly used valuation metric in the industry. ValueScope performed a DCF sensitivity analysis based on the terminal EV/Sales multiple and discount rate to determine a range of value under the income approach. The lower-bound of the range utilized a discount rate of 34.2% and an EV/Sales multiple of 5.3x, and the upper bound of the range utilized a discount rate of 32.2% and an EV/Sales multiple of 5.7x.
Based on a review of the comparable transactions and public companies, ValueScope selected and applied an EV/Sales multiple range of 3.4x to 4.0x to AKOM’s projected 2025 revenues to determine a range of value for AKOM under the market approach.

Conclusion & Opinion.   ValueScope’s analysis provided a fair market valuation range of AKOM’s enterprise of approximately $349.9 to $404.1 million. Based on ValueScope’s analysis, it is ValueScope’s opinion that the Business Combination is “fair” to the IXAQ Stockholders from a financial perspective.
Disclosure of Prior Relationships.   During the two years preceding the date of the opinion, ValueScope has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.
IXAQ Board of Directors’ Reasons for the Approval of the Business Combination
IXAQ was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. The IXAQ Board sought to use the networks and industry experience of the IXAQ Team, including IXAQ’s Board, IXAQ’s management as well as a number of advisors, to identify and acquire one or more businesses.
In the opinion of the IXAQ Board, IXAQ’s management team, including its directors and officers, are qualified to evaluate the Business Combination with AKOM. The IXAQ Board and management collectively have extensive transactional experience. A detailed description of the experience of IXAQ’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “IXAQ’s Directors and Executive Officers”.
In evaluating the transaction with AKOM, the IXAQ Board consulted with its legal counsel and accounting and other advisors and received a fairness opinion from ValueScope, as described above. In determining that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are in IXAQ’s best interests, the IXAQ Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. Moreover, each of IXAQ’s directors were asked to consider the potential conflicts of interest arising from their personal circumstances, existing fiduciary obligations, and other factors, if any. No director of IXAQ disclosed any pre-existing relationship with AKOM. Furthermore, the opportunity with AKOM was presented to IXAQ by one of its underwriters, Cantor.
The IXAQ Board was also made aware that AKOM was introduced to IXAQ by Cantor and Cantor Asia, that Cantor and Cantor Asia attended certain meetings where the potential transaction was discussed, and that Cantor was one of the underwriters of IXAQ’s IPO. Neither Cantor nor Cantor Asia is an indirect shareholder of either the Sponsor or AKOM. The IXAQ Board considered this fact among other matters, during its evaluation and approval of the Merger Agreement, including that (i) IXAQ obtained a fairness opinion, and (ii) that shareholders could take these facts into consideration when deciding whether to vote in favor of the Business Combination.
In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the IXAQ Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the IXAQ Board considered in reaching its determination and supporting its decision. The IXAQ Board viewed its decision as being based on all of the information available and the factors presented to and considered by the IXAQ Board. In addition, individual directors may have given different weight to different factors. The IXAQ Board realized that there can be no assurance about future results, including results considered as disclosed in the following reasons. This explanation of IXAQ’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.” When you consider the IXAQ Board’s recommendation, you should be aware that IXAQ’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of IXAQ’s shareholders generally. See “— Interests of Certain Persons in the Business Combination.” for additional information.
In particular, the IXAQ Board considered the following reasons or made the following determinations, as applicable:
•
Favorable prospects for future growth and financial performance.   Current information and forecast projections from ValueScope (as included in the ValueScope opinion) regarding (i) general economic, industry, regulatory, and financial market conditions; (ii) AKOM’s business, prospects, financial condition, quality of governance, operations, technology, services, management, competitive position, and strategic business goals and objectives; and (iii) opportunities and competitive factors within AKOM’s industry. The IXAQ Board did not consider or rely on any financial projections provided by AKOM’s management separately from those prepared by ValueScope.
•
Positioned to benefit from need for over-the-horizon communications in the defense industry.   AKOM has recently demonstrated traction within the defense industry and specifically delivering integrated over-the-horizon satellite communications solutions for unmanned aerial vehicles (UAVs) engaged in intelligence, surveillance and reconnaissance (ISR) missions. AKOM’s over-the-horizon satellite communications solutions are also understood to be broadly applicable for diverse applications beyond unmanned platforms by AKOM’s current and potential military and government customers. Geopolitical tensions in general, and the conflict in Ukraine in particular, have increased demand from AKOM’s current and potential defense partners and government and military customers. Recent geopolitical events are expected to contribute to an increase in demand for AKOM’s defense solutions from its current and potential partners and customers.

•
Positioned to benefit from easing travel restriction.   AKOM has historically aimed to serve the commercial aviation industry. Travel restrictions during the COVID-19 pandemic reduced demand from AKOM’s current and potential commercial aviation partners and customers. The return to pre-pandemic levels of travel is expected to contribute to an increase in demand for AKOM’s commercial aviation solutions from its current and potential partners and customers.

•
Positioned to benefit from deployment of 5G Advanced and 6G mobile networks.   The evolution of standards and network design for 5G Advanced and 6G mobile networks is expected to increase demand for satellite communications services to be delivered to cell towers and base stations. Recent developments by the mobile network standards body, 3GPP, is expected to contribute to an increase in demand for AKOM’s civilian telecommunications solutions from its current and potential partners and customers.

•
Benefit from offering comprehensive end-to-end satellite communications solutions.   AKOM offers comprehensive, end-to-end satellite communications solutions, which require complex integration of systems to meet the mission and program requirements of current and potential customers. These solutions include both the development of AKOM’s proprietary technologies as well as the strategic sourcing of technologies from AKOM’s current and potential partners.

•
Benefit from offering carrier-neutral, multi-orbit satellite communications solutions.   AKOM offers carrier-neutral, multi-orbit satellite communications solutions, which aim to deliver its current and potential customers with additional resiliency and performance, while also enabling additional choice among satellite carriers. These solutions include both the development of AKOM’s proprietary technologies as well as the strategic sourcing of technologies from AKOM’s current and potential partners.

•
Attractive market with growth.   The IXAQ Board believes that the satellite communications market, in general, will experience growing demand.

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Attractive competitive position.   The IXAQ Board believes that the differentiated solutions that AKOM has developed, is developing and aims to develop, are sufficiently novel and complex that AKOM will experience limited direct competition in the near-term.

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Management team with extensive experience in the aerospace and defense, satellite communications and semiconductor industries.   AKOM is led by a management team with extensive experience in the aerospace and defense, satellite communications and semiconductor markets. See “Directors and Executive Officers of the Combined Company after the Business Combination”.

•
Best available opportunity at the current time and in current market conditions.   The IXAQ Board determined, in the context of the broader macroeconomic conditions, and after a thorough review of other business combination opportunities reasonably available to IXAQ, that the proposed Business Combination represents the best potential business combination for IXAQ based upon the process utilized to evaluate and assess other potential acquisition targets, and the IXAQ Board’s belief that such processes had not presented a better alternative.

•
Continued significant ownership by AKOM.   The IXAQ Board considered that AKOM’s existing equity holders would be receiving a significant amount of the Combined Company’s shares in the proposed Business Combination and that AKOM’s principal shareholders and key executives are “rolling over” their existing equity interests of AKOM into equity interests in the Combined Company. The current AKOM shareholders are expected to own approximately 59.1% of the outstanding the Combined Company’s shares, constituting approximately 59.1% of the voting power of the Combined Company’s shares, assuming none of IXAQ’s public shareholders exercise their redemption rights in connection with the Business Combination.

•
Fairness opinion.   The IXAQ Board considered the fairness opinion received by ValueScope, as described above.

•
Likelihood of closing the Business Combination.   The IXAQ Board believes that an acquisition by IXAQ has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

•
Terms of the Merger Agreement are reasonable.   The IXAQ Board believes that the terms of the Merger Agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction.

The IXAQ Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to the following:
•
Business risk.   The risk that the future financial performance of AKOM may not be consistent with illustrative market sizing analyses provided by AKOM due to factors in AKOM’s control or out of AKOM’s control, such as market acceptance of use of satellite communications related technologies, government and military budgets for unmanned platforms for defense applications and for network resiliency projects, rate of adoption of inflight connectivity solutions by commercial airlines, rate of adoption of satellite backhaul for mobile network operators, AKOM’s failure to attract and retain customers, to adapt to new businesses environment, to comply with relevant government regulations, to maintain current and to secure additional licenses to deliver satellite services, to maintain and expand effective partnerships with satellite and satellite constellation operators, to obtain sufficient capital, to maintain its competitive edge in the satellite communications business, among others, and the risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•
Industry and regulatory risk.   The risk that the satellite communications industry in which AKOM operates is significantly impacted by the regulatory environment and/or significant adverse regulatory or policy developments.

•
Financial governance risk and costs.   The fact that AKOM has been operating without a full-time Chief Financial Officer (CFO) since the retirement of its previous CFO, Tristan Kuo, in August of 2022, which may have resulted in the material weaknesses in internal control over financial reporting and disclosure controls and procedures described in the risk factor entitled “We have identified material weaknesses in our internal control over financial reporting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results and prevent fraud. As a result, current and potential stockholders could lose confidence in our financial statements, which would harm the trading price of our common stock”, and the costs that AKOM may incur to remediate these internal control and disclosure control weaknesses.

•
Working capital constraints and costs.   The fact that AKOM has been operating with significant cash restraints and focusing materially all of its limited resources on developing its solutions to meet the demand of its current and potential customers, and the costs that AKOM may incur to remediate aged payables and other accrued liabilities in future periods.

•
Corporate governance risks and costs.   The fact that AKOM has been operating as an OTC company, which does not explicitly require the level of comprehensive corporate governance investors expect to see in a Nasdaq-listed business, and the costs, time and effort that AKOM may incur to strengthen its infrastructure and governance framework.

•
Intellectual property risk and costs.   The fact that AKOM does not currently have any patented technologies, but instead has been developing proprietary technologies that are currently only protected as trade secrets, which may impair AKOM’s ability to benefit commercially and financially from its technical know-how and inventions, and the costs that AKOM may incur in the future to achieve a comprehensive level of intellectual property protection as may be instrumental to support its continued growth.

•
Closing of the Business Combination may not occur.   The risks and costs to IXAQ if the Business Combination is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in IXAQ being unable to affect a business combination within the timeframe set forth under IXAQ’s current charter, forcing IXAQ to liquidate the trust account.

•
Current public shareholders exercising redemption rights.   The risk that some of IXAQ’s current public shareholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

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Closing conditions of the Business Combination.   The fact that the Closing is conditioned on satisfying certain closing conditions, many of which are not within IXAQ’s control.

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IXAQ shareholders not holding a majority position in the Combined Company.   The fact that IXAQ shareholders will not hold a majority position in the Combined Company following the Business Combination, which may reduce the influence that IXAQ’s current shareholders have on the Combined Company’s management.

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Litigation related to the Business Combination.   The risk of potential litigation challenging the Business Combination, which could enjoin consummation of the Business Combination.

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Transaction fees and expenses incurred by IXAQ.   The substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on IXAQ’s cash reserves and operating results if the Business Combination is not completed.

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Negative impact resulting from the announcement of the Business Combination.   The possible negative effect of the Business Combination and public announcement of the Business Combination of IXAQ’s financial performance, operating results, and share price.

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Other risks.   Other factors that the IXAQ Board deemed relevant, including various other risks associated with the Business Combination, IXAQ’s business, and AKOM’s business as described under “Risk Factors.”

Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — Reasons for IXAQ Board’s Approval of the Business Combination,” the IXAQ Board concluded that the Business Combination met the requirements disclosed in the IPO prospectus with respect to IXAQ’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

Ownership of AKOM Pubco after the Closing
The following table illustrates estimated ownership levels in AKOM Pubco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and AERKOMM Options and AERKOMM Convertible Notes that will be assumed by IXAQ in the Proposed Transaction.
	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
IXAQ Public Shareholders	1,610,373	7.3	1,207,780	5.6%	805,187	3.8%	402,594	2.0%	—	*
Sponsor	3,001,591	13.6	3,001,591	13.8%	3,001,591	14.1%	3,001,591	14.3%	3,001,591	14.7%
Anchor Share Holders	1,310,909	5.9	1,310,909	6.1%	1,310,909	6.1%	1,310,909	6.3%	1,310,909	6.3%
AERKOMM Shareholders	12,902,315	58.3	12,902,315	59.5%	12,902,315	60.6%	12,902,315	61.8%	12,902,315	63.0%
SAFE Investors	224,800	1.0	224,800	1.0%	224,800	1.0%	224,800	1.1%	224,800	1.1%
PIPE Investors	3,043,478	13.8	3,043,478	14.0%	3,043,478	14.3%	3,043,478	14.5%	3,043,478	14.9%
Total	22,093,466	100%	21,690,873	100%	21,288,280	100%	20,885,687	100%	20,483,093	100%
Dilutive Instruments
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming public stockholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of common stock at a price of $11.50 per share and AERKOMM Options and Warrants that will be assumed by IXAQ in the Proposed Transaction.
	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Share	Percentage	Share	Percentage	Share	Percentage	Share	Percentage	Share	Percentage
IXAQ Public Shareholders(1)	1,610,373	3.6%	1,207,780	2.7%	805,187	1.8%	402,594	1.0%	—	—
Sponsor(2)(3)	3,001,591	6.6%	3,001,591	6.7%	3,001,591	6.8%	3,001,591	6.8%	3,001,591	6.8%
Anchor Share Holders(3)	1,310,909	2.9%	1,310,909	2.9%	1,310,909	3.0%	1,310,909	3.0%	1,310,909	3.0%
AERKOMM Shareholders	12,902,315	28.5%	12,902,315	28.8%	12,902,315	29.0%	12,902,315	29.3%	12,902,315	29.5%
SAFE Investors(4)	224,800	0.5%	224,800	0.5%	224,800	0.5%	224,800	0.5%	224,800	0.6%
PIPE Investors	3,043,478	6.7%	3,043,478	6.8%	3,043,478	6.9%	3,043,478	6.9%	3,043,478	7.0%
Public Warrant Holders(5)	11,500,000	25.4%	11,500,000	25.7%	11,500,000	25.8%	11,500,000	26.1%	11,500,000	26.4%
Private Placement Warrant Holders (Sponsor)(6)	7,150,000	15.8%	7,150,000	15.9%	7,150,000	16.1%	7,150,000	16.2%	7,150,000	16.4%
AERKOMM Warrants	3,212,182	7.1%	3,212,182	7.2%	3,212,182	7.2%	3,212,182	7.3%	3,212,182	7.4%
AERKOMM Options	1,276,806	2.8%	1,276,806	2.8%	1,276,806	2.9%	1,276,806	2.9%	1,276,806	3.0%
Fully Diluted Shares	45,232,454	100%	44,829,861	100%	44,427,268	100%	44,024,675	100%	43,622,081	100%

(1)
Excludes shares issuable upon the exercise of 11,500,000 outstanding Public Warrants, which shares are presented in the row titled “Public Warrant Holders”.

(2)
Excludes shares issuable upon the exercise of 7,150,000 Private Placement Warrants which shares are presented in the row titled “Private Placement Warrant Holders (Sponsor),” made up of 6,150,000 Sponsor Private Placement Warrants and 1,000,000 Underwriters Private Placement Warrants.

(3)
The Sponsor and Anchor Share Holders agreed to forfeit 25% of their holding in the event that the Incentive merger consideration milestone targets are met, as such the shares are removed from outstanding shares as they are now subject to forfeiture.

(4)
Excludes 211,312 additional IXAQ Common Stock subject to Incentive SAFE consideration milestones.

(5)
Reflects shares issuable upon the exercise of the Public Warrants sold as part of the units sold in IXAQ’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(6)
Reflects shares issuable upon the exercise of the Private Placement Warrants sold as part of the Private Placement Units purchased by Sponsor simultaneously with the closing of IXAQ’s IPO, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing.

Per Share Value
The table below shows the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming IXAQ Public Stockholders in each redemption scenario and sets forth, on a disaggregated basis, the potential dilutive impact from various sources in each redemption scenario.
	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions
	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)	Shares	Per Share Value(1)
Base scenario	22,093,466	$11.50	21,690,873	$11.50	21,288,280	$11.50	20,885,687	$11.50	20,483,093	$11.50
Shares underlying Public Warrants	33,593,466	$7.56	33,190,873	$7.52	32,788,280	$7.47	32,385,687	$7.42	31,983,093	$7.37
Shares underlying Private Placement Warrants	29,243,466	$8.69	28,840,873	$8.65	28,438,280	$8.61	28,035,687	$8.57	27,633,093	$8.52
Shares underlying AERKOMM dilutive instruments	26,582,454	$9.56	26,179,861	$9.53	25,777,268	$9.50	25,374,675	$9.47	24,972,081	$9.43

(1)
Based on a post-transaction equity value of approximately $254,074,859 in the No Redemptions Scenario, $249,445,040 in the 25% Redemptions Scenario, $244,815,220 in the 50% Redemptions Scenario, $240,185,401 in the 75% Redemptions Scenario and $235,555,570 in the Maximum Redemptions Scenario, and assuming an ascribed value per share of $11.50.

Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination
In considering the recommendation of the IXAQ Board in favor of approval of the Business Combination, it should be noted that IXAQ’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•
The Sponsor paid (i) $25,000 or approximately $0.004 per share for the Founder Shares, which such Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $47,225,027, based on the $11.80 closing price of the IXAQ Class A Ordinary Shares on Nasdaq on October 21, 2024, (ii) $65,190 for the Private Placement Warrants based on the closing price of $0.0106 per Warrant on October 21, 2024. We estimate that, at the Closing, the Sponsor will hold an aggregate of [•] shares of AKOM Pubco Common Stock and 6,150,000 AKOM Pubco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $11.80 closing price of the IXAQ Class A Ordinary Shares and the $0.0106 closing price of the IXAQ Warrants on Nasdaq on October 21, 2024. However, given that such shares of AKOM Pubco Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, IXAQ believes such shares have less value.

•
If IXAQ does not consummate a business combination by October 12, 2025 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the IXAQ Board, liquidating and dissolving, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Founder Shares owned by the Sponsor would be worthless because following the redemption of the Public Shares, IXAQ would likely have few, if any, net assets and because the Insiders have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of the Founder Shares if IXAQ fails to complete a business combination within the required period. Additionally, in such event, the Private Placement Warrants (including the underlying securities) will also expire worthless. IXAQ’s directors and executive officers have an indirect economic interest in the Private Placement Warrants and Founder Shares owned by the Sponsor.
•
As a result of the low purchase price paid for the Founder Shares, even if the trading price of the AKOM Pubco Common Stock were as low as $[•] per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the AKOM Pubco Common Stock and AKOM Pubco Warrants issued in respect of the Private Placement Warrants or the Public Shares held by the Sponsor) would be approximately equal to the investment in IXAQ by the Sponsor. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in us even at a time when the AKOM Pubco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and IXAQ liquidates without completing another initial business combination before the end of the completion window, the Sponsor would lose its entire investment in us.

•
Upon liquidation, the Sponsor will lose its entire investment in the Founder Shares and Private Placement Warrants, which totals $[•] in the aggregate. The potential loss of this investment could incentivize the Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation.

•
IXAQ’s existing directors and officers will be eligible for continued indemnification and continued coverage under IXAQ’s directors’ and officers’ liability insurance policy after the Merger and pursuant to the Merger Agreement and indemnification agreements entered into with such directors and officers in connection with the IPO.

•
Pursuant to the A&R Registration Rights Agreement, the Insiders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the AKOM Pubco Common Stock and AKOM Pubco Warrants held by such parties following the consummation of the Proposed Transaction. We estimate that the Insiders will hold an aggregate of [•] shares of AKOM Pubco Common Stock and 6,150,000 AKOM Pubco Warrants subject to registration rights.

•
The Current Charter provides that IXAQ renounces its interest in any corporate opportunity offered to any director or officer of IXAQ. This waiver allows IXAQ’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target as well as the investment objectives of the entity. Therefore, in the course of their other business activities, IXAQ’s officers and directors could have become aware of investment and business opportunities which might have been appropriate for presentation to IXAQ as well as the other entities with which they are affiliated. These conflicts may not have been resolved in IXAQ’s favor and such potential business opportunities could have been presented to other entities and not IXAQ. Notwithstanding the foregoing, IXAQ does not believe that the waiver of the application of the corporate opportunity doctrine in the Current Charter otherwise had a material impact on its search for a potential business combination target.

The Merger Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates set forth therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the

Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about IXAQ, AERKOMM or any other matter.
Structure of the Merger
On March 29, 2024, IXAQ entered into the Merger Agreement (as amended by the Amendment dated as of September 25, 2024) with Merger Sub and AERKOMM, pursuant to which, among other things, (i) IXAQ will change its jurisdiction of incorporation by de-registering from the Register of Companies in the Cayman Islands and migrating to and domesticating as a Delaware corporation in accordance with IXAQ’s organizational documents, Section 388 of the DGCL, and the Companies Act and (ii) following the Domestication, Merger Sub will merge with and into AERKOMM, after which the separate corporate existence of Merger Sub will cease and AERKOMM will be the surviving corporation and a wholly-owned subsidiary of IXAQ. IXAQ will change its name to “AKOM Inc.”
Consideration and Structure
Under the Merger Agreement, “Aggregate Merger Consideration” means (i) the Closing Merger Consideration plus (ii) the Incentive Merger Consideration actually earned. A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) fifty percent (50%) of $400,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, and plus (d) the Working Capital Variance from Target (which may be a negative number). The “Incentive Merger Consideration” means a number of IXAQ Class D Common Stock equal to the quotient obtained by dividing (a) the Incentive Purchase Price, by (b) $11.50. The “Incentive Purchase Price” means a dollar amount that is fifty percent (50%) of $400,000,000.
A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) $200,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, plus (d) the Working Capital Variance from Target (which may be a negative number). Based on the financial statements as of June 30, 2024, the number of shares of common stock issued at closing would be 22,093,466 assuming no further redemption scenario and 20,483,093 under the maximum redemption scenario. The “Incentive Merger Consideration” means 17,391,304 shares of IXAQ Class D Common Stock. Of which 1,276,806 are allocated to options outstanding, 3,212,182 allocated to warrants outstanding and 12,902,315 to the shares outstanding held by AERKOMM shareholders.
From and after the Closing until the fifth anniversary of the Closing Date (the “Calculation Period”), in the event that over any fifteen (15) trading days within any thirty (30)-trading day period during the Calculation Period the daily VWAP of the shares of IXAQ Class A Common Stock is greater than or equal to US$12.50 per share (“First Milestone Event”), US $15.00 per share (“Second Milestone Event”) or US $17.50 per share (“Third Milestone Event”), AERKOMM stockholders immediately prior to the Effective Time (other than holders of dissenting shares) will be entitled to earn their pro rata portion of one third of the Incentive Merger Consideration for such milestone.
If, after the Closing and prior to the expiration of the Calculation Period, there occurs any transaction resulting in a Change in Control, then the Incentive Merger Consideration remaining in escrow at the consummation of such Change in Control shall immediately become due and payable in full within five (5) business days following the consummation of such Change in Control.

Conditions to Closing
The Closing is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of IXAQ and AERKOMM; (ii) the IXAQ’s initial listing application being conditionally approved for listing on a national securities exchange; (iii) the effectiveness of the registration statement; (iv) the Domestication will have been consummated on the day that is at least one Business Day prior to the Closing Date; (v) delivery of the respective certificates, authorizations and certificates of good standing from AERKOMM, IXAQ and Merger Sub; and (vi) the AKOM Pubco Board shall have been appointed as required by the Merger Agreement.
Representations and Warranties
Representations and Warranties of AERKOMM
The Merger Agreement contains representations and warranties made by AERKOMM to IXAQ and Merger Sub relating to a number of matters pertaining to AERKOMM and its subsidiaries, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Merger Agreement:
•
corporate organization, qualification to do business, good standing and corporate power of AERKOMM and each of its subsidiaries;

•
due authorization to enter into the Merger Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby, subject to approval by AERKOMM’s stockholders;

•
governmental and regulatory consents required in connection with the execution of the Merger Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•
absence of conflicts with organizational documents or applicable laws as a result of entering into the Merger Agreement or consummating the transactions contemplated thereby;

•
capitalization of AERKOMM;

•
subsidiaries of AERKOMM;

•
corporate records of AERKOMM;

•
required third party consent under material contracts;

•
financial statements of AERKOMM and their accuracy;

•
having established internal accounting controls;

•
absence of changes since the Balance Sheet Date (December 31, 2023);

•
title to assets used in the business of AERKOMM;

•
pending or threatened litigation;

•
validity, effectiveness and enforceability of material contracts;

•
effectiveness of approvals and permits necessary to conduct the business of AERKOMM;

•
compliance with laws;

•
rights in intellectual property used in the business;

•
employment matters and material compliance with applicable employment laws, withholding requirements, employee benefits plans,

•
rights in real property used in the business of AERKOMM;

•
filing of tax returns and payment of taxes due;

•
compliance with environmental laws;

•
broker’s and finder’s fees related to the transactions contemplated in the Merger Agreement;

•
identities of directors and officers of AERKOMM and each of its subsidiaries;

•
compliance with anti-corruption, money laundering, export control and similar laws;

•
insurance policies held by AERKOMM or its subsidiaries;

•
related party transactions involving AERKOMM or any of its subsidiaries;

•
neither AERKOMM nor any of its subsidiaries nor any of the managers, officers, members or employees of any of them having engaged in short sale of AERKOMM’s voting stock or any other type of hedging transactions involving securities of AERKOMM;

•
that AERKOMM is not an “investment company” within the meaning of the Investment Company Act of 1940; and

•
absence of material misstatements or omissions in AERKOMM’s SEC filings and mailings to IXAQ’s shareholders.

Certain of these representations and warranties are qualified as to “knowledge”, “materiality” or “material adverse effect”.
Representations and Warranties of IXAQ and Merger Sub
The Merger Agreement contains representations and warranties made by IXAQ and Merger Sub to AERKOMM relating to a number of matters pertaining to IXAQ and Merger Sub, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Merger Agreement:
•
corporate organization, qualification to do business, good standing and corporate power of IXAQ and Merger Sub;

•
due authorization to enter into the Merger Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•
governmental and regulatory consents required in connection with the execution of the Merger Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•
absence of conflicts with organizational documents or applicable laws as a result of entering into the Merger Agreement or consummating the transactions contemplated thereby;

•
broker’s and finder’s fees related to the transactions contemplated in the Merger Agreement;

•
matters related to the issuance of the Aggregate Merger Consideration;

•
capitalization of IXAQ and Merger Sub;

•
accuracy of the information provided by IXAQ and Merger Sub for inclusion in this proxy statement/prospectus;

•
balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Merger on the Trust Account;

•
the listing of IXAQ’s securities on Nasdaq;

•
IXAQ Board’s approval of the Proposed Transaction;

•
compliance of SEC filings with applicable laws and SEC rules and requirements;

•
certain business practices of IXAQ;

•
IXAQ’s compliance with anti-money laundering laws;

•
disclosures of certain transactions between IXAQ or its subsidiaries and its directors, officers, employees, shareholder, warrant holders or affiliates;

•
litigation matters;

•
absence of certain indebtedness or other liabilities; and

•
tax matters

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”.
Material Adverse Effect
Under the Merger Agreement, certain representations and warranties of AERKOMM, IXAQ and Merger Sub are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Merger Agreement, a material adverse effect (“Material Adverse Effect”) means any fact, effect, event, development, change, state of facts, condition, circumstance or occurrence (an “Effect”) that, individually or together with one or more other contemporaneous Effect, (i) has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities, business or results of operations of the AERKOMM (AERKOMM and its subsidiaries) taken as a whole, on the one hand, or on IXAQ and Merger Sub, on the other hand, taken as a whole; or (ii) prevents or materially impairs or would reasonably be expected to prevent or materially impair the ability of the AERKOMM Securityholders and AERKOMM, on the one hand, or on IXAQ and Merger Sub, on the other hand to consummate the Merger and the other transactions contemplated by the Merger Agreement in accordance with the terms and conditions of this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include Effects (and solely to the extent of such Effects) resulting from an Excluded Matter.
An “Excluded Matter” as defined in the Merger Agreement means any one or more of the following: (a) general economic or political conditions; (b) conditions generally affecting the industries in which such Person or its Subsidiaries operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (e) any action required or permitted by the Merger Agreement or any action or omission taken by AERKOMM with the written consent or at the request of IXAQ or any action or omission taken by IXAQ or Merger Sub with the written consent or at the request of AERKOMM; (f) any changes in applicable Laws (including any COVID-19 Measures) or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (g) the announcement, pendency or completion of the transactions contemplated by the Merger Agreement; (h) any natural or man-made disaster, acts of God or epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures) or the worsening thereof; or (i) any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (a) through (d), clause (f) and clause (h) shall not apply to the extent that IXAQ and Merger Sub, taken as a whole, on the one hand, or AERKOMM Group, as a whole, on the other hand, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which they operate.
Covenants and Agreements
The parties have each made covenants relating to, among other things, the conduct of business, exclusivity and alternative transactions, access to information, notice of certain events, filing of the registration statement/proxy statement and other filings, shareholder approvals, reasonable best efforts and further assurances, confidentiality, directors’ and officers’ indemnification and liability insurance, tax matters, extension of time to consummate a business combination and matters relating to Section 16 of the Exchange Act.

AERKOMM has also made covenants relating to, among other things, compliance with laws, no insider trading, the preparation and delivery of certain audited and unaudited financial statements.
IXAQ has also made covenants relating to, among other things, IXAQ public filings, Trust Account proceeds and related available equity, obligations of Merger Sub and joinders to the Sponsor Support Agreement.
Conduct of Business by AERKOMM and IXAQ
Each of AERKOMM and IXAQ agreed that, except as expressly contemplated by the Merger Agreement or the other Ancillary Agreements or as set forth on the schedules to the Merger Agreement, from the signing of the Merger Agreement until the earlier of the Closing Date and the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), each party will conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and use its commercially reasonable efforts to preserve intact its business and assets. Without limiting the generality of the foregoing, and except as expressly contemplated by the Merger Agreement or the other Ancillary Agreements or as set forth on the schedules to the Merger Agreement, or as required by applicable law, during the Interim Period, without the other party’s prior written consent (which will not be unreasonably conditioned, withheld or delayed), neither AERKOMM, IXAQ, nor any of their subsidiaries, will be permitted to:
•
amend, modify or supplement its organizational or governing documents except as contemplated by the Merger Agreement, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

•
amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, any (A) in the case of AERKOMM and its subsidiaries, any material contract or lease or (B) in the case of IXAQ, any material contract, agreement, lease, license or other right or asset of IXAQ;

•
other than in the ordinary course of business consistent with past practice, modify, amend or enter into any contract, agreement, lease, license or commitment that extends for a term of one year or more or obligates the payment by AERKOMM or its subsidiaries or IXAQ, as applicable, of more than $250,000 (individually or in the aggregate);

•
other than in the ordinary course of business consistent with past practice, make any capital expenditures in excess of $250,000 (individually or in the aggregate);

•
sell, lease, license or otherwise dispose of any of AERKOMM’s or its subsidiaries’ or IXAQ’s, as applicable, material assets, except pursuant to existing contracts or commitments disclosed herein or in the ordinary course of business consistent with past practices;

•
solely in the case of AERKOMM and its subsidiaries, (i) transfer, sell, assign, lease, license, sublicense, covenant not to assert, encumber, subject to a lien (other than a Permitted Lien (as defined in the Merger Agreement)), abandon, allow to lapse, or otherwise dispose of any right, title or interest of AERKOMM or its subsidiaries in certain AERKOMM-owned intellectual property (other than non-exclusive licenses of such intellectual property granted to customers, end users, or service providers granted in the ordinary course of business); (ii) disclose any trade secrets to any third party (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business that contains reasonable protections therefor); or (iii) subject any source code for any AERKOMM software to any copyleft licenses;

•
(i) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; (ii) pay, declare or promise to pay any other amount to any shareholder or other equityholder in its capacity as such; and (iii) except as contemplated by the Merger Agreement or by any other Ancillary Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

•
(i) make any loan, advance or capital contribution to any person; (ii) incur any indebtedness including drawings under the lines of credit, in the case of AERKOMM and its subsidiaries, in excess of an aggregate principal amount of $500,000 or such lesser amount if the aggregate principal amount of such new indebtedness together with the aggregate principal amount all other indebtedness of AERKOMM and its subsidiaries would exceed $1,000,000 other than (1) loans evidenced by promissory notes made to IXAQ as working capital advances as described in the prospectus filed by IXAQ in connection with the IXAQ IPO and (2) intercompany indebtedness; or (iii) repay or satisfy any indebtedness, other than the repayment of indebtedness in accordance with the terms thereof;
•
suffer or incur any lien, except for Permitted Liens, on AERKOMM’s or its subsidiaries’ or IXAQ’s, as applicable, assets;

•
delay, accelerate or cancel, or waive any material right with respect to, any receivables or indebtedness owed to AERKOMM or its subsidiaries or write off or make reserves against the same (other than in the ordinary course of business consistent with past practice);

•
merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other person; make any material investment in any person; or be acquired by any other person;

•
terminate or allow to lapse any insurance policy protecting any of AERKOMM’s and its subsidiaries’ or IXAQ’s, as applicable, assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

•
waive, release, institute, compromise, settle or agree to settle any legal proceeding or any action before any governmental authority, in each case, where such waiver, release, institution, compromise or settlement is in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

•
except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

•
except in connection with the exercise of rights under securities set forth in the disclosure schedules to the Merger Agreement, issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities, amend, modify or waive any of the material terms or rights set forth in any IXAQ Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than any redemption by IXAQ of IXAQ Class A Ordinary Shares and IXAQ Units held by its Public Shareholders pursuant to the Cayman Constitutional Documents or as otherwise contemplated in the Merger Agreement or any other Ancillary Agreement;

•
(i) make, change or revoke any election in respect of material taxes; (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) settle or compromise any claim, notice, audit report or assessment in respect of material taxes; (v) enter into any tax allocation, tax sharing, tax indemnity or other closing agreement relating to any taxes; (vi) surrender or forfeit any right to claim a material tax refund, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes, or (viii) knowingly take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the intended tax treatment relating to the Domestication or the Merger;

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enter into any transaction with or distribute or advance any material assets or property to any of its affiliates, other than the payment of salary and benefits in the ordinary course;

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solely in the case of AERKOMM and its subsidiaries, other than as required by law or by the terms of an employee benefit plan (i) increase the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of any employee of AERKOMM or its subsidiaries or service provider of AERKOMM or its subsidiaries at the level of manager or above, except for annual compensation increases not to exceed 5% in the aggregate, (ii) accelerate the vesting or payment of any compensation or benefits of any employee or service provider of AERKOMM, (iii) enter into, amend, terminate, amend the actuarial assumptions used in respect of any employee benefit plan (or any plan, program, agreement or arrangement that would be an employee benefit plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (iv) make any loan to any present or former employee or other individual service provider of AERKOMM, other than advancement of expenses in the ordinary course of business consistent with past practices, (v) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization; (vi) adopt any severance or retention plan; (vii) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan; (viii) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of AERKOMM’s or its subsidiaries’ directors, officers, contractors or employees; (ix) hire or engage any new employee or consultant if such new employee or consultant will receive annual base compensation in excess of $500,000; or (x) waive any restrictive covenants with respect to an employee or service provider of AERKOMM or its subsidiaries;
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fail to duly observe and conform to any applicable laws and governmental orders;

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solely in the case of AERKOMM and its subsidiaries, (i) limit the right of AERKOMM or any of its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of AERKOMM and its subsidiaries, taken as a whole; or

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agree or commit to do any of the foregoing.

Proxy Solicitation
AERKOMM and IXAQ have agreed to, as promptly as practicable after the execution of the Merger Agreement, but no later than thirty (30) days after the execution of the Merger Agreement, jointly prepare, and IXAQ has agreed to file with the SEC, a mutually acceptable registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”). AERKOMM and IXAQ have agreed to use their reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated in the Merger Agreement.
IXAQ has agreed to use its best efforts to obtain all necessary state securities laws or “blue sky” governmental authorizations required to carry out the transactions contemplated in the Merger Agreement, and AERKOMM has agreed to furnish all information concerning itself and any of its equityholders as may be reasonably requested in connection with any such action.
IXAQ and AERKOMM have agreed to furnish to each other all information concerning itself and its officers, directors, managers and equityholders, and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by the Merger Agreement, or any other statement, filing, notice or application made by or on behalf of IXAQ or its subsidiaries or AERKOMM to any governmental authority or to Nasdaq, in connection with the Merger and the other transactions contemplated in the Merger Agreement.
IXAQ has agreed to, as soon as practicable, (i) cause the Registration Statement to be disseminated to the IXAQ shareholders in compliance with applicable law and the Merger Agreement and (ii) solicit proxies from the holders of IXAQ Ordinary Shares to vote in favor of each of the proposals set forth herein.
AERKOMM Stockholder Approval
The AERKOMM Board will recommend to AERKOMM Shareholders that they vote in favor of the Merger Agreement, each Ancillary Agreement to which AERKOMM is or will be a party, and the transactions contemplated thereby and other related matters, and the AERKOMM Board will not withhold, withdraw, amend, modify or change, in each case in a manner adverse to IXAQ, such recommendation. As promptly as practicable after the effective date of the Registration Statement, and in any event within five (5) business days following such date, AERKOMM will obtain and deliver to IXAQ the written consent of the AERKOMM shareholders holding at least the requisite number and class of issued and outstanding shares of AERKOMM Common Stock required to obtain AERKOMM Shareholder Approval of the Merger Agreement and the transactions contemplated thereby (the “AERKOMM Shareholder Approval”). Promptly following the receipt of the AERKOMM Shareholder Approval, and in any event within 10 business days following such receipt, AERKOMM will prepare and deliver to each AERKOMM Shareholder a written notice, in form and substance required under the DGCL that sufficient shareholder consents have been executed, which notice will include a description of any dissenters’ rights and any other disclosure, information or document required by applicable law.
AERKOMM Financial Information
AERKOMM agreed to deliver its consolidated interim financial information for each quarterly period to IXAQ no later than forty (40) calendar days following the end of each quarterly period. All of the financial statements to be delivered to IXAQ will be prepared under U.S. GAAP in accordance with requirements of the PCAOB for public companies. Additionally, such financial statements will be accompanied by a certificate of AERKOMM’s Chief Executive Officer to the effect that all such financial statements fairly present the financial position and results of operations of AERKOMM as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments. AERKOMM will promptly provide IXAQ with additional financial information reasonably requested by IXAQ for inclusion in the Registration Statement, this proxy statement/prospectus and any other filings to be made by IXAQ with the SEC.
Exclusivity
The Merger Agreement includes restrictions of the parties with respect to alternative transactions. As used in the Merger Agreement, “Alternative Transaction” means any of the following transactions involving AERKOMM or IXAQ, or IXAQ’s subsidiaries: (A) any merger, consolidation, share exchange, business combination or other similar transaction, (B) with respect to AERKOMM, any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of AERKOMM or its subsidiaries (other than sales of inventory in the ordinary course of business) or any capital stock or other equity interests of AERKOMM or its subsidiaries in a single transaction or series of transactions other than as expressly permitted or required by the Merger Agreement, or (C) with respect to IXAQ, any other Business Combination (as defined in the IXAQ Articles).
During the Interim Period, AERKOMM and its subsidiaries, on the one hand, and IXAQ, on the other hand, will not cause their respective representatives not to, without the prior written consent of the other party (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), directly or indirectly, (i) knowingly encourage, solicit, initiate, engage or participate in negotiations with any person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) approve, recommend or enter into any Alternative Transaction or any contract or agreement related to any Alternative Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Immediately following the execution of the Merger Agreement, AERKOMM and IXAQ agreed to cease and terminate any discussion or negotiations that may be ongoing with any other persons concerning any Alternative Transaction.
In the event that there is an unsolicited proposal for, or an indication of interest in entering into, an Alternative Transaction, communicated in writing to AERKOMM or IXAQ or any of their respective representatives (each, an “Alternative Proposal”), such party must, as promptly as practicable (and in any event within one (1) business day after receipt thereof), advise the other parties to the Merger Agreement, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the person making any such Alternative Proposal. The parties agreed to keep each other informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. However, the term “Alternative Proposal” does not include the receipt by IXAQ of any unsolicited communications (including the receipt of draft non-disclosure agreements) in the ordinary course of business inquiring as to IXAQ’s interest in a potential target for a business combination, provided, that IXAQ must inform the person initiating such communication of the existence of the Merger Agreement.
Nasdaq Listing
During the Interim Period, IXAQ will use reasonable best efforts to ensure that the IXAQ Units, Public Shares and IXAQ Warrants remain listed on Nasdaq. IXAQ will prepare and submit to Nasdaq an application to list the AKOM Pubco Common Stock and AKOM Pubco Warrants and will use its reasonable best efforts to cause the listing application to have been approved by Nasdaq, to satisfy all applicable initial listing requirements of Nasdaq and to cause all shares of AKOM Pubco Common Stock and AKOM Pubco Warrants issuable in accordance with the Merger Agreement to be approved for listing on Nasdaq, in each case, as promptly as reasonably practicable after the date of the Merger Agreement, and in any event as of immediately prior to the Effective Time.
On October 9, 2023, IXAQ received a written notice from the Nasdaq Listing Qualifications Department of Nasdaq indicating that IXAQ was not in compliance with Nasdaq Listing Rule 5450(a)(2), which requires IXAQ to maintain at least 400 total holders for continued listing on the Nasdaq Global Market (the “Minimum Total Holders Rule”). IXAQ had until April 8, 2024 (the “Extension Period”) to regain compliance with the rule.
On April 30, 2024, IXAQ received a notice (the “Notice”) from Nasdaq indicating that IXAQ did not regain compliance with the Minimum Total Holders Rule during the Extension Period. Pursuant to the Notice, unless IXAQ requests a hearing before the Nasdaq Hearings Panel (the “Panel”) by May 7, 2024, IXAQ’s securities would be subject to suspension and delisting from the Nasdaq Global Market at the opening of business on May 9, 2024, and a Form 25-NSE will be filed with the SEC, which will remove IXAQ’s securities from listing and registration on Nasdaq.
IXAQ timely requested a hearing before the Panel to appeal the Notice. The hearing request will stay the suspension of trading on IXAQ’s securities, and IXAQ’s securities will continue to trade on the Nasdaq Global Market until the hearing process concludes and the Panel issues a written decision. There can be no assurance that the hearing before the Panel will be successful.
On June 10, 2024, Nasdaq’s Listing Qualifications’ Staff submitted a memo to the Panel including background information about IXAQ, including its business description, financial information, market data and compliance history.
On June 18, 2024, IXAQ and AKOM attended the hearing before the Panel and presented their case to appeal the Notice requesting a stay of the suspension of trading on IXAQ’s securities, so that IXAQ’s securities could continue to trade on the Nasdaq Global Market.
On July 2, 2024, IXAQ received a decision in which the Panel determined, based on the information presented, to grant IXAQ’s request for continued listing until October 28, 2024, subject to the condition that on or before October 28, 2024, IXAQ shall demonstrate compliance with Listing Rule 5405.
On October 7, 2024, the Company received a notice from the Nasdaq’s Listing Qualifications’ Staff stating that as the Company had not completed an initial business combination within 36 months of the effective date of its registration statement in connection with its initial public offering, it was not in compliance with Nasdaq IM 5101-2 and was therefore subject to delisting. The Company had until October 14, 2024 to request a hearing before the Panel. The Company decided to request a hearing before the Panel. Trading in the Company’s securities was suspended at the opening of business on October 14, 2024. The hearing is scheduled for December 10, 2024.
Indemnification of Directors and Officers
All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of AERKOMM or IXAQ and persons who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of AERKOMM or IXAQ, as provided in their respective organizational documents or in any indemnification agreements will survive the Merger and will continue in full force and effect in accordance with their terms. Additionally, for a period of six (6) years after the Effective Time, AKOM Pubco will cause the organizational documents of AKOM Pubco, its subsidiaries, and AERKOMM to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses than are set forth as of the date of the Merger Agreement in the organizational documents of IXAQ and AERKOMM, as applicable, to the extent permitted by applicable law.
Prior to the Closing, IXAQ and AERKOMM will reasonably cooperate in order to obtain directors’ and officers’ liability insurance for AKOM Pubco and AERKOMM that will be effective as of Closing and will cover those persons who were directors and officers of AERKOMM prior to the Closing and those persons who will be the directors and officers of AKOM Pubco and its subsidiaries (including AERKOMM) at and after the Closing on terms not less favorable than the better of the terms of the current directors’ and officers’ liability insurance in place for AERKOMM’s directors and officers and the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as AERKOMM.
Prior to the Effective Time, AERKOMM is required to obtain and fully pay the premium for a six-year prepaid “tail” directors’ and officers’ liability insurance policy covering those persons who are currently covered by AERKOMM’s existing directors’ and officers’ liability insurance policies on terms and conditions substantially equivalent to the terms of such current insurance coverage.
AKOM Pubco Equity Incentive Plan and Employee Matters
Prior to the effective date of this Registration Statement, IXAQ will adopt the AKOM Pubco Equity Incentive Plan, which is attached as Annex C hereto. IXAQ and AERKOMM agreed that such incentive plan will have such number of shares available for issuance equal to fifteen percent (15%) of the AKOM Pubco Common Stock to be issued and outstanding immediately after the Closing.
Extension
On November 24, 2023, and as supplemented on December 6, 2023, IXAQ held an extraordinary general meeting of shareholders in lieu of an annual general meeting of shareholders on December 11, 2023 (the “Meeting”). At the Meeting, the Second Extension Amendment Proposal (as defined below) to further amend the Amended & Restated Memorandum and Articles of Association (the “Second Extension Amendment”) was approved. IXAQ filed the Second Extension Amendment with the Cayman Islands Registrar of Companies on December 12, 2023.
At the Meeting, IXAQ’s shareholders were presented with a proposal to approve, by way of special resolution, the Second Extension Amendment to give the board of directors the right to extend the date by which IXAQ must consummate a business combination from December 12, 2023 on a monthly basis up to ten (10) times until October 12, 2024 (or such earlier date as determined by the board of directors) (the “Second Extension”).
For each month of the Second Extension, IX Acquisition Sponsor LLC, IXAQ”s sponsor deposited additional funds into the trust account $50,000, an amount equal to the lesser of (x) $50,000 or (y) $0.025 for each of the IXAQ’s Public Shares that remains outstanding and is not redeemed in connection with the Second Extension (the “Contributions”).
On September 24, 2024, IXAQ filed a definitive proxy statement about an extraordinary general meeting in lieu of an annual general meeting of the shareholders, which is scheduled to be held on October 9, 2024, at 10:00 a.m. Eastern Time, at the offices of Loeb & Loeb LLP, located at 345 Park Avenue, 21st Floor, New York, New York 10154, or at such other time, on such other date and at such other place to which the meeting may be adjourned. One of the proposals being presented to the meeting is to approve an amendment to its amended and restated memorandum and articles of association, as amended and currently in effect to give its board the right to extend the lifetime of IXAQ from October 12, 2024 on a monthly basis up to twelve (12) times to October 12, 2025 (or such earlier date as determined by the board).
On October 9, 2024, IXAQ shareholders approved the amendment to its amended and restated memorandum and articles of association to give its board the right to extend the lifetime of IXAQ from October 12, 2024 on a monthly basis up to twelve (12) times to October 12, 2025 (or such earlier date as determined by the board).
Closing Conditions
The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. If not satisfied, there can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.
Conditions to the Obligations of All Parties
The obligations of all of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or written waiver (where permissible) by all of such parties of all of the following conditions:
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there will not be in effect any applicable law or order of or by any governmental authority restraining, prohibiting or imposing any condition on the consummation of the transactions contemplated by the Merger Agreement, including of the Merger;

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no governmental authority will have issued an order or enacted a law having the effect of prohibiting the Merger or making the Merger illegal, which order or law is final and non-appealable;

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the AERKOMM Shareholder Approval will have been obtained;

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after giving effect to redemptions of Public Shares in connection with the Merger, IXAQ will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or will otherwise be exempt from the provisions of Rule 419 promulgated under the Securities Act;

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the approval of the Condition Precedent Proposals by IXAQ’s shareholders will have been obtained (the “IXAQ Shareholder Approval”);

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the shares of AKOM Pubco Common Stock to be issued in connection with the Merger will have been approved for listing on Nasdaq or another national securities exchange; and

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the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

Conditions to the Obligations of IXAQ and Merger Sub
The obligations of IXAQ and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, among others, any one or more of which may be waived in writing by IXAQ:
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AERKOMM will have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by AERKOMM at or prior to the Closing Date;

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the representations and warranties of AERKOMM contained in the Merger Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than AERKOMM Fundamental Representations (as defined in the Merger Agreement), will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct at and as of such earlier date) except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of AERKOMM;
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AERKOMM Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) will be true and correct in all respects at and as of the date of the Merger Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty will be true and correct at and as of such specific date), other than de minimis inaccuracies;

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since the date of the Merger Agreement, there will not have occurred a Material Adverse Effect in respect of AERKOMM that is continuing;

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all certificates required to be delivered by AERKOMM to IXAQ under the Merger Agreement have been received by IXAQ;

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each of AERKOMM and its shareholders, as applicable, will have executed and delivered to IXAQ a copy of each Ancillary Agreement to which such person is a party;

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AERKOMM will have delivered to IXAQ resignation letters from each director of AERKOMM listed on the disclosure schedules to the Merger Agreement.

The PIPE Investment shall have been consummated with gross proceeds in an amount not less than the PIPE Minimum Investment Amount; and
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Substantially all employees of the AERKOMM Group (including all engineering employees) shall have entered into a form of conflict of interest, proprietary information and inventions assignment agreement in a form agreed between IXAQ and AERKOMM.

Conditions to the Obligations of AERKOMM
The obligation of AERKOMM to consummate the Merger is subject to the satisfaction of the following additional conditions, among others, any one or more of which may be waived in writing by AERKOMM:
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IXAQ and Merger Sub will each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by IXAQ or Merger Sub, as applicable, at or prior to the Closing Date;

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the representations and warranties of IXAQ and Merger Sub contained in the Merger Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the IXAQ Fundamental Representations (as defined in the Merger Agreement), will be true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct at and as of such earlier date), except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of IXAQ or Merger Sub;

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the IXAQ Fundamental Representations will be true and correct in all respects at and as of the date of the Merger Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty will be true and correct at and as of such specific date), other than de minimis inaccuracies;

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since the date of the Merger Agreement, there will not have occurred a Material Adverse Effect in respect of IXAQ that is continuing;

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all certificates required to be delivered by IXAQ or Merger Sub to AERKOMM under the Merger Agreement have been received by AERKOMM;

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the Proposed Charter will have been filed with, and declared effective by, the Secretary of State of the State of Delaware;

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each of IXAQ, the Sponsor or other shareholder of IXAQ, as applicable, will have executed and delivered to AERKOMM a copy of each Ancillary Agreement to which such person is a party; and

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the AKOM Pubco Board will have been appointed as set forth in the Merger Agreement.

Termination; Effectiveness
The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:
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by mutual written consent of AERKOMM and IXAQ;

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by AERKOMM or IXAQ if any governmental order or law has become final and nonappealable which has the effect of making the consummation of the Merger illegal or otherwise prohibiting the Merger;

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by AERKOMM, if IXAQ, or by IXAQ, if AERKOMM, at any time prior to the Closing, has breached any of its covenants, agreements, representations and warranties except that, if such breach is curable by IXAQ or AERKOMM, as applicable, through the exercise of such party’s reasonable best efforts, then, for a period of up to 30 days after receipt of a notice from AERKOMM or IXAQ, as applicable, of such breach, such termination will not be effective, and such termination will become effective only if it is not cured within a certain period of time; or

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by IXAQ, if the IXAQ Shareholder Meeting has been held (including any adjournment thereof) and has concluded, and the holders of IXAQ Common Shares have duly voted, and the IXAQ Shareholder Approval was not obtained.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and be of no further force or effect, without any liability on the part of any party thereto or its respective shareholders, directors, officers, employees, affiliates, agents, consultants or representatives, other than liability of AERKOMM, IXAQ or Merger Sub, as the case may be, for any willful and material breach of its covenants and agreements under the Merger Agreement or common law fraud, occurring prior to such termination. Certain provisions of the Merger Agreement as set forth in the Merger Agreement and the terms of the Confidentiality Agreement will survive any termination of the Merger Agreement.
Amendments; Waivers
The Merger Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision of the Merger Agreement can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver will apply only in the particular instance in which such waiver has been given.
On September 25, 2024, IXAQ, Merger Sub and AERKOMM entered into an amendment (the “Amendment”) to the Merger Agreement to (1) provide that any lock-up period applicable to the Sponsor or any officers, directors or affiliates of Parent will terminate at the Closing of the Merger, (2) change the percentage of the Founder Shares being treated as Escrowed Sponsor Shares from 50% to 25%, (3) add a provision providing for AERKOMM to pay certain amounts to IXAQ to cover its working capital and extension expenses, and (4) add a provision that Parent may terminate the Merger Agreement at any time prior to the Closing Date if AERKOMM or any Subsidiary of AERKOMM enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.
Fees and Expenses
If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, AKOM Pubco will, upon the consummation of the Merger and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of AERKOMM and IXAQ.
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the below related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, IXAQ, the Sponsor and AERKOMM entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex F. In connection with the execution of the Merger Agreement, IXAQ entered into a support agreement (the “Sponsor Support Agreement”) with the Sponsor and AERKOMM, pursuant to which the Sponsor agreed to, among other things, (i) vote all of its shares in favor of each IXAQ proposal sought by the IXAQ with respect to the Merger Agreement or the transactions contemplated thereby, (ii) vote against any Alternative Proposal or proposal relating to a business combination transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by IXAQ (other than the Merger Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or Board of Directors of IXAQ (other than in connection with the Merger), (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of IXAQ, Merger Sub or the Sponsor under the Merger Agreement or the Sponsor Support Agreement, and (vi) vote in favor of any proposal to extend the period of time IXAQ is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the Sponsor Support Agreement.
In addition, the Sponsor agreed to be bound by exclusivity and publicity sections of the Merger Agreement.
AERKOMM Support Agreement
In connection with the execution of the Merger Agreement, IXAQ, AERKOMM and certain shareholders of AERKOMM (the “AERKOMM Supporting Shareholders”) entered into AERKOMM Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E and pursuant to which the AERKOMM Supporting Shareholders agreed to, among other things,(i) vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (“AERKOMM Transaction Proposals”); (ii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by AERKOMM (other than the Merger Agreement and the transactions relating to the Merger); (iii) vote against any change in the business (to the extent in violation of the Merger Agreement), management or Board of Directors of AERKOMM (other than in connection with AERKOMM Transaction Proposals and the transactions contemplated thereby); and (iv) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of AERKOMM or the AERKOMM Securityholders under the Merger Agreement or AERKOMM Support Agreement.
In addition, AERKOMM Supporting Shareholders agreed to be bound by exclusivity and publicity sections of the Merger Agreement.

A&R Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, AKOM Pubco, the Sponsor and certain former shareholders of IXAQ (collectively, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which AKOM Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain IXAQ Ordinary Shares and Domesticated IXAQ Warrants that are held by the Holders from time to time.
The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by IXAQ, the Sponsor and the other parties thereto in connection with IXAQ’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five-year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).
We estimate that an aggregate of [•] shares of AKOM Pubco Common Stock and [•] AKOM Pubco Warrants will be subject to registration rights immediately following Closing.
Expected Accounting Treatment of the Business Combination Proposal
The Domestication
There will be no accounting effect or change in the carrying amount of the assets and liabilities of IXAQ as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of IXAQ immediately following the Domestication will be the same as those immediately prior to the Domestication.
The Business Combination
The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, IXAQ will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of AERKOMM issuing stock for the net assets of IXAQ, accompanied by a recapitalization. The net assets of IXAQ will be stated at historical cost, with no goodwill or other intangible assets recorded.
Regulatory Matters
Neither IXAQ nor AERKOMM are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — Merger Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Vote Required for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Business Combination Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares, [•] Private Placement Warrants, [•] Public Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares.

Accordingly, the Insiders will be able to approve the Business Combination Proposal even if all other outstanding shares are voted against such proposal.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that IXAQ entry into the Merger Agreement, dated as of March 29, 2024, as amended by the amendment (the “Amendment”) dated as of September 25, 2024, (the “Merger Agreement”), by and among IXAQ, AKOM Merger Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ (“Merger Sub”), and AERKOMM Inc., a Nevada corporation (“AERKOMM”), (a copy of which is attached to the proxy statement/prospectus as Annex A), pursuant to which, among other things, following the Domestication of IXAQ to the State of Delaware as described below, the merger of Merger Sub with and into AERKOMM (the “Merger”), with AERKOMM surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), as amended, to be approved, ratified and confirmed in all respects.”
Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT IXAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The IXAQ Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of IXAQ’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion.

THE DOMESTICATION PROPOSAL
Overview
As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then IXAQ is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Merger will be consummated.
As a condition to Closing the Merger, the IXAQ Board has unanimously approved a change of IXAQ’s jurisdiction of incorporation by de-registering as an exempted company from the Register of Companies in the Cayman Islands (the “Cayman Registrar”) by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL, and Part XII of the Companies Act. To effect the Domestication, IXAQ will (i) file a notice of de-registration with the Cayman Registrar, together with the necessary accompanying documents, (ii) file a certificate of corporate domestication (the “Certificate of Domestication”) with the Secretary of State of the State of Delaware, together with the Proposed Charter, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, and (iii) obtain a certificate of de-registration from the Cayman Registrar, pursuant to which IXAQ will be domesticated and continue as a Delaware corporation. In connection with the Domestication and simultaneously with the Proposed Transaction, the corporate name of IXAQ will change to “AKOM Inc.”
In accordance with applicable law, the Certificate of Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder, (i) each then issued and outstanding IXAQ Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of the AKOM Pubco Common Stock; (ii) each then issued and outstanding IXAQ Warrant will become exercisable for one share of AKOM Pubco Common Stock having the same terms and subject to the same conditions of such IXAQ Warrant; and (iii) each then issued and outstanding IXAQ Unit will separate and convert automatically into one share of AKOM Pubco Common Stock and one-half of one AKOM Pubco Warrant.
The Domestication Proposal, if approved, will approve a change of IXAQ’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while IXAQ is currently governed by the Companies Act, upon the Domestication, AKOM Pubco will be governed by the DGCL. IXAQ encourages shareholders to carefully consult the information in “Comparison of Corporate Governance and Shareholder Rights”.
Reasons for the Domestication
The IXAQ Board believes that it would be in the best interests of IXAQ, simultaneously with the completion of the Proposed Transaction, to effect the Domestication. Further, the IXAQ Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because AKOM Pubco will operate within the United States following the Proposed Transaction, it was the view of the IXAQ Board that AKOM Pubco should be structured as a corporation organized in the United States.
The IXAQ Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of IXAQ and its shareholders. These additional reasons can be summarized as follows:
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Prominence, Predictability and Flexibility of Delaware Law.   For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as AKOM Pubco’s.
•
Well-Established Principles of Corporate Governance.   There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. IXAQ believes such clarity would be advantageous to AKOM Pubco, the AKOM Pubco Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for AKOM Pubco’s stockholders from possible abuses by directors and officers.

•
Increased Ability to Attract and Retain Qualified Directors.   Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. AKOM Pubco’s incorporation in Delaware may make AKOM Pubco more attractive to future candidates for the AKOM Pubco Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, IXAQ has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The IXAQ Board therefore believes that providing the benefits afforded directors by Delaware law will enable AKOM Pubco to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for IXAQ’s stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, IXAQ believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, IXAQ believes that the corporate environment afforded by Delaware will enable AKOM Pubco to compete more effectively with other public companies in attracting and retaining new directors.
Reasons for the Name Change
The IXAQ Board believes that it would be in the best interests of IXAQ to, in connection with the Domestication and simultaneously with the Business Combination, change the corporate name to “AKOM Inc.” in order to more accurately reflect the business purpose and activities of AKOM Pubco.
Regulatory Approvals; Third-Party Consents
IXAQ is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur simultaneously with the Merger, it will not occur unless the Merger can be completed, which will require the approvals as described under “The Business Combination

Proposal”. IXAQ must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.
The Domestication will not breach any covenants or agreements binding upon IXAQ and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.
Proposed Charter and Proposed Bylaws
Commencing with the effective time of the Domestication, which will be the effective time of the Business Combination, the Proposed Charter and the Proposed Bylaws will govern the rights of stockholders in AKOM Pubco.
A chart comparing your rights as a holder of IXAQ Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of the shares of AKOM Pubco Common Stock can be found in “Comparison of Corporate Governance and Shareholder Rights”.
Accounting Treatment of the Domestication
The Domestication is being proposed solely for the purpose of changing the legal domicile of IXAQ. There will be no accounting effect or change in the carrying amount of the assets and liabilities of IXAQ as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of IXAQ immediately following the Domestication will be the same as those immediately prior to the Domestication.
Vote Required for Approval
The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being passed by at least two-thirds of shareholders as, being entitled to do so, vote in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.
The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect. The Insiders have agreed to vote all of their Ordinary Shares in favor of the Domestication Proposal.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that IXAQ be de-registered from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Article 49 of the Amended and Restated Articles of Association of IXAQ (as amended), Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Cayman Islands Companies Act (As Revised) (the “Domestication”) and conditional upon, and with effect from, the effective time of the Domestication, and the name of AKOM Pubco be changed to “AKOM Inc.”

Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT IXAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE STOCK ISSUANCE PROPOSAL
Overview
Assuming the Business Combination Proposal, the Domestication Proposal and the other Condition Precedent Proposals are approved, IXAQ’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.
Why IXAQ Needs Shareholder Approval
Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.
The aggregate shares of AKOM Pubco Common Stock that AKOM Pubco will and potentially will issue in connection with the Proposed Transaction will exceed 20% of both the voting power and the shares of AKOM Pubco Common Stock outstanding before such issuance and may result in a change of control under the applicable Nasdaq Listing Rules. Accordingly, IXAQ is seeking the approval of IXAQ shareholders for the issuance of shares of AKOM Pubco Common Stock in connection with the Proposed Transaction.
Vote Required for Approval
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares. The Sponsor owns [•] Founder Shares and [•] Private Placement Warrants. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the Insiders will be able to approve the Stock Issuance Proposal even if all other outstanding shares are voted against such proposal.

Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of AKOM Pubco Common Stock to AERKOMM equityholders pursuant to the Merger Agreement, and any other persons pursuant to subscription, purchase or similar agreements IXAQ may enter into prior to Closing be approved in all respects.”
Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT IXAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE ORGANIZATIONAL DOCUMENTS PROPOSAL
If the Domestication Proposal is approved and the Business Combination is consummated, IXAQ will replace the Cayman Constitutional Documents, under the Companies Act, with the Proposed Charter and the Proposed Bylaws of AKOM Pubco and change the name of IXAQ to “AKOM Inc.”, in each case, pursuant to the DGCL.
IXAQ’s shareholders are asked to consider and vote upon and to adopt the Proposed Organizational Documents in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares.
Reasons for the Amendments
The IXAQ Board’s reasons for proposing the Proposed Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B-1, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex B-2:
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To change the corporate name from “IX Acquisition Corp.” to “AKOM Inc.”;

•
To change the total number of shares of our capital stock from (a) 200,000,000 IXAQ Class A Ordinary Shares, 20,000,000 IXAQ Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of IXAQ to (b) 150,000,000 shares of AKOM Pubco Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share, of AKOM Pubco; and

•
To authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Charter and the Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2, respectively).

Resolution to be Voted Upon
The full text of the resolutions to be passed is as follows:
“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B-1 and Annex B-2, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals 5A through 5F.”
Vote Required for Approval
The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares, [•] Private Placement Warrants and [•] Public Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary

Shares. Accordingly, the Insiders will be able to approve the Organizational Documents Proposal even if all other outstanding shares are voted against such proposal.
Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT IXAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion.

THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS
Overview
IXAQ’s shareholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Organizational Documents, which are separately being presented in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by the Companies Act or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, IXAQ is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory in nature, and are not binding on IXAQ or the IXAQ Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the advisory charter proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on this proposal, IXAQ intends that the Proposed Organizational Documents will take effect at the Closing (assuming approval of the Organizational Documents Proposal).
The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of IXAQ, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B-1, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, IXAQ encourages shareholders to carefully consult the information set out under the section entitled “Comparison of Corporate Governance and Shareholder Rights”.
Advisory Organizational Documents Proposal	Description of Change
Authorized Shares (Advisory Organizational Documents Proposal 5A)
The Cayman Constitutional Documents authorize 200,000,000 IXAQ Class A Ordinary Shares, 20,000,000 IXAQ Class B Ordinary Shares and 1,000,000 IXAQ preference shares. See paragraph 4 of the Cayman Constitutional Documents.
The Proposed Organizational Documents authorize 160,000,000 shares, consisting of 150,000,000 shares of AKOM Pubco Common Stock and 10,000,000 shares of AKOM Pubco preferred stock. See Article IV of the Proposed Charter.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)
The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.
The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. See Article XII of the Proposed Charter.

Required Vote to Amend Charter (Advisory Organizational Documents Proposal 5C)	The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the IXAQ Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at a general meeting. See Article [•] of the Cayman Constitutional Documents.

Advisory Organizational Documents Proposal	Description of Change
The Proposed Organizational Documents adopt provisions providing the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind all or any portion of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter. See Article XIV of the Proposed Charter.
Removal of Directors (Advisory Organizational Documents Proposal 5D)
The Cayman Constitutional Documents provide that prior to the closing of an initial business combination, holders of IXAQ Class B Ordinary Shares may remove any director by an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of IXAQ Class B Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at a general meeting, and that after the closing of an initial business combination, the holders of IXAQ Ordinary Shares may by ordinary resolution remove any director. See Article [•] of the Cayman Constitutional Documents.
The Proposed Organizational Documents adopt provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class. See Article VII of the Proposed Charter.]

Stockholder Action by Written Consent (Advisory Organizational Documents Proposal 5E)
The Cayman Constitutional Documents permit shareholders to approve matters by written resolution (including a special resolution) of the shareholders entitled to receive notice of and to attend and vote at general meetings. See Article VII and X of the Cayman Constitutional Documents.
The Proposed Organizational Documents approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting. See Article [•] of the Proposed Charter.

Additional Changes (Advisory Organizational Documents Proposal 5F)
The Cayman Constitutional Documents include provisions related to IXAQ’s status as a blank check company prior to the consummation of an initial business combination. See Article [•] of the Cayman Constitutional Documents.
The Proposed Organizational Documents do not include such provisions related to IXAQ’s status as a blank check company, which will no longer apply upon consummation of the Merger, as IXAQ will cease to be a blank check company at such time.

Advisory Organizational Documents Proposal 5A — Authorized Shares
IXAQ’s shareholders are being asked to approve and adopt an amendment to the Cayman Constitutional Documents to authorize the change in the authorized capital stock of IXAQ from (a) 200,000,000 IXAQ Class A Ordinary Shares, 20,000,000 IXAQ Class B Ordinary Shares and 1,000,000 preference shares, par value $0.0001 per share, of IXAQ to (b) [•] shares of AKOM Pubco Common Stock and [•] shares of preferred stock.
As of the date of this proxy statement/prospectus, there are (a) [•] IXAQ Class A Ordinary Shares issued and outstanding, and (b) no IXAQ preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (i) 11,500,000 Public Warrants and (ii) 7,150,000 Private Placement Warrants, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, each whole IXAQ Warrant will be exercisable after giving effect to the Merger for one share of AKOM Pubco Common Stock at an exercise price of $11.50 per share. IXAQ Warrants will become exercisable 30 days after the Closing.
Pursuant to the Merger Agreement, (i) the holders of AERKOMM Common Stock, AERKOMM Options, and AERKOMM Convertible Note immediately prior to the Closing will receive aggregate consideration up to $400 million in the form of shares of AKOM Pubco Common Stock (at a deemed value of $11.50 per share) and (ii) AKOM Pubco will assume all obligations of AERKOMM with respect to the Converted Options and Converted Convertible Notes and will issue or, as applicable, reserve for issuance in respect of shares underlying the Converted Options and Converted Convertible Notes.
In order to ensure that AKOM Pubco has sufficient authorized capital for future issuances, the IXAQ Board has approved, subject to shareholder approval, that the Proposed Organizational Documents of AKOM Pubco change the authorized capital stock of IXAQ from (a) 200,000,000 IXAQ Class A Ordinary Shares, 20,000,000 IXAQ Class B Ordinary Shares and 1,000,000 IXAQ preference shares to (b) [•] shares of AKOM Pubco Common Stock and [•] shares of preferred stock.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of AKOM Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for Amendment
The principal purpose of this proposal is to provide for an authorized capital structure of AKOM Pubco that will enable it to continue as an operating company governed by the DGCL. The IXAQ Board believes that it is important for IXAQ to have available for issuance a number of authorized shares of AKOM Pubco Common Stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.
Resolution to be Voted Upon
The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the authorized capital stock of IXAQ be changed from 200,000,000 IXAQ Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 IXAQ Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to [•] shares of AKOM Pubco Common Stock, par value $[•] per share, and [•] shares of preferred stock, par value $[•] per share, as described in Advisory Organizational Documents Proposal 5A.”
Advisory Organizational Documents Proposal 5B — Exclusive Forum Provision
IXAQ’s shareholders are being asked to approve and adopt an amendment to the Cayman Constitutional Documents to authorize adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act.
The Proposed Organizational Documents stipulate that, unless AKOM Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof will, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of AKOM Pubco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of AKOM Pubco to AKOM Pubco or AKOM Pubco’s stockholders, (iii) any action, suit or proceeding against AKOM Pubco or any current or former director, officer or other employee of AKOM Pubco arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (v) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, or (vi) any action, suit or proceeding asserting a claim against AKOM Pubco or any current or former director, officer or other employee of AKOM Pubco governed by the internal affairs doctrine or otherwise related to AKOM Pubco’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The Proposed Charter further provides that unless AKOM Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. This provision in the Proposed Charter will not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of AKOM Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for Amendment
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist AKOM Pubco in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The IXAQ Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, AKOM Pubco will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The IXAQ Board further believes that providing that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving actions arising under the Securities Act, provides the flexibility to file such suits in any federal district court while providing the benefits of eliminating duplicative litigation and having such cases heard by courts that are well-versed in the applicable law. This provision in the Proposed Charter will not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make AKOM Pubco’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Resolution to be Voted Upon
The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that (a) Delaware be adopted as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States be adopted as the exclusive forum for asserting a cause under the Securities Act of 1933, as amended, as described in Advisory Organizational Documents Proposal 5B.”
Advisory Organizational Documents Proposal 5C — Required Vote to Amend Charter
IXAQ’s shareholders are being asked to approve provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of AKOM Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of [Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV] of the Proposed Charter.
The above is qualified by a provision that so long as any shares of AKOM Pubco Common Stock remain outstanding, AKOM Pubco may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of AKOM Pubco Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of AKOM Pubco Common Stock so as to affect them adversely.
Reasons for Amendment
The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the IXAQ Ordinary Shares who, being present in person or by proxy and entitled to vote at a general meeting, vote at a general meeting. The Proposed Organizational Documents require the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of AKOM Pubco entitled to vote thereon, voting together as a single class, to amend, alter, repeal or rescind any provision of [Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV] of the Proposed Charter. The amendments are intended to protect certain key provisions of the Proposed Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.
Resolution to be Voted Upon
The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions providing that the affirmative vote of at least 66 and 2/3% of the voting power of all the then outstanding shares of capital stock of AKOM Pubco entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind any provision of Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and Article XIV of the Proposed Charter; provided that, so long as any shares of AKOM Pubco Common Stock remain outstanding, AKOM Pubco may not, without the prior affirmative vote of the holders of a majority of the outstanding shares of AKOM Pubco Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of AKOM Pubco Common Stock so as to affect them adversely as described in Advisory Organizational Documents Proposal 5C, be approved.”

Advisory Organizational Documents Proposal 5D — Removal of Directors
IXAQ’s shareholders are being asked to approve provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of AKOM Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for Amendment
The Cayman Constitutional Documents provide that before a business combination, holders of IXAQ Class B Ordinary Shares may remove any director by an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of IXAQ Class B Ordinary Shares represented in person or by proxy and entitled to vote at a general meeting and who vote at a general meeting, and that after a business combination, IXAQ shareholders may by an ordinary resolution remove any director. The Proposed Organizational Documents permit the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The IXAQ Board believes that such a standard will (a) increase board continuity and the likelihood that experienced board members with familiarity of AKOM Pubco’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the AKOM Pubco Board.
Resolution to be Voted Upon
The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions permitting the removal of a director, with or without cause, by the affirmative vote of at least 66 and 2/3% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, as described in Advisory Organizational Documents Proposal 5D, be approved.”
Advisory Organizational Documents Proposal 5E — Stockholder Action by Written Consent
IXAQ’s shareholders are being asked to approve provisions that require or permit stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of AKOM Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for Amendment
Under the Proposed Organizational Documents, for so long as AKOM Pubco qualifies as a “controlled company” within the meaning of Nasdaq listing standards, any stockholder action may, except as otherwise required by applicable law or the Proposed Charter, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the shares entitled to vote thereon were present. From and after the date AKOM Pubco ceases to qualify as a controlled company, any stockholder action must be effected at a duly called annual or special meeting of the stockholders (and may not be taken by consent of the stockholders in lieu of a meeting). The IXAQ Board believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

The elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the AKOM Pubco Board only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which IXAQ is aware to obtain control of AKOM Pubco, and IXAQ and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the IXAQ Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of AKOM Pubco. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with AKOM Pubco Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.
Resolution to be Voted Upon
The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the provisions requiring or permitting stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting, as described in Advisory Organizational Documents Proposal 5E, be approved.”
Advisory Organizational Documents Proposal 5F — Additional Changes
IXAQ’s shareholders are being asked to approve and adopt an amendment to the Cayman Constitutional Documents to authorize certain additional changes, including, among other things, (a) making AKOM Pubco’s corporate existence perpetual, and (b) removing certain provisions related to IXAQ’s status as a blank check company that will no longer be applicable upon Closing, all of which the IXAQ Board believes is necessary to adequately address the needs of AKOM Pubco after the Business Combination.
The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of IXAQ’s operations should IXAQ not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the Closing, AKOM Pubco will not be a blank check company.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of AKOM Pubco, copies of which are attached to this proxy statement/prospectus as Annex B-1 and Annex B-2. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for Amendment
The IXAQ Board believes that making corporate existence perpetual is desirable to reflect the Business Combination with AERKOMM and to clearly identify AKOM Pubco as the publicly traded entity. Perpetual existence is the usual period of existence for public corporations, and the IXAQ Board believes it is the most appropriate period for AKOM Pubco following the Closing.
The elimination of certain provisions related to IXAQ’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve AKOM Pubco and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. In addition, certain other provisions in the Cayman Constitutional Documents require that proceeds from the IPO be held in the Trust Account until a business combination or liquidation of IXAQ has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
Implementation of the provisions of the Proposed Organizational Documents will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in these Advisory Organizational Documents Proposals, there are other differences between the Cayman Constitutional Documents and the Proposed Organizational Documents (arising from, among other things, differences between the Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if IXAQ shareholders approve the Organizational Documents Proposal.
Resolution to be Voted Upon
The full text of the resolution to be considered and if thought fit, passed and approved is as follows:
“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that certain additional changes, including, among other things, (i) making AKOM Pubco’s corporate existence perpetual and (ii) removing certain provisions related to IXAQ’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the IXAQ Board believes is necessary to adequately address the needs of AKOM Pubco after the Business Combination, as described in Advisory Organizational Documents Proposal 5F, be approved.”
Vote Required for Approval
The approval of the Advisory Organizational Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.
The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares, [•] Private Placement Warrants, [•] Public Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the Insiders will be able to approve the Advisory Organizational Documents Proposals even if all other outstanding shares are voted against such proposal.
Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT IXAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.
The existence of financial and personal interests of one or more of IXAQ’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, IXAQ’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

THE AKOM PUBCO EQUITY INCENTIVE PLAN PROPOSAL
Assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved, IXAQ is asking its shareholders to approve by ordinary resolution the AKOM Pubco Equity Incentive Plan and the material terms thereunder. The IXAQ Board intends to approve the AKOM Pubco Equity Incentive Plan, prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The AKOM Pubco Equity Incentive Plan will become effective on the date immediately prior to the Closing, subject to the approval of the IXAQ Board and the approval from the IXAQ shareholders within 12 months following the date the IXAQ Board approved the AKOM Pubco Equity Incentive Plan.
The AKOM Pubco Equity Incentive Plan is described in more detail below. A copy of the AKOM Pubco Equity Incentive Plan is attached to this proxy statement/prospectus as Annex C.
The AKOM Pubco Equity Incentive Plan
The principal purpose of the AKOM Pubco Equity Incentive Plan is to attract, retain and motivate selected officers, employees, directors, consultants and advisers by providing these individuals with equity ownership opportunities and/or equity-linked compensation opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of officers, employees, directors, consultants and advisers with those of shareholders by giving officers, employees, directors, consultants and advisers the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The IXAQ Board believes that equity awards are necessary for AKOM Pubco to remain competitive in its industry and are essential to recruiting and retaining highly qualified officers, employees, directors, consultants and other service providers.
Summary of the AKOM Pubco Equity Incentive Plan
The following is a summary of the material features of the AKOM Pubco Equity Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the AKOM Pubco Equity Incentive Plan attached as Appendix C to this proxy statement/prospectus.
Purpose; Types of Awards
The purposes of the AKOM Pubco Equity Incentive Plan are to: (a) encourage the profitability and growth of AKOM Pubco through short-term and long-term incentives that are consistent with AKOM Pubco’ objectives; (b) give participants an incentive for excellence in individual performance; (c) promote teamwork among participants; and (d) give AKOM Pubco a significant advantage in attracting and retaining key employees, directors and consultants. To accomplish this purpose, the AKOM Pubco Equity Incentive Plan permits the granting of awards in the form of incentive share options within the meaning of Section 422 of the Code, nonqualified share options, share appreciation rights (“SARs”), restricted shares, restricted share units, performance-based awards (including performance shares, performance units and performance bonus awards), and other share-based or cash-based awards.
Shares Subject to the AKOM Pubco Equity Incentive Plan
A total of [•] million AKOM Pubco’ common stock will be reserved and available for issuance under the AKOM Pubco Equity Incentive Plan (the “Initial Share Limit”), which includes (i) [•] million shares of common stock available for new issuances under the AKOM Pubco Equity Incentive Plan and (ii) [•] million shares of common stock relating to a portion of outstanding stock options and restricted stock units assumed in connection with the Merger. The maximum number of shares that may be issued pursuant to options intended to be incentive share options will be equal to the Initial Share Limit.
If any AKOM Pubco common stock subject to an award granted under the AKOM Pubco Equity Incentive Plan are forfeited, canceled, settled, surrendered to an “exchange program” (as described below), or otherwise terminated without a distribution of shares, such shares will again become available for issuance under the AKOM Pubco Equity Incentive Plan. The following shares will be available for issuance under the AKOM Pubco Equity Incentive Plan: (i) shares delivered to or withheld to pay withholding taxes or any applicable exercise price, and (ii) shares subject to any exercised stock-settled SAR or options. In addition, any shares tendered to exercise outstanding options or other awards or repurchased on the open market using exercise price proceeds will be available for issuance under the AKOM Pubco Equity Incentive Plan. Any substitute awards shall not reduce the shares authorized for grant under the AKOM Pubco Equity Incentive Plan.
Administration of the AKOM Pubco Equity Incentive Plan
The Plan will be administered by the plan administrator, who is the board of directors of AKOM Pubco or a committee that the board of directors of AKOM Pubco designates. The plan administrator has the power to determine the terms of the awards granted under the AKOM Pubco Equity Incentive Plan, including the exercise price, the number of shares subject to each award, and the exercisability and vesting terms of the awards. The plan administrator also has the power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the AKOM Pubco Equity Incentive Plan. The plan administrator may also institute and determine the terms and conditions of an “exchange program,” which could provide for the surrender or cancellation, transfer, or reduction or increase of exercise price, of outstanding awards, subject to the limitations provided for in the AKOM Pubco Equity Incentive Plan. All decisions made by the administrator pursuant to the provisions of the AKOM Pubco Equity Incentive Plan will be final, conclusive and binding.
Participation
Participation in the AKOM Pubco Equity Incentive Plan will be open to employees, non-employee directors, or consultants, who have been selected as an eligible recipient under the AKOM Pubco Equity Incentive Plan by the plan administrator. Awards of incentive stock options, however, will be limited to employees eligible to receive such form of award under the Code. Following the consummation of the merger, it is expected that approximately 126 employees, 4 consultants and 2 of our non-employee directors will be eligible to participate in the AKOM Pubco Equity Incentive Plan.
Types of Awards
The types of awards that may be made under the AKOM Pubco Equity Incentive Plan are described below. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the plan administrator, subject to the AKOM Pubco Equity Incentive Plan.
Share Options
The Plan provides for grants of both nonqualified and incentive share options. A nonqualified share option entitles the recipient to purchase AKOM Pubco common stock at a fixed exercise price. The exercise price per share will be determined by the compensation committee but such price will never be less than 100% of the fair market value of a share of common stock on the date of grant. Fair market value will generally be the closing price of a share of AKOM Pubco common stock on Nasdaq on the date of grant. Nonqualified share options under the AKOM Pubco Equity Incentive Plan generally must be exercised within ten years from the date of grant. A nonqualified share option is an option that does not meet the qualifications of an incentive share option as described below.
An incentive share option is a share option that meets the requirements of Section 422 of the Code. Incentive share options may be granted only to employees and the aggregate fair market value of a share of AKOM Pubco common stock determined at the time of grant with respect to incentive share options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. No incentive share option may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of AKOM Pubco’s total combined voting power or that of any of AKOM Pubco’s affiliates unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant and (ii) the term of the incentive share option does not exceed five years from the date of grant.

Unless otherwise determined by the plan administrator, each vested and outstanding option granted under the AKOM Pubco Equity Incentive Plan will automatically be exercised on the last business day of the applicable option term, to the extent that, as of such date, (i) the exercise price of such option is less than the fair market value of a share, and (ii) the holder of such option remains actively in service.
Share Appreciation Rights
A SAR entitles the holder to receive an amount equal to the difference between the fair market value of a share of AKOM Pubco common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of AKOM Pubco common stock on the grant date), multiplied by the number of AKOM Pubco common stock subject to the SAR (as determined by the plan administrator). Unless otherwise determined by the plan administrator, each vested and outstanding SAR granted under the AKOM Pubco Equity Incentive Plan will automatically be exercised on the last business day of the applicable SAR term, to the extent that, as of such date, (i) the exercise price of such SAR is less than the fair market value of a share, and (ii) the holder of such SAR remains actively in service.
Restricted Shares
A restricted share award is an award of AKOM Pubco common stock that vest in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine in the award agreement whether the participant will be entitled to receive dividends on such restricted shares.
Restricted Share Units
A restricted share unit is a right to receive shares or the cash equivalent of AKOM Pubco common stock at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the restricted share unit grant, AKOM Pubco must deliver to the holder of the restricted share unit unrestricted AKOM Pubco common stock (or, in the plan administrator’s sole discretion, cash equal to the shares that would otherwise be delivered, or partly in cash and partly in shares).
Other Share-Based Awards
We may grant or sell to any participant a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, AKOM Pubco common stock, including unrestricted AKOM Pubco common stock under the AKOM Pubco Equity Incentive Plan or a dividend equivalent. A dividend equivalent is a right to receive payments, based on dividends with respect to AKOM Pubco common stock. To the extent that an award contains a right to receive dividends or dividend equivalents while the award remains unvested, the dividends and dividend equivalents will be accumulated and paid once and to the extent that the underlying award vests.
Other Cash-Based Awards
We may grant cash awards under the AKOM Pubco Equity Incentive Plan, including cash awards as a bonus or upon the attainment of certain performance goals.
Performance-Based Awards
We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards include performance-based restricted shares and restricted share units. Any dividends or dividend equivalents payable or credited to a participant with respect to any unvested performance-based award will be subject to the same performance goals as the shares or units underlying the performance-based award.
Performance Goals
If the plan administrator determines that an award under the AKOM Pubco Equity Incentive Plan will be earned subject to the achievement of performance goals, the plan administrator may select one or more performance criteria upon which to grant such award, which may include, but are not limited to, any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of a share of common stock; expense/cost control; working capital; customer satisfaction; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; any other criteria specified by the plan administrator in its sole discretion; or, as applicable, any combination of, or a specified increase or decrease in, any of the foregoing.
Equitable Adjustments
In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, extraordinary dividend, stock split, reverse stock split, combination or exchange of shares, or other change in corporate structure or payment of any other distribution, the maximum number and kind of AKOM Pubco common stock reserved for issuance or with respect to which awards may be granted under the AKOM Pubco Equity Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind and exercise price of AKOM Pubco common stock covered by outstanding awards made under the AKOM Pubco Equity Incentive Plan, and in any other matters that relate to awards and that are affected by the changes in the shares referred to in this section.
Change in Control
In the event of any proposed change in control (as defined in the AKOM Pubco Equity Incentive Plan), the plan administrator will take any action as it deems appropriate and equitable to effectuate the purposes of the AKOM Pubco Equity Incentive Plan and to protect the participants who hold outstanding awards under the AKOM Pubco Equity Incentive Plan, which action may include, without limitation, the following: (i) the continuation of any award, if AKOM Pubco is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any award, provided, however, that any such substitution with respect to options and SARs shall occur in accordance with the requirements of Section 409A of the Code; or (iv) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the change in control price or if the plan administrator determines that the award cannot reasonably become vested pursuant to its terms, such award shall terminate and be canceled without consideration.
Amendment and Termination
The plan administrator may alter, amend, modify, or terminate the AKOM Pubco Equity Incentive Plan at any time, provided that the approval of our shareholders will be obtained for any amendment to the AKOM Pubco Equity Incentive Plan that requires shareholder approval under the rules of the stock exchange(s) on which the AKOM Pubco common stock is then listed or in accordance with other applicable law, including, but not limited to, an increase in the number of AKOM Pubco common stock reserved for issuance, a reduction in the exercise price of options or other entitlements, an extension of the maximum term of any award, or an amendment that grants the plan administrator additional powers to amend the AKOM Pubco Equity Incentive Plan. In addition, no modification of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the AKOM Pubco Equity Incentive Plan, unless the plan administrator expressly reserved the right to do so at the time of the award.
Certain U.S. Federal Income Tax Consequences of the Plan
The following discussion of certain relevant United States federal income tax effects applicable to certain awards granted under the AKOM Pubco Equity Incentive Plan is only a summary of certain of the

United States federal income tax consequences applicable to United States residents under the AKOM Pubco Equity Incentive Plan, and reference is made to the Code for a complete statement of all relevant federal tax provisions. No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the AKOM Pubco Equity Incentive Plan or on a participant, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the AKOM Pubco Equity Incentive Plan.
Nonqualified Share Options
An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of a nonqualified share option. Rather, at the time of exercise of the nonqualified share option, the optionee will recognize ordinary income, subject to wage and employment tax withholding, and AKOM Pubco will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. If the shares acquired upon the exercise of a nonqualified share option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee), depending upon the length of time such shares were held by the optionee.
Incentive Share Options
An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of an incentive share option (within the meaning of Section 422 of the Code) and AKOM Pubco will not be entitled to a deduction at that time. If the incentive share option is exercised during employment or within ninety (90) days following the termination thereof (or within one year following termination, in the case of a termination of employment due to death or disability, as such terms are defined in the AKOM Pubco Equity Incentive Plan), the optionee will not recognize any income and AKOM Pubco will not be entitled to a deduction. The excess of the fair market value of the shares on the exercise date over the exercise price, however, is includible in computing the optionee’s alternative minimum taxable income. Generally, if an optionee disposes of shares acquired by exercising an incentive share option either within two years after the date of grant or one year after the date of exercise, the optionee will recognize ordinary income, and AKOM Pubco will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the sale price, if lower) over the exercise price. The balance of any gain or loss will generally be treated as a capital gain or loss to the optionee. If the shares are disposed of after the two-year and one-year periods described above, AKOM Pubco will not be entitled to any deduction, and the entire gain or loss for the optionee will be treated as a capital gain or loss.
SARs
A participant subject to United States federal income tax who is granted a SAR will not recognize ordinary income for United States federal income tax purposes upon receipt of the SAR. At the time of exercise, however, the participant will recognize ordinary income, subject to wage and employment tax withholding, equal to the value of any cash received and the fair market value on the date of exercise of any shares received. AKOM Pubco will not be entitled to a deduction upon the grant of a SAR, but generally will be entitled to a deduction for the amount of income the participant recognizes upon the participant’s exercise of the SAR. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.
Restricted Shares
A participant subject to United States federal income tax generally will not be taxed upon the grant of a restricted share award, but rather will recognize ordinary income for United States federal income tax purposes in an amount equal to the fair market value of the shares at the time the restricted stock is no longer subject to a substantial risk of forfeiture (within the meaning of the Code). AKOM Pubco generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal the fair market value of those shares at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the restricted shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. AKOM Pubco generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.
Restricted Stock Units
A participant subject to United States federal income tax who is granted a restricted share unit will not recognize ordinary income for United States federal income tax purposes upon the receipt of the restricted share unit, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the award is settled into shares, subject to wage and employment tax withholding, and AKOM Pubco will have a corresponding deduction at that time.
Other Share-Based and Other Cash-Based Awards
In the case of other share-based and other cash-based awards, depending on the form of the award, a participant subject to United States federal income tax will not be taxed upon the grant of such an award, but, rather, will recognize ordinary income for United States federal income tax purposes when such an award vests or otherwise is free of restrictions. In any event, AKOM Pubco will be entitled to a deduction at the time when, and in the amount that, a participant recognizes ordinary income.
Tax Effects for AKOM Pubco
In addition to the tax impact to AKOM Pubco described above, AKOM Pubco’s deduction may also be limited by Section 280G or Section 162(m) of the Code. In general, Section 162(m) of the Code denies a publicly held corporation a deduction for United States federal income tax purposes for compensation in excess of $1,000,000 per year per covered employee.
New Plan Benefits
As of the date hereof, no awards have been granted under the AKOM Pubco Equity Incentive Plan. The aggregate number of shares and aggregate total dollar value of potential future awards under the AKOM Pubco Equity Incentive Plan that may be made to any of our named executive officers or to our executive officers, non-executive officer employees or non- executive directors as a group are not yet determinable because the types and amounts of awards and selection of participants are subject to the plan administrator’s future determination.
Interests of Certain Persons in this Proposal
IXAQ’s directors and executive officers may be considered to have an interest in the approval of the AKOM Pubco Equity Incentive Plan because they may in the future receive awards under the AKOM Pubco Equity Incentive Plan. Nevertheless, the IXAQ Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers, employees, directors, consultants and other service providers by adopting the AKOM Pubco Equity Incentive Plan.

Registration with the SEC
If the AKOM Pubco Equity Incentive Plan is approved by our shareholders and becomes effective, AKOM Pubco is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the AKOM Pubco Equity Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the AKOM Pubco Equity Incentive Plan (a copy of which is attached to this proxy statement/prospectus as Annex C) and any form award agreements thereunder, be approved and adopted in all respects.”
Vote Required for Approval
The approval of the AKOM Pubco Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
The AKOM Pubco Equity Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the AKOM Pubco Equity Incentive Plan Proposal will have no effect, even if approved by holders of IXAQ Ordinary Shares. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares, [•] Private Placement Warrants and [•] Public Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the Insiders will be able to approve the AKOM Pubco Equity Incentive Plan Proposal even if all other outstanding shares are voted against such proposal.
Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT THE IXAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AKOM PUBCO EQUITY INCENTIVE PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL
The Adjournment Proposal allows the IXAQ Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, IXAQ and their members and shareholders, respectively, to make purchases of IXAQ Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination”.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the IXAQ Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal under Cayman Islands law.
The Adjournment Proposal is not conditioned upon any other proposal. The Sponsor, which includes among its members each of the directors and officers of IXAQ, owns [•] Founder Shares, [•] Private Placement Warrants and [•] Public Shares. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares. Accordingly, the Insiders will be able to approve the Adjournment Proposal even if all other outstanding shares are voted against such proposal.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”
Recommendation of the IXAQ Board
THE IXAQ BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of IXAQ’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of IXAQ and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See “The Business Combination Proposal — Certain Interests of IXAQ’s Directors and Officers and Others in the Business Combination” for a further discussion.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general discussion of the material U.S. federal income tax consequences (i) of the Domestication to U.S. Holders (defined below) of Public Shares and Public Warrants (collectively, the “IXAQ securities”), (ii) of the exercise of redemption rights by holders of IXAQ securities that are U.S. Holders, (iii) of the Merger to U.S. Holders and Non-U.S. Holders of AERKOMM Common Stock and AERKOMM Warrants (the “AERKOMM securities”), and (iv) of the ownership and disposition of AKOM Pubco Common Stock and AKOM Pubco Warrants (collectively, the “AKOM Pubco securities”) received in the Business Combination to U.S. Holders and Non-U.S. Holders.
This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of AKOM Pubco securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, U.S. state and local, or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of IXAQ securities, AERKOMM securities or AKOM Pubco securities.
Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.
No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to considerations relevant to holders that hold IXAQ securities or AERKOMM securities and, after the completion of the Business Combination, AKOM Pubco securities, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•
banks or other financial institutions, underwriters, or insurance companies;

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traders in securities who elect to apply a mark-to-market method of accounting;

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real estate investment trusts and regulated investment companies;

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tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax- deferred accounts;

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expatriates or former long-term residents of the United States;

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subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

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dealers or traders in securities, commodities or currencies;

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grantor trusts;

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persons subject to the alternative minimum tax;

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U.S. persons whose “functional currency” is not the U.S. dollar;

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persons who received Public Shares or AERKOMM Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

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persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Public Shares or AERKOMM Common Stock, or, after the Business Combination, the issued AKOM Pubco Common Stock (excluding treasury shares);

•
holders holding IXAQ securities or AERKOMM securities, or, after the Business Combination, AKOM Pubco securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

•
controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•
the Sponsor or its affiliates.

As used in this proxy statement/consent solicitation statement/prospectus, the term “U.S. Holder” means a beneficial owner of IXAQ securities or AERKOMM securities, and, after the Business Combination, AKOM Pubco securities received in the Business Combination, that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

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a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of IXAQ securities or AERKOMM securities, and, after the Business Combination, AKOM Pubco securities received in the Business Combination, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds IXAQ securities or AERKOMM securities, and, after the completion of the Business Combination, AKOM Pubco securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partner and the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of AKOM Pubco securities received in the Business Combination.
Because IXAQ Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a IXAQ Unit should be treated as the owner of the underlying component IXAQ securities for U.S. federal income tax purposes. The discussion below with respect to IXAQ securities should also apply to holders of IXAQ Units (as the deemed owner of the underlying component IXAQ securities).
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REINCORPORATION MERGER, ACQUISITION MERGER, OWNERSHIP AND DISPOSITION OF AKOM PUBCO COMMON STOCK AND AKOM PUBCO WARRANTS AND THE EXERCISE OF REDEMPTION RIGHTS. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF IXAQ SECURITIES, AERKOMM SECURITIES OR AKOM PUBCO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN

SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF IXAQ SECURITIES OR AERKOMM SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF AKOM PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
U.S. Holders
U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities
If the Domestication Qualifies as a Reorganization
General U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of the Domestication to U.S. Holders will depend primarily on whether the Domestication qualifies as a reorganization within the meaning of Section 368 of the Code (a “Reorganization”). The Domestication should qualify as a Reorganization. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a reincorporation merger of a corporation holding only investment-type assets such as IXAQ, the qualification of the Domestication as a Reorganization is not entirely clear. U.S. Holders should be aware that IXAQ has not requested and, following the Domestication, AKOM Pubco does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Domestication. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.
If the Domestication qualifies as a Reorganization and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” and the discussion below regarding the effect of Section 367 of the Code, a U.S. Holder that exchanges its IXAQ securities pursuant to the Domestication should not recognize gain or loss on the exchange of IXAQ securities for AKOM Pubco securities. The aggregate adjusted tax basis of a U.S. Holder in the AKOM Pubco Common Stock received as a result of the Domestication should equal the aggregate adjusted tax basis of the Public Shares surrendered in the exchange, and the aggregate adjusted tax basis in the AKOM Pubco Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the Public Warrants surrendered in the exchange, in each case increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for the AKOM Pubco securities received in the exchange should include the holding period for the IXAQ securities surrendered in the exchange.
Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to IXAQ securities, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.
Effect of Section 367 of the Code to U.S. Holders of Public Shares
Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a Reorganization. When it applies, Section 367 imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) generally will apply to U.S. Holders that exchange Public Shares (but not the Public Warrants) for AKOM Pubco Common Stock as part of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to Public Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

A.   U.S. Holders Who Own 10 Percent or More of the Voting Power or Value of IXAQ
A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) (i) ten percent (10%) or more of the total combined voting power of all classes of IXAQ stock entitled to vote or (ii) ten percent (10%) or more of the total value of shares of all classes of IXAQ stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Public Shares it directly owns, within the meaning of Treasury
Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of IXAQ securities entitled to vote or 10% or more of the total value of shares of all classes of IXAQ securities for U.S. federal income tax purposes, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A U.S. Shareholder’s earnings and profits amount with respect to its Public Shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the Public Shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such Public Shares.
Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder will be required to include in income as a deemed dividend the earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Public Shares as a result of the Domestication. Any such U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. See “— Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non- Electing Shareholder (as defined below) under the proposed Treasury regulations under Section 1291(f) of the Code.
B.   U.S. Holders Who Own Less Than 10 Percent of the Voting Power and Value of IXAQ
A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) Public Shares with a fair market value of $50,000 or more but less than (i) ten percent (10%) of the total combined voting power of all classes of IXAQ stock entitled to vote and (ii) ten percent (10%) of the total value of shares of all classes of IXAQ stock must either recognize gain with respect to the Domestication or, in the alternative, elect to recognize the “all earnings and profits” amount, in each case as described below.
Unless a U.S. Holder makes the “all earnings and profits election” as described below, such holder generally must recognize gain (but not loss) with respect to AKOM Pubco Common Stock received in exchange for its Public Shares pursuant to the Domestication. Any such gain would be equal to the excess of the fair market value of such AKOM Pubco Common Stock received over the U.S. Holder’s adjusted tax basis in the Public Shares surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. Holder held the Public Shares for longer than one year.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the earnings and profits amount attributable to its Public Shares under Section 367(b). There are, however, strict conditions for making this election, as enumerated in the Treasury regulations.
U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election. See “— Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder (as defined below) under the proposed Treasury regulations under Section 1291(f) of the Code.
A U.S. Holder (who is not a U.S. Shareholder) that beneficially owns (directly, indirectly or constructively) Public Shares with a fair market value of less than $50,000 would not be required to recognize any gain or loss or include any part of the earnings and profits amount in income under Section 367(b) of the Code in connection with the Domestication, for federal income tax purposes.
If the Domestication Does Not Qualify as a Reorganization
If the Domestication fails to qualify as a Reorganization, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its IXAQ securities for AKOM Pubco securities in the Domestication will recognize gain or loss equal to the difference between (i) fair market value of the AKOM Pubco securities received and (ii) the U.S. Holder’s adjusted tax basis in the IXAQ securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the AKOM Pubco securities received will be the fair market value of the AKOM Pubco securities on the date of the Domestication. The U.S. Holder’s holding period for the AKOM Pubco securities received pursuant to the Domestication will begin on the day after the date of the Domestication.
Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the IXAQ securities exceeds one year at the time of the Domestication. Long-term capital gains recognized by non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of IXAQ securities for AKOM Pubco securities pursuant to the Domestication, the qualification of the Domestication as a Reorganization, and the application of Section 367(b) to the Domestication.
Passive Foreign Investment Company Status
Even if the Domestication qualifies as a Reorganization, the Domestication may be a taxable event to U.S. Holders of IXAQ securities under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies. Because IXAQ is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a tentative review of its financial statements, IXAQ believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2023, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
Definition and General Taxation of a PFIC
A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the fair market value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for these purposes its pro rata share of the gross income and assets of any corporation (and, if certain proposed Treasury Regulations are applied, partnerships) in which it is considered to own at least 25% of the interest, by value). The determination of whether a foreign corporation is a PFIC is made annually.
If IXAQ is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of IXAQ securities and, in the case of Public Shares, the U.S. Holder did not make either (a) a timely qualified election fund (“QEF”) election under Section 1295 of the Code for IXAQ’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares or (b) a QEF election along with a “purging election,” both of which are discussed further below, such holder generally will be subject to special rules with respect to:
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any gain recognized by the U.S. Holder on the sale or other disposition of IXAQ securities; and

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any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares).

Under these rules,
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the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the IXAQ securities;

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the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of IXAQ’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

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the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

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the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if IXAQ is determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its Public Shares by making a timely QEF election (or a QEF election along with a purging election), as described below. Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of IXAQ’s net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which or with which IXAQ’s taxable year ends.
Impact of PFIC Rules on Certain U.S. Holders
The impact of the PFIC rules on a U.S. Holder of IXAQ securities will depend on whether the U.S. Holder has made a timely and effective election to treat IXAQ as a QEF, for IXAQ’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, or if the U.S. Holder made an effective QEF election along with a “purging election,” as discussed below. A U.S. Holder’s ability to make an effective QEF election with respect to IXAQ is contingent upon, among other things, the provision by IXAQ of certain information that would enable the U.S. Holder to make and maintain a QEF election. If IXAQ determines it is a PFIC for any taxable year, it will endeavor to provide to a U.S. Holder upon request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that IXAQ will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. A U.S. Holder of a PFIC that made a timely and effective QEF election for IXAQ’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, or that made a QEF election along with a purging election, as discussed below, is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that did not make a timely and effective QEF election for IXAQ’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, or that did not make a QEF election along with a purging election, is hereinafter referred to as a “Non-Electing Shareholder.”
As indicated above, if a U.S. Holder of Public Shares has not made a timely and effective QEF election with respect to IXAQ’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Public Shares for their fair market value on the “qualification date.” The qualification date is the first day of IXAQ’s tax year in which IXAQ qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Public Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Public Shares by the amount of the gain recognized and will also have a new holding period in the Public Shares for purposes of the PFIC rules.
A U.S. Holder may not make a QEF election with respect to its Public Warrants. As a result, if a U.S. Holder of Public Warrants sells or otherwise disposes of such rights (including for this purpose exchanging the Public Warrants for AKOM Pubco Warrants in the Domestication), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if IXAQ were a PFIC at any time during the period the U.S. Holder held the Public Warrants.
U.S. Holders that hold (or are deemed to hold) stock of a foreign corporation that qualifies as a PFIC may instead elect to annually mark such stock to its market value if such stock is regularly traded on a national securities exchange that is registered with the SEC or certain foreign exchanges or markets of which the IRS has approved (a “mark-to-market election”). The Nasdaq Stock Market currently is considered to be an exchange that would allow a U.S. Holder to make a mark-to-market election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their Public Shares under their particular circumstances.
Effect of PFIC Rules on the Domestication
Even if the Domestication qualifies as a Reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury regulations under Section 1291(f), (the “Proposed Regulations”) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, the Proposed Regulations would require taxable gain recognition by a Non-Electing Shareholder with respect to its exchange of IXAQ securities for AKOM Pubco securities in the Domestication if IXAQ were classified as a PFIC at any time during such U.S. Holder’s holding period in IXAQ securities. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above under “— Definition and General Taxation of a PFIC.” In addition, the Proposed Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the Proposed Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See “— U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities — Effect of Section 367 of the Code to U.S. Holders of Public Shares.” The Proposed Regulations should not apply to an Electing Shareholder with respect to its Public Shares for which a timely QEF election, a QEF election along with a purging election, or mark-to-market election is made.
An Electing Shareholder may, however, be subject to the rules discussed below under the section entitled “— U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities — Effect of Section 367 of the Code to U.S. Holders of Public Shares.” In addition, as discussed above, since a QEF election cannot be made with respect to Public Warrants, the Proposed Regulations should apply to cause gain recognition under the PFIC rules on the exchange of Public Warrants for AKOM Pubco Warrants pursuant to the Domestication. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.
The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of IXAQ securities should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.
Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights
In the event that a U.S. Holder elects to redeem its Public Shares (which will be exchanged for shares of AKOM Pubco Common Stock in the Domestication) for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the AKOM Pubco Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the AKOM Pubco Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the

AKOM Pubco Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the AKOM Pubco Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the AKOM Pubco Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.
If the redemption does not qualify as a sale or exchange of AKOM Pubco Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from IXAQ’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the AKOM Pubco Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the AKOM Pubco Common Stock. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the AKOM Pubco Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of AKOM Pubco Common Stock treated as held by the U.S. Holder (including any AKOM Pubco Common Stock constructively owned by the U.S. Holder as a result of owning AKOM Pubco Warrants) relative to all of the AKOM Pubco Common Stock outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale or exchange of the AKOM Pubco Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in IXAQ or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only AKOM Pubco Common Stock actually owned by the U.S. Holder, but also AKOM Pubco Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities, including those in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include AKOM Pubco Common Stock which could be acquired pursuant to the exercise of the AKOM Pubco Warrants. In order to meet the substantially disproportionate test, the percentage of IXAQ’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the AKOM Pubco Common Stock must be less than 80% of the percentage of IXAQ’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding AKOM Pubco Common Stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including through constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of IXAQ entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the AKOM Pubco Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the AKOM Pubco Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other AKOM Pubco Common Stock. The redemption of the AKOM Pubco Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in IXAQ. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in IXAQ will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution.
After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining AKOM Pubco Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its AKOM Pubco Warrants or possibly in other AKOM Pubco Common Stock constructively owned by it. Shareholders who hold different blocks of AKOM Pubco Common Stock (generally, shares of IXAQ purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to Public Shares, U.S. Holders exercising such redemption rights, will be deemed to have exchanged their Public Shares for shares of AKOM Pubco Common Stock and be subject to the potential tax consequences of Section 367(b) of the Code and the tax rules relating to PFICs as a result of the Domestication (as discussed further above).
All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their AKOM Pubco Common Stock pursuant to an exercise of redemption rights.
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of AERKOMM Securities
The following discussion, “— U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of AERKOMM Securities,” addresses U.S. federal income tax consequences of the Merger to U.S. Holders of AERKOMM securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.
Neither AERKOMM nor IXAQ has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Merger does not constitute a “reorganization.” Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such holder.
Subject to the qualifications and limitations set forth herein, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and U.S. Holders of AERKOMM securities should generally not recognize any gain or loss as a result of the Merger. Pursuant to the Merger, U.S. Holders of AERKOMM Common Stock will receive shares of AKOM Pubco Common Stock in exchange for their shares of AERKOMM Common Stock, and U.S. Holders of AERKOMM Warrants will receive AKOM Pubco Warrants in exchange for their AERKOMM Warrants. Each U.S. Holder’s tax basis in the shares of AKOM Pubco Common Stock received in the Merger will be the same as his, her or its tax basis in the shares of AERKOMM Common Stock surrendered in the Merger in exchange therefor, and each U.S. Holder’s tax basis in the AKOM Pubco Warrants received in the Merger will be the same as his, her or its tax basis in the AERKOMM Warrants surrendered in the Merger in exchange therefor. The holding period of the shares of AKOM Pubco Common Stock received in the Merger by the U.S. Holder will include the holding period of the shares of AERKOMM Common Stock surrendered in the Merger in exchange therefor, and the holding period of the AKOM Pubco Warrants received in the Merger by the U.S. Holder will include the holding period of the AERKOMM Warrants surrendered in the Merger in exchange therefor.
In addition, pursuant to the Merger Agreement, U.S. Holders of AERKOMM Common Stock may receive contingent consideration in the form of additional shares of AKOM Pubco Common Stock under certain circumstances. Any additional shares of AKOM Pubco Common Stock received by U.S. Holders pursuant to the Merger Agreement are expected to be viewed as contingent consideration in the Merger and should generally be received on a tax-free basis in the manner described above. However, the treatment of contingent consideration received in a “reorganization” within the meaning of Section 368(a) of the Code, including a U.S. Holder’s tax basis in any shares of AKOM Pubco Common Stock received as contingent consideration, is unclear under current law, and there can be no assurance that the IRS will not take a position contrary to that described herein or that a court will not agree with a contrary position of the IRS in the event of litigation. Additionally, under Code Section 483, a portion of the value of any shares of AKOM Pubco Common Stock received by a U.S. Holder as contingent consideration will be treated as interest for U.S. federal income tax purposes that must be accounted for in accordance with the holder’s regular method of accounting. The amount of imputed interest would be equal to the excess of (1) the fair market value of the shares of AKOM Pubco Common Stock, if any, received as contingent consideration over (2) the present value of such amount as of the Effective Time, discounted at the applicable federal rate in effect at the Effective Time. A U.S. Holder’s tax basis in any shares of AKOM Pubco Common Stock received as contingent consideration will be increased by the amount treated as imputed interest.
If the Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of AERKOMM securities would recognize gain or loss in an amount equal to the difference (i) the fair market value of the AKOM Pubco Securities received in exchange for such surrendered AERKOMM securities upon completion of the Merger and (ii) the holder’s basis in the AERKOMM securities surrendered. Gain or loss will be calculated separately for AERKOMM Common Stock surrendered and AERKOMM Warrants surrendered, and each block of AERKOMM securities (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such AERKOMM securities have been held for more than one year at the time of the Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in the AKOM Pubco securities received in the Merger would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such AKOM Pubco securities would begin on the day following the Merger.
All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of the Merger, including the potential receipt of contingent consideration, under such holder’s particular circumstances.
U.S. Federal Income Tax Consequences of Ownership and Disposition of AKOM Pubco Securities
Taxation of Distributions
In general, distributions of cash or other property to U.S. Holders of AKOM Pubco Common Stock (other than certain distributions of AKOM Pubco stock or rights to acquire AKOM Pubco stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from AKOM Pubco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its AKOM Pubco Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the AKOM Pubco Common Stock and will be treated as described below under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities”.
Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at reduced rates accorded to long-term capital gains.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities
Upon a sale or other taxable disposition of AKOM Pubco Securities (which, in general, would include a redemption of AKOM Pubco Warrants that is treated as a sale of such warrants as described below), a

U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the AKOM Pubco Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the AKOM Pubco Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its AKOM Pubco Securities so disposed of. See the section entitled “U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of IXAQ Securities” above for discussion of a U.S. Holder’s adjusted tax basis in its AKOM Pubco Securities following the Domestication. See the section entitled “— Exercise, Lapse or Redemption of AKOM Pubco Warrants” below for a discussion regarding a U.S. Holder’s tax basis in AKOM Pubco Common Stock acquired pursuant to the exercise of an AKOM Pubco Warrant.
Exercise, Lapse or Redemption of AKOM Pubco Warrants
A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of AKOM Pubco Common Stock upon exercise of AKOM Pubco Warrants for cash. The U.S. Holder’s tax basis in the shares of AKOM Pubco Common Stock received upon exercise of the AKOM Pubco Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the AKOM Pubco Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the AKOM Pubco Common Stock received upon exercise of the AKOM Pubco Warrants will begin on the date following the date of exercise or on the date of exercise of the AKOM Pubco Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the AKOM Pubco Warrants. If any AKOM Pubco Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed AKOM Pubco Warrants.
The tax consequences of a cashless exercise of AKOM Pubco Warrants are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise may not be a realization event or because the exercise may be treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the AKOM Pubco Common Stock received would equal the U.S. Holder’s basis in the AKOM Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the AKOM Pubco Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the AKOM Pubco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the AKOM Pubco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the AKOM Pubco Common Stock would include the holding period of the AKOM Pubco Warrants exercised therefor.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of AKOM Pubco Warrants equal to the number of shares of AKOM Pubco Common Stock having a value equal to the exercise price for the total number of AKOM Pubco Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to the AKOM Pubco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the AKOM Pubco Common Stock that would have been received in a regular exercise of the AKOM Pubco Warrants deemed surrendered and the U.S. Holder’s tax basis in the AKOM Pubco Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the AKOM Pubco Common Stock received would equal the sum of the U.S. Holder’s tax basis in the AKOM Pubco Warrants deemed exercised and the aggregate exercise price of such AKOM Pubco Warrants. It is unclear whether a U.S. Holder’s holding period for the AKOM Pubco Common Stock would commence on the date following the date of exercise or on the date of exercise of the AKOM Pubco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the AKOM Pubco Warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the AKOM Pubco

Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
If AKOM Pubco redeems AKOM Pubco Warrants for cash or if it purchases AKOM Pubco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities”.
Possible Constructive Distributions
Consistent with the IXAQ Warrants, the terms of each AKOM Pubco Warrant provide for an adjustment to the number of shares of AKOM Pubco Common Stock for which the AKOM Pubco Warrant may be exercised or to the exercise price of the AKOM Pubco Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the AKOM Pubco Warrants would, however, be treated as receiving a constructive distribution from AKOM Pubco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in AKOM Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of AKOM Pubco Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the AKOM Pubco Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of AKOM Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of AKOM Pubco stock, in each case, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described above under the section above entitled “— Taxation of Distributions” in the same manner as if the U.S. Holders of the AKOM Pubco Warrants received a cash distribution from AKOM Pubco equal to the fair market value of such increased interest.
Information Reporting and Backup Withholding
Payments of distributions on and the proceeds from a sale or other disposition of AKOM Pubco Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any Non-U.S. Holders
As used herein, a “Non-U.S. Holder” is a beneficial owner of a IXAQ Security or an AKOM Pubco Security who or that is, for U.S. federal income tax purposes:
•
a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•
a foreign corporation; or

•
an estate or trust that is not a U.S. Holder.

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders of AERKOMM Securities
The Merger is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder if the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a taxable exchange of its shares of IXAQ Common Stock or of IXAQ Warrants resulting from the Merger unless, had the Merger qualified as a reorganization within the meaning of Section 368(a) of the Code, such Non-U.S. Holder would have been taxable in the case of a sale, taxable exchange or other taxable disposition of AKOM Public Securities, as described below under “Tax Consequences for Non-U.S. Holders of Owning and Disposing of AKOM Pubco Securities — Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities.”
Tax Consequences for Non-U.S. Holders of Owning and Disposing of AKOM Pubco Securities
Taxation of Distributions
In general, any distributions (including constructive distributions, but not including certain distributions of AKOM Pubco stock or rights to acquire AKOM Pubco stock) made to a Non-U.S. Holder of shares of AKOM Pubco Common Stock, to the extent paid out of AKOM Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, AKOM Pubco will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of AKOM Pubco Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the AKOM Pubco Common Stock, which will be treated as described under “— Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities” below.
The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its AKOM Pubco Common Stock or AKOM Pubco Warrants (including an expiration or redemption of the AKOM Pubco Warrants as described under “— Exercise, Lapse or Redemption of an AKOM Pubco Warrant”, or a redemption of AKOM Pubco Common Stock that is treated as a sale or exchange as described under “— Effects to Non-U.S. Holders of Exercising Redemption Rights”), unless:
(i)
the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder);

(ii)
such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

(iii)
AKOM Pubco is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable AKOM Pubco Security being disposed of, except, in the case where shares of AKOM Pubco Common Stock are “regularly traded” on an “established securities market” (as such terms are defined under applicable Treasury Regulations), (x) the Non-U.S. Holder is disposing of AKOM Pubco Common Stock and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of AKOM Pubco Common Stock at all times within the shorter of the five-year period preceding such disposition of AKOM Pubco Common Stock or such Non-U.S. Holder’s holding period for such AKOM Pubco Common Stock, or (y) the Non-U.S. Holder is disposing of AKOM Pubco Warrants and has owned, whether actually or based on the application of constructive ownership rules, five percent (5%) or less of the total fair market value of AKOM Pubco Warrants (provided the AKOM Pubco Warrants are considered to be “regularly traded”) at all times within the shorter of the five-year period preceding such disposition of AKOM Pubco Warrants or such Non-U.S. Holder’s holding period for such AKOM Pubco Warrants. There can be no assurance that AKOM Pubco Common Stock or AKOM Pubco Warrants are or have been treated as regularly traded on an established securities market for this purpose. It is unclear how the rules for determining the five percent (5%) threshold for this purpose would be applied with respect to AKOM Pubco Common Stock or AKOM Pubco Warrants, including how a Non-U.S. Holder’s ownership of AKOM Pubco Warrants impacts the five percent (5%) threshold determination with respect to AKOM Pubco Common Stock and whether the five percent (5%) threshold determination with respect to AKOM Pubco Warrants must be made with or without reference to the Private Placement Warrants. In addition, special rules may apply in the case of a disposition of AKOM Pubco Warrants if AKOM Pubco Common Stock is considered to be “regularly traded”, but AKOM Pubco Warrants are not considered to be “regularly traded”. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).
If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, AKOM Pubco may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition or redemption. Based on the nature of the business and activities of AERKOMM, it generally is not expected that AKOM Pubco would be a United States real property holding corporation after the Domestication or immediately after the Business Combination is completed. However, neither IXAQ nor AERKOMM has undertaken a formal analysis of AKOM Pubco’s possible status as a United States real property holding corporation. In addition, such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether AKOM Pubco would be treated as a United States real property holding corporation in any taxable year.
Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its AKOM Pubco Securities.
Exercise, Lapse or Redemption of AKOM Pubco Warrants
A Non-U.S. Holder generally will not recognize taxable gain or loss on the acquisition of AKOM Pubco Common Stock upon exercise of AKOM Pubco Warrants for cash. The Non-U.S. Holder’s tax basis in the share of AKOM Pubco Common Stock received upon exercise of AKOM Pubco Warrants generally will be an amount equal to the sum of the Non-U.S. Holder’s tax basis in such AKOM Pubco Warrants and the exercise price. It is unclear whether the Non-U.S. Holder’s holding period for the AKOM Pubco Common Stock received upon exercise of the AKOM Pubco Warrants will begin on the date following the date of exercise or on the date of exercise of the AKOM Pubco Warrants; in either case, the holding period will not include the period during which the Non-U.S. Holder held the AKOM Pubco Warrants. If any AKOM Pubco Warrants are allowed to lapse unexercised, a Non-U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed AKOM Pubco Warrants and generally will be taxed as described above under “— Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities”.
Consistent with the IXAQ Warrants, the AKOM Pubco Warrants may be exercised on a cashless basis in certain circumstances. The U.S. federal income tax characterization of a cashless exercise of AKOM Pubco Warrants are not clear under current tax law. A cashless exercise may not be a taxable exchange, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a Non-U.S. Holder’s tax basis in the AKOM Pubco Common Stock received would equal the Non-U.S. Holder’s tax basis in the AKOM Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a Non-U.S. Holder’s holding period in the AKOM Pubco Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the AKOM Pubco Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the AKOM Pubco Warrants exercised therefor.
If the cashless exercise were treated as a recapitalization, the holding period of the AKOM Pubco Common Stock would include the holding period of the AKOM Pubco Warrants exercised therefor.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a Non-U.S. Holder could be deemed to have surrendered a number of AKOM Pubco Warrants equal to the number of shares of AKOM Pubco Common Stock having a value equal to the exercise price for the total number of AKOM Pubco Warrants to be exercised. In such case, the Non-U.S. Holder would recognize capital gain or loss with respect to the AKOM Pubco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the AKOM Pubco Common Stock that would have been received in a regular exercise of the AKOM Pubco Warrants deemed surrendered and the Non-U.S. Holder’s tax basis in the AKOM Pubco Warrants deemed surrendered. Any gain or loss recognized by a Non-U.S. Holder generally will be taxed as described above in “— Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities”. It is unclear whether a Non-U.S. Holder’s holding period for the AKOM Pubco Common Stock would commence on the date following the date of exercise or on the date of exercise of the AKOM Pubco Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the AKOM Pubco Warrants exercised therefor.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a Non-U.S. Holder’s holding period would commence with respect to the AKOM Pubco Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, Non-U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
If AKOM Pubco redeems AKOM Pubco Warrants for cash or if AKOM Pubco purchases AKOM Pubco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the Non-U.S. Holder, taxed as described above under “— Sale, Taxable Exchange or Other Taxable Disposition of AKOM Pubco Securities”.
Non-U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise, lapse, or redemption of AKOM Pubco Warrants.
Possible Constructive Distributions
Consistent with the IXAQ Warrants, the terms of each AKOM Pubco Warrant provide for an adjustment to the number of shares of AKOM Pubco Common Stock for which the AKOM Pubco Warrant may be exercised or to the exercise price of the AKOM Pubco Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. A Non-U.S. Holder of the AKOM Pubco Warrants would, however, be treated as receiving a constructive distribution from AKOM Pubco if, for example, the adjustment increases the Non-U.S. Holder’s proportionate interest in AKOM Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of AKOM Pubco Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the AKOM Pubco Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of AKOM Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of AKOM Pubco stock, in each case, which is taxable to the holders of such stock as a distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a corporate distribution from AKOM Pubco equal to the fair market value of such increased interest without any corresponding receipt of cash, the U.S. federal income tax consequences of which are described above under “— Tax Consequences of Ownership and Disposition of AKOM Pubco Securities — Taxation of Distributions”.
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of AKOM Pubco Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends) on AKOM Pubco Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent (30%) withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.
Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of AKOM Pubco Securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information presents the combination of the financial information of IXAQ and AERKOMM adjusted to give effect to the Business Combination and other transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
On March 29, 2024, IXAQ entered into the Merger Agreement, by and among IXAQ, Merger Sub, and AERKOMM. On September 25, 2024, IXAQ entered into the Amendment, by and among IXAQ, Merger Sub, and AERKOMM.
Description of the Business Combination
On March 28, 2024, the board of directors of IX Acquisition Corp., a Cayman Islands exempted company (“IXAQ”), unanimously approved the Merger Agreement, dated as of March 29, 2024, by and among IXAQ, AKOM Merger Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ (“Merger Sub”) and AERKOMM Inc., a Nevada corporation (“AERKOMM”), as amended by the amendment dated as of September 25, 2024, both attached to this proxy statement/prospectus as Annex A (as amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is approved by IXAQ’s shareholders and the transactions contemplated by the Merger Agreement are consummated, the following will occur: (1) the domestication of IXAQ as a Delaware corporation in accordance with the Delaware General Corporation Law (“DGCL”), the Cayman Islands Companies Act (As Revised) (the “Companies Act”) and the amended and restated memorandum and articles of association of IXAQ (as may be amended from time to time, the “Cayman Constitutional Documents”), in which IXAQ will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL and Part XII of the Companies Act (the “Domestication”); (2) the merger (the “Merger”) of Merger Sub with and into AERKOMM, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the separate corporate existence of Merger Sub will cease and AERKOMM will be the surviving corporation and a wholly-owned subsidiary of IXAQ, pursuant to the terms of the Merger Agreement and in accordance with the DGCL, as amended, as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Proposed Transaction” or “Business Combination”). In connection with the Proposed Transaction, IXAQ will be renamed “AKOM Inc.” (“AKOM Pubco”).
In connection with the Domestication, (i) each then issued and outstanding IXAQ Class A ordinary share will convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ (the “IXAQ Common Stock”); (ii) each then issued and outstanding IXAQ Class B ordinary share will convert automatically into one share of IXAQ Common Stock; (iii) each then issued and outstanding IXAQ warrant will convert automatically into one warrant to acquire one share of common stock, par value US$0.0001 per share, of IXAQ ( the “IXAQ Warrant”), pursuant to the IXAQ Warrant Agreement; and (iv) each then issued and outstanding IXAQ unit will separate and convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ (the “IXAQ Unit”), one-half of one IXAQ Warrant.
Consideration and Structure
Pursuant to the Merger Agreement, the AERKOMM equityholders that hold shares of AERKOMM Common Stock (as defined below), shares of AERKOMM Preferred Stock (as defined below), AERKOMM Options (as defined below), AERKOMM Warrants (as defined below), or AERKOMM Convertible Notes (as defined below) will receive (i) the Closing Merger Consideration (as defined below) plus (ii) the Incentive Merger Consideration (as defined below) actually earned (the “Aggregate Merger Consideration”) in exchange for all of AERKOMM’s Adjusted Aggregate Fully Diluted AERKOMM Common Stock (as defined below).
A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (the “Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) $200,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid AERKOMM Transaction Expenses, plus (d) the Working Capital Variance from Target (which may be a negative number). Based on the financial statements as of June 30, 2024, the number of shares of common stock issued to AERKOMM stockholders at closing would be 17,391,304, consisting of 12,902,315 shares outstanding, 3,212,182 to replace AERKOMM options outstanding and 1,276,806 to replace AERKOMM’s warrants outstanding. The “Incentive Merger Consideration” means 17,391,304 shares of IXAQ Class D Common Stock.
The PIPE Investment
IXAQ and AERKOMM have entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors providing for investments in IXAQ Common Stock in a private placement at $11.50 per share of IXAQ Common Stock (such investments in the aggregate, the “PIPE Investment”), with the aggregate amount of the PIPE Investment equal to $35,000,000 as of the date hereof (the aggregate amount of the PIPE Investment as at any time, the “PIPE Investment Amount”).
AERKOMM will exercise reasonable best efforts to obtain a PIPE Investment of at least $65,000,000 (inclusive of investment amounts under SAFE Agreements (as defined below)) pursuant to PIPE arrangements, and will obtain a minimum PIPE Investment of at least $45,000,000 minus the investment amount obtained pursuant to SAFE Agreements (the “PIPE Minimum Investment Amount”) and will consummate the transactions contemplated by the Subscription Agreements on the terms described therein.
The SAFE Investment
Pursuant to the Merger Agreement, AERKOMM will enter into simple agreements for future equity, in the form and substance as reasonably agreed upon by IXAQ and AERKOMM (the “SAFE Agreements”), with certain investors providing for investments in shares of AERKOMM Common Stock in a private placement in an aggregate amount not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) business days of the date of the Merger Agreement, another $5,000,000 within forty (40) business days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) business days of the date of the Merger Agreement) that will automatically convert upon the Closing at $11.50 per share of IXAQ Common Stock and in accordance with such SAFE Agreements and the Merger Agreement (such investments in the aggregate, the “SAFE Investment”). As of the date hereof, an aggregate of approximately $2.6 million of SAFE Investment has been made.
Treatment of AERKOMM Securities
Pursuant to the Merger Agreement, at the Effective Time (as defined below), each AERKOMM Option, whether vested or unvested, will, by virtue of the Merger and without any further action on the part of any party or the holder thereof, be assumed by IXAQ and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such AERKOMM Option immediately prior to the Effective Time, shares of IXAQ Common Stock, except that (A) the number of shares of IXAQ Common Stock subject to such Assumed Option will equal the product of (x) the number of AERKOMM Common Stock that were subject to such AERKOMM Option immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio (as defined below), rounded down to the nearest whole share, and (B) the per-share exercise price will equal the quotient of (1) the exercise price per AERKOMM Common Stock at which such AERKOMM Option was exercisable immediately prior to the Effective Time, divided by (2) the Conversion Ratio, rounded up to the nearest whole cent; provided that each AERKOMM Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code and (B) will be adjusted in a manner that complies with Section 409A of the Code.
Pursuant to the Merger Agreement, certain promissory notes of AERKOMM (“Converting AERKOMM Convertible Notes” or “Outstanding AERKOMM Convertible Note”) will remain outstanding, provided, however, that such Outstanding AERKOMM Convertible Note will be convertible to shares of IXAQ Common Stock on the same terms and conditions as applied to such Outstanding AERKOMM

Convertible Note immediately prior to the Effective Time. The number of shares of IXAQ Common Stock subject to such Outstanding AERKOMM Convertible Note will be equitably adjusted as if such Outstanding AERKOMM Convertible Note was treated as a Converting AERKOMM Convertible Note at the Effective Time.
The “Conversion Ratio” is the quotient obtained by dividing (a) the number of shares of IXAQ Common Stock constituting the Closing Merger Consideration, by (b) the number of shares constituting the Adjusted Aggregate Fully Diluted AERKOMM Common Stock.
Prior to the Closing, AERKOMM will cause certain persons to enter into a Lock-Up Agreement with IXAQ to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration will be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of AERKOMM, for a shorter period of time as may be mutually agreed upon between IXAQ and AERKOMM (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met).
Closing Conditions
The Closing is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of IXAQ and AERKOMM; (ii) IXAQ’s initial listing application being conditionally approved for listing on a national securities exchange; (iii) the effectiveness of the Registration Statement; (iv) the Domestication will have been consummated on the day that is at least one Business Day prior to the Closing Date; (v) delivery of the respective certificates, authorizations and certificates of good standing from AERKOMM, IXAQ and Merger Sub; and (vi) the size and composition of the post-Closing IXAQ Board of Directors will have been appointed. For additional information, see “The Business Combination Proposal — Merger Agreement — Closing Conditions”.
Termination without Default
The Merger Agreement may be terminated by IXAQ and AERKOMM under certain circumstances, including, among others, by either IXAQ or AERKOMM if (i) the Closing has not occurred on or before October 12 2024 (the “Outside Closing Date”) (provided that, if the Securities Exchange Commission (the “SEC”) has not declared the Registration Statement and Proxy Statement (as defined below) effective on or prior to October 12, 2024, the Outside Closing Date will be automatically extended by six (6) months); (ii) in the event an Authority will have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable, IXAQ or AERKOMM will have the right, at its sole option, to terminate the Merger Agreement without liability to the other party; provided, however, that the right to terminate the Merger Agreement will not be available to AERKOMM or IXAQ if the failure by such party or its Affiliates to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority; (iii) in the event that the IXAQ Shareholder Meeting has been held (including any adjournment thereof) and has concluded, and the holders of IXAQ Ordinary Shares have duly voted, and the IXAQ Shareholder Approval was not obtained, IXAQ or AERKOMM will have the right, at its sole option, to terminate the Merger Agreement; and (iv) by mutual consent of IXAQ and AERKOMM.
Termination Upon Default
IXAQ may terminate the Merger Agreement by giving written notice if (i) at any time prior to the Closing Date if (x) AERKOMM will have breached any representation, warranty, agreement or covenant contained therein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of certain conditions impossible; (y) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by AERKOMM of a written notice from IXAQ describing in reasonable detail the nature of such breach, provided, however, that IXAQ is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement; (ii) at any time after AERKOMM Stockholder Written

Consent Deadline if AERKOMM has not previously received AERKOMM Stockholder Approval; or (iii) at any time prior to the Closing Date if AERKOMM or any Subsidiary of AERKOMM enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.
AERKOMM may terminate the Merger Agreement by giving written notice if (i) IXAQ will have breached any of its covenants, agreements, representations, and warranties contained therein to be performed on or prior to the Closing Date, which has rendered or reasonably would render the satisfaction of certain conditions impossible; and (ii) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by IXAQ of a written notice from AERKOMM describing in reasonable detail the nature of such breach, provided, however, that AERKOMM is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.
In the event that the Merger Agreement is validly terminated by IXAQ pursuant to Section 10.2(a) of the Merger Agreement, and at the time of any such termination, AERKOMM is not permitted to terminate the Merger Agreement pursuant to Section 10.2(b) thereof, (such termination, a “IXAQ Termination with Cause”), then AERKOMM will pay to IXAQ a termination fee in the amount equal to the lesser of (i) the IXAQ Reimbursable Termination Expenses multiplied by 1.5 or (ii) $5,000,000 (the “Cause Termination Fee”). The Cause Termination Fee will be due within two (2) business Days of having provided AERKOMM reasonable substantiation (copies of receipts or invoices, basis for calculation, etc.) of its calculation of the amount of IXAQ Reimbursable Termination Expenses. In the event that AERKOMM cannot pay the Cause Termination Fee in cash within such period, IXAQ will receive a convertible bond materially equivalent to AERKOMM’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
In the event that the Merger Agreement is validly terminated (i) by IXAQ pursuant to Section 10.2(c) and, at the time of any such termination, AERKOMM is not permitted to terminate the Merger Agreement pursuant to Section 10.2(b), or (ii) by IXAQ pursuant to Section 10.2(a)(ii) or by AERKOMM pursuant to Section 10.2(d) and, within twelve (12) months of such termination, AERKOMM enters into an Alternative Transaction, then AERKOMM will pay to IXAQ a termination fee in the amount equal to $12,000,000 (the “Non-Cause Termination Fee”). In the event the Merger Agreement is terminated pursuant to the foregoing clause (i), the Non-Cause Termination Fee will be payable within two (2) Business Days after such termination and in the event the Merger Agreement is terminated pursuant to the foregoing clause (ii), the Non-Cause Termination Fee will be payable within two (2) Business Days after the Closing of such Alternative Transaction. In the event that AERKOMM cannot pay the Non-Cause Termination Fee in cash when due and payable, IXAQ will receive a convertible bond materially equivalent to AERKOMM’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
Governance
At the Effective Time, IXAQ’s Board of Directors will consist of seven (7) to nine (9) directors. Sponsor will have the right to designate two (2) directors prior to Closing, (i) one of whom will qualify as an independent director under the Securities Act of 1933, as amended (the “Securities Act”) and applicable exchange rules, as applicable and who will serve as a Class II Director and (ii) the other of whom will serve as a Class III Director. AERKOMM will have the right to designate four (4) directors in the case of a seven (7) director board and five (5) directors in the case of a nine (9) director board prior to Closing, two (2) of whom in the case of a seven (7) director board and three (3) of whom in the case of a nine (9) director board will qualify as independent directors under the Securities Act and applicable exchange rules, as applicable. Prior to Closing, Sponsor and AERKOMM will mutually agree upon one (1) director in the case of a seven (7) member board and two (2) directors in the case of a nine (9) member board, who will qualify as an independent director under the Securities Act and applicable exchange rules, as applicable. Pursuant to the IXAQ Certificate of Incorporation, the IXAQ’s Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving until the first annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving until the second annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving until the third annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (and with any subsequent

Class III Directors serving a three (3) year term). At or prior to the Closing, IXAQ will provide each member of IXAQ’s post-Closing Board of Directors with a customary director indemnification agreement, in form and substance reasonable acceptable to the directors, to be effective upon the Closing (or if later, such director’s appointment). During the Interim Period, IXAQ and AERKOMM will exercise reasonable best efforts to agree upon and arrange for the appointment of officers of IXAQ to be effective as of immediately after the Effective Time.
Amendment
On September 25, 2024, IXAQ, Merger Sub and AERKOMM entered into an amendment (the “Amendment”) to the Merger Agreement to (1) provide that any lock-up period applicable to the Sponsor or any officers, directors or affiliates of Parent will terminate at the Closing of the Merger, (2) change the percentage of the Founder Shares being treated as Escrowed Sponsor Shares from 50% to 25%, (3) add a provision providing for AERKOMM to pay certain amounts to IXAQ to cover its working capital and extension expenses, and (4) add a provision that Parent may terminate the Merger Agreement at any time prior to the Closing Date if AERKOMM or any Subsidiary of AERKOMM enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.
As of the Record Date for the extraordinary general meeting, [•] IXAQ Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote [•] IXAQ Ordinary Shares, the presence at the extraordinary general meeting of only [•] additional Ordinary Shares will be needed to establish a quorum.
The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about IXAQ, AERKOMM or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IXAQ’s public disclosures.
Timeframes for Filing and Closing
IXAQ expects to file the Registration Statement as promptly as practicable after the date of the Merger Agreement. The Closing is expected to occur following the fulfillment or waiver of the closing conditions set forth in the Merger Agreement.
Certain Related Agreements
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, IXAQ entered into a support agreement (the “Sponsor Support Agreement”) with the Sponsor and AERKOMM, pursuant to which the Sponsor agreed to, among other things, (i) vote all of its shares in favor of each IXAQ proposal sought by the IXAQ with respect to the Merger Agreement or the transactions contemplated thereby, (ii) vote against any

Alternative Proposal or proposal relating to a business combination transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by IXAQ (other than the Merger Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or Board of Directors of IXAQ (other than in connection with the Merger), (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of IXAQ, Merger Sub or the Sponsor under the Merger Agreement or the Sponsor Support Agreement, and (vi) vote in favor of any proposal to extend the period of time IXAQ is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the Sponsor Support Agreement.
In addition, the Sponsor agreed to be bound by exclusivity and publicity sections of the Merger Agreement.
AERKOMM Support Agreement
In connection with the execution of the Merger Agreement, IXAQ entered into a support agreement (the “AERKOMM Support Agreement”) with AERKOMM and certain shareholders of AERKOMM (the “AERKOMM Supporting Shareholders”) pursuant to which AERKOMM Supporting Shareholders agreed to, among other things,(i) vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (“AERKOMM Transaction Proposals”); (ii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by AERKOMM (other than the Merger Agreement and the transactions relating to the Merger); (iii) vote against any change in the business (to the extent in violation of the Merger Agreement), management or Board of Directors of AERKOMM (other than in connection with the AERKOMM Transaction Proposals and the transactions contemplated thereby); and (iv) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of AERKOMM or AERKOMM Securityholders under the Merger Agreement or AERKOMM Support Agreement.
In addition, AERKOMM Supporting Shareholders agreed to be bound by exclusivity and publicity sections of the Merger Agreement.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, AKOM Pubco, the Sponsor and certain former shareholders of AERKOMM (collectively, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which AKOM Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain IXAQ Ordinary Shares and Domesticated IXAQ Warrants that are held by the Holders from time to time.
The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by IXAQ, the Sponsor and the other parties thereto in connection with IXAQ’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five-year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).
Extension and Redemption
On October 9, 2024, the Company held an extraordinary general meeting of its shareholders (the “Meeting”), at which the shareholders voted on the following proposals, as set forth below, each of which is described in more detail in the definitive proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2024, which was first mailed by the Company to its shareholders on or about September 25, 2024.
As a result of the extraordinary general meeting the Company modified the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 percent of the Public Shares if the Company does not consummate a Business Combination by October 12, 2025.

In connection with the shareholders’ vote at the Meeting, 1,235,698 shares were tendered for redemption resulting redemption of $14,306,363 from the trust at $11.58 per redeemed share.
Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, IXAQ, who is the legal acquirer, will be treated as the “acquired” company for accounting purposes and AERKOMM will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of AERKOMM issuing shares at the closing of the Business Combination for the net assets of IXAQ as of the closing date, accompanied by a recapitalization. The net assets of IXAQ will be stated at historical cost, with no goodwill or other intangible assets recorded.
AERKOMM has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
AERKOMM stockholders will have the majority voting interest in AKOM Inc. under both the no redemption and maximum redemption scenarios;

•
The AKOM Pubco Board will be composed as follows: IXAQ will have the right to designate one (1) director (who will qualify as an independent director under the Securities Act and the Nasdaq rules), and AERKOMM will have the right to designate four (4) directors (a majority of the board whom will qualify as independent directors under the Securities Act and the Nasdaq rules);

•
AERKOMM’s senior management will be the senior management of AKOM Pubco;

•
The business of AERKOMM will comprise the ongoing operations of AKOM Pubco; and

•
AERKOMM is the larger entity, in terms of substantive assets.

Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios as follows:
•
Scenario 1 — Assuming No Additional Redemptions:   This presentation assumes that, after the Extension Redemptions, no additional public stockholders of IXAQ exercise Redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•
Scenario 2 — Assuming Maximum Redemptions:   This presentation assumes that, after the Extension Redemptions, IXAQ public stockholders holding 1,610,373 IXAQ Class A ordinary shares will exercise their Redemption rights for $18.69 million upon consummation of the Business Combination at a Redemption price of approximately $11.61 per share. This scenario includes all adjustments contained in the “no additional Redemptions” scenario and presents additional adjustments to reflect the effect of the maximum Redemptions.

The following table sets out share ownership of IXAQ Common Stock on a Pro Forma basis assuming the No Additional Redemptions Scenario and the Maximum Redemptions Scenario:
	Assuming No Additional Redemptions	% holding	Assuming Maximum Redemptions	% holding
IXAQ Public Shareholders(1)	1,610,373	7.3%	—	0.0%
IXAQ Sponsor(2)	3,001,591	13.6%	3,001,591	14.7%
IXAQ Anchor shareholders(2)	1,310,909	6.0%	1,310,909	6.3%
SAFE Investors(3)	224,800	1.0%	224,800	1.1%
PIPE Investors	3,043,478	13.8%	3,043,478	14.9%
AERKOMM shareholders(4)	12,902,315	58.3%	12,902,315	63.0%
Total share outstanding	22,093,466	100%	20,483,093	100%

(1)
In the “No Additional Redemptions” scenario, assumes that, after the Extension Redemptions, no additional public stockholders of IXAQ Redemption rights with respect to their Public Shares upon consummation of the Business Combination. In the “Maximum Redemptions” scenario, reflects the maximum Redemption of 1,610,373 IXAQ shares for aggregate Redemption payments of $18.69 million at a Redemption price of approximately $11.61 per share. Excludes 11,500,000 warrants.
(2)
This amount excludes 1,000,530 and 436,970 of Sponsor and Anchor shareholder, respectively IXAQ shares that at closing are subject to the Incentive Consideration milestones and 7,150,000 warrants.

(3)
This amount excludes 211,312 additional IXAQ Common Stock subject to Incentive SAFE consideration milestones.

(4)
Represents the exchange of outstanding AERKOMM shares into shares of IXAQ Common Stock upon the Closing of the Business Combination. This amount excludes 3,212,182 in IXAQ warrants in exchange of AERKOMM Warrants and 1,276,806 in IXAQ options in exchange for AERKOMM Options outstanding, and 17,391,304 IXAQ Common Stock subject to Incentive Merger Consideration milestones.

The following unaudited Pro Forma condensed combined balance sheet as of June 30, 2024, and the unaudited Pro Forma condensed combined statements of operations for six months ended June 30, 2024 and for the year ended December 31, 2023, are based on the historical financial statements of IXAQ and AERKOMM including AERKOMM’s restated audited financial statements for yearend as of December 31, 2023, and the related notes for the period ended December 31, 2023 unaudited interim financial statements as of June 30, 2024 and the related notes for the period ended June 30, 2024. The unaudited Pro Forma adjustments are based on information currently available, assumptions, and estimates underlying the Pro Forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited Pro Forma condensed combined financial statements.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2024(1)
			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Aerkomm (Historical)	IXAC (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash	$63,740	$7,655	$18,692,495	A	$44,553,111	$(18,692,495)	E	$25,860,616
			(5,644,400)	B
			37,585,200	G
			(2,850,000)	H
			(3,103,268)	I
			(198,311)	K
Short-term investment	1,092,414	—	—		1,092,414	—		1,092,414
Inventory, net	170,892	—	—		170,892	—		170,892
Prepaid expenses	287,258	41,505	1,600,000	B	1,928,763	—		1,928,763
Other receivable
– related parties	3,359,397	4,380	—		3,363,777	—		3,363,777
– others	2,337,276	—	—		2,337,276	—		2,337,276
Other current assets	69,231		—		69,231	—		69,231
Total current assets	7,380,208	53,540	46,081,716		53,515,464	(18,692,495)		34,822,969
Non-current assets
Long-term investment	4,731,064	—	—		4,731,064	—		4,731,064
Net Property and Equipment	2,192,441	—	—		2,192,441	—		2,192,441
Prepayment for land	38,346,669	—	—		38,346,669	—		38,346,669
Prepayment of equipment	317,639	—	—		317,639	—		317,639
Prepayment for equipment and intangible assets – related party	2,076,605	—	—		2,076,605	—		2,076,605
Prepayment for equipment and intangible assets – other	8,406,433	—	—		8,406,433	—		8,406,433
Restricted cash	14,755	—	—		14,755	—		14,755
Intangible asset, net	12,136,934	—	—		12,136,934	—		12,136,934
Goodwill	4,573,819	—	—		4,573,819	—		4,573,819
Right-of-use assets, net – operating leases	162,142	—	—		162,142	—		162,142
Right-of-use assets, net – finance lease	52,327	—	—		52,327	—		52,327
Deposits	368,115	—	—		368,115	—		368,115
Cash and investments held in Trust Account	—	32,430,440	(18,692,495)	A	—	—		—
			370,107	L
			198,311	K
			(14,306,363)	M
Total non-current assets	73,378,943	32,430,440	(32,430,440)		73,378,943	—		73,378,943
Total assets	$80,759,151	$32,483,980	$13,651,276		$126,894,407	$(18,692,495)		$108,201,912

			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Aerkomm (Historical)	IXAC (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
LIABILITIES
Current liabilities
Short-term loan
– related party	$—	$—	$—		$—	$—		$—
– others	5,512,037	—	—		5,512,037	—		5,512,037
Convertible long-term bonds payable	2,537,349	—	—		2,537,349	—		2,537,349
Convertible long-term note payable	23,173,200	—	—		23,173,200	—		23,173,200
Accounts payable	1,892,480	116,281	—		2,008,761	—		2,008,761
Accrued expenses	6,598,518	1,836,656	(1,630,129)	B	6,805,045	—		6,805,045
Other payables
– related party	781,934	—	—		781,934	—		781,934
– others	11,369,618	—			11,369,618	—		11,369,618
Prepayment from customers – related party
– related party	5,902,466	—	—		5,902,466			5,902,466
– other	762,000	—	—		762,000	—		762,000
Lease liability – current
– related party	—	—	—		—			—
– others	167,001	—	—		167,001	—		167,001
Extension Promissory note – related party	—	3,103,268	198,311	K	—	—		—
			(198,311)	K
			(3,103,268)	I
Total current liabilities	58,696,603	5,056,205	(4,733,397)		59,019,411	—		59,019,411
Non-current liabilities
Convertible long-term bonds payable	$200,000	$—	$—		$200,000	$—		$200,000
Long-term loan – non current	—	—	—		—	—		—
Lease liability – non current
– others	79,416	—	—		79,416	—		79,416
Restricted stock deposit liability	1,000	—	—		1,000	—		1,000
SAFE derivative liability	—	—	4,783,579	G	4,783,579	—		4,783,579
Incentive merger consideration	—	—	195,884,996	J	195,884,996	—		195,884,996
Warrant liabilities	—	1,492,000	—		1,492,000	—		1,492,000
Deferred underwriting commissions	—	6,050,000	(6,050,000)	H	—	—		—
Total non-current liabilities	280,416	7,542,000	194,618,575		202,440,991	—		202,440,991
Total liabilities	58,977,019	12,598,205	189,885,178		261,460,402	—		261,460,402
Class A common stock subject to possible redemption	—	32,430,440	(18,124,077)	E	—	—		—
			(14,306,363)	M
EQUITY
Common stock	18,203	—	(18,203)	C	—	—		—
Subscribed capital	3,499,496	—	(3,499,496)	C	—	—		—
IXAC Class A common stock	—	401	1,290	C	2,186	(161)	E	2,025
			161	E
			174	F
			304	G
			(144)	J
IXAC Class B common stock	—	174	(174)	F	—	—		—
Additional paid-in capital	109,956,218	776,644	(1,074,000)	B	155,206,835	(18,692,334)	E	136,514,501
			3,516,409	C
			(14,113,808)	D
			18,123,916	E
			3,021,760	H
			34,999,696	G
Accumulated deficit	(90,473,956)	(13,321,884)	(1,304,271)	B	(288,557,187)	—		(288,557,187)
			14,113,808	D
			178,240	H
			(2,198,379)	G
			(195,884,852)	J
			370,107	L
Accumulated other comprehensive loss	(1,217,829)	—	—		(1,217,829)	—		(1,217,829)
Total equity	21,782,132	(12,544,665)	(143,803,462)		(134,565,995)	(18,692,495)		(153,258,490)
Total equity and liabilities	$80,759,151	$32,483,980	$13,651,276		$126,894,407	$(18,692,495)		$108,201,912

(1)
The unaudited Pro Forma condensed combined balance sheet as of June 30, 2024 combines the historical balance sheet of IXAQ as of June 30, 2024, with the historical balance sheet of Aerkomm as of June 30, 2024.

Aerkomm and IXAC
Unaudited Pro Forma Condensed Combined Statement of Profit or Loss
For the SIX MONTHS ENDED JUNE 30, 2024
			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Aerkomm (Historical)	IXAC (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Revenue
Sales – related party	$34,775	$—	$—		$34,775	$—	$34,775
Sales – others	18,480	—	—		18,480	—	18,480
Total revenues	53,255	—	—		53,255	—	53,255
Cost of sales – related party	60,843	—	—		60,843	—	60,843
Cost of sales – others	—	—	—		—	—	—
Total Cost of sales	60,843	—	—		60,843	—	60,843
Gross profit	(7,588)	—	—		(7,588)	—	(7,588)
Operation expenses	(11,554,437)	(1,610,470)	(133,334)	CC	(13,298,241)	—	(13,298,241)
Impairment loss on Goodwill	—	—	—		—	—	—
Operating profit (loss)	(11,562,025)	(1,610,470)	(133,334)		(13,305,829)	—	(13,305,829)
Non-operating income (loss)
Other income	—	—	—		—	—	—
Unrealized investment income (loss)	780	—	—		780	—	780
Foreign currency exchange gain (loss)	(830,259)	—	—		(830,259)	—	(830,259)
Governmental grant income	—	—	—		—	—	—
Interest expense	(592,625)	—	—		(592,625)	—	(592,625)
Others, net	(7,723)	—	—		(7,723)	—	(7,723)
Interest income on cash and investments held in the Trust Account	—	689,912	(689,912)	AA	—	—	—
Interest income on an operation account	—	(68)	—		(68)	—	(68)
Change in the fair value of warrant liability	—	(1,119,000)	—		(1,119,000)	—	(1,119,000)
(Loss) income before income tax expense	(12,991,852)	(2,039,626)	(823,246)		(15,854,724)	—	(15,854,724)
Income tax expense	(2,400)	—	—		(2,400)	—	(2,400)
Net (loss) income	$(12,994,252)	$(2,039,626)	$(823,246)		$(15,857,124)	$—	$(15,857,124)
Other comprehensive income (loss)
Change in foreign currency translation adjustments	(851,225)	—	—		(851,225)	—	(851,225)
Total comprehensive loss	$(13,845,477)	$(2,039,626)	$(823,246)		$(16,708,349)	$—	$(16,708,349)
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$(0.73)	$(0.24)
Basic and diluted net loss per share, Class B common stock	$(0.73)	$(0.24)
Pro forma weighted average number of shares outstanding – basic and diluted					22,093,466		20,483,093
Pro forma earnings per share – basic and diluted					$(0.72)		$(0.77)

Aerkomm and IXAC
Unaudited Pro Forma Condensed Combined Statement of Profit or Loss
For the Year Ended December 31, 2023
			Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Aerkomm (Historical)	IXAC (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue
Sales – related party	$575,395	$—	$—		$575,395	$—		$575,395
Sales – others	155,695	—	—		155,695	—		155,695
Total revenues	731,090	—	—		731,090	—		731,090
Cost of sales – related party	461,827	—	—		461,827	—		461,827
Cost of sales – others	1,349,049	—	—		1,349,049	—		1,349,049
Total Cost of sales	1,810,876	—	—		1,810,876	—		1,810,876
Gross profit	(1,079,786)	—	—		(1,079,786)	—		(1,079,786)
Operation expenses	(15,830,119)	(1,043,627)	(1,340,272)	BB	(18,480,685)	—	BB	(18,480,685)
			(266,667)	CC
Impairment loss on Goodwill	(4,560,619)	—	—		(4,560,619)	—		(4,560,619)
Operating profit (loss)	(21,470,524)	(1,043,627)	(1,606,939)		(24,121,090)	—		(24,121,090)
Non-operating income (loss)
Other income	158,355	—	—		158,355	—		158,355
Unrealized investment income (loss)	(105,796)	—	—		(105,796)	—		(105,796)
Foreign currency exchange gain (loss)	(131,214)	—	—		(131,214)	—		(131,214)
Interest expense	(1,509,428)	—	—		(1,509,428)	—		(1,509,428)
Others, net	(772,716)	—	—		(772,716)	—		(772,716)
Interest income on cash and investments held in the Trust Account	—	4,724,941	(4,724,941)	AA	—	—		—
Interest income on an operation account	—	94	—		94	—		94
Gain on forfeiture of deferred underwriting fee payable	—	336,985	—		336,985	—		336,985
(Loss) income before income tax expense	(23,831,323)	4,018,393	(6,331,880)		(26,144,810)	—		(26,144,810)
Income tax expense	(2,400)	—	—		(2,400)	—		(2,400)
Net (loss) income	$(23,833,723)	$4,018,393	$(6,331,880)		$(26,147,210)	$—		$(26,147,210)
Other comprehensive income (loss)
Change in foreign currency translation adjustments	7,370	—	—		7,370	—		7,370
Total comprehensive loss	$(23,826,353)	$4,018,393	$(6,331,880)		$(26,139,840)	$—		$(26,139,840)
Basic and diluted net loss per share, Class A common stock subject to possible redemption	$(2.04)	$0.26
Basic and diluted net loss per share, Class B common stock	$(2.04)	$0.26
Pro forma weighted average number of shares outstanding – basic and diluted					22,093,466			20,483,093
Pro forma earnings per share – basic and diluted					$(1.18)			$(1.28)

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Note 1 — Description of the Proposed Transactions
On March 28, 2024, the board of directors of IX Acquisition Corp., a Cayman Islands exempted company (“IXAQ”), unanimously approved the Merger Agreement, dated as of March 29, 2024, by and among IXAQ, AKOM Merger Inc., a Nevada corporation and a wholly-owned subsidiary of IXAQ (“Merger Sub”) and AERKOMM Inc., a Nevada corporation (“AERKOMM”), as amended by the amendment dated as of September 25, 2024, both attached to this proxy statement/prospectus as Annex A (as amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is approved by IXAQ’s shareholders and the transactions contemplated by the Merger Agreement are consummated, the following will occur: (1) the domestication of IXAQ as a Delaware corporation in accordance with the Delaware General Corporation Law (“DGCL”), the Cayman Islands Companies Act (As Revised) (the “Companies Act”) and the amended and restated memorandum and articles of association of IXAQ (as may be amended from time to time, the “Cayman Constitutional Documents”), in which IXAQ will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the Cayman Constitutional Documents, Section 388 of the DGCL and Part XII of the Companies Act (the “Domestication”); (2) the merger (the “Merger”) of Merger Sub with and into AERKOMM, pursuant to which, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the separate corporate existence of Merger Sub will cease and AERKOMM will be the surviving corporation and a wholly-owned subsidiary of IXAQ, pursuant to the terms of the Merger Agreement and in accordance with the DGCL, as amended, as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Proposed Transaction” or “Business Combination”). In connection with the Proposed Transaction, IXAQ will be renamed “AKOM Inc.” (“AKOM Pubco”).
In connection with the Domestication, (i) each then issued and outstanding IXAQ Class A ordinary share will convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ (the “IXAQ Common Stock”); (ii) each then issued and outstanding IXAQ Class B ordinary share will convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ (the “IXAQ Common Stock”); (iii) each then issued and outstanding IXAQ warrant will convert automatically into one warrant to acquire one share of common stock, par value US$0.0001 per share, of IXAQ ( the “IXAQ Warrant”), pursuant to the IXAQ Warrant Agreement; and (iv) each then issued and outstanding IXAQ unit will separate and convert automatically into one share of common stock, par value US$0.0001 per share, of IXAQ (the “IXAQ Unit”), one-half of one IXAQ Warrant.
Consideration and Structure
Pursuant to the Merger Agreement, the AERKOMM equityholders that hold shares of AERKOMM Common Stock (as defined below), shares of AERKOMM Preferred Stock (as defined below), AERKOMM Options (as defined below), AERKOMM Warrants (as defined below), or AERKOMM Convertible Notes (as defined below) will receive (i) the Closing Merger Consideration (as defined below) plus (ii) the Incentive Merger Consideration (as defined below) actually earned (the “Aggregate Merger Consideration”) in exchange for all of AERKOMM’s Adjusted Aggregate Fully Diluted Company Common Stock (as defined below).
A number of shares of IXAQ Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50 (“Closing Merger Consideration”) will be issued at the closing of the Business Combination. The “Closing Purchase Price” means a dollar amount that is equal to (a) $200,000,000 minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid Company Transaction Expenses, plus (d) the Working Capital Variance from Target (which may be a negative number). Based on the financial statements as of June 30, 2024, the number of shares of common stock issued at closing would be 22,093,466 assuming no further redemption scenario and 20,483,093 under the maximum redemption scenario. The “Incentive Merger Consideration” means 17,391,304 shares of IXAQ Class D Common Stock.

From and after the Closing until the fifth anniversary of the Closing Date (the “Calculation Period”), in the event that over any fifteen (15) trading days within any thirty (30)-trading day period during the Calculation Period the daily VWAP of the shares of IXAQ Class A Common Stock is greater than or equal to US$12.50 per share (“First Milestone Event”), US $15.00 per share (“Second Milestone Event”) or US $17.50 per share (“Third Milestone Event”), AERKOMM stockholders immediately prior to the Effective Time (other than holders of dissenting shares) will be entitled to earn their pro rata portion of one third of the Incentive Merger Consideration for such milestone.
If, after the Closing and prior to the expiration of the Calculation Period, there occurs any transaction resulting in a Change in Control, then the Incentive Merger Consideration remaining in escrow at the consummation of such Change in Control shall immediately become due and payable in full within five (5) business days following the consummation of such Change in Control.
The PIPE Investment
Concurrently with the execution of the Merger Agreement, IXAQ and AERKOMM entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors providing for investments in IXAQ Common Stock in a private placement for an aggregate cash amount of $35,000,000 at $11.50 per share of IXAQ Common Stock (the “PIPE Investment”).
AERKOMM will exercise reasonable best efforts to obtain a PIPE Investment Amount of at least $65,000,000 (inclusive of investment amounts under SAFE Agreements (as defined below)) pursuant to PIPE arrangements, and will obtain a minimum PIPE Investment Amount of at least $45,000,000 minus the investment amount obtained pursuant to SAFE Agreements (the “PIPE Minimum Investment Amount”) and will consummate the transactions contemplated by the Subscription Agreements on the terms described therein.
The SAFE Investment
Pursuant to the Merger Agreement, AERKOMM will enter into simple agreements for future equity, in the form and substance as reasonably agreed upon by IXAQ and AERKOMM (the “SAFE Agreements”), with certain investors providing for investments in shares of AERKOMM Common Stock in a private placement in an aggregate amount not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) business days of the date of the Merger Agreement, another $5,000,000 within forty (40) business days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) business days of the date of the Merger Agreement) that will automatically convert upon the Closing at $11.50 per share of IXAQ Common Stock and in accordance with such SAFE Agreements and the Merger Agreement (the “SAFE Investment”). As of the date hereof, an aggregate of $2.6 million of SAFE Investment has been made.
Treatment of AERKOMM Securities
Pursuant to the Merger Agreement, at the Effective Time (as defined below), each AERKOMM Option, whether vested or unvested, will, by virtue of the Merger and without any further action on the part of any party or the holder thereof, be assumed by IXAQ and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such AERKOMM Option immediately prior to the Effective Time, shares of IXAQ Common Stock, except that (A) the number of shares of IXAQ Common Stock subject to such Assumed Option will equal the product of (x) the number of AERKOMM Common Stock that were subject to such AERKOMM Option immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio (as defined below), rounded down to the nearest whole share, and (B) the per-share exercise price will equal the quotient of (1) the exercise price per AERKOMM Common Stock at which such AERKOMM Option was exercisable immediately prior to the Effective Time, divided by (2) the Conversion Ratio, rounded up to the nearest whole cent; provided that each AERKOMM Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code and (B) will be adjusted in a manner that complies with Section 409A of the Code.

Pursuant to the Merger Agreement, certain promissory notes of AERKOMM (“Converting AERKOMM Convertible Notes” or “Outstanding AERKOMM Convertible Note”) will remain outstanding, provided, however, that such Outstanding AERKOMM Convertible Note will be convertible to shares of IXAQ Common Stock on the same terms and conditions as applied to such Outstanding AERKOMM Convertible Note immediately prior to the Effective Time. The number of shares of IXAQ Common Stock subject to such Outstanding AERKOMM Convertible Note will be equitably adjusted as if such Outstanding AERKOMM Convertible Note was treated as a Converting AERKOMM Convertible Note at the Effective Time.
The “Conversion Ratio” is the quotient obtained by dividing (a) the number of shares of IXAQ Common Stock constituting the Closing Merger Consideration, by (b) the number of shares constituting the Adjusted Aggregate Fully Diluted AERKOMM Common Stock.
Prior to the Closing, AERKOMM will cause certain persons to enter into a Lock-Up Agreement with IXAQ to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration will be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of AERKOMM, for a shorter period of time as may be mutually agreed upon between IXAQ and AERKOMM (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met).
Closing Conditions
The Closing is subject to certain customary conditions, including, among other things: (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of IXAQ and AERKOMM; (ii) IXAQ’s initial listing application being conditionally approved for listing on a national securities exchange; (iii) the effectiveness of the Registration Statement; (iv) the Domestication will have been consummated on the day that is at least one Business Day prior to the Closing Date; (v) delivery of the respective certificates, authorizations and certificates of good standing from AERKOMM, IXAQ and Merger Sub; and (vi) the size and composition of the post-Closing IXAQ Board of Directors will have been appointed. For additional information, see “The Business Combination Proposal — Merger Agreement — Closing Conditions”.
Termination without Default
The Merger Agreement may be terminated by IXAQ and AERKOMM under certain circumstances, including, among others, by either IXAQ or AERKOMM if (i) the Closing has not occurred on or before October 12 2024 (the “Outside Closing Date”) (provided that, if the Securities Exchange Commission (the “SEC”) has not declared the Registration Statement and Proxy Statement (as defined below) effective on or prior to October 12, 2024, the Outside Closing Date will be automatically extended by six (6) months); (ii) in the event an Authority will have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable, IXAQ or AERKOMM will have the right, at its sole option, to terminate the Merger Agreement without liability to the other party; provided, however, that the right to terminate the Merger Agreement will not be available to AERKOMM or IXAQ if the failure by such party or its Affiliates to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority; (iii) in the event that the IXAQ Shareholder Meeting has been held (including any adjournment thereof) and has concluded, and the holders of IXAQ Common Shares have duly voted, and the IXAQ Shareholder Approval was not obtained, IXAQ or AERKOMM will have the right, at its sole option, to terminate the Merger Agreement; and (iv) by mutual consent of IXAQ and AERKOMM.
Termination Upon Default
IXAQ may terminate the Merger Agreement by giving written notice if (i) at any time prior to the Closing Date if (x) AERKOMM will have breached any representation, warranty, agreement or covenant contained therein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of certain conditions impossible; (y) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by AERKOMM of a written notice from IXAQ describing in reasonable detail the nature of such breach, provided, however, that IXAQ is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement; (ii) at any time after AERKOMM Stockholder Written Consent Deadline if AERKOMM has not previously received AERKOMM Stockholder Approval; or (iii) at any time prior to the Closing Date if AERKOMM or any Subsidiary of AERKOMM enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.
AERKOMM may terminate the Merger Agreement by giving written notice if (i) IXAQ will have breached any of its covenants, agreements, representations, and warranties contained therein to be performed on or prior to the Closing Date, which has rendered or reasonably would render the satisfaction of certain conditions impossible; and (ii) such breach cannot be cured or is not cured by the earlier of the Outside Date and thirty (30) days following receipt by IXAQ of a written notice from AERKOMM describing in reasonable detail the nature of such breach, provided, however, that AERKOMM is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.
In the event that the Merger Agreement is validly terminated by IXAQ pursuant to Section 10.2(a) of the Merger Agreement, and at the time of any such termination, AERKOMM is not permitted to terminate the Merger Agreement pursuant to Section 10.2(b) thereof, (such termination, a “IXAQ Termination with Cause”), then AERKOMM will pay to IXAQ a termination fee in the amount equal to the lesser of (i) the IXAQ Reimbursable Termination Expenses multiplied by 1.5 or (ii) $5,000,000 (the “Cause Termination Fee”). The Cause Termination Fee will be due within two (2) business Days of having provided Company reasonable substantiation (copies of receipts or invoices, basis for calculation, etc.) of its calculation of the amount of IXAQ Reimbursable Termination Expenses. In the event that AERKOMM cannot pay the Cause Termination Fee in cash within such period, IXAQ will receive a convertible bond materially equivalent to AERKOMM’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
In the event that the Merger Agreement is validly terminated (i) by IXAQ pursuant to Section 10.2(c) and, at the time of any such termination, AERKOMM is not permitted to terminate the Merger Agreement pursuant to Section 10.2(b), or (ii) by IXAQ pursuant to Section 10.2(a)(ii) or by AERKOMM pursuant to Section 10.2(d) and, within twelve (12) months of such termination, AERKOMM enters into an Alternative Transaction, then AERKOMM will pay to IXAQ a termination fee in the amount equal to $12,000,000 (the “Non-Cause Termination Fee”). In the event the Merger Agreement is terminated pursuant to the foregoing clause (i), the Non-Cause Termination Fee will be payable within two (2) Business Days after such termination and in the event the Merger Agreement is terminated pursuant to the foregoing clause (ii), the Non-Cause Termination Fee will be payable within two (2) Business Days after the Closing of such Alternative Transaction. In the event that AERKOMM cannot pay the Non-Cause Termination Fee in cash when due and payable, IXAQ will receive a convertible bond materially equivalent to AERKOMM’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
Governance
At the Effective Time, IXAQ’s Board of Directors will consist of seven (7) to nine (9) directors. Sponsor will have the right to designate two (2) directors prior to Closing, (i) one of whom will qualify as an independent director under the Securities Act of 1933, as amended (the “Securities Act”) and applicable exchange rules, as applicable and who will serve as a Class II Director and (ii) the other of whom will serve as a Class III Director. AERKOMM will have the right to designate four (4) directors in the case of a seven (7) director board and five (5) directors in the case of a nine (9) director board prior to Closing, two (2) of whom in the case of a seven (7) director board and three (3) of whom in the case of a nine (9) director board will qualify as independent directors under the Securities Act and applicable exchange rules, as applicable. Prior to Closing, Sponsor and AERKOMM will mutually agree upon one (1) director in the case of a seven (7) member board and two (2) directors in the case of a nine (9) member board, who will qualify as an independent director under the Securities Act and applicable exchange rules, as applicable. Pursuant to the IXAQ Certificate of Incorporation, the IXAQ’s Board of Directors will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving until the first annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving until the second annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving until the third annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (and with any subsequent Class III Directors serving a three (3) year term). At or prior to the Closing, IXAQ will provide each member of IXAQ’s post-Closing Board of Directors with a customary director indemnification agreement, in form and substance reasonable acceptable to the directors, to be effective upon the Closing (or if later, such director’s appointment). During the Interim Period, IXAQ and AERKOMM will exercise reasonable best efforts to agree upon and arrange for the appointment of officers of IXAQ to be effective as of immediately after the Effective Time.
As of the Record Date for the extraordinary general meeting, [•] IXAQ Ordinary Shares would be required to achieve a quorum. Because the Sponsor has the right to vote [•] IXAQ Ordinary Shares, the presence at the extraordinary general meeting of only [•] additional Ordinary Shares will be needed to establish a quorum.
The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about IXAQ, AERKOMM or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IXAQ’s public disclosures.
Timeframes for Filing and Closing
IXAQ expects to file the Registration Statement as promptly as practicable after the date of the Merger Agreement. The Closing is expected to occur following the fulfillment or waiver of the closing conditions set forth in the Merger Agreement.
Certain Related Agreements
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, IXAQ entered into a support agreement (the “Sponsor Support Agreement”) with the Sponsor and AERKOMM, pursuant to which the Sponsor agreed to, among other things, (i) vote all of its shares in favor of each IXAQ Proposal sought by the IXAQ with respect to the Merger Agreement or the transactions contemplated thereby, (ii) vote against any Alternative Proposal or proposal relating to a business combination transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by IXAQ (other than the Merger Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or Board of Directors of IXAQ (other than in connection with the Merger), (v) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of IXAQ, Merger Sub or the Sponsor under the Merger Agreement or the IXAQ Support Agreement, and (vi) vote in favor of any proposal to extend the period of time IXAQ is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the IXAQ Support Agreement.
In addition, the Sponsor agreed to be bound by exclusivity and publicity sections of the Merger Agreement.
Company Support Agreement
In connection with the execution of the Merger Agreement, IXAQ entered into a support agreement (the “Company Support Agreement”) with AERKOMM and certain shareholders of AERKOMM (the “AERKOMM Supporting Shareholders”) pursuant to which AERKOMM Supporting Shareholders agreed to, among other things,(i) vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (“Company Transaction Proposals”); (ii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by AERKOMM (other than the Merger Agreement and the transactions relating to the Merger); (iii) vote against any change in the business (to the extent in violation of the Merger Agreement), management or Board of Directors of AERKOMM (other than in connection with the AERKOMM Transaction Proposals and the transactions contemplated thereby); and (iv) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of AERKOMM or AERKOMM Securityholders under the Merger Agreement or AERKOMM Support Agreement.
In addition, AERKOMM Supporting Shareholders agreed to be bound by exclusivity and publicity sections of the Merger Agreement.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, AKOM Pubco, the Sponsor and certain former shareholders of AERKOMM (collectively, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which AKOM Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain IXAQ Common Shares and Domesticated IXAQ Warrants that are held by the Holders from time to time.
The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by IXAQ, the Sponsor and the other parties thereto in connection with IXAQ’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five-year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).
Extension and Redemption
On October 9, 2024, the Company held an extraordinary general meeting of its shareholders (the “Meeting”), at which the shareholders voted on the following proposals, as set forth below, each of which is described in more detail in the definitive proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2024, which was first mailed by the Company to its shareholders on or about September 25, 2024.
As a result of the extraordinary general meeting the Company modified the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by October 12, 2025. In connection with the shareholders’ vote at the Meeting, 1,235,698 shares were tendered for redemption resulting redemption of $14,306,363 from the trust at $11.58 per redeemed share.
Note 2 — Basis of Presentation and Accounting Policies
The unaudited Pro Forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited Pro Forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that AERKOMM will experience. AERKOMM and IXAQ did not have any historical relationship prior to the Business Combination. Accordingly, no Pro Forma adjustments were required to eliminate activities between the companies.
The following unaudited Pro Forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing Pro Forma adjustment criteria with simplified Pro Forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional Pro Forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur. AERKOMM and IXAQ have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited Pro Forma condensed combined financial information.
IXAQ does not meet the definition of a “business” pursuant to ASC 805-10-55 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of ASC 805, Business Combinations; rather, the Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. See Note 3 — Accounting for the Business Combination for more details.
The historical financial statements of AERKOMM have been prepared in accordance with U.S. GAAP. The historical financial statements of IXAQ have been prepared in accordance with U.S. GAAP. The unaudited Pro Forma condensed combined financial information reflects U.S. GAAP, the basis of accounting used by AERKOMM.
IXAQ has elected to provide the unaudited Pro Forma condensed combined financial information under two different Redemption scenarios of IXAQ’s Public Shares into cash as more fully described below:
•
Scenario 1 — Assuming No Additional Redemptions:   This presentation assumes that, after the Extension Redemptions, no additional public stockholders of IXAQ exercise Redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•
Scenario 2 — Assuming Maximum Redemptions:   This presentation assumes that, after the Extension Redemptions, IXAQ public stockholders holding 1,610,373 IXAQ Class A ordinary shares will exercise their Redemption rights for $18.69 million upon consummation of the Business Combination at a Redemption price of approximately $11.61 per share. This scenario includes all adjustments contained in the “no additional Redemptions” scenario and presents additional adjustments to reflect the effect of the maximum Redemptions.

The following table sets out share ownership of IXAQ Common Stock on a Pro Forma basis assuming the No Additional Redemptions Scenario and the Maximum Redemptions Scenario:
	Assuming No Additional Redemptions	% holding	Assuming Maximum Redemptions	% holding
IXAQ Public Shareholders(1)	1,610,373	7.3%	—	0.0%
IXAQ Sponsor(2)	3,001,591	13.6%	3,001,591	14.7%
IXAQ Achor shareholders(2)	1,310,909	6.0%	1,310,909	6.3%
SAFE Investors (3)	224,800	1.0%	224,800	1.1%
PIPE Investors	3,043,478	13.8%	3,043,478	14.9%
AERKOMM shareholders(4)	12,902,315	58.3%	12,902,315	63.0%
Total share outstanding	22,093,466	100%	20,483,093	100%

(1)
In the “No Additional Redemptions” scenario, assumes that, after the Extension Redemptions, no additional public stockholders of IXAQ Redemption rights with respect to their Public Shares upon consummation of the Business Combination. In the “Maximum Redemptions” scenario, reflects the maximum Redemption of 1,610,373 IXAQ shares for aggregate Redemption payments of $18.69 million at a Redemption price of approximately $11.61 per share. Excludes 11,500,000 warrants.
(2)
This amount excludes 1,000,530 and 436,970 of Sponsor and Anchor shareholder, respectively IXAQ shares that at closing are subject to the Incentive Consideration milestones and 7,150,000 warrants.

(3)
This amount excludes 211,312 additional IXAQ Common Stock subject to Incentive SAFE consideration milestones.

(4)
Represents the exchange of outstanding AERKOMM shares into shares of IXAQ Common Stock upon the Closing of the Business Combination. This amount excludes 3,212,182 in IXAQ warrants in exchange of Aerkomm Warrants and 1,276,806 in IXAQ options in exchange for AERKOMM Options outstanding and 17,391,304 IXAQ Comon Stock subject to Incentive Merger Consideration milestones.

The Pro Forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited Pro Forma condensed combined financial information. As a result, the unaudited Pro Forma condensed combined financial information does not assume any differences in accounting policies.
Note 3 — Accounting for the Business Combination
The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, IXAQ will be treated as the “acquired” company for financial reporting purposes, and AERKOMM will be the accounting “acquirer” This determination was primarily based on the assumption that:
•
AERKOMM stockholders will have the majority voting interest in AKOM Inc. under both the no redemption and maximum redemption scenarios;

•
The AKOM Pubco Board will be composed as follows: IXAQ will have the right to designate one (2) director (who will qualify as an independent director under the Securities Act and the Nasdaq rules), and AERKOMM will have the right to designate four (4) directors (a majority of the board will qualify as independent directors under the Securities Act and the Nasdaq rules);

•
AERKOMM’s senior management will be the senior management of AKOM Pubco;

•
The business of AERKOMM will comprise the ongoing operations of AKOM Pubco; and

•
AERKOMM is the larger entity, in terms of substantive assets.

Another determining factor was that IXAQ does not meet the definition of a “business” pursuant to ASC 805-10-55, Business Combinations (“ASC 805”), and thus, for accounting purposes, the Business Combination will be accounted for as a reverse recapitalization, within the scope of ASC 805. The net assets of IXAQ will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of shares issued to IXAQ over the fair value of IXAQ’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024
The Pro Forma adjustments to the unaudited Pro Forma condensed combined balance sheet as of June 30, 2024, are as follows:

A.
Reflects the liquidation and reclassification of $18.69 million of funds held in the Trust Account to cash that becomes available following the Business Combination.

B.
Represents preliminary estimated transaction costs expected to be incurred by IXAQ and Aerkomm of approximately $5.64 million for legal, accounting and printing fees incurred as part of the Business Combination.

For the IXAQ transaction costs, $1.01 million have been accrued as of the pro forma balance sheet date and $1.00 million is allocated as prepaid director and officer insurance premium. The remaining amount of $1.34 million is reflected as an adjustment to accumulated losses.
For the Aerkomm transaction costs are estimated to be $2.29 million. $0.60 million is allocated as prepaid directors and officer insurance premium and $0.62 million of transaction cost have been accrued as of the proforma balance sheet date. The remaining transaction cost of $1.07 million is included as an adjustment to additional paid-in capital.
C.
Represents the exchange of outstanding AERKOMM shares into 12,902,315 shares of AKOM Pubco Common Stock at par value of $0.0001 per share upon the Business Combination.

D.
Represents the elimination of IXAQ’s historical accumulated losses after recording the transaction costs to be incurred by IXAQ as described in (B) above, the gain on forfeited underwriting discount as described in (H) below and interest earned in trust through October 9, 2024 as described in (l) below.

E.
In Scenario 1, reflects the “no additional Redemptions” scenario. In Scenario 2, reflects the maximum Redemption of 1,610,373 IXAQ shares for aggregate Redemption payments of $18.69 million at a Redemption price of approximately $11.61 per share. This scenario includes all adjustments contained in the “no additional Redemptions” scenario and presents additional adjustments to reflect the effect of the maximum Redemptions.

F.
Reflects the conversion of Class B common stock into Class A common stock on a one-for-one basis at par value of $0.0001 as prescribed in the Merger Agreement.

G.
Reflects the proceeds to be received in connection with the PIPE and SAFE investment of $35.0 million and $2.6 million, respectively, and the issuance of 3,043,478 AKOM Pubco Common Stock in connection with the PIPE investment and 224,800 AKOM Pubco Common Stock in connection with the SAFE investment.

Based on evaluation of ASC 480 and ASC 815, the Common Stock and Incentive Shares issuable under the SAFE Agreement do NOT meets the requirements for equity classification. As a result, the Common Stock and Incentive Shares are required to be classified as a liability and measured at fair value with changes in fair value recorded in earnings. The Fair value per share was determined to be $10.40 per share. The following assumptions were used under valuation model: Stock price $11.50, Risk-free Rate 4.33%, Annual Volatility 55.0%, Term in years five (5), Dividend yield 0.0%, change in control probability of 10%, resulting in estimated fair value of the SAFE derivative liability of $4.78 million.
Based on management’s evaluation of ASC 480 and ASC 815, the Common Stock issuable under the PIPE Agreement meets the requirements for equity classification. As a result, the subscription shares will be recorded at fair value (i.e., most often representative of proceeds received). When estimating the fair value of the Common Stock to be issued under the Subscription Agreement, the Company will follow the guidance in ASC 820 Fair Value Measurement. Subsequent changes in the fair value of the Common Stock will not be remeasured or recognized as long as the Common Stock continues to meet the requirements for equity classification.
H.
Reflects the settlement of the underwriting fee in connection with the Amended and Restated Fee reduction agreement, resulting in cash payment at closing of $2.85 million and the gain on the fee reduction recognized as $3.02 million in additional paid in capital and $0.18 million in accumulated deficit.

I.
Reflects the repayment at closing of the Extension Promissory Note of $3.10 million.

J.
Reflect the incentive merger consideration of $195.88 million to Aerkomm shareholders and

Sponsor Group. The Sponsor Group agreed to forfeit 25% of their holding in the event that the Incentive merger consideration milestone targets are met, as such the shares are removed from outstanding shares as they are now subject to forfeiture. The Incentive Merger Consideration arrangement is not indexed to the entity’s own stock under ASC 815-40-15; therefore, is required to be classified as an asset or liability, which in this case will be classified as a liability and measured at fair value at each reporting period with changes in fair value recorded in earnings.
Fair value per share was determined to be $10.40 per share, the following assumptions were used under valuation model: Stock price $11.50, Risk-free Rate 4.33%, Annual Volatility 55.0%, Term in years five (5), Dividend yield 0.0%, change in control probability of 10%.
Total shares under Incentive Merger consideration are as follows:
Incentive Merger Shares
AERKOMM shareholders	17,391,304
IXAQ Sponsor(2)	1,000,530
IXAQ Anchor shareholders(2)	436,970
Total share outstanding	18,828,804

K.
Reflects the incremental borrowing from Sponsor to fund the Extension deposits into trust subsequent to June 30, 2024 of $0.20 million and the related repayment of the Extension Note through October 9, 2024.

L.
Reflects the incremental interest earned in trust subsequent to June 30, 2024 through October 9, 2024 as this reflects a more accurate representation of what the redemption price per share would be at closing.

M.
Reflects the redemption in connection with the October 9, 2024 meeting for 1,235,698 shares tendered for redemption resulting redemption of $14,306,363 from the trust at $11.58 per redeemed share.

Note 5 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2024 and for the Year Ended December 31, 2023
The Pro Forma adjustments included in the unaudited Pro Forma condensed combined statement of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023, are as follows:
AA.
Reflects the elimination of interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2023.

BB.
Reflects the estimated transaction costs of approximately $1.34 million as if incurred on January 1, 2023, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item. See Note B of the unaudited pro forma balance sheet adjustment.

CC.
Reflects the amortization of director and officer insurance premium described in Note B of the unaudited pro forma balance sheet adjustment above, to be paid at closing over a six-year term. Resulting in incremental annual cost of $0.27 million and for the six months ended June 30, 2024 incremental cost of $0.13 million.

Note 6 — Net Earnings per Share
Represents the earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of Public Shares described under the

“maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.
The unaudited Pro Forma condensed combined financial information has been prepared assuming two alternative levels of Redemption of IXAQ’s Public Shares:
For the Year Ended December 31, 2023:
Weighted average shares outstanding – basic and diluted	Assuming No Additional Redemptions	Assuming Maximum Redemptions
IXAQ Public Shareholders(1)	1,610,373	—
IXAQ Sponsor(2)	3,001,591	3,001,591
IXAQ Achor shareholders(2)	1,310,909	1,310,909
SAFE Investors (3)	224,800	224,800
PIPE Investors	3,043,478	3,043,478
AERKOMM shareholders(4)	12,902,315	12,902,315
Total share outstanding	22,093,466	20,483,093

(1)
Excludes 11,500,000 warrants.

(2)
This amount excludes 1,000,530 and 436,970 of Sponsor and Anchor shareholder, respectively IXAQ shares that at closing are subject to the Incentive Consideration milestones and 7,150,000 warrants.

(3)
This amount excludes 211,312 additional IXAQ Common Stock subject to Incentive SAFE consideration milestones.

(4)
This amount excludes 3,212,182 in IXAQ warrants in exchange of Aerkomm Warrants and 1,276,806 in IXAQ options in exchange for Aerkomm Options outstanding and 17,391,304 IXAQ Comon Stock subject to Incentive Merger Consideration milestones.

	Six Months Ended June 30, 2024
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro Forma net loss	$(15,857,124)	$(15,857,124)
Weighted average shares outstanding of common stock – basic and diluted	22,093,466	20,483,093
Net loss per share – basic and diluted	$(0.72)	$(0.77)
	Year Ended December 31, 2023
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro Forma net loss	$(26,147,209)	$(26,147,209)
Weighted average shares outstanding of common stock – basic and diluted	22,093,466	20,483,093
Net loss per share – basic and diluted	$(1.18)	$(1.28)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE
FINANCIAL INFORMATION
IXAQ is providing the following comparative per share information to assist you in your analysis of the financial aspects of the Business Combination.
	AERKOMM (Historical)	IXAQ (Historical)	Pro Forma Combined
			Assuming No Additional Redemptions	Assuming Maximum Redemptions
Six Months ended June 30, 2024
Net (loss) income	$(12,994,252)	$(2,039,626)	$(15,857,124)	$(15,857,124)
Shareholders’ (Deficit) Equity	$21,782,132	$(12,544,665)	$(134,565,995)	$(153,258,490)
Shareholders’ (Deficit) Equity Per Share − basic and diluted	$1.22	$(1.46)	$(6.09)	$(7.48)
Cash Dividends	$—	$—	$—	$—
Net (loss) income per share	$(0.73)	$(0.24)	$(0.72)	$(0.77)
Weighted average shares – basic and diluted	17,900,921	8,596,071	20,093,466	20,483,093
	AERKOMM (Historical)	IXAQ (Historical)	Pro Forma Combined
			Assuming No Additional Redemptions	Assuming Maximum Redemptions
Year ended December 31, 2023
Net (loss) income	$(23,833,723)	$4,018,393	$(26,147,209)	$(26,147,209)
Net (loss) income per share	$(2.04)	$0.26	$(1.18)	$(1.28)
Weighted average shares – basic and diluted	11,672,020	15,503,411	22,093,466	20,483,093
Shareholders’ equity per share = total equity/shares outstanding

INFORMATION ABOUT IXAQ
Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to IXAQ prior to the consummation of the Business Combination.
General
IX Acquisition Corp. is a blank check company incorporated on March 1, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. IXAQ has neither engaged in any operations nor generated any revenue to date. Based on IXAQ’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
Significant Activities Since Inception
Our registration statement for our initial public offering was declared effective on October 6, 2021. On October 12, 2021, we consummated our IPO of 23,000,000 IXAQ Units, at $10.00 per IXAQ Unit, generating gross proceeds of $230,000,000.
Simultaneously with the closing of the IPO, we consummated the private placement of 6,150,000 private placement warrants at a price of $1.00 per private placement warrants, generating total gross proceeds of $6,150,000 million (the “Sponsor Private Placement Warrants”). In addition, simultaneously with the closing of the IPO, pursuant to the Underwriters Private Placement Warrants Purchase Agreement, IXAQ completed the private sale of an aggregate of 1,000,000 warrants (the “Underwriters Private Placement Warrants” and together with the Sponsor Private Placement Warrants, the “Private Placement Warrants”) to Cantor and Odeon at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to IXAQ of $1,000,000.The Private Placement Warrants are identical to the IXAQ Warrants included as part of the IXAQ Units sold in the IPO, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by IXAQ, (ii) may not (including the IXAQ Class A Ordinary Shares issuable upon exercise of the warrants), subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of IXAQ’s initial business combination, (iii) may be exercised on a cashless basis and (iv) are entitled to registration rights. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.
The net proceeds of the sale of the IXAQ Units in the IPO and certain proceeds of the Private Placement were placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee. The Trust Account was initially invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
IXAQ initially had until April 12, 2023 to consummate an initial business combination. On April 10, 2023, IXAQ held the first extension meeting (the “First Extension”) whereby the shareholders approved amendments to the Cayman Constitutional Documents to extend the date by which IXAQ must complete an initial business combination from April 12, 2023 to May 12, 2023 (the “Extended Date”) and to allow the IXAQ, without another shareholder vote, by resolution of the Board, to elect to further extend the Extended Date in one-month increments up to eleven additional times, or a total of up to twelve months total, up to April 12, 2024. In connection with the First Extension, shareholders holding an aggregate of 18,336,279 Public Shares exercised their right to redeem their shares for $10.31 per share of the funds held in the Trust Account, leaving approximately $48 million in the Trust Account after such redemption.
On November 24, 2023, IXAQ held the Second Extension Meeting. At the Second Extension Meeting, IXAQ shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which IXAQ must complete an initial business combination, from December 12, 2023 to October 12, 2024.

In connection with the Second Extension Meeting, shareholders holding an aggregate of 1,817,650 IXAQ Class A Ordinary Shares exercised their right to redeem their shares for approximately $11.00 per share of the funds held in the Trust Account.
On March 29, 2024, IXAQ entered into the Merger Agreement with AERKOMM and Merger Sub.
On September 25, 2024, IXAQ entered into the Amendment with AERKOMM and Merger Sub.
On October 9, 2024, IXAQ shareholders approved an amendment to its amended and restated memorandum and articles of association to give its board the right to extend the lifetime of IXAQ from October 12, 2024 on a monthly basis up to twelve (12) times to October 12, 2025 (or such earlier date as determined by the board).
The IXAQ Units, IXAQ Class A Ordinary Shares and Public Warrants are currently listed on Nasdaq under the symbols “IXAQU,” “IXAQ” and “IXAQW,” respectively.
Effecting IXAQ’s Initial Business Combination
General
IXAQ is not presently engaged in and IXAQ will not engage in, any substantive commercial business until it completes the Business Combination with AERKOMM or another target business.
Fair Market Value of Target Business
The rules of Nasdaq require that IXAQ must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust) at the time of IXAQ’s signing a definitive agreement in connection with its initial business combination. The IXAQ Board determined that this test was met in connection with the proposed Business Combination.
Shareholder Approval of Business Combination
IXAQ is seeking shareholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their Public Shares, regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold such Public Shares on the Record Date, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to us (net of taxes payable). Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor and the officers and directors of IXAQ have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in the case of the Sponsor, subject also to the terms and conditions contemplated by the Sponsor Support Agreement, and waive its Redemption Rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them.
The Sponsor owns [•] Founder Shares and [•] Private Placement Warrants. As a result, as of the date of this proxy statement/prospectus, the Insiders own approximately [•]% of the issued and outstanding IXAQ Ordinary Shares and have the right to vote approximately [•]% of the issued and outstanding IXAQ Ordinary Shares.
Accordingly, the Insiders will be able to approve the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Organizational Documents Proposal, the Advisory Organizational

Documents Proposals, the AKOM Pubco Equity Incentive Plan Proposal, and, if presented, the Adjournment Proposal even if all other outstanding shares are voted against such proposals.
Liquidation if No Business Combination
If IXAQ has not completed the Business Combination with AKOM Pubco by October 12, 2025 and has not completed another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, IXAQ will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the [•] outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of IXAQ’s remaining shareholders and the IXAQ Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor and IXAQ’s directors and officers have agreed, pursuant to a written agreement with IXAQ, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of IXAQ’s obligation to allow for redemption in connection with IXAQ’s initial business combination or to redeem 100% of its Public Shares if it does not complete its business combination by October 12, 2025 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless IXAQ provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares.
IXAQ expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing IXAQ’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, IXAQ may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
The proceeds deposited in the Trust Account could, however, become subject to the claims of IXAQ’s creditors which would have higher priority than the claims of IXAQ’s Public Shareholders. IXAQ cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and IXAQ — If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in IXAQ’s IPO)” and other risk factors contained herein. While IXAQ intends to pay such amounts, if any, IXAQ cannot assure you that IXAQ will have funds sufficient to pay or provide for all creditors’ claims.
Although IXAQ will seek to have all vendors, service providers (other than IXAQ’s independent auditors), prospective target businesses and other entities with which IXAQ does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of IXAQ’s Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against IXAQ’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, IXAQ’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where IXAQ may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where IXAQ is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of IXAQ’s Public Shares, if IXAQ has not completed IXAQ’s initial business combination within the required time period, or upon the exercise of a Redemption Right in connection with IXAQ’s initial business combination, IXAQ will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than IXAQ’s independent auditors) for services rendered or products sold to us, or a prospective target business with which IXAQ has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under IXAQ’s indemnity of the underwriters of IXAQ’s IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. IXAQ has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and IXAQ believes that the Sponsor’s only assets are securities of IXAQ and, therefore, the Sponsor may not be able to satisfy those obligations. None of IXAQ’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, IXAQ’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While IXAQ currently expects that IXAQ’s independent directors would take legal action on IXAQ’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that IXAQ’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, IXAQ cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and IXAQ — If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in IXAQ’s IPO)” and other risk factors contained herein.
IXAQ will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than IXAQ’s independent auditors), prospective target businesses and other entities with which IXAQ does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under IXAQ’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.
If IXAQ files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency or bankruptcy law, and may be included in IXAQ’s insolvency estate and subject to the claims of third parties with priority over the claims of IXAQ’s shareholders. To the extent any insolvency claims deplete the Trust Account, IXAQ cannot assure you IXAQ will be able to return $10.00 per share to IXAQ’s Public Shareholders. Additionally, if IXAQ files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency or bankruptcy laws as a voidable performance. As a result, an insolvency or bankruptcy court could seek to recover some or all amounts received by IXAQ’s shareholders. Furthermore, the IXAQ Board may be viewed as having breached its fiduciary duty to IXAQ’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. IXAQ cannot assure you that claims will not be brought against us for these reasons.
IXAQ’s Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) IXAQ’s completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of IXAQ’s obligation to allow redemption in connection with IXAQ’s initial business combination or to redeem 100% of the Public Shares if IXAQ does not complete IXAQ’S initial business combination by October 12, 2025 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the Public Shares if IXAQ has not completed an initial business combination by October 12, 2023, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of IXAQ Warrants will not have any right to the proceeds held in the Trust Account with respect to the IXAQ Warrants.
Facilities
IXAQ currently utilizes office space at 53 Davies Street, London, W1K5JH, United Kingdom as its executive offices. IXAQ considers its current office space, adequate for IXAQ’s current operations.
Employees
IXAQ currently has one officer. Members of IXAQ’s management team are not obligated to devote any specific number of hours to IXAQ’s matters but they intend to devote as much of their time as they deem necessary to IXAQ’S affairs until IXAQ has completed IXAQ’s initial business combination. The amount of time that any members of IXAQ’s management team will devote in any time period will vary based on whether a target business has been selected for IXAQ’s business combination and the current stage of the Business Combination process.
Competition
If IXAQ succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from AERKOMM’s competitors. IXAQ cannot assure you that, subsequent to the Business Combination, AKOM Pubco will have the resources or ability to compete effectively. Information regarding AKOM Pubco’s competition is set forth in the sections entitled “Information about AERKOMM — Competition.”
Legal Proceedings
There are no legal proceedings pending against IXAQ.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF IXAQ PRIOR TO THE BUSINESS COMBINATION
Name	Age	Position
Noah Aptekar	36	Chief Executive Officer, Chief Financial Officer, Chief Operations Officer and Director(1)
Eduardo Marini	44	Director
Shannon Grewer	48	Director

(1)
On September 23, 2024, Guy Willner, Karen Bach, Teresa Barger and Andrew Bartley submitted the resignations to the Board of IXAQ, effective upon both of the Board’s acceptance of such resignations and the shareholders’ approval of IXAQ’s third extension of the deadline to consummate its business combination. The shareholders meeting occurred on October 9, 2024 and IXAQ’s third extension was approved.

(2)
Upon the submission of Karen Bach’s resignation as the Chief Executive Officer, the Board appointed Noah Aptekar, as the Company’s Chief Executive Officer, in addition to his positions of Chief Financial Officer, Chief Operations Officer and director, effective upon the effectiveness of resignation of Karen Bach.

Noah Aptekar, Chief Executive Officer, Chief Financial Officer, Chief Operations Officer and Director
Noah Aptekar, our Chief Executive Officer, Chief Financial Officer, Chief Operations Officer and Director, has extensive experience in innovation, finance and operations in high-technology industries, with particular expertise on terrestrial and space-based telecommunications. From August 2016 through March 2020, Mr. Aptekar worked for SpaceX, the largest US-based “unicorn” company, where he brought financial discipline to the production division, which accounted for approximately one-third of the company’s employees actively engaged in the production and manufacturing of vehicles, and was responsible for financial planning, cost analysis and budget management activities for the division’s nine-figure annual operating and capital spend. Most recently, he was the project lead for one of the largest future budget items for SpaceX, the Starlink User Terminal. Furthermore, at SpaceX, Mr. Aptekar identified and implemented operational efficiencies to control cost and reduce risk while overseeing the development of a new consumer electronics manufacturing facility. Between 2012 and 2014, while working for Colorado’s then-Governor John W. Hickenlooper in the Office of Economic Development and International Trade, Mr. Aptekar co-created the $100+ million Advanced Industries fund, which matches private investments with high-tech businesses and entrepreneurs. He also established and managed the due diligence and investment committee processes for the Advanced Industries fund. Currently, Mr. Aptekar is the principal of Next Century Innovations, a global consulting company, and is an officer of Flamingo Investments Sponsor LLC, an independent sponsor entity. Mr. Aptekar has a bachelor’s degree from the University of Pennsylvania, an MBA from Yale University and has taken courses in pursuit of a Master of Science from the Georgia Institute of Technology.
Eduardo Marini, Director
Eduardo Marini, our director, is the Chief Executive Officer and co-founder of green4T, a leading IT infrastructure services provider operating in Brazil, Argentina, Chile, Uruguay, Peru, Colombia, Ecuador and Costa Rica. Prior to co-founding green4T in 2016, Mr. Marini was the Vice President and interim CEO of Aceco TI, a leader in design, construction, and maintenance of high-availability datacenters in Latin America, formerly owned by the global investment firm Kohlberg Kravis Roberts (KKR). Before joining Aceco TI, Mr. Marini was a private equity investor with General Atlantic (GA), a global private equity firm focused on growth investments. While at GA, he held various non-executive director roles and oversaw new investments in Latin America in the technology and financial services sectors, having completed one of the most successful investments by GA to date in XP Inc. (NASDAQ:XP), an investment management company currently valued at more than $20 billion. His experience also includes private equity and investment banking roles at Actis, Lazard, and Bank of America, both in Brazil and in the United States. Mr. Marini is a licensed attorney and holds an LL.B. degree from the Universidade Federal de Minas Gerais (UFMG) and an MBA from the Yale School of Management.

Shannon Grewer, Director
Shannon Grewer, our director, is a corporate lawyer with significant experience working with early-stage companies in emerging markets. She spent 15 years working in Washington, D.C. with several major international law firms, where she regularly advised clients across multiple sectors, including power, oil and gas, mining, banking, retail, consumer goods, entertainment and aviation. Ms. Grewer has significant transactional experience in project finance, private equity, corporate acquisitions and divestitures. She is currently the General Counsel for Frontier Tower Associates Philippines and Frontier Towers Bangladesh, subsidiaries of Pinnacle Towers, an Asia-focused digital infrastructure platform backed by leading investment firm KKR. Ms. Grewer served as the General Counsel for Towershare, the largest independent tower company based in the Middle East. Ms. Grewer led Towershare’s raise of the necessary capital to transition from three employees to more than one hundred employees in Dubai and Pakistan, oversaw multiple tower acquisitions, and closed a successful exit for the company’s investors through sales to Edotco and IHS Towers. She has worked as an advisor to Edotco and helped a team of former Edotco executives raise capital from Digital Colony to launch EdgePoint, a telecommunications tower infrastructure company with operations across the ASEAN region. In addition to telecommunications, Ms. Grewer has negotiated infrastructure projects, including mining, power and commercial agriculture in South America, Sub-Saharan Africa and Southeast Asia. Ms. Grewer holds a bachelor’s degree from the University of Connecticut and a juris doctor degree from Fordham University School of Law.
Number and Terms of Office of Officers and Directors
Our board of directors consists of three members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq rules, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Marini, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Ms. Grewer, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Mr. Aptekar, will expire at the third annual general meeting.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our Amended & Restated Memorandum and Articles of Association.
Our officers are appointed by the IXAQ Board and serve at the discretion of the IXAQ Board, rather than for specific terms of office. The IXAQ Board is authorized to appoint officers as it deems appropriate pursuant to the Cayman Constitutional Documents.
Director Independence
The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Our board of directors has determined that Eduardo Marini and Shannon Grewer are “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we pay IX Acquisition Services LLC $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. We may elect to make payment of customary fees to members of the IXAQ Board for director service. In addition, our Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by IXAQ to our Sponsor, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from AKOM Pubco. We have not established any limit on the amount of such fees that may be paid by AKOM Pubco to our directors or members of management. It is unlikely the amount of such compensation will be known prior to the Closing, because the directors of AKOM Pubco will be responsible for determining officer and director compensation.
Any compensation to be paid to our officers will be determined, or recommended to the IXAQ Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the IXAQ Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.
Committees of the IXAQ Board
The IXAQ Board currently has two standing committees: an audit committee and a compensation committee. Each committee operates under a charter that has been approved by the IXAQ Board and has the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
We established an audit committee of the board of directors. The member of our audit committee is Shannon Grewer. [•] serves as chairman of the audit committee.
The member of the audit committee is financially literate. Due to a resignation, our board of directors no longer has an “audit committee financial expert” as defined in applicable SEC rules. The board is currently looking for another “audit committee financial expert.”
We have adopted an audit committee charter, which details the principal functions of the audit committee, including:
•
meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•
monitoring the independence of the independent registered public accounting firm;

•
verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•
inquiring and discussing with management our compliance with applicable laws and regulations;

•
pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•
appointing or replacing the independent registered public accounting firm;

•
determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•
monitoring compliance on a quarterly basis with the terms of the Initial Public Offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the Initial Public Offering; and

•
reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee
We established a compensation committee of the board of directors. The member of our Compensation Committee is Shannon Grewer. Ms. Grewer serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•
reviewing and approving the compensation of all of our other Section 16 executive officers;

•
reviewing our executive compensation policies and plans;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual report disclosure requirements;

•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•
producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Notwithstanding the foregoing, as indicated above, other than the payment to IX Acquisition Services LLC of $10,000 per month, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.

Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
Director Nominations Process
We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Nasdaq Rule 5605(e)(2), a majority of the independent directors may recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The director who will participate in the consideration and recommendation of director nominees is Ms. Grewer. In accordance with Nasdaq Rule 5605(e)(1)(A), all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.
The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting of the company (or, if applicable, an extraordinary general meeting of the company). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our Amended & Restated Memorandum and Articles of Association.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our board of directors.
Code of Ethics
We adopted a Code of Ethics applicable to our directors, officers and employees. We filed a copy of our form of Code of Ethics and our audit committee charter as exhibits to the registration statement. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
How to Obtain the Code of Ethics and Committee Charters
IXAQ has filed copies of its code of ethics, audit committee charter and compensation committee charter as exhibits to its registration statement filed in connection with its IPO. You may review these documents by accessing its public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request. See “Where You Can Find More Information”.
Conflicts of Interest
In general, officers and directors of a corporation incorporated under the laws of the Cayman Islands are required to present business opportunities to a corporation if:
•
the corporation could financially undertake the opportunity;

•
the opportunity is within the corporation’s line of business; and

•
it would not be fair to our company and its shareholders for the opportunity not to be brought to the attention of the corporation.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity and may only decide to present it to us if such entity rejects the opportunity and consummating the same would not violate any restrictive covenants to which such officers and directors are subject. Our amended and restated memorandum and articles of association provides that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.
Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:
Individual	Entity	Entity’s Business	Affiliation
Noah Aptekar	Next Century Innovations	Consulting	Principal
	Flamingo Investment Sponsor LLC	Independent Sponsor	Officer
	IX Acquisition Services LLC	Consulting	Manager
Eduardo Marini	Green4T	Technology Infrastructure	Chief Executive Officer
Shannon Grewer	Victoria Road	Fashion Technology	Co-Founder and Chief Executive Officer
	NetEquity Networks	Technology Infrastructure	Legal Advisor
	YPay Financial Services	Financial Technology	Legal Advisor
	Frontier Tower Associates Philippines	Technology Infrastructure	Advisor
Potential investors should also be aware of the following other potential conflicts of interest:
•
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•
Our initial shareholders purchased founder shares prior to the date of this prospectus and will purchase private placement warrants in a transaction that will close simultaneously with the closing of the IPO.

•
Our initial shareholders have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the completion of our initial business combination. The other members of our management team have entered into agreements similar to the one entered into by our initial shareholders with respect to any public shares acquired by them in or after the IPO. Additionally, our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the prescribed time frame or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our amended and restated memorandum and articles of association. If we do not complete our initial business combination within the prescribed time frame, the private placement warrants will expire worthless. Furthermore, our initial shareholders have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) one year after the completion of our initial business combination and (B) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Placement Warrants”. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up. Notwithstanding the foregoing, the founder shares will be released from the lockup if (1) the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (2) if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property.
•
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our sponsor, officers or directors or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking which is a member of FINRA or a valuation or appraisal firm, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination.
We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.
In the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholders have agreed to vote their founder shares, and they and the other members of our management team have agreed to vote any founder shares they hold and any shares purchased during or after the offering in favor of our initial business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IXAQ
References to “our,” “us” or “we” refer to IXAQ Acquisition Corp. The following discussion and analysis of IXAQ’s financial condition and results of operations should be read in conjunction with the IXAQ financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on March 1, 2021 as a Cayman Islands exempted company for the purpose of effecting a business combination. We have not selected any business combination target, but we have had substantive discussions with potential business combination targets. We intend to effectuate our initial business combination using cash from the proceeds of our Initial Public Offering and the Private Placement, the proceeds of the sale of our shares in connection with our initial business combination pursuant to the forward purchase agreements (or backstop agreements we may enter into or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing or other sources.
The registration statement was declared effective on October 6, 2021. On October 12, 2021, we consummated the Initial Public Offering of 23,000,000 IXAQ Units, including 3,000,000 IXAQ Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full, at $10.00 per IXAQ Unit, generating total gross proceeds of $230,000,000.
Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 7,150,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in the Private Placement to our sponsor, Cantor and Odeon generating gross proceeds of $7,150,000.
Upon the closing of the Initial Public Offering on October 12, 2021, an amount of $231,150,000 from the net proceeds of the sale of the IXAQ Units in the Initial Public Offering and the sale of the Private Placement Warrants in the Private Placement was placed in the Trust Account and was initially invested only in Treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct Treasury obligations. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, on November 13, 2023 we instructed Continental to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee, until the earliest of: (i) the completion of the initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to redeem 100% of the public shares if we do not complete the initial business combination within the Combination Period; and (iii) absent an initial business combination within the Combination Period, the return of the funds held in the Trust Account to the Public Shareholders as part of the redemption of the public shares.
First Extension
On April 10, 2023, we held the 2023 extraordinary meeting, at which, our shareholders approved, among other things: (i) the Extension Proposal; (ii) the Redemption Limitation Amendment Proposal; and (iii) the Founder Share Amendment Proposal. Under Cayman Islands law, the amendments to the Amended and Restated Memorandum and Articles of Association took effect upon approval of the Extension Proposal, Founder Share Amendment Proposal and Redemption Limitation Amendment Proposal.
In connection with the votes to approve the Extension Proposal, the Redemption Limitation Amendment Proposal and the Founder Share Amendment Proposal, the holders of 18,336,279 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.31 per share, for an aggregate redemption amount of approximately $189 million. After the satisfaction of the Redemptions, the balance in the Trust Account was approximately $48 million.
Merger Agreement
On March 29, 2024, IXAQ entered into the Merger Agreement with Merger Sub and AERKOMM. On September 25, 2024, IXAQ entered into the Amendment with AERKOMM and Merger Sub. See “Business Combination Proposal — The Merger Agreement” for more information.
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, IXAQ entered into the Sponsor Support Agreement with the Sponsor and AERKOMM. See “Business Combination Proposal — Sponsor Support Agreement” for more information.
AERKOMM Support Agreement
In connection with the execution of the Merger Agreement, IXAQ entered into a support agreement with AERKOMM and certain shareholders of AERKOMM. See “Business Combination Proposal — AERKOMM Support Agreement” for more information.
Second Extension
On November 24, 2023, IXAQ held the Second Extension Meeting. At the Second Extension Meeting, IXAQ shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which IXAQ must complete an initial business combination, from December 12, 2023 to October 12, 2024.
In connection with the Second Extension Meeting, shareholders holding an aggregate of 1,817,650 IXAQ Class A Ordinary Shares exercised their right to redeem their shares for approximately $11.00 per share of the funds held in the Trust Account.
Third Extension
On October 9, 2024, IXAQ held the Third Extension Meeting, At The Third Extension Meeting, IXAQ shareholders approved amendments to the Cayman Constitutional Documents to (i) further extend the date by which IXAQ must complete an initial business combination, from October 12, 2024 to October 12, 2025.
In connection with the Third Extension Meeting, shareholders holding an aggregate of 1,235,698 IXAQ Class A Ordinary Shares exercised their right to redeem their shares for approximately $11.58 per share of the funds held in the Trust Account.
Results of Operations
Our entire activity since inception up to June 30, 2024 related to our formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective initial business combination target. We will not be generating any operating revenues until the closing and completion of our initial business combination, at the earliest. We will generate non-operating income in the form of interest income from the amount held in the Trust Account.
For the three months ended June 30, 2024, we had net loss of approximately $1.3 million, which consisted of approximately $730,000 in operating and formation expenses and a loss of approximately $932,000 from change in fair value of warrant liability, which were partially offset by approximately $344,000 in income from cash held in the Trust Account.
For the six months ended June 30, 2024, we had net loss of approximately $2.0 million, which consisted of approximately $1.6 million in operating and formation expenses and approximately $70 interest expense from bank and a loss of approximately $1.1 million from change in fair value of derivative warrant liability, which were partially offset by approximately $690,000 in income from cash held in the Trust Account.
For the three months ended June 30, 2023, we had net income of approximately $1.7 million, which consisted of a gain of approximately $187,000 from the change in fair value of derivative warrant liabilities, a gain of approximately $337,000 from the forfeiture of deferred underwriting fees, approximately $1.4 million in income from investments held in Trust Account and interest income on operating account, which were partially offset by and approximately $226,000 in operating and formation expenses.
For the six months ended June 30, 2023, we had net income of approximately $3.1 million, which consisted of approximately $3.5 million in income from investments held in Trust Account and interest income on operating account, gain of approximately $337,000 from the forfeiture of deferred underwriting fees, which were partially offset by a loss of approximately $187,000 from the change in fair value of derivative warrant liabilities and approximately $503,000 in operating and formation expenses.
For the year ended December 31, 2023, we had net income of approximately $4.0 million, which consisted of approximately $4.7 million in income from investments held in the Trust Account and interest income on an operating account and gain on forfeiture deferred underwriting commission of approximately $337,000, which were partially offset by approximately $1.0 million in operating and formation expenses.
For the year ended December 31, 2022, we had net income of approximately $9.3 million, which consisted of a gain of approximately $7.5 million from the change in fair value of derivative warrant liabilities and approximately $3.2 million in income from investments held in Trust Account and interest income on operating account, which were partially offset by approximately $1.4 million in operating and formation expenses (of which approximately $103,000 was for related party administrative fees).
Factors That May Adversely Affect Our Results of Operations
Our results of operations and our ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, and geopolitical instability, such as the military conflict in Ukraine and the Middle East. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial business combination.
Liquidity, Capital Resources and Going Concern Consideration
Our liquidity needs to date have been satisfied through the payment of $25,000 from our sponsor to cover for certain offering expenses on behalf of us in exchange for issuance of Founder Shares, a loan under the Initial Public Offering’s promissory note in the amount of $250,000 and advances from our sponsor to cover for certain expenses on our behalf, and net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. We fully repaid the Initial Public Offering’s promissory note balance on October 12, 2021. We also paid for certain expenses on behalf of a related party. As of December 31, 2021, we had approximately $3,500 in amount due from related party outstanding, which was fully paid in April 2022. Subsequently, we borrowed an additional amount of approximately $2,800 and fully settled the balance in July 2022.
As of June 30, 2024, we had approximately $8,000 in cash held outside of the Trust Account and a working capital deficit of approximately $5.0 million.
For the six months ended June 30, 2024, net cash used in operating activities was approximately $930,000. Net loss of approximately $2.04 million was affected by income from cash held in the Trust Account of approximately $690,000, change in fair value of warrant liabilities of approximately $1.1 million and changes in operating assets and liabilities provided approximately $680,000 of cash for operating activities. Cash used in investing activities resulted from monthly extension deposits into the Trust Account of $300,000. Cash provided by financing activities resulted from the proceeds from the Extension Promissory Note of $1,213,500.

For the six months ended June 30, 2023, net cash used in operating activities was approximately $180,000. Net income of approximately $3.1 million was affected by change in fair value of derivative warrant liabilities of approximately $187,000, income from investments held in Trust Account of approximately $3.5 million, gain on forfeiture deferred underwriting commission of approximately $337,000 and changes in operating assets and liabilities provided approximately $323,000 of cash for operating activities.
As of June 30, 2024, we had cash held in the Trust Account of approximately $32.4 million. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable, if applicable, and deferred underwriting commissions) to complete our initial business combination. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
For the year ended December 31, 2023, net cash used in operating activities was approximately $605,000. Net income of approximately $4.0 million was affected by income from investments held in the Trust Account of approximately $4.7 million, gain on forfeiture deferred underwriting commission of approximately $337,000 and changes in operating assets and liabilities provided approximately $438,000 of cash for operating activities. Cash provided by investing activities resulted from the redemption from the Trust Account of approximately $209.0 million and cash deposited into the Trust Account of $1.3 million. Cash used in financing activities resulted from the proceeds from the Extension Promissory Note of approximately $1.9 million and redemption of Class A ordinary shares of $209.0 million.
For the year ended December 31, 2022, net cash used in operating activities was approximately $559,000 and net cash provided by financing activities was approximately $17,000. Net income of approximately $9.3 million was affected by change in fair value of derivative warrant liabilities of approximately $7.5 million, income from investments held in Trust Account of approximately $3.2 million and changes in operating assets and liabilities used approximately $883,000 of cash for operating activities. Cash provided by financing activities resulted from the proceeds from subscription receivable of approximately $20,000 and repayment from advance to related party (net) of approximately $3,000, partially offset by the payment for offering costs of approximately $6,000.
As of December 31, 2023, we had cash held in the Trust Account of approximately $31.4 million. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable, if applicable, and deferred underwriting commissions) to complete our initial business combination. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
We have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. In connection with our assessment of going concern considerations in accordance with ASC 205-40, we have until October 12, 2024, if all extensions of the extended date are exercised, to consummate a business combination. It is uncertain that we will be able to consummate a business combination by this time, and if a business combination is not consummated by this date, then there will be a mandatory liquidation and subsequent dissolution of IXAQ.
Our management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern for a period of time within one year after the date that the financial statements included in this Report under “Item 1. Financial Statements” are issued.
We plan to address this uncertainty through the initial business combination. There is no assurance that our plans to consummate the initial business combination will be successful or successful within the Combination Period. The financial statements and notes thereto included in this Report under “Item 1. Financial Statements” do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations
Registration Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of working capital loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the registration statement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a business combination. We have granted Cantor and Odeon or their designees or affiliates certain registration rights relating to these securities. The underwriters of the Initial Public Offering may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement and may not exercise demand rights on more than one occasion. We bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters Agreement
In connection with the Initial Public Offering, the underwriters were granted a 45-day option from the date of the prospectus to purchase up to 3,000,000 additional IXAQ Units to cover over-allotments. On October 12, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 3,000,000 IXAQ Units at an offering price of $10.00 per IXAQ Unit, generating additional gross proceeds of $30,000,000 to us.
The underwriters were paid a cash underwriting discount of $0.20 per Unit (excluding over-allotment IXAQ Units) in the Initial Public Offering, or $4,000,000 in the aggregate upon the closing of the Initial Public Offering. In addition, $0.50 per Unit (excluding over-allotment IXAQ Units), and $0.70 per over-allotment Unit (totaling $12,100,000 in aggregate) is payable to the underwriters for deferred underwriting commission. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the Underwriting Agreement.
On April 12, 2023, we entered into a Fee Reduction Agreement, which amends the Underwriting Agreement. According to the Underwriting Agreement, we previously agreed to pay to the underwriters of the Initial Public Offering an aggregate of $12,100,000 as deferred underwriting commissions, a portion of which fee is payable to each underwriter in proportion to their respective commitments pursuant to the Underwriting Agreement, upon the consummation of a business combination. Pursuant to the Fee Reduction Agreement, the underwriters have agreed to forfeit sixty-six and 94/100 percent (66.94%) of the aggregate deferred underwriting commissions of $12,100,000 for a total reduction of $8,100,000. However, if we enter into a business combination with a target at a pre-money valuation above $100 million, the forfeiture percentage for underwriters will be reduced to no less than fifty percent (50%) to each, an approximate reduction of $6,050,000.
On April 4, 2024, we entered into an Amended & Restated Fee Reduction Agreement, which amends the Underwriting Agreement with Cantor Fitzgerald & Co. (“CF&CO”). Pursuant to the Amended and Restated Fee Reduction Agreement with CF&CO, in the event that we consummate the Business Combination, CF & CO agrees that it will forfeit $6,475,000 of the aggregate original deferred fee that would otherwise be payable by us to CF&CO, resulting in a remainder of $1,995,000. On April 4, 2024, we entered into an Amended & Restated Fee Reduction Agreement, which amends the Underwriting Agreement with Odeon Capital Group LLC (“Odeon”). Pursuant to the Amended and Restated Fee Reduction Agreement with Odeon, in the event that we consummate the Business Combination AERKOMM, Odeon agrees that it will forfeit $2,775,000 of the aggregate original deferred fee that would otherwise be payable by us to Odeon, resulting in a remainder of $855,000.
Administrative Support Agreement
On October 6, 2021, we entered into an agreement with IX Acquisition Services LLC, to pay up to $10,000 per month for office space, secretarial and administrative services. Upon completion of a business combination or our liquidation, we will cease paying these monthly fees, however, IX Services waived these fees for the year ended December 31, 2023 and for the three and six months ended June 30, 2024. During the year ended December 31, 2023 and 2022, IXAQ incurred expenses in connection with such services of approximately $0 and $103,000, respectively, included within operating and formation expenses on the accompanying statements of operations included in this Report under “Item 1. Financial Statements”.
Critical Accounting Estimates
The preparation of the financial statements included in this Report under “Item 1. Financial Statements” and related disclosures in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting estimates:
Class A Ordinary Shares Subject to Possible Redemption
All of the 23,000,000 Class A ordinary shares sold as part of the IXAQ Units in the Initial Public Offering and subsequent full exercise of the underwriters’ over-allotment option contain a redemption feature, which allows for the redemption of such public shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with the business combination and in connection with certain amendments to the Amended and Restated Memorandum and Articles of Association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, redemption provisions not solely within the control of IXAQ require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all public shares have been classified outside of permanent equity.
We recognize changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.
Derivative Financial Instruments
We evaluate our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations included in this Report under “Item 1. Financial Statements”. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
We evaluated the Public Warrants and Private Placement Warrants in accordance with ASC 480 and ASC 815 and concluded that a provision in the warrant agreement related to certain tender or exchange offers precludes the Public Warrants and Private Placement Warrants from being accounted for as components of equity. As the Public Warrants and Private Placement Warrants meet the definition of a derivative as contemplated in ASC 815, they were recorded as derivative liabilities on the balance sheets included in this Report under “Item 1. Financial Statements” and measured at fair value at inception (on the date of the Initial Public Offering) and at each reporting date in accordance with ASC 820, with changes in fair value recognized in the statements of operations included in this Report under “Item 1. Financial Statements” in the period of change. The determination of fair value for the warrant liabilities represents a significant estimate within the financial statements included in this Report under “Item 1. Financial Statements”.
Convertible Instruments
IXAQ accounts for its promissory notes that feature conversion options in accordance with ASC 815. ASC 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.
Off-Balance Sheet Arrangements and Contractual Obligations
As of June 30, 2024 and December 31, 2023, we did not have any off-balance sheet arrangements.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT AERKOMM
Unless the context otherwise requires, references in this “Information About AERKOMM” to “we”, “our” and “the Company” refer to the business and operations of AERKOMM and its consolidated subsidiaries prior to the Business Combination and to AKOM Pubco and its consolidated subsidiaries following the consummation of the Business Combination.
Overview
We are a development stage innovative satellite communication technology company providing carrier-neutral and software-defined infrastructure to deliver mission-critical, multi-orbit satellite broadband connectivity for the public and private sectors. We have not yet generated significant revenue. For the fiscal years ended December 31, 2023 and 2022, AERKOMM had $731,090 and $0 in revenues and net losses of $23,833,723 and $11,878,723. For the six months ended June 30, 2024 and 2023, AERKOMM had $53,255 and $451,915 in revenues and net losses of $12,994,252 and $8,315,952.
We offer a range of next-generation technologies that bring high-throughput performance, interoperability and virtualization to provide high performance and resilient end-to-end broadband connectivity to our customers in collaboration with satellite or constellation partners and mobile network operators.
Our business model is asset-light and far less capital intensive than most companies operating in the space industry as we do not operate, or intend to operate, our own satellites or constellations.
Our key proprietary cutting-edge technology is a universal terminal that we develop. It provides carrier-neutral satellite broadband access. These terminals are designed to meet the diverse needs of users across various sectors, and connecting those users to the right satellite, independent of which orbit it is located in, ensuring seamless connectivity and unparalleled performance.
Our universal terminals consist of both a multi-orbit flat panel antenna (FPA), or electronically steered array (ESA), as well as a carrier-neutral, software-defined modem.
Our groundbreaking glass semiconductor ESA antenna technology enhances performance by more than 50% in terms of throughput per square inch, compared to other antenna designs and constructions. The advantages of our ESA technology mean that our universal terminals can be smaller and lighter while also consuming less power and generating less waste heat than other satellite broadband terminals, while also delivering high throughput.
Our work on custom beamformer chips, or application specific integrated circuits (ASICs), and on custom radiofrequency (RF) chipsets aims to optimize power and performance, enabling seamless connectivity across multiple orbits.
Our modem is designed with a software-defined radio (SDR) to provide secure and agile signal transmission with military-grade security features. Our work on a custom high-speed analog-to-digital (ADC) chipset aims to unlock hybrid-orbit links and to enable advanced signal intelligence capabilities.
In addition to designing and developing proprietary technologies for end-to-end solutions based around our universal terminal, we also strategically source and integrate partner technologies to create robust and reliable satellite networks that can be tailored to meet the demands of public and private sector clients.
To enable resiliency and scalability, we are also at the forefront of implementing virtualization for satellite communications through our software-defined approach, which enhances flexibility, scalability, and efficiency and allows for dynamically adapting to evolving communication needs.
By orchestrating a comprehensive system of technologies, we endeavor to revolutionize satellite communication alongside our industry partners, delivering unparalleled capabilities to empower industries and individuals worldwide.
Our technologies, combined with our current and prospective regional satellite operators licenses, enable us to be a distribution partner for our current and potential satellite operator partners’ bandwidth.

We aim to identify, unlock and expand new use-cases for satellite communications, providing value both to our customers, and to enable new revenue streams for both ourselves and for our satellite operator partners whose bandwidth we resell.
Merger Agreement with IXAQ
On March 29, 2024, we entered into a business combination agreement (the “Merger Agreement”) with IX Acquisition Corp., a Cayman Islands corporation (“IXAQ”) and AKOM Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of IXAQ (“Merger Sub”). Pursuant to the terms of the Merger Agreement, we and IXAQ have agreed to effect a business combination (the “Merger”), subject to satisfaction of conditions set forth in the Merger Agreement described briefly below. On September 25, 2024, we entered into the Amendment with IXAQ and Merger Sub. Additional information relating to the Merger along with the Merger Agreement and the Amendment can be found in our Current Report on Form 8-K filed with the SEC on April 4, 2024. The Merger Agreement contemplates that:
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Before the closing the Merger, IXAQ will redomicile from being a Cayman Islands company to becoming a Delaware corporation.

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Merger Sub will merge with and into AERKOMM, with AERKOMM being the surviving company following the merger.

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Each issued and outstanding share of the AERKOMM Common Stock will automatically be converted into common stock of IXAQ at the Conversion Ratio (as defined in the Merger Agreement); and

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Outstanding Company convertible securities of AERKOMM will be assumed by IXAQ.

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In connection with the Merger, IXAQ will be renamed “AKOM Inc.”

Pursuant to the terms of the Merger Agreement, each share of common stock of AERKOMM issued and outstanding immediately before the closing of the Merger (other than any such shares that were held by dissenters to the Merger exercising appraisal rights, the “Merger Shares”) will be converted into shares of Class A Common Stock of IXAQ based on a Closing Purchase Price (as defined in the Merger Agreement) for AERKOMM of $200,000,000 (as may be adjusted under the Merger Agreement prior to the closing of the Merger) and a price of $11.50 per share of Class A Common Stock of IXAQ (thereby resulting in the holders of Merger Shares receiving 17,391,304 shares of Class A Common Stock of IXAQ assuming no adjustment from the $200,000,000 Closing Purchase Price). Further, if certain milestones are achieved in the five years following the Merger, those who held Merger Shares immediately before consummation of the Merger will be entitled to receive their pro rata share of up to an aggregate of an additional 17,391,304 shares of Class D Common Stock of IXAQ (as may be adjusted under the Merger Agreement prior to the closing of the Merger), representing an additional Incentive Purchase Price (as defined in the Merger Agreement) of $200,000,000 that is additional to the $200,000,000 Closing Purchase Price for AERKOMM under the Merger Agreement.
In addition to closing conditions that are usual and customary for a transaction like the Merger, the Merger Agreement closing conditions include that at least $45,000,000 of investor PIPE (private investment in public entity) financing commitments (inclusive of SAFE (simple agreement for future equity) financing obtained by AERKOMM before the closing of the Merger) are obtained for the combined company resulting from the Merger, unless waived by IXAQ. As of date of this filing, PIPE agreements for aggregate commitments of $35,000,000, at a price of $11.50 per share, have been signed with Investors.
As of the date of this filing, the Insiders of AERKOMM (as defined in the Merger Agreement) have all signed AERKOMM Support Agreements in favor of the transaction.
Our Strategic Position
AERKOMM is an innovative satellite technology company providing multi-orbit broadband connectivity solutions, based around our universal terminal. Our carrier-neutral and software-defined infrastructure enables end-to-end satellite broadband connectivity across multiple orbits, such as low-earth orbit (LEO), medium-earth orbit (MEO), geostationary-earth orbit (GEO), and highly elliptical orbit (HEO). We serve both public and private sectors, including Aerospace & Defense and Civilian Telecommunications.
We have a range of next-generation satellite technologies that offer broadband connectivity by collaborating with satellite partners and mobile network operators to link users and platforms on the edge to core infrastructure hubs. AERKOMM has established a strong engagement with leading satellite constellation operators spanning multiple orbits, including LEO, MEO, GEO and HEO. Additionally, our technology is currently being implemented in the Aerospace & Defense market, having been tested in full-scale operational scenarios.
We are developing partnerships with both public and private sector clients that have increasing demands for multi-beam and multi-orbit satellite communications solutions. Our solutions deliver high-throughput multi-orbit connectivity in a very compact package. We can leverage these advantages in minimizing size, weight and power without compromising performance to open up new use cases and applications for satellite communications.
We have considerable multi-national technical expertise with executives and innovators drawn from semi-conductors, aerospace, defense, dual-use technology, telecommunications and satellite communications sectors. In the defense sector, we have been pioneering a first-of-its-kind satellite communications architecture for unmanned aerial vehicles (UAVs) engaged in intelligence, surveillance, and reconnaissance (ISR) missions with our development partner and customer.
By late 2023, our technology was tested and achieved positive results in operational environments. We anticipate starting to deliver on our first major contract in 2024. We will continue to invest in our talent, our technology and our partnerships and expect to be in a position to introduce higher volume and higher margin solutions by 2026.
Overview of our capabilities, competitive edge, markets and opportunities
Our key standout capabilities deliver differentiated solutions:
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High throughput

Our glass semiconductor antenna transmits and receives 50% Mbps more throughput per square-inch compared to previous state-of-the-art satellite broadband terminals.
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Interoperability

Our universal terminals, including our multi-orbit glass semiconductor antennas and software-defined radio (SDR) modems, aim to provide carrier-neutral broadband connectivity. These terminals are designed to meet the diverse needs of users across various sectors, delivering high-quality connectivity and performance regardless of which satellite or which orbit they are using.
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Virtualization

Our software-defined core network waveforms integrate satellites and constellations across all major orbits, as well as 5G advanced and emerging 6G non-terrestrial networks (NTN). This approach enhances flexibility, scalability, and efficiency, allowing for dynamic adaptation to evolving communication needs.
Our competitive edges are:
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Our universal terminals, equipped with our glass semiconductor antennas, can provide 50% higher throughput than comparably sized devices, which gives us an advantage in the size, weight and power of our terminals. We are pioneering a breakthrough in the application of satellite communication technology by installing our universal terminals on unmanned aerial, maritime, and land vehicles for a range of our customers. Unlike traditional C-band communications, our small form factor antenna and terminal aims to deliver new capabilities and performance for unmanned operations with compelling size, weight and power.

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Our multi-orbit capability can leverage hybrid-orbit connectivity to combine potentially underutilized capacity of Geosynchronous Orbit (GSO) or Geostationary Equatorial Orbit (GEO) satellites and the lower latency services of non-geosynchronous orbit (NGSO) satellite constellations, such as Medium Earth Orbit (MEO) and Low Earth Orbit (LEO).
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Our carrier-neutral solution supports critical communications while providing flexibility, redundancy, and resiliency. It can also eliminate vendor lock-in and reduce capex investment for our customers and partners.

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Our antenna control algorithms and ability to integrate our satellite communications solutions with diverse sensors, payloads and guidance, navigation and control (GNC) systems position us to meet the needs of both civil and defense aerospace customers.

Markets — We believe that we are at the point of monetization, poised to deliver differentiated solutions in the fast-growing market for satellite communications.
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Market Growth

According to a 2023 annual report by Boeing on the commercial aviation industry, reports by the Teal Group on the unmanned aerial vehicle (UAV) industry, and reports by NSR on the role of satellite communications for the telecommunications industry, we believe that our target segments of Aerospace & Defense and Civilian Telecommunications are projected to grow threefold, from approximately $20 billion to $60 billion by 2030. Geopolitical conflicts are driving the adoption of dual-use applications for satellite communications.
We believe there are numerous opportunities to rapidly develop AERKOMM.
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Product Readiness

We have successfully delivered solutions to our development partner and customer and are experiencing interest from additional potential customers. AERKOMM’s technology has demonstrated positive results in both operational and lab environments.
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Poised for Expansion

We expect to execute our first major contract in 2024 and plan to invest in talent and strategic partnerships to fuel growth. Additionally, we aim to be in a position to introduce higher volume and higher margin solutions by 2026.
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Top-tier Talent

We bring together a constellation of expert talent, including semiconductor and satellite communication innovators, as well as veterans in aerospace and telecommunications commercializing dual-use technologies.
As of April 27, 2023, AERKOMM has been awarded a regional satellite service spectrum usage permit. With this permit and our proprietary technology, we believe that we will be able to develop and expand our revenue stream from satellite services. This positions us as not only a hardware and system supplier, but also a distributor of multi-orbit satellite bandwidth \and satellite connectivity services provider, which expands the markets in which we can participate.
As a satellite service provider in Taiwan, we will be authorized to provide satellite services in the Civilian Telecommunications market, such as for mobile backhaul, and Aerospace & Defense markets, for both aviation and maritime applications. We expect these capabilities also to enable us to secure network resiliency contracts.
Outlook
AERKOMM intends to capitalize on our numerous initiatives in the Aerospace & Defense and Civilian Telecommunications markets to establish a leading position as innovators at the forefront of the booming satellite communications industry. We are primed to capitalize on the opportunities presented by the rapidly evolving satellite communication landscape, driving innovation and delivering value to customers and stakeholders.

Our Technology and Product Overview
We aim to provide asset-light end-to-end broadband connectivity with satellite partners and mobile network operators, by leveraging advanced technology and partnerships to offer innovative connectivity solutions. We will remain less capital intensive than many comparable companies in the space industry as we do not operate, nor intend in the future to operate, our own satellites or constellations.
We aim to work with a variety of satellite operators across different orbits, including LEO, MEO, GEO, and HEO. We also aim to engage with MNOs on both their 5G and 6G terrestrial technology roadmaps, as well as their plans to implement localized network resiliency to their connectivity services by deploying High Altitude Platform Stations (HAPS). This combination allows for extensive coverage and flexibility in providing broadband services to users and platforms on land, in the air, and at sea.
As a distribution partner to satellite service providers, we aim to provide hybrid-orbit services, combining the strengths of various satellite constellations to optimize connectivity solutions for customers.
Our broadband connectivity solutions aim to cater to a diverse range of users and platforms, for both military and civilian applications, in order to ensure that customers across different domains can benefit from reliable and high-speed satellite connectivity.
Our software-defined satellite core network aims to enable dynamic and programmatically efficient management of satellite networks. This technology aims to improve network and constellation performance, resilience, and adaptability to changing conditions.

We aim to orchestrate a comprehensive system of technologies to deliver differentiated capabilities to revolutionize satellite communication and to deliver unparalleled capabilities and value both to our customers and to our partners.
We design comprehensive solutions for our customers that take advantage of both the proprietary technologies that we design and develop as well as the world-class technologies that we can source and integrate from partners, as outlined below:
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Revolutionary Communication Device Design

Our cutting-edge technology includes the development of universal terminals, providing carrier-neutral satellite broadband access. These terminals are designed to meet the diverse needs of users across various sectors and domains, ensuring seamless connectivity and unparalleled performance.
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Next-Generation Software-Defined Non-Terrestrial Network

We are at the forefront of implementing virtualization for satellite communications through our software-defined radios, software-defined modems and our progress towards a software-defined non-terrestrial network (NTN) that connects satellites to users and platforms across domains. This approach enhances flexibility, scalability, and efficiency, allowing for dynamic adaptation to evolving communication needs.
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Innovative System Integrator

Our expertise extends to system integration where we blend our expertise in satellite communications and satellite network architecture with our understanding of the needs of our customers and the platforms they are operating. We can strategically source partner technologies and integrate them together with our own systems to create robust and reliable satellite communications solutions tailored to meet the mission-critical demands of our current and prospective customers.

One of our key system-level advantages is built on our team’s fabless semiconductor chip and panel design and engineering expertise, which allows us to remain asset-light while also developing state-of-the-art technologies. With a focus on delivering superior connectivity, we believe our universal terminals for satellite communications are poised to set a new high bar for the industry.
Our universal terminals for satellite communications incorporate:
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Multi-orbit flat panel antenna (FPA)

We implement an electronically steered array (ESA) or FPA using glass semiconductor processes, which is the key enabler for our universal terminals capability to connect to satellites in multiple orbits from a single antenna aperture. By virtue of being able to link to different satellites in different orbits with the same hardware, we aim to enable more reliable, higher performance and more resilient satellite communications.
Our semiconductor glass antenna can also transmit and receive 50% more Mbps per square-inch than previous state-of-the-art satellite broadband terminals. This also enables us to optimize size, weight and power, while also delivering competitive performance and resiliency to customers using our universal terminals.
Our glass antenna can also deliver multi-beam connectivity that allows for seamless or “make-before-break” handovers between satellites, as well as multi-channel connectivity that uses difference frequency bands in both licensed and unlicensed spectrum.
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Software-defined modem

We are developing a carrier-neutral software-defined modem in order to provide carrier-neutral broadband connectivity over our software-defined radio (SDR). Our implementation of SDR technology aims to provide secure and agile signal transmission with military-grade security features.
Our implementation of software-defined modems aims to enable the flexibility, security, adaptability and efficiency our customers need by providing programmable signal processing functions that can be reconfigured to support different modulation and coding schemes, as well as the latest protocols and standards.
Our software-defined modems aim to enable flexibility, adaptability, and efficiency by providing programmable signal processing functions that can be reconfigured to support different modulation and coding schemes, as well as the latest protocols and standards. By applying a single hardware platform for multiple standards, we aim to create a unique system to be more flexible and compatible with different satellite constellation waveforms, and more easily upgraded for new waveforms via software updates.
Both end users and our satellite operator partners can benefit from deploying our universal terminals with our high efficiency antennas and software-defined modems. Customers benefit because they can use a single terminal to communicate across satellites, orbits and operators, which means they do not need to invest in dedicated terminals for each satellite, orbit or operator they wish to connect with. Furthermore, our universal terminals aim to deliver high-performance in a package that takes up less size, weight and power than other systems, end users may experience additional benefits in terms of total cost of ownership when choosing our universal terminals.
For satellite operators, the high efficiency of our glass semiconductor antenna and the software-programmability of our modem, when used by their customers — on land, in the air, or at sea — can potentially reduce the maintenance and replacement schedule of satellites and constellations, which hare huge drivers of cost and capital expenditures across the satellite industry.
Regional Satellite Service Operation (TW)
We made strides in licensing, securing our first satellite spectrum usage permit from the Government of Taiwan. With the approval from Taiwan’s Ministry of Digital Affairs in 2023 of our satellite operator license, we will continue to be one of the few satellite service providers to offer satellite services to customers in the region. As a result, we are in the unique position to be the only Non-Geostationary Satellite Orbit, or NGSO, service operator in the Taiwan market. We have established ties with operators in the LEO, MEO, GEO, and HEO sectors.
The receipt of our satellite service spectrum usage permit in Taiwan, also qualifies us to apply for an ITU (International Telecommunication Union) operator’s membership. As a qualified ITU member, we should be able to expand our global operations by gaining access to the global radio frequency spectrum, regulatory compliance, international coordination and cooperation, and representation in global forums.
Our Markets
In recent years, with the accelerated development of the satellite industry, particularly in significant investment in LEO and MEO development, the ecosystem has matured considerably. We aim to secure a substantial market share in both the “Ground Equipment” and “Satellite Services” sectors.
According to a 2021 report by the Satellite Industry Association, these sectors represent nearly 68% of an industry valued at $386 billion. This growing market is expected to experience significant growth over the next decade and a half, reaching a total value of approximately $1,053 billion by 2040.
With the competitive advantages of our products and solutions, we aim to leverage emerging trends and capitalize on business opportunities for growth.
We recognize rapid growth in the satellite technology communications market serving customers in both the public and private sector across the civilian telecommunications, aerospace and defense sectors.

Our target segments of the global market are growing from approximately $20 billion in 2023 to approximately $60 billion by 2030, representing a 16% blended compound annual growth rate (CAGR), as outlined below.
Within civilian telecommunications, the key subset of the market we are targeting is anticipated to grow from $3 billion in 2023 to $25 billion by 2030. Market reports published by NSR indicate that “non-terrestrial networks” (NTN) will become a central feature of 5G Advanced and 6G networks, and that satellite connectivity needs of MNOs will evolve from a nice-to-have “back-up” in their 4G LTE networks into a must-have “back bone” of their 5G Advanced and 6G.
Within aerospace, one of the key subsets we are targeting is commercial aviation, which is anticipated to grow from $7 billion in 2023 to $21 billion by 2030. According to annual reports by Boeing and Airbus, commercial airlines plan to outfit approximately 70% of passenger aircraft for high-throughput inflight broadband by 2030 up from just approximately 25% in 2023, meaning that delivering a solution that is approved and qualified for both retrofit and “line-fit” installations will be necessary.
Within defense, one of the key subsets of the market we are targeting is UAVs for the military, which is anticipated to grow from $12 billion in 2023 to $16 billion by 2030, according to the Teal Group. According to the same reports, an even steeper growth trajectory is anticipated in the civilian UAV market, which is forecast to grow from $7 billion in 2023 to $20 billion by 2030.
We do not yet include this projected civilian UAV market in our target segments, but we aim to be in a strong position to enter the civilian UAV market in the future after first focusing on the defense UAV market. Similarly, we see future opportunities to enter the market for both manned and unmanned maritime and land-based vehicles and platforms for the defense industry, which are complementary to our focus on the defense UAV market, as they often include the same prime contractors and military customers.

Dual-use technologies expand how satellite broadband is used and is being driven by geopolitical conflict, as has been evident in Ukraine, where satellite broadband has been deployed with great effectiveness, including in combination with UAVs.
In response to growing demand from governments and militaries, prime defense contractors in US, NATO and Japan are reportedly developing unmanned systems for both intelligence, surveillance and reconnaissance missions (ISR) as well as for collaborative combat aircraft (CCA), or the teaming of manned and unmanned aircraft, the latter sometimes referred to as “loyal wingman”, and next generation air dominance (NGAD).
Our technologies are relevant and differentiated for all of these programs, as well as for additional manned and unmanned maritime and land-based platforms and vehicles.
Aerospace & Defense Market
In the aerospace and defense sectors, satellite communication plays a critical role in enabling various applications, including commercial aviation, in-flight connectivity (IFC), and defense ISR-type and CCA-type programs.
Commercial aviation relies on satellite communication for in-flight connectivity, enabling passengers to access high-speed internet and other services during flights. The adoption of satellite-based in-flight connectivity (IFC) solutions is expected to increase significantly in the coming years. Airlines are seeking to enhance passenger experience and differentiate their services in a competitive market.
The Fortune Business Insight report projects that approximately 70% of commercial aircraft will be equipped with high-throughput inflight broadband by 2030, up from just around 25% in 2023. This significant increase in adoption rates will necessitate both retrofitting and “line-fit” installations. As a result, the market for inflight broadband services is anticipated to grow from $7 billion to $21 billion, presenting lucrative opportunities for satellite communication providers.
In the defense sector, satellite communication supports ISR and unmanned platforms programs by providing secure and reliable communication links for unmanned aerial, maritime, and land vehicles and the vast majority of military platforms. Satellite-based communication enables real-time data transmission, command and control, and situational awareness, enhancing operational efficiency and effectiveness in defense missions.
Industry projections indicate an increase in market size from $12 billion in 2023 to $16 billion by 2030. In the Defense sector, we have been pioneering a first-of-its-kind satellite communications architecture for unmanned aerial, maritime, and land vehicles engaged in intelligence, surveillance, and reconnaissance (ISR) missions in collaboration with our development partner and the customer.
Defense
Unmanned platforms have revolutionized military operations with their versatility and agility. However, their reliance on connectivity handoffs between ground-based line-of-sight antennas, typically operating in C-band, and GEO, or GSO, satellites present several challenges that limit their effectiveness in certain scenarios.
Prime defense contractors in the US, NATO, Australia, and Japan are actively developing unmanned systems for ISR, and numerous other unmanned platforms to include CCA-type and NGAD applications. This strategic shift towards unmanned systems is expected to drive the demand for satellite communication technology, particularly for data transmission and remote-control capabilities, which can keep a “human-in-the-loop” (HITL).
Innovative programs such as the US Air Force’s Loyal Wingman Program, aim at enhancing collaborative combat capabilities. The program involves the deployment of 1,000 CCA with $6.2 billion budget by 2028, which we expect will require advanced satellite communication systems for real-time data sharing, over-the-horizon coordination, and mission execution. These CCA units serve as force multipliers, working in tandem with manned platforms to achieve strategic objectives and maintain battlefield superiority, but are just one example of how governments and militaries are considering how best to deploy both manned and unmanned platforms to accomplish defense objectives.
Collaborative Combat Aircraft, Concept Art (Source: Boeing Image)
Source: The Washington Post: How drones are controlled, 2014
We aim to offer unparalleled flexibility to defense unmanned platforms by enabling communication across six dimensions: domain, orbit, beam, carrier, frequency, and satellite. This innovative approach aims to allow users to establish multiple communication paths simultaneously, enhancing redundancy, resilience, and adaptability in dynamic operational environments, while also offering complementary functionality such as jamming.
We are well positioned to deliver high-value functionality that effectively balances performance with total cost of ownership. We are actively engaged in discussions with leading prime contractors to provide a differentiated satellite communications system tailored specifically for unmanned platforms across all domains to include CCA-type programs and are co-creating new concepts of employment and concepts of operation for satellite communications on these platforms.
Two high profile examples from the US Air Force include planning to spend more than $6 billion on CCA drone programs over the next five years, in addition to an estimate of $16 billion on the NGAD program over the same time period.

Commercial Aviation Connectivity
The February 2024 IATA (International Air Transport Association) Air Passenger Market Analysis report announced that industry- industry-wide air passenger traffic, measured in revenue passenger-kilometers (RPK), surpassed 2019 levels in February 2024, marking the first occurrence of full global recovery in both domestic and international travel segments (Chart 1).
Total RPK were 5.7% higher than February 2019 figures, while international and domestic traffic saw 0.9% and 13.7% growth over the same period, respectively. Passenger load factors in all segments were also close to pre-COVID levels, indicating the return of available seat supply and passenger demand on a global scale. Compared to the previous year, total traffic increased in 21.5%.
Growth of Aviation Industry
Immediately prior to the onset of the COVID-19 pandemic, there were, according to Airbus and Boeing, more than 23,000 commercial aircraft flying globally, a number that was expected to more than double in the next 20 years. Both Airbus and Boeing estimated in their respective 2023 reports that the global fleet of commercial aircraft would increase from 23,000 planes in 2019 to more than 46,000 in 2042.
The Airbus Global Market Forecast report 2023 — 2042 predicted the following:
Source:https://www.airbus.com/en/products-services/commercial-aircraft/market/global-market-forecast
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Passenger traffic compound annual growth rate of 3.6% and freight traffic compound annual growth rate of 3.2%.

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Airbus forecasts a demand for 40,850 new passenger and freighter aircraft deliveries over the next 20 years, of which 32,630 will be single aisle and 8,220 widebody.

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Asia-Pacific, China, Europe and US continue to be major drivers for growth and replacement.

Boeing, in their Commercial Market Outlook 2023-2042 Report, presents an excellent Executive Summary of the 20-Year Market Demand.
Source: https://www.boeing.com/commercial/market/commercial-market-outlook
Growth of Private Aircraft (Business Jets / VIP)
In 2022, Airbus Corporate Jets (ACJ) conducted a survey among senior executives of U.S. businesses with an annual revenue of over $500 million. The study showed that 89% of those surveyed expected their organizations to increase their use of business jet aviation in 2023, with 25% predicting it would increase by more than half. Such customers can be expected to consider inflight connectivity to be essential.
Rapidly Growing In-Flight Internet Markets
The International Air Transport Association (IATA) expects overall traveler numbers to reach 4.0 billion in 2024 spread across 23,000 airplanes. Only about 25% of these airplanes are equipped to offer some form of onboard connectivity, and that connectively is often marked by erratic quality, slow speeds and low broadband. Less than 25% of the world’s airline companies are providing some form of in-flight Wi-Fi services. We believe that there is a huge market potential among the many unconnected airlines.

According to the Boeing Report titled “Commercial Market Outlook 2019 — 2038”, it has been projected that by the end of 2030, two-thirds of the world’s aircraft fleet will have some form of connectivity, whether through retrofit or line fit at production stage. Currently, most connectivity upgrades are being done through aircraft modification as in-service aircraft are outfitted with new and high-speed systems. It is estimated that more than 1,000 commercial aircraft are being upgraded annually.
Whether aircraft connectivity is being carried out as a retrofit or built into the initial aircraft production line, demand for in-flight connectivity is increasing.
Civilian Telecommunications
In the 5G Advanced era and during the transition to 6G as defined by the 3GPP (3rd Generation Partnership Project), the Non-Territorial Network (NTN) plays a major role in communication standards. This includes utilizing satellites across all orbits (LEO, MEO, GEO, HEO) and HAPS to extend coverage to areas currently not served by mobile communication systems, such as the sky, sea, and space.
Since the outbreak of the Russia-Ukraine war in 2022, which has showcased the importance of communications networks as critical infrastructure for modern nations, the global landscape has been marked by geopolitical pressures.
The resilience of communication networks has emerged as a focal point of global attention with satellite communication assuming a critical and pivotal role.
We are prioritizing civilian telecommunications within the satellite communication industry, alongside Aerospace & Defense. This focus encompasses two key sectors: mobile backhaul via satellite and network resilience.
Mobile Backhaul via Satellite
The mobile backhaul sector is projected to see revenue growth from $3 billion in 2023 to $25 billion by 2030, with a compound annual growth rate (CAGR) of 17.6% (Source: NSR “Wireless Backhaul via Satellite, 15th Edition Report). The number of 4G base stations is approximately 6 million to 7 million, while that of 5G is 3.8 million (Sources: GSMA, Huawei). Similarly, the network resilience sector is forecasted to experience revenue growth from $16.2 billion in 2023 to $33 billion by 2028 (Source: Mordor Intelligence: Network Resilience Market Forecast).
These market statistics clearly signal potential business opportunities that AERKOMM aims to actively pursue.
In telecommunications networks, the backhaul network provides high-capacity connections between cell sites and the core network, utilizing fiber optic cables, microwave links, and satellites. Satellite transmission is predominantly employed for mobile backhaul not only in remote areas but also in major backbones and serves as a crucial technology.
Satellite backhaul offers an alternative method for connecting cell sites and the core network. Despite being traditionally considered a last resort by mobile operators due to past experiences, recent advancements in satellite technologies, combined with professional services, have addressed these concerns. Today, cost-effective, and high-performing fully managed satellite backhaul solutions are readily available. These solutions empower mobile operators to swiftly deploy 4G, 5G, 5G advanced or Internet of Things (IoT) services in any location. Apart from rural deployments, mobile backhaul via satellite also serves as a backup and backbone solution in the event of outages on fiber or microwave backhauled networks.
At present, MNOs are transitioning their perception of satellite connectivity needs, moving from considering it a supplementary backup to an essential backbone, particularly as non-terrestrial networks (NTN) become integrated into 5G Advanced and 6G systems. Amidst this shift, our products and solutions are well-aligned with and fulfill the evolving market demands.
Currently, MNOs are contending with the challenges posed by oversized and costly antennas. We address this issue with our glass semiconductor flat panel antennas, featuring small form factors and high throughput capabilities. These high throughput antennas are well-suited for managing large volumes of data transmission in mobile backhaul and mobile backbone applications while also facilitating compact installation on cell sites, effectively resolving this prevalent telecommunications industry challenge.
NTT DoCoMo’s document on “Research and Development for 6G Wireless” emphasizes the pivotal role of satellites in the research and development of 6G. This strategic emphasis on satellite technology as a solution has been integrated into their practical technical plan and investment strategy.

Source Link: https://www.docomo.ne.jp/27nglish/binary/pdf/info/media_center/event/mwc24/Research_and_Development_for_6G_Wireless.pdf
We are engaged in close collaboration with strategic partners, including global telecommunications service operators, telecommunications equipment manufacturers, and solution providers.
We are poised to actively pursue business opportunities within the 5G and 6G ecosystem, creating a promising future and generating solid revenue income.
Network Resilience
Network resilience is becoming increasingly crucial due to several interconnected factors. The growing dependence on digital services and interconnected systems amplifies the impact of network outages and disruptions, making them more costly and disruptive. Moreover, the escalation of cyberattacks, natural disasters, geographical conflicts, and infrastructure failures underscores the significance of resilient networks capable of enduring a variety of challenges. As the world moves towards 5G, 6G, and beyond, with a focus on low latency and high reliability, network resilience emerges as an essential design principle to ensure uninterrupted connectivity in the face of evolving threats and increased network reliance.
Software-Defined Networking (SDN) and Network Function Virtualization (NFV) are crucial technologies that provide dynamic and flexible solutions for network management. SDN centralizes control of network traffic, enabling swift rerouting and resource allocation during disruptions. Similarly, NFV enables virtualized network functions, allowing for rapid deployment and scaling of resources to meet evolving demands or emergencies. The integration of these technologies strengthens network resilience and adaptability, ensuring smooth operations even in challenging scenarios.
The integration of diverse technologies plays a crucial role in enhancing network robustness and resilience. By combining various technologies such as fiber optics, satellites, and microwave links for backhaul, a more resilient network infrastructure can be established. Moreover, leveraging edge computing to process data locally reduces reliance on centralized infrastructure, thereby further strengthening network resilience. This strategic integration of diverse technologies ensures a more flexible and adaptable network architecture capable of withstanding various challenges and disruptions.
Major countries and governments worldwide are increasingly prioritizing network resilience. These entities are allocating significant budgets and making efforts to enhance national network infrastructure to address challenges and prevent disruptions in communication services. This emphasis extends to leveraging satellite technology and service providers, including LEO and MEO solutions.

Our Strategy
Spotlight: Utilizing Our Universal Terminal for Satellite Communications on Unmanned Platforms
We are pioneering a breakthrough in the application of satellite communication technology by installing our universal terminals on unmanned aerial, maritime, and land vehicles. Unlike traditional C-band communications, our small form factor antenna and terminal aims to deliver new capabilities and performance for unmanned operations with compelling size, weight and power.
Today: Challenges of Current UAV Connectivity with GEO Satellites
While unmanned platforms have revolutionized military operations with their versatility and agility, their reliance on connectivity handoffs between ground-based line-of-sight antennas, typically operating in C-band, and Geostationary Equatorial Orbit (GEO), or geosynchronous orbit (GSO), satellites present several challenges that limit their effectiveness in certain scenarios.
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Line-of-Sight Limitations:   One of the key reasons that satellite communications have been a critical addition to connectivity over the last two decades is to eliminate the reliance on line-of-sight (LOS) communications, not just for take-off and landing, but also for the full mission autonomy. For unmanned platforms without satellite communications, operations are restricted to areas where direct visibility to the base is maintained, limiting their flexibility and operational range as well as their operational altitude. For example, as the UAV flies further away from the base, even if it can maintain a line-of-sight communication link with the base, due to the curvature of the Earth, the UAV will gradually fly at a higher and higher altitude, resulting in limited operational capability, especially for intelligence, surveillance and reconnaissance (ISR) missions where the UAV may need to fly close to the ground for its cameras and sensors to provide intelligence with sufficient resolution to be informative, usable or actionable. For land or maritime platforms, the issue is compounded because the platform is by nature on the surface of the land or sea, and has to overcome unanticipated movement due to the sea or restrictions from overhead canopies or LOS limitations caused by terrain features.

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High-Latency Limitations:   One of the weaknesses of unmanned platform connectivity over GEO/GSO satellites is the significant latency, estimated at approximately 600 milliseconds, which is too long for example to remotely control a UAV during critical mission phases, such as take-off and landing, evasive maneuvers and, in some cases, very low altitude flight. Although certain unmanned platforms include software features for automatic take-off and automatic landing, most unmanned platforms still rely on line-of-sight antennas for takeoff and landing operations, which pose additional vulnerabilities related to dependency on the ground infrastructure, noted below. The high-latency of the link over GEO/GSO satellites delivers senor data and camera data with approximately a half second of delay, which similarly delays responsiveness to rapidly unfolding situations in the field. In critical moments, such a delay can lead to a loss of the mission or a failure of mission objectives.
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Dependency on Ground Infrastructure and Ground Crew:   The persistent dependency on line-of-sight antennas can require significant numbers of forward-deployed personnel to handle the take-off and landing operations on site, and this can place more personnel in the literal line of fire. Similarly, if the line-of-sight antennas are damaged, destroyed or jammed, all unmanned platforms airborne at that time that require line-of-sight communications to land are likely to be lost. This introduces a single-point-of-failure on the ground infrastructure making the UAV base a high-value target, which puts the ground crew personnel at high risk.

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Vulnerability to Jamming:   In scenarios where the gateway station communicating to the GEO/GSO satellite is disrupted by on-orbit jammers or the GEO/GSO satellite itself is disabled by terrestrial jammers, the unmanned platform may lose its communication link and be rendered unable to perform its mission effectively. Because a GEO/GSO satellite is geo-stationary by design, it becomes a relatively easy target for terrestrial jamming. This dependency on GEO/GSO satellites introduces multiple single points-of-failure and compromises the reliability and resilience of unmanned platform operations.

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Mission Disruption:   The loss of communication link between the unmanned platform and the GEO/GSO satellite not only halts ongoing missions but also jeopardizes the safety and security of the platform and its payload. Without real-time communication capabilities, the platform may be unable to receive commands or transmit critical data leading to mission failure and potential loss of assets.

While unmanned platforms have brough compelling capabilities to militaries and governments over the last two decades, in the last two years with the conflict involving Ukraine, the urgent need for the capabilities of unmanned platforms to continue to evolve has become evident.

AKOM: "Multi-Path^6" (domain, orbit, beam, carrier, frequency, satellite)
Small/light electronically steered antenna brings new capabilities and streamlines flight operations
Multi-beam / Multi-orbit ensures resiliency of link by connecting to different friendly satellites
Adversary satellite disabled by mobile jammer
UAV continues mission using alternate communication path on MEO/LEO
Multi-beam antennas keep ships, planes and ground in contact with UAV platform. LDP/LPI
Takeoff and landing over NGSO satellite eliminates line-of-sight antenna and reduces forward deployed staff
AERKOMM

Aerkomm’s Solution: “Multi-Path ^6” (domain, orbit, beam, carrier, frequency, satellite)
We aim to offer unparalleled flexibility to defense unmanned platforms by enabling communication across six dimensions: domain, orbit, beam, carrier, frequency, and satellite. This innovative approach aims to allow users to establish multiple communication paths simultaneously, enhancing redundancy, resilience, and adaptability in dynamic operational environments, while also offering complementary functionality such as jamming.
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Enhanced Connectivity:   Our universal terminal for defense aim to enable unmanned platforms to establish communication links with non-geosynchronous satellite constellations (NGSO), such as those operating in LEO or MEO, which are less susceptible to jamming due to their proliferation in the sky. We aim to use this groundbreaking feature to allow for remote control of seamless takeoff and landing operations of UAVs over NGSO satellites, which have significantly lower latency than GEO/GSO satellites, thus eliminating the limitations imposed by traditional line-of-sight communication methods, overcoming the high latency issues of GEO/GSO satellites and reducing the need for forward deployed staff.
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Resilient Communication:   In the face of adversary actions such as satellite jamming, our technology aims to ensure mission continuity and resilience through multi-beam and multi-orbit connectivity. By connecting to different friendly satellites simultaneously, our antennas aim to provide redundancy and alternate communication paths, enabling unmanned platforms to maintain operational effectiveness even in challenging environments.

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Mission Continuity:   With our universal terminal for defense onboard, unmanned platforms could seamlessly transition between different satellite orbits, such as GEO, MEO and LEO, or between different satellites in the same orbit or constellation, in the event of satellite jamming or disruption. This design aims to ensure uninterrupted mission execution and real-time data transmission, enhancing situational awareness and operational flexibility.

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Secure Communication:   Leveraging advanced features such as Low Probability of Intercept (LPI) and Low Probability of Detection (LPD), our multi-beam antennas aim to keep unmanned platforms and other manned platforms such as, ships, airplanes, and ground command centers securely connected. Our approach aims to ensure that critical communications remain confidential and protected from hostile interference, enhancing overall mission security and effectiveness.

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Jamming Capabilities:   As an additional feature, we aim to enable one or more of the multiple beams of our universal terminal for defense to be used in a jamming mode to disrupt adversary communications or operations. Due to the high transmit power capability that we aim to deliver with our multi-orbit system design, our antennas aim to provide sufficient signal strength to disrupt or impair adversary communications and operations across domains: satellites in all orbits and airborne, maritime and land-based manned and unmanned platforms. For example, our approach aims to make our antennas capable to disrupt the guidance navigation and control systems of adversary manned and unmanned platforms, potentially providing a nimble and cost-effective approach to handling inbound ballistic and drone-based projectiles to complement traditional missile defense systems in the future.

Our universal terminal for defense aims to drive a paradigm shift in unmanned platform satellite communication, offering unparalleled connectivity, resilience, and security for mission-critical operations. With our innovative solution, unmanned platform operators can confidently navigate complex operational environments, ensuring continuous communication and mission success.
With our extensive experience in satellite communication technology, we are uniquely positioned to serve as a systems integrator for defense payloads. By leveraging our hardware and software platforms, we have the capability to seamlessly integrate onboard sensor payloads and other mission-specific equipment, ensuring interoperability, compatibility, and performance optimization in complex operational environments.
Our Solutions and Business Models
Defense & Aerospace
Our Defense Connectivity Solutions
Our universal terminal for defense aims to drive a paradigm shift in unmanned platform satellite communication, offering unparalleled connectivity, resilience, and security for mission-critical operations. With our innovative solution, unmanned platform operators can confidently navigate complex operational environments, ensuring continuous communication and mission success.
With our extensive experience in satellite communication technology, we are uniquely positioned to serve as a systems integrator for defense payloads. By leveraging our hardware and software platforms, we have the capability to seamlessly integrate onboard sensor payloads and other mission-specific equipment, ensuring interoperability, compatibility, and performance optimization in complex operational environments.
We are currently developing three solutions which can be offered to the defense market.
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Universal Terminal for Defense:   Our universal terminals for defense aim to deliver a full satellite connectivity solution to both ISR and CCA UAVs. The universal terminal for defense UAVs, may contain antennas for transmission and receiving in one or more of the key frequency bands for high-throughput satellite connectivity for defense, principally Ka and Ku, which are used by satellites in GEO, MEO and in LEO orbits.

The building blocks of our multi-orbit universal terminals are modular tiles. We can implement terminals of different sizes and capacity without material additional engineering, by combining more or fewer tiles based on the requirements of the mission or the program. While we aim to deliver a universal terminal for defense UAVs using only our proprietary technologies in the medium term, in order to meet customer timelines, we may also source and integrated partner technologies in the short term.
The requirements for defense programs and missions may differ from the requirements for commercial products. Our universal terminals for defense UAVs may not be required to comply with ARINC 791 and 781 standards of Aeronautical Radio, Incorporated (ARINC), but will meet the necessary design approvals of our customers and their programs.
We aim to also be able to deliver universal terminals for unmanned systems across domains of air, land, and sea, but our initial focus is on airborne platforms.
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Satellite Communications for Terrestrial and Maritime Installations:

Our customers in the defense sector may require comprehensive communications solutions across domains of land, air and sea. We aim to provide end-to-end solutions for our customers, which means that we may be required to deliver satellite communications solutions for both stationary and mobile ground-based installations, such as control cars and command posts, as well as maritime based installations.
The satellite communications for terrestrial and maritime installations may contain antennas for transmission and receiving in one or more of the key frequency bands for high-throughput satellite connectivity for defense, principally Ka and Ku, which are used by satellites in GEO, MEO and in LEO orbits. We aim to deliver universal terminals using only our proprietary technologies in the medium term across all domains of land, air and sea, in order to meet customer timelines. Given that ground-based and sea-based installations typically have lesser requirements for size, weight and power, we may also source and integrated partner technologies in the short term.
Requirements for defense programs and missions may be materially similar to requirements for commercial products, therefore our satellite communications for terrestrial and maritime installations may leverage dual-use technologies that are already certified for commercial use.
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Systems Integration for Defense Platforms:   Our multi-orbit universal terminals provide communications solution that we expect to be critical to the operations of both ISR and CCA-type missions. Our satellite communications systems will therefore typically need to be integrated with onboard sensor payloads, and other payloads required by certain customer missions, as well as guidance, navigation and controls (GNC) systems.

We expect that we may have the opportunity to expand our services beyond providing the communications solution to serving as an end-to-end systems integrator for the payloads that we are already connecting to through our hardware and our software. At this time, we do not expect to have the opportunity to serve as a system integrator for platforms that do not already include or require our communication systems and our value-added resale of satellite bandwidth, but we will remain open to requests from our present and future customers and partners to fill such role.

Defense Connectivity Solutions market.
1.   Communications for Manned and Unmanned Systems
Within the defense segment, our main source of revenue is expected to be derived from contracts with militaries, governments and defense contractors for both the sale of our systems — the universal terminal for defense — as well as subscription-based plans for the bandwidth connectivity from our selected satellite operator partners.
We aim to achieve this with both retrofit solutions on manned and unmanned defense platforms already in operation being maintained by militaries and governments, as well as line-fit solutions for new manned and unmanned systems being assembled at the different defense contractors’ facilities prior to delivery to the respective militaries.
We already have an agreement in place with our first classified defense development partner and customer to develop a first-of-its-kind satellite communications architecture for unmanned aerial vehicles (UAVs) engaged in classified ISR missions.
We are in advanced discussion with this development partner and customer to expand the engagement based on successful technology demonstrations in 2023 and 2024. We are also directly engaged with several additional potential partners developing unmanned platforms for ISR and CCA-type missions regarding implementing our connectivity solutions as part of their programs. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.
2.   Terrestrial and Maritime Installations
To capitalize on the increasing demand for satellite communications for terrestrial and maritime installations for militaries and governments, we will aim to sell or to integrate end-to-end satellite communications systems to militaries, governments and defense contractors. In addition to selling integrated end-to-end satellite communications systems, we will also aim to sell to these military and government customers the bandwidth required for the operation of our services, priced on a subscription plan basis.
In some cases, we expect that the terrestrial and maritime installations may be components of a wholistic end-to-end satellite communications solution, but in other cases we expect that militaries and government customers may contract for standalone terrestrial or maritime solutions, such as to provide connectivity to individual ships or command posts.
We already have an agreement in place with our first classified defense development partner and customer for maritime and terrestrial installations as part of our end-to-end solution to support the classified ISR missions mentioned above. We also already are in discussions for standalone terrestrial customers. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.
3.
Systems Integrator for Manned and Unmanned Platforms

Within the defense segment, as an additional service to the customers interested in installing our satellite communications solutions on their manned and unmanned platforms, we are also able to support integration with onboard sensor payloads, and other payloads required by certain customer missions, as well as guidance, navigation and controls (GNC) systems, which we are already connecting to through our hardware and our software.
We already have an agreement in place with our first classified defense development partner and customer for a certain level of systems integrator support for the UAV engaged in the classified ISR missions mentioned above.
We also already are in discussions for an agreement with another systems integration partner expressing interest in our universal terminal for defense as well as our wrap-around services for system integration with other payloads. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.

Our Defense Business Solutions
We can provide different business solutions to defense contractors, militaries and governments:
1.   Retrofit solution for Militaries, Governments and Defense Contractors
Militaries, governments and defense contractors having an existing fleet manned and unmanned platforms already operating in service will require a retrofit solution. For those defense customers who already have manned and unmanned systems in operation with no multi-orbit satellite communications system installed, we aim to offer a retrofit solution, which could be used in addition to or in place of an existing satellite communications system, if any. In most situations, we expect that the fleet owner would be responsible for installing our systems under our supervision, as well as uninstalling any systems they may want to remove. The fleet owner would also be required to purchase the necessary satellite bandwidth from us to provide connectivity to its fleet.
2.   Line Fit solution for Defense Contractors
Defense contractors manufacturing manned and unmanned platforms to which they want to add our multi-orbit universal terminals will require a line-fit solution. In most situations, we expect the installation would be done by the manufacturer of the manned or unmanned platforms in production and certified with the platform, so our systems would be delivered to the manufacturer upon request of the defense contractors or of the militaries and governments that are purchasing the platforms.
3.   Systems Integrator for Militaries, Governments and Defense Contractors
Our customers, militaries and governments, may require custom, proprietary or classified system level integrations on the manned and unmanned platforms onto which they want our communications solutions to be installed, and may request that we provide wrap-around system integrator services to perform such installations and integrations. Similarly, some of our defense contractors partners may, from time to time, require additional system integrator support from our team due to the complex design of contemporary manned and unmanned systems. In some situations, we expect the installation of third-party payloads onto the manned and unmanned systems may still be done by the manufacturer of the manned or unmanned platforms in production, but with close supervision by and certification by our team.
Commercial Aviation Connectivity and Entertainment Solutions
We have been developing two systems which can be offered to the aviation market.
1.
Universal Terminal for Aviation:   Our universal terminals aim to deliver a full internet connectivity solution to both commercial airlines and private business jet operators. The universal terminal for aviation, which we also refer to as the Aerkomm K++ System, will contain antennas for transmission and receiving in the key frequency bands for high-throughput commercial satellite connectivity, called Ka and Ku, which are used by satellites in GEO, MEO and in LEO orbits. While we aim to deliver a universal terminal for aviation using only our proprietary technologies in the medium term, in order to meet customer timelines, we may also source an integrated partner technologies in the short term. All of our universal terminals for aviation will comply with ARINC 791 and 781 standards of Aeronautical Radio, Incorporated (ARINC) meeting the necessary design approvals.

2.
Distributed Content System for Airlines:   We have developed an intranet-based wireless connectivity solution, which we can also offer to both commercial airlines and to private business jet operators. Our distributed content system for airlines, which we also refer to as the Aerkomm AirCinema Cube, will provide passengers access to media content, including movies, videos, music, news feeds, video games, advertising and promotions. It will stream content from an onboard server to existing screens in stalled in the cabin or seats, and/or to passenger mobile devices.

Commercial Aviation Connectivity and Entertainment market business models.
1.   Commercial Airlines
Within the commercial aviation segment, our main source of revenue is expected to be derived from contracts with commercial airlines for both the sale of our systems — both the universal terminal as well as the distributed content system — as well as subscription-based plans for the bandwidth connectivity from our selected satellite operator partners. We aim to achieve this with both retrofit solutions on commercial aircraft already in operation by airline customers, as well as line-fit solutions for new aircraft being assembled at the different aircraft manufacturers’ facilities prior to delivery to the respective aircraft lessors and airline customers.
We already have a definitive agreement in place with our first commercial airline customer, Hong Kong Airlines (discussed below). We are in advanced discussion with several additional potential customers directly through our corporate network. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.
We aim to complete our universal terminal for aviation system approval by Airbus and receiving the applicable airworthiness certifications, namely the European Union Aviation Safety Agency (EASA) and the US Federal Aviation Administration (FAA), by the last quarter of 2025. We will then be able to begin providing our universal terminal for aviation systems for installation on commercial airline aircraft.
2.   Corporate Jet Customers
To capitalize on the private business aviation market, we will aim to sell our systems to corporate jet owners through the Airbus Corporate Jets (ACJ) and Boeing Business Jets (BBJ) programs. In addition to selling our systems, we will also aim to sell to these corporate jet aircraft owners the bandwidth required for the operation of our services, priced on a subscription plan basis.
We already have an agreement in place with our first corporate jet and launch customer, MJet GMBH (discussed below), and we have had advanced discussion with several additional potential customers both directly through our corporate network and through Airbus. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.
Sales of our universal terminal for aviation system to the corporate jet market will also require the EASA and FAA certification, which we expect to complete by the last quarter of 2025, as mentioned above.
3.   Electric vertical take-off and landing (eVTOL) aircraft
To the extent that eVTOL aircraft become a real product, we aim to be in a position to sell our solutions to those companies and platforms as well.
Commercial Aviation Business Solutions
We can provide different business solutions to airline customers and business jet operators, all of which generate revenue.
Retrofit solution for Airlines
We aim to offer a retrofit solution to potential commercial airline customers having an existing fleet with aircraft in operation having no satellite communications installed. In most situations, we expect that the fleet owner would be responsible for installing our systems, under our supervision, as well as uninstalling any systems they may want to remove. The fleet owner would also be required to purchase the necessary satellite bandwidth from us to provide connectivity to its fleet.
Line Fit solution for Airlines
We also aim to offer our multi-orbit universal terminals as a line-fit solution. Under this situation, the installation would be done by the manufacturer of the commercial aircraft and certified with the aircraft, so our systems would be delivered to the manufacturer upon request of the aircraft manufacturer or its customers, either commercial airlines or aircraft lessors, that are purchasing the platforms. The fleet owner would also be required to purchase the necessary satellite bandwidth from us to provide connectivity on its fleet.

Our Contracts with Commercial Aviation Partners
Airbus SAS
On November 30, 2018, we entered into an agreement with Airbus SAS (“Airbus”), pursuant to which Airbus aims to develop and certify a complete retrofit solution allowing the installation of our “AERKOMM K++” system on Airbus’ single aisle aircraft family including the Airbus A319/320/321, for both Current Engine Option (CEO) and New Engine Option (NEO) models.
We expect to expand our agreement with Airbus to include other Airbus models including the Airbus A330, A340, A350 and A380 series. Airbus would then apply for and obtain on our behalf a Supplemental Type Certificate (STC) from the European Aviation Safety Agency, or EASA, as well as from the U.S. Federal Aviation Administration or FAA, for our retrofit universal terminal for aviation, or AERKOMM K++ system.
Airbus agreed to provide us with the retrofit solution, including the Service Bulletin and the material kits including the update of technical and operating manuals pertaining to the aircraft and provision of aircraft configuration control. The timeframe for the completion and testing of this retrofit solution, including the certification, is expected to be in the fourth quarter of 2025, although there is no guarantee that the project will be successfully completed in the projected timeframe.
Multiple airlines, and in particular aircraft lessors, will accept only Service Bulletins issued by the aircraft manufacturers for the retrofit installation of any system on board their aircraft. Our agreement with Airbus aims to ensure that our system will meet this requirement for aircraft lessors who intend to purchase Airbus aircraft, although it does not guarantee that airlines or aircraft lessors will purchase our AERKOMM K++ system.
Airbus Interior Services
On July 24, 2020, our wholly owned subsidiary, Aerkomm Malta, entered into an agreement with Airbus Interior Services, a wholly owned subsidiary of Airbus as a follow-on to the agreement that Aerkomm signed with Airbus on November 30, 2018. Airbus agreed to develop, install and certify the Aerkomm K++ System on a prototype A320 aircraft to EASA and FAA certification standards, and Airbus Interior Services agreed to provide current cabin upgrade solutions for Airbus aircraft operators while bringing additional flexibility and reduced lead times to the cabin upgrade process.
Under this agreement, Airbus Interior Services will provide and certify, via the Airbus Design Organization Approval process, a complete retrofit solution to develop EASA/FAA certified Service Bulletins, to supply related Aircraft Modification Kits and to install the Aerkomm K++ Connectivity solution on the A320 family of commercial aircraft. This agreement also includes Airbus support for the integration of the Aerkomm K++ System components on the aircraft including ARINC 791 structural reinforcements and related engineering work.
Airbus Interior Services will provide support for European National Airworthiness Authorities (NAA) certification as required in addition to EASA certification. Airbus Interior Services will also provide on-site technical support at the Maintenance Repair Organization (MRO) base for the first aircraft retrofit of each new customer.
We plan to install the Airbus Interior Services-created Service Bulletin and Airbus kits for the AERKOMM K++ retrofit solution first on the Hong Kong Airlines fleet of 12 Airbus A320 aircraft, following our certification approval. With this installation, Hong Kong Airlines should become Aerkomm’s first commercial airline customer.
Hong Kong Airlines
In June 2015, we entered into a master agreement with Hong Kong Airlines Limited, or Hong Kong Airlines, to install IFEC systems on-board their aircraft.

On January 30, 2020, further to the master agreement with Hong Kong Airlines, we signed an agreement with Hong Kong Airlines to provide to Hong Kong Airlines both of its Aerkomm AirCinema and AERKOMM K++ solutions.
We aim to provide our universal terminal for aviation, or AERKOMM K++ system, for installation on Hong Kong Airlines’ fleet of 12 Airbus A320 and 5 Airbus A330-300 aircraft as well as our AERKOMM AirCinema system for the Hong Kong Airlines Airbus A320 aircraft. Hong Kong Airlines aims to become our first commercial airliner launch customer.
On November 17, 2021, we signed a new agreement with Hong Kong Airlines Ltd and Ejectt Inc. (formerly known as Yuanjiu Inc.). Based on the long-term relationship and anticipated further co-operation between Aerkomm and Hong Kong Airlines, we agreed to aim to provide to Hong Kong Airlines a LEO-compatible universal for aviation with LEO constellation service when available. We will aim to deliver our universal terminal for aviation with a full certified Service Bulletin by Airbus.
Our universal terminal for aviation aims to introduce high-speed internet access to the seatback screens of Hong Kong Airlines’ Airbus A320 aircraft, connected via the distributed content system for airlines. Instead of the traditionally preloaded and fixed selection of in-flight entertainment, passengers would have access to high-speed internet steaming services for videos, music and social media.
In order to install the AERKOMM K++ system on the Hong Kong Airlines aircraft, we will have to obtain local approval for the AERKOMM K++ system from the Hong Kong Civil Aviation (HKCAD). This HKCAD local approval will be based on our obtaining the Airbus Service Bulletin, which we expect to receive from Airbus, together with EASA certification, by sometime in 2025 or 2026.
Once we receive the Airbus Service Bulletin and the EASA certification, jointly with the support of Airbus, we will be able to apply to the HKCAD for the required local approval.
Other Airline Partners and Business Jet Prospective Customers
We are actively working with prospective airline customers to provide them with the universal terminal for aviation, or our AERKOMM K++ system.
In connection with the Airbus project, we have also identified owners of Airbus Corporate Jet, or ACJ, as potential customers of our AERKOMM K++ system. To capitalize on this additional market, we plan to sell our AERKOMM K++ system hardware for installation on ACJ corporate jets and provide connectivity through subscription-based plans. This new corporate jet market could generate additional revenue and income for our company. As discussed below, we have entered into an agreement with Mjet GMBH, an Airbus ACJ customer.
While, to date, we have been concentrating on Airbus customers in view of our existing agreement with Airbus, our current plan is to also begin marketing to Boeing aircraft customers and Boeing Business Jets (BBJ) customers, and we intend to acquire the necessary certification of our AERKOMM K++ system equipment for the different Boeing aircraft models, with a particular focus on the Boeing B737 aircraft family.
We aim to enter into business agreements with additional airline partners and corporate jet owners, which would allow our universal terminals for aviation to be installed together with our bandwidth services provided, on additional fleet aircraft. Under any such agreements, we expect that the airlines will commit to have our equipment installed on some or all the aircraft they operate. We cannot guarantee that we will be able to enter into any such additional agreements.
Other Agreements and Understandings with our Business Partners
Mjet Definitive Agreement:   On March 6, 2019, we signed a General Terms Agreement (GTA) with Mjet GMBH, or Mjet, a corporate jet owner operating an Airbus ACJ A319 based in Vienna, Austria. On June 11, 2019, we converted this GTA into a definitive agreement with Mjet, and on June 12, 2019, Mjet placed a first purchase order with Aerkomm. The purchase order, which remains valid, provides for the provision, installation, testing and certification of our AERKOMM K++ system equipment, including the Airbus Service Bulletin and associated material kit and related connectivity services, on an Mjet Airbus

ACJ A319 aircraft under the supervision of Airbus. Assuming the installation, testing and certification of our AERKOMM K++ system on the Mjet A319 (which is expected by sometime in 2025 or 2026) is successful, something we cannot guarantee at this time, Mjet will pay us a one-time fee for our equipment and a monthly fee for our connectivity services, and we will also aim to begin charging Mjet for the bandwidth required to use the AERKOMM K++ system services. Assuming the success of this installation, Mjet will likely become the first recurring payment customer of our AERKOMM K++ system as well as being the launch customer of our Aerkomm K++ solution. We cannot assure you, however, we will be able to deliver on the agreement with Mjet, or that the Mjet GTA will lead to any Aerkomm product sales.
Vietjet Air:   On October 25, 2021, we signed an agreement with Vietjet Air (“Vietjet”) to provide them with our Aerkomm AirCinema In-Flight Entertainment and Connectivity (“IFEC”) solutions. Under the terms of the agreement, which remains valid, we aim to provide to Vietjet our Aerkomm AirCinema Cube IFEC system for installation on Vietjet’s fleet of Airbus A320, A321 and Airbus A330-300 aircraft. We cannot assure you, however, we will be able to deliver on the agreement with Vietjet, or that the Vietjet agreement will lead to any Aerkomm product sales.
Thai Smile MOU:   On October 19, 2021, which remains valid until October 2024, we entered into a nonbinding memorandum of understanding, which we refer to as the Thai Smile MOU, with Thai Smile Airways Company Limited, a company organized under the laws of Thailand, pursuant to which the parties intend to collaboratively market and provide their products and services to passengers to the Thai-based airline fleet.
Under the terms of the Thai Smile MOU, which remains valid, the parties intend to develop, install and operate in-flight connectivity systems onboard the Thai-based airline fleet and provide related services to its passengers. We cannot assure you, however, we will be able to enter into a definitive agreement with Thai Smile, or that the Thai Smile MOU will lead to any Aerkomm product sales.
Contracts with Satellite Partners
SES Agreement:
Aerkomm and New Skies Satellites B.V. (“SES”), a Dutch company that operates a constellation of satellites in medium-earth orbit (MEO) and geostationary-earth orbit (GEO), entered into a master services agreement dated January 19, 2022 and under such agreement has entered into multiple service orders pursuant to which SES has provided AERKOMM terminal equipment and satellite connectivity and other related services.
Aerkomm and SES also entered into a non-binding cooperation agreement dated January 10, 2022 (see Exhibit No. 10.77) in which the parties confirmed their intent to explore opportunities to collaborate with respect to technical and commercial matters making use of their combined service offerings.
We aim to expand its technical and commercial collaboration with SES in the future. We cannot assure you, however, we will be able to enter into additional material definitive agreements with SES, or that our relationship with SES will lead to any Aerkomm product sales.
Civilian Telecommunications Solutions
We are developing two solutions which can be offered to the civilian telecommunications market.
1.
Universal Terminal for Network Resiliency:   Our universal terminals for network resiliency aim to deliver a mobile backhaul satellite connectivity solution to both 4G LTE and 5G mobile networks, which may be treated as a “backup” system or a “primary” system.

The universal terminal for network resiliency, may contain antennas for transmission and receiving in one or more of the key frequency bands for high-throughput satellite connectivity for defense, principally Ka and Ku, which are used by satellites in GEO, MEO and in LEO orbits.
We aim to deliver a universal terminal for network resiliency using only our proprietary technologies in the medium term, in order to meet customer timelines, we may also source and integrated partner technologies in the short term.

The requirements for network resiliency typically require earth station licenses, such as those granted by the US Federal Communications Commission (FCC), the International Telecommunications Union (ITU) or the regional or national ministries of communications in each country. Our universal terminals for network resiliency may be required to comply with FCC, ITU or national regulations, and will be required to meet the necessary type approvals and certifications incumbent on both electronic devices and radiofrequency devices. In some cases, we may pursue such licenses in partnership with our customer, and in other cases we may pursue such licenses directly on a standalone basis.
2.
Universal Terminal for Non-Terrestrial Networks (NTN):   Our universal terminals for non-terrestrial networks (NTN) aim to deliver a high-throughput mobile backhaul satellite connectivity solution to both 5G Advanced and 6G mobile networks, which we expect will typically be a “primary” system providing a satellite communications backbone to the next generation of mobile networks.

The universal terminal for non-terrestrial networks, may contain antennas for transmission and receiving in one or more of the key frequency bands for high-throughput satellite connectivity for defense, principally Ka and Ku, which are used by satellites in GEO, MEO and in LEO orbits.
The key difference between our universal terminals for network resiliency and our universal terminals for NTN will be the throughput, which will be a function of both the performance of our glass semiconductor antennas as well as the performance of our software-defined modems.
We aim to deliver universal terminals using only our proprietary technologies in the medium term, in order to meet customer timelines. However, as mobile networks typically have lesser requirements for size, weight and power, we may also source and integrated partner technologies in the short term.
We expect regulatory requirements for NTN applications to be materially similar to requirements for network resiliency applications, our universal terminals for NTN will likely require similar levels of licensing and type certifications, often on a country-by-country basis, as noted above.
Civilian Telecommunications Solutions market business models
1.   Hardware Leasing plus Value-added Reseller of Bandwidth model
Within the civilian telecommunications segment, our main source of revenue is expected to be derived from contracts with mobile network operators or with mobile network equipment providers for both the leasing of our systems — the universal terminal for network resilience and the universal terminal for NTN — as well as subscription-based plans for the bandwidth connectivity from our selected satellite operator partners, where we are the distribution partner.
We aim to achieve this with hardware leasing solutions, which will provide more consistent recurring revenue, while we also aim to ensure that our customers receive the latest updates to our technology to ensure they are receiving the best service to meet their requirements. To the extent that this model would require a significant amount of working capital, we would aim to secure through a partnership with a leasing company or an asset-based financing partner.
We successfully secured the first stage bid for the verification project titled “Emerging Technology Application for Enhancing Communication Network Resilience in Emergencies or War” from the Taiwan Telecom Technology Center (TTC) on August 9, 2023. This extensive network setup is designed to validate the effectiveness of the heterogeneous resilient network architecture we proposed.
We are also in discussion with mobile network operators and selected key vendors to the mobile network operator ecosystem to secure our first commercial contracts in this segment. In parallel, we have kicked off discussions with leasing companies and financing partners to secure the necessary working capital for this business model. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.

2.   Hardware Sale plus Value-added Reseller of Bandwidth model
To manage our working capital balance, we may not be able to provide a hardware leasing model to our customers at this time. In the short term, our main source of revenue may be derived from contracts with mobile network operators or with mobile network equipment providers for both the sale of our systems — the universal terminal for network resilience and the universal terminal for NTN — as well as subscription-based plans for the bandwidth connectivity from our selected satellite operator partners, where we are the value-added reseller.
While under this model, we will not receive as much recurring revenue, until we can secure the appropriate leasing or financing partner this will be the most likely model to be implemented.
As noted above, while we are in discussions to secure our first commercial contract in this segment, we cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.
3.   Revenue Share with Satellite Operators on Bundled Solution
Our customers, principally mobile network operators, may require a bundled solution with a single charge either to Aerkomm, if we are providing a multi-orbit and multi-carrier connectivity solution, or to the selected satellite operator partner, in which case the customer would be charged a monthly fee to cover the bundle of both the universal terminals installed and the satellite bandwidth required or used. In these situations, we will agree a revenue sharing formula between ourselves and the selected satellite operators who are providing bandwidth to the customer through our system. Due to the small size, weight and power of our universal terminals, we aim to make it economical for our customers to procure satellite communications solutions at more sites across and within their networks than would be reasonable, or even practical, using a larger, less performant terminal. Therefore, by enabling net new site-acquisition for satellite communications, we aim to receive a commensurate share of the revenue generated from our customers at those sites that are enabled by the size, weight, power and performance of our universal terminals.
As noted above, while we are in discussions to secure our first commercial contract in this segment, we cannot give any assurances at this time, however, that we will be able to successfully complete any of these additional discussions.
Our Contracts with Civilian Telecommunications Partners
In Taiwan, AERKOMM’s subsidiary, Aerkomm Taiwan Inc., in collaboration with its exclusive sales agent for Taiwan, EJECTT Inc., successfully secured the first stage bid for the verification project titled “Emerging Technology Application for Enhancing Communication Network Resilience in Emergencies or War” from the Taiwan Telecom Technology Center (TTC) on August 9, 2023. The extensive network setup we proposed, “Asynchronous Satellite Network Leasing and Transmission Service Procurement Project,” is designed to validate the effectiveness of the heterogeneous resilient network architecture.
Acquisitions and Dispositions
In our fiscal year 2023, we announced the acquisition of Mesh Tech, a developer of distributed computing solutions. This acquisition enhanced our software capabilities and distributed computing portfolio for both the Aerospace & Defense and Civilian Telecommunications segments, which we expect to drive both customer acquisition and retention in the future.
We aim to continue to evaluate opportunities to advance our strategy and to better serve our customers and our partners through both acquisitions and dispositions in the future.
Research & Development (R&D)
The industries in which we compete are subject to rapid technological developments, evolving standards, changes in customer requirements and continuing developments in the communications and networking environment. Our continuing ability to adapt to these changes, and to develop innovative satellite and communications technologies, and new and enhanced products and services, is a significant factor in maintaining or improving our competitive position and our prospects for growth.
We continue to make significant investments in next-generation technologies and communications product and services development. We conduct the majority of our R&D activities in-house and have R&D and engineering staff.
Focused, efficient investments in research and development are important to our future growth and competitive position in the marketplace. Our product development activities focus on products that we consider viable revenue opportunities to support all of our segments. Our research and development efforts are directly related to timely development of new and enhanced services and related products that are central to our core business strategy and our ability to drive profitable and sustainable growth.
The industries in which we compete are subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new service and product introductions and enhancements. As a result, our success depends in part upon our ability, on a cost-effective and timely basis, to continue to enhance our existing services and to develop and introduce new products and services that improve performance and meet customers’ operational and cost requirements.
Our current research and development activities relate to antennas, modems, distributed computing, and multi-orbit service development, enhancing our universal terminal product lines with new features desired by our customers, and integrating available geostationary orbit (GSO) and emerging non-geostationary satellite orbit (NGSO) products and services into our overall satellite communications offering.
Intellectual Property Rights
We currently hold intellectual property rights relating to various aspects of our hardware products, software and services. We believe that our ability to compete effectively depends in part on our ability to protect these intellectual property rights and our proprietary information. We rely primarily on copyright and trade secret laws, as well as trademarks, service marks and trade dress, to protect our valuable products and services. We use confidentiality undertakings and licensing arrangements to protect our intellectual property rights worldwide. In the future, when appropriate, we may seek to file patent applications to protect innovations arising from our research, development and design activities.
Facilities
Our headquarters are in Fremont, California, where we lease approximately 5,000 square feet of office space that we use primarily as administrative offices. In Taiwan, we lease approximately 9,700 square feet of space in Hsinchu, Taiwan, which we use primarily for research and development purposes. In Tokyo, Japan, we lease office space of approximately 2,300 square feet, which we use primarily for administrative purposes.
Manufacturing Operations
We outsource our manufacturing operations to well-known contract manufacturers located primarily in Taiwan and Japan, and we aim to engage manufacturing partners in North America, in the future. We rely on third party foundries or companies that use third party foundries for manufacture of our semiconductor devices that are Application Specific Integrated Circuits (“ASICs”). These foundries are located primarily in Taiwan. We also outsource printed circuit board production and amorphous silicon or glass substrate semiconductor thin-film-transistor (TFT) manufacturing.
Outsourcing our operations to manufacturers and foundries allows us to reduce our fixed costs, maintain production flexibility. Our proprietary products are manufactured to our designs with standard and custom components. Most of the components are available from multiple sources. We have several single-sourced supplier relationships, either because alternative sources are not yet available or because the relationship is advantageous to us.
Our manufacturing operations are dependent on relationships with these suppliers who are subject to occasional supply chain disruptions. As is the case across the industry, if key suppliers fail to provide timely and reliable supply of components, we could experience manufacturing delays that could adversely affect our consolidated results of operations in a material way. In an effort to mitigate supply chain exposure, we have increased our inventory over historical levels and will monitor whether adjustments to inventory levels are necessary to mitigate any future exposures.
Further, a range of conditions and circumstances beyond our control such as global conflicts, recessionary economic conditions in various regions of the world or a recurrence of the Covid-19 pandemic could disrupt the availability of raw materials and components as well as our capacity to make and distribute our products.
Raw Materials, Components and Services
We purchase raw materials and most of the components used in our manufacturing processes, such as printed circuit boards, injection-molded plastic parts, machined metal components, connectors and housings. In addition, we purchase third party services, predominantly networking and mobile broadband services, to support the delivery of our solutions. The materials, molds and dies, subassemblies and components purchased from other manufacturers, and other materials and supplies used in our manufacturing processes are generally available from multiple sources.
We believe there is a sufficient number of acceptable vendors for the components we purchase. We regularly evaluate both domestic and foreign suppliers for quality, dependability and cost effectiveness. From time to time, the cost and availability of materials and services is affected by the demands of other industries, as well as other factors.
Whenever practical, we seek to establish multiple sources for the purchase of raw materials, components and services to achieve competitive pricing, maintain flexibility, reduce tariff exposure, and protect against supply disruption. When possible, we employ a company-wide procurement strategy designed to reduce the purchase price of materials, purchased components and services.
For reasons of quality assurance, scarcity or cost effectiveness, certain components and raw materials used in the manufacturing of our products, as well as certain services utilized in the delivery of our solutions, are available only from a limited number of suppliers or from a sole source supplier such as semiconductors, which we obtain from Taiwan Semiconductor Manufacturing Company (TMSC) and Nordic Semiconductors, or TFT substrates, which we obtain from PanelSemi and Sharp, or heat sinks, which we obtain from Hon Hai Precision Industry (known internationally as FOXCONN). We work with our suppliers to develop contingency plans and redundancy intended to assure continuity of supply while maintaining high quality and reliability. In some cases, we established long-term supply contracts with our suppliers.
Due to the scarcity or market volatility of certain raw materials, purchased components and services, we may not be able to quickly re-establish additional or replacement sources for certain components, materials or services. In the event that we are unable to obtain sufficient quantities of raw materials or components, or unable to obtain sufficient access to the services needed to deliver our solutions on commercially reasonable terms or in a timely manner, our ability to manufacture and deliver our products and services on a timely and cost-competitive basis may be compromised, which may have a material adverse effect on our business, financial condition and results of operations.
We also experienced increased raw material costs. We are continuing to monitor global developments, including the impact of inflation, and are prepared to implement actions that we determine to be necessary to sustain our business.
Competition
We compete primarily in the communications technology industry. This industry is characterized by rapid technological advances and evolving industry standards. This market can be affected significantly by new product introductions and marketing activities of industry participants. It is possible new market entrants may market and sell disruptive technologies that impact one or more of our product or service offerings. In addition, we may compete with companies to acquire new businesses or technologies and the competition to secure such assets may be intense.

We will compete for customers on the basis of existing and planned product features, service and software application capabilities, company reputation, brand recognition, technical support, alliance relationships, the quality and reliability of our offerings, product development capabilities, price and availability. While we believe that no competitor currently offers a comparable range of products and services, multiple companies do compete with us with respect to one or more of our product and service offerings.
With respect to many of our product and service offerings, we face competition from companies who dedicate more resources and attention to a narrower product and service offering compared to the breadth of our business. As the marketplace for multi-orbit satellite connectivity products and solutions continues to grow, we expect to encounter increased competition. Some of these competitors may have access to significantly more financial and technical resources than we possess which could give them advantages in their ability to develop new and better offerings, to meet customer demands, to comply more quickly with new regulatory regimes and to promote and sell their products.
We encounter intense competition in the markets we serve, and we expect the intensity of competition to increase in the future. Many of our primary competitors are large, well-established companies, many have substantially greater financial, managerial, technical, marketing, operational, and other resources than we do, and others have entered the markets with standardized and widely accepted technology and services. At the same time, many of our competitors are also our potential partners, especially satellite operators that have traditionally vertically integrated in providing customer terminals specific to their satellites or constellations.
Recently, SpaceX’s Starlink has emerged as a significant competitor with flat panel, electronically steered array (ESA) terminals and its new LEO network. Other LEO services, such as Eutelsat OneWeb and Amazon’s Project Kuiper are also entering the market. SpaceX’s Starlink, Amazon’s Project Kuiper and Eutelsat OneWeb are all potential partners, but it is not guaranteed that we can secure commercial agreements that define mutually beneficial partnerships between our companies. In addition, we face some competition from providers of parabolic antennas, which include KVH, Intellian and Cobham SATCOM, among others.
The emergence of ESA terminals from companies like Starlink has significantly increased competitive pressure on traditional parabolic antennas, but these incumbents appear to be well-established with loyal customers, as well. In the market for commercial aviation connectivity, we face competition from Ball Aerospace, recently acquired by BAE Systems, as well as ThinKom.
Government Procurement
Substantial portions of our current and future revenues are and will be generated from contracts and subcontracts with government agencies. Such contracts are subject to a competitive bid process and are awarded on the basis of technical merit, personnel qualifications, experience and price. We also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to our unique mix of communication products, satellite services, engineering capabilities and technical expertise in specialized areas.
Our future revenues and income could be materially affected by changes in government procurement policies and related oversight, a reduction in expenditures for the products and services we provide, and other risks generally associated with federal government contracts.
We provide products and services under government contracts that usually require performance over a period of several months to multiple years. Long-term contracts may be impacted based on when the government appropriated funds are available and to what level, which may result in a delay, reduction or termination of these contracts.
Government contracts may be performed under cost-reimbursement contracts, time-and-materials contracts and fixed-price contracts. Cost-reimbursement contracts provide for reimbursement of costs and payment of a fee. The fee may be either fixed by the contract or variable, based upon cost control, quality, delivery and the customer’s subjective evaluation of the work.

Government contracts may be terminated, in whole or in part, at the convenience of the relevant government office. If a termination for convenience occurs, the government office generally is obligated to pay for work completed or services rendered and/or the cost incurred by us under the contract, which may include a fee or allowance for profit. Contracts with prime contractors may have negotiated termination schedules that apply. When we participate as a subcontractor, we are at risk if the prime contractor does not perform its contract. Similarly, when we act as a prime contractor employing subcontractors, we are at risk if a subcontractor does not perform its subcontract.
Government Regulation
We are subject to the laws and regulations of the U.S. and foreign jurisdictions in which we provide and sell our satellite communication products and services, including those of the Taiwan and Japan. Many of the countries where our customers use our products and services have licensing and regulatory requirements for the importation and use of satellite communications and reception equipment, including the use of such equipment in territorial waters, the transmission of satellite signals on certain radio frequencies, the transmission of VoIP services using such equipment, and, in some cases, the reception of certain video programming services.
In the U.S., many of these matters are regulated by the Federal Communications Commission. In other countries or foreign jurisdictions where we may aim to provide and sell our satellite communication products and services in the future, many of these matters are regulated by the telecom regulatory authority of each national government. While there are attempts to harmonize and standardize requirements among international regulators, there is still a significant amount of heterogeneity in licensing conditions and enforcement on a country-by-country basis.
Furthermore, due to the rapid pace of advancement of satellite communications technology, the regulatory landscape is similarly evolving, so we are at risk of our technology not fitting neatly into an existing licensing category and thereby slowing our access to a given market as we seek a path to service which remains in compliance with all local regulation.
Radio-frequency and Communications Regulation — International Telecommunication Union (ITU)
The orbital location and frequencies for our partner satellites are subject to the ITU’s regulations, including its frequency registration and coordination procedures, and its various provisions on spectrum usage. Those procedures are specified in the ITU Radio Regulations and seek to facilitate shared international use of limited spectrum and orbital resources in a manner that avoids harmful interference. Among other things, the ITU regulations set forth procedures for establishing international priority with respect to the use of such resources, deadlines for bringing satellite networks into use in order to maintain such priority, and coordination rights and obligations with respect to other networks, which vary depending on whether such networks have higher or lower ITU priority.
The ITU regulations provide allocations or designations for how spectrum can be used for various purposes, and whether such uses operate on a primary or secondary basis with respect to one another. Secondary uses may not cause harmful interference to primary uses and may not claim interference protection from primary uses. The orbital arc is becoming increasingly congested with respect to such ITU filings and the satellite networks operated under those filings.
The ITU’s Radio Regulations are also subject to change at periodic ITU World Radiocommunication Conferences (WRCs), and their application is determined by various governing bodies within the ITU. WRCs typically are convened approximately every four years, with the last one occurring at the end of calendar year 2023.
Other Legal Requirements
As a result of our international operations, we are subject to a number of additional legal requirements, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the customs, export, trade sanctions and anti-boycott laws of the United States, including those administered by the U.S. Customs and

Border Protection, the Bureau of Industry and Security, the Department of Commerce, the Department of State, and the Office of Foreign Assets Control of the Treasury Department, as well as those of other nations in which we do business.
Our operations are also subject to various domestic and international privacy laws, including the European Union’s General Data Protection Regulation. These laws and regulations, as well as the interpretation and application of these laws and regulations, are subject to change, and any such change may affect our ability to offer and sell existing and planned satellite communications products and services. For more information, see “Further Risks Related to Government Regulation.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AERKOMM
The following discussion and analysis provides information that AERKOMM’s management believes is relevant to an assessment and understanding of AERKOMM’s consolidated results of operations and financial condition. The discussion should be read together with AERKOMM’s historical audited annual consolidated financial statements as of and for the years ended December 31, 2023 and 2022, and as of and for the periods ended June 30, 2024 and 2023, and the respective notes thereto, included elsewhere in this proxy statement/prospectus.
The discussion and analysis should also be read together with AKOM’s Pubco’s unaudited pro forma condensed combined financial information for the year ended December 31, 2023 and the quarter ended June 30, 2024. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. AERKOMM’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AERKOMM” to “we”, “our” and “the Company” refer to the business and operations of AERKOMM Inc. and its consolidated subsidiaries prior to the Business Combination and to AERKOMM Inc. and its consolidated subsidiaries following the consummation of the Business Combination.
This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been amended and restated to give effect to the restatement of our financial statements, as more fully described in Note 2 to our financial statements entitled “Restatement of Previously Issued Financial Statements”.
Overview
We are a development stage innovative satellite communication technology company providing carrier-neutral and software-defined infrastructure to deliver mission-critical, multi-orbit satellite broadband connectivity for the public and private sectors. We have not yet generated significant revenue. For the fiscal year ended December 31, 2023 and 2022, AERKOMM had $731,090 and $0 in revenues and net losses of $23,833,723 and $11,878,723. For the six months ended June 30, 2024 and 2023, AERKOMM had $53,255 and $451,915 in revenues and net losses of $12,994,252 and $8,315,952.
We offer a range of next-generation technologies that bring high-throughput performance, interoperability and virtualization to provide high performance and resilient end-to-end broadband connectivity to our customers in collaboration with satellite or constellation partners and mobile network operators.
Because we do not operate, or intend to operate, our own satellites or constellations, our business model remains asset-light and far less capital intensive than most companies operating in the space industry. Instead, we are a value-added reseller of bandwidth where we provide value both to our customers and to our partners be unlocking or otherwise expanding new use-cases for satellite communications, which also means bringing new revenue streams to our satellite operator partners whose bandwidth we resell.
While we design and develop proprietary technologies, due to the complexity of the satellite communications industry, in order to deliver or to architect end-to-end solutions, we also strategically source and integrate partner technologies to create robust and reliable satellite networks that can be tailored to meet the demands of public and private sector clients. In order to enable resiliency and scalability, we aim to be at the forefront of implementing virtualization for satellite communications through our software-defined approach, which enhances flexibility, scalability, and efficiency, allowing for dynamic adaptation to evolving communication needs. By orchestrating a comprehensive system of technologies, we endeavor to revolutionize satellite communication alongside our industry partners, delivering unparalleled capabilities to empower industries and individuals worldwide.
Our key proprietary cutting-edge technology is a universal terminal that we develop, which provides carrier-neutral satellite broadband access. These terminals are designed to meet the diverse needs of users across various sectors, and connecting those users to the right satellite in the sky, independent of which orbit it is located in, ensuring seamless connectivity and unparalleled performance. Our universal terminals consist of both a multi-orbit flat panel antenna (FPA), or electronically steered array (ESA), as well as a carrier-neutral, software-defined modem. Our groundbreaking glass semiconductor ESA antenna technology enhances performance by more than 50% in terms of throughput per square inch, compared to other antenna designs and constructions. Our work on custom beamformer chips, or application specific integrated circuits (ASICs), and on custom radiofrequency (RF) chipsets aims to optimize power and performance, enabling seamless connectivity across multiple orbits. Within our modem, the software-defined radio (SDR) technology provides secure and agile signal transmission with military-grade security features. Our work on a custom high-speed analog-to-digital (ADC) chipset aims to unlock hybrid-orbit links and to enable advanced signal intelligence capabilities.
As of April 27, 2023, AERKOMM has been awarded a regional satellite service spectrum usage permit. With this permit and our proprietary technology, we believe that we will be able to develop and expand our revenue stream from satellite services. This positions us as not only a hardware and system supplier, but also a value-added service and satellite service provider, and expands the markets in which we can participate.
As a satellite service provider in Taiwan, we will be authorized to provide satellite services in the Civilian Telecommunications market, such as for mobile backhaul, and Aerospace & Defense markets, such as for both aviation and maritime applications. We expect these capabilities also to enable us to secure network resiliency contracts.
Moving forward, AERKOMM intends to pursue initiatives in the Aerospace & Defense and Civilian Telecommunications markets to establish a leading position as innovators at the forefront of the booming satellite communications industry. We are primed to capitalize on the opportunities presented by the rapidly evolving satellite communication landscape, driving innovation and delivering value to customers and stakeholders.
U.S. Growth Opportunity and Budget Environment
With the largest defense budget in the world, U.S. Government spending levels, particularly defense spending, and timely funding thereof can affect our business prospects in the long term. While we do not yet have any contracts related to the U.S. Government’s defense spending at this time, to the extent that we can secure potential customers and contracts related to U.S. Government defense spending, the U.S. Government defense budget, spending and timeline funding thereof may affect our business prospects in the medium term, as well.
The President’s Fiscal Year (FY) 2024 budget request was submitted to Congress on March 9, 2023, initiating the FY 2024 defense authorization and appropriations legislative process. The request included $886 billion for National Defense, of which $842 billion is for the Department of Defense (DoD) base budget.
On June 3, 2023, the President signed H.R. 3746 “The Fiscal Responsibility Act” (FRA) into law. The legislation suspended the debt ceiling until January 1, 2025, and, among other provisions, capped national defense spending at $886 billion for FY 2024 (President’s Budget Request level) and $895 billion for FY 2025. Supplemental funding legislation is not subject to the budget caps. If a continuing resolution is enacted and still in effect and Congress does not pass all twelve defense and non-defense discretionary appropriations bills by April 30, 2024, the FRA will result in a decrease in government spending for FY 2024 by one percent from FY 2023 enacted levels.
The House and Senate continue the legislative process on the FY 2024 budget. On December 22, 2023, the President signed the FY 2024 National Defense Authorization Act (NDAA) into law. The NDAA authorizes funding at the FRA cap of $886 billion for National Defense.
On January 19, 2024, the President signed a continuing resolution that extends funding of four appropriations bills to March 1, 2024 and the remaining eight to March 8, 2024. This will provide Congress additional time to enact all twelve FY 2024 appropriations bills based on the overarching U.S. Government spending agreement reached by House and Senate leaders on January 7, 2024 which comports with the FRA cap of $886 billion for National Defense in FY 2024. Overall, congressional sentiment remains strong for supporting the National Defense Strategy and defense spending. However, the logistical and political challenges, especially in the U.S. House of Representatives, are complex and add funding risk.
Under the continuing resolution, funding at amounts consistent with appropriated levels for FY 2023 are available, subject to certain restrictions, but new contract and program starts are not authorized. We expect our technologies and solutions are relevant both to current programs, which may continue to be supported and funded under the continuing resolution, as well as to new programs, which are not yet authorized. Regardless, during periods covered by continuing resolutions, we may experience challenges in securing contracts with prime contractors to incorporate our products and services in their current programs, and those delays may adversely affect our ability to generate revenue from new contracts.
On October 20, 2023, the President submitted a $106 billion supplemental funding request to Congress for assistance to Ukraine, Israel and the IndoPacific; related U.S. restock of capacity transfers to Ukraine and Israel; and U.S. border security. Congress has not yet acted on this request, which is part of the broader debate on FY 2024 U.S. Government funding and border security policy. Supplemental and emergency funding are not subject to the FRA cap. If enacted, this would provide a partial relief valve for DoD funding limits under the FRA or other limiting scenarios such as a prolonged continuing resolution.
If Congress is not able to enact FY 2024 appropriations bills or extend the continuing resolution, the U.S. Government will enter a whole or partial shutdown. The impact of any government shutdown is uncertain. However, if a government shutdown were to occur and were to continue for an extended period, we could be at risk of reduced opportunities to bid for and compete for, as the potential partners we would be working with may experience reduce orders, program cancellations, schedule delays, production halts and other disruptions and nonpayment, which could adversely affect our potential partners’ results of operations. Further, if any one of the 12 appropriations bills is under a continuing resolution as of April 30, 2024, USG funding levels will reset to FY 2023 enacted levels minus 1% for the remainder of FY 2024 or until all 12 appropriations are enacted.
We anticipate the federal budget will continue to be subject to debate and compromise shaped by, among other things, heightened political tensions, the global security environment, inflationary pressures, and macroeconomic conditions. The result may be shifting funding priorities, which could have material impacts on defense spending broadly and our potential partners’ programs.
While we do not yet generate revenue from programs funded by the U.S. Government, we aim to initiate and to continue discussions with our potential partners and our potential customers to participate in contracts and in programs funded, in whole or in part, by the U.S. Government. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these discussions, or that we will generate revenue from contracts or programs funded, in whole or in part, by the U.S. Government in the future.
Geopolitical and Economic Environment
We operate in a complex and evolving global security environment and our business is affected by geopolitical issues. Russia’s invasion of Ukraine significantly elevated global geopolitical tensions and security concerns resulting in increased interest for certain of our products and services as countries seek to improve their security posture. In addition, security assistance provided by the U.S. Government and its allies to Ukraine has created U.S. Government and allied demand to replenish U.S. stockpiles, resulting in additional and potential future orders for our potential partners’ products, including for the ramp-up in production capacity for certain products. Although many of our potential partners received new orders in 2023 attributable to a response to the conflict and continue to expect to receive them over the next several years, given the long-cycle nature of our business and current industry capacity, the orders did not result in a significant increase in 2023 sales as we do not yet have binding contracts with these potential partners. We aim to continue to work with our potential partners and their supply chains to evaluate increases anticipated potential demand and enable us to position our products and services to deliver critical capabilities to our potential partners and to their customers in the U.S. Government.
Our business and financial performance is also affected by general economic conditions. Supply chain disruptions persist, and although we continue working to minimize the impact of supply chain challenges, many of these challenges are industry wide or caused by geopolitical events that are outside of our control. In addition, heightened levels of inflation and the potential worsening of macro-economic conditions present risks for our potential partners, our suppliers and the stability of the broader defense industrial base. Certain costs, including rising labor rates and supplier costs, may increase as a result of inflation, and may put pressure on achieving our expected margins in the future. If we continue to experience high rates of inflation, and we are unable to successfully mitigate the impact, our future profits, margins and cash flows, may be adversely affected. Inflation and higher interest rates can also constrain the overall purchasing power of our potential partners and their customers for our products and services potentially impacting future orders we aim to secure.
International Business
A key component of our strategic plan is to grow our international sales. To accomplish this growth, we continue to focus on strengthening our relationships internationally through partnerships and joint technology efforts. Our international business is primarily conducted by direct commercial sales (DCS) to international customers, but in the future, we aim to engage it foreign military sales (FMS) contracted through the U.S. Government, as well. In 2023, approximately 100% of our sales were DCS. Additionally, in 2023, substantially all of our sales were in Aerospace & Defense business segment to one international customer. Civilian Telecommunications’ sales from international customers were not material in 2023.
In 2023, international customers accounted for approximately 100% of the sales in the Aerospace & Defense business segment as part of a development contract we have been engaged with since 2021 to develop a first-of-its-kind satellite communications architecture for unmanned aerial vehicles (UAVs) engaged in intelligence, surveillance, and reconnaissance (ISR) missions with our development partner and customer. By late 2023, our technology was tested and achieved positive results in operational environments. We anticipate starting to deliver on our first major contract for this same customer in 2024.
Commercial Aviation Business Environment and Trends
In 2023, global air traffic largely recovered to 2019 levels with domestic travel continuing to be the most robust and the single-aisle market following closely. International travel has mostly recovered and the wide-body market continues to be paced by the international travel recovery. The transition in the international commercial market from recovery to normal market conditions is progressing slowly as China international travel remains below 2019 levels. Our potential aircraft manufacturing partners are experiencing strong demand from their airline customers globally.
Airline financial performance, which influences demand for new capacity, has benefited from the resilient demand for travel. The International Air Transport Association (IATA) is estimating 2023 industry-wide profit of $23.3 billion, up from its forecast of $4.6 billion a year ago, primarily driven by North America, Europe and the Middle East. For 2024, IATA is forecasting $25.7 billion in profits for the industry globally. The overall outlook continues to stabilize as we face uncertainties in the environment in the near- to medium-term as airlines are facing persistently high and volatile cost of fuel and tight labor conditions. The global economy is expecting an easing of inflation and interest rates, with regional economic and geopolitical difficulties adding uncertainty to the outlook and the financial viability of some airlines and regions.
The long-term outlook for the commercial aviation industry remains positive due to the fundamental drivers of air travel demand: economic growth, increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. The commercial aviation industry remains vulnerable to exogenous developments including fuel price spikes, credit market shocks, acts of terrorism, natural disasters, conflicts, epidemics, pandemics and increased global environmental regulations.
While we do not yet generate revenue from contracts in the commercial aviation industry, we aim to initiate and to continue discussions with our potential partners and our potential customers in the commercial aviation industry to provide our products and our services to such potential partners and potential customers under binding and definitive contracts. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these discussions, or that we will generate revenue from contracts in the commercial aviation industry in the future.

Civilian Telecommunications Business Environment and Trends
According to GSMA’s report “The Mobile Economy 2023”, mobile connectivity continues to be a lifeline for society, helping the most vulnerable people in areas affected by conflict and natural disasters to stay connected. It is also enabling advanced connectivity capabilities needed by verticals to innovate amid diverse political, social and macroeconomic headwinds.
By the end of 2022, over 5.4 billion people globally subscribed to a mobile service, including 4.4 billion people who also used the mobile internet. The mobile internet usage gap has narrowed markedly in the last five years — from 50% in 2017 to 41% in 2022 on average — but still remains significant and demands urgent attention from all stakeholders.
In 2022, mobile technologies and services generated 5% of global GDP, a contribution that amounted to $5.2 trillion of economic value added, and supported 28 million jobs across the wider mobile ecosystem. 5G will underpin future mobile innovation and services, building on ongoing deployments and adoption.
5G adoption was projected to reach 17% in 2023, rising to 54% (equivalent to 5.3 billion connections) by 2030. The technology will add almost $1 trillion to the global economy in 2030, with benefits spread across all industries.
While we do not yet generate revenue from contracts in the civilian telecommunications industry, we aim to initiate and to continue discussions with our potential partners and our potential customers in the civilian telecommunications industry to provide our products and our services to such potential partners and potential customers under binding and definitive contracts. We cannot give any assurances at this time, however, that we will be able to successfully complete any of these discussions, or that we will generate revenue from contracts in the civilian telecommunications industry in the future.
Principal Factors Affecting Financial Performance
We believe that our operating and business performance will be driven by various factors that affect the Aerospace & Defense and Civilian Telecommunications segments including the magnitude of defense spending by the U.S. and its allies, trends in air travel affecting the commercial airline industry, and trends in the evolution of the digital infrastructure and technologies deployed by mobile network operators, which collectively constitute the customer bases that we target, as well as general macroeconomic factors. Key factors that may affect our future performance include:
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our ability to enter into and maintain long-term business arrangements with potential partners that are defense contractors and other potential military and government customers, which depends on numerous factors including the real or perceived availability, quality and price of our services and product offerings as compared to those offered by our competitors;

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our ability to enter into and maintain long-term business arrangements with potential partners in the commercial aviation and airline industries and other potential aerospace customers, which depends on numerous factors including the real or perceived availability, quality and price of our services and product offerings as compared to those offered by our competitors;

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our ability to enter into and maintain long-term business arrangements with potential partners in civilian telecommunications industries and other potential telecommunications customers, which depends on numerous factors including the real or perceived availability, quality and price of our services and product offerings as compared to those offered by our competitors;

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our ability to enter into and maintain long-term business arrangements with potential partners in satellite communications industries, including satellite and constellation operators with satellites in various orbits such as LEO, MEO, GEO and HEO, which depends on numerous factors including the technical integration of our technology and services with their satellites and core networks;

•
our ability to secure and maintain the relevant licenses and regulatory approvals to operate as a distribution partner of satellite bandwidth from our current and potential satellite and constellation partners in our potential target countries and regions, which depends on numerous factors including the navigation of both national and international regulatory regimes and coordination with ministries of communications or their equivalent;

•
our ability to secure and maintain the relevant type approvals, as necessary, to install our universal terminals on airborne, maritime and land-based vehicles and platforms, such as the DO-160 certification for installation of our systems on aircraft, which depends on numerous factors including the navigation of both governmental and third-party regulatory regimes and coordination with key stakeholders;

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the extent of the adoption of our products and services by potential Aerospace & Defense and Civilian Telecommunications partners and customers;

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costs associated with implementing, and our ability to implement on a timely basis, our technology, upgrades and installation technologies;

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costs associated with and our ability to execute our expansion, including modification to our network to accommodate satellite technology, development and implementation of new satellite-based technologies, the availability of satellite capacity, costs of satellite capacity to which we may have to commit well in advance, and compliance with regulations;

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costs associated with managing a rapidly growing company;

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the number of manned and unmanned defense platforms in service in our markets, including changes in fleet size by one or more of our potential military or government customers;

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the geopolitical environment and other trends that affect defense spending;

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continued demand for connectivity and proliferation of manned and unmanned defense platforms, including UAVs and drones;

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the number of aircraft in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our commercial airline partners;

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the economic environment and other trends that affect both business and leisure travel;

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the number of cell towers, base stations and antennas deployed by mobile network operators and digital infrastructure developers in our markets, including consolidation of the telecommunications industry or changes in network topology due to transitions from 4G to 5G and, eventually to 6G mobile networks by one or more of our potential civilian telecommunications partners;

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continued demand for connectivity and proliferation of Wi-Fi enabled devices, including smartphones, tablets and laptops;

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our ability to obtain required licenses and approvals necessary for our operations; and

•
changes in laws, regulations and interpretations affecting telecommunications services and aviation, including, in particular, changes that impact the design of our equipment and our ability to obtain required certifications for our equipment.

Ground-based Satellite System Sales
Since our acquisition of Aircom Taiwan in December 2017, this wholly owned subsidiary has been developing ground-based satellite connectivity components which have an application in remote regions that lack regular affordable ground-based communications. In September 2018, Aircom Taiwan consummated its first sale of such a component, a small cell server terminal, in the amount of $1,730,000. This server terminal will be utilized by the purchaser in the construction of a satellite-based ground communication system which will act as a multicast service extension of existing networks. The system is designed to extend local existing networks, such as ISPs and mobile operators, into rural areas and create better coverage and affordable connectivity in these areas. Aircom Taiwan expects to sell additional satellite connectivity components, systems and services to be used in ground mobile units in the future, although there can be no assurances that it will be successful in these endeavors.
In addition, in September 2018, Aircom Taiwan provided installation and testing services of a satellite-based ground connectivity system to a remote island resort and received service income related to this project in the amount of $15,000. Upon the completion of this system’s testing phase, and assuming that the system operates satisfactorily, Aircom Taiwan expects to begin to sell this system to multiple, remotely located resorts. We can make no assurances at this time however, that this system will operate satisfactorily, that we will be successful in introducing this system as a viable product offering or that we will be able to generate any additional revenue from the sale and deployment of this system.
Recent Developments
Merger with IX Acquisition Corp.
On March 29, 2024, we entered into a merger agreement (the “Merger Agreement”) with IX Acquisition Corp. (“IXAQ”), a Cayman Islands exempted company (which will re-domicile from being a Cayman Islands company and become a Delaware corporation), and AKOM Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of IQAC (“Merger Sub”). On September 25, 2024, we entered into the first amendment of the Merger Agreement (the “Amendment”) with IXAQ and Merger Sub.
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, following the domestication to Delaware of IXAQ, Merger Sub will merge with and into AERKOMM (the “Merger”), after which AERKOMM will be the surviving corporation and a wholly-owned subsidiary of IXAQ. In connection with the Merger, IXAQ will be renamed “AKOM Inc.” The Merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger. The Merger is expected to close prior to October 12, 2025.
The Amendment provides that any lock-up period applicable to the Sponsor or any officers, directors or affiliates of Parent will terminate at the Closing of the Merger and changes the percentage of the Founder Shares being treated as Escrowed Sponsor Shares from 50% to 25%, adds a provision providing for the Company to pay certain amounts to Parent to cover its working capital and extension expenses, and adds a provision that Parent may terminate the Merger Agreement at any time prior to the Closing Date if the Company or any Subsidiary of the Company enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.
Additional information relating to the Merger along with the Merger Agreement and the Amendment can be found in our Current Report on Form 8-K filed with the SEC on April 4, 2024.
Planned Merger with Ejectt
On July 28, 2023, we and Ejectt, Inc. signed a non-binding letter of intent with respect to a possible merger between Aerkomm Taiwan and Ejectt. At a January 30, 2024 meeting of the shareholders of Aerkomm Taiwan, the shareholders approved pursuing a merger with Ejectt, under which Aerkomm Taiwan would be the surviving company, and delivery of a notice and merger contract to Ejectt, which were delivered to Ejectt on February 1, 2024. At a May 23, 2024 meeting of the shareholders of Aerkomm Taiwan, the shareholders approved the terms of the merger plan and agreement and its being signed by the chairperson of Aerkomm Taiwan. On the same day, the shareholders of Ejectt approved the proposed merger and the merger agreement was then signed by the parties on May 23, 2024. Under the merger agreement and contingent only on the merger’s receiving necessary governmental approvals, the merger will be consummated and the surviving company of the merger will be Aerkomm Taiwan.
Because Aerkomm Taiwan has foreign (non-Taiwanese) shareholders (Aerkomm holds 49% of the outstanding shares of Aerkomm Taiwan) for the merger to become legally effective under Taiwanese law, it must be approved by the Taiwan Department of Investment Review. Aerkomm and Ejectt submitted an application to the Department of Investment Review on July 10, 2024. Reviews by the Department of Investment Review often take four to six months and possibly longer, may require extensive inquiries and requests for further information by the Department of Investment Review, and sometimes result in denial of approval. Consequently, Aerkomm cannot assure that the merger will be approved or, if approved, when the approval may be granted.
Acquisition of Mixnet Technology Limited
On July 31, 2023, AERKOMM entered into a share purchase agreement (the “Share Purchase Agreement”) with Mesh Technology Taiwan Limited (“Mesh Tech”) and Mixnet Technology Limited

(“Mixnet”). Mesh Tech is a Taiwan based company that creates distributed computing products to accelerate data transfer and distribution across different geographical locations through its hybrid CDN technology. Pursuant to the terms of the Share Purchase Agreement, AERKOMM acquired, on September 28, 2023, all of the outstanding capital stock of Mesh Tech and Mixnet. The shares of Mesh Tech are held through Mixnet, a Seychelles organized company and a wholly owned subsidiary of AERKOMM. As consideration for this acquisition AERKOMM issued to the shareholders of Mesh Tech (the “Sellers”) 7,000,448 shares of its common stock (the “Consideration Shares”) valued at approximately $2.36 per share for an aggregate valuation of $16,500,000. AERKOMM agreed to register the Consideration Shares for resale under a Form S-1 registration statement (the “Resale Registration Statement”) and the Sellers have given the Chief Executive Officer of AERKOMM an irrevocable proxy to vote the Consideration Shares on behalf of the Sellers until the Consideration Shares are sold through the Resale Registration Statement. Mixnet’s name changed to Mesh Technology Limited as of September 7, 2023.
Principal Factors Affecting Financial Performance
We believe that our operating and business performance will be driven by various factors that affect the commercial airline industry, including trends affecting the travel industry and trends affecting the customer bases that we target, as well as factors that affect wireless Internet service providers and general macroeconomic factors. Key factors that may affect our future performance include:
•
our ability to enter into and maintain long-term business arrangements with airline partners, which depends on numerous factors including the real or perceived availability, quality and price of our services and product offerings as compared to those offered by our competitors;

•
the extent of the adoption of our products and services by airline partners and customers;

•
costs associated with implementing, and our ability to implement on a timely basis, our technology, upgrades and installation technologies;

•
costs associated with and our ability to execute our expansion, including modification to our network to accommodate satellite technology, development and implementation of new satellite-based technologies, the availability of satellite capacity, costs of satellite capacity to which we may have to commit well in advance, and compliance with regulations;

•
costs associated with managing a rapidly growing company;

•
the impact and after effects of the global coronavirus (COVID-19) pandemic, and other potential pandemics or contagious diseases or fear of such outbreaks, on the global airline and tourist industries, especially in the Asia Pacific region;

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the number of aircraft in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our commercial airline partners;

•
the economic environment and other trends that affect both business and leisure travel;

•
continued demand for connectivity and proliferation of Wi-Fi enabled devices, including smartphones, tablets and laptops;

•
our ability to obtain required telecommunications, aviation and other licenses and approvals necessary for our operations; and

•
changes in laws, regulations and interpretations affecting telecommunications services and aviation, including, in particular, changes that impact the design of our equipment and our ability to obtain required certifications for our equipment.

Other Events
On May 5, 2023, Mr. Jan-Yueng Lin resigned from his position as a member of our board of directors, effective as of that date. Also on May 5, 2023, the board of directors appointed Mr. Jeff T. C. Hsu to become a member of the board of directors effectively immediately, to fill the vacancy created by the resignation of Mr. Lin.

Smaller Reporting Company
Although we no longer qualify as an Emerging Growth Company, or EGC, we continue to qualify as a smaller reporting company, which allows us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation that are available to an EGC. In addition, as a smaller reporting company with less than $100 million in annual revenue, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In reliance on these exemptions, we have taken advantage of reduced reporting obligations in our quarterly report on Form 10-Q filed on September 19, 2024.
Recent Market Information
The IATA (International Air Transport Association) in August 2023 issued the report entitled Passenger Market Analysis.
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Industry-wide revenue passenger-kilometers (RPKs) increased 28.4% year-on-year (YoY) in August. Compared to 2019 levels, passenger traffic recovered to 95.7%.

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Available seat-kilometers (ASKs) rose at a slower annual pace of 24.9%, lifting passenger load factors (PLFs) close to pre-pandemic levels. The PLF in August was 84.6%, 1.1 ppts lower than the PLF for the same month in 2019.

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Domestic passenger traffic grew 9.2% over pre-pandemic levels. Most monitored markets saw stable growth in domestic traffic, while Japan experienced disruptions due to Typhoon Khanun.

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The recovery of international RPKs remained at 88.5% of 2019 levels. Regions experienced different outcomes while Asia Pacific carriers continued to restore international traffic.

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Ticket sales data signaled unwinding domestic demand while international bookings remained on the same positive trend.

Passenger traffic expanded further in August 2023, with industry-wide revenue passenger kilometers (RPKs) growing 28.4% year-on0year (YoY) and reaching 95.7% of August 2019 levels. In seasonally-adjusted terms, passenger traffic increased 1.0% month-on-month (MoM), indicating a slowing but still positive trend globally.
Results of Operations
The discussion below relates to our two fiscal years ended on December 31, 2023 and 2022.
Comparison of Years Ended December 31, 2023 and 2022
The following table sets forth key components of our results of operations during the years ended December 31, 2023 and 2022.
	Year Ended December 31,		Change
	2023	2022	$	%
Sales	$731,090	$—	$731,090	100%
Cost of sales	1,810,876	—	1,810,876	100%
Operating expenses	15,830,119	10,425,183	5,404,936	51.8%
Impairment loss on Goodwill	4,560,619	—	4,560,619	100%
Loss from operations	(21,470,524)	(10,425,183)	(11,045,341)	105.9%
Net non-operating loss	(2,360,799)	(1,450,572)	(910,227)	62.7%
Loss before income taxes	(23,831,323)	(11,875,755)	(11,955,568)	100.7%
Income tax expense	2,400	2,968	(568)	(19.1)%
Net Loss	(23,833,723)	(11,878,723)	(11,955,000)	100.6%
Other comprehensive income	7,370	1,522,184	(1,514,814)	(99.5)%
Total comprehensive loss	$(23,826,353)	$(10,356,539)	$(13,469,814)	130.1%

Revenue.   Our sales were $731,090 for the year ended December 31, 2023, as compared to the $0 for the year ended December 31, 2022. Our total revenue of $731,090 for the year ended December 31, 2023 consisted of the sales of ground antenna and other equipment units of $457,976 to a related party and sales of network service fees of $117,419 to the related party, and service sales of $155,695 provided to others.
Cost of sales.   Our cost of sales includes the direct costs of our raw materials and component parts, as well as the cost of labor and overhead. Our cost of sales was $1,810,876 and $0 for the years ended December 31, 2023 and 2022, respectively. The cost of sales for the year ended December 31, 2023 was $1,810,876 as we sold ground antenna and other equipment units to a related party in the amount of $461,827 and other products sold to a non-related party in the amount of $21,261 and previous inventory of $1,327,788 written off due to obsolete technology. The cost of sales for the year ended December 31, 2022 was $0 as we did not have product sales during this period.
Operating expenses.   Our operating expenses consist primarily of compensation and benefits, professional advisor fees, cost of promotion, business development, business travel, transportation costs, and other expenses incurred in connection with general operations. Our operating expenses increased by $5,404,936 from $10,425,183 for the year ended December 31, 2022 to $15,830,119 for the year ended December 31, 2023. Such increase was mainly due to the increase in payroll and related expenses, accounting fees, impairment loss on goodwill, and R&D expenses in the amount of $3,315,810, $366,448, $4,560,619, $805,109, respectively, which was offset by the decrease in auditing expense, consulting fees, and other expense in the amount of $121,693, $158,287, and $276,473 respectively.
Net non-operating loss.   We had $2,360,799 net non-operating loss for year ended December 31, 2023 as compared to $1,450,572 in net non-operating loss for the year ended December 31, 2022. Net non-operating loss for the year ended December 31, 2023, primarily consisted of Redemption loss of $855,620, Interest expense of $1,509,428, offset by Other income of $158,355. Net non-operating loss for the year ended December 31, 2022, primarily consisted of foreign currency exchange loss of $1,587,157, Interest expense of $483,495, offset by other income of $740,315.
Loss before income taxes.   Our loss before income tax is $23,831,323 for the year ended December 31, 2023 as compared to the loss of $11,875,755 for the year ended December 31, 2022, an increase of $11,955,568, or 100.7%, as a result of the factors described above.
Income tax expense.   Income tax expense decreased by $568 to $2,400 for the year ended December 31, 2023, from an income tax expense of $2,968 for the year ended December 31, 2022. The income tax expenses were mainly due to California franchise tax and foreign subsidiary’s income tax expenses.
Total comprehensive loss.   As a result of the cumulative effect of the factors described above, our total comprehensive loss increased by $ 13,469,814, or 130.1%, to $ 23,826,353 for the year ended December 31, 2023, from $10,356,539 for the year ended December 31, 2022.
Liquidity and Capital Resources
As of December 31, 2023, we had cash of $4,202,797 and restricted cash of $3,225,905. We have financed our operations primarily through cash proceeds from financing activities, including from our 2023 Offering, the issuance of convertible notes in 2022.
The following table provides detailed information about our restated net cash flow for years ended December 31, 2023 and 2022:
Cash Flow
	Restated Years Ended December 31,
	2023	2022
Net cash used in operating activities	$(2,145,787)	$(11,914,443)
Net cash used in investing activities	(8,096,308)	(2,763,317)
Net cash provided by financing activities	8,430,528	19,826,898

	Restated Years Ended December 31,
	2023	2022
Net increase (decrease) in cash and restricted cash	(1,811,567)	5,149,138
Cash and restricted cash at beginning of year	10,101,920	3,288,813
Foreign currency translation effect on cash and restricted cash	(861,651)	1,663,969
Cash and restricted cash at end of year	$7,428,702	$10,101,920

Operating Activities
Net cash used in operating activities was $2,145,787 for the year ended December 31, 2023, as compared to $11,914,443 for the year ended December 31, 2022. In addition to the net loss of $23,833,723, the decrease in net cash used by operating activities during the year ended December 31, 2023 was mainly due to increase in the cash used in prepaid expense and prepayment for equipment and intangible assets and deposits of $1,626,933, $219,500, respectively, offset by the increase in other receivable-related parties, and accrued expenses, prepaid from customer-related party and other payable of $252,329, $3,446,193, $5,276,122, and $3,836,063, respectively.
In addition to the net loss of $11,878,723, the increase in net cash used in operating activities during the year ended December 31, 2022 was mainly due to increase in other receivable-related parties, other receivable-others, and prepaid expense, and a decrease in other payable and other payable — related party — of $303,954, $118,257, $3,336,327, $246,299 $353,933, respectively, offset by the decrease in accounts receivable, increase in accounts payable, and prepaid from customer — related party of $136,800, $397,387, and $1,258,786 respectively.
$3,795,993 of Accrued expense is our accrual for unpaid salaries due to substantially all of our employees (including those of our wholly owned subsidiaries) continuing to perform their duties despite salary deferrals that began for substantially all of our employees in 2023. As of the date of this filing, approximately forty percent (40%) of such accrued unpaid salaries have been settled pursuant to the form of letter outlining Aerkomm employee’s stock option exercise forms. Employees signing such agreement have agreed to the accelerated vesting and exercise of options to acquire an aggregate of 1,176,956 shares of common stock in return for waiving the right to receive an aggregate of $3,051,000 in unpaid salary. Over the course of the coming quarters, we will try to settle, in cash, the remaining $4,525,034 of the accrued unpaid salaries as of April 30, 2024. We cannot guarantee that our employees will continue to demonstrate their confidence in the Company and its future by opting to continue to accept deferral of all or some of their cash salaries in order to support the holistic management of the Company’s liquidity.
Investing Activities
The net cash used in investing activities for the year ended December 31, 2023 was $8,096,308 as compared to $2,763,317 for the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2023 was mainly due to disbursement for other receivable — related parties loans of $2,091,285, purchase of property and equipment of $1,738,705, purchase of intangible asset of $354,469, and prepayment for land of $4,237,427. The net cash used in investing activities for the year ended December 31, 2022 was mainly due to the purchase of short-term investment of $1,138,952, purchase of property and equipment of $1,306,610.
Financing Activities
Net cash provided by financing activities for the years ended December 31, 2023 and 2022 was $8,430,528 and $19,826,898, respectively. Net cash provided by financing activities for the year ended December 31, 2023 was mainly attributable to the net proceeds from proceeds from injection of subscribed capital of $5,004,000 and proceeds from short-term loans of $3,780,041, offset by the repayment of short-term loan of $330,848. Net cash provided by financing activities for the year ended December 31, 2022 was mainly attributable to proceeds from long-term notes of $18,849,200.

On May 9, 2019, two of our current shareholders (the “Lenders”), each committed to provide us with a $10 million bridge loan (as to each of them, its “Loan Commitment” and individual loans made pursuant to the Loan Commitments, the “Loans’), for an aggregate principal commitment amount of $20 million, to bridge our cash flow needs, prior to our obtaining a mortgage loan, which Loans were to be secured by the Taiwan land parcel purchased through our subsidiary, Aerkomm Taiwan. The Taiwan land parcel consists of approximately 6.36 acres of undeveloped land located at the Taishui Grottoes in the Xinyi District of Keelung City, Taiwan. Aerkomm Taiwan contracted to purchase the Taiwan land parcel for NT$1,098,549,407, or US$35,861,589. As of July 3, 2019, we completed payment of the purchase price for the Taiwan land parcel in full. Our agent has received the necessary title transfer documentation from the seller however, according to the land use law of Taiwan, our Taiwan based subsidiary, Aerkomm Taiwan, needed to first, obtain a telecommunications license in Taiwan, which it has obtained, then submit a usage plan to the local land office and to obtain the necessary operational/development license or authorization for the intended usage before Aerkomm Taiwan can obtain an official certificate of title. Aerkomm Taiwan is currently preparing the plan of usage and has worked with various regulatory authorities to obtain the necessary license and approval to meet the local land use law requirements. We expect to complete the entire process and receive our certificate of title by the end of 2024. Once title to the Taiwan land parcel is transferred to Aerkomm Taiwan, we expect we may lease a portion of the land parcel, pursuant to the terms of an existing binding memorandum of understanding, to a Samoa based telecom company who intends to use the land for their own satellite ground station and to mortgage the land to be able to raise funds to build our first satellite ground station and data center. If there is an extended delay in the transfer of the Taiwan land parcel title to Aerkomm Taiwan, our agreement with the Samoa telecom company may be terminated and we may not be able to raise the funds needed to build our ground station in a timely fashion.
The Loans will be secured by the Taiwan land parcel with the initial closing date of the Loans to be a date, designated by us, within 30 days following the date that the title for the Taiwan land parcel is fully transferred to and vested in our subsidiary, Aerkomm Taiwan. The Loans will bear interest, non-compounding, at Bank of America with a Prime Rate plus 1%, annually, calculated on the actual number of days the Loans are outstanding and based on a 365-day year and will be due and payable upon the earlier of (1) the date of our obtaining a mortgage loan secured by the Taiwan land parcel with a principal amount of not less than $20 million and (2) one year following the initial closing date of the Loans. The Lenders also initially agreed to an earlier closing of up to 25% of the principal amounts of the Loans upon our request prior to the time that title to the Taiwan land parcel is transferred to our subsidiary, Aerkomm Taiwan, provided that we provide adequate evidence to the Lenders that the proceeds of such an earlier closing would be applied to pay our vendors. We, of course, cannot provide any assurances that we will be able to obtain a mortgage on the Taiwan land parcel once the acquisition is completed. On April 25, 2022, the Lenders amended the commitment and agreed to increase the percentage of earlier closing amount from 25% to 100% of the Loan Commitments. As of December 31, 2023, we did not have any loan under the Loans from either of the Lenders.
On March 1, 2023 we entered into a letter agreement with Well Thrive Limited, one of the lenders under the Loan Commitment in which it was agreed that, to support the Company, one-half of the Loan Commitment amount of Well Thrive Limited (thus, $5,000,000) would be funded at no interest and with no fixed maturity date, with the remaining $5,000,000 of Well Thrive Limited’s Loan Commitment to be funded on the basis of the originally agreed terms. As of December 31, 2023 and of June 30, 2024, from one of the Lenders under the Loan Commitment we did not have any loans and from the Lender, Well Thrive Limited we had received Loans totaling NTD (New Taiwan Dollars) 133,110,000, recorded on our books as $4,347,159.
On July 10, 2018, in conjunction with our agreement to acquire the Taiwan land parcel, we entered into a binding letter of commitment with Metro Investment Group Limited, or MIGL, pursuant to which we agreed to pay MIGL an agent commission of four percent (4%) of the full purchase price of the Taiwan land parcel, equivalent to approximately US$1,387,127, for MIGL’s services provided with respect to the acquisition. Under the terms of the initial agreement with MIGL, we agreed to pay this commission no later than 90 days following payment in full of the Taiwan land parcel purchase price. In May 2019 and December 2021, we amended the binding letter of commitment with MIGL to extend the payment to be paid after the full payment of the Land acquisition price until no later than June 30, 2022. If there is a delay in payment, we shall be responsible for punitive liquidated damages at the rate of one tenth of one percent (0.1%)

of the commission per day of delay with a maximum cap to these damages of five percent (5%). Under applicable Taiwanese law, the commission was due and payable upon signing of the letter of commitment even if the contract is cancelled for any reason and the acquisition is not completed. We have recorded the estimated commission to the cost of land and will be paying the amount no later than December 31, 2022.
On December 3, 2020, the Company closed a private placement offering (the “Bond Offering”) consisting of US$10,000,000 in aggregate principal amount of its Credit Enhanced Zero Coupon Convertible Bond due 2025 (the “Credit Enhanced Bonds”) and US$200,000 in aggregate principal amount of its 7.5% convertible bonds due 2025 (the “Coupon Bonds,” and together with the Credited Enhanced Bonds, the “Bonds”).
Payments of principal, premium, interest and any payments thereof in respect of the Credit Enhanced Bonds have the benefit of a bank guarantee denominated in U.S. dollars and issued by Bank of Panhsin Co., Ltd., based in Taiwan. Unless previously redeemed, converted or repurchased and canceled, the Credit Enhanced Bonds will be redeemed on December 2, 2025 at 105.11% of their principal amount and the Coupon Bonds will be redeemed on December 2, 2025 at 100% of their principal amount plus any accrued and unpaid interest. The Coupon Bonds will bear interest from and including December 2, 2020 at the rate of 7.5% per annum. Interest on the Coupon Bonds is payable semi-annually in arrears on June 1 and December 1 each year, commencing on June 1, 2021. Unless previously redeemed, converted or repurchased and cancelled, the Bonds may be converted at any time on or after December 3, 2020 up to November 20, 2025 into shares of Common Stock of the Company with a par value US$0.001 each (such shares of Common Stock, the “Conversion Shares”). The initial conversion price for the Bonds is US$13.30 per Conversion Share and is subject to adjustment in specified circumstances. Please refer to our Current Report on Form 8-K filed with SEC on December 4, 2020.
On October 27, 2023, Citicorp International Limited, as Trustee with respect to the Bonds, submitted to us a request for redemption of the Bonds in full. As of January 16, 2024, the Company has repaid $7,288,340 out of a total of $10,358,024 of principal and interest due on the Bonds. We expect to repay the remaining balance of the amount of $3,069,683 owed on the bonds within the next few months.
On June 28, 2022, we entered into a subscription agreement with an investor who agreed to purchase 550,000 shares of our common stock for 6.00 Euros per share for an aggregate purchase price of 3,300,000 Euros (the “Purchase Price”). This transaction closed on June 29, 2022 and we received the Purchase Price equivalent to U.S. $3,175,200.77 from this investor. Despite the fact that we have received the investor’s funds, the subscription agreement is subject to a cooling off period pursuant to which it may be terminated prior to July 29, 2022 by either party at any time and for any reason. If the subscription agreement is terminated by the investor, we will be required to return the Purchase Price funds to the investor, without interest. Because of the wording of the subscription agreement, we cannot assure you at this time that we will not be required to return the Purchase Price funds to the investor.
On December 7, 2022, we entered into an investment conversion and bond purchase agreement (the “Agreement”) with World Praise Limited, a Samoa registered company (“WPL”). Pursuant to the terms of this agreement, (i) a subscription for the common stock of the Company in the amount of $3,175,200 which was entered into between WPL and the Company on June 28, 2022 and funded (the “June Subscription”), (ii) a subscription for the common stock of the Company in the amount of $5,674,000 which was entered into between WPL and the Company on September 15, 2022 and funded (the “September Subscription”), and (iii) a subscription for the capital stock of MEPA Labs, Inc. (“MEPA”), a wholly owned subsidiary of the Company, in the amount of $4,324,000, which was entered into between MEPA and the Company on June 28, 2022 and funded (the “MEPA Subscription,” and together with the June Subscription and the September Subscription, the “WPL Subscriptions”), the WPL Subscriptions in the aggregate totaling $13,173,200, were converted into loans to the Company evidenced by that certain convertible bond of the Company in favor of WPL and dated December 7, 2022 (the “Convertible Bond”).
In addition, and as indicated in the Agreement, WPL agreed to lend an additional $10,000,000 to the Company under the Convertible Bond (the “New Loan”) and to cap the aggregate amount of loans to the Company under the Convertible Bond, including the New Loan, the WPL Subscriptions and any future advances under the Convertible Bond, at $30,000,000.

The Convertible Note allows for loans to the Company up to an aggregate principal amount of $30,000,000 and acknowledges an aggregate principal amount of $23,173,200 in loans under the Convertible Bond outstanding as of December 7, 2022. The Convertible Bond carries an annual interest rate of four percent (4%) which is due and payable, along with the then principal amount outstanding, on the Convertible Bond maturity date, December 7, 2024. The Convertible Bond is pre-payable in whole or in part at any time without penalty, on five days’ prior written notice to WPL. In the event of a change of control of the Company (as that term is defined in the Convertible Bond), the Convertible Bond shall become immediately payable in full. The Convertible Bond, along with accrued interest, is convertible in whole or in part by WPL at any time into shares of common stock of the Company at a conversion price of $6.00 per share.
On December 29, 2022, we transferred a majority interest (51%) in our then wholly owned subsidiary, Aerkomm Taiwan, for NT$255,000,000 (approximately US $8,300,000) to dMobile System Co., Ltd. (the “Buyer”), a Taiwanese based company owned by Sheng-Chun Chang, a current owner of more than 10% of our voting equity. The Buyer has not yet paid the purchase price due for the transferred shares, giving the Company the right under the purchase agreement for the subject shares in Aerkomm Taiwan to demand return of the shares. The purpose of this transaction was to enable Aerkomm Taiwan to become a qualified company under Taiwanese law and to apply for a telecommunications license in Taiwan. Under Taiwanese law, a telecommunications license can only be granted to a company that is majority owned by Taiwanese residents. Aerkomm Taiwan owns the rights to the approximately 6.36-acre parcel of undeveloped land located at the Taishui Grottoes in the Xinyi District of Keelung City, Taiwan that was acquired to house the location of our planned first satellite ground station.
Between December 2023 and April 2024, we conducted a private placement under Regulation S of the Securities Act in which we raised $8,898,000 through the sale of 1,483,000 shares of our common stock to certain investors.
The Company has not generated significant revenues, excluding non-recurring revenues in 2023 and 2022, and will incur additional expenses as a result of being a public reporting company and closing the Merger. Currently, we have taken measures that management believes will improve our financial position by financing activities, including short-term borrowings and other private loan commitments, including the Loans from our investors, discussed above. With our current available cash, a balance of $15,652,841 of the $20 million in aggregate Loan Commitments from the Lenders, the $35 million in PIPE Investment commitments already signed concurrently to entering into our Merger Agreement with IXAQ, and our expectations for our ability to raise additional funds in the near term in connection with the Merger, including in connection with our fund-raising requirements under the Merger Agreement, we believe our working capital, which we expect will be supplemented by our additional Merger related fund raising from revenues we anticipate earning from contracts with prospective customers with whom the Company is in discussions and from synergies and efficiencies arising from our planned merger with Ejectt, should be adequate to sustain our operations for the next twelve months.
If the Merger does not close and thus the $35 million in PIPE commitments that are contingent on closing of the Merger are no longer committed, we expect to be able to fund operations over the next 12 months from June 30, 2024 by short-term borrowings and other loan commitments, the balance of $15,652,841 of the $20 million in Loan Commitments from the Lenders, renegotiating financing arrangements with some or all of the committed PIPE investors (who are existing investors in the Company and have a strong interest in its success), slowing the pace of hiring and other investments that we would otherwise undertake if the Merger closes and the PIPE funds are received, synergies and efficiencies from our planned merger with Ejectt, revenues received from contracts with prospective customers with whom the Company is in discussions, and, for revenues from future governmental contracts that we anticipate obtaining from the U.S. government, switching from a Direct Commercial Sales contractual arrangement (where the Company bears the manufacturing costs before the closing of sales and receipt of payment from the buyer) to a Foreign Military Sales contractual arrangement (where the Company will be paid in advance of manufacture and thus preserve cash but will earn materially lower margins on sales).
We note that the understanding with the Lenders is that the proceeds of Loans they make under their Loan Commitment may be used as working capital to support the Company’s business, such as by procurement of supplies and manufacture of products, but may not be used to pay outstanding debt obligations such as short-term loans, bonds or notes payable. Whether or not the Merger closes, we expect to be able to fund operations over the next 12 months from June 30, 2024 despite this limitation, but the limitation will increase the challenge to the Company in managing its working capital.
However, even if we successfully raise sufficient capital to satisfy our needs over the next twelve months, following that period we will require additional cash resources for the implementation of our strategy to expand our business or for other investments or acquisitions we may decide to pursue. If our internal financial resources are insufficient to satisfy our capital requirements, we will need seek to sell additional equity or debt securities or obtain additional credit facilities, although there can be no assurances that we will be successful in these efforts. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.
Comparison of Three Months Ended June 30, 2024 and 2023
The following table sets forth key components of our restated results of operations during the three months periods ended June 30, 2024 and 2023.
	Three Months Ended June 30,		Change
	2024	2023	$	%
Net Sales	$—	$—	$—	—%
Service income	—	—	—	—%
Cost of sales	22,727	—	22,727	100.0%
Operating expenses	6,446,335	3,635,725	2,810,610	77.3%
Loss from operations	(6,469,062)	(3,635,725)	(2,833,337)	77.9%
Net non-operating expense	(442,617)	(923,391)	480,774	(52.1)%
Loss before income taxes	(6,911,679)	(4,559,116)	(2,352,563)	51.6%
Income tax expense	—	2,400	(2,400)	(100.0)%
Net Loss	(6,911,679)	(4,561,516)	(2,350,163)	51.5%
Other comprehensive income (loss)	(181,989)	(356,188)	174,199	(48.9)%
Total comprehensive loss	$(7,093,668)	$(4,917,704)	$(2,175,964)	44.2%
Revenue.   We have $0 of net sales for the three-month period ended June 30, 2024 and $0 of net sales for the three-month period ended June 30, 2023, respectively. Our revenue for the three months ended June 30, 2024 was $0 as we are still developing our core business in in-flight entertainment and connectivity and there was no non-recurring sale of equipment to related parties during the period.
Operating expenses.   Our operating expenses consist primarily of compensation and benefits, professional advisor fees, research and development expenses, cost of promotion, business development, business travel, transportation costs, and other expenses incurred in connection with general operations. Our operating expenses increased by $2,810,610, or 77.3% to $6,446,335 for the three-month period ended June 30, 2024, from $3,635,725 for the three-month period ended June 30, 2023. Such increase was mainly due to increases in stock compensation expenses, professional fees, and amortization expenses of $3,201,187, $215,266, and $315,247, respectively, which was offset by the decreases in R&D expenses and depreciation expense of $720,472 and $106,985.
Net non-operating expense.   We had $442,617 in net non-operating expense for the three-month period ended June 30, 2024, as compared to net non-operating loss of $923,391 for the three-month period ended June 30, 2023. The net non-operating expense in the three-month period ended June 30, 2024 includes foreign exchange loss of $141,664, unrealized investment gain of $108, interest expenses of $305,994, and other gain, net of $4,933. Net non-operating expense in the three-month period ended June 30, 2023 represents loss on foreign exchange translation of $499,732, unrealized loss from the transactions of our liquidity contract and prepaid investment of $95,686, other financing cost due to interest expenses of $365,443 and other gain, net of $37,470.
Loss before income taxes.   Our loss before income taxes increased by $2,352,563, or 51.6%, to $6,911,679 for the three-month period ended June 30, 2024, from a loss of $4,559,116 for the three-month period ended June 30, 2023, as a result of the factors described above.
Income tax expense.   Income tax expense was $0 for the three-month period ended June 30, 2024, as compared to the income tax expense of $2,400 for the three-month period ended June 30, 2023.
Total comprehensive loss. As a result of the cumulative effect of the factors described above, our total comprehensive loss increased by $2,175,964, or 44.2%, to $7,093,668 for the three-month period ended June 30, 2024, from $4,917,704 for the three-month period ended June 30, 2023.
Comparison of Six Months Ended June 30, 2024 and 2023
The following table sets forth key components of our results of operations during the six-month periods ended June 30, 2024 and 2023.
	Six Months Ended June 30,		Change
	2024	2023	$	%
Net Sales – related party	$18,480	$451,915	$(433,435)	(95.9)%
Service income – related party	34,775	—	34,775	100.0%
Cost of sales	60,843	445,449	(384,606)	(86.3)%
Operating expenses	11,554,437	7,279,117	4,275,320	58.7%
Loss from operations	(11,562,025)	(7,272,651)	(4,289,374)	59.0%
Net non-operating loss	(1,429,827)	(1,040,901)	(388,926)	37.4%
Loss before income taxes	(12,991,852)	(8,313,552)	(4,678,300)	56.3%
Income tax expense	2,400	2,400	—	—
Net Loss	(12,994,252)	(8,315,952)	(4,678,300)	56.3%
Other comprehensive loss	(851,225)	(221,934)	(629,291)	283.5%
Total comprehensive loss	$(13,845,477)	$(8,537,886)	$(5,307,591)	62.2%
Revenue.   Our total revenue was $53,255 and $451,915 for the six months periods ended June 30, 2024 and 2023, respectively. As we are still developing our core business in in-flight entertainment and connectivity and there were non-recurring sale of equipment and service provided to related parties during the period. Our total revenue was $451,915 for the six months period ended June 30, 2023 represents a non-recurring sale of equipment to one of our related parties.
Cost of Sales.   Our cost of sales was $60,843 and $445,449 for the six-month periods ended June 30, 2024 and 2023, respectively. The cost of sales for the six months ended June 30, 2024 was $60,843 as the cost directly associated with equipment that we sold to one of our related parties. The cost of sales for the six months ended June 30, 2023 was $445,449 as the cost directly associated with equipment that we sold to one of our related parties.
Operating expenses.   Our operating expenses consist primarily of compensation and benefits, professional advisor fees, research and development expenses, cost of promotion, business development, business travel, transportation costs, and other expenses incurred in connection with general operations. Our operating expenses increased by $4,275,320, or 58.7%, to $11,554,437 for the six months ended June 30, 2024, from $7,279,117 for the six months ended June 30, 2023. This increase was mainly due to the increase in non-cash stock-based compensation expense, salaries, professional fee, and amortization expense of $3,779,344, $1,334,160, $730,770, and $634,611 respectively, which was offset by the decrease in depreciation expense and R&D expenses of $216,586 and $1,554,743.

Net non-operating loss.   We had $1,429,827 in net non-operating loss for the six months ended June 30, 2024, as compared to net non-operating loss of $1,040,901 for the six months ended June 30, 2023. Net non-operating income in the six months ended June 30, 2024 represents loss on foreign exchange translation of $830,259, interest expense of $592,625, unrealized gain on investment of $780 and net loss, net of $7,723. Net non-operating income in the six months ended June 30, 2023 represents loss on foreign exchange translation of $320,143, interest expenses of $726,650, unrealized investment loss of $103,515 and net other gain of $109,407.
Loss before income taxes.   Our loss before income taxes decreased by $4,678,300, or 56.3%, to $12,991,852 for the six months ended June 30, 2024, from a loss of $8,313,552 for the six months ended June 30, 2023, as a result of the factors described above.
Income tax expense.   Income tax expense was $2,400 and $2,400 for the six-month periods ended June 30, 2024 and 2023, respectively, mainly due to a California franchise tax and foreign subsidiary’s income tax expenses.
Total comprehensive loss.   As a result of the cumulative effect of the factors described above, our total comprehensive loss increased by $5,307,591, or 62.2%, to $13,845,477 for the six months ended June 30, 2024, from $8,537,886 for the six months ended June 30, 2023.
Liquidity and Capital Resources
As of June 30, 2024, we had cash and cash equivalents of $63,740 and restricted cash of $14,755. We have financed our operations primarily through cash proceeds from financing activities, including from our 2020 Offering, the issuance of convertible bonds, short-term borrowings and equity contributions by our stockholders.
The following table provides detailed information about our net cash flow:
Cash Flow
	Six Months Ended June 30,
	2024	2023
Net cash used for operating activities	$(5,841,724)	$(6,054,722)
Net cash used in investing activity	(1,583,417)	(38,586)
Net cash provided (used) by financing activity	(1,299,953)	3,686
Net decrease in cash and cash equivalents	(8,725,094)	(6,089,622)
Cash and Restricted Cash, at beginning of year	7,428,702	10,101,920
Foreign currency translation effect on cash	1,374,887	338,698
Cash and Restricted Cash, at end of year	$78,495	$4,350,996
Operating Activities
Net cash used for operating activities was $5,841,724 for the six months ended June 30, 2024, as compared to $6,054,722 for the six months ended June 30, 2023. In addition to the net loss of $12,994,252, the decrease in net cash used for operating activities during the six months period ended June 30, 2024 was mainly due to the decrease in accrued expenses and other current liabilities and deposits of $4,362,101 and $166,400, offset by the increase in prepaid expenses and other current assets of $2,562,695. In addition to the net loss of $5,121,343, the increase in net cash used for operating activities during the six-month period ended June 30, 2023 was mainly due to increase in prepaid expenses, deposits, and decrease in accounts payable, of $3,342,273, $239,257, and $243,963, respectively, offset by the increase in accrued expenses and other current liabilities of $4,837,329.
Investing Activities
Net cash used in investing activities for the six months ended June 30, 2024 was $1,583,417 as compared to net cash used in investing activities of $38,586 for the six months ended June 30, 2023. The net cash used in investing activities for the six months ended June 30, 2024 was mainly prepayment for land and disbursement for other receivable-related parties of $340,524 and $1,231,799. The net cash used in investing activities for the six months ended June 30, 2023 was mainly for the proceeds from disposal of long-term investment of $325,578, which was offset by the purchase of property and equipment of $364,164.
Financing Activities
Net cash used and provided by financing activities for the six months ended June 30, 2024 and 2023 was $1,299,953 and $3,686, respectively. Net cash used in financing activities for the six months ended June 30, 2024 were mainly attributable to repayment of convertible long-term bond payable in the amount of $7,766,426 offset by proceeds from equity financing of $1,948,100. Net cash provided by financing activities for the six months ended June 30, 2023 were mainly attributable to proceeds from the increase in short-term loans in the amount of $15,145.
On December 3, 2020, the Company closed a private placement offering (the “Bond Offering”) consisting of US$10,000,000 in aggregate principal amount of its Credit Enhanced Zero Coupon Convertible Bond due 2025 (the “Credit Enhanced Bonds”) and US$200,000 in aggregate principal amount of its 7.5% convertible bonds due 2025 (the “Coupon Bonds,” and together with the Credited Enhanced Bonds, the “Bonds”). On October 27, 2023, Citicorp International Limited, as Trustee with respect to the Bonds, submitted to us a request for redemption of the Bonds in full. As of June 30, 2024, the Company had repaid $7,812,247 out of a total of $10,358,024 of principal and interest due on the Bonds as of that date. We expect to repay the remaining balance of the amount of $2,612,153 owed on the bonds, plus any additional accrued interest, within the next few months.
Capital Expenditures
Our operations continue to require modest capital expenditures primarily for technology development, product development and equipment. Due to the fabless semiconductor design aspect of our business, capital expenditures may be associated with tape-outs of our designs with our current and prospective semiconductor foundry partners. Due to the software-defined aspect of our business, capital expenditures may also be associated with the development of our software and proprietary codebase.
In the future, capital expenditures may be associated with the supply of terrestrial equipment to our prospective civilian telecommunications partners as well as airborne equipment to our prospective airline partners, which we expect will correlate directly with the roll out and/or upgrade of service to our prospective civilian telecommunications partners’ digital infrastructure, such as cell towers and base stations, or to our prospective airline partners’ fleets.
Capital spending is also associated with the expansion of our network, ground stations and data centers and includes design, permitting, construction, network equipment and installation costs.
Capital expenditures for the years ended December 31, 2023 and 2022 were $6,330,601 and $1,306,610, respectively. Capital expenditures for the six months ended June 30, 2024 and 2023 were $351,618 and $364,164, respectively.
We anticipate an increase in capital spending in fiscal year 2024 and estimate that capital expenditures will range from $3 million to $10 million as we will continue to advance our semiconductor designs, our software-defined platforms and continue to execute our network expansion strategy. We expect to be able to raise these required funds in connection with our planned Merger with IXAQ although we cannot provide assurance that we will be successful in this effort.
Inflation
Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.
Seasonality
Our operating results and operating cash flows historically have not been subject to significant seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.
Subsequent Events
Pursuant to the terms of Merger Agreement, the Company was obligated to enter into simple agreements for future equity (the “SAFE Agreements”) with certain investors providing for investments in shares of the Company’s common stock in a private placement in an aggregate amount of not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) Business Days of the date of the Merger Agreement, another $5,000,000 within forty (40) Business Days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) Business Days of the date of the Merger Agreement), such Safe Agreements to automatically convert into shares of the common stock of IXAQ upon the closing of the Merger at $11.50 per share (such investments in the aggregate, the “SAFE Investment”).
On August 9, 2024, the Company entered into one new SAFE Agreement and amended one of the SAFE Agreement previously executed on May 13, 2024. Additionally, on July 8, 2024, the Company canceled another SAFE Agreement that was entered into on May 13, 2024. Furthermore, on June 26, 2024, the Company entered into one new SAFE Agreement. As of August 9, 2024, the Company has an aggregate of $2,585,200 from SAFE Agreements.
Critical Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements:
Concentrations of Credit Risk
Financial instruments that potentially subject to significant concentrations of credit risk consist primarily of cash in banks. As of December 31, 2023 and 2022, the total balance of cash in bank exceeding the amount insured by the Federal Deposit Insurance Corporation (FDIC) for AERKOMM was approximately $0 and $6,153,000, respectively. The balance of cash deposited in foreign financial institutions exceeding the amount insured by local insurance is approximately $7,246,000 and $3,460,000 as of December 31, 2023 and December 31, 2022, respectively.
As of June 30, 2024 and December 31, 2023, the total balance of cash in bank exceeding the amount insured by the Federal Deposit Insurance Corporation (FDIC) for the Company was approximately $0 and $0, respectively. The balance of cash deposited in foreign financial institutions exceeding the amount insured by local insurance is approximately $44,000 and $7,246,000 as of June 30, 2024 and December 31, 2023, respectively. We perform ongoing credit evaluation of its customers and requires no collateral.

An allowance for doubtful accounts is provided based on a review of the collectability of accounts receivable. We determine the amount of allowance for doubtful accounts by examining its historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies. Actual credit losses may differ from our estimates.
Inventories
Inventories are recorded at the lower of weighted-average cost or net realizable value. We assess the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. When value impairment is determined, the related assets are stated at the lower of fair value or book value. Significant additions, renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed by using the straight-line and double declining methods over the following estimated service lives: ground station equipment — 5 years, computer equipment — 3 to 5 years, furniture and fixtures — 5 years, satellite equipment — 5 years, vehicles — 5 to 6 years and lease improvement —  5 years or remaining lease term, whichever is shorter.
Upon sale or disposal of property and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to income in the period of sale or disposal.
We review the carrying amount of property and equipment for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. It determined that there was no impairment loss for the years ended December 31, 2023 and 2022. We determined that there was no impairment loss for the six-month periods ended June 30, 2024 and 2023.
Right-of-Use Asset and Lease Liability
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) (“ASU 2016-02”), which modifies lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases and finance leases under previous accounting standards and disclosing key information about leasing arrangements. A lessee should recognize the lease liability to make lease payments and the right-of-use asset representing its right to use the underlying asset for the lease term. For operating leases and finance leases, a right-of-use asset and a lease liability are initially measured at the present value of the lease payments by discount rates. The Company’s lease discount rates are generally based on its incremental borrowing rate, as the discount rates implicit in the Company’s leases is readily determinable. Operating leases are included in operating lease right-of-use assets and lease liabilities in the unaudited condensed consolidated balance sheets. Finance leases are included in property and equipment and lease liability in our unaudited condensed consolidated balance sheets. Lease expense for operating expense payments is recognized on a straight-line basis over the lease term. Interest and amortization expenses are recognized for finance leases on a straight-line basis over the lease term. For the leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. We adopted ASU 2016-02 effective January 1, 2019.
Goodwill and Purchased Intangible Assets
Our goodwill represents the amount by which the total purchase price paid exceeded the estimated fair value of net assets acquired from acquisition of subsidiaries. We test goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment.
As Aerkomm is currently still in the development stage and will not start generating revenue until after late 2024. The management has evaluated that the potential benefits of the acquisitions before year 2023 is limited and uncertain, due to this reason, the management has decided to impair goodwill that generated from 2022 and prior periods with total of $4,561,037. After the impair measurement, the net goodwill is $4,573,819.
As a result of the acquisition of Mesh Tech, we determined the fair value of the purchased intangible assets, consisting of Mesh Tech’s software for mesh networking, distributed content servers and edge computing, to be $12,102,000 as of December 31, 2023.
Purchased intangible assets with finite life are amortized on the straight-line basis over the estimated useful lives of respective assets. Purchased intangible assets with indefinite life are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Purchased intangible asset consists of satellite system software and is amortized over 10 years.
Fair Value of Financial Instruments
We utilize the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that AERKOMM has the ability to access at the measurement date.
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions.
The carrying amounts of our cash and restricted cash, accounts receivable, other receivable, prepaid expenses, accounts payable, short-term loan, accrued expense, prepayment from customer, and other payable approximated their fair value due to the short-term nature of these financial instruments. The Company’s short-term investment and long-term investment are classified within Level 1 of the fair value hierarchy on March 31, 2024. The Company’s long-term bonds payable, long-term loan and lease payable approximated the carrying amount as its interest rate is considered as approximate to the current rate for comparable loans and leases, respectively. There were no outstanding derivative financial instruments as of December 31, 2023 and 2022. There were no outstanding derivative financial instruments as of June 30, 2024.
Revenue Recognition
We recognize revenue when performance obligations identified under the terms of contracts with our customers are satisfied, which generally occurs upon the transfer of control in accordance with the contractual terms and conditions of the sale. Our revenue for the six months ended June 30, 2024 composed of the service income to one of our related parties. The majority of our revenue is recognized at a point in time when product is shipped or service is provided to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods, which includes estimates for variable consideration. We adopted the provisions of ASU 2014-09 Revenue from Contract with Customers (Topic 606) and the principal versus agent guidance within the new revenue standard. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenue when (or as) we satisfy a performance obligation. Customers may make payments to the Company either in advance or in arrears. If payment is made in advance, the Company will recognize a contract liability under prepayments from customers until which point the Company has satisfied the requisite performance obligations to recognize revenue. Our revenue for the year ended December 31, 2023 was the satellite service income and antenna equipment sold during the period.

Research and Development Costs
Research and development costs are charged to operating expenses as incurred. For the years ended December 31, 2023 and 2022, AERKOMM incurred $1,335,849 and $530,740 of research and development costs, respectively. For the six months periods ended June 30, 2024 and 2023, we incurred approximately $6,175 and $1,560,918 of research and development costs, respectively.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Adjustments to prior period’s income tax liabilities are added to or deducted from the current period’s tax provision.
We follow FASB guidance on uncertain tax positions and has analyzed its filing positions in all the federal, state and foreign jurisdictions where it is required to file income tax returns, as well as all open tax years in those jurisdictions. We file income tax returns in the US federal, state and foreign jurisdictions where it conducts business. It is not subject to income tax examinations by US federal, state and local tax authorities for years before 2016. We believe that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its consolidated financial position, results of operations, or cash flows. Therefore, no reserves for uncertain tax positions have been recorded. We do not expect unrecognized tax benefits to change significantly over the next twelve months.
Our policy for recording interest and penalties associated with any uncertain tax positions is to record such items as a component of income before taxes. Penalties and interest paid or received, if any, are recorded as part of other operating expenses in the consolidated statement of operations.
Foreign Currency Transactions
Foreign currency transactions are recorded in U.S. dollars at the exchange rates in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in income for the period.
Translation Adjustments
If a foreign subsidiary’s functional currency is the local currency, translation adjustments will result from the process of translating the subsidiary’s financial statements into the reporting currency of AERKOMM. Such adjustments are accumulated and reported under other comprehensive income (loss) as a separate component of stockholders’ equity.
Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include stock warrants and outstanding stock options, shares to be purchased by employees under our employee stock purchase plan.

Subsequent Events
The Company has evaluated events and transactions after the reported period up to September •, 2024, the date on which these unaudited condensed consolidated financial statements were available to be issued. All subsequent events requiring recognition as of June 30, 2024 have been included in these unaudited condensed consolidated financial statements.
Recent Accounting Pronouncements
Simplifying the Accounting for Debt with Conversion and Other Options.
In June 2020, the FASB issued ASU 2020-06 to simplify the accounting in ASC 470, Debt with Conversion and Other Options and ASC 815, Contracts in Equity’s Own Entity. The guidance simplifies the current guidance for convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. This ASU became effective beginning in the first quarter of AERKOMM’s fiscal year 2023. The amendments in this update must be applied on either full retrospective basis or modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. Adoption of this standard did not have a material effect on AERKOMM’s operating results.
Financial Instruments — Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which modifies the measurement of expected credit losses of certain financial instruments. In March 2022, the FASB issued ASU 2022-02 and eliminate the Troubled Debt Restructuring recognition and measurement guidance.
AERKOMM adopted the ASU on January 1, 2023 and the adoption of this standard did not have a material effect on AERKOMM’s operating results.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning in the first quarter of AERKOMM’s fiscal year 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The adoption of ASU 2019-12 did not have a significant impact on our unaudited condensed consolidated financial statements as of and for the twelve months period ended December 31, 2023. The adoption of ASU 2019-12 did not have a significant impact on our unaudited condensed consolidated financial statements as of and for the six months period ended June 30, 2024.
Earnings Per Share
In April 2021, the FASB issued ASU 2021-04, which included Topic 260 “Earnings Per Share”. This guidance clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021. The adoption of ASU 2021-04 did not have a significant impact on AERKOMM’s consolidated financial statements as of and for the year ended December 31, 2023. The adoption of ASU 2021-04 did not have a significant impact on the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024.
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, which included Topic 280 “Segment Reporting”. This guidance improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for all entities for fiscal years beginning after December 15, 2023. AERKOMM is currently evaluating the impact of adopting ASU 2023-07 on its consolidated financial statements.
Income Taxes
In December 2023, the FASB issued ASU 2023-09, which included Topic 740 “Income Taxes”. This guidance requires business entities to disclose additional information related to the income taxes. The ASU 2023-09 is effective for all entities for fiscal years beginning after December 15, 2024. AERKOMM is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements

MANAGEMENT OF AKOM PUBCO FOLLOWING THE BUSINESS COMBINATION
Board of Directors and Executive Officers
The following sets forth certain information, as of May 11, 2024, concerning the persons who are expected to serve as AKOM Pubco’s directors and executive officers following the Business Combination.
Name	Age	Position
Louis Giordimaina	67	Chief Executive Officer, Interim Chief Financial Officer and Director
Jeffrey Wun	59	President, Chief Technology Officer and Director
Georges Caldironi	67	Chief Operating Officer
Jeff T.C. Hsu	60	Director
Background and Business Experience
Board Composition
AKOM Pubco’s business and affairs will be managed under the direction of the AKOM Pubco Board. Following the Business Combination, the AKOM Pubco Board will remain declassified and the directors will be elected annually. Under the Merger Agreement, the parties thereto agreed that the AKOM Pubco Board will consist of seven (7) to nine (9) directors. Sponsor will have the right to designate two (2) directors prior to Closing, (i) one of whom will qualify as an independent director under the Securities Act and applicable exchange rules, as applicable and who will serve as a Class II Director and (ii) the other of whom will serve as a Class III Director. AERKOMM will have the right to designate four (4) directors in the case of a seven (7) director board and five (5) directors in the case of a nine (9) director board prior to Closing, two (2) of whom in the case of a seven (7) director board and three (3) of whom in the case of a nine (9) director board will qualify as independent directors under the Securities Act and applicable exchange rules, as applicable. Prior to Closing, Sponsor and AERKOMM will mutually agree upon one (1) director in the case of a seven (7) member board and two (2) directors in the case of a nine (9) member board, who will qualify as an independent director under the Securities Act and applicable exchange rules, as applicable. Pursuant to the IXAQ Certificate of Incorporation, the IXAQ’s Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving until the first annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving until the second annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving until the third annual meeting of IXAQ stockholders occurring after the Closing, such term effective from the Closing (and with any subsequent Class III Directors serving a three (3) year term).
Role of the Board in Risk Oversight
The AKOM Pubco Board will have extensive involvement in the oversight of risk management related to AKOM Pubco and its business and will accomplish this oversight through the regular reporting to the AKOM Pubco Board by the audit committee. The audit committee will represent the AKOM Pubco Board by periodically reviewing AKOM Pubco’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of AKOM Pubco business and summarize for the AKOM Pubco Board all areas of risk and the appropriate mitigating factors. In addition, the AKOM Pubco Board will receive periodic detailed operating performance reviews from management.
Board Committees
After the completion of the Business Combination, the standing committees of the AKOM Pubco Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The AKOM Pubco Board may from time to time establish other committees.

AKOM Pubco’s chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of AKOM Pubco’s activities and to assist in proper risk management and the ongoing evaluation of management controls. AKOM Pubco believes that the leadership structure of the AKOM Pubco Board will provide appropriate risk oversight of AKOM Pubco’s activities.
Audit Committee
Upon the completion of the Business Combination, AKOM Pubco is expected to have an audit committee, consisting of three directors, with [•] serving as the chairperson. Each member of the audit committee will qualify as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the AKOM Pubco Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the Nasdaq.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in AKOM Pubco’s proxy statement and to assist the AKOM Pubco Board in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) AKOM Pubco’s independent registered public accounting firm’s qualifications and independence, (4) the performance of AKOM Pubco’s internal audit function and (5) the performance of AKOM Pubco’s independent registered public accounting firm.
The AKOM Pubco Board will adopt a written charter for the audit committee which will be available on AKOM Pubco’s website upon the completion of the Business Combination.
Compensation Committee
Upon the completion of the Business Combination, AKOM Pubco is expected to have a compensation committee, consisting of three directors, with [•] serving as the chairperson.
The purpose of the compensation committee will be to assist the AKOM Pubco Board in discharging its responsibilities relating to (1) setting AKOM Pubco’s compensation program and compensation of its executive officers and directors, (2) monitoring AKOM Pubco’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in AKOM Pubco’s proxy statement under the rules and regulations of the SEC.
The AKOM Pubco Board will adopt a written charter for the compensation committee which will be available on AKOM Pubco’s website upon the completion of the Business Combination.
Nominating and Corporate Governance Committee
Upon the completion of the Business Combination, AKOM Pubco is expected to have a nominating and corporate governance committee, consisting of three directors, with [•] serving as the chairperson.
The purpose of the nominating and corporate governance committee will be to assist the AKOM Pubco Board in discharging its responsibilities relating to (1) identifying individuals qualified to become AKOM Pubco Board members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the AKOM Pubco Board select, the director nominees for the next annual meeting of stockholders, (3) identifying AKOM Pubco Board members qualified to fill vacancies on any AKOM Pubco Board committee and recommending that the AKOM Pubco Board appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the AKOM Pubco Board corporate governance principles applicable to AKOM Pubco, (5) overseeing the evaluation of the AKOM Pubco Board and management and (6) handling such other matters that are specifically delegated to the committee by the AKOM Pubco Board from time to time.
The AKOM Pubco Board will adopt a written charter for the nominating and corporate governance committee which will be available on AKOM Pubco’s website upon completion of the Business Combination.

Code of Business Conduct
AKOM Pubco will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on AKOM Pubco’s website upon the completion of the Business Combination. AKOM Pubco’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that AKOM Pubco’s Internet website address is provided as an inactive textual reference only. AKOM Pubco will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.
Compensation Committee Interlocks and Insider Participation
None of the officers of IXAQ currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the IXAQ Board.
Independence of the Board of Directors
Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. IXAQ and AERKOMM will ensure, based upon information that will be requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, AERKOMM has determined that [           ], representing a majority of AKOM Pubco’s [•] directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

EXECUTIVE COMPENSATION OF AERKOMM
Unless the context requires otherwise, references to “AERKOMM,” “we,” “us,” “our” and “the Company” in this section are to the business and operations of AERKOMM prior to the Business Combination and the business and operations of AKOM Pubco as directly or indirectly affected by AERKOMM by virtue of AKOM Pubco’s ownership of the business of AERKOMM following the Business Combination.
This section discusses the material components of the executive compensation program for (i) the individual who served as our principal executive officer during fiscal year 2023; and (ii) our next two most highly compensated executive officers who earned more than $100,000 during fiscal year 2023 and were serving as executive officers as of December 31, 2023.We refer to these individuals as our “named executive officers.”
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2022 and December 31, 2023:
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Louis Giordimaina, Chief Executive Officer and Interim Chief Financial Officer(2)	2023	584,672	1,117,573	28,692	1,730,937
	2022	567,999	460,157	71,088	1,099,244
Georges Caldironi(3)	2023	324,818	—	—	324,818
	2022	265,066	522,000	33,648	820,714
Jeffrey Wun, President and Chief Technology Officer(4)	2023	384,000	1,869,980	—	2,253,980
	2022	192,301	—	—	192,301

(1)
These amounts shown represent the aggregate grant date fair value for options granted to the named executive officers computed in accordance with FASB ASC Topic 718.

(2)
Mr. Giordimaina, a former consultant to AERKOMM, became a full-time employee on May 25, 2018 and was appointed, as of that date, Chief Operating Officer — Aviation. On March 22, 2020, Mr. Giordimaina was appointed as Chief Executive Officer of AERKOMM. On August 29, 2022, Mr. Giordimaina was also appointed as interim Chief Financial Officer.

(3)
Mr. Caldironi, a former consultant to AERKOMM, became a full-time employee and was appointed as Chief Operating Officer on March 22, 2020. The option awards were granted to AA Twins, which is controlled by Mr. Caldironi, according to the consulting agreement.

(4)
Mr. Wun has served as AERKOMM’s President since December 31, 2017 and as Chief Technology Officer since March 22, 2020.

Outstanding Equity Awards Fiscal Year Ended December 31, 2023 and 2022
As of December 31, 2023 and 2022, Mr. Wun had options outstanding and exercisable for 23,141 and 23,141 shares of our common stock at an average exercise price of $9.66 and $9.66 per share, respectively. As of December 31, 2022 and December 31, 2021, Mr. Giordimaina had options outstanding and exercisable for 366,099 and 291,099 shares of our common stock at an average exercise price of $6.56 and $6.21 per share. As of December 31, 2022 and 2021, Mr. Caldironi had options outstanding and exercisable for 99,676 and 24,676 shares of our common stock at an average exercise price of $8.91 and $8.82 per share, respectively. As of December 31, 2022 and 2021, Mr. Lin had options outstanding and exercisable for 19,605 and 19,605 shares of our common stock at an average exercise price of $10.33 and $10.33 per share, respectively.
	Option Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Louis Giordimaina	December 31, 2023	18,750	—	—	$2.58	12/01/2033
	December 31, 2023	18,750	—	—	$2.58	09/01/2033
	December 31, 2023	351,500	—	—	$2.59	06/13/2033
	December 31, 2023	18,750	—	—	$2.89	06/01/2033
	December 31, 2023	18,750	—	—	$3.00	03/01/2033
	December 31, 2022	18,750	—	—	$4.26	12/01/2032
	December 31, 2022	18,750	—	—	$6.42	09/01/2032
	December 31, 2022	18,750	—	—	$8.94	06/01/2032
	December 31, 2022	18,750	—	—	$12.10	03/01/2032
	December 31, 2022	18,750	—	—	$2.72	12/01/2031
	December 31, 2022	150,000	—	—	$3.89	10/21/2031
	December 31, 2022	18,750	—	—	$4.12	09/01/2031
	December 31, 2022	43,599	—	—	$8.30	12/11/2030
	December 31, 2022	30,000	—	—	$3.96	07/02/2029
	December 31, 2022	30,000	—	—	$20.50	05/25/2028
	December 31, 2021	18,750	—	—	$2.72	12/01/2031
	December 31, 2021	150,000	—	—	$3.89	10/21/2031
	December 31, 2021	18,750	—	—	$4.12	09/01/2031
	December 31, 2021	43,599	—	—	$8.30	12/11/2030
	December 31, 2021	30,000	—	—	$3.96	07/02/2029
	December 31, 2021	30,000	—	—	$20.50	05/25/2028
Georges Caldironi	December 31, 2022	75,000	—	—	$8.94	06/01/2032
	December 31, 2022	2,000	—	—	$9.90	12/31/2031
	December 31, 2022	2,000	—	—	$7.25	12/29/2030
	December 31, 2022	18,676	—	—	$8.30	12/11/2030
	December 31, 2022	2,000	—	—	$14.20	02/29/2030
	December 31, 2021	2,000	—	—	$9.90	12/31/2031
	December 31, 2021	2,000	—	—	$7.25	12/29/2030

	Option Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
	December 31, 2021	18,676	—	—	$8.30	12/11/2030
	December 31, 2021	2,000	—	—	$14.20	02/29/2030
Jeffrey Wun	December 31, 2023	722,000	—	—	$2.59	06/13/2033
	December 31, 2022	14,141	—	—	$8.30	12/11/2030
	December 31, 2022	6,000	—	—	$3.96	07/02/2029
	December 31, 2022	3,000	—	—	$27.50	06/23/2027
	December 31, 2021	14,141	—	—	$8.30	12/11/2030
	December 31, 2021	6,000	—	—	$3.96	07/02/2029
	December 31, 2021	3,000	—	—	$27.50	06/23/2027
Executive Compensation Arrangements
Other than the annual compensation, bonus and equity incentive awards described above, AERKOMM has no other executive compensation, change in control or similar agreements or arrangements.
AKOM Pubco Equity Incentive Plan
Prior to the Closing Date, IXAQ intends to adopt the AKOM Pubco Equity Incentive Plan, subject to shareholder approval at the extraordinary general meeting. This section summarizes certain principal features of the AKOM Pubco Equity Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the AKOM Pubco Equity Incentive Plan.
The AKOM Pubco Equity Incentive Plan is a comprehensive incentive compensation plan under which AKOM Pubco can grant equity-based and other incentive awards to its officers, employees, directors, consultants and advisers. The purpose of the AKOM Pubco Equity Incentive Plan is to help AKOM Pubco attract, motivate and retain such persons with awards under the AKOM Pubco Equity Incentive Plan and thereby enhance shareholder value.
Director Compensation
Directors who are also our employees receive no separate compensation for serving as directors or as members of committees of our board of directors. Consequently, during the year ended December 31, 2023, Jeffrey Wunand Louis Giordimaina did not receive any compensation for their services as directors. The compensation disclosed in the “Summary Compensation Table” above represents the total compensation for Jeffrey Wun and Louis Giordimaina.
Our independent non-employee directors are compensated in cash and stock option grants. We have entered into independent director agreements with Richmond Akumiah, Raymond Choy and Colin Lim. Under the terms of these independent director agreements, we have agreed to pay the independent directors an annual cash fee of $20,000, paid quarterly in four equal installments, commencing in the first quarter following closing of our public offering, and an additional $5,000 cash compensation fee for serving as board of directors committee chairmen. We commenced payment of these fees on September 30, 2018.
Each independent director received an initial, fully vested stock option to purchase 4,000 shares of our common stock. If the director is still a member of the board of directors and continues to serve as a non-employee director immediately following each annual meeting of our stockholders, the director will be automatically granted an additional option to purchase 4,000 shares of our common stock as of the date of each such annual meeting. These additional option grants will vest and become exercisable in twelve (12) equal monthly installments over the first year following the date of grant, subject to the director continuing in service on the board of directors through each such vesting date. The per share exercise price of each option granted to the independent director will equal 100% of the fair market value (as defined by the board of directors) of a share of our common stock on the date the option is granted, and the term of each stock option granted to the director will be ten (10) years from the date of grant.
We purchased a Directors and Officers Liability Insurance with coverage up to an aggregate maximum of $3 million commencing promptly upon the final closing of our prior public offering, and to reimburse the independent directors for pre-approved reasonable business expenses incurred by them. In November 2019, with the approval of the board, we purchased a directors and officers liability insurance with $5 million coverage effective November 25, 2019. In November 2020, we renewed and increased the Directors and Officers Liability Insurance with $10 million coverage effective November 25, 2020 and subsequently reduced the coverage to $6 million to conserve expenses. In December 2021, we decided not to renew this coverage, to further reduce our insurance expenses, and this policy has been terminated.
Our non-employee directors received the following compensation during the year ended December 31, 2023:
Name	Fees Earned or Paid in Cash $	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Richmond Akumiah	0	20,000 shares	0	[•]
Raymond Choy	0	20,000 shares	0	[•]
Colin Lim	0	20,000 shares	0	[•]

(1)
These amounts shown represent the aggregate grant date fair value for options granted to the named independent director computed in accordance with FASB ASC Topic 718.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of IXAQ Ordinary Shares as of [•], 2024, which is prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of shares of AKOM Pubco Common Stock immediately following consummation of the Business Combination (assuming a “no additional redemptions” scenario and assuming a “maximum redemptions” scenario as described below) by:
•
each person who is known to be the beneficial owner of more than 5% of IXAQ Ordinary Shares and is expected to be the beneficial owner of more than 5% of shares of AKOM Pubco Common Stock post-Business Combination;

•
each of IXAQ’s current executive officers and directors;

•
each person who will become an executive officer or director of AKOM Pubco post-Business Combination; and

•
all executive officers and directors of IXAQ as a group pre-Business Combination, and all executive officers and directors of AKOM Pubco as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of [•], 2024 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the closing of the Business Combination. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
The beneficial ownership of IXAQ Ordinary Shares pre-Business Combination is based on [•] IXAQ Ordinary Shares issued and outstanding as of [•], 2024.
The expected beneficial ownership of shares of AKOM Pubco Common Stock post-Business Combination assumes two scenarios:
•
a “no additional redemptions” scenario where (i) no further IXAQ Class A Ordinary Shares are redeemed in connection with the Business Combination and (ii) based on AERKOMM’s balance of capital stock as of December 31, 2023, AKOM Pubco issues [•] shares of AKOM Pubco Common Stock to AERKOMM Securityholders in the Merger; and

•
a “maximum redemptions” scenario where (i) [•] Public Shares, or approximately [•]% of the outstanding Public Shares and 100% of all Public Shares are redeemed in connection with the Business Combination for an aggregate payment of approximately $[•]million from the Trust Account at a redemption price of approximately $[•] per share and (ii) based on AERKOMM’s balance of capital stock as of [•], 2024, Pubco issues [•] shares of AKOM Pubco Common Stock to AERKOMM Securityholders in the Merger.

Based on the foregoing assumptions and AERKOMM’s balance of capital stock as of [•], 2024, we estimate that there would be [•] shares of Pubco Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no additional redemptions” scenario, and [•] shares of AKOM Pubco Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemptions” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.
Unless otherwise indicated, IXAQ believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination		Post-Business Combination
	Number of IXAQ Ordinary Shares(2)	% of IXAQ Ordinary Shares	Assuming No Additional Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)			Number of Shares of AKOM Pubco Common Stock	%	Number of Shares of AKOM Pubco Common Stock	%
5% Holders

Directors and Executive Officers Pre-Business Combination

All IXAQ directors and executive officers as a group (individuals)						%
Directors and Executive Officers Post-Business Combination						%

All Pubco directors and executive officers as a group ([•] individuals)	—	—				%

*
Less than one percent

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
IX Acquisition Corp.
On March 11, 2021, IXAQ’s sponsor purchased an aggregate of 5,750,000 Founder Shares for a purchase price of $25,000, or approximately $0.004 per share. October 12, 2021, the sponsor transferred an aggregate of 1,747,879 Founder Shares to the anchor investors for their purchase of the IXAQ Units in the Initial Public Offering. Our sponsor currently owns approximately 47% of our outstanding ordinary shares.
Our sponsor, Cantor and Odeon purchased an aggregate of 7,150,000 Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,150,000 in the aggregate, in a private placement that closed simultaneously with the closing of the Initial Public Offering. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares or Private Placement Warrants, which will expire worthless if we do not consummate a business combination within the allotted 18-month period.
If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us, subject to his or her fiduciary duties under Cayman Islands law. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us, in accordance with applicable laws.
Our sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to (except in the case of the Committed Sponsor Loans), loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans (which amount includes the Committed Sponsor Loans) may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the initial holders. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. Marcum LLP, our independent registered public accounting firm, and the underwriters of the offering, will not execute agreements with us waiving such claims to the monies held in the Trust Account.
After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
Registration Rights
The holders of Founder Shares and Private Placement Warrants will be entitled to registration rights pursuant to a registration rights agreement signed on October 6, 2021. The holders of these securities are entitled to make up to three demands, excluding short form demands, that IXAQ register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion IXAQ’s initial business combination. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, on the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property, and (ii) in the case of the Private Placement Warrants, and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of our initial business combination. We have granted Cantor and Odeon or their designees or affiliates certain registration rights relating to the Underwriters Private Placement Warrants. The underwriters may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement relating to the Initial Public Offering and may not exercise demand rights on more than one occasion. IXAQ will bear the expenses incurred in connection with the filing of any such registration statements.
In connection with the Business Combination, the registration rights agreement will be amended and restated. For additional information, see “Business Combination Proposal — Related Agreements — Amended and Restated Registration Rights Agreement.”
Administrative Services
On October 6, 2021, IXAQ entered into an agreement with IX Services, to pay up to $10,000 per month for office space, secretarial and administrative services. Upon completion of a Business Combination or IXAQ’s liquidation, IXAQ will cease paying these monthly fees; however, IX Services waived these fees for the three and six months ended June 30, 2024 and 2023.
Related Party Loans
The Sponsor has committed to loan IXAQ an aggregate of up to $1,400,000 for working capital purposes (“Committed Sponsor Loans”), at IXAQ’s request, on or after January 15, 2022. Such Committed Sponsor Loans will be convertible into Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or up to $1,400,000 in the aggregate. In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of IXAQ’s officers and directors may, but are not obligated to (except in the case of the Committed Sponsor Loans), loan IXAQ additional funds as may be required on a non-interest basis (together with the Committed Sponsor Loans, the “Working Capital Loans”). If IXAQ completes an initial Business Combination, IXAQ would repay any such Working Capital Loans. In the event that the initial Business Combination does not close, IXAQ may use a portion of the working capital held outside the Trust Account to repay any such Working Capital Loans but no proceeds from the Trust Account would be used for such repayment. Up to $1,400,000 of such loans (which amount includes the Committed Sponsor Loans) may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of June 30, 2024 and December 31, 2023, there were no borrowings under any Working Capital Loans.

In connection with the Contribution and advances the Sponsor may make in the future to IXAQ for working capital expenses, on April 13, 2023, IXAQ issued the Extension Promissory Note to the Sponsor with a principal amount up to $1 million. The Extension Promissory Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Business Combination, or (b) the date IXAQ’s liquidation. If IXAQ does not consummate an initial Business Combination within the Combination Period, the Extension Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon maturity, the outstanding principal of the Extension Promissory Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Sponsor. Such warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement. The Contribution and any drawdowns in connection with the Extension Promissory Note are subject to unanimous written consent of the Board of Directors and the consent of the Sponsor.
On September 8, 2023, IXAQ issued the Amended and Restated Extension Promissory Note in the principal amount of up to $2.5 million to the Sponsor, to amend and restate the Extension Promissory Note. The Amended and Restated Extension Promissory Note was issued in connection with advances the Sponsor may make, in its discretion, to IXAQ for working capital expenses. The Amended and Restated Extension Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which IXAQ consummates its initial Business Combination and (ii) the date of IXAQ’s liquidation.
On April 18, 2024, IXAQ amended and restated the convertible promissory note, dated as of September 8, 2023, previously issued to Sponsor, to increase the aggregate principal amount to up to $3,500,000 (as amended and restated, the “Note”). The Note was issued in connection with advances the Sponsor may make, in its discretion, to IXAQ for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which IXAQ consummates its initial business combination and (ii) the date of the liquidation of IXAQ.
On September 20, 2024 IXAQ amended and restated the convertible promissory note, dated as of April 18, 2024, previously issued to the Sponsor, to increase the aggregate principal amount to up to $4,500,000 (as amended and restated, the “Note”). The Note was issued in connection with advances the Sponsor may make, in its discretion, to IXAQ for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date of the liquidation of IXAQ.
At the election of the Sponsor, up to $1,500,000 of the unpaid principal balance under the Note may be converted into Conversion Warrants at the price of $1.00 per warrant. Such Conversion Warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement.
As of June 30, 2024 and December 31, 2023, IXAQ had a total of $3,103,268 and $1,889,768 drawn on the Extension Promissory Note, respectively. In accordance with ASC 815 IXAQ analyzed the fair value of the derivative included in the conversion options and determined its value at zero since inception of each advance under the note.
AERKOMM Inc.
Aerkomm has an extensive relationship with Ejectt Inc., a Taiwanese company. Through Aerkomm Taiwan Inc. and Aircom Taiwan LLC, Aerkomm holds over 9% of the issued and outstanding shares of Ejectt, making it the largest shareholder of Ejectt. Albert Hsu, a member of the Company’s board of directors, is the Chairman of Ejectt and the statutory representative under Taiwanese law of Ejectt shareholder Aerkomm Taiwan. Another of Ejectt’s four directors is the statutory representative under Taiwanese law of Ejectt shareholder Aircom Taiwan, and the remaining two directors of Ejectt are the statutory representatives of MaoShuen Investment Limited and Well Thrive Limited, both of which are owned by Sheng-Chun Chang, a major shareholder of Aerkomm.
Aerkomm Taiwan has entered into a merger agreement with Ejectt and the shareholders of each company have approved the merger, with consummation of the merger being subject to review and approval by the Taiwan Department of Investment Review.
On December 3, 2020, the Company entered into three separate stock purchase agreements with three individuals to purchase an aggregate of 6,000,000 shares of Ejectt (then called YuanJiu Inc.). This transaction was for investment and business purposes in Taiwan relating to then customer AirCinema Cube. Ejectt was at the time a listed company on the Taiwan Stock Exchange and a local business partner of the Company. On March 24, 2021, the Company purchased additional 2,000 shares of Ejectt’s common stock.
On June 17, 2023, Aerkomm Taiwan appointed Ejectt as its exclusive sales agent in Taiwan, In collaboration with Ejectt, and through Aerkomm Taiwan, the Company successfully secured the first stage bid for the verification project titled “Emerging Technology Application for Enhancing Communication Network Resilience in Emergencies or War” from the Taiwan Telecom Technology Center (TTC) on August 9, 2023. The extensive network setup we proposed, “Asynchronous Satellite Network Leasing and Transmission Service Procurement Project,” is designed to validate the effectiveness of the heterogeneous resilient network architecture. All of the Company’s revenues for 2023 derived from sales to Ejectt.
On July 28, 2023, we and Ejectt signed a non-binding letter of intent with respect to a possible merger between Aerkomm Taiwan and Ejectt. At a January 30, 2024 meeting of the shareholders of Aerkomm Taiwan, the shareholders approved pursuing a merger with Ejectt, under which Aerkomm Taiwan would be the surviving company. At a May 23, 2024 meeting of the shareholders of Aerkomm Taiwan, the shareholders approved the terms of a merger plan and agreement and its being signed by the chairperson of Aerkomm Taiwan. On the same day, the shareholders of Ejectt approved the proposed merger and the merger agreement was then signed by the parties. Under the merger agreement and contingent on the merger’s receiving necessary governmental approvals, the merger will be consummated and the surviving company of the merger will be Aerkomm Taiwan.
Because Aerkomm Taiwan has foreign (non-Taiwanese) shareholders (Aerkomm holds 49% of the outstanding shares of Aerkomm Taiwan) for the merger to become legally effective under Taiwanese law, it must be approved by the Taiwan Department of Investment Review. Aerkomm and Ejectt submitted an application to the Department of Investment Review on July 10, 2024. Reviews by the Department of Investment Review often take four to six months and possibly longer, may require extensive inquiries and requests for further information by the Department of Investment Review, and sometimes result in denial of approval. Consequently, Aerkomm cannot assure that the merger will be approved or, if approved, when the approval may be granted.
Indemnification
AERKOMM’s articles of incorporation and bylaws provide that AERKOMM will indemnify its directors and officers to the fullest extent permitted by Nevada state law. In addition, AERKOMM has entered into indemnification agreements with the current AERKOMM Board and executive officers.
Policies and Procedures for Related Persons Transactions
Effective upon the consummation of the Business Combination, the AKOM Pubco Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000 (or, for so long as we remain a “smaller reporting company” the lesser of (i) $120,000 and (ii) 1% of our average total assets of the two completed fiscal years), and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
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any person who is, or at any time during the applicable period was, one of AKOM Pubco’s executive officers or directors;

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any person who is known by the post-combination company to be the beneficial owner of more than 5% of AKOM Pubco voting stock;

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any immediate family member of any of the foregoing persons, which means any child, stepchild, IXAQ, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of

AKOM Pubco’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of AKOM Pubco’s voting stock; and
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any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

AKOM Pubco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
IXAQ is an exempted company incorporated under the Companies Act. The Companies Act and the Cayman Constitutional Documents govern the rights of its shareholders. The Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of AKOM Pubco, your rights will differ in some regards as compared to when you were a shareholder of IXAQ.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of IXAQ and AKOM Pubco according to applicable law or the organizational documents of IXAQ and AKOM Pubco.
This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of IXAQ, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B-1, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex B-2. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Companies Act, to understand how these laws apply to AKOM Pubco and IXAQ, respectively.
Provision	Delaware	Cayman Islands
Applicable Legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) of the Cayman Islands
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of all outstanding shares.
Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
All mergers (other than parent/subsidiary mergers) require shareholder approval-there is no exception for smaller mergers.
Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.
A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under the Companies Act and IXAQ’s amended and restated memorandum and articles of association, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Provision	Delaware	Cayman Islands
General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No similar provision
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.
Appraisal Rights
Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.
Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.
Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Provision	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Advisory Organizational Documents Proposal 5B).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
Number of Directors	The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances. A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors of IXAQ owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Provision	Delaware	Cayman Islands
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

DESCRIPTION OF AKOM PUBCO SECURITIES
The following summary sets forth the material terms of AKOM Pubco’s securities following the completion of the Proposed Transaction. The following summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to the Proposed Charter, a form of which is attached as Annex B-1 to this proxy statement/prospectus, and the Proposed Bylaws, a form of which is attached as Annex B-2 to this proxy statement/prospectus. AKOM Pubco urges you to read the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of AKOM Pubco’s securities following the Business Combination.
Authorized and Outstanding Stock
The Proposed Charter will authorize the issuance of 160,000,000 shares, consisting of:
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150,000,000 shares of AKOM Pubco Common Stock; and

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10,000,000 shares of preferred stock, par value $0.0001 per share (“AKOM Pubco Preferred Stock”).

Common Stock
Upon completion of the Business Combination, AKOM Pubco expects that there will be [•] shares of AKOM Pubco Common Stock outstanding, assuming that no IXAQ Class A Ordinary Shares are redeemed in connection with the Business Combination, and not including shares reserved for issuance upon the exercise of AERKOMM Options and AERKOMM Convertible Notes being assumed by IXAQ in the Proposed Transaction. All shares of AKOM Pubco Common Stock are fully paid and non-assessable.
Voting rights.   Each holder of AKOM Pubco Common Stock is entitled to one vote for each share of AKOM Pubco Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of AKOM Pubco Common Stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class.
Dividend Rights.   Subject to preferences that may be applicable to any outstanding AKOM Pubco Preferred Stock, the holders of shares of AKOM Pubco Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the AKOM Pubco Board out of funds legally available for such purposes.
Liquidation Rights.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of AKOM Pubco’s affairs, the holders of AKOM Pubco Common Stock are entitled to share ratably in all assets remaining after payment of AKOM Pubco’s debts and other liabilities, subject to prior distribution rights of AKOM Pubco Preferred Stock or any class or series of stock having a preference over the AKOM Pubco Common Stock, then outstanding, if any.
Other rights.   The holders of AKOM Pubco Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to AKOM Pubco Common Stock. The rights, preferences and privileges of holders of AKOM Pubco Common Stock will be subject to those of the holders of any shares of AKOM Pubco Preferred Stock that AKOM Pubco may issue in the future.
Preferred Stock
No shares of AKOM Pubco Preferred Stock will be issued or outstanding immediately after the completion of the Proposed Transaction. The Proposed Charter will authorize the AKOM Pubco Board to establish one or more series of AKOM Pubco Preferred Stock. Unless required by law or any stock exchange, the authorized shares of AKOM Pubco AKOM Preferred Stock will be available for issuance without further action by the holders of AKOM Pubco Common Stock. The AKOM Pubco Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of AKOM Pubco Preferred Stock. The issuance of AKOM Pubco Preferred Stock may have the effect of delaying, deferring or preventing a change in control of AKOM Pubco without further action by the stockholders. Additionally, the issuance of AKOM Pubco Preferred Stock may adversely affect the holders of AKOM Pubco Common Stock by restricting dividends on the AKOM Pubco Common Stock, diluting the voting power of the AKOM Pubco Common Stock or subordinating the liquidation rights of the AKOM Pubco Common Stock. As a result of these or other factors, the issuance of AKOM Pubco Preferred Stock could have an adverse impact on the market price of the AKOM Pubco Common Stock, restricting dividends on AKOM Pubco’s capital stock, diluting the voting power of AKOM Pubco Common Stock, impairing the liquidation rights of AKOM Pubco’s capital stock, or delaying or preventing a change in control of AKOM Pubco. At present, there are no plans to issue any AKOM Pubco Preferred Stock.
Redemption Procedures
In the event that AKOM Pubco determines to redeem the Public Warrants when the closing price of the shares of Pubco Common Stock equals or exceeds $18.00 per share or $10.00 per share, pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, respectively, AKOM Pubco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by AKOM Pubco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Beneficial Ownership Limitations
A holder of an AKOM Pubco Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the AKOM Pubco Common Stock outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.   If the number of outstanding shares of AKOM Pubco Common Stock is increased by a share capitalization payable in shares of AKOM Pubco Common Stock, or by a sub-division of shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of shares of AKOM Pubco Common Stock issuable on exercise of each AKOM Pubco Warrant will be increased in proportion to such increase in the outstanding shares. A rights offering made to all or substantially all holders of securities entitling holders to purchase shares of AKOM Pubco Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares equal to the product of (i) the number of shares of AKOM Pubco Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for AKOM Pubco Common Stock) and (ii) the quotient of (x) the price per share of AKOM Pubco Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Pubco Common Stock, in determining the price payable for AKOM Pubco Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of AKOM Pubco Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of AKOM Pubco Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if AKOM Pubco, at any time while the AKOM Pubco Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Pubco Common Stock on account of such AKOM Pubco Common Stock (or other securities into which the AKOM Pubco Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the AKOM Pubco Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of AKOM Pubco Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of AKOM Pubco Common Stock in respect of such event.
If the number of outstanding shares of AKOM Pubco Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of AKOM Pubco Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of AKOM Pubco Common Stock issuable on exercise of each AKOM Pubco Warrant will be decreased in proportion to such decrease in outstanding shares of AKOM Pubco Common Stock.
Whenever the number of shares of AKOM Pubco Common Stock purchasable upon the exercise of the AKOM Pubco Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of AKOM Pubco Common Stock (other than those described above or that solely affects the par value of such shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of AKOM Pubco Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the AKOM Pubco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the AKOM Pubco Warrants and in lieu of the AKOM Pubco Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the AKOM Pubco Warrants would have received if such holder had exercised their AKOM Pubco Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Pubco Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding AKOM Pubco Common Stock, the holder of an Pubco Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the AKOM Pubco Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the AKOM Pubco Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. If less than 70% of the consideration receivable by the holders of AKOM Pubco Common Stock in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the AKOM Pubco Warrants when an extraordinary transaction occurs during the exercise period of the AKOM Pubco Warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the AKOM Pubco Warrants.
The AKOM Pubco Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and IXAQ. The Warrant Agreement provides that the terms of the AKOM Pubco Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the AKOM Pubco Warrants and the Warrant Agreement, (ii) adjusting the provisions relating to cash dividends on shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the AKOM Pubco Warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, 50% of the then outstanding Private Placement Warrants. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the AKOM Pubco Warrants.
The AKOM Pubco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of AKOM Pubco Common Stock and any voting rights until they exercise their warrants and receive shares of AKOM Pubco Common Stock. After the issuance of shares of Pubco Common Stock upon exercise of the AKOM Pubco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the AKOM Pubco Warrants. If, upon exercise of the AKOM Pubco Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of AKOM Pubco Common Stock to be issued to the warrant holder.
Exclusive Forum
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, which may discourage such lawsuits and result in increased costs to warrant holders to bring a lawsuit. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board.
Warrants
Public Warrants
Each whole AKOM Pubco Warrant will entitle the registered holder to purchase one share of AKOM Pubco Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing, provided that AKOM Pubco has an effective registration statement under the Securities Act covering the AKOM Pubco Common Stock issuable upon exercise of AKOM Pubco Warrants and a current prospectus relating to them is available (or AKOM Pubco permits holders to exercise their AKOM Pubco Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares of AKOM Pubco Common Stock are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its AKOM Pubco Warrants only for a whole number of shares of AKOM Pubco Common Stock. This means only a whole AKOM Pubco Warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The AKOM Pubco Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
AKOM Pubco will not be obligated to deliver any shares of AKOM Pubco Common Stock pursuant to the exercise of an AKOM Pubco Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of AKOM Pubco Common Stock underlying the AKOM Pubco Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No AKOM Pubco Warrants will be exercisable and AKOM Pubco will not be obligated to issue a share of AKOM Pubco Common Stock upon exercise of an AKOM Pubco Warrant unless the AKOM Pubco Comon Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an AKOM Pubco Warrant, the holder of such AKOM Pubco Warrant will not be entitled to exercise such AKOM Pubco Warrant and such AKOM Pubco Warrant may have no value and expire worthless. In no event will AKOM Pubco be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such AKOM Pubco Warrant will have paid the full purchase price for the unit solely for the shares of AKOM Pubco Comon Stock underlying such unit.
IXAQ is registering the AKOM Pubco Common Stock issuable upon exercise of the AKOM Pubco Warrants in the registration statement of which this proxy statement/prospectus forms a part because the AKOM Pubco Warrants will become exercisable 30 days after the Closing. However, because the AKOM Pubco Warrants will be exercisable until their expiration date of up to five years after the Closing, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the Closing, under the terms of the Warrant Agreement, IXAQ has agreed that, as soon as practicable, but in no event later than 15 business days, after the Closing, IXAQ will use its best efforts to file with the SEC a post-effective amendment to the registration statement of which the proxy statement/prospectus forms a part or a new registration statement covering the registration under the Securities Act of the AKOM Pubco Common Stock issuable upon exercise of the AKOM Pubco Warrants and thereafter AKOM Pubco will use its best efforts to cause the same to become effective and to maintain the effectiveness of such post-effective amendment or registration statement, and a current prospectus relating thereto, until the expiration or redemption of the AKOM Pubco Warrants in accordance with the provisions of the Warrant Agreement. If such post-effective amendment or registration statement covering the AKOM Pubco Common Stock issuable upon exercise of the AKOM Pubco Warrants is not effective by the sixtieth (60th) business day after the Closing, warrant holders may, until such time as there is an effective post-effective amendment or registration statement and during any period when AKOM Pubco will have failed to maintain an effective registration statement, exercise AKOM Pubco Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the AKOM Pubco Common Stock is at the time of any exercise of an AKOM Pubco Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, AKOM Pubco may, at its option, require holders of AKOM Pubco Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event AKOM Pubco so elects, AKOM Pubco will not be required to file or maintain in effect a registration statement, and in the event AKOM Pubco does not so elect, AKOM Pubco will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the AKOM Pubco Warrants for that number of shares of AKOM Pubco Common Stock equal to (A) the quotient obtained by dividing (x) the product of the number of shares of AKOM Pubco Common Stock underlying the AKOM Pubco Warrants, multiplied by the excess of the “fair market value” (as defined below) over the exercise price of the AKOM Pubco Warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the average reported closing price of the AKOM Pubco Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holder of the AKOM Pubco Warrants.
Redemption of AKOM Pubco Warrants for cash
Once the AKOM Pubco Warrants become exercisable, AKOM Pubco may call the AKOM Pubco Warrants for redemption for cash:
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

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if, and only if, the closing price of the shares of AKOM Pubco Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of an AKOM Pubco Warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders (which we refer to as the “Reference Value”).

AKOM Pubco will not redeem the AKOM Pubco Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of AKOM Pubco Common Stock issuable upon exercise of the AKOM Pubco Warrants is then effective and a current prospectus relating to those shares of AKOM Pubco Common Stock is available throughout the 30-day redemption period. If and when the AKOM Pubco Warrants become redeemable, AKOM Pubco may exercise its redemption right even if AKOM Pubco is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of our initial business combination as described elsewhere in this prospectus) as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption procedures and cashless exercise
If AKOM Pubco call the AKOM Pubco Warrants for redemption as described above under “— Redemption of AKOM Pubco Warrants for cash”, AKOM Pubco will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their AKOM Pubco Warrants on a “cashless basis,” AKOM Pubco will consider, among other factors, its cash position, the number of AKOM Pubco Warrants that are outstanding and the dilutive effect on AKOM Pubco’s shareholders of issuing the maximum number of shares of AKOM Pubco Common Stock issuable upon the exercise of AKOM Pubco Warrants. If AKOM Pubco takes advantage of this option, all holders of AKOM Pubco Warrants would pay the exercise price by surrendering their AKOM Pubco Warrants for that number of shares of AKOM Pubco Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of AKOM Pubco Common Stock underlying AKOM Pubco Warrants, multiplied by the excess of the “fair market value” of shares of AKOM Pubco Common Stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the shares of AKOM Pubco Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If AKOM Pubco takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of AKOM Pubco Common Stock to be received upon exercise of AKOM Pubco Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. AKOM Pubco believes this feature is an attractive option to it if AKOM Pubco does not need the cash from the exercise of the AKOM Pubco Warrants after the Closing. If AKOM Pubco call AKOM Pubco Warrants for redemption and AKOM Pubco does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their AKOM Pubco Warrants on a cashless basis, as described in more detail below.
A holder of an AKOM Pubco Warrant may notify AKOM Pubco in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such AKOM Pubco Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of AKOM Pubco Common Stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of AKOM Pubco Common is increased by a share capitalization or share dividend payable in shares of AKOM Pubco Common, or by a split-up of ordinary shares or other similar event, then, on the effective date of such share capitalization or share dividend, split-up or similar event, the number of shares of AKOM Pubco Common issuable on exercise of each AKOM Pubco Warrant will be increased in proportion to such increase in the outstanding shares of AKOM Pubco Common Stock. A rights offering made to all or substantially all holders of shares of AKOM Pubco Common Stock entitling holders to purchase shares of AKOM Pubco Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of AKOM Pubco Common Stock equal to the product of (i) the number of shares of AKOM Pubco Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of AKOM Pubco Common Stock) and (ii) one minus the quotient of (x) the price per share of AKOM Pubco Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of AKOM Pubco Common Stock, in determining the price payable for shares of AKOM Pubco Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of AKOM Pubco Common Stock shares as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of AKOM Pubco Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
If the number of outstanding shares of AKOM Pubco Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of AKOM Pubco Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of AKOM Pubco Common Stock issuable on exercise of each AKOM Pubco Warrant will be decreased in proportion to such decrease in outstanding shares of AKOM Pubco Common Stock.
Whenever the number of shares of AKOM Pubco Common Stock purchasable upon the exercise of AKOM Pubco Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of AKOM Pubco Common Stock (other than those described above or that solely affects the par value of such shares of AKOM Pubco Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of AKOM Pubco Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the AKOM Pubco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the AKOM Pubco Warrants and in lieu of the shares of AKOM Pubco Common Stock ( immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the AKOM Pubco Warrants would have received if such holder had exercised their AKOM Pubco Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of AKOM Pubco Common Stock in such a transaction is payable in the form of Class A ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the AKOM Pubco Warrants when an extraordinary transaction occurs during the exercise period of the AKOM Pubco Warrants pursuant to which the holders of the AKOM Pubco Warrants otherwise do not receive the full potential value of the AKOM Pubco Warrants.
The AKOM Pubco Warrants will be issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and IXAQ. The Warrant Agreement provides that the terms of the AKOM Pubco Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the AKOM Pubco Warrants.
The AKOM Pubco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of AKOM Pubco Common Stock and any voting rights until they exercise their warrants and receive shares of AKOM Pubco Common Stock. After the issuance of shares of AKOM Pubco Common stock upon exercise of AKOM Pubco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the AKOM Pubco Warrants. If, upon exercise of the AKOM Pubco Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of AKOM Pubco Common Stock to be issued to the warrant holder.
Private Placement Warrants
The Private Placement Warrants (including the shares of AKOM Pubco Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by us so long as they are held by the Sponsor, Cantor Fitzgerald & Co., the representative of the underwriters, and Odeon Capital Group, LLC or their permitted transferees. The Sponsor, Cantor Fitzgerald & Co., the representative of the underwriters, and Odeon Capital Group, LLC or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold as part of the IXAQ Units in the IPO. If the Private Placement Warrants are held by holders other than Sponsor, Cantor Fitzgerald & Co., the representative of the underwriters, and Odeon Capital Group, LLC or their permitted transferees, the Private Placement Warrants will be redeemable by AKOM Pubco and exercisable by the holders on the same basis as the warrants included in the IXAQ Units sold in the IPO.
Except as described above under “— Public Warrants — Redemption of AKOM Pubco Warrants for cash,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of AKOM Pubco Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of AKOM Pubco Common Stock underlying the AKOM Pubco Warrants, multiplied by the excess of the “fair market value” of the AKOM Pubco Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the shares of AKOM Pubco Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, Cantor Fitzgerald & Co., the representative of the underwriters, and Odeon Capital Group, LLC or their permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If the Sponsors remain affiliated with AKOM Pubco, its ability to sell AKOM Pubco securities in the open market will be significantly limited. We expect AKOM Pubco to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell AKOM Pubco securities, an insider cannot trade in AKOM Pubco securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their AKOM Pubco Warrants and sell the Class A ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
Dividends
AKOM Pubco does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the AKOM Pubco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
Our Transfer Agent and Warrant Agent
The transfer agent for the AKOM Pubco Common Stock and warrant agent for the AKOM Pubco Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity. Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the Trust Account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the Trust Account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the Trust Account and not against the any monies in the Trust Account or interest earned thereon.
Certain Anti-Takeover Provisions of the Proposed Charter, the Proposed Bylaws and Certain Provisions of Delaware Law
The Proposed Charter, the Proposed Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the AKOM Pubco Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of AKOM Pubco. These provisions are intended to avoid costly takeover battles, reduce AKOM Pubco’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the AKOM Pubco Board to maximize stockholder value in connection with any unsolicited offer to acquire AKOM Pubco. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of AKOM Pubco by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of AKOM Pubco Common Stock. The Proposed Charter will provide that, from and after the date AKOM Pubco ceases to qualify as a “controlled company” within the meaning of Nasdaq listing standards, any action required or permitted to be taken by AKOM Pubco’s stockholders must be effected at a duly called annual or extraordinary general meeting of stockholders and may not be effected by any consent in writing by such holders, except that any action required or permitted to be taken by holders of any series of AKOM Pubco Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly permitted to do so by the certificate of designation relating to one or more series of AKOM Pubco Preferred Stock, if a consent or consents, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered to AKOM Pubco in accordance with the applicable provisions of the DGCL. See also “Risk Factors — Risks Related to the Consummation of the Domestication — Delaware law and AKOM Pubco’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable”.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the AKOM Pubco Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of AKOM Pubco Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved AKOM Pubco capital stock may be to enable the AKOM Pubco Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of AKOM Pubco by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of AKOM Pubco Common Stock at prices higher than prevailing market prices.
Election of Directors and Vacancies
The Proposed Charter will provide that the AKOM Pubco Board will determine the number of directors who will serve on the board. Subject to the Merger Agreement, the exact number of directors will be fixed from time to time by a majority of the AKOM Pubco Board. Upon adoption of the Proposed Charter, the AKOM Pubco Board will be declassified and will consist of one class of directors only, whose term will continue to the first annual meeting of stockholders following the date of the Closing, and, thereafter, all directors will be elected annually and will be elected for one-year terms expiring at the next annual meeting of AKOM Pubco stockholders. There will be no limit on the number of terms a director may serve on the AKOM Pubco Board.
In addition, the Proposed Charter will provide that any vacancy on the AKOM Pubco Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to any rights of the holders of AKOM Pubco Preferred Stock.
Quorum
The Proposed Bylaws will provide that at any meeting of the AKOM Pubco Board, a majority of the total number of directors then in office constitutes a quorum for the transaction of business.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.
Special Meetings of Stockholders
The Proposed Charter will provide that special meetings of stockholders may be called only by or at the direction of the AKOM Pubco Board, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Proposed Bylaws.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Pubco Board or a committee of the AKOM Pubco Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide AKOM Pubco with certain information. Generally, to be timely, a stockholder’s notice must be received at AKOM Pubco’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of AKOM Pubco following the adoption of the Proposed Bylaws, the date of the preceding annual meeting will be deemed to be [•]). The Proposed Bylaws allow the AKOM Pubco Board to adopt rules and regulations for the conduct of a meeting of the stockholders as it deems appropriate, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the AKOM Pubco.
Supermajority Provisions
The Proposed Charter and the Proposed Bylaws will provide that the AKOM Pubco Board is expressly authorized to adopt, amend or repeal, in whole or in part, the Proposed Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of AKOM Pubco also will have the power to adopt, amend or repeal the Proposed Bylaws by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of stock of AKOM Pubco entitled to vote generally in an election of directors, voting together as a single class, subject to any vote of the holders of any class or series of stock of AKOM Pubco required by applicable law or by the Proposed Charter (including any certificate of designation in respect of any series of AKOM Pubco Preferred Stock) or the Proposed Bylaws.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Proposed Charter will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in voting power all the then outstanding shares of AKOM Pubco’s stock entitled to vote thereon, voting together as a single class:
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the provision regarding the AKOM Pubco Board being authorized to establish one or more series of AKOM Pubco Preferred Stock with such powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as the AKOM Pubco Board may determine;

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the provisions regarding removal of directors;

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the provisions regarding filling vacancies on the AKOM Pubco Board and newly created directorships;

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the provision regarding the AKOM Pubco Board being authorized to amend the Proposed Bylaws without a stockholder vote;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling special meetings of stockholders;

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the provisions regarding stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders;

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the provisions regarding limitation on liability and indemnification of AKOM Pubco’s directors and officers;

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the provisions regarding AKOM Pubco electing not to be governed by Section 203 of the DGCL;

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the provisions adopting Delaware as the exclusive forum for certain stockholder litigation and adopting the federal district courts of the United States as the exclusive forum for resolving complaints asserting a cause of action under the Securities Act;

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the provisions regarding AKOM Pubco renouncing its interest or expectancy in any corporate opportunity offered to any of its non-employee directors or principal stockholders and their affiliates; and

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the amendment provision requiring that the above provisions be amended only with a 66 and 2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of AKOM Pubco or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the AKOM Pubco Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of AKOM Pubco. These provisions are designed to reduce AKOM Pubco’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for AKOM Pubco Common Stock and, as a consequence, may inhibit fluctuations in the market price of AKOM Pubco Common Stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Exclusive Forum
The Proposed Charter will provide that, unless AKOM Pubco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of AKOM Pubco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of AKOM Pubco to AKOM Pubco or AKOM Pubco’s stockholders, (iii) any action, suit or proceeding against AKOM Pubco or any current or former director, officer or other employee of AKOM Pubco arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (v) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (vi) any action, suit or proceeding asserting a claim against AKOM Pubco or any current or former director, officer or other employee of AKOM Pubco governed by the internal affairs doctrine or otherwise related to AKOM Pubco’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of AKOM Pubco will be deemed to have notice of and consented to the forum provisions in the Proposed Charter. The Proposed Charter further will provide that unless AKOM Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. This provision in the Proposed Charter will not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. However, it is possible that a court could find AKOM Pubco’s forum selection provisions to be inapplicable or unenforceable. Although IXAQ believes this provision will benefit AKOM Pubco by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against AKOM Pubco’s directors and officers.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Proposed Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that AKOM Pubco has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to a member of the AKOM Pubco Board who is not an employee of AKOM Pubco or its subsidiaries, or the principal stockholders of AKOM Pubco and their affiliates. The Proposed Charter does not renounce Pubco’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of AKOM Pubco.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of AKOM Pubco and its stockholders, through stockholders’ derivative suits on AKOM Pubco’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director or officer if the director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director or officer.
The limitation of liability provision in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit AKOM Pubco and its stockholders. In addition, your investment may be adversely affected to the extent AKOM Pubco pays the costs of settlement and damage awards against directors and officers pursuant to any indemnity agreements that may be entered into. IXAQ believes that this provision, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to AKOM Pubco’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, IXAQ has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
There is currently no pending material litigation or proceeding involving any of the IXAQ’s or AERKOMM’s respective directors, officers or employees for which indemnification is sought.
Listing of Securities
IXAQ has applied to list the AKOM Pubco Common Stock and AKOM Pubco Warrants on Nasdaq under the proposed symbols “[•]” and “[•]W”, respectively, upon the Closing.
Pursuant to the terms of the Merger Agreement, as a closing condition, IXAQ is required to cause the AKOM Pubco Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq or another national securities exchange, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Merger Agreement. It is important for you to know that, at the time of the extraordinary general meeting, IXAQ may not have received from Nasdaq either confirmation of the listing of the AKOM Pubco Common Stock or that approval will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived and therefore the AKOM Pubco Common Stock would not be listed on any nationally recognized securities exchange.

SECURITIES ACT RESTRICTIONS ON RESALE OF AKOM PUBCO SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted AKOM Pubco Common Stock or AKOM Pubco Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of AKOM Pubco at the time of, or at any time during the three months preceding, a sale and (ii) AKOM Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale, has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as AKOM Pubco was required to file reports) preceding the sale, and has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of the Securities Act during the 12 months (or such shorter period as AKOM Pubco was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of AKOM Pubco Common Stock or AKOM Pubco Warrants for at least six months but who are affiliates of AKOM Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of AKOM Pubco Common Stock then outstanding; or

•
the average weekly reported trading volume of AKOM Pubco Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of AKOM Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about AKOM Pubco.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration once Rule 144 becomes available for resale of AKOM Pubco, subject to the provisions of the Sponsor Support Agreement.
IXAQ anticipates that following the consummation of the Business Combination, AKOM Pubco will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

SECURITIES ACT RESTRICTIONS ON RESALE OF AKOM PUBCO SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted AKOM Pubco Common Stock or AKOM Pubco Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of AKOM Pubco at the time of, or at any time during the three months preceding, a sale and (ii) AKOM Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale, has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as AKOM Pubco was required to file reports) preceding the sale, and has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of the Securities Act during the 12 months (or such shorter period as AKOM Pubco was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of AKOM Pubco Common Stock or AKOM Pubco Warrants for at least six months but who are affiliates of AKOM Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of AKOM Pubco Common Stock then outstanding; or

•
the average weekly reported trading volume of AKOM Pubco Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of AKOM Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about AKOM Pubco.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration once Rule 144 becomes available for resale of AKOM Pubco, subject to the provisions of the Sponsor Support Agreement.
IXAQ anticipates that following the consummation of the Business Combination, AKOM Pubco will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS
Stockholder Proposals
The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the AKOM Pubco Board, (b) otherwise properly brought before such meeting by or at the direction of the AKOM Pubco Board or the Chairperson of the AKOM Pubco Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of AKOM Pubco both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the AKOM Pubco’s annual meeting of stockholders, a stockholder’s notice must be delivered to AKOM Pubco’s secretary at AKOM Pubco’s principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting was held in the previous year or AKOM Pubco holds its annual meeting of stockholders more than 30 days before or more than 70 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.
Notice of a nomination or proposal must be delivered to AKOM Pubco no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2024 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2024 annual general meeting pursuant to Rule 14a-8 must be received at AKOM Pubco’s principal office at a reasonable time before AKOM Pubco begins to print and send its proxy materials and must comply with Rule 14a-8.
A stockholder will update and supplement its notice to AKOM Pubco’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, AKOM Pubco’s secretary not later than five business days after the record date for stockholders entitled to vote at the meeting `(in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).
Stockholder Director Nominees
The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to AKOM Pubco’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by AKOM Pubco’s secretary within the time periods described above under the section “— Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the IXAQ Board, any committee chairperson or the non-management directors as a group by writing to the IXAQ Board or committee chairperson in care of IX Acquisition Corp., 53 Davies Street, W1K 5JH, United Kingdom. Following the Closing, such communications should be sent to AERKOMM Inc., 44043 Fremont Blvd., Fremont, CA 94538. Each communication will be forwarded, depending on the subject matter, to the AKOM Pubco Board, the appropriate committee chairperson or all non-management directors.
LEGAL MATTERS
Loeb & Loeb LLP will pass upon the validity of the securities of IXAQ to be issued in connection with the Domestication and Merger.
OTHER MATTERS
As of the date of this proxy statement/prospectus, the IXAQ Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.
EXPERTS
The financial statements of IX Acquisition Corp. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of IX Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of AERKOMM Inc. as of December 31, 2023 and 2022 included in this proxy statement/prospectus, have been included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Amendment No. 1 (“Form 10-K Amendment”) on Form 10-K/A amends the Annual Report on Form 10-K of Aerkomm Inc. (the “Company”) for the year ended December 31, 2023 filed on September 5, 2024 (the “Original Form 10-K”), which Original Form 10-K was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2024. This Form 10-K Amendment includes restatements of the Company’s December 31, 2023 and December 31, 2022 audited financial statements (the “Relevant Periods”). Considering these restatements, the Company concluded that the audited financial statements for the Relevant Periods as filed in the Original Form 10-K should no longer be relied upon. Please refer to the Form 10-K Amendment for further details.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, IXAQ and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of IXAQ’s annual report to shareholders and IXAQ’s proxy statement. Upon written or oral request, IXAQ will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that IXAQ deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that IXAQ deliver single copies of such documents in the future. Shareholders may notify IXAQ of their requests by calling or writing IXAQ at its principal executive offices at 53 Davies Street, W1K 5JH, United Kingdom.

ENFORCEABILITY OF CIVIL LIABILITY
IXAQ is a Cayman Islands exempted company. If IXAQ does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon IXAQ. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against IXAQ in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, IXAQ may be served with process in the United States with respect to actions against IXAQ arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of IXAQ’s securities by serving IXAQ’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION
IXAQ has filed a registration statement on Form S-4 to register the issuance and resale of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
All information contained in this proxy statement/prospectus relating to IXAQ has been supplied by IXAQ, and all such information relating to AERKOMM has been supplied by AERKOMM, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.
This document is a (i) prospectus of AKOM Pubco with respect to the AKOM Pubco Common Stock and AKOM Pubco Warrants to be issued to IXAQ shareholders and warrantholders and AERKOMM equityholders if the Business Combination described herein is consummated, (ii) prospectus of AKOM Pubco with respect to the sale by the selling stockholders identified herein of AKOM Pubco Common Stock and AKOM Pubco Warrants received by them in the Business Combination, and (iii) proxy statement of IXAQ for the extraordinary general meeting. IXAQ and AERKOMM have not authorized anyone to give any information or make any representation about the Business Combination, IXAQ or AERKOMM that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.
If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:
IX Acquisition Corp.
53 Davies Street, W1K 5JH
United Kingdom
Attention: Noah Aptekar, Chief Executive Officer
E-mail: NA@ixacq.com
You may also obtain these documents by requesting them in writing or by telephone from IXAQ’s proxy solicitation agent at the following address and telephone number:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Tel: 877-870-8565 (toll-free) or
206-870-8565 (banks and brokers can call collect)
Email: ksmith@advantageproxy.com
If you are a shareholder of IXAQ and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from IXAQ, IXAQ will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other documents that are not included with this proxy statement/prospectus.

IX ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets:
Cash	$7,655	$24,278
Prepaid expenses	41,505	30,030
Due from related party	4,380	—
Total current assets	53,540	54,308
Non-current assets:
Cash held in the Trust Account	32,430,440	31,440,528
Total Assets	$32,483,980	$31,494,836
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$116,281	$—
Accrued expenses	1,836,656	1,256,667
Extension Promissory Note	3,103,268	1,889,768
Total current liabilities	5,056,205	3,146,435
Non-current liabilities:
Derivative warrant liabilities	1,492,000	373,000
Deferred underwriting fee payable	6,050,000	6,050,000
Total non-current liabilities	7,542,000	6,423,000
Total Liabilities	12,598,205	9,569,435
Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, $0.0001 par value, at approximately $11.39 and $11.05 per share, respectively; 2,846,071 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	32,430,440	31,440,528
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 4,002,121 non-redeemable shares issued or outstanding as of June 30, 2024 and December 31, 2023, respectively	401	401
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 1,747,879 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	174	174
Additional paid-in capital	776,644	1,766,556
Accumulated deficit	(13,321,884)	(11,282,258)
Total shareholders’ deficit	(12,544,665)	(9,515,127)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$32,483,980	$31,494,836
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

IX ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Operating and formation expenses	$729,679	$225,714	$1,610,470	$503,246
Loss from operations	(729,679)	(225,714)	(1,610,470)	(503,246)
Other income (expense):
Income from cash and investments held in the Trust Account	344,295	1,372,568	689,912	3,481,050
Interest income (expense) on operating account	—	19	(68)	88
Gain on forfeiture of deferred underwriting fee payable	—	336,985	―	336,985
Change in fair value of derivative warrant liabilities	(932,500)	186,500	(1,119,000)	(186,500)
Total other income (expense), net	(588,205)	1,896,072	(429,156)	3,631,623
Net (loss) income	$(1,317,884)	$1,670,358	$(2,039,626)	$3,128,377
Basic and diluted weighted average shares outstanding, Class A ordinary shares	2,846,071	4,951,910	2,846,071	2,503,465
Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.15)	$0.28	$(0.24)	$1.04
Basic and diluted weighted average shares outstanding, Class A (non-redeemable) and Class B ordinary shares	5,750,000	998,788	5,750,000	504,943
Basic and diluted net (loss) income per share, Class A (non-redeemable) and Class B ordinary shares	$(0.15)	$0.28	$(0.24)	$1.04
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

IX ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2024	4,002,121	$401	1,747,879	$174	$1,766,556	$(11,282,258)	$(9,515,127)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(495,617)	—	(495,617)
Net loss	—	—	—	—	—	(721,742)	(721,742)
Balance – March 31, 2024 (Unaudited)	4,002,121	$401	1,747,879	$174	$1,270,939	$(12,004,000)	$(10,732,486)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(494,295)	—	(494,295)
Net loss	—	—	—	—	—	(1,317,884)	(1,317,884)
Balance – June 30, 2024 (Unaudited)	4,002,121	$401	1,747,879	$174	$776,644	$(13,321,884)	$(12,544,665)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	—	$—	5,750,000	$575	$—	$(13,192,169)	$(13,191,594)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(2,108,482)	(2,108,482)
Net income	—	—	—	—	—	1,458,019	1,458,019
Balance – March 31, 2023 (Unaudited)	—	$—	5,750,000	$575	$—	$(13,842,632)	$(13,842,057)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(1,852,568)	—	(1,852,568)
Gain on forfeiture of deferred underwriting fee payable	—	—	—	—	5,713,015	—	5,713,015
Class B to Class A Conversion	4,002,121	401	(4,002,121)	(401)	—	—	—
Net income	—	—	—	—	—	1,670,358	1,670,358
Balance – June 30, 2023 (Unaudited)	4,002,121	$401	1,747,879	$174	$3,860,447	$(12,172,274)	$(8,311,252)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

IX ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Six Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(2,039,626)	$3,128,377
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	1,119,000	186,500
Income from cash and investments held in the Trust Account	(689,912)	(3,481,050)
Gain on forfeiture deferred underwriting fee payable	—	(336,985)
Changes in operating assets and liabilities:
Prepaid expenses	(15,855)	127,000
Accounts payable	116,280	119,661
Accrued expenses	579,990	76,615
Net cash used in operating activities	(930,123)	(179,882)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with Redemptions	—	188,985,305
Cash deposited in Trust Account	(300,000)	(480,000)
Net cash used in investing activities	(300,000)	188,505,305
Cash Flows from Financing Activities:
Proceeds from subscription receivable	—	—
Repayment from advance to related party, net	—	—
Proceeds from convertible promissory note-related party	1,213,500	689,968
Redemption of ordinary shares	―	(188,985,305)
Proceeds from note payable/promissory to related party	—	—
Net cash provided by (used in) financing activities	1,213,500	(188,295,337)
Net change in cash	(16,623)	30,086
Cash – beginning of the period	24,278	70,236
Cash – end of the period	$7,655	$100,322
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting fee reduction	$—	5,713,015
Remeasurement of Class A ordinary shares to redemption amount	$989,912	$3,961,050
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Overview
IX Acquisition Corp. (the “Company”, “our Company,” “we” or “us”) is a blank check company incorporated in the Cayman Islands on March 1, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
The Company has a wholly-owned subsidiary that was created on March 15, 2024, AKOM Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of the Company (“Merger Sub”) and AERKOMM Inc., a Nevada corporation (“AERKOMM”). The transactions contemplated by the Merger Agreement are intended to serve as the Company’s initial Business Combination. See Note 6 for further information.
As of June 30, 2024, the Company had not commenced any operations. All activity for the period from March 1, 2021 (inception) through June 30, 2024 relates to the Company’s formation and the initial public offering consummated on October 12, 2021 (“Initial Public Offering”), which is described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company generates non-operating income in the form of interest income from the amount held in the Trust Account (as defined below).
The Registration Statement on Form S-1 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2021 (File No. 333-259567), as amended (the “Registration Statement) for the Initial Public Offering was declared effective on October 6, 2021. On October 12, 2021, the Company consummated the Initial Public Offering of 23,000,000 Units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”, and the warrants included in the Units sold, the “Public Warrants”), including 3,000,000 Units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at $10.00 per Unit, generating total gross proceeds of $230,000,000 (see Note 3).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,150,000 warrants (the “Private Placement Warrants”, and together with the Public Warrants, the “warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to IX Acquisition Sponsor, LLC (the “Sponsor”), Cantor Fitzgerald & Co. (“Cantor”) and Odeon Capital Group, LLC (“Odeon”), generating gross proceeds of $7,150,000 (the “Private Placement”) (see Note 4).
Transaction costs amounted to $30,639,304, consisting of $4,000,000 of underwriting fees, $12,100,000 of deferred underwriting fees (See Note 6 for the difference on underwriting agreement), $13,853,689 for the excess of the fair value over the sales price of Founder Shares (as defined in Note 5) sold to the Anchor Investors (as defined in Note 5), and $685,615 of other offering costs.
Upon the closing of the Initial Public Offering on October 12, 2021, an amount of $231,150,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants in the Private Placement was placed in a U.S.-based trust account (the “Trust Account”) and was initially invested only in the U.S. Department of the Treasury (the “Treasury”) obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct Treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on November 13, 2023 the Company instructed Continental Stock Transfer & Trust Company (“Continental”) to liquidate the investments held in the Trust Account, and

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee, until the earliest of: (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association of the Company currently in effect, as amended, (the “Amended and Restated Memorandum and Articles of Association”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below); and (iii) absent an initial Business Combination within the Combination Period, the return of the funds held in the Trust Account to the Public Shareholders (as defined below) as part of the redemption of the Public Shares.
If the Company does not invest the proceeds as discussed above, the Company may be deemed to be subject to the Investment Company Act. If the Company is deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which the Company has not allotted funds and may hinder the Company’s ability to complete a Business Combination. If the Company is unable to complete the initial Business Combination, the Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and the warrants will expire worthless.
The Company will provide its holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. All Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.05 per Public Share, plus (x) any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and (y) the per share portion of the Contribution (as defined below) (see Notes 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. All Public Shares subject to redemption were recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).
The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association as then in effect, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to the Initial Public Offering (other than the Anchor Investors) (the “Initial Shareholders”), the Anchor Investors, and the Company’s executive officers and directors (“Management” or “Management Team”) agreed to vote any Founder Shares held by them, and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they (i) vote for or against the proposed transaction or (ii) were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the Company’s prior written consent.
The Initial Shareholders agreed to (i) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Combination Period and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within the Combination Period. However, if the Initial Shareholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.
Combination Period and Share Redemption/Conversion Events
If the Company is unable to complete a Business Combination within a certain period of time as outlined below (“the Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and Board of Directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Company initially had 18 months from the closing of the Initial Public Offering (by April 12, 2023) to consummate a Business Combination as the Combination Period, prior to any amendments to the Amended and Restated Memorandum and Articles of Association to extend the duration of the Combination Period. As outlined through a series of proposals below, the Combination Period has since been extended. The Company had until January 12, 2024 to complete a Business Combination, with the right to extend the Combination Period through no later than October 12, 2024, subject to making required monthly extension deposits into the Trust Account of the lesser of (x) $50,000 or (y) $0.025 for each Class A Ordinary Share included as part of the units sold in the IPO. The Company made three $50,000 monthly extension payment deposits into the Trust Account during the three-months ended June 30, 2024, extending the Combination Period to July 12, 2024. Subsequent to June 30, 2024, the Company has made each of the applicable extension deposits into the Trust allowing for the Business Combination Period to extend to September 12, 2024 (see Note 10).
On April 10, 2023, the Company held an extraordinary general meeting of shareholders (the “2023 Extraordinary Meeting”). At the 2023 Extraordinary Meeting, the Company’s shareholders approved, among other things, a proposal to grant the Company the right to extend the Combination Period, from April 12, 2023 to May 12, 2023 (the “Extended Date”), and to allow the Company, without another shareholder vote, by resolution of the Company’s board of directors (the “Board of Directors”), to elect to further extend the Extended Date in one-month increments up to eleven additional times, or a total of up to twelve months total, up to April 12, 2024 (the “Extension Proposal”) by amending the Amended and Restated Memorandum and Articles of Association. Under Cayman Islands law, such amendment of the Amended and Restated Memorandum and Articles of Association took effect upon approval of the

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
Extension Proposal. As a result of the approval of the Extension Proposal, the Company was provided the ability, with monthly extension payments, but without another shareholder vote and by resolution of the Board of Directors, to extend the Extended Date in one-month increments through April 12, 2024, and further extending the Combination Period up to October 12, 2024 to complete a Business Combination which was approved during the Extraordinary General Meeting held on December 11, 2023.
At the 2023 Extraordinary Meeting, the Company’s shareholders also approved to further amend the Amended and Restated Memorandum and Articles of Association (i) to eliminate (x) the limitation that the Company may not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 and (y) the limitation that the Company shall not consummate a Business Combination unless the Company has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination (the “Redemption Limitation Amendment Proposal”) and (ii) to provide for the right of a holder of the Class B ordinary shares, par value $0.0001 per share, to convert into Class A ordinary shares, par value $0.0001 per share, on a one-for-one basis at any time and from time to time prior to the closing of a Business Combination at the election of the holder (the “Founder Share Amendment Proposal”). Those amendments to the Amended and Restated Memorandum and Articles of Association took effect upon the approval of the Company’s shareholders. In connection with the votes to approve the Extension Proposal, the Redemption Limitation Amendment Proposal and the Founder Share Amendment Proposal, the holders of 18,336,279 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.31 per share (the “Redemptions”), for an aggregate redemption amount of approximately $189 million. After the satisfaction of such Redemptions, the balance in the Trust Account was approximately $48 million.
Additionally, the Sponsor agreed that if the Extension Proposal was approved, it or its designee would deposit into the Trust Account as a loan, an amount equal to the lesser of (x) $160,000 or (y) $0.04 per Public Share multiplied by the number of Public Shares outstanding (the “Contribution”), on each of the following dates: (i) April 13, 2023; and (ii) one business day following the public announcement by the Company disclosing that the Board of Directors has determined to extend the Extended Date for an additional month in accordance with the Extension Proposal.
In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on April 13, 2023, the Company issued a convertible promissory note to the Sponsor with a principal amount up to $1 million (the “Original Extension Promissory Note”), which was amended and restated as described below (see Note 5).
On April 13, 2023, the Sponsor advanced $160,000 for the first Contribution. On May 9, 2023, the Board of Directors elected to extend the Extended Date from May 12, 2023 to June 12, 2023. In connection with such election, the Board of Directors delivered the Sponsor a written request to draw down $160,000 under the Extension Promissory Note (as defined below). On May 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this second extension of the Extended Date. On June 9, 2023, the Board of Directors elected to extend the Extended Date from June 12, 2023 to July 12, 2023. On June 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this third extension. On July 11, 2023, the Board of Directors elected to extend the Extended Date from July 12, 2023 to August 12, 2023. On July 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this fourth extension. On August 9, 2023, the Board of Directors elected to extend the Extended Date from August 12, 2023 to September 12, 2023. On August 11, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this fifth extension. On September 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this sixth extension, extending the Combination Period to October 12, 2023.
On May 9, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association, the Sponsor, the holder of an aggregate of 4,002,121 of the Class B ordinary shares, elected to

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
convert each outstanding Class B ordinary share held by it on a one-for-one basis into Class A ordinary shares, with immediate effect (the “Founder Conversion”). Following the Founder Conversion, the Company had an aggregate of 8,665,842 Class A ordinary shares and 1,747,879 Class B ordinary shares issued and outstanding.
On September 8, 2023, the Company issued an amended and restated promissory note in the principal amount of up to $2.5 million to the Sponsor (the “Amended and Restated Extension Promissory Note” and together with the Original Extension Promissory Note, the “Extension Promissory Note”), to amend and restate the Original Extension Promissory Note. The Amended and Restated Extension Promissory Note was issued in connection with advances the Sponsor may make, in its discretion, to the Company for working capital expenses. The Amended and Restated Extension Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date of the Company’s liquidation.
At the election of the Sponsor, up to $1,500,000 of the unpaid principal balance under the Amended and Restated Extension Promissory Note may be converted into warrants of the Company (the “Conversion Warrants”) at the price of $1.00 per warrant. Such Conversion Warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement.
On October 12, 2023, the Company issued a press release announcing that the Board of Directors has elected to extend the Combination Period for an additional month, from October 12, 2023 to November 12, 2023. In connection with the seventh extension of the Extended Date, the Board of Directors delivered the Sponsor a written request to draw down $160,000 under the Extension Promissory Note. On October 13, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this seventh extension.
On November 13, 2023, the Company issued a press release announcing that the Board of Directors has elected to extend the Combination Period for an additional month, from November 12, 2023 to December 12, 2023. In connection with the eighth extension of the Extended Date, the Board of Directors delivered the Sponsor a written request to draw down $160,000 under the Extension Promissory Note. On November 13, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this eighth extension.
On December 11, 2023, the Company held the Meeting. At the Meeting, the Second Extension Amendment Proposal to give the Board the right to extend the date by which the Company must consummate a Business Combination from December 12, 2023 on a monthly basis up to ten (10) times until October 12, 2024 (or such earlier date as determined by the Board) (the “Second Extension Amendment”) was approved. Under the law of the Cayman Islands, upon approval of the Second Extension Amendment Proposal by the affirmative vote of at least two-thirds (2/3) of the shareholders entitled to vote, who attended and voted at the Meeting (including those who voted online), the Second Extension Amendment became effective. The Company filed the Second Extension Amendment with the Cayman Islands Registrar of Companies on December 12, 2023.
The Meeting was held, in part, to satisfy the annual meeting requirement pursuant to Listing Rule 5620(a) (the “Rule”) of The Nasdaq Stock Market LLC. Pursuant to the Rule, the Company was required to hold its first annual meeting of shareholders on or prior to December 31, 2023. Because the Meeting did not technically constitute an “annual general meeting” under Cayman Islands law, the terms of the Company’s Class I directors did not expire at the Meeting.
In connection with the approval of the Second Extension Amendment Proposal, the Sponsor agreed to contribute to the Company, as a loan (the “Contribution”), the lesser of (x) $50,000 or (y) $0.025 for each Class A Ordinary Share included as part of the units sold in the IPO (the “Public Shares”) that remains outstanding and was not redeemed for each calendar month (commencing on December 12, 2023 and on the

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
12th day of each subsequent month) until October 12, 2024, or portion thereof, that is needed to complete a Business Combination.
In connection with the vote to approve the Second Extension Amendment Proposal, the holders of 1,817,650 Public Shares properly exercised their right to redeem such shares for cash at a redemption price of approximately $11.00 per share, for an aggregate redemption amount of approximately $19.99 million. Consequently, the Contribution will be $50,000 per month needed for the Company to continue to extend the Combination Period monthly. On December 12, 2023, the Company made deposits of $50,000 for December extension contribution. The underwriters of the Initial Public Offering agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution might be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.05 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
On January 19, 2024, the Company issued a press release announcing that the Board had elected to extend the date by which the Company has to consummate a business combination from January 12, 2024 for an additional month to February 12, 2024 and further extend March 12, 2024 and April 12, 2024. The Company’s Amended and Restated Memorandum and Articles of Association provides the Company with the right to extend the Deadline Date eighteen times for an additional one month each time, from April 12, 2023, the initial Deadline Date, to up to October 12, 2024. In connection with the tenth Extension, the Board delivered the Sponsor a written request to draw down $50,000 under its previously-disclosed promissory note. The Sponsor deposited $50,000 each into the Company’s trust account in connection with the tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, sixteenth and seventeenth Extension on January 12, 2024, February 17, 2024, March 12, 2024, April 19, 2024, May 17, 2024, June 20, 2024, July 23, 2024 and August 16, 2024 respectively, to extend the life until September 12, 2024.
Nasdaq listing
On October 9, 2023, the Company received a letter (the “Total Shareholders Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5450(a)(2), which required the Company to main at least 400 total holders for continued listing on the Nasdaq Global Market (the “Minimum Total Holders Rule”). The

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
Total Shareholders Notice stated that the Company had until November 24, 2023 to provide Nasdaq with a plan to regain compliance. If the plan was accepted, Nasdaq might grant an extension of up to 180 calendar days from the date of the Total Shareholders Notice to evidence compliance. If Nasdaq did not accept the Company’s plan, the Company would have the opportunity to appeal that decision to a Nasdaq Hearings Panel (the “Panel”). The Total Shareholders Notice had no immediate effect on the listing of the Company’s securities, and the Company’s securities continued to trade on the Nasdaq Global Market. On November 24, 2023, the Company provided plan to Nasdaq for meeting the requirements under Nasdaq Listing Rule 5450(a)(2), and evaluated available options to regain compliance. However, there could be no assurance that the Company would be able to regain compliance under Nasdaq Listing Rule 5450(a)(2), or would otherwise be in compliance with other Nasdaq listing criteria. On October 12, 2023, the Company filed a Current Report on Form 8-K with the SEC (the “Oct. 2023 Current Report”) to disclose its receipt of the Total Shareholders Notice in accordance with Nasdaq Listing Rule 5810(b). On January 18, 2024 the Company provided an update to Nasdaq of its progress on fulfilling the plan to regain compliance and received a request to provide an additional update to Nasdaq on February 20, 2024. On February 20, 2024 the Company again updated Nasdaq on its progress in fulfilling the plan to regain compliance and continues to be proactive in regaining compliance. Pursuant to the 180-day deadline from the letter received October 9, 2023, the date for the Company to demonstrate compliance is April 6, 2024. In the event that the Company is not able to demonstrate compliance to Nasdaq on such date, there is a reasonable possibility that the Company may receive a de-list letter from Nasdaq, at which point the Company would need to request a hearing (see Note 10 for subsequent update on Nasdaq listing status).
On April 30, 2024, the Company received a Total Shareholders Notice from Nasdaq indicating that the Company did not regain compliance with the Minimum Total Holders Rule. The Company timely requested a hearing before the Panel to appeal the Total Shareholders Notice from Nasdaq and the hearing was held on June 18, 2024. On August 5, 2024, the Panel granted the Company’s request for continued listing on the Nasdaq Global Market and confirmed that the Company was in compliance with the Minimum Total Holders Rule.
NOTE 2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these condensed consolidated financial statements as they are not required for interim condensed consolidated financial statements under GAAP and the rules of the SEC. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024 or any future period.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 28, 2024 (the “2023 Annual Report”), which contains the audited financial statements and notes thereto. The financial information as of June 30, 2024, is derived from the audited financial statements presented in the 2023 Annual Report.
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, which was formed on March 15, 2024. All significant intercompany balances and transactions have been eliminated in consolidation.

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
Going Concern Consideration
As of June 30, 2024, the Company had approximately $7,655 in cash held outside of the Trust Account and a working capital deficit of approximately $5.0 million. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern” (“ASC 205-40”), the Company has until October 12, 2024, if all extensions of the Extended Date are exercised, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time, and if a Business Combination is not consummated by this date, then there will be a mandatory liquidation and subsequent dissolution of the Company.
Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution of the Company raises substantial doubt about its ability to continue as a going concern for a period of time within one year after the date that the accompanying condensed consolidated financial statements are issued.
Management plans to address this uncertainty through the initial Business Combination as discussed above. There is no assurance that the Company’s plans to consummate the initial Business Combination will be successful or successful within the Combination Period. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the accompanying condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying condensed

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consolidated financial statements and the reported amounts of expenses during the reporting periods. The most significant estimates are related to the fair value of the warrants.
Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of June 30, 2024 and December 31, 2023, the Company has not experienced losses on these accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2024 and December 31, 2023.
Cash Held in the Trust Account
The Company’s portfolio of investments was initially comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account were comprised of U.S. government securities, the investments were classified as “trading securities”. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at “fair value”. Trading securities and investments in money market funds are presented on the accompanying balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on November 13, 2023 the Company instructed Continental to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to the Company’s shareholders (see Note 1). As of June 30, 2024 and December 31, 2023, the assets held in the Trust Account were in cash.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the accompanying statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The Company evaluated the Public

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Warrants and Private Placement Warrants in accordance with ASC 480 and ASC 815 and concluded that a provision in the warrant agreement related to certain tender or exchange offers precludes the Public Warrants and Private Placement Warrants from being accounted for as components of equity. As the Public Warrants and Private Placement Warrants meet the definition of a derivative as contemplated in ASC 815, they were recorded as derivative liabilities on the accompanying balance sheets and measured at fair value at inception (on the date of the Initial Public Offering) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the accompanying statements of operations in the period of change. The determination of fair value for the warrant liabilities represents a significant estimate within the accompanying condensed consolidated financial statements.
Convertible Instruments
The Company accounts for that feature conversion options in its promissory notes in accordance with ASC 815. ASC 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
Fair Value of Financial Instruments
“Fair value” is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.
The carrying amounts reflected in the accompanying balance sheets for cash, due from related party, and accounts payable approximate fair value due to their short-term nature. The three levels of the fair value hierarchy under ASC 820 are as follows:
•
“Level 1”, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
“Level 2”, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
“Level 3”, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the

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significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.
See Note 9 for additional information on assets and liabilities measured at fair value.
Class A Ordinary Shares Subject to Possible Redemption
All of the 23,000,000 Class A ordinary shares sold as part of the Units in the Initial Public Offering and subsequent full exercise of the underwriters’ over-allotment option contain a redemption feature that allows for the redemption of such Public Shares (i) in connection with the Company’s liquidation, (ii) if there is a shareholder vote or tender offer in connection with the Business Combination and (iii) in connection with certain amendments to the Amended and Restated Memorandum and Articles of Association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Public Shares have been classified outside of permanent equity.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.
As of June 30, 2024 and December 31, 2023, the Class A ordinary shares subject to redemption reflected in the accompanying balance sheets are reconciled in the following table:
Class A ordinary shares subject to possible redemption – January 1, 2023	$234,364,451
Less:
Redemption of ordinary shares	(208,978,864)
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption	6,054,941
Class A ordinary shares subject to possible redemption – December 31, 2023	$31,440,528
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption	495,617
Class A ordinary shares subject to possible redemption – March 31, 2024	$31,936,145
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption	494,295
Class A ordinary shares subject to possible redemption – June 30, 2024	$32,430,440
Offering Costs associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the accompanying statements of operations. Offering costs associated with the Class A ordinary shares were charged against the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. Deferred underwriting commissions are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

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JUNE 30, 2024
Income Taxes
The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the condensed consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s condensed consolidated financial statements and prescribes a recognition threshold and measurement process for condensed consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transitions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the accompanying condensed consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. There are no taxes in the Cayman Islands and accordingly income taxes are not levied on the Company. Consequently, income taxes are not reflected in the accompanying condensed consolidated financial statements.
Net (Loss) Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share” (“ASC 260”). The Company has two classes of shares, the Class A ordinary shares and Class B ordinary shares. Income is shared pro rata between the two classes of shares.
Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted-average number of ordinary shares outstanding during the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from net (loss) income per share as the redemption value approximates fair value. Therefore, the (loss) income per share calculation allocates income shared pro rata between redeemable and non-redeemable ordinary shares. The Company has not considered the effect of the exercise of the Public Warrants and Private Placement Warrants to purchase an aggregate of 18,650,000 shares in the calculation of diluted (loss) income per share, since the exercise of the warrants is contingent upon the occurrence of future events.

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JUNE 30, 2024
The following tables reflect the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except per share amounts):
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Class A Ordinary Shares subject to possible redemption
Numerator: Net (loss) income allocable to Class A ordinary shares (Redeemable)	$(436,338)	$1,389,999	$(675,299)	$2,603,298
Denominator: Weighted Average Class A ordinary shares (Redeemable)
Basic and diluted weighted average shares outstanding	2,846,071	4,951,910	2,846,071	2,503,465
Basic and diluted net (loss) income per share	$(0.15)	$0.28	$(0.24)	$1.04
Class A (non-redeemable) and Class B Ordinary Shares
Numerator: Net (loss) income allocable to Class A ordinary shares (non-redeemable) and Class B ordinary shares	(881,545)	280,359	(1,364,327)	525,079
Denominator:
Weighted Average Class A (non-redeemable) and Class B ordinary shares – Basic and diluted weighted average shares outstanding	5,750,000	998,788	5,750,000	504,943
Basic and diluted net (loss) income per share	$(0.15)	$0.28	$(0.24)	$1.04
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its condensed consolidated financial statements and disclosures.
Management does not believe there are any material recently issued, but not yet effective, accounting standards that, if currently adopted, would have a material effect on the accompanying condensed consolidated financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, which was consummated on October 12, 2021, the Company sold 23,000,000 Units, including 3,000,000 Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share and one-half of one Public Warrant. Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor, Cantor and Odeon purchased an aggregate of 7,150,000 Private Placement Warrants at a price of $1.00 per Private Placement

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Warrant ($7,150,000 in the aggregate), $19,982 of which was not funded by the Sponsor at the time of the Private Placement and recorded as a subscription receivable as of December 31, 2021. The subscription receivable was paid on April 12, 2022.
Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. The proceeds from the Private Placement were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the Private Placement will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On March 11, 2021, the Sponsor was issued 5,750,000 Class B ordinary shares (the “Founder Shares”) for an aggregate of $25,000 paid to cover certain expenses on behalf of the Company. The Founder Shares included an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor and its permitted transferees would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised the over-allotment in full simultaneously with the closing of the Initial Public Offering, thus the 750,000 Class B ordinary shares are no longer subject to forfeiture.
On May 9, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association, the Sponsor elected to convert all 4,002,121 Founder Shares it held on a one-for-one basis into Class A ordinary shares, with immediate effect. Following this Founder Conversion and the Redemptions, the Company had an aggregate of 8,665,842 Class A ordinary shares and 1,747,879 Class B ordinary shares issued and outstanding.
The Initial Shareholders agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) subsequent to an initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
A total of (i) eight investors (the “Anchor Investors”), purchased 1,980,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit: (ii) six Anchor Investors purchased 980,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit; (iii) one Anchor Investor purchased 780,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit; and (iv) one Anchor Investor purchased 500,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit. Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders. Further, the Anchor Investors are not required to (x) hold any Units, Class A ordinary shares or warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (y) vote any Class A ordinary shares they may own at the applicable time in favor of the Business Combination or (z) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.

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Each Anchor Investor entered into separate investment agreements (the “Anchor Investment Agreements”) with the Company and the Sponsor pursuant to which each Anchor Investor purchased a specified number of Founder Shares, or an aggregate of 1,747,879 Founder Shares, from the Sponsor for $0.004 per share, or an aggregate purchase price of $6,992 at the closing of the Initial Public Offering. Pursuant to the investment agreements, the Anchor Investors agreed to (a) vote any Founder Shares held by them in favor of the Business Combination and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Sponsor and independent directors.
The Company estimated the fair value of the Founder Shares attributable to the Anchor Investors to be $13,860,681 or $7.93 per share recognized upon the Initial Public Offering. The Company determined the fair value based on a stock price simulation performed by a third party. The excess of the fair value of the Founder Shares sold over the purchase price of $6,992 (or $0.004 per share) was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed in the accompanying statements of operations. Offering costs allocated to the Public Shares were charged to temporary equity upon the completion of the Initial Public Offering.
Prior to the First Extension vote in April 12, 2023, the owners of all of the Founders Shares distributed pursuant to the Anchor Investment Agreements all entered into a first amendment of such agreement, such that the transferred shares shall, in the same proportion applicable to the Founder Shares held by the Sponsor, be automatically, and without further action of any of the parties, subject to any cut-back, reduction, mandatory repurchase, redemption, forfeiture, vesting or revesting, earnouts or other concessions agreed upon by the Company and the Sponsor in connection with the Company’s entry into an agreement with respect to, or the consummation of, an initial business combination.
Administrative Support Agreement
On October 6, 2021, the Company entered into an agreement with IX Services, to pay up to $10,000 per month for office space, secretarial and administrative services. Upon completion of a Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees; however, IX Services waived these fees for the three and six months ended June 30, 2024 and 2023.
Related Party Loans
The Sponsor has committed to loan the Company an aggregate of up to $1,400,000 for working capital purposes (“Committed Sponsor Loans”), at the Company’s request, on or after January 15, 2022. Such Committed Sponsor Loans will be convertible into Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or up to $1,400,000 in the aggregate. In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to (except in the case of the Committed Sponsor Loans), loan the Company additional funds as may be required on a non-interest basis (together with the Committed Sponsor Loans, the “Working Capital Loans”). If the Company completes an initial Business Combination, the Company would repay any such Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay any such Working Capital Loans but no proceeds from the Trust Account would be used for such repayment. Up to $1,400,000 of such loans (which amount includes the Committed Sponsor Loans) may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of June 30, 2024 and December 31, 2023, there were no borrowings under any Working Capital Loans.
In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on April 13, 2023, the Company issued the Extension Promissory Note to the

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Sponsor with a principal amount up to $1 million. The Extension Promissory Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination within the Combination Period, the Extension Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon maturity, the outstanding principal of the Extension Promissory Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Sponsor. Such warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement. The Contribution and any drawdowns in connection with the Extension Promissory Note are subject to unanimous written consent of the Board of Directors and the consent of the Sponsor.
On September 8, 2023, the Company issued the Amended and Restated Extension Promissory Note in the principal amount of up to $2.5 million to the Sponsor, to amend and restate the Extension Promissory Note. The Amended and Restated Extension Promissory Note was issued in connection with advances the Sponsor may make, in its discretion, to the Company for working capital expenses. The Amended and Restated Extension Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date of the Company’s liquidation.
On April 18, 2024, the Company amended and restated the convertible promissory note, dated as of September 8, 2023, previously issued to Sponsor, to increase the aggregate principal amount to up to $3,500,000 (as amended and restated, the “Note”). The Note was issued in connection with advances the Sponsor may make, in its discretion, to the Company for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date of the liquidation of the Company.
At the election of the Sponsor, up to $1,500,000 of the unpaid principal balance under the Amended and Restated Extension Promissory Note may be converted into Conversion Warrants at the price of $1.00 per warrant. Such Conversion Warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement.
As of June 30, 2024 and December 31, 2023, the Company had a total of $3,103,268 and $1,889,768 drawn on the Extension Promissory Note, respectively. In accordance with ASC 815 the Company analyzed the fair value of the derivative included in the conversion options and determined its value at zero since inception of each advance under the note, see note 9 for further information.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and Public Warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Registration Statement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company has granted Cantor and Odeon or their designees or affiliates certain registration rights relating to these securities. The underwriters of the Initial Public Offering may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the Registration Statement and may not exercise demand rights on more than one occasion. The Company bears the expenses incurred in connection with the filing of any such registration statements.

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Underwriting Agreement
In connection with the Initial Public Offering, the underwriters were granted a 45-day option from the date of the prospectus to purchase up to 3,000,000 additional Units to cover over-allotments. On October 12, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 3,000,000 Units at an offering price of $10.00 per Unit, generating additional gross proceeds of $30,000,000 to the Company.
The underwriters were paid a cash underwriting discount of $0.20 per Unit (excluding over-allotment Units) in the Initial Public Offering, or $4,000,000 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.50 per Unit (excluding over-allotment Units) and $0.70 per over-allotment Unit (totaling $12,100,000 in the aggregate) is payable to the underwriters for deferred underwriting commissions. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of that certain underwriting agreement, dated as of October 6, 2021 (the “Underwriting Agreement”).
On April 12, 2023, the Company entered into a fee reduction agreement (the “Fee Reduction Agreement”), which amends the Underwriting Agreement. According to the Underwriting Agreement, the Company previously agreed to pay to the underwriters of the Initial Public Offering an aggregate of $12,100,000 as deferred underwriting commissions, a portion of which fee is payable to each underwriter in proportion to their respective commitments pursuant to the Underwriting Agreement, upon the consummation of a Business Combination. Pursuant to the Fee Reduction Agreement, the underwriters have agreed to forfeit sixty-six and 94/100 percent (66.94%) of the aggregate deferred underwriting commissions of $12,100,000 for a total reduction of $8,100,000. However, if the Company enters into a Business Combination with a target at a pre-money valuation above $100 million, the forfeiture percentage for underwriters will be reduced to no less than fifty percent (50%) of the aggregate deferred underwriting commissions of $12,100,000 for an approximate reduction of $6,050,000.
On April 4, 2024, the Company entered into an Amended & Restated Fee Reduction Agreement, which amends the Underwriting Agreement with Cantor Fitzgerald & Co. (“CF&CO”). Pursuant to the Amended and Restated Fee Reduction Agreement with CF&CO, in the event that the Company consummates the Business Combination with AERKOMM, CF&CO agrees that it will forfeit $6,475,000 of the aggregate original deferred fee that would otherwise be payable by the Company to CF&CO, resulting in a remainder of $1,995,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.
On April 4, 2024, the Company entered into an Amended & Restated Fee Reduction Agreement, which amends the Underwriting Agreement with Odeon Capital Group LLC (“Odeon”). Pursuant to the Amended and Restated Fee Reduction Agreement with Odeon, in the event that the Company consummates the Business Combination with AERKOMM, Odeon agrees that it will forfeit $2,775,000 of the aggregate original deferred fee that would otherwise be payable by the Company to Odeon, resulting in a remainder of $855,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.
Merger Agreement
On March 29, 2024, the Company, a Cayman Islands exempted company (which will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing Date) entered into a Merger Agreement, by and among the Company, AKOM Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and AERKOMM Inc., a Nevada corporation (the “AERKOMM”) (as it may be amended and/or restated from time to time, the “Merger Agreement”).

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
The PIPE Investment
Concurrently with the execution of the Merger Agreement, the Company and AERKOMM entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors providing for investments in the Company’s Common Stock in a private placement for an aggregate cash amount of $35,000,000 at $11.50 per share of the Company’s Common Stock (the “PIPE Investment”).
AERKOMM will exercise reasonable best efforts to obtain a PIPE Investment Amount of at least $65,000,000 (inclusive of investment amounts under SAFE Agreements (as defined below)) pursuant to PIPE arrangements, and will obtain a minimum PIPE Investment Amount, unless waived by the Company, of at least $45,000,000 minus the investment amount obtained pursuant to SAFE Agreements (the “PIPE Minimum Investment Amount”) and will consummate the transactions contemplated by the Subscription Agreements.
The SAFE Investment
On March 29, 2024, IX Acquisition Corp. (Parent), a Cayman Islands exempted company, entered into a Merger Agreement, by and among Parent, AKOM Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and AERKOMM Inc., a Nevada corporation (the “Company”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Merger Agreement.
Pursuant to the Merger Agreement, the Company was obligated to enter into simple agreements for future equity (the “SAFE Agreements”) with certain investors providing for investments in shares of the Company’s Common Stock in a private placement in an aggregate amount of not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) Business Days of the date of the Merger Agreement, another $5,000,000 within forty (40) Business Days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) Business Days of the date of the Merger Agreement) that will automatically convert upon the Closing at $11.50 per share of the Parent’s Common Stock and in accordance with such SAFE Agreements and the Merger Agreement (such investments in the aggregate, the “SAFE Investment”).
As of August 12, 2024, an aggregate of $2.6 million of SAFE Investment has been made. The SAFE Investment will initially be placed in an escrow account and may be released from such escrow account to an account of the Company pursuant to the joint written instructions of the Company and the Parent.
The Company analyzed the SAFE agreement under ASC 480 and ASC 815, noting that the Common Stock and Incentive Shares issuable under the SAFE Agreement do NOT meets the requirements for equity classification. As a result, the Common Stock and Incentive Shares are required to be classified as a liability and measured at fair value with changes in fair value recorded in earnings, the SAFE notes were issued by Aerkomm and as such the liability has been reflected in the financial statement of Aerkomm, Inc at issuance and as of June 30, 2024.
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, the Company entered into a support agreement (the “Sponsor Support Agreement”) with the Sponsor and AERKOMM, pursuant to which the Sponsor agreed to, among other things, (i) vote all of its shares in favor of each the Company Proposal sought by the Company with respect to the Merger Agreement or the transactions contemplated thereby, (ii) vote against any Alternative Proposal or proposal relating to a business combination transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and transactions relating to the Merger), (iv) vote against any change in the business, management or Board of Directors of the Company (other than in connection with the Merger), (v) vote against any

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of the Company, Merger Sub or the Sponsor under the Merger Agreement or the Company Support Agreement, and (vi) vote in favor of any proposal to extend the period of time the Company is afforded under its organizational documents to consummate an initial business combination, in each case, subject to the terms and conditions of the Company Support Agreement.
AERKOMM Support Agreement
In connection with the execution of the Merger Agreement, the Company entered into a support agreement (the “AERKOMM Support Agreement”) with AERKOMM and certain shareholders of AERKOMM (the “AERKOMM Supporting Shareholders”) pursuant to which the AERKOMM Supporting Shareholders agreed to, among other things,(i) vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (“AERKOMM Transaction Proposals”); (ii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by AERKOMM (other than the Merger Agreement and the transactions relating to the Merger); (iii) vote against any change in the business (to the extent in violation of the Merger Agreement), management or Board of Directors of AERKOMM (other than in connection with AERKOMM Transaction Proposals and the transactions contemplated thereby); and (iv) vote against any proposal that would impede the Merger or that would result in a breach with respect to any obligation or agreement of AERKOMM or AERKOMM Securityholders under the Merger Agreement or the AERKOMM Support Agreement.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, Pubco, the Sponsor and certain former shareholders of AERKOMM (collectively, the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain the Company’s Common Shares and Domesticated the Company Warrants that are held by the Holders from time to time.
The Registration Rights Agreement amends and restates the registration rights agreement that was entered into the Company, the Sponsor and the other parties thereto in connection with the Company’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities.
NOTE 7.   WARRANTS
As of June 30, 2024 and December 31, 2023, there were an aggregate of 18,650,000 warrants outstanding, comprised of 11,500,000 Public Warrants and 7,150,000 Private Placement Warrants.
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless the Class A ordinary shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant.
The Company agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, the Company may call the warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

The Company will not redeem the warrants for cash unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the warrants for redemption as described above, Management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Board of Directors and, in the case of any such issuance to the Initial Shareholders, and Anchor Investors, or their affiliates, without taking into account any Founder Shares held by the Initial Shareholders, and Anchor Investors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day after the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an initial Business Combination (except, among other limited exceptions, to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by the Company so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described herein, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.
The accounting treatment of derivative financial instruments requires that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The Public Warrants have been allocated a portion of the proceeds from the issuance of the Units equal to their fair value. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
NOTE 8.   CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Preference Shares
The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2024 and December 31, 2023, there were no preference shares issued or outstanding.

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
Class A Ordinary Shares
The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of June 30, 2024 and December 31, 2023, there were 4,002,121 Class A ordinary shares issued and outstanding, excluding 2,846,071 shares of Class A ordinary shares subject to possible redemption, which are presented as temporary equity, respectively.
Class B Ordinary Shares
The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of June 30, 2024 and December 31, 2023, there were 1,747,879 Class B ordinary shares issued and outstanding, respectively, and the Initial Shareholders, including the Anchor Investors, owned 67% of the Company’s issued and outstanding shares on an as-converted basis.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law. Unless specified in the Amended and Restated Memorandum and Articles of Association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the ordinary shares that are voted is required to approve any such matter voted on by the shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the ordinary shares that are voted, and pursuant to the Amended and Restated Memorandum and Articles of Association; such actions include amending the Amended and Restated Memorandum and Articles of Association and approving a statutory merger or consolidation with another company.
The Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. The Company’s shareholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Prior to the Company’s initial Business Combination, (i) only holders of the Founder Shares will have the right to vote on the appointment of directors and (ii) in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two thirds of the votes of all ordinary shares), holders of the Class B ordinary shares will have ten votes for every Class B ordinary share and holders of the Class A ordinary shares will have one vote for every Class A ordinary share. These provisions of the Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution passed by not less than 90% of the ordinary shares who attend and vote at the Company’s general meeting which shall include the affirmative vote of a simple majority of the Class B ordinary shares. Holders of the Public Shares will not be entitled to vote on the appointment of directors prior to the initial Business Combination. In addition, prior to the completion of an initial Business Combination, holders of a majority of the Founder Shares may remove a member of the Board of Directors for any reason. In connection with the initial Business Combination, the Company may enter into a shareholders agreement or other arrangements with the shareholders of the target with respect to voting and other corporate governance matters following completion of the initial Business Combination.
NOTE 9.   FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
Description	Amount at Fair Value	Level 1	Level 2	Level 3
June 30, 2024
Liabilities
Warrant liability – Public Warrants	$920,000	$—	$920,000	$—
Warrant liability – Private Placement Warrants	572,000	—	—	572,000
Total Liabilities	$1,492,000	$—	$920,000	$572,000
Description	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2023
Liabilities
Warrant liability – Public Warrants	$230,000	$—	$230,000	$—
Warrant liability – Private Placement Warrants	143,000	—	—	143,000
Total Liabilities	$373,000	$—	$230,000	$143,000
Cash Held in Trust Account
As of June 30, 2024, assets held in the Trust Account were comprised of approximately $32.4 million in cash held by Trust Account. As of December 31, 2023, assets held in the Trust Account were comprised of approximately $31.4 million in cash held by Trust Account.
Fair Value Measurements
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in November 2021, when the Public Warrants were separately listed and traded, and subsequently transferred to a Level 2 measurement during the quarter ended March 31, 2022 due to low trading volume.
The Company utilized a Monte-Carlo simulation model for the initial valuation of the Public Warrants. Beginning in November 2021, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants under the ticker “IXAQW”.
The Company utilized a probability-adjusted Black-Scholes method to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the statements of operations. The estimated fair value of the Private Placement Warrant liabilities is determined using Level 3 inputs. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
The following table provides the significant inputs to the probability-adjusted Black-Scholes method for the fair value of the Private Placement Warrants:
	June 30, 2024	December 31, 2023
Stock price	$11.40	$11.05
Exercise price	$11.50	$11.50
Dividend yield	—%	—%
Expected term (in years)	5.28	5.28
Volatility	4.10%	2.80%
Risk-free rate	4.24%	3.77%
Fair value	$0.08	$0.02
The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:
Fair value at December 31, 2023	$143,000
Change in fair value of Private Placement Warrants	71,500
Fair value at March 31, 2024	$214,500
Change in fair value of Private Placement Warrants	357,500
Fair value at June 30, 2024	$572,000
Fair value at December 31, 2022	$143,000
Change in fair value of Private Placement Warrants	143,000
Fair value at March 31, 2023	$286,000
Change in fair value of Private Placement Warrants	(71,500)
Fair value at June 30, 2023	$214,500
The Company recognized $932,500 loss and $186,500 gain on change in the fair value of the Public Warrants and Private Placement Warrants in the accompanying statements of operations for the three months period ended June 30, 2024 and 2023, respectively. The Company recognized $1,119,000 loss and $186,500 loss on change in the fair value of the Public Warrants and Private Placement Warrants in the accompanying statements of operations for the six months period ended June 30, 2024 and 2023, respectively.
Derivative Liability — Conversion Feature
The Company utilizes a Monte Carlo model to estimate the fair value of the conversion feature within the Extension Promissory Note, which is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the conversion feature are recognized as non-cash gains or losses in the accompanying statements of operations.
The key assumptions in the model relate to expected share-price volatility, risk-free interest rate, exercise price, expected term and the probability of occurrence of the transaction. The expected volatility was based on the average volatility of special purpose acquisition companies that are searching for an acquisition target. The risk-free interest rate is based on interpolation of Treasury yields with a term commensurate with the term of the warrants. The Company anticipates the dividend yield to be zero. The expected term of the warrants is assumed to be the estimated date of a Business Combination.
The estimated fair value of the conversion feature related to the Extension Promissory Note as of issuance and for the period ended June 30, 2024 is zero.

IX ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
NOTE 10.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the accompanying unaudited condensed consolidated financial statements were issued in the Form 10-Q filed on August 19, 2024. Based upon this review, other than below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying unaudited condensed consolidated financial statements.
On August 5, 2024, the Panel granted the Company’s request for continued listing on the Nasdaq Global Market and confirmed that the Company was in compliance with the Minimum Total Holders Rule.
On July 23, 2024 and August 16, 2024, the Sponsor deposited $50,000 each into the Company’s trust account in connection with the thirteenth and nineteenth Extension, respectively to extend the life until September 12, 2024.
On August 12, 2024, the Parent and the Company entered into one new SAFE Agreement and amended one of the SAFE Agreements previously executed on May 13, 2024. Additionally, on July 8, 2024, the Company canceled the other SAFE Agreement that was entered into on May 13, 2024. Furthermore, on June 26, 2024, the Parent and the Company entered into one new SAFE Agreement. As a result, as of August 12, 2024, SAFE Agreements for an aggregate of $2,585,200 have been entered into. The SAFE Agreements will automatically convert upon the closing of the merger at $11.50 per share of Parent Common Stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
IX Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of IX Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Notes 1 and 2 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses on or before April 12, 2024, with the right to extend the business combination deadline by an additional six months through October 12, 2024 by making certain extension deposits into the Company’s Trust Account. There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to October 12, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline beyond October 12, 2024 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 2. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Hartford, CT
March 27, 2024

IX ACQUISITION CORP.
BALANCE SHEETS
	December 31,
	2023	2022
Assets
Current assets:
Cash	$24,278	$70,236
Prepaid expenses	30,030	233,901
Total current assets	54,308	304,137
Non-current assets:
Cash and Investments held in the Trust Account	31,440,528	234,364,451
Total Assets	$31,494,836	$234,668,588
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$—	$32,419
Accrued expenses	1,256,667	990,312
Extension Promissory Note	1,889,768	—
Total current liabilities	3,146,435	1,022,731
Non-current liabilities:
Derivative warrant liabilities	373,000	373,000
Deferred underwriting fee payable	6,050,000	12,100,000
Total non-current liabilities	6,423,000	12,473,000
Total Liabilities	9,569,435	13,495,731
Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, $0.0001 par value, at approximately $11.05 and $10.19 per share, respectively; 2,846,071 and 23,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	31,440,528	234,364,451
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 4,002,121 and 0 non-redeemable shares issued or outstanding as of December 31, 2023 and 2022, respectively	401	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 1,747,879 and 5,750,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	174	575
Additional paid-in capital	1,766,556	—
Accumulated deficit	(11,282,258)	(13,192,169)
Total shareholders’ deficit	(9,515,127)	(13,191,594)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:	$31,494,836	$234,668,588
The accompanying notes are an integral part of the financial statements.

IX ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the Year Ended December 31,
	2023	2022
Operating and formation expenses	$1,043,627	$1,443,062
Loss from operations	(1,043,627)	(1,443,062)
Other income:
Income from investments held in the Trust Account	4,724,941	3,212,946
Interest income on an operating account	94	919
Gain on forfeiture of deferred underwriting fee payable	336,985	—
Change in fair value of derivative warrant liabilities	—	7,516,000
Total other income	5,062,020	10,729,865
Net income	$4,018,393	$9,286,803
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	9,753,411	23,000,000
Basic and diluted net income per share, Class A ordinary shares subject to redemption	$0.26	$0.32
Basic and diluted weighted average shares outstanding, Class A (non-redeemable) and Class B ordinary shares	5,750,000	5,750,000
Basic and diluted net income per share, Class A (non-redeemable) and Class B ordinary shares	$0.26	$0.32
The accompanying notes are an integral part of the financial statements.

IX ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	5,750,000	$575	$—	$(19,982)	$(19,266,026)	$(19,285,433)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	—	(3,212,946)	(3,212,946)
Repayment of subscription receivable	—	—	—	—	—	19,982	—	19,982
Net income	—	—	—	—	—	—	9,286,803	9,286,803
Balance – December 31, 2022	—	—	5,750,000	575	—	—	(13,192,169)	(13,191,594)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(3,946,459)	—	(2,108,482)	(6,054,941)
Gain on forfeiture of deferred underwriting fee payable	—	—	—	—	5,713,015	—	—	5,713,015
Class B to Class A Conversion	4,002,121	401	(4,002,121)	(401)	—	—	—	—
Net income	—	—	—	—	—	—	4,018,393	4,018,393
Balance – December 31, 2023	4,002,121	$401	1,747,879	$174	$1,766,556	$—	$(11,282,258)	$(9,515,127)
The accompanying notes are an integral part of the financial statements.

IX ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$4,018,393	$9,286,803
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	—	(7,516,000)
Income from investments held in the Trust Account	(4,724,941)	(3,212,946)
Gain on forfeiture of deferred underwriting fee payable	(336,985)	—
Changes in operating assets and liabilities:
Prepaid expenses	203,871	251,344
Accounts payable	(32,419)	16,830
Accrued expenses	266,355	615,288
Net cash used in operating activities	(605,726)	(558,681)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with Redemptions	208,978,864	—
Cash deposited in the Trust Account	(1,330,000)	—
Net cash provided by investing activities	207,648,864	—
Cash Flows from Financing Activities:
Proceeds from subscription receivable	—	19,982
Repayment from advance to related party, net	—	3,495
Proceeds from Extension Promissory Note	1,889,768	—
Redemption of ordinary shares	(208,978,864)	—
Offering costs paid	—	(6,180)
Net cash (used in) provided by financing activities	(207,089,096)	17,297
Net change in cash	(45,958)	(541,384)
Cash – beginning of the period	70,236	611,620
Cash – end of the period	$24,278	$70,236
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting fee reduction	$5,713,015	—
Remeasurement of Class A ordinary shares to redemption amount	$6,054,941	$3,212,946
Conversion of Class B shares to Class A	$401	—
The accompanying notes are an integral part of the financial statements.

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Overview
IX Acquisition Corp. (the “Company”, “our Company,” “we” or “us”) is a blank check company incorporated in the Cayman Islands on March 1, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2023, the Company had not commenced any operations. All activity for the period from March 1, 2021 (inception) through December 31, 2023 relates to the Company’s formation and the initial public offering consummated on October 12, 2021 (“Initial Public Offering”), which is described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company generates non-operating income in the form of interest income from the amount held in the Trust Account (as defined below).
The Registration Statement on Form S-1 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2021 (File No. 333-259567), as amended (the “Registration Statement) for the Initial Public Offering was declared effective on October 6, 2021. On October 12, 2021, the Company consummated the Initial Public Offering of 23,000,000 Units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”, and the warrants included in the Units sold, the “Public Warrants”), including 3,000,000 Units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full, at $10.00 per Unit, generating total gross proceeds of $230,000,000 (see Note 3).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,150,000 warrants (the “Private Placement Warrants”, and together with the Public Warrants, the “warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to IX Acquisition Sponsor, LLC (the “Sponsor”), Cantor Fitzgerald & Co. (“Cantor”) and Odeon Capital Group, LLC (“Odeon”), generating gross proceeds of $7,150,000 (the “Private Placement”) (see Note 4).
Transaction costs amounted to $30,639,304, consisting of $4,000,000 of underwriting fees, $12,100,000 of deferred underwriting fees, $13,853,689 for the excess of the fair value over the sales price of Founder Shares (as defined in Note 5) sold to the Anchor Investors (as defined in Note 5), and $685,615 of other offering costs.
Upon the closing of the Initial Public Offering on October 12, 2021, an amount of $231,150,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants in the Private Placement was placed in a U.S.-based trust account (the “Trust Account”) and was initially invested only in the U.S. Department of the Treasury (the “Treasury”) obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct Treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on November 13, 2023 the Company instructed Continental Stock Transfer & Trust Company (“Continental”) to liquidate the investments held in the Trust Account, and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee, until the earliest of: (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association of the Company currently in effect, as amended, (the “Amended and Restated Memorandum and Articles of Association”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below); and (iii) absent an initial Business Combination within the Combination Period, the return of the funds held in the Trust Account to the Public Shareholders (as defined below) as part of the redemption of the Public Shares.

If the Company does not invest the proceeds as discussed above, the Company may be deemed to be subject to the Investment Company Act. If the Company is deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which the Company has not allotted funds and may hinder the Company’s ability to complete a Business Combination. If the Company is unable to complete the initial Business Combination, the Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and the warrants will expire worthless.
The Company will provide its holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. All Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.05 per Public Share, plus (x) any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and (y) the per share portion of the Contribution (as defined below) (see Notes 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. All Public Shares subject to redemption were recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).
The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association as then in effect, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to the Initial Public Offering (other than the Anchor Investors) (the “Initial Shareholders”), the Anchor Investors, and the Company’s executive officers and directors (“Management” or “Management Team”) agreed to vote any Founder Shares held by them, and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they (i) vote for or against the proposed transaction or (ii) were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the Company’s prior written consent.
The Initial Shareholders agreed to (i) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Combination Period and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within the Combination Period. However, if the Initial Shareholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

Combination Period and Share Redemption/Conversion Events
If the Company is unable to complete a Business Combination within a certain period of time as outlined below (“the Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and Board of Directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Company initially had 18 months from the closing of the Initial Public Offering (by April 12, 2023) to consummate a Business Combination as the Combination Period, prior to any amendments to the Amended and Restated Memorandum and Articles of Association to extend the duration of the Combination Period. As outlined through a series of proposals below, the Combination Period has since been extended. As of December 31, 2023, the Company had until January 12, 2024 to complete a Business Combination, with the right to extend the Combination Period through no later than October 12, 2024, subject to making required monthly extension deposits into the Trust Account of the lesser of (x) $50,000 or (y) $0.025 for each Class A Ordinary Share included as part of the units sold in the IPO. Subsequent to December 31, 2023, the Company has made each of the applicable extension deposits into the Trust allowing for the Business Combination Period to extend to April 12, 2024 as of the date these financial statements (see Note 10).
On April 10, 2023, the Company held an extraordinary general meeting of shareholders (the “2023 Extraordinary Meeting”). At the 2023 Extraordinary Meeting, the Company’s shareholders approved, among other things, a proposal to grant the Company the right to extend the Combination Period, from April 12, 2023 to May 12, 2023 (the “Extended Date”), and to allow the Company, without another shareholder vote, by resolution of the Company’s board of directors (the “Board of Directors”), to elect to further extend the Extended Date in one-month increments up to eleven additional times, or a total of up to twelve months total, up to April 12, 2024 (the “Extension Proposal”) by amending the Amended and Restated Memorandum and Articles of Association. Under Cayman Islands law, such amendment of the Amended and Restated Memorandum and Articles of Association took effect upon approval of the Extension Proposal. As a result of the approval of the Extension Proposal, the Company was provided the ability, with monthly extension payments, but without another shareholder vote and by resolution of the Board of Directors, to extend the Extended Date in one-month increments through April 12, 2024; extending the Combination Period up to April 12, 2024 to complete a Business Combination.
At the 2023 Extraordinary Meeting, the Company’s shareholders also approved to further amend the Amended and Restated Memorandum and Articles of Association (i) to eliminate (x) the limitation that the Company may not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 and (y) the limitation that the Company shall not consummate a Business Combination unless the Company has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination (the “Redemption Limitation Amendment Proposal”) and (ii) to provide for the right of a holder of the Class B ordinary shares, par value $0.0001 per share, to convert into Class A ordinary shares, par value $0.0001 per share, on a one-for-one basis at any time and from time to time prior to the closing of a Business Combination at the election of the holder (the “Founder Share Amendment Proposal”). Those amendments to the Amended and Restated Memorandum and Articles of Association took effect upon the approval of the Company’s shareholders. In connection with the votes to approve the Extension Proposal, the Redemption Limitation Amendment Proposal and the Founder Share Amendment Proposal, the holders of 18,336,279 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.31 per share (the “Redemptions”), for an aggregate redemption amount of approximately $189 million. After the satisfaction of such Redemptions, the balance in the Trust Account was approximately $48 million.

Additionally, the Sponsor agreed that if the Extension Proposal was approved, it or its designee would deposit into the Trust Account as a loan, an amount equal to the lesser of (x) $160,000 or (y) $0.04 per Public Share multiplied by the number of Public Shares outstanding (the “Contribution”), on each of the following dates: (i) April 13, 2023; and (ii) one business day following the public announcement by the Company disclosing that the Board of Directors has determined to extend the Extended Date for an additional month in accordance with the Extension Proposal.
In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on April 13, 2023, the Company issued a convertible promissory note to the Sponsor with a principal amount up to $1 million (the “Original Extension Promissory Note”), which was amended and restated as described below (see Note 5).
On April 13, 2023, the Sponsor advanced $160,000 for the first Contribution. On May 9, 2023, the Board of Directors elected to extend the Extended Date from May 12, 2023 to June 12, 2023. In connection with such election, the Board of Directors delivered the Sponsor a written request to draw down $160,000 under the Extension Promissory Note (as defined below). On May 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this second extension of the Extended Date. On June 9, 2023, the Board of Directors elected to extend the Extended Date from June 12, 2023 to July 12, 2023. On June 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this third extension. On July 11, 2023, the Board of Directors elected to extend the Extended Date from July 12, 2023 to August 12, 2023. On July 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this fourth extension. On August 9, 2023, the Board of Directors elected to extend the Extended Date from August 12, 2023 to September 12, 2023. On August 11, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this fifth extension. On September 12, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this sixth extension, extending the Combination Period to October 12, 2023.
On May 9, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association, the Sponsor, the holder of an aggregate of 4,002,121 of the Class B ordinary shares, elected to convert each outstanding Class B ordinary share held by it on a one-for-one basis into Class A ordinary shares, with immediate effect (the “Founder Conversion”). Following the Founder Conversion, the Company had an aggregate of 8,665,842 Class A ordinary shares and 1,747,879 Class B ordinary shares issued and outstanding.
On September 8, 2023, the Company issued an amended and restated promissory note in the principal amount of up to $2.5 million to the Sponsor (the “Amended and Restated Extension Promissory Note” and together with the Original Extension Promissory Note, the “Extension Promissory Note”), to amend and restate the Original Extension Promissory Note. The Amended and Restated Extension Promissory Note was issued in connection with advances the Sponsor may make, in its discretion, to the Company for working capital expenses. The Amended and Restated Extension Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date of the Company’s liquidation.
At the election of the Sponsor, up to $1,500,000 of the unpaid principal balance under the Amended and Restated Extension Promissory Note may be converted into warrants of the Company (the “Conversion Warrants”) at the price of $1.00 per warrant. Such Conversion Warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement.
On October 12, 2023, the Company issued a press release announcing that the Board of Directors has elected to extend the Combination Period for an additional month, from October 12, 2023 to November 12, 2023. In connection with the seventh extension of the Extended Date, the Board of Directors delivered the Sponsor a written request to draw down $160,000 under the Extension Promissory Note. On October 13, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this seventh extension.
On November 13, 2023, the Company issued a press release announcing that the Board of Directors has elected to extend the Combination Period for an additional month, from November 12, 2023 to

December 12, 2023. In connection with the eighth extension of the Extended Date, the Board of Directors delivered the Sponsor a written request to draw down $160,000 under the Extension Promissory Note. On November 13, 2023, the Sponsor deposited the $160,000 Contribution into the Trust Account in connection with this eighth extension.
On December 11, 2023, the Company held the Meeting. At the Meeting, the Second Extension Amendment Proposal to give the Board the right to extend the date by which the Company must consummate a Business Combination from December 12, 2023 on a monthly basis up to ten (10) times until October 12, 2024 (or such earlier date as determined by the Board) (the “Second Extension Amendment”) was approved. Under the law of the Cayman Islands, upon approval of the Second Extension Amendment Proposal by the affirmative vote of at least two-thirds (2/3) of the shareholders entitled to vote, who attended and voted at the Meeting (including those who voted online), the Second Extension Amendment became effective. The Company filed the Second Extension Amendment with the Cayman Islands Registrar of Companies on December 12, 2023.
The Meeting was held, in part, to satisfy the annual meeting requirement pursuant to Listing Rule 5620(a) (the “Rule”) of The Nasdaq Stock Market LLC. Pursuant to the Rule, the Company was required to hold its first annual meeting of shareholders on or prior to December 31, 2023. Because the Meeting did not technically constitute an “annual general meeting” under Cayman Islands law, the terms of the Company’s Class I directors did not expire at the Meeting.
In connection with the approval of the Second Extension Amendment Proposal, the Sponsor agreed to contribute to the Company, as a loan (the “Contribution”), the lesser of (x) $50,000 or (y) $0.025 for each Class A Ordinary Share included as part of the units sold in the IPO (the “Public Shares”) that remains outstanding and was not redeemed for each calendar month (commencing on December 12, 2023 and on the 12th day of each subsequent month) until October 12, 2024, or portion thereof, that is needed to complete a Business Combination.
In connection with the vote to approve the Second Extension Amendment Proposal, the holders of 1,817,650 Public Shares properly exercised their right to redeem such shares for cash at a redemption price of approximately $11.00 per share, for an aggregate redemption amount of approximately $19.99 million. Consequently, the Contribution will be $50,000 per month needed for the Company to continue to extend the Combination Period monthly. On December 12, 2023, the Company made deposits of $50,000 for December extension contribution.
The underwriters of the Initial Public Offering agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution might be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.05 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Nasdaq listing
On October 9, 2023, the Company received a letter (the “Total Shareholders Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5450(a)(2), which required the Company to main at least 400 total holders for continued listing on the Nasdaq Global Market. The Total Shareholders Notice stated that the Company had until November 24, 2023 to provide Nasdaq with a plan to regain compliance. If the plan was accepted, Nasdaq might grant an extension of up to 180 calendar days from the date of the Total Shareholders Notice to evidence compliance. If Nasdaq did not accept the Company’s plan, the Company would have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Total Shareholders Notice had no immediate effect on the listing of the Company’s securities, and the Company’s securities continued to trade on the Nasdaq Global Market. On November 24, 2023, the Company provided plan to Nasdaq for meeting the requirements under Nasdaq Listing Rule 5450(a)(2), and evaluated available options to regain compliance. However, there could be no assurance that the Company would be able to regain compliance under Nasdaq Listing Rule 5450(a)(2), or would otherwise be in compliance with other Nasdaq listing criteria. On October 12, 2023, the Company filed a Current Report on Form 8-K with the SEC (the “Oct. 2023 Current Report”) to disclose its receipt of the Total Shareholders Notice in accordance with Nasdaq Listing Rule 5810(b). On January 18, 2024 the Company provided an update to Nasdaq of its progress on fulfilling the plan to regain compliance and received a request to provide an additional update to Nasdaq on February 20, 2024. On February 20, 2024 the Company again updated Nasdaq on its progress in fulfilling the plan to regain compliance and continues to be proactive in regaining compliance. Pursuant to the 180-day deadline from the letter received October 9, 2023, the date for the Company to demonstrate compliance is April 6, 2024. In the event that the Company is not able to demonstrate compliance to Nasdaq on such date, there is a reasonable possibility that the Company may receive a de-list letter from Nasdaq, at which point the Company would need to request a hearing.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).
Going Concern Consideration
As of December 31, 2023, the Company had approximately $24,000 in cash held outside of the Trust Account and a working capital deficit of approximately $3.1 million. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern” (“ASC 205-40”), the Company has until October 12, 2024, if all extensions of the Extended Date are exercised, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time, and if a Business Combination is not consummated by this date, then there will be a mandatory liquidation and subsequent dissolution of the Company.
Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution of the Company raises substantial doubt about its ability to continue as a going concern for a period of time within one year after the date that the accompanying financial statements are issued.
Management plans to address this uncertainty through the initial Business Combination as discussed above. There is no assurance that the Company’s plans to consummate the initial Business Combination will be successful or successful within the Combination Period. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the accompanying financial statements with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the accompanying financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying financial statements and the reported amounts of expenses during the reporting periods. The most significant estimates are related to the fair value of the warrants.
Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of December 31, 2023 and 2022, the Company has not experienced losses on these accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022.
Cash and Investments Held in the Trust Account
The Company’s portfolio of investments was initially comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust

Account were comprised of U.S. government securities, the investments were classified as “trading securities”. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at “fair value”. Trading securities and investments in money market funds are presented on the accompanying balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. As of December 31, 2023, the assets held in the Trust Account were in cash. As of December 31, 2022, the assets held in the Trust Account were in Treasury securities.
To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on November 13, 2023 the Company instructed Continental to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank, with Continental continuing to act as trustee, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to the Company’s shareholders (see Note 1).
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the accompanying statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The Company evaluated the Public Warrants and Private Placement Warrants in accordance with ASC 480 and ASC 815 and concluded that a provision in the warrant agreement related to certain tender or exchange offers precludes the Public Warrants and Private Placement Warrants from being accounted for as components of equity. As the Public Warrants and Private Placement Warrants meet the definition of a derivative as contemplated in ASC 815, they were recorded as derivative liabilities on the accompanying balance sheets and measured at fair value at inception (on the date of the Initial Public Offering) and at each reporting date in accordance with FASB ASC Topic 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the accompanying statements of operations in the period of change. The determination of fair value for the warrant liabilities represents a significant estimate within the accompanying financial statements.
Convertible Instruments
The Company accounts for that feature conversion options in its promissory notes in accordance with ASC 815. ASC 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.
Fair Value of Financial Instruments
“Fair value” is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.
The carrying amounts reflected in the accompanying balance sheets for cash, due from related party, and accounts payable approximate fair value due to their short-term nature. The three levels of the fair value hierarchy under ASC 820 are as follows:
•
“Level 1”, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
“Level 2”, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
“Level 3”, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.
See Note 9 for additional information on assets and liabilities measured at fair value.
Class A Ordinary Shares Subject to Possible Redemption
All of the 23,000,000 Class A ordinary shares sold as part of the Units in the Initial Public Offering and subsequent full exercise of the underwriters’ over-allotment option contain a redemption feature that allows for the redemption of such Public Shares (i) in connection with the Company’s liquidation, (ii) if there is a shareholder vote or tender offer in connection with the Business Combination and (iii) in connection with certain amendments to the Amended and Restated Memorandum and Articles of Association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Public Shares have been classified outside of permanent equity.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.
As of December 31, 2023 and 2022, the Class A ordinary shares subject to redemption reflected in the accompanying balance sheets are reconciled in the following table:
Class A ordinary shares subject to possible redemption – January 1, 2023	$234,364,451
Less:
Redemption of ordinary shares	(208,978,864)
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption	6,054,941
Class A ordinary shares subject to possible redemption – December 31, 2023	$31,440,528

Offering Costs associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the accompanying statements of operations. Offering costs associated with the Class A ordinary shares were charged against the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. Deferred underwriting commissions are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Income Taxes
The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transitions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the accompanying financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. There are no taxes in the Cayman Islands and accordingly income taxes are not levied on the Company. Consequently, income taxes are not reflected in the accompanying financial statements.
Net Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share” (“ASC 260”). The Company has two classes of shares, the Class A ordinary shares and Class B ordinary shares. Income is shared pro rata between the two classes of shares.
Net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from net income per share as the redemption value approximates fair value. Therefore, the income per share calculation allocates income shared pro rata between redeemable and non-redeemable ordinary shares. The Company has not considered the effect of the exercise of the Public Warrants and Private Placement Warrants to purchase an aggregate of 18,650,000 shares in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events.

The following tables reflect the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):
	For the Year Ended December 31,
	2023	2022
Class A Ordinary Shares subject to possible redemption
Numerator: Net income allocable to Class A ordinary shares (Redeemable)	$2,528,027	$7,429,442
Denominator: Weighted Average Class A ordinary shares (Redeemable)
Basic and diluted weighted average shares outstanding	9,753,411	23,000,000
Basic and diluted net income per share	$0.26	$0.32
Class A (non-redeemable) and Class B Ordinary Shares
Numerator: Net income allocable to Class A ordinary shares (non-redeemable) and Class B ordinary shares	1,490,366	1,857,361
Denominator:
Weighted Average Class A (non-redeemable) and Class B ordinary shares – Basic and diluted weighted average shares outstanding	5,750,000	5,750,000
Basic and diluted net income per share	$0.26	$0.32
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on its financial statements.
Management does not believe there are any material recently issued, but not yet effective, accounting standards that, if currently adopted, would have a material effect on the accompanying financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, which was consummated on October 12, 2021, the Company sold 23,000,000 Units, including 3,000,000 Units that were issued pursuant to the underwriters’ exercise of their over-allotment option in full, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share and one-half of one Public Warrant. Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor, Cantor and Odeon purchased an aggregate of 7,150,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,150,000 in the aggregate), $19,982 of which was not funded by the Sponsor at the time of the Private Placement and recorded as a subscription receivable as of December 31, 2021. The subscription receivable was paid on April 12, 2022.
Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. The proceeds from the Private Placement were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the Private Placement will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On March 11, 2021, the Sponsor was issued 5,750,000 Class B ordinary shares (the “Founder Shares”) for an aggregate of $25,000 paid to cover certain expenses on behalf of the Company. The Founder Shares included an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor and its permitted transferees would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised the over-allotment in full simultaneously with the closing of the Initial Public Offering, thus the 750,000 Class B ordinary shares are no longer subject to forfeiture.
On May 9, 2023, pursuant to the terms of the Amended and Restated Memorandum and Articles of Association, the Sponsor elected to convert all 4,002,121 Founder Shares it held on a one-for-one basis into Class A ordinary shares, with immediate effect. Following this Founder Conversion and the Redemptions, the Company had an aggregate of 8,665,842 Class A ordinary shares and 1,747,879 Class B ordinary shares issued and outstanding.
The Initial Shareholders agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) subsequent to an initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
A total of (i) eight investors (the “Anchor Investors”), purchased 1,980,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit: (ii) six Anchor Investors purchased 980,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit; (iii) one Anchor Investor purchased 780,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit; and (iv) one Anchor Investor purchased 500,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit. Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders. Further, the Anchor Investors are not required to (x) hold any Units, Class A ordinary shares or warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (y) vote any Class A ordinary shares they may own at the applicable time in favor of the Business Combination or (z) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.
Each Anchor Investor entered into separate investment agreements (the “Anchor Investment Agreements”) with the Company and the Sponsor pursuant to which each Anchor Investor purchased a specified number of Founder Shares, or an aggregate of 1,747,879 Founder Shares, from the Sponsor for $0.004 per share, or an aggregate purchase price of $6,992 at the closing of the Initial Public Offering. Pursuant to the investment agreements, the Anchor Investors agreed to (a) vote any Founder Shares held by them in favor of the Business Combination and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Sponsor and independent directors.
The Company estimated the fair value of the Founder Shares attributable to the Anchor Investors to be $13,860,681 or $7.93 per share recognized upon the Initial Public Offering. The Company determined the fair value based on a stock price simulation performed by a third party. The excess of the fair value of the Founder Shares sold over the purchase price of $6,992 (or $0.004 per share) was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed in the accompanying statements of operations. Offering costs allocated to the Public Shares were charged to temporary equity upon the completion of the Initial Public Offering.
Prior to the First Extension vote in April 12, 2023, the owners of all of the Founders Shares distributed pursuant to the Anchor Investment Agreements all entered into a first amendment of such agreement, such that the transferred shares shall, in the same proportion applicable to the Founder Shares held by the Sponsor, be automatically, and without further action of any of the parties, subject to any cut-back, reduction, mandatory repurchase, redemption, forfeiture, vesting or revesting, earnouts or other concessions agreed upon by the Company and the Sponsor in connection with the Company’s entry into an agreement with respect to, or the consummation of, an initial business combination.
Promissory Note — Related Party
On March 11, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “IPO Promissory Note”). This loan was non-interest bearing and upon the consummation of the Initial Public Offering. The Company borrowed $250,000 under the IPO Promissory Note and repaid the outstanding balance on October 12, 2021. The IPO Promissory Note was no longer available after the consummation of the Initial Public Offering.
Due from Related Party
Due from related party consists of amounts owed from the Sponsor, due to expenses paid by the Company on behalf of IX Acquisition Services LLC, an entity owned by an affiliate of the Sponsor (“IX Services”). As of December 31, 2021, the Company had approximately $3,500 in amount due from related party outstanding, which was fully paid in April 2022. Subsequently, the Company borrowed an additional amount of approximately $2,800 and fully settled the balance in July 2022.
Administrative Support Agreement
On October 6, 2021, the Company entered into an agreement with IX Services, to pay up to $10,000 per month for office space, secretarial and administrative services. Upon completion of a Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees; however, IX Services waived these fees for the year ended December 31, 2023. During the year ended December 31, 2023 and 2022, the Company incurred expenses in connection with such services of approximately $0 and $103,000, respectively, which are included within operating and formation expenses on the accompanying statements of operations.
Related Party Loans
The Sponsor has committed to loan the Company an aggregate of up to $1,400,000 for working capital purposes (“Committed Sponsor Loans”), at the Company’s request, on or after January 15, 2022. Such Committed Sponsor Loans will be convertible into Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or up to $1,400,000 in the aggregate. In addition, in order to finance transaction costs in connection with an intended initial Business

Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to (except in the case of the Committed Sponsor Loans), loan the Company additional funds as may be required on a non-interest basis (together with the Committed Sponsor Loans, the “Working Capital Loans”). If the Company completes an initial Business Combination, the Company would repay any such Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay any such Working Capital Loans but no proceeds from the Trust Account would be used for such repayment. Up to $1,400,000 of such loans (which amount includes the Committed Sponsor Loans) may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of December 31, 2023 and 2022, there were no borrowings under any Working Capital Loans.
In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on April 13, 2023, the Company issued the Extension Promissory Note to the Sponsor with a principal amount up to $1 million. The Extension Promissory Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination within the Combination Period, the Extension Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon maturity, the outstanding principal of the Extension Promissory Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Sponsor. Such warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement. The Contribution and any drawdowns in connection with the Extension Promissory Note are subject to unanimous written consent of the Board of Directors and the consent of the Sponsor.
On September 8, 2023, the Company issued the Amended and Restated Extension Promissory Note in the principal amount of up to $2.5 million to the Sponsor, to amend and restate the Extension Promissory Note. The Amended and Restated Extension Promissory Note was issued in connection with advances the Sponsor may make, in its discretion, to the Company for working capital expenses. The Amended and Restated Extension Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date of the Company’s liquidation.
At the election of the Sponsor, up to $1,500,000 of the unpaid principal balance under the Amended and Restated Extension Promissory Note may be converted into Conversion Warrants at the price of $1.00 per warrant. Such Conversion Warrants will have terms identical to the warrants issued to the Sponsor in the Private Placement.
During the year ended December 31, 2023, the Company had a total of $1,889,768 drawn on the Extension Promissory Note. There were no advances due under the Extension Promissory Note during the year ended December 31, 2022.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and Public Warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Registration Statement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company has granted Cantor and Odeon or their designees or affiliates certain registration rights relating to these securities. The underwriters of the Initial Public Offering may not exercise their demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the Registration Statement and may not exercise demand rights on more than one occasion. The Company bears the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
In connection with the Initial Public Offering, the underwriters were granted a 45-day option from the date of the prospectus to purchase up to 3,000,000 additional Units to cover over-allotments. On October 12, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 3,000,000 Units at an offering price of $10.00 per Unit, generating additional gross proceeds of $30,000,000 to the Company.
The underwriters were paid a cash underwriting discount of $0.20 per Unit (excluding over-allotment Units) in the Initial Public Offering, or $4,000,000 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.50 per Unit (excluding over-allotment Units) and $0.70 per over-allotment Unit (totaling $12,100,000 in the aggregate) is payable to the underwriters for deferred underwriting commissions. The deferred fee is payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of that certain underwriting agreement, dated as of October 6, 2021 (the “Underwriting Agreement”).
On April 12, 2023, the Company entered into a fee reduction agreement (the “Fee Reduction Agreement”), which amends the Underwriting Agreement. According to the Underwriting Agreement, the Company previously agreed to pay to the underwriters of the Initial Public Offering an aggregate of $12,100,000 as deferred underwriting commissions, a portion of which fee is payable to each underwriter in proportion to their respective commitments pursuant to the Underwriting Agreement, upon the consummation of a Business Combination. Pursuant to the Fee Reduction Agreement, the underwriters have agreed to forfeit sixty-six and 94/100 percent (66.94%) of the aggregate deferred underwriting commissions of $12,100,000 for a total reduction of $8,100,000. However, if the Company enters into a Business Combination with a target at a pre-money valuation above $100 million, the forfeiture percentage for underwriters will be reduced to no less than fifty percent (50%) of the aggregate deferred underwriting commissions of $12,100,000 for an approximate reduction of $6,050,000.
NOTE 7.   WARRANTS
As of December 31, 2023 and 2022, there were an aggregate of 18,650,000 warrants outstanding, comprised of 11,500,000 Public Warrants and 7,150,000 Private Placement Warrants.
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless the Class A ordinary shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant.
The Company agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, the Company may call the warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A ordinary shares and equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

The Company will not redeem the warrants for cash unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the warrants for redemption as described above, Management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Board of Directors and, in the case of any such issuance to the Initial Shareholders, and Anchor Investors, or their affiliates, without taking into account any Founder Shares held by the Initial Shareholders, and Anchor Investors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day after the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an initial Business Combination (except, among other limited exceptions, to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by the Company so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described herein, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.
The accounting treatment of derivative financial instruments requires that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The Public Warrants have been allocated a portion of the proceeds from the issuance of the Units equal to their fair value. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
NOTE 8.   CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Preference Shares
The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.
Class A Ordinary Shares
The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2023 and 2022, there were 4,002,121 and 0 Class A ordinary shares issued and outstanding, excluding 2,846,071 and 23,000,000 shares of Class A ordinary shares subject to possible redemption, which are presented as temporary equity, respectively.
Class B Ordinary Shares
The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of December 31, 2023 and 2022, there were 1,747,879 and 5,750,000 Class B ordinary shares issued and outstanding, respectively, and the Initial Shareholders, including the Anchor Investors, owned 67% of the Company’s issued and outstanding shares on an as-converted basis.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law. Unless specified in the Amended and Restated Memorandum and Articles of Association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the ordinary shares that are voted is required to approve any such matter voted on by the shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the ordinary shares that are voted, and pursuant to the Amended and Restated Memorandum and Articles of Association; such actions include amending the Amended and Restated Memorandum and Articles of Association and approving a statutory merger or consolidation with another company.
The Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. The Company’s shareholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Prior to the Company’s initial Business Combination, (i) only holders of the Founder Shares will have the right to vote on the appointment of directors and (ii) in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two thirds of the votes of all ordinary shares), holders of the Class B ordinary shares will have ten votes for every Class B ordinary share and holders of the Class A ordinary shares will have one vote for every Class A ordinary share. These provisions of the Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution passed by not less than 90% of the ordinary shares who attend and vote at the Company’s general meeting which shall include the affirmative vote of a simple majority of the Class B ordinary shares. Holders of the Public Shares will not be entitled to vote on the appointment of directors prior to the initial Business Combination. In addition, prior to the completion of an initial Business Combination, holders of a majority of the Founder Shares may remove a member of the Board of Directors for any reason. In connection with the initial Business Combination, the Company may enter into a shareholders agreement or other arrangements with the shareholders of the target with respect to voting and other corporate governance matters following completion of the initial Business Combination.
NOTE 9.   FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2023
Liabilities
Warrant liability – Public Warrants	$230,000	$—	$230,000	$—
Warrant liability – Private Placement Warrants	143,000	—	—	143,000
Total Liabilities	$373,000	$—	$230,000	$143,000
Description	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2022
Assets
Investments held in the Trust Account	$234,364,451	$234,364,451	$—	$—
Liabilities
Warrant liability – Public Warrants	$230,000	$—	$230,000	$—
Warrant liability – Private Placement Warrants	143,000	—	—	143,000
Total Liabilities	$373,000	$—	$230,000	$143,000

Cash and Investments Held in Trust Account
As of December 31, 2023, assets held in the Trust Account were comprised of approximately $31.4 million in cash held by Trust Account. As of December 31, 2022, the investments in the Trust Account consisted of approximately $234.4 million in U.S. Treasury securities.
Fair Value Measurements
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in November 2021, when the Public Warrants were separately listed and traded, and subsequently transferred to a Level 2 measurement during the quarter ended March 31, 2022 due to low trading volume.
The Company utilized a Monte-Carlo simulation model for the initial valuation of the Public Warrants. Beginning in November 2021, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants under the ticker “IXAQW”.
The Company utilized a probability-adjusted Black-Scholes method to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the statements of operations. The estimated fair value of the Private Placement Warrant liabilities is determined using Level 3 inputs. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.
The following table provides the significant inputs to the probability-adjusted Black-Scholes method for the fair value of the Private Placement Warrants:
	December 31, 2023	December 31, 2022
Stock price	$11.05	$10.14
Exercise price	$11.50	$11.50
Dividend yield	—%	—%
Expected term (in years)	5.28	5.27
Volatility	2.80%	2.6%
Risk-free rate	3.77%	3.91%
Fair value	$0.02	$0.02
The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:
Fair value at December 31, 2022	$143,000
Change in fair value of Private Placement Warrants	—
Fair value at December 31, 2023	$143,000
Fair value at December 31, 2021	$3,289,000
Change in fair value of Private Placement Warrants	(3,146,000)
Fair value at December 31, 2022	$143,000
The Company recognized $0 and an approximately $7.5 million gain on change in the fair value of the Public Warrants and Private Placement Warrants with a change in fair value of warrant liabilities in the accompanying statements of operations for the year ended December 31, 2023 and 2022, respectively.

Derivative Liability-Conversion Feature
The Company utilizes a Monte Carlo model to estimate the fair value of the conversion feature within the Extension Promissory Note, which is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the conversion feature are recognized as non-cash gains or losses in the accompanying statements of operations.
The key assumptions in the model relate to expected share-price volatility, risk-free interest rate, exercise price, expected term and the probability of occurrence of the transaction. The expected volatility was based on the average volatility of special purpose acquisition companies that are searching for an acquisition target. The risk-free interest rate is based on interpolation of Treasury yields with a term commensurate with the term of the warrants. The Company anticipates the dividend yield to be zero. The expected term of the warrants is assumed to be the estimated date of a Business Combination.
The estimated fair value of the conversion feature related to the Extension Promissory Note as of issuance and for the period ended December 31, 2023 is zero.
NOTE 10.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the accompanying financial statements were issued. Based upon this review, other than below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying financial statements.
On January 19, 2024, the Company issued a press release announcing that the Board had elected to extend the date by which the Company has to consummate a business combination from January 12, 2024 for an additional month to February 12, 2024 and further extend March 12, 2024 and April 12, 2024. The Company’s Amended and Restated Memorandum and Articles of Association provides the Company with the right to extend the Deadline Date eighteen times for an additional one month each time, from April 12, 2023, the initial Deadline Date, to up to October 12, 2024. In connection with the tenth Extension, the Board delivered the Sponsor a written request to draw down $50,000 under its previously-disclosed promissory note. The Sponsor deposited $50,000 each into the Company’s trust account in connection with the tenth, eleventh and twelfth Extension on January 12, 2024, February 17, 2024 and March 12, 2024, respectively.

AERKOMM INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Assets
Current Assets
Cash	$63,740	$4,202,797
Short-term investment	1,092,414	1,156,875
Account receivable – related parties	—	41,088
Inventories, net	170,892	170,892
Prepaid expenses	287,258	158,171
Other receivable – related parties	3,359,397	2,147,501
Other receivable	2,337,276	122,024
Other current assets	69,231	65,937
Total Current Assets	7,380,208	8,065,285
Long-term Investment	4,731,064	5,013,814
Property and Equipment
Cost	5,345,065	5,381,203
Accumulated depreciation	(3,152,624)	(3,085,789)
	2,192,441	2,295,414
Prepayment for land	38,346,669	40,114,286
Prepayment for equipment	317,639	324,866
Net Property and Equipment	40,856,749	42,734,566
Other Assets
Prepayment for equipment and intangible assets – customer projects – related parties	2,076,605	2,076,138
Prepayment for equipment and intangible assets – customer projects	8,406,433	8,326,017
Restricted cash	14,755	3,225,905
Intangible asset, net	12,136,934	13,024,692
Goodwill	4,573,819	4,573,819
Right-of-use assets, net – operating leases	162,142	221,417
Right-of-use assets, net – finance lease	52,327	55,454
Deposits	368,115	534,515
Total Other Assets	27,791,130	32,037,957
Total Assets	$80,759,151	$87,851,622
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets (continued)
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Liabilities and Stockholders’ Equity
Current Liabilities
Short-term loan	$5,512,037	$5,712,244
Convertible long-term bonds payable – current	2,537,349	10,303,775
Convertible long-term note payable – current	23,173,200	23,173,200
Accounts payable	1,892,480	1,900,317
Accrued expenses	6,598,518	5,995,972
Other payable – related parties	781,934	726,802
Other payable	11,369,618	8,057,112
Prepayment from customer – related parties	5,902,466	6,534,908
Prepayment from customer	762,000	—
Long-term loan – current	—	5,045
Lease liability – current	167,001	168,433
Total Current Liabilities	58,696,603	62,577,808
Long-term Liabilities
Convertible long-term bonds payable	200,000	200,000
Contract liability – non-current	—	762,000
Lease liability – non-current	79,416	120,932
Restricted stock deposit liability	1,000	1,000
Total Long-Term Liabilities	280,416	1,083,932
Total Liabilities	58,977,019	63,661,740
Stockholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2024 and December 31, 2023	—	—
Common stock, $0.001 par value, 90,000,000 shares authorized, 18,203,451 shares and 16,720,451 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of June 30, 2024 and December 31, 2023	18,203	16,720
Additional paid in capital	109,956,218	97,015,470
Subscribed capital	3,499,496	5,004,000
Accumulated deficits	(90,473,956)	(77,479,704)
Accumulated other comprehensive loss	(1,217,829)	(366,604)
Total Stockholders’ Equity	21,782,132	24,189,882
Total Liabilities and Stockholders’ Equity	$80,759,151	$87,851,622

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
	2024	Restated 2023	2024	Restated 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Sales – Related Party	$—	$—	$18,480	$451,915
Service Income – Related Party	—	—	34,775	—
Total Revenue	—	—	53,255	451,915
Cost of Sales	22,727	—	60,843	445,449
Gross (Loss) Profit	(22,727)	—	(7,588)	6,466
Operating Expenses	6,446,335	3,635,725	11,554,437	7,279,117
Loss from Operations	(6,469,062)	(3,635,725)	(11,562,025)	(7,272,651)
Non-Operating Income (Loss)
Foreign currency exchange loss	(141,664)	(499,732)	(830,259)	(320,143)
Interest expenses	(305,994)	(365,443)	(592,625)	(726,650)
Unrealized gain (loss) on investments	108	(95,686)	780	(103,515)
Other income (loss), net	4,933	37,470	(7,723)	109,407
Net Non-Operating Loss	(442,617)	(923,391)	(1,429,827)	(1,040,901)
Loss before Income Taxes	(6,911,679)	(4,559,116)	(12,991,852)	(8,313,552)
Income Tax Expense	—	2,400	2,400	2,400
Net Loss	(6,911,679)	(4,561,516)	(12,994,252)	(8,315,952)
Other Comprehensive Income (Loss)
Change in foreign currency translation adjustments	(181,989)	(356,188)	(851,225)	(221,934)
Total Comprehensive Loss	$(7,093,668)	$(4,917,704)	$(13,845,477)	$(8,537,886)
Net Loss Per Common Share:
Basic	$(0.39)	$(0.46)	$(0.73)	$(0.84)
Diluted	$(0.39)	$(0.46)	$(0.73)	$(0.84)
Weighted Average Shares Outstanding – Basic	17,900,921	9,869,165	17,900,921	9,869,165
Weighted Average Shares Outstanding – Diluted	17,900,921	9,869,165	17,900,921	9,869,165
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity
For the six months ended June 30, 2023
	Common Stock		Additional Paid in Capital	Accumulated Deficits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance as of January 1, 2023	9,720,003	$9,720	$79,078,005	$(53,645,981)	$(373,974)	$25,067,770
Stock compensation expense	—	—	54,891	—	—	54,891
Other comprehensive income	—	—	—	—	134,254	134,254
Net loss for the period	—	—	—	(3,754,436)	—	(3,754,436)
Balance as of March 31, 2023	9,720,003	$9,720	$79,132,896	$(57,400,417)	$(239,720)	$21,502,479
Issuance of common stock	—	—	—	—	—	—
Stock compensation expense	—	—	209,995	—	—	209,995
Other comprehensive income	—	—	—	—	(356,188)	(356,188)
Net loss for the period	—	—	—	(4,561,516)	—	(4,561,516)
Balance as of June 30, 2023 (Restated)	9,720,003	$9,720	$79,342,891	(61,961,933)	(595,908)	16,794,770
For the six months ended June 30, 2024
	Common Stock		Additional Paid in Capital	Subscribed Capital	Accumulated Deficits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance as of January 1, 2024	16,720,451	$16,720	$97,015,470	$5,004,000	$(77,479,704)	$(366,604)	24,189,882
Issuance of common stock	1,093,000	1,093	6,556,907	(5,004,000)	—	—	1,554,000
Stock compensation expense	—	—	633,048	—	—	—	633,048
Other comprehensive income	—	—	—	—	—	(669,236)	(669,236)
Net loss for the period	—	—	—	—	(6,082,573)	—	(6,082,573)
Balance as of March 31, 2024	17,813,451	$17,813	$104,205,425	$—	$(83,562,277)	$(1,035,840)	$19,625,121
Issuance of common stock	390,000	390	2,339,610	—	—	—	2,340,000
Capital Injection	—	—	—	3,499,496	—	—	3,499,496
Stock compensation expense	—	—	3,411,183	—	—	—	3,411,183
Other comprehensive income	—	—	—	—	—	(181,989)	(181,989)
Net loss for the period	—	—	—	—	(6,911,679)	—	(6,911,679)
Balance as of June 30, 2024	18,203,451	$18,203	$109,956,218	$3,499,496	$(90,473,956)	$(1,217,829)	$21,782,132
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
	For the Six Months Ended June 30,
	2024	Restated 2023
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(12,994,252)	(8,315,952)
Adjustments to reconcile net loss to net cash provided by (used) for operating activities:
Depreciation and amortization	1,024,772	606,747
Amortization of Right of Use Assets	63,539	43,658
Stock-based compensation	4,044,230	264,886
Unrealized investment (gains) loss	(780)	103,515
Amortization of discount and bonds issuance costs	—	252,021
Changes in operating assets and liabilities:
Accounts receivable	41,088	—
Prepaid expenses and other current assets	(2,562,695)	(3,342,273)
Deposits	166,400	(239,257)
Accounts payable	(7,837)	(243,963)
Accrued expenses and other current liabilities	4,362,101	4,837,127
Operating lease liability	21,710	(21,231)
Net Cash Used for Operating Activities	(5,841,724)	(6,054,722)
Cash Flows from Investing Activities
Prepayment for land	(340,524)	—
Disbursement for other receivable – related parties loans	(1,231,799)	—
Proceeds from disposal of long-term investment	—	325,578
Purchase of property and equipment	(11,094)	(364,164)
Net Cash (Used) Provided by Investing Activities	(1,583,417)	(38,586)
Cash Flows from Financing Activities
Proceeds from short-term loan	944,686	15,145
Proceeds from equity financing	1,948,100	—
Repayment of short-term loan	(837,871)	—
Repayment of long-term loan	(4,843)	(5,642)
Repayment of convertible long-term bond payable	(7,766,426)	—
Proceeds from subscribed capital	4,421,782	—
Payment on finance lease liability	(5,381)	(5,817)
Net Cash Provided by Financing Activities	(1,299,953)	3,686
Net Decrease in Cash and Restricted Cash	(8,725,094)	(6,089,622)
Cash and Restricted Cash, Beginning of Period	7,428,702	10,101,920
Foreign Currency Translation Effect on Cash	1,374,887	338,698
Cash and Restricted Cash, End of Period	$78,495	4,350,996
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	592,625	$—
Cash and Restricted Cash:
Cash	$63,740	1,125,988
Restricted cash	14,755	3,225,008
Total	$78,495	4,350,996
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 1 — Organization
Aerkomm Inc. (formerly Maple Tree Kids Inc.) (“Aerkomm”) was incorporated on August 14, 2013 in the State of Nevada. Aerkomm was a retail distribution company selling all of its products over the internet in the United States, operating in the infant and toddler products business market. Aerkomm’s common stock is quoted for trading on the OTC Markets Group Inc. OTCQX Market under the symbol “AKOM.” On July 17, 2019, the French Autorité des Marchés Financiers (the “AMF”) granted visa number 19-372 on the prospectus relating to the admission of Aerkomm’s common stock to list and trade on the Professional Segment of the regulated market of Euronext Paris (“Euronext Paris”). Aerkomm’s common stock began trading on Euronext Paris on July 23, 2019 under the symbol “AKOM” and is denominated in Euros on Euronext Paris. This listing did not alter Aerkomm’s share count, capital structure, or current common stock listing on the OTCQX, where it is also traded (in US dollars) under the symbol “AKOM.”
On December 28, 2016, Aircom Pacific Inc. (“Aircom”) purchased approximately 86.3% of Aerkomm’s issued and outstanding common stock as of the closing date of purchase. As a result of the transaction, Aircom became the controlling shareholder of Aerkomm. Aircom was incorporated on September 29, 2014 under the laws of the State of California.
On February 13, 2017, Aerkomm entered into a share exchange agreement (“Exchange Agreement”) with Aircom and its shareholders, pursuant to which Aerkomm acquired 100% of the issued and outstanding capital stock of Aircom in exchange for approximately 99.7% of the issued and outstanding capital stock of Aerkomm. As a result of the share exchange, Aircom became a wholly-owned subsidiary of Aerkomm, and the former shareholders of Aircom became the holders of approximately 99.7% of Aerkomm’s issued and outstanding capital stock.
On December 31, 2014, Aircom acquired a newly incorporated subsidiary, Aircom Pacific Ltd. (“Aircom Seychelles”), a corporation formed under the laws of the Republic of Seychelles. On November 8, 2021, Aircom Seychelles changed its name to Aerkomm SY Ltd. (“Aerkomm SY”) and the ownership was transferred from Aircom to Aerkomm. Aerkomm SY was formed to facilitate Aircom’s global corporate structure for both business operations and tax planning. Presently, Aerkomm SY has no operations. Aerkomm is working with corporate and tax advisers in finalizing its global corporate structure and has not yet concluded its final plan.
On October 17, 2016, Aircom acquired a wholly owned subsidiary, Aircom Pacific Inc. Limited (“Aircom HK”), a corporation formed under the laws of Hong Kong. On November 8, 2021, Aircom HK changed its name to Aerkomm Hong Kong Limited (“Aerkomm HK”) and its ownership was transferred from Aircom to Aerkomm. The purpose of Aerkomm HK is to conduct Aircom’s business and operations in Hong Kong. Presently, its primary function is business development, both with respect to airlines as well as content providers and advertisement partners based in Hong Kong. Aerkomm HK is also actively seeking strategic partnerships whom Aerkomm may leverage in order to provide more and better services to its customers. Aerkomm also plans to provide local supports to Hong Kong-based airlines via Aerkomm HK and teleports located in Hong Kong.
On December 15, 2016, Aircom acquired a wholly owned subsidiary, Aircom Japan, Inc. (“Aircom Japan”), a corporation formed under the laws of Japan. On November 9, 2021, Aircom Japan changed its name to Aerkomm Japan, Inc. (“Aerkomm Japan”) and its ownership was transferred from Aircom to Aerkomm. The purpose of Aerkomm. The purpose of Aerkomm Japan is to conduct business development and operations located within Japan. Aerkomm Japan is in the process of applying for, and will be the holder of, Satellite Communication Blanket License in Japan, which is necessary for Aerkomm to provide services within Japan. Aerkomm Japan will also provide local supports to airlines operating within the territory of Japan.
Aircom Telecom LLC (“Aircom Taiwan”), which a wholly owned subsidiary of Aircom in December 2017, was organized under the laws of Taiwan on June 29, 2016. Aircom Taiwan is responsible for Aircom’s business development efforts and general operations within Taiwan.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 1 — Organization (continued)
On June 13, 2018, Aerkomm established a then wholly owned subsidiary, Aerkomm Taiwan Inc. (“Aerkomm Taiwan”), a corporation formed under the laws of Taiwan. The purpose of Aerkomm Taiwan is to purchase a parcel of land and raise sufficient fund for ground station building and operate the ground station for data processing (although that cannot be guaranteed). On December 29, 2022, Aerkomm and dMobile System Co., Ltd. (the “Buyer”) entered into an equity sales contract pursuant to the terms of which Aerkomm agreed to sell a majority interest of 25,500,000 shares (the “Shares”) of Aerkomm Taiwan (51% of the issued and outstanding shares of Aerkomm Taiwan) to the Buyer for NT$255,000,000 (approximately US $8,300,000 as of December 31, 2022).
Aerkomm treats Aerkomm Taiwan as a consolidated subsidiary because Aerkomm owns 49% of the shares of Aerkomm and controls the other 51% by contract. The Buyer has not yet paid Aerkomm the amount due to Aerkomm for the sale of Aerkomm Taiwan shares to the Buyer. Under the Equity Sales Contract, Aerkomm has the right to declare a breach of contract and demand return of the transferred shares if the purchase price has not been paid within 180 days of date of the Equity Sales Contract, which is dated December 29, 2022. Furthermore, the shares held by Buyer in Aerkomm Taiwan and all rights to exercise rights in respect of such shares are pledged to Aerkomm’s designee, Mr. Albert Hsu, who is to execute all rights with respect to the pledged shares as a pledgee under the instruction of Aerkomm and who is a shareholder and director of Aerkomm.
On November 15, 2018, Aircom Taiwan acquired a wholly owned subsidiary, Beijing Yatai Communication Co., Ltd. (“Beijing Yatai”), a corporation formed under the laws of China. The purpose of Beijing Yatai is to conduct Aircom’s business and operations in China. Presently, its primary function is business development, both with respect to airlines as well as content providers and advertisement partners based in China as most business conducted in China requires a local registered company. Beijing Yatai is also actively seeking strategic partnerships whom Aircom may leverage in order to provide more and better services to its customers. Aircom also plans to provide local supports to China-based airlines via Beijing Yatai and teleports located in China. On November 6, 2020, 100% ownership of Beijing Yatai was transferred from Aircom Taiwan to Aerkomm Taiwan.
On October 31, 2019, Aerkomm SY established a new a wholly owned subsidiary, Aerkomm Pacific Limited (“Aerkomm Malta”), a corporation formed under the laws of Malta. The purpose of Aerkomm Malta is to conduct Aerkomm’s business and operations and to engage with suppliers and potential airlines customers in the European Union.
The Company’s organization structure is as following:
On September 04, 2022, Aerkomm acquired a wholly owned subsidiary, MEPA Labs Inc. (MEPA), a California corporation. The purpose of the acquisition is to extend business development and operations related to the satellite products.
On September 28, 2023, Aerkomm acquired a wholly owned subsidiary, Mixnet Technology Limited (Mixnet) and its wholly owned subsidiary, Mesh Technology Taiwan Limited (Mesh), a Taiwan company.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 1 — Organization (continued)
The purpose of the acquisition is to extend business development and operations related to the satellite products. Mixnet’s name changed to Mesh Technology Limited as of September 7, 2023.
Aerkomm and its subsidiaries (the “Company”) are full-service, development stage providers of in-flight entertainment and connectivity solutions with their initial market in the Asian Pacific region.
The Company has not generated significant revenues, excluding non-recurring revenues, and will incur additional expenses as a result of being a public reporting company. Currently, the Company has taken measures that management believes will improve its financial position by financing activities, including through public offerings, private placements, short-term borrowings and equity contributions. Two of the Company’s current shareholders (the “Lenders”) have each committed to provide to the Company a $10 million bridge loan (the “Loan Commitments” and loans made under the Loan Commitments, “Loans”) for an aggregate committed principal amount of $20 million, to bridge the Company’s cash flow needs prior to its obtaining a mortgage loan to be secured by a parcel of land (the “Land”) the Company purchased in Taiwan. The Lenders also agreed to an earlier closing of up to 25% of the principal amounts of the Loans upon the Company’s request prior to the time that title to the Land is vested in the Company’s subsidiary, Aerkomm Taiwan, to pay the outstanding payable to the Company’s vendors. On April 25, 2022, the Lenders further amended the commitment and agreed to increase the percentage of earlier closing amount from 25% to 100%, thus making the full $20 million of the Loan Commitments available to the Company.
On March 1, 2023 we entered into a letter agreement with Well Thrive Limited, one of the lenders under the Loan Commitment, in which it was agreed that, to support the Company, one-half of the Loan Commitment amount of Well Thrive Limited (thus, $5,000,000) would be funded at no interest and with no fixed maturity date, with the remaining $5,000,000 of Well Thrive Limited’s Loan Commitment to be funded on the basis of the originally agreed terms. As of December 31, 2023 and of June 30, 2024, from one of the Lenders under the Loan Commitment we did not have any loans and from the Lender, Well Thrive Limited we had received Loans totaling NTD (New Taiwan Dollars) 133,110,000, recorded on our books as $4,347,159.
With the balance of $15,652,841 of the $20 million in aggregate Loan Commitments by the Lenders still available, additional financing that the Company anticipates being able to raise from existing shareholders or new investors, revenues from contracts the Company anticipates obtaining from prospective customers with whom it is in discussions, and carefully managing hiring and other investments, the Company believes its working capital will be adequate to sustain its operations for the next sixteen months. However, there is no assurance that management will be successful in furthering the Company’s business plan, especially if the Company is not able to raise additional funding from the above sources or from other sources. There are a number of additional factors that could potentially arise that could result in shortfalls in the Company’s business plan, such as general worldwide economic conditions, competitive pricing in the connectivity industry, the continuing impact of the COVID 19 pandemic, the Company’s operating results continuing to deteriorate and the Company’s banks and shareholders not being able to provide continued financial support.
The Company’s common stock is quoted for trading on the OTC Markets Group Inc. OTCQX Market under the symbol “AKOM.” On July 17, 2019, the French Autorité des Marchés Financiers (the “AMF”) granted visa number 19-372 on the prospectus relating to the admission of the Company’s common stock to list and trade on the Professional Segment of the regulated market of Euronext Paris (“Euronext Paris”). The Company’s common stock began trading on Euronext Paris on July 23, 2019 under the symbol “AKOM” and is denominated in Euros on Euronext Paris. This listing did not alter the Company’s share count, capital structure, or current common stock listing on the OTCQX, the Company’s primary trading market for its common stock.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies
Unaudited Interim Financial Information
The accompanying condensed consolidated balance sheet as of June 30, 2024, and the condensed consolidated statements of operations and comprehensive loss and cash flows for the six months ended June 30, 2024 and 2023 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2024 and the results of operations and cash flows for the six months ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes to the condensed consolidated financial statements related to these six months periods are unaudited. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other interim period or other future year.
Principle of Consolidation
Aerkomm consolidates the accounts of its subsidiaries, Aircom, Aircom Seychelles, Aircom HK, Aircom Japan, Aircom Taiwan, Aerkomm Taiwan, Beijing Yatai, Aerkomm Malta, MEPA Labs, and Mesh Technology Taiwan. All significant intercompany accounts and transactions have been eliminated in consolidation.
Restated Unaudited Interim Financial Information
The accompanying restated condensed consolidated statements of operations and comprehensive loss for the three months and six months ended June 30, 2023 and restated condensed consolidated statements of cash flows for the six months ended June 30, 2023 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s the results of operations and cash flows for the three and six months ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes to the condensed consolidated financial statements related to these six months periods are unaudited. The results of operations for the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other interim period or other future year.
Restatement of Financial Statements
The Company has restated the accompanying consolidated financial statements and related disclosure for the year ended December 31, 2023 and 2022 that were previously included in the Form 10-K filed with the SEC on May 7, 2024. The restatement is related to correction to the Company’s accounting for certain debt previously characterized as long-term debt, as short-term debt instead. Also, due to the Company’s evidence indicating an intention to hold an investment for more than one year, the Company has reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction has been made to reclassify other receivable-related party loans to short-term loan-others, based on the confirmation letter. In addition, Credit Enhanced Zero Coupon Convertible Bonds are reevaluated and early redemption loss and default interest expenses are accrued. The Company determined that these changes have a material impact on the filed financial statements for the year ended December 31, 2023 and 2022 (the “Relevant Period”), and as a result, the restatement of the Relevant Periods is required.
Impact of the Restatement
The impact of the restatement on the balance sheets, statements of operations and statements of cash flows for the Relevant Period is presented below. The restatement had no impact on the Company’s reported operating revenues or reported operating costs and expenses.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
The following table summarized the effect of the financial statement adjustments related to the restatement on each financial statement line items as of and for the years ended December 31, 2023.
Due to the company’s evidence indicating an intention to hold the investment for more than one year, we have reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction to reclassify other receivable-related party to short-term loan-others, based on the confirmation letter.
The restatement is related to correction to the Company’s accounting for certain debt previously characterized as long-term debt, as short-term debt instead. Also, due to the Company’s evidence indicating an intention to hold an investment for more than one year, the Company has reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction has been made to reclassify other receivable-related party loans to short-term loan-others, based on the confirmation letter, In addition, Credit Enhanced Zero Coupon Convertible Bond has early redemption option, resulting in the accrual of early redemption losses and 5% default interest payable.
Due to the different evaluations of long-term and short-term investments, the reclassification caused changes in 2023 Net Loss and Foreign currency translation adjustments.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
Consolidated Balance Sheets (Restated)
	As of December 31, 2023
	As previously Reported	Adjustment		As restated
Assets
Current Assets
Cash	$4,202,797	$		$4,202,797
Short-term investment	3,804,850		(2,647,975)	1,156,875
Account receivable – related parties	41,088			41,088
Inventories, net	170,892			170,892
Prepaid expenses	158,171			158,171
Other receivable – related parties	1,167,749		979,752	2,147,501
Other receivable	122,024			122,024
Other current assets	65,937			65,937
Total Current Assets	9,733,508		(1,668,223)	8,065,285
Long-term investment	4,261,920		751,894	5,013,814
Property and Equipment, net
Cost	5,436,657		(55,454)	5,381,203
Accumulated depreciation	(3,085,789)			(3,085,789)
	2,350,868		(55,454)	2,295,414
Prepayment for land	40,114,286			40,114,286
Prepayment for equipment – internal use	324,866			324,866
Net Property and Equipment	42,790,020		(55,454)	42,734,566
Other Assets
Prepayment for equipment and intangible assets – customer projects – related party	2,076,138		—	2,076,138
Prepayment for equipment and intangible assets – customer projects	8,326,017			8,326,017
Restricted cash	3,225,905			3,225,905
Intangible asset, net	13,024,692			13,024,692
Goodwill	4,573,819			4,573,819
Right-of-use assets, net – operating leases	221,417			221,417
Right-of-use assets, net – finance lease	—		55,454	55,454
Deposits	534,515			534,515
Total Other Assets	31,982,503		55,454	32,037,957
Total Assets	$88,767,951		$(916,329)	$87,851,622

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
	As of December 31, 2023
	As previously Reported	Adjustment	As restated
Liabilities and Stockholders’ Equity
Current Liabilities
Short-term loan	$132,257	$5,579,987	$5,712,244
Convertible long-term bonds payable – current	—	10,303,775	10,303,775
Convertible long-term note payable – current	—	23,173,200	23,173,200
Accounts payable	1,900,317		1,900,317
Accrued expenses	5,995,972		5,995,972
Other payable – related parties	726,802		726,802
Other payable	12,617,277	(4,560,165)	8,057,112
Prepayment from customer – related parties	6,534,908		6,534,908
Long-term loan – current	5,045		5,045
Lease liability – current	168,433		168,433
Total Current Liabilities	28,081,011	34,496,797	62,577,808
Long-term Liabilities
Convertible long-term bonds payable	9,648,155	(9,448,155)	200,000
Convertible long-term note payable	23,173,200	(23,173,200)	—
Long-term loan	—	—	—
Prepayments from customer – non-current	762,000		762,000
Lease liability – non-current	120,932		120,932
Restricted stock deposit liability	1,000		1,000
Total Long-term Liabilities	33,705,287	(32,621,355)	1,083,932
Total Liabilities	61,786,298	1,875,442	63,661,740
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2023 and 2022	—	—	—
Common stock, $0.001 par value, 90,000,000 shares authorized, 16,720,451 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2023 and 9,720,003 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2022	16,720		16,720
Additional paid in capital	97,015,470		97,015,470
Subscribed capital	5,004,000	—	5,004,000
Accumulated deficits	(74,719,954)	(2,759,750)	(77,479,704)
Accumulated other comprehensive loss	(334,583)	(32,021)	(366,604)
Total Stockholders’ Equity	26,981,653	(2,791,771)	24,189,882
Total Liabilities and Stockholders’ Equity	$88,767,951	$(916,329)	$87,851,622

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss (Restated)
	For the Three Months Ended June 30, 2023
	As previously Reported	Adjustment	As restated
	(Unaudited)		(Unaudited)
Net Sales – Related Party	$—		$—
Service Income – Related Party	—		—
Total Revenue	—		—
Cost of Sales	—		—
Gross Profit	—		—
Operating Expenses	3,635,725		3,635,725
Loss from Operations	(3,635,725)		(3,635,725)
Non-Operating Income (Loss)
Foreign currency exchange (loss) gain	(499,732)		(499,732)
Bond issuance cost	(126,887)	126,887	—
Interest expenses	—	(365,443)	(365,443)
Unrealized gain (loss) on investments	3,098,923	(3,194,609)	(95,686)
Other income (loss), net	(201,086)	238,556	37,470
Net Non-Operating (Loss) Income	2,271,218	(3,194,609)	(923,391)
Loss before Income Taxes	(1,364,507)	(3,194,609)	(4,559,116)
Income Tax Expense	2,400		2,400
Net Loss	(1,366,907)	(3,194,609)	(4,561,516)
Other Comprehensive Income (Loss)
Change in foreign currency translation adjustments	(416,644)	60,456	(356,188)
Total Comprehensive Loss	$(1,783,551)	(3,134,153)	$(4,917,704)
Net Loss Per Common Share:
Basic	$(0.14)		$(0.46)
Diluted	$(0.14)		$(0.46)
Weighted Average Shares Outstanding – Basic	9,869,165		9,869,165
Weighted Average Shares Outstanding – Diluted	9,869,165		9,869,165
Net Sales – Related Party	$451,915		$451,915
Service Income – Related Party	—		—
Total Revenue	451,915		451,915
Cost of Sales	445,449		445,449
Gross Profit	6,466		6,466
Operating Expenses	7,279,117		7,279,117
Loss from Operations	(7,272,651)		(7,272,651)

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
	For the Three Months Ended June 30, 2023
	As previously Reported	Adjustment	As restated
	(Unaudited)		(Unaudited)
Non-Operating Income (Loss)
Foreign currency exchange (loss) gain	(320,143)		(320,143)
Bond issuance cost	(252,021)	252,021	—
Interest expenses	—	(726,650)	(726,650)
Unrealized gain (loss) on investments	3,091,094	(3,194,609)	(103,515)
Other income (loss), net	(365,222)	474,629	109,407
Net Non-Operating (Loss) Income	2,153,708	(3,194,609)	(1,040,901)
Loss before Income Taxes	(5,118,943)	(3,194,609)	(8,313,552)
Income Tax Expense	2,400		2,400
Net Loss	(5,121,343)	(3,194,609)	(8,315,952)
Other Comprehensive Income (Loss)
Change in foreign currency translation adjustments	(282,390)	60,456	(221,934)
Total Comprehensive Loss	$(5,403,733)	(3,134,153)	$(8,537,886)
Net Loss Per Common Share:
Basic	$(0.52)		$(0.84)
Diluted	$(0.52)		$(0.84)
Weighted Average Shares Outstanding – Basic	9,869,165		9,869,165
Weighted Average Shares Outstanding – Diluted	9,869,165		9,869,165

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
Unaudited Condensed Consolidated Statements of Cash Flows (Restated)
	For the Six Months Ended June 30, 2023
	As previously Reported	Adjustment	As restated
	(Unaudited)		(Unaudited)
Cash Flows from Operating Activities
Net loss	$(5,121,343)	$(3,194,609)	$(8,315,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	606,747		606,747
Amortization of Right of Use Assets	43,658		43,658
Stock-based compensation	264,886		264,886
Unrealized (gain) loss on investments	(3,091,094)	3,194,609	103,515
Amortization of bonds issuance costs	252,021		252,021
Changes in operating assets and liabilities:
Accounts receivable	—		—
Prepaid expenses and other current assets	(3,342,273)		(3,342,273)
Deposits	(239,257)		(239,257)
Accounts payable	(243,963)		(243,963)
Accrued expenses and other current liabilities	4,837,329	(202)	4,837,127
Operating lease liability	(21,433)	202	(21,231)
Net Cash Used for Operating Activities	(6,054,722)	—	(6,054,722)
Cash Flows from Investing Activities
Proceeds from disposal of short-term investment	—		—
Proceeds from disposal of long-term investment	325,578		325,578
Purchase of property and equipment	(364,164)		(364,164)
Net Cash (Used) Provided by Investing Activities	(38,586)		(38,586)
Cash Flows from Financing Activities
Proceeds from short-term loan	15,145		15,145
Repayment of long-term loan	(5,642)		(5,642)
Payment on finance lease liability	(5,817)		(5,817)
Net Cash Provided by Financing Activities	3,686		3,686
Net Decrease in Cash and Restricted Cash	(6,089,622)		(6,089,622)
Cash and Restricted Cash, Beginning of Period	10,101,920		10,101,920
Foreign Currency Translation Effect on Cash	338,698		338,698
Cash and Restricted Cash, End of Period	$4,350,996		$4,350,996

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
	For the Six Months Ended June 30, 2023
	As previously Reported	Adjustment	As restated
	(Unaudited)		(Unaudited)
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$—		$—
Cash and Restricted Cash:
Cash	$1,125,988		$1,125,988
Restricted cash	3,225,008		3,225,008
Total	$4,350,996		$4,350,996

Reclassifications of Prior Year Presentation
Certain prior year balance sheet, and cash flow statement amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.
Use of Estimates
The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Actual results may differ from these estimates.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in banks. As of June 30, 2024 and December 31, 2023, the total balance of cash in bank exceeding the amount insured by the Federal Deposit Insurance Corporation (FDIC) for the Company was approximately $0 and $0, respectively. The balance of cash deposited in foreign financial institutions exceeding the amount insured by local insurance is approximately $44,000 and $7,246,000 as of June 30, 2024 and December 31, 2023, respectively.
The Company performs ongoing credit evaluation of its customers and requires no collateral. An allowance for doubtful accounts is provided based on a review of the collectability of accounts receivable. The Company determines the amount of allowance for doubtful accounts by examining its historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies. Actual credit losses may differ from management’s estimates.
Investment in Equity Securities
According to FASB issued Accounting Standards Updates 2016-01 (ASU 2016-01), it requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value being recorded in current period earnings, impacting the net income. For the investments in equity securities without readily determinable fair values, the investments may be recorded at cost, subject to impairment, and adjusted through net income for observable price changes.
Holdings of marketable equity securities with no significant influence over the investee are accounted for using cost method. Marketable equity security costs are initially recognized at fair value plus transaction

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
costs which are directly attributable to the acquisition. The cost of the securities sold is based on the weighted average cost method. Stock dividends from the investment are included to recalculate the cost basis of the investment based on the total number of shares.
Accounts receivable
The Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which requires the Company to estimate all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, based on historical experience, current market conditions and supportable forecasts. The Company’s accounts receivable are carried at the amounts invoiced to customer. The risk of credit loss is mitigated by the Company’s credit evaluation process. Receivables are presented as net of an allowance for credit losses. Allowances for expected credit losses are determined based on an assessment of historical experience, the current economic conditions, future expectations of economic conditions, future expectation regarding customer solvency, and other collection factors. The Company will apply adjustments for specific factors and current economic conditions as needed at each reporting date. As of June 30, 2024 and December 31, 2023, the Company had $0 and $41,088 Account Receivable. Therefore, allowances for expected credit losses were $0 as of June 30, 2024 and December 31, 2023.
Inventories
Inventories are recorded at the lower of weighted-average cost or net realizable value. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. When value impairment is determined, the related assets are stated at the lower of fair value or book value. Significant additions, renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed by using the straight-line and double declining methods over the following estimated service lives: ground station equipment — 5 years, computer equipment — 3 to 5 years, furniture and fixtures — 5 years, satellite equipment — 5 years, vehicles — 5 to 6 years and lease improvement — 5 years or remaining lease term, whichever is shorter.
Upon sale or disposal of property and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to income in the period of sale or disposal.
The Company reviews the carrying amount of property and equipment for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. It determined that there was no impairment loss for the six months ended June 30, 2024.
Right-of-Use Asset and Lease Liability
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) (“ASU 2016-02”), which modifies lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases and finance leases under previous accounting standards and disclosing key information about leasing arrangements.
A lessee should recognize the lease liability to make lease payments and the right-of-use asset representing its right to use the underlying asset for the lease term. For operating leases and finance leases, a right-of-use asset and a lease liability are initially measured at the present value of the lease payments by discount rates. The Company’s lease discount rates are generally based on its incremental borrowing rate, as

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
the discount rates implicit in the Company’s leases is readily determinable. Operating leases are included in operating lease right-of-use assets and lease liabilities in the unaudited condensed consolidated balance sheets. Finance leases are included in property and equipment and lease liability in our unaudited condensed consolidated balance sheets. Lease expense for operating expense payments is recognized on a straight-line basis over the lease term. Interest and amortization expenses are recognized for finance leases on a straight-line basis over the lease term.
For the leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.
Goodwill and Purchased Intangible Assets
The Company’s goodwill represents the amount by which the total purchase price paid exceeded the estimated fair value of net assets acquired from acquisition of subsidiaries. The Company tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment.
As Aerkomm is currently still in the development stage and will not start generating revenue until after late 2024. Management has evaluated that the potential benefits of the acquisitions before the year 2023 are limited and uncertain, and due to this reason, management has decided to impair goodwill that generated from 2022 and prior periods with total of $4,561,037 in 2023. After the impair measurement, the net goodwill is $4,573,819.
Purchased intangible assets with finite life are amortized on the straight-line basis over the estimated useful lives of respective assets. Purchased intangible assets with indefinite life are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Purchased intangible asset consists of satellite system software and is amortized over 10 years.
Fair Value of Financial Instruments
The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions.
The carrying amounts of our cash and restricted cash, accounts receivable, other receivable, prepaid expenses, accounts payable, short-term loan, accrued expense, accrued unpaid salaries, prepayment from customer, and other payable approximated their fair value due to the short-term nature of these financial instruments. The Company’s short-term investment is classified within Level 1 of the fair value hierarchy on June 30, 2024. The Company’s long-term bonds payable, long-term note payable and lease payable approximated the carrying amount as its interest rate is considered as approximate to the current rate for comparable loans and leases, respectively. Our long-term investment approximated its carrying amount based

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
upon management’s best estimate due to its restricted nature. There were no outstanding derivative financial instruments as of June 30, 2024 and December 31, 2023.
Revenue Recognition
The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs upon the transfer of control in accordance with the contractual terms and conditions of the sale. The Company’s revenue for the six months ended June 30, 2024 composed of the sales of ground antenna unit and test support to a related party. The majority of the Company’s revenue is recognized at a point in time when product is shipped, or service is provided to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods, which includes estimates for variable consideration. The Company adopted the provisions of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) and the principal versus agent guidance within the new revenue standard. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenue when (or as) the Company satisfies a performance obligation. Customers may make payments to the Company either in advance or in arrears. If payment is made in advance, the Company will recognize a contract liability under prepayments from customers until which point the Company has satisfied the requisite performance obligations to recognize revenue.
Stock-based Compensation
The Company adopted the modified prospective method to measure stock-based compensation expense. Under the modified prospective method, stock-based compensation expense recognized during the period is based on the portion of the share-based payment awards granted after the effective date and ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s statement of income is based on the vesting terms and the estimated fair value of the award at grant date. As stock-based compensation expense recognized in the statement of income is based on awards ultimately expected to vest, it is reduced for estimated forfeiture. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company uses the Black-Scholes option pricing model in its determination of fair value of share-based payment awards on the date of grant. Such option pricing model is affected by assumptions based on a number of highly complex and subjective variables.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Adjustments to prior period’s income tax liabilities are added to or deducted from the current period’s tax provision.
The Company follows FASB guidance on uncertain tax positions and has analyzed Its filing positions in all the federal, state and foreign jurisdictions where it is required to file income tax returns, as well as all open tax years in those jurisdictions. The Company files income tax returns in the US federal, state and foreign jurisdictions where it conducts business. It is not subject to income tax examinations by US federal, state and local tax authorities for years before 2018. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 2 — Summary of Significant Accounting Policies (continued)
result in a material adverse effect on its unaudited condensed consolidated financial position, results of operations, or cash flows. Therefore, no reserves for uncertain tax positions have been recorded. The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months.
The Company’s policy for recording interest and penalties associated with any uncertain tax positions is to record such items as a component of income before taxes. Penalties and interest paid or received, if any, are recorded as part of other operating expenses in the unaudited condensed consolidated statement of operations.
Foreign Currency Transactions
Foreign currency transactions are recorded in U.S. dollars at the exchange rates in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in income for the period.
Translation Adjustments
If a foreign subsidiary’s functional currency is the local currency, translation adjustments will result from the process of translating the subsidiary’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported under other comprehensive loss as a separate component of stockholders’ equity.
Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include stock warrants and outstanding stock options, shares to be purchased by employees under the Company’s employee stock purchase plan. The Company had 6,496,485 and 6,260,650 common stock equivalents, primarily stock options and warrants, for the six months ended June 30, 2024 and 2023, respectively. For the fiscal six months ended June 30, 2024 and 2023, the assumed exercise of the Company’s common stock equivalents were not included in the calculation as the effect would be anti-dilutive.
NOTE 3 — Recent Accounting Pronouncements
Simplifying the Accounting for Debt with Conversion and Other Options.
In June 2020, the FASB issued ASU 2020-06 to simplify the accounting in ASC 470, Debt with Conversion and Other Options and ASC 815, Contracts in Equity’s Own Entity. The guidance simplifies the current guidance for convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. This ASU became effective beginning in the first quarter of the Company’s fiscal year 2023. The amendments in this update must be applied on either full retrospective basis or modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The adoption of ASU 2020-06 does not have a significant impact on the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 3 — Recent Accounting Pronouncements (continued)
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which modifies the measurement of expected credit losses of certain financial instruments. In February 2020, the FASB issued ASU 2020-02 and delayed the effective date of ASU 2016-13 until fiscal year beginning after December 15, 2022. In March 2022, the FASB issued ASU 2022-02 and eliminate the Troubled Debt Restructuring recognition and measurement guidance.
The Company adopted the ASU on January 1, 2023 and the adoption of this standard did not have a material effect on the Company’s operating results.
Earnings Per Share
In April 2021, the FASB issued ASU 2021-04, which included Topic 260 “Earnings Per Share”. This guidance clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021. The adoption of ASU 2021-04 does not have a significant impact on the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024.
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, which included Topic 280 “Segment Reporting”. This guidance improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for all entities for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of adopting ASU 2023-07 on its unaudited condensed consolidated financial statements.
Income Taxes
In December 2023, the FASB issued ASU 2023-09, which included Topic 740 “Income Taxes”. This guidance requires business entities to disclose additional information related to the income taxes. The ASU 2023-09 is effective for all entities for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of adopting ASU 2023-09 on its unaudited condensed consolidated financial statements
NOTE 4 — Short-term Investment
On September 9, 2019, the Company entered into a liquidity agreement with a security company (“the Liquidity Provider”) in France, which is consistent with customary practice in the French securities market. The liquidity agreement complies with applicable laws and regulations in France and authorizes the Liquidity Provider to carry out market purchases and sales of shares of the Company’s common stock on the Euronext Paris market. To enable the Liquidity Provider to carry out the interventions provided for in the contract, the Company contributed approximately $225,500 (200,000 euros) into the account. The transaction was initiated in the beginning of 2020, and the Company pays annual compensation of 20,000 euros to the Liquidity Provider in advance by semi-annual installments at the beginning of each semi-annual period under the agreement. The liquidity agreement had an initial term of one year and has been renewed automatically until terminated as indicated below. As of June 30, 2024, the Company had purchased 5,361 shares of its common stock with the fair value of $13,831. The securities were recorded as short-term investment with an accumulated unrealized loss of $780. In January 2022, the Liquidity Provider terminated the agreement and the Company is determining whether to continue a similar program with a different provider.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 4 — Short-term Investment (continued)
On September 30, 2022, the Company entered into a stock purchase agreement to purchase common stock of Shinbao in a total amount of NT$35,000,000 (approximately $1,078,583 and $1,143,044, as of June 30, 2024 and December 31, 2023, respectively). Shinbao is a privately-held company in Taiwan. As of July 31, 2024, the stock title transfer is still under process.
As of June 30, 2024 and December 31, 2023, the fair value of the investment was as follows:
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Investment – Liquidity	$13,831	$13,831
Prepaid investment	1,078,583	1,143,044
Total Investment	1,092,414	1,156,875
NOTE 5 — Inventories, net
As of June 30, 2024 and December 31, 2023, inventories consisted of the following:
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Satellite equipment for sale under construction	$170,892	$170,892
The write-down of potential obsolete inventories is recorded based on management’s assumptions about future demands and market conditions. For the six months ended June 30, 2024, the Company did not record any write-down of obsolete inventory. For the year ended December 31, 2023, the Company wrote-down $1,327,788 of obsolete inventory. The inventory write-down is included in “Cost of Goods Sold” in the consolidated statement of operations.
NOTE 6 — Prepaid Expenses and Prepayments for Equipment and Intangible Assets
As of June 30, 2024 and December 31, 2023, prepaid expenses consisted of the following:
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Prepaid professional expense	$118,566	$110,043
Others	168,692	48,128
Prepaid expenses total	$287,258	$158,171
Prepayment for equipment and intangible assets – customer projects – related parties	2,076,605	2,076,138
Prepayment for equipment and intangible assets – customer projects	8,406,433	8,326,017
These prepayments for equipment and intangible assets are related to ongoing projects.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 7 — Property and Equipment, Net
As of June 30, 2024 and December 31, 2023, the balances of property and equipment were as follows:
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Ground station equipment	$1,854,027	$1,854,027
Computer software and equipment	2,831,390	2,847,119
Satellite equipment	275,410	275,410
Vehicle	261,890	282,183
Leasehold improvement	83,835	83,827
Furniture and fixture	38,513	38,637
	5,345,065	5,381,203
Accumulated depreciation	(3,152,624)	(3,085,789)
Net	2,192,441	2,295,414
Prepayments – land	38,346,669	40,114,286
Prepaid equipment	317,639	324,866
Total	$40,856,749	$42,734,566
On July 10, 2018, the Company and Aerkomm Taiwan entered into a real estate sale contract (the “Land Purchase Contract”) with Tsai Ming-Yin (the “Seller”) with respect to the acquisition by Aerkomm Taiwan of a parcel of land located in Taiwan. The land is expected to be used to build a satellite ground station and data center. Pursuant to the terms of the Land Purchase Contract, and subsequent amendments on July 30, 2018, September 4, 2018, November 2, 2018 and January 3, 2019, the Company paid to the seller in installments refundable prepayments of NT$1,098,549,407 (approximately $33,853,603 as of June 30, 2024 and $35,876,859 as of December 31, 2023) in total. The estimated commission payable for the land purchase in the amount of NT$42,251,900 (approximately $1,302,062 as of June 30, 2024 and 1,379,879 as of December 31, 2023) was recorded to the cost of land. The company is also under the discussion of extending the commission payable to December 31,2023. According to the amended Land Purchase Contract dated on November 10, 2020, the transaction may be terminated at any time by both the buyer and the seller and agreed by all parties if the Company is unable to obtain the qualified satellite license issued by Taiwan authority before July 31, 2021. As of May 22, 2024, the qualified license applications are still in progress.
On November 15, 2022, the Company entered into another real estate sale contract (the “Land Purchase Contract 2”) with Hsu Rong-Tang (the “Seller 2”) with respect to the acquisition by Aircom Telecom of a parcel of land located in Taiwan. The land is expected to be used for Aerkomm’s future projects. As of June 30, 2024, the Company paid to the Seller 2 installments prepayments of NT$145,800,000 (approximately $4,493,066 as of June 30, 2024) in total.
Depreciation expense was $142,661 and $359,247 for the six months periods ended June 30, 2024 and 2023, respectively.
NOTE 8 — Long-term Investment
On December 3, 2020, the Company entered into three separate stock purchase agreements from three individuals to purchase an aggregate of 6,000,000 shares of one of the Company’s related parties, YuanJiu Inc. (“YuanJiu”) in a total amount of NT$141,175,000 (approximately US$5,027,600 as of December 31, 2020). YuanJiu was then a listed company on the Taiwan Exchange. Albert Hsu, a member of the Company’s board of directors, is the Chairman of YuanJiu. On July 19, 2021, YuanJiu Inc. changed its name to “EJECTT INC” (“Ejectt”).

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 8 — Long-term Investment (continued)
As of June 30, 2024 and December 31, 2023, 6,000,000 shares of Ejectt’s common stock were pledged as collateral for debt obligations of the Company and booked under long-term investment. These shares are pledged to Bank of Panhsin and Hsiao, Chia-Sung. Bank of Panhsin provides collateral for the issuance of convertible bonds by U.S.-based Aerkomm Inc. Since the Company sold 5,000,000 shares of the 6,000,000 pledged shares and then later acquired 5,000,000 Ejectt shares once again, the Company used the average acquisition cost of NT$25.58 per share to determine the value of long-term investments as of December 31, 2023.
On July 20, 2023, the Taipei Exchange (the “Exchange”) announced that the securities of Ejectt Inc. would be suspended from trading on the Exchange as of that date, in accordance with Article 12-1 of the Business Rules of the Exchange due to significant changes in the scope of Ejectt’s business within a certain period before and after a change in control, that Ejectt’s new business accounted for more than 51% of its operations and due to the dismissal of independent director, Lin Yi-Bin, due to issues of independence. The Company’s management believes the suspension will have no impact on the value of its investment in the Ejectt stock. The management understood that the Ejectt’s management intended to modify Ejectt’s business such that its new business activities would constitute no more than 49% of the business of Ejectt, thereby enabling the resumption of trading in Ejectt conducting substantially the same business, as when its trading was suspended. However, Ejectt’s stock did not resume trading on the Exchange.
On July 28, 2023, the Company and Ejectt signed a non-binding letter of intent with respect to a possible merger between Aerkomm Taiwan Inc. and Ejectt. At a January 30, 2024 meeting of the shareholders of Aerkomm Taiwan, the shareholders approved pursuing a merger with Ejectt, under which Aerkomm Taiwan would be the surviving company, and an offer of merger was delivered to Ejectt on February 1, 2024. On March 4, 2024, Ejectt was officially delisted.
Aerkomm Taiwan Inc. held a shareholders’ meeting on May 23, 2024 to approve the merger with Ejectt. On the same day, the Ejectt shareholders also approved the merger and the merger agreement became effective as of that date. On May 27, 2024, Aerkomm Taiwan Inc. amended its articles of incorporation to increase its capital. Aerkomm Taiwan and Ejectt agreed in the merger agreement to merge on June 27, 2024. However, for the merger to become legally effective under Taiwanese law, it must be approved by the Department of Investment Review in Taiwan. An application for approval was submitted on July 10, 2024. Aerkomm expects that the review process may require approximately 4-6 months. Aerkomm cannot assure whether the Department of Investment Review will approve the transaction.
As of June 30, 2024 and December 31, 2023, 6,000,000 shares of Ejectt’s common stock were restricted.
As of June 30, 2024, through Aerkomm Taiwan and Aircom Telecom the Company held approximately 9.22% of the issued and outstanding shares of Ejectt. In connection with the planned merger with Ejectt, Aerkomm Taiwan retained an independent specialist firm that, in a report published to Aerkomm Taiwan dated April 29, 2024, valued Ejectt’s shares at between NT$25.62 to NT$27.17 per share. This valuation supports the value of the Company’s investment in Ejectt as of June 30, 2024 as well as the terms of merger agreed with Ejectt and approved by the board and shareholders of Aerkomm Taiwan. The merger with Ejectt is a structured as a one-for-one stock exchange with Aerkomm Taiwan being the surviving company. As a result of the merger, the shareholders of Aerkomm Taiwan will own approximately 48.65% of the merged entity.
Also on September 29, 2022, the Company entered into a stock purchase agreement (or “Stock Purchase Agreement”) to purchase 2,670,000 shares of common stock of AnaNaviTek Corp. (AnaNaviTek) in a total amount of NT$40,050,000 (approximately $1,303,287 as of December 31, 2022). AnaNaviTek is a privately-held company in Taiwan. As of November 21, 2022, the Company had paid NT$10,005,000 (approximately $325,578 as of December 31, 2022) for 667,000 shares of AnaNaviTek stock and the stock title transfer for these shares has been completed.
In Q1 2023, the Company disposed of the AnaNaviTek stock for amount of $325,578.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 8 — Long-term Investment (continued)
As of June 30, 2024 and December 31, 2023, the fair value of the long-term investment was as follows:
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Investment at cost – Ejectt – long-term	$4,731,064	$5,013,814
Net	$4,731,064	$5,013,814
NOTE 9 — Intangible Asset, Net
As of June 30, 2024 and December 31, 2023, the cost and accumulated amortization for intangible asset were as follows:
	Satellite System Software	Accumulated Amortization	Net
January 1, 2024	$17,406,469	$(4,381,777)	$13,024,692
Addition	—	(882,111)	(882,111)
CTA	(19,990)	14,343	(5,647)
June 30, 2024 (Unaudited)	$17,386,479	$(5,249,545)	$12,136,934
Amortization expense was $882,111 and $247,500 for each of the six months periods ended June 30, 2024 and 2023.
NOTE 10 — Goodwill
As of June 30, 2024 and December 31, 2023, the goodwill were as follows.
	Gross Goodwill	Accumulated Impairment	Net
January 1, 2023	$4,561,037	—	4,561,037
Addition	4,573,819	(4,561,037)	12,782
December 31, 2023	9,134,856	$(4,561,037)	$4,573,819
Addition	—	—	—
June 30, 2024 (unaudited)	$9,134,856	$(4,561,037)	$4,573,819
There is $0 and $4,561,037 impairment loss on goodwill was recognized for six-month period ended June 30, 2024 and the year ended December 31, 2023 for all past merger activities.
As Aerkomm is currently still in the development stage and will not start generating revenue until after late 2024. Management has evaluated that the potential benefits of the acquisitions before year 2023 is limited and uncertain. Due to this reason, management has decided to impair goodwill that generated from 2022 and prior periods with total of $4,561,037 by performing the two-step goodwill impairment test.
On September 28, 2023, the Company acquired 100% of the ownership of Mixnet Technology Limited (Mixnet) and its subsidiary Mesh Technology Taiwan Limited (Mesh) with total consideration of $16,500,000 by issuing 7,000,448 shares of the Company’s common stock valued at approximately $2.36 per share. The fair value of Mixnet and Mesh at acquisition date was $11,926,181. The excess of the purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was $4,573,819, which is recorded as goodwill.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 10 — Goodwill (continued)
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.
Goodwill as a result of the acquisition of Mixnet and its subsidiary is calculated as follows;
Total purchase considerations	$16,500,000
Fair Value of tangible assets acquired:
Cash	66,278
Other receivable	3,513
Prepaid expenses and other current assets	2,872
Intangible assets	12,102,000
Total identifiable assets acquired	12,174,663
Fair value of liabilities assumed:
Loan payable – current	(50,403)
Prepayment from customer	(94,634)
Other payable	(24,203)
Loan from stockholder – non-current	(79,242)
Total liabilities assumed	(248,482)
Net identifiable liabilities assumed	11,926,181
Goodwill as a result of the acquisition	$4,573,819
NOTE 11 — Other Payable and Accrued Expenses
Nature	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Outside service, professional, and consultant fee	3,952,904	3,553,169
Land commission	1,302,062	1,379,879
Equity Financing	1,948,100	—
Interest payable	1,547,973	1,037,126
Bonus, health insurance, and payroll taxes	1,189,933	716,786
Investment payable	443,385	469,884
R&D supplies	468,464	448,996
Employee reimbursement	300,979	348,308
Office expense	176,667	58,014
Others	39,151	44,950
Total	11,369,618	8,057,112
The Company also notes that $5,857,545 of our Accrued Expenses of $6,598,518 as of June 30, 2024 was our accrual for unpaid salaries due to substantially all of our employees (including those of our wholly owned subsidiaries) continuing to perform their duties despite salary deferrals that began for substantially all of our employees in 2023. As of the date of this filing, approximately forty percent (40%) of such accrued unpaid salaries have been settled pursuant to a form of letter outlining Aerkomm employee’s stock option exercise forms. Employees signing such agreements have agreed to the accelerated vesting and exercise of

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 11 — Other Payable and Accrued Expenses (continued)
options to acquire an aggregate of 1,176,956 shares of the Company’s common stock in return for waiving the right to receive an aggregate of $3,051,000 in unpaid salary.
As of June 30, 2024, the total Equity Financing amounted to $1,948,100, made up of SAFE investments by Hsiao Chia-Sung SAFE and Luk Fook Securities (HK) Ltd. Under the terms of the SAFE agreements, their invested amounts automatically convert into shares of the common stock of IXAQ upon the closing of the Merger at $11.50 per share and the SAFE investors are eligible for additional incentive shares that will be issued by the merged company if certain performance metrics are met in the five years following the closing of the Merger (see Note 23). Under each SAFE, if the Merger has not occurred within two years from the issuance date of the SAFE, then upon a vote of a majority (based on the face amounts of the SAFEs) of the holders of SAFEs, the SAFEs will convert into equity at a price of $5.00 per share. If the Company experiences a dissolution event before conversion of the SAFEs, the holders of SAFEs will be treated like holders of standard non-participating preferred stock.
NOTE 12 — Operating and Finance Leases
A.   Lease term and discount rate:
The weighted-average remaining lease term and discount rate related to the leases were as follows:
	2024	2023
	(Unaudited)
Weighted-average remaining lease term
Operating lease	1.52 Year	1.97 Years
Finance lease	0.35 Years	0.85 Years
Weighted-average discount rate
Operating lease	6.00%	6.00%
Finance lease	3.82%	3.82%
B.   The balances for the operating and finance leases are presented as follows within the unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023:
Operating Leases
	June 30, 2024	December 31, 2023
	(Unaudited)
Right-of-use assets	$162,142	$221,417
Lease liability – current	$160,337	$155,764
Lease liability – non-current	$79,416	$120,932

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 12 — Operating and Finance Leases (continued)
Finance Leases
	June 30, 2024	December 31, 2023
	(Unaudited)
Right-of-use assets, at cost	$52,327	$56,770
Accumulated depreciation	(48,838)	(47,968)
Right-of-use assets, net	$3,489	$8,802
Lease liability – current	$6,665	$12,669
Lease liability – non-current	—	—
Total finance lease liabilities	$6,665	$12,669
The components of lease expense are as follows within the unaudited condensed consolidated statements of operations and comprehensive loss for the six months periods ended June 30, 2024 and 2023:
Operating Leases
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Lease expense	$63,539	$43,658
Sublease rental income	(3,942)	(26,763)
Net lease expense	$59,597	$16,895
Finance Leases
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Amortization of right-of-use asset	$5,323	$5,558
Interest on lease liabilities	190	408
Total finance lease cost	$5,513	$5,966
Maturity of lease liabilities:
Operating Leases
	Others	Total
	(Unaudited)	(Unaudited)
July 1, 2024 – June 30, 2025	$90,179	$90,179
July 1, 2025 – June 30, 2026	81,818	81,818
Total lease payments	$171,997	$171,997
Less: Imputed interest	(9,855)	(9,855)
Present value of lease liabilities	$162,142	$162,142
Current portion	(82,726)	(82,726)
Non-current portion	$79,416	$79,416

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 12 — Operating and Finance Leases (continued)
Finance Leases
Total
(Unaudited)
July 1, 2024 – June 30, 2025	$6,733
July 1, 2025 – June 30, 2026	—
Total lease payments	$6,733
Less: Imputed interest	(68)
Present value of lease liabilities	$6,665
Current portion	6,665
Non-current portion	$—
NOTE 13 — Short-term Loan
In June 2021, the Company entered into a loan agreement in the amount of $1,433,177 (NT $40,000,000) with a non-related party. This loan, which carries no interest, was originally set to mature on July 16, 2021. As of June 30, 2024, the outstanding loan balance was $924,499 (NTD 30,000,000). This loan is collateralized by 3,500,000 shares of Ejectt stock owned by the Company.
The temporary funding of $5,473,525 as of June 30, 2024, is temporary borrowing that does not incur interest or have a set maturity date and which the Company aims to repay at its earliest convenience. The Company plans to pay the remaining temporary funding according to its repayment plan, with particular attention to any overdue payments.
NOTE 14 — Long-term Loan
The Company has a car loan credit line of NT$1,500,000 (approximately US$46,978 as of March 31, 2024 and US$48,988 as of December 31, 2023), which matures on May 21, 2024, from a Taiwan financing company with annual interest rate of 9.7%. The installment payment plan is 60 months to pay off the balance on the 21st of each month. As of June 30, 2024, the long-term loan has been paid off.
NOTE 15 — Convertible Long-term Bonds Payable and Restricted Cash
On December 3, 2020, the Company closed a private placement offering consisting of US$10,000,000 in aggregate principal amount of its Credit Enhanced Zero Coupon Convertible Bonds (the “Zero Coupon Bonds”) and US$200,000 in aggregate principal amount of its 7.5% convertible bonds (the “Coupon Bonds”), both due on December 2, 2025 (collectively the “Bonds”). Unless previously redeemed, converted or repurchased and cancelled, the Zero-Coupon Bonds will be redeemed on December 2, 2025 at 105.11% of their principal amount and the Coupon Bonds will be redeemed on December 2, 2025 at 100% of their principal amount plus any accrued and unpaid interest. The Coupon Bonds will bear interest from and including December 2, 2020 at the rate of 7.5% per annum. Interest on the Coupon Bonds is payable semi-annually in arrears on June 1 and December 1 each year, commencing on June 1, 2021.
The Company has the option to redeem the Bonds at a redemption amount equal to the Early Redemption Amount, as defined in the Offering Memorandum, at any time on or after December 2, 2023 and prior to the Maturity Date, if the Closing Price of the Company’s Common Stock listed on the Euronext Paris for 20 trading days in any period of 30 consecutive trading days, the last day of which occurs not more than fifteen trading days prior to the date on which notice of such redemption is given, is greater than 130% of the Conversion Price on each applicable trading day or (ii) in whole or in part of the Bonds on the second anniversary of the issue date or (iii) where 90% or more in principal amount of the Bonds issued have been redeemed, converted or repurchased and cancelled.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 15 — Convertible Long-term Bonds Payable and Restricted Cash (continued)
Unless previously redeemed, converted or repurchased and cancelled, the Bonds may be converted at any time on or after December 3, 2020 up to November 20, 2025 into shares of Common Stock of the Company with a par value of $0.001 each. The initial conversion price for the Bonds is $13.30 per share and is subject to adjustment in specified circumstances.
Holders of the Bonds may also require the Company to repurchase all or part of the Bonds on the third anniversary of the Issue Date, at the Early Redemption Amount. Unless the Bonds have been previously redeemed, converted or repurchased and cancelled, Holders of the Bonds will also have the right to require the Company to repurchase the Bonds for cash at the Early Redemption Amount if an event of delisting or a change of control occurs.
Pursuant to the agreements of Bonds, Bank of Panhsin Co., Ltd. (the “BG Bank”) committed to issue a bank guarantee for the benefit of the holders of the Bonds. The Bank Guarantee is intended to provide a source of funds for the principal, premium, interest (if any) and any other payment obligations of the Company which shall include the default interest under the Bonds upon the Company’s failure to pay amounts pursuant to the Indenture or upon the Bonds being declared due and payable on the occurrence of an Event of Default pursuant to this Indenture. In order to obtain the guarantee from BG Bank, the Company entered into a line of credit in the amount of $10,700,000 with BG Bank on December 1, 2020. The line of credit will be expired on December 2, 2025. The annual fee is based on 1% of the line of credit amount and due quarterly. The line of credit is guaranteed by one of the Company’s shareholders with his personal property, and the Company’s time deposit of $3,210,000 (the “Deposit”) at BG Bank and Ejectt stock 2,500,000 shares is pledged as collateral as of June 30, 2024, and the Deposit was recorded as restricted cash.
Management has accounted for the convertible bonds by assuming that they will be repaid and redeemed at maturity; accordingly, the Company has included the redemption premium as part of the accretion tables and calculation of interest and issuance cost to be amortized over the life of the bond. Any value borne from the conversion feature of the bond and or issuance costs related to the origination and distribution of these bonds have been accounted for as debt discounts to be amortized using the effective interest method over the life of the bond.
On October 27, 2023, Citicorp International Limited, as Trustee with respect to the Bonds, submitted to the Company a request for redemption of the Bonds in full. As of June 30, 2024, the Company had repaid $7,812,247 out of a total of $10,358,024 of principal and interest due on the Bonds as of that date. We expect to repay the remaining balance of the amount of $2,612,153 owed on the bonds, plus any additional accrued interest, within the next few months.
As of June 30, 2024 and December 31, 2023, the long-term bonds payable consisted of the following:
	June 30, 2024	December 31, 2023
		As restated
Current
Early redemption convertible bonds payable- default	$2,537,349	$10,303,775
Non-current
Coupon Bond	$200,000	$200,000
Amortization of discount and bonds issuance costs was $0 and $252,021 for the six months ended June 30, 2024 and 2023, respectively. The Company has been charged with 5% default interest since December 4, 2023. The total default interest payable as of June 30, 2024 and December 31, 2023, were $74,804 and $40,070, respectively.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 16 — Convertible Long-term Notes Payable
On December 7, 2022, Aerkomm Inc. (the “Company”) entered into an investment conversion and note purchase agreement (the “Agreement”) with World Praise Limited, a Samoa registered company (“WPL”). Pursuant to the terms of this Agreement, (i) a subscription for the common stock of the Company in the amount of $3,175,200, which was entered into between WPL and the Company on June 28, 2022 and funded (the “June Subscription”), (ii) a subscription for the common stock of the Company in the amount of $5,674,000, which was entered into between WPL and the Company on September 15, 2022 and funded (the “September Subscription”), and (iii) a subscription for the capital stock of MEPA Labs, Inc. (“MEPA”), a wholly owned subsidiary of the Company, in the amount of $4,324,000, which was entered into between MEPA and the Company on June 28, 2022 and funded (the “MEPA Subscription,” and together with the June Subscription and the September Subscription, the “WPL Subscriptions”), the WPL Subscriptions in the aggregate totaling $13,173,200, were converted into loans to the Company evidenced by that certain convertible bond of the Company in favor of WPL and dated December 7, 2022 (the “Convertible Bond”)
In addition, and as indicated in the Agreement, WPL agreed to lend an additional $10,000,000 to the Company under the Convertible Note (the “New Loan”) and to cap the aggregate amount of loans to the Company under the Convertible Note, including the New Loan, the WPL Subscriptions and any future advances under the Convertible Note, at $30,000,000.
The Convertible Note allows for loans to the Company up to an aggregate principal amount of $30,000,000 and acknowledges an aggregate principal amount of $23,173,200 in loans under the Convertible Note outstanding as of June 30, 2024 and December 31, 2023. The Convertible Note carries an annual interest rate of four percent (4%) which is due and payable, along with the then principal amount outstanding, on the Convertible Note maturity date, December 7, 2024. The Convertible Note is pre-payable in whole or in part at any time without penalty, on five days’ prior written notice to WPL. In the event of a change of control of the Company (as that term is defined in the Convertible Note), the Convertible Note shall become immediately payable in full. The Convertible Note along with accrued interest $1,456,877 as of June 30, 2024, is convertible in whole or in part by WPL at any time into shares of common stock of the Company at a conversion price of $6.00 per share.
NOTE 17 — Contract Liability
On March 9, 2015, the Company entered into a 10-year purchase agreement with Klingon Aerospace, Inc. (“Klingon”), which was formerly named as Luxe Electronic Co., Ltd. In accordance with the terms of this agreement, Klingon agreed to purchase from the Company an initial order of onboard equipment comprising an onboard system for a purchase price of $909,000, with payments to be made in accordance with a specific milestones schedule. As of June 30, 2024 and December 31, 2023, the Company received $762,000 from Klingon in milestone payments towards the equipment purchase price. As of June 30, 2024, Aerkomm is talking about the renewal of this project and has reclassified it as short-term prepayment at this time.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 18 — Income Taxes
Income tax expense for the six months periods ended June 30, 2024 and 2023 consisted of the following:
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Federal	$—	$—	$	$—
State	—	2,400	2,400	2,400
Foreign	—	—	—	—
Total	$—	$2,400	$2,400	$2,400
The following table presents a reconciliation of the Company’s income tax at statutory tax rate and income tax at effective tax rate for the six months periods ended June 30, 2024 and 2023.
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Tax benefit at statutory rate	$(932,038)	$(1,064,777)	$(2,788,385)	$(1,707,582)
Net operating loss carryforwards (NOLs)	9,653	550,540	1,376,152	1,559,414
Foreign investment losses (gains)	158,141	296,363	274,837	156,170
Stock-based compensation expense	714,400	28,200	849,300	39,700
Amortization expense	34,400	66,800	68,400	85,700
Accrued payroll	4,100	82,700	113,700	114,300
Unrealized exchange losses (gains)	7,444	36,274	98,696	(237,002)
Others	3,900	6,300	9,700	(8,300)
Tax expense at effective tax rate	$—	$2,400	$2,400	$2,400
Deferred tax assets (liability) as of June 30, 2024 and December 31, 2023 consist approximately of:
	June 30, 2024	December 31, 2023
	(Unaudited)	As restated
Net operating loss carryforwards (NOLs)	$17,487,000	$14,831,000
Stock-based compensation expense	4,634,000	3,502,000
Accrued expenses and unpaid expense payable	1,051,000	889,000
Tax credit carryforwards	68,000	68,000
Unrealized exchange losses (gain)	120,000	20,000
Excess of tax amortization over book amortization	(181,000)	(285,000)
Others	58,000	27,000
Gross	23,237,000	19,052,000
Valuation allowance	(23,237,000)	(19,052,000)
Net	$—	$—

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 18 — Income Taxes (continued)
Management does not believe the deferred tax assets will be utilized in the near future; therefore, a full valuation allowance is provided. The net change in deferred tax assets valuation allowance was an increase of approximately $4,185,000 for the six months ended June 30, 2024.
As of June 30, 2024 and December 31, 2023, the Company had federal NOLs of approximately $8,243,000 available to reduce future federal taxable income, expiring in 2037, and additional federal NOLs of approximately $33,142,000 and $30,009,000, respectively, were generated and will be carried forward indefinitely to reduce future federal taxable income. As of June 30, 2024 and December 31, 2023, the Company had State NOLs of approximately $52,363,000 and $46,427,000 respectively, available to reduce future state taxable income, expiring in 2042.
As of June 30, 2024 and December 31, 2023, the Company has Japan NOLs of approximately $266,000 and $260,000, respectively, available to reduce future Japan taxable income, expiring in 2031.
As of June 30, 2024 and December 31, 2023, the Company has Taiwan NOLs of approximately 6,478,000 and $6,173,000, respectively, available to reduce future Taiwan taxable income, expiring in 2031.
As of June 30, 2024 and December 31, 2023, the Company had approximately $37,000 and $37,000 of federal research and development tax credit, available to offset future federal income tax. The credit begins to expire in 2034 if not utilized. As of June 30, 2024 and December 31, 2023, the Company had approximately $39,000 and $39,000 of California state research and development tax credit available to offset future California state income tax. The credit can be carried forward indefinitely.
The Company’s ability to utilize its federal and state NOLs to offset future income taxes is subject to restrictions resulting from its prior change in ownership as defined by Internal Revenue Code Section 382. The Company does not expect to incur the limitation on NOLs utilization in future annual usage.
NOTE 19 — Capital Stock
1)   Preferred Stock:
The Company is authorized to issue 50,000,000 shares of preferred stock, with par value of $0.001. As of June 30, 2024 and December 31, 2023, there were no preferred stock shares outstanding. The Board of Directors has the authority to issue preferred stock in one or more series, and in connection with the creation of any such series, by resolutions providing for the issuance of the shares thereof, to determine dividends, voting rights, conversion rights, redemption privileges and liquidation preferences.
2)   Common Stock:
The Company is authorized to issue 90,000,000 shares of common stock as of June 30, 2024 and December 31, 2023.
	June 30, 2024	December 31, 2023
	(Unaudited)
Restricted stock – vested	1,802,373	1,802,373
Restricted stock – unvested	149,162	149,162
Total restricted stock	1,951,535	1,951,535
The unvested shares of restricted stock were recorded under a deposit liability account awaiting future conversion to common stock when they become vested.
On June 16, 2022, the Company issued 4,114 shares of common stock to Bevilaqua PLLC for the legal services rendered.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 19 — Capital Stock (continued)
On September 28, 2023, the Company issued 7,000,448 shares of common stock to Kevin Wong to acquire Mixnet Technology Limited and its subsidiary (Mixnet).
On December 13, 2023, two new subscribers subscribed for 834,000 shares of common stock of the Company, for a capital injection of $5,004,000 and for which the shares were issued to the two new shareholders in March 2024.
On February 2, 2024, the Company issued 175,000 shares of common stock to one new subscriber for a total of $1,050,000 capital injection.
On March 8, 2024, the Company issued 84,000 shares of common stock to one new subscriber for a total of $504,000 capital injection.
On April 24, 2024, the Company issued 390,000 shares of common stock to one new subscriber for a total of $2,340,000 capital injection.
As of June 30, 2024, the total subscribed capital of the Company amounted to $3,499,496. This included $2,971,714 from employee payroll and other payables obligations of the Company converted into equity, as well as $527,782 from employee stock options.
3)   Stock Warrant:
On October 31, 2021, following approval by the Board of Directors, the Company issued a warrant to Mr. Sheng-Chun Chang for the purchase of up to 751,879 shares of the Company’s common stock, exercisable at a price of $2.60 per share, the closing price of the common stock on the OTC Markets, Inc. QX tier on October 21, 2021. The issuance of the warrant is (i) in recognition of Mr. Chang’s support of the Company through his previous personal guarantee of the Company’s $10,000,000 line of credit with the Panhsin Bank (the “Bank”) in relation to the private placement offering of $10,000,000 credit enhanced zero coupon convertible bonds and (ii) in exchange for Mr. Chang’s agreement to renew his guarantee with the Bank for so long as the guarantee would be required by the Bank. The warrant will vest 20% on issuance. On each anniversary of the issue date, beginning with December 3, 2021 and ending with December 3, 2025, the warrant will vest with respect to 20% of the number of shares of the Company’s common stock issuable upon conversion of the principal amount of the credit enhanced bonds still required to be guaranteed by the Panhsin Bank.
For the years ended December 31, 2022, the Company recorded an increase of $1,252,029 in additional paid-in capital as adjustment for the issuance costs of these stock warrants.
NOTE 20 — Significant Related Party Transactions
In addition to the information disclosed in other notes, the Company has significant related party transactions as follows:
A.   Name of related parties and relationships with the Company:
Related Party	Relationship
Well Thrive Limited (“WTL”)	Major stockholder
Ejectt Inc. (“Ejectt”)	Stockholder; Albert Hsu, a Director of Aerkomm, is the Chairman
STAR JEC INC. (“StarJec”)	Stockholder; Albert Hsu, a Director of Aerkomm, is the Chairman
AA Twin Associates Ltd. (“AATWIN”)	Georges Caldironi, COO of Aerkomm, is sole owner

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 20 — Significant Related Party Transactions (continued)
Related Party	Relationship
EESquare Japan (“EESquare JP”)	Yih Lieh (Giretsu) Shih, President Aircom Japan, is the Director
Kevin Wong	Stockholder of Mixnet
B.   Significant related party transactions:
The Company has extensive transactions with its related parties. It is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.
a.   As of June 30, 2024 and December 31, 2023:
	June 30, 2024	December 31, 2023
		As restated
Other receivable from:
– Loan:
EESquare JP(1)	$178,394	$154,698
WTL(4)	3,130,530	1,936,587
– Others:
EESquare JP(1)	17,404	19,160
Ejectt(3)	555	15,983
Kevin Wong(6)	14,160
Others(7)	18,354	21,073
Total	$3,359,397	$2,147,501
Prepaid expenses to Ejectt(3)	$2,076,605	$2,076,138
Prepayment from Ejectt(3)	$5,902,466	6,534,908
Other payable to:
AATWIN(5)	$19,047	$19,047
Interest payable to WTL(4)	55,693	59,021
StarJec(2)	97,843	111,702
Kevin Wong(6)	155,285	75,327
Others(7)	454,066	461,705
Total	$781,934	$726,802

(1)
Aircom Japan entered into a sublease agreement with EESquare JP for the period between March 5, 2019 and March 4, 2023 and extended another 2 years to March 4, 2025. Pursuant to the terms of this lease agreement, EESquare JP pays Aircom Japan a rental fee of approximately $657 per month as of June 30, 2024. $178,394 represents other receivable loans from EESquare JP as of June 30, 2024. These loans are interest free and have no maturity dates.

(2)
Aircom Japan entered into a housing service order on December 14, 2021 and a satellite service order on January 22, 2022 for one year period till January 21, 2023. On June 20, 2022, Aircom Japan also entered a teleport service order with StarJec for a half year period from June 1, 2022 to January 14, 2023. The amount represents receivable from StarJec for monthly service provided due to the service agreements. The monthly service charges is approximately ¥6,820,000 (approximately $51,800 as of December 31,2022). Other payable represents deposits should be returned to Ejectt after service contracts ended as of June 30, 2024.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 20 — Significant Related Party Transactions (continued)

(3)
Represents prepayment paid by Ejectt to order [6] sets of antennas from Aircom Telecom with prepayment of $1,243,247 as of December 31, 2023 and $1,173,135 as of June 30, 2024. As of June 17, 2023, Aerkomm Taiwan entered into an agreement with Ejectt to appoints Ejectt as its exclusive sales agent in Taiwan with NTD 20,000,000 security deposit (approximately $653,168 as of December 31, 2023 and $616,333 as of June 30, 2024). In 4th quarter of 2023, Ejectt also entered into 3 orders with Aerkomm Japan to purchase 5 sets of equipment with approximately $4,330,592 as of December 31, 2023 and $3,793,306 as of June 30, 2024. Besides, 6 months service ordered in October 2023 for NTD 5,333,333 (approximately $174,178 as of December 31, 2023 and $164,355 as of June 30, 2024) with the Company. The number also includes the equipment purchased with Aerkomm for about $133,722 in October, 2023. The prepaid expenses of $2,076,138 as of December 31, 2023 and $2,076,605 as of June 30, 2024 which represents 3 new agreements signed with AKOM different entities for AirCinema Cube orders in year 2023.

(4)
The Company had loans from Well Thrive Limited (“WTL”) and paid off during 2023. The Company has interest payable balance of $59,021 as of December 31, 2023 and $55,693 as of June 30, 2024 (approximately NTD 1,807,000) from the past loans. The Company has other receivable of $3,130,530 and $1,936,587 from WTL due to operational needs as of June 30, 2024 and December 31, 2023. These other receivable loans do not have any stated interest rates or maturity dates.

(5)
Represents payable to AATWIN due to consulting agreement on January 1, 2019. The monthly consulting fee is €15,120 (approximately $17,000) and was expired on December 31, 2021.

(6)
Represents long-term loan that Mixnet borrowed from its stockholder for business operating needs for $75,326 (approximately NTD 2,306,000) as of December 31, 2023 and $155,285 (approximately NTD 5,039,006) as of June 30, 2024.

(7)
Represents receivable/payable from/to management levels as a result of regular operating activities.

b.   For the six months periods ended June 30, 2024 and 2023:
	Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Purchase from Ejectt(1)	$53,255	$451,915
Service income from Ejectt(1)	—	32,704
Rental income from EESqaure JP(2)	3,942	4,449

(1)
Represents 2 sets of antennas sold to Ejectt on January 30, 2023 and antenna related equipment and testing support sold to Ejectt in 2024 Q1. Service income charged to Ejectt for consultant service provided in Q2, 2023.

(2)
Aircom Japan entered into a sublease agreement with EESquare JP for the period between March 5, 2021 and March 4, 2023. Pursuant to the terms of this lease agreement, EESquare JP pays Aircom Japan a rental fee of approximately $657 per month in 2024 Q2.

NOTE 21 — Stock Based Compensation
In March 2014, Aircom’s Board of Directors adopted the 2014 Stock Option Plan (the “Aircom 2014 Plan”). The Aircom 2014 Plan provided for the granting of incentive stock options and non-statutory stock options to employees, consultants and outside directors of Aircom. On February 13, 2017, pursuant to the Exchange Agreement, Aerkomm assumed the options of Aircom 2014 Plan and agreed to issue options for an aggregate of 1,088,882 shares to Aircom’s stock option holders.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
One-third of stock option shares will be vested as of the first anniversary of the time the option shares are granted or the employee’s acceptance to serve the Company, and 1/36th of the shares will be vested each month thereafter. Option price is determined by the Board of Directors. The Aircom 2014 Plan became effective upon its adoption by the Board and shall continue in effect for a term of 10 years unless sooner terminated under the terms of Aircom 2014 Plan.
On May 5, 2017, the Board of Directors of Aerkomm adopted the Aerkomm Inc. 2017 Equity Incentive Plan (the “Aerkomm 2017 Plan” and together with the Aircom 2014 Plan, the “Plans”) and the reservation of 1,000,000 shares of common stock for issuance under the Aerkomm 2017 Plan. The Aerkomm 2017 Plan has been adopted by the Board and shall continue in effect for a term of 10 years unless sooner terminated under the terms. On June 23, 2017, the Board of Directors voted to increase the number of shares of common stock reserved for issuance under the Aerkomm 2017 Plan to 2,000,000 shares. The Aerkomm 2017 Plan provides for the granting of incentive stock options and non-statutory stock options to employees, consultants and outside directors of the Company, as determined by the Compensation Committee of the Board of Directors (or, prior to the establishment of the Compensation Committee on January 23, 2018, the Board of Directors). The Aerkomm 2017 Plan was approved by the Company’s stockholders on March 28, 2018. On October 21, 2021, the Board of Directors voted to increase the number of shares of common stock reserved for issuance under the Aerkomm 2017 Plan to 2,400,000 shares.
On June 23, 2017, the Board of Directors agreed to issue options for an aggregate of 291,000 shares under the Aerkomm 2017 Plan to certain officers and directors of the Company. The option agreements are classified into three types of vesting schedule, which includes, 1) 1/6 of the shares subject to the option shall be vested commencing on the vesting start date and the remaining shares shall be vested at the rate of 1/60 for the next 60 months on the same day of the month as the vesting start date; 2) 1/4 of the shares subject to the option shall be vested commencing on the vesting start date and the remaining shares shall be vested at the rate of 1/36 for the next 36 months on the same day of the month as the vesting start date; 3) 1/3 of the shares subject to the option shall be vested commencing on the first anniversary of vesting start date and the remaining shares shall vest at the rate of 50% each year for the next two years on the same day of the month as the vesting start date.
On July 31, 2017, the Board of Directors approved to issue options for an aggregate of 109,000 shares under the Aerkomm 2017 Plan to 11 of its employees. 1/3 of these shares subject to the option shall vest commencing on the first anniversary of vesting start date and the remaining shares shall vest at the rate of 50% each year for the next two years on the same day of the month as the vesting start date.
On December 29, 2017, the Board of Directors approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options were vested immediately upon issuance.
On June 19, 2018, the Compensation Committee approved to issue options for 32,000 and 30,000 shares under the Aerkomm 2017 Plan to two of the Company executives. One-fourth of the 32,000 shares subject to the option shall vest on May 1, 2019, 2020, 2021 and 2022, respectively. One-third of the 30,000 shares subject to the option shall vest on May 29, 2019, 2020 and 2021, respectively.
On September 16, 2018, the Compensation Committee approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested immediately.
On December 29, 2018, the Compensation Committee approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options were vested immediately upon issuance.
On July 2, 2019, the Board of Directors approved the grant of options to purchase an aggregate of 339,000 shares under the Aerkomm 2017 Plan to 22 of its directors, officers and employees. 25% of the

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
shares vested on the grant date, 25% of the shares vested on July 17, 2019, 25% of the shares shall be vested on the first anniversary of the grant date, and 25% of the shares will vest upon the second anniversary of the grant date.
On October 4, 2019, the Board of Directors approved the grant of options to purchase an aggregate of 85,400 shares under the Aerkomm 2017 Plan to three (3) of its employees. 25% of the shares are vested on the grant date, and 25% of the shares shall be vested on each of October 4, 2020, October 4, 2021 and October 4, 2022, respectively.
On December 29, 2019, the Board of Directors approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options shall be vested at the date of 1/12th each month for the next 12 months on the same day of December 2019.
On February 19, 2020, the Board of Directors approved to issue options for 2,000 shares under the Aerkomm 2017 Plan to one of the Company’s consultants for service provided in 2019. These options shall be vested immediately.
On September 17, 2020, the Board of Directors approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested at the date of 1/12th each month for the next 12 months on the same day of September 2020.
On December 11, 2020, the Board of Directors approved the grant of options to purchase an aggregate of 284,997 shares under the Aerkomm 2017 Plan to 37 of its directors, officers, employees and consultants. Shares shall be vested in full on the earlier of the filing date of the Company’s Form 10-K for the year ended December 31, 2020 or March 31, 2021.
On January 23, 2021, the Board of Directors approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options shall vest 1/12th each month for the next 12 months at the end of each month up to December 2021. On January 23, 2021, the Board of Directors approved to issue options for 2,000 shares under the Aerkomm 2017 Plan to one of the Company’s consultants for service provided in 2020. These options vested immediately.
On September 1, 2021, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On September 17, 2021, the Board of Directors approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested at the rate of 1/12th each month for the next 12 months on the same day of September 2021.
On October 21, 2021, the Board of Directors approved to issue options for 150,000 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 1, 2021, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 29, 2021, the Board of Directors approved to issue options for an aggregate of 8,000 shares under the Aerkomm 2017 Plan to two of the Company’s independent directors, 4,000 shares each. All of these options shall be vested at the date of 1/12th each month for the next 12 months on the same day of December 2021.
On December 31, 2021, the Board of Directors approved to issue options for 2,000 shares under the Aerkomm 2017 Plan to one of the Company’s consultants for service provided in 2020. These options vested immediately.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
On March 1, 2022, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On June 1, 2022, the Board of Directors approved to issue options for 18,750 and 75,000 shares under the Aerkomm 2017 Plan to two of the Company’s officers, respectfully. These options shall be vested immediately.
On September 1, 2022, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On September 17, 2022, the Board of Directors approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested at the rate of 1/12th each month for the next 12 months on the same day of September 2022.
On December 1, 2022, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 29, 2022, the Board of Directors approved to issue options for an aggregate of 8,000 shares under the Aerkomm 2017 Plan to two of the Company’s independent directors, 4,000 shares each. All of these options shall be vested at the date of 1/12th each month for the next 12 months on the same day of December 2022.
On March 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On May 5, 2023, the Board of Directors of Aerkomm adopted the Aerkomm Inc. 2023 Equity Incentive Plan (the “Aerkomm 2023 Plan” and together with the Aerkomm 2017 Plan, and Aircom 2014 Plan, the “Plans”) and the reservation of 3,683,929 shares of common stock for issuance under the Aerkomm 2023 Plan. The Aerkomm 2023 Plan has been adopted by the Board and shall continue in effect for a term of 10 years unless sooner terminated under the terms.
On June 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2023 Plan to one of the Company’s officers. These options shall be vested immediately.
On June 13, 2023, the Board of Directors agreed to issue options for an aggregate 3,627,677 shares under the Aerkomm 2023 Plan to certain company’s employees. The shares subject to the option shall be vested commencing on the vesting start date and the remaining shares shall be vested at the rate of 1/48 for the next 48 months on the same day of the month as the vesting start date.
On September 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2023 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2023 Plan to one of the Company’s officers. These options shall be vested immediately.
On March 1, 2024, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On March 4, 2024, the Board of Directors approved to issue options for 7,064 shares under the Aerkomm 2017 Plan to one of the Company’s consultants. These options shall be vested immediately.
On June 1, 2024, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On June 6, 2024, the Board of Directors approved to issue options for 7,064 shares under the Aerkomm 2017 Plan to one of the Company’s consultants. These options shall be vested immediately.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
Valuation and Expense Information
Measurement and recognition of compensation expense based on estimated fair values is required for all share-based payment awards made to its employees and directors including employee stock options. The Company recognized compensation expense of $4,044,230 and $264,886 for the six months periods ended June 30, 2024 and 2023, respectively, related to such employee stock options.
Determining Fair Value
Valuation and amortization method
The Company uses the Black-Scholes option-pricing-model to estimate the fair value of stock options granted on the date of grant or modification and amortizes the fair value of stock-based compensation at the date of grant on a straight-line basis for recognizing stock compensation expense over the vesting period of the option.
Expected term
The expected term is the period of time that granted options are expected to be outstanding. The Company uses the SEC’s simplified method for determining the option expected term based on the Company’s historical data to estimate employee termination and options exercised.
Expected dividends
The Company does not plan to pay cash dividends before the options are expired. Therefore, the expected dividend yield used in the Black-Scholes option valuation model is zero.
Expected volatility
Since the Company has no historical volatility, it used the calculated value method which substitutes the historical volatility of a public company in the same industry to estimate the expected volatility of the Company’s share price to measure the fair value of options granted under the Plans.
Risk-free interest rate
The Company based the risk-free interest rate used in the Black-Scholes option valuation model on the market yield in effect at the time of option grant provided in the Federal Reserve Board’s Statistical Releases and historical publications on the Treasury constant maturities rates for the equivalent remaining terms for the Plans.
Forfeitures
The Company is required to estimate forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
The Company used the following assumptions to estimate the fair value of options granted in six months period ended June 30, 2024 and year ended December 31, 2023 under the Plans as follows:
Assumptions
Expected term	5-10 years
Expected volatility	45.79% – 72.81%
Expected dividends	0%
Risk-free interest rate	0.69% – 4.41%
Forfeiture rate	0% – 5%
Aircom 2014 Plan
Activities related to options for the Aircom 2014 Plan for the six months ended June 30, 2024 and the year ended December 31, 2023 are as follows:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Options outstanding at January 1, 2023	111,871	$3.3521	$1.0539
Granted	—	—	—
Exercised	—	—	—
Forfeited/Cancelled	37,291	3.3521	1.0539
Options outstanding at December 31, 2023	74,580	3.3521	1.0539
Granted	—	—	—
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at June 30, 2024 (unaudited)	74,580	3.3521	1.0539
There are no unvested stock awards under Aircom 2014 Plan for the six months period ended June 30, 2024 and the year ended December 31, 2023.
Of the shares covered by options outstanding as of June 30, 2024, 74,580 are now exercisable. Information related to stock options outstanding and exercisable at June 30, 2024, is as follows:
	Options Outstanding (Unaudited)			Options Exercisable (Unaudited)
Range of Exercise Prices	Shares Outstanding at 6/30/2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at 6/30/2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$ 3.3521	74,580	2.00	3.3521	74,580	2.00	3.3521
As of June 30, 2024, there was no unrecognized stock-based compensation expense for the Aircom 2014 Plan. No option was exercised during the six months periods ended June 30, 2024 and 2023.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
Aerkomm 2017 Plan
Activities related to options outstanding under Aerkomm 2017 Plan for the six months ended June 30, 2024 and the year ended December 31, 2023 are as follows:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Options outstanding at January 1, 2023	1,279,688	10.8161	7.3194
Granted	805,103	2.5605	1.9779
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at December 31, 2023	2,084,791	7.6279	5.2566
Granted	51,628	2.5800	1.9456
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at June 30, 2024 (unaudited)	2,136,419	7.5060	5.1920
Activities related to unvested stock awards under Aerkomm 2017 Plan for the six months period ended June 30, 2024 and the year ended December 31, 2023 are as follows:
	Number of Shares	Weighted Average Fair Value Per Share
Options unvested at January 1, 2023	11,000	3.5070
Granted	805,103	1.9779
Vested	(144,426)	2.1351
Forfeited/Cancelled	—	—
Options unvested at December 31, 2023	671,677	1.9691
Granted	51,628	1.9456
Vested	(149,922)	1.9885
Forfeited/Cancelled	—	—
Options unvested at June 30, 2024 (unaudited)	573,383	2.0110

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
Of the shares covered by options outstanding under the Aerkomm2017 Plan as of June 30, 2024, 1,563,036 are now exercisable; 196,591 shares will be exercisable for the twelve-month period ending June 30, 2025. Information related to stock options outstanding and exercisable at June 30, 2024, is as follows:
	Options Outstanding (Unaudited)			Options Exercisable (Unaudited)
Range of Exercise Prices	Shares Outstanding at 6/30/2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at 6/30/2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$2.55 – 4.30	1,361,981	7.85	$3.0610	788,598	7.12	$3.4325
6.00 – 10.00	419,288	6.86	8.3356	419,288	6.86	8.3356
11.00 – 14.20	126,150	5.75	11.4688	126,150	5.75	11.4688
20.50 – 27.50	109,000	3.28	25.4982	109,000	3.28	25.4982
30.00 – 35.00	120,000	3.08	34.5479	120,000	3.08	34.5479
	2,136,419	7.03	7.5060	1,563,036	6.36	9.3240
As of June 30, 2024, total unrecognized stock-based compensation expense related to stock options was approximately $1,093,000, which is expected to be recognized on a straight-line basis over a weighted average period of approximately 2.85 year. No option was exercised during the six months period ended June 30, 2024 and the year ended December 31, 2023.
Aerkomm 2023 Plan
Activities related to options outstanding under Aerkomm 2023 Plan for the six months ended June 30, 2024 and the year ended December 31, 2023 are as follows:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Options outstanding at December 31, 2022	—	—	—
Granted	3,683,929	2.5914	2.0420
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at December 31, 2023	3,683,929	2.5914	2.0420
Granted	—	—	—
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options unvested at June 30, 2024 (unaudited)	3,683,929	2.5914	2.0420

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 21 — Stock Based Compensation (continued)
Activities related to unvested stock awards under Aerkomm 2023 Plan for the six months period ended June 30, 2024 is as follows:
	Number of Shares	Weighted Average Fair Value Per Share
Options unvested at January 1, 2023	—	—
Granted	3,683,927	2.0420
Vested	(600,394)	2.0448
Forfeited/Cancelled	—	—
Options unvested at December 31, 2023	3,083,533	2.0415
Granted	—	—
Vested	(1,675,537)	2.0413
Forfeited/Cancelled	—	—
Options unvested at June 30, 2024 (unaudited)	1,407,996	2.0417
Of the shares covered by options outstanding as of June 30, 2024, 2,275,931 shares are now exercisable. Information related to stock options outstanding and exercisable at June 30, 2024, is as follows:
	Options Outstanding (Unaudited)			Options Exercisable (Unaudited)
Range of Exercise Prices	Shares Outstanding at 6/30/2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at 6/30/2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$2.58 – 2.89	3,683,927	8.99	2.5914	2,275,931	8.99	2.5923
As of June 30, 2024, total unrecognized stock-based compensation expense related to stock options was approximately $2,731,000, which is expected to be recognized on a straight-line basis over a weighted average period of approximately 1.54 years. No option was exercised during the year ended June 30, 2024.
NOTE 22 — Commitments
As of June 30, 2024, the Company’s significant commitment is summarized as follows:
Airbus SAS Agreement:   On November 30, 2018, in furtherance of a memorandum of understanding signed in March 2018, the Company entered into an agreement with Airbus SAS (“Airbus”), pursuant to which Airbus will develop and certify a complete retrofit solution allowing the installation of the Company’s “AERKOMM K++” system on Airbus’ single aisle aircraft family including the Airbus A319/320/321, for both Current Engine Option (CEO) and New Engine Option (NEO) models. Airbus will also apply for and obtain on the Company’s behalf a Supplemental Type Certificate (STC) from the European Aviation Safety Agency, or EASA, as well as from the U.S. Federal Aviation Administration or FAA, for the retrofit AERKOMM K++ system. The EU-China Bilateral Aviation Safety Agreement, or BASA, went into effect on September 3, 2020, giving a boost to the regions’ aviation manufacturers by simplifying the process of gaining product approvals from the European Union Aviation Safety Agency, or EASA, and the Civil Aviation Administration of China, or CAAC, while also ensuring high safety and environment standards will continue to be met. Pursuant to the terms of our Airbus agreement, Airbus agreed to provides the Company with the retrofit solution which will include the Service Bulletin and the material kits including the update of technical and operating manuals pertaining to the aircraft and provision of aircraft configuration control. The timeframe for the completion and testing of this retrofit solution, including the certification,

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 22 — Commitments (continued)
is expected to be in the fourth quarter of 2024, although there is no guarantee that the project will be successfully completed in the projected timeframe.
Airbus Interior Service Agreement:   On July 24, 2020, Aerkomm Malta, entered into an agreement with Airbus Interior Services, a wholly-owned subsidiary of Airbus. This new agreement follows the agreement that Aircom signed with Airbus on November 30, 2018 pursuant to which Airbus agreed to develop, install and certify the Aerkomm K++ System on a prototype A320 aircraft to EASA and FAA certification standards.
Hong Kong Airlines Agreement:   On January 30, 2020, Aircom signed an agreement with Hong Kong Airlines Ltd. (HKA) to provide to Hong Kong Airlines both of its Aerkomm AirCinema and AERKOMM K++ IFEC solutions. Under the terms of this new agreement, Aircom will provide HKA its Ka-band AERKOMM K++ IFEC system and its AERKOMM AirCinema system. HKA will become the first commercial airliner launch customer for Aircom.
Vietjet Air: On October 25, 2021, the Company signed an agreement with Vietjet Air (“Vietjet”) to provide them with our Aerkomm AirCinema In-Flight Entertainment and Connectivity (“IFEC”) solutions. Under the terms of the agreement, the Company will provide to Vietjet our Aerkomm AirCinema Cube IFEC system for installation on Vietjet’s fleet of Airbus A320, A321 and Airbus A330-300 aircraft.
Republic Engineers Complaint:   On October 15, 2018, Aircom Telecom entered into a product purchase agreement, or the October 15th PPA, with Republic Engineers Maldives Pte. Ltd., a company affiliated with Republic Engineers Pte. Ltd., or Republic Engineers, a Singapore based, private construction and contracting company. On November 30, 2018, the October 15th PPA was re-executed with Republic Engineers Pte. Ltd. as the signing party. The Company refers to this new agreement as the November 30th PPA and, together with the October 15th PPA, the PPA. Under the terms of the PPA, Republic Engineers committed to the purchase of a minimum of 10 shipsets of the AERKOMM K++ system at an aggregate purchase price of $10 million. Additionally, under the terms of the PPA, the Executive Director of Republic Engineers, C. A. Raja, agreed to sign an agreement, or the Guarantee, to guarantee all of the obligations of Republic Engineers under the PPA. Republic Engineers had submitted a purchase order, or PO, dated October 15, 2018 for the 10 shipsets and was supposed to have made payments to Aircom Telecom against the purchase order shortly thereafter. Republic Engineers made no payments against the purchase order and the Company did not begin any work on the ordered shipsets. On July 7, 2020, Republic Engineers and Mr. Raja filed a complaint against Aerkomm, Aircom and Aircom Telecom (the “Aircom Parties”) in the Superior Court of the State of California for the County of Almeda, or the Court, seeking declaratory relief only and no money damages, alleging that the PPA and the PO were not executed or authorized by Republic Engineers and that the Guarantee was not executed or authorized by Mr. Raja. Republic Engineers and C. A. Raja requested from the Court (i) orders that the PPA, the PO and the Guarantee be declared null and void and (ii) the payment of their reasonable attorney’s fees. On July 29, 2020, Aircom Telecom provided notice to Republic Engineers that the PPA and the PO was terminated according to their terms as a result of the non-performance of Republic Engineers and the Failure of Mr. Raja to provide the Guarantee. The Aircom Parties filed a motion for judgment on the pleadings in August 2021, asking the Court to find the Complaint for Declaratory Relief to be moot, because the contracts that are the subject of the Complaint have been terminated. On September 22, 2021, the Court granted that motion, and dismissed the complaint. At the request of Republic Engineers, the Court granted Republic Engineers leave to amend its complaint to attempt to allege a viable claim. On May 10, 2022, Republic Engineers and Aircom Parties entered into a settlement and mutual release agreement, which included, among other things, a denial of wrongdoing by both parties, a requirement that Republic Engineering file a motion with the Court to dismiss its lawsuit against the Aircom Parties and a mutual release by each party of any and all claims against the other party relating to this dispute. On May 17, 2022, Republic Engineers filed with the Court a motion to dismiss with prejudice, its lawsuit against the Aircom Parties and on that same day the Court officially dismissed the lawsuit.

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 22 — Commitments (continued)
Shenzhen Yihe:   On June 20, 2018, the Company entered into that certain Cooperation Framework Agreement, as supplemented on July 19, 2019, with Shenzhen Yihe Culture Media Co., Ltd., or Yihe, the authorized agent of Guangdong Tengnan Internet, or Tencent Group, pursuant to which Yihe agreed to assist the Company with public relations, advertising, market and brand promotion, as well as with the development of a working application of the Tencent Group WeChat Pay payment solution and WeChat applets applicable for Chinese users and relating to cell phone and WiFi connectivity on airplanes. As compensation under this Yihe agreement, the Company paid Yihe RMB 8 million (approximately US$1.2 million). On October 16, 2020, in accordance with the provisions of the agreement with Yihe, as supplemented, the Company filed an arbitration action with the Shenzhen International Arbitration Court, or the Arbitration Court, claiming that Yihe failed to perform under the terms of the supplemented agreement and seeking a complete refund of its RMB 8 million payment to Yihe. The Company received notice from the Arbitration Court on October 16, 2020 of receipt of its arbitration filing and the requirement to pay the Arbitration Court RMB 190,000 in fees relating to the arbitration. These fees were paid on October 28, 2020. The Company intends to aggressively pursue this matter. As of September 30, 2021, the prepayment was reclassified to other receivable and full allowance was reserved. On March 25, 2022, the Shenzhen International Arbitration Court issued a judgment in our favor. The Court deemed the Company’s agreement with Yihe terminated as of November 24, 2020, the date of the Company’s filing with the Court, and held that Yihe is required to promptly repay us RMB 7.5 million and reimburse the Company RMB 178,125 in court costs. The Company will make every effort to collect these amounts from Yihe.
US trademark:   On December 1, 2020, the United States Patent and Trademark Office (the “USPTO”) issued a Final Office Action relating to Aerkomm Inc. indicating that the Company’s US trademark application (Serial No. 88464588) for the name “AERKOMM,” which was originally filed with the USPTO on June 7, 2019, was being rejected because of a likelihood of confusion with a similarly sounding name trademarked at, and in use from, an earlier date. The Company successfully appealed this USPTO action and the USPTO issued to the Company a trademark registration for the service mark AERKOMM under Trademark Class 38 (telecommunications) on November 2, 2021 and Trademark Class 41 (entertainment services) on November 23, 2021.
Equity Contract:   On December 29, 2022, Aerkomm Inc. (the “Company” or the “Seller”) and dMobile System Co., Ltd. (the “Buyer”) entered into an equity sales contract (the “Equity Sales Contract”). Pursuant to the terms of the Equity Sales Contract, the Company agreed to sell 25,500,000 shares (the “Shares”) of Aerkomm Taiwan Inc., the Company’s wholly-owned subsidiary (the “Aerkomm Taiwan”), to the Buyer for NT$255,000,000 (approximately $8,300,000). Aerkomm treats Aerkomm Taiwan as a consolidated subsidiary because Aerkomm owns 49% of the shares of Aerkomm and controls the other 51% by contract. The Buyer has not yet paid Aerkomm the amount due to Aerkomm for the sale of Aerkomm Taiwan shares to the Buyer. Under the Equity Sales Contract, Aerkomm has the right to declare a breach of contract and demand return of the transferred shares if the purchase price has not been paid within 180 days of date of the Equity Sales Contract, which is dated December 29, 2022. Furthermore, the shares held by Buyer in Aerkomm Taiwan and all rights to exercise rights in respect of such shares are pledged to Aerkomm’s designee, Mr. Albert Hsu, who is to execute all rights with respect to the pledged shares as a pledgee under the instruction of Aerkomm and who is a shareholder and director of Aerkomm.
NOTE 23 — Subsequent Events
The Company has evaluated subsequent events through the filing of this Form 10-Q, and determined that, other than as indicated below, there have been no events that have occurred that would require adjustments to our disclosures in the unaudited condensed consolidated financial statements.
Pursuant to the terms of Merger Agreement, the Company was obligated to enter into simple agreements for future equity (the “SAFE Agreements”) with certain investors providing for investments in shares of the

AERKOMM INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 23 — Subsequent Events (continued)
Company’s common stock in a private placement in an aggregate amount of not less than $15,000,000 (exercising reasonable best efforts to secure $5,000,000 within twenty (20) Business Days of the date of the Merger Agreement, another $5,000,000 within forty (40) Business Days of the date of the Merger Agreement, and another $5,000,000 within sixty (60) Business Days of the date of the Merger Agreement), such Safe Agreements to automatically convert into shares of the common stock of IXAQ upon the closing of the Merger at $11.50 per share (such investments in the aggregate, the “SAFE Investment”).
On August 9, 2024, the Company entered into one new SAFE Agreement and amended one of the SAFE Agreement previously executed on May 13, 2024. Additionally, on July 8, 2024, the Company canceled another SAFE Agreement that was entered into on May 13, 2024. Furthermore, on June 26, 2024, the Company entered into one new SAFE Agreement. As of August 9, 2024, the Company has an aggregate of $2,585,200 from SAFE Agreements.

FINANCIAL STATEMENTS
AERKOMM INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements

AERKOMM INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 and 2022
Audited Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To:
The Board of Directors and Stockholders of
Aerkomm Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Aerkomm, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Previously Issued Consolidated Financial Statements
As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2023 and 2022 to correct certain misstatements related to the accounting principle employed to account for its investment in the equity securities of Ejectt. The Company has also corrected the error for the classification of both convertible notes and bond payable; the two debts were previously erroneously presented as non-current liabilities. They have been reclassified to current liabilities. Additionally, the Company has corrected the error for the redemption loss on the convertible bond that was previously unrecognized. The Company also reversed an erroneous entry setting off a receivable from a related party against short term loan from a third party. Furthermore, the Company has corrected the error for the classification of interest-free loans, these debts were previously erroneously presented as other payables and have been reclassified as short-term loans.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Prepayment for equipment and intangibles
We assessed the valuation, and disclosure of the prepayment for equipment and intangibles as a critical audit matter. As of December 31, 2023, the Company’s total of prepayments to non-related parties totaled $8.33 million which was quantitatively material to the financial statements as a whole, and the account required challenging, subjective, and complex judgment including an understanding on how the funds expended would generate future benefit and contribute to future positive cash flows to the Company, and that the balance is reasonable, properly disclosed and not materially misstated.
Our principal audit procedures performed to address the classification, recoverability and carrying value of the prepayments for equipment and intangibles and related impairment, if any, included the following:
Vouch payments to corroborate the existence of the asset
Perform independent confirmation of the status of projects with outside parties
Enquire of management of how it was determined that the amounts spent are assets
Perform independent research and consultation
Enquire of management of the status of certain projects
Reviewed management’s forecast based on the progress of projects
The accounts relevant to this critical audit matter include the value of the prepaid expense and related impairment expense, if any, and the related disclosure in the accompanying notes to the financial statements.
Prepayments for Land
We assessed the existence, rights, valuation, and disclosure of the prepayments for land as a critical audit matter. As of December 31, 2023, the Company’s total of prepayments for land was $40.11 million which was quantitatively material to the financial statements as a whole, and the account required challenging, subjective and complex judgment and assumptions regarding the estimation of its future cash flows to determine that the balance is reasonable, properly disclosed, and not materially misstated.
Our principal audit procedures performed to address the carrying value of the prepayments for land and related the impairment, if any, included the following:
Vouch payments to corroborate the existence of the asset
Reviewed management’s forecast regarding the use of the land and how it is expected to help generate cash flows for the Company; this included reviewing assumptions and variables within management’s forecasts
The accounts relevant to this critical audit matter include the gross value of the prepayments for land and impairment expense, if any, and the related disclosure in the accompanying notes to the financial statements.
Goodwill
We assessed the valuation, and disclosure of goodwill as a critical audit matter. As of December 31, 2023, the Company’s goodwill was $4.57 million which was quantitatively material to the financial statements as a whole, and the account required challenging, subjective and complex judgment and assumptions regarding the estimation of future cash flows derived from business acquired at a premium to determine that the balance is reasonable, properly disclosed, and not materially misstated.

Our principal audit procedures performed to address the carrying value of the goodwill and related impairment, if any, included the following:
Gain an understanding of management’s methodology and model to assessing its goodwill
Review the underlying logic and reasonableness of management model
Assess and test the assumptions and inputs that comprise management’s model
The accounts relevant to this critical audit matter include the value of the goodwill and related impairment expense, if any, and the related disclosure in the accompanying notes to the financial statements.
Convertible bonds with early redemption features and convertible notes
We assessed the carrying value and disclosure of convertible bonds with early redemption features and convertible notes as a critical audit matter. As of December 31, 2023, the Company’s convertible bonds with early redemption features and convertible notes were $10.30 million and $23.17 million, respectively which were quantitatively material to the financial statements as a whole, and these accounts required challenging, subjective and complex judgment and assumptions regarding valuation and allocation of discounts result from original issuance discounts or discounts arising from embedded derivatives to determine that the balance is reasonable, properly disclosed, and not materially misstated.
Our principal audit procedures performed to address the carrying value arising from the allocation of debt discounts and related debt discount amortization, if any, included the following:
Gain an understanding of management’s methodology and model to bifurcate and fair value allocate original issuance discounts and discounts arising from embedded derivatives.
Review the appropriateness of the financial models employed to value embedded derivatives.
Vouched the inputs and assessed the assumptions of the financial models.
Reperform the calculation of the fair value financial models.
Review the accounting entries and accretion tables to determine that modeled information has been properly recorded to the Company’s books.
Review any subsequent events for repayments, potential conversion, and defaults or violations, if any, and determine if there are any effects to the financial statements and related notes.
The accounts relevant to this critical audit matter include the carrying value of the convertible bonds and convertible notes and related debt discount amortization expense, if any, and the related disclosure in the accompanying notes to the financial statements.
/s/ WWC, P.C.
WWC, P.C.
PCAOB ID: 1171
We have served as the Company’s auditor since 2022.
San Mateo, CA
September 5, 2024

AERKOMM INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2023 and 2022
(As Restated)
	As of December 31,
	2023 As restated	2022 As restated
Assets
Current Assets
Cash	$4,202,797	$6,878,362
Short-term investment	1,156,875	1,159,056
Account receivable – related parties	41,088	—
Inventories, net	170,892	1,366,282
Prepaid expenses	158,171	490,044
Other receivable – related parties	2,147,501	308,544
Other receivable	122,024	119,683
Other current assets	65,937	32,666
Total Current Assets	8,065,285	10,354,637
Long-term investment	5,013,814	5,422,425
Property and Equipment, net
Cost	5,436,657	4,011,883
Accumulated depreciation	(3,085,789)	(2,486,836)
	2,350,868	1,525,047
Prepayment for land	40,114,286	35,748,435
Prepayment for equipment – internal use	324,866	458,998
Net Property and Equipment	42,790,020	37,732,480
Other Assets
Prepayment for equipment and intangible assets – customer projects – related parties	2,076,138	—
Prepayment for equipment and intangible assets – customer projects	8,326,017	7,536,409
Restricted cash	3,225,905	3,223,558
Intangible asset, net	13,024,692	1,402,500
Goodwill	4,573,819	4,561,037
Right-of-use assets, net	221,417	92,451
Deposits	534,515	315,015
Total Other Assets	31,982,503	17,130,970
Total Assets	$87,851,622	$70,640,512
Liabilities and Stockholders’ Equity
Current Liabilities
Short-term loan – related parties	$—	$337,357
Short-term loan	5,712,244	1,799,090
Convertible long-term bonds payable – current	10,303,775	8,937,006
Convertible long-term note payable – current	23,173,200	—
Accounts payable	1,900,317	1,950,939
Accrued expenses	5,995,972	2,433,400
Other payable – related parties	726,802	340,467
Other payable	8,057,112	4,196,846
Prepayment from customer – related parties	6,534,908	1,258,786
Long-term loan – current	5,045	11,271
Lease liability – current	168,433	131,181
Total Current Liabilities	62,577,808	21,396,343
Long-term Liabilities
Convertible long-term bonds payable	200,000	200,000
Convertible long-term note payable	—	23,173,200
Long-term loan	—	5,027
Prepayments from customer – non-current	762,000	762,000
Lease liability – non-current	120,932	35,172
Restricted stock deposit liability	1,000	1,000
Total Long-term Liabilities	1,083,932	24,176,399
Total Liabilities	63,661,740	45,572,742
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2023 and 2022	—	—
Common stock, $0.001 par value, 90,000,000 shares authorized, 16,720,451 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2023 and 9,720,003 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2022	16,720	9,720
Additional paid in capital	97,015,470	79,078,005
Subscribed capital	5,004,000	—
Accumulated deficits	(77,479,704)	(53,645,981)
Accumulated other comprehensive loss	(366,604)	(373,974)
Total Stockholders’ Equity	24,189,882	25,067,770
Total Liabilities and Stockholders’ Equity	$87,851,622	$70,640,512
The accompanying notes are an integral part of these consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2023 and 2022
	For the Year Ended December 31,
	2023 As Restated	2022
Sales – related parties	$575,395	$—
Sales	155,695	—
Total Sales	731,090	—
Cost of goods sold – related parties	461,827	—
Cost of goods sold	1,349,049	—
Total Cost of Goods Sold	1,810,876	—
Gross Loss	(1,079,786)	—
Operating Expenses	15,830,119	10,425,183
Impairment loss on Goodwill	4,560,619	—
Loss from Operations	(21,470,524)	(10,425,183)
Non-Operating Income (Loss)
Unrealized investment loss	(105,796)	(50,713)
Foreign currency exchange loss	(131,214)	(1,587,157)
Other income	158,355	740,315
Redemption loss	(855,620)	—
Interest expense	(1,509,428)	(483,495)
Other gain (loss), net	82,904	(69,522)
Net Non-Operating Income (Loss)	(2,360,799)	(1,450,572)
Loss Before Income Taxes	(23,831,323)	(11,875,755)
Income Tax Expense	2,400	2,968
Net Loss	(23,833,723)	(11,878,723)
Other Comprehensive Income
Change in foreign currency translation adjustments	7,370	1,522,184
Total Comprehensive Loss	$(23,826,353)	$(10,356,539)
Net Loss Per Common Share:
Basic	$(2.04)	$(1.20)
Diluted	$(2.04)	$(1.20)
Weighted Average Shares Outstanding – Basic	11,672,020	9,869,165
Weighted Average Shares Outstanding – Diluted	11,672,020	9,869,165
The accompanying notes are an integral part of these consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2023 and 2022
	Preferred Stock		Common Stock		Additional Paid in Capital	Subscribed Capital	Accumulated Deficits	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2022	—	—	9,715,889	9,716	77,825,976	—	(41,767,258)	(1,896,158)	34,172,276
Issuance of common stock	—	—	4,114	4	32,908	—	—	—	32,912
Stock compensation expense	—	—	—	—	1,219,121	—	—	—	1,219,121
Issuance of stock warrants	—	—	—	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	(11,878,723)	—	(11,878,723)
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,522,184	1,522,184
Balance as of December 31, 2022	—	—	9,720,003	$9,720	$79,078,005	—	$(53,645,981)	$(373,974)	$25,067,770
Issuance of common stock	—	—	7,000,448	7,000	16,493,000	—	—	—	16,500,000
Stock compensation expense	—	—	—	—	1,444,465	—	—	—	1,444,465
Capital injection	—	—	—	—	—	5,004,000	—	—	5,004,000
Net loss for the year	—	—	—	—	—	—	(23,833,723)	—	(23,833,723)
Foreign currency translation adjustments	—	—	—	—	—	—	—	7,370	7,370
Balance as of December 31, 2023	—	—	16,720,451	16,720	97,015,470	5,004,000	(77,479,704)	(366,604)	24,189,882
The accompanying notes are an integral part of these consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022
	For the Year Ended December 31,
	2023 (Restated)	2022 (Restated)
Cash Flows from Operating Activities
Net loss	$(23,833,723)	$(11,878,723)
Adjustments to reconcile net loss to net cash provided by (used) for operating activities:
Depreciation and Amortization	1,430,166	1,069,692
Stock-based compensation	1,444,465	1,219,121
Unrealized losses on trading security	105,796	50,713
Amortization of discount and bonds issuance costs	511,149	483,495
Impairment loss on Goodwill	4,560,619	—
Loss on inventories write off	1,327,788	—
Redemption loss	855,620	—
Changes in operating assets and liabilities:
Accounts receivable	(41,088)	136,800
Inventories	310,452	—
Prepaid expenses and prepayment for equipment and intangible assets – customer projects	(1,626,933)	(3,336,327)
Other receivable – related parties	252,329	(303,954)
Other receivable	(2,341)	(118,257)
Other current assets	(33,272)	(22,538)
Deposits	(219,500)	(192,469)
Accounts payable	(50,622)	397,387
Accrued expenses	3,446,193	108,400
Prepayment from customer – related party	5,276,122	1,258,786
Prepayment from customer	(94,634)	—
Other payable – related parties	386,335	(353,933)
Other payable	3,836,063	(246,299)
Operating lease liability	16,270	(186,337)
Long-term Liabilities	(3,041)	—
Net Cash Used in Operating Activities	(2,145,787)	(11,914,443)
Cash Flows from Investing Activities
Proceeds from disposal of short-term investment	—	7,823
Proceeds from disposal of long-term investment	325,578	—
Prepayment for land	(4,237,427)	—
Disbursement for other receivable – related parties loans	(2,091,285)	—
Purchase of property and equipment	(1,738,705)	(1,306,610)
Purchase of long-term investment	—	(325,578)
Purchase of intangible assets	(354,469)	—
Purchase of short-term investment	—	(1,138,952)
Net Cash Used in Investing Activities	(8,096,308)	(2,763,317)
Cash Flows from Financing Activities
Repayment of short-term loan	(330,848)	—
Proceeds from short-term loan	3,780,041	1,002,715
Proceeds from convertible long-term note payable	—	18,849,200
Proceeds from subscribed capital	5,004,000	—
Repayment of long-term loan	(11,253)	(13,090)
Finance lease liability	(11,412)	(11,927)
Net Cash Provided by Financing Activities	8,430,528	19,826,898
Net (Decrease) Increase in Cash and Restricted Cash	(1,811,567)	5,149,138
Cash and Restricted Cash, Beginning of Year	10,101,920	3,288,813
Foreign Currency Translation Effect on Cash and Restricted Cash	(861,651)	1,663,969
Cash and Restricted Cash, End of Year	$7,428,702	$10,101,920
Supplemental disclosures of cash flow information:
Cash	$4,202,797	$6,878,362
Restricted cash	3,225,905	3,223,558
Total	$7,428,702	$10,101,920
Cash paid during the year for income taxes	$2,400	$1,600
Cash paid during the year for interest	$14,378	$35,232
Non-cash operating, investing and financing activities:
Acquisition of Mesh	$16,493,000	—
Other payable transferred to common stock	$—	$32,912
The accompanying notes are an integral part of these consolidated financial statements.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 1 — Organization
Aerkomm Inc. (formerly Maple Tree Kids Inc.) (“Aerkomm”) was incorporated on August 14, 2013 in the State of Nevada. Aerkomm was a retail distribution company selling all of its products over the internet in the United States, operating in the infant and toddler products business market. Aerkomm’s common stock is quoted for trading on the OTC Markets Group Inc. OTC Pink Tier under the symbol “AKOM.” On July 17, 2019, the French Autorité des Marchés Financiers (the “AMF”) granted visa number 19-372 on the prospectus relating to the admission of Aerkomm’s common stock to list and trade on the Professional Segment of the regulated market of Euronext Paris (“Euronext Paris”). Aerkomm’s common stock began trading on Euronext Paris on July 23, 2019 under the symbol “AKOM” and is denominated in Euros on Euronext Paris. This listing did not alter Aerkomm’s share count, capital structure, or current common stock listing on the OTC Pink Tier, where it is also traded (in US dollars) under the symbol “AKOM.”
On December 28, 2016, Aircom Pacific Inc. (“Aircom”) purchased approximately 86.3% of Aerkomm’s issued and outstanding common stock as of the closing date of purchase. As a result of the transaction, Aircom became the controlling shareholder of Aerkomm. Aircom was incorporated on September 29, 2014 under the laws of the State of California.
On February 13, 2017, Aerkomm entered into a share exchange agreement (“Exchange Agreement”) with Aircom and its shareholders, pursuant to which Aerkomm acquired 100% of the issued and outstanding capital stock of Aircom in exchange for approximately 99.7% of the issued and outstanding capital stock of Aerkomm. As a result of the share exchange, Aircom became a wholly-owned subsidiary of Aerkomm, and the former shareholders of Aircom became the holders of approximately 99.7% of Aerkomm’s issued and outstanding capital stock.
On December 31, 2014, Aircom acquired a newly incorporated subsidiary, Aircom Pacific Ltd. (“Aircom Seychelles”), a corporation formed under the laws of the Republic of Seychelles. On November 8, 2021, Aircom Seychelles changed its name to Aerkomm SY Ltd. (“Aerkomm SY”) and the ownership was transferred from Aircom to Aerkomm. Aerkomm SY was formed to facilitate Aircom’s global corporate structure for both business operations and tax planning. Presently, Aerkomm SY has no operations. Aerkomm is working with corporate and tax advisers in finalizing its global corporate structure and has not yet concluded its final plan.
On October 17, 2016, Aircom acquired a wholly owned subsidiary, Aircom Pacific Inc. Limited (“Aircom HK”), a corporation formed under the laws of Hong Kong. On November 8, 2021, Aircom HK changed its name to Aerkomm Hong Kong Limited (“Aerkomm HK”) and its ownership was transferred from Aircom to Aerkomm. The purpose of Aerkomm HK is to conduct Aircom’s business and operations in Hong Kong. Presently, its primary function is business development, both with respect to airlines as well as content providers and advertisement partners based in Hong Kong. Aerkomm HK is also actively seeking strategic partnerships whom Aerkomm may leverage in order to provide more and better services to its customers. Aerkomm also plans to provide local supports to Hong Kong-based airlines via Aerkomm HK and teleports located in Hong Kong.
On December 15, 2016, Aircom acquired a wholly owned subsidiary, Aircom Japan, Inc. (“Aircom Japan”), a corporation formed under the laws of Japan. On November 9, 2021, Aircom Japan changed its name to Aerkomm Japan, Inc. (“Aerkomm Japan”) and its ownership was transferred from Aircom to Aerkomm. The purpose of Aerkomm. The purpose of Aerkomm Japan is to conduct business development and operations located within Japan. Aerkomm Japan is in the process of applying for, and will be the holder of, Satellite Communication Blanket License in Japan, which is necessary for Aerkomm to provide services within Japan. Aerkomm Japan will also provide local supports to airlines operating within the territory of Japan.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 1 — Organization (continued)
Aircom Telecom LLC (“Aircom Taiwan”, “Aerkomm Taiwan”), which became a wholly owned subsidiary of Aircom in December 2017, was organized under the laws of Taiwan on June 29, 2016. Aircom Taiwan is responsible for Aircom’s business development efforts and general operations within Taiwan.
On June 13, 2018, Aerkomm established a then wholly owned subsidiary, Aerkomm Taiwan Inc. (“Aerkomm Taiwan”), a corporation formed under the laws of Taiwan. The purpose of Aerkomm Taiwan is to purchase a parcel of land and raise sufficient fund for ground station building and operate the ground station for data processing (although that cannot be guaranteed). On December 29, 2022, Aerkomm and dMobile System Co., Ltd. (the “Buyer”) entered into an equity sales contract pursuant to the terms of which Aerkomm transferred a majority interest of 25,500,000 shares (the “Shares”) of Aerkomm Taiwan to the Buyer for NT$255,000,000 (approximately US $9,023,354 as of December 31, 2022). The Buyer has not yet paid for the transferred shares and under the terms of the equity sales contract Aerkomm has the right to demand that the transferred shares be returned.
On November 15, 2018, Aircom Taiwan acquired a wholly owned subsidiary, Beijing Yatai Communication Co., Ltd. (“Beijing Yatai”), a corporation formed under the laws of China. The purpose of Beijing Yatai is to conduct Aircom’s business and operations in China. Presently, its primary function is business development, both with respect to airlines as well as content providers and advertisement partners based in China as most business conducted in China requires a local registered company. Beijing Yatai is also actively seeking strategic partnerships whom Aircom may leverage in order to provide more and better services to its customers. Aircom also plans to provide local supports to China-based airlines via Beijing Yatai and teleports located in China. On November 6, 2020, 100% ownership of Beijing Yatai was transferred from Aircom Taiwan to Aerkomm Taiwan.
On October 31, 2019, Aerkomm SY established a new a wholly owned subsidiary, Aerkomm Pacific Limited (“Aerkomm Malta”), a corporation formed under the laws of Malta. The purpose of Aerkomm Malta is to conduct Aerkomm’s business and operations and to engage with suppliers and potential airlines customers in the European Union.
The Company’s organization structure is as following:
On September 4, 2022, Aerkomm acquired a wholly owned subsidiary, MEPA Labs Inc. (MEPA), a California corporation. The purpose of the acquisition is to extend business development and operations related to the satellite products.
On September 28, 2023, Aerkomm acquired a wholly owned subsidiary, Mixnet Technology Limited (Mixnet) and its wholly owned subsidiary, Mesh Technology Taiwan Limited (Mesh), a Taiwan company. The purpose of the acquisition is to extend business development and operations related to the satellite products. Mixnet’s name changed to Mesh Technology Limited as of September 7, 2023.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 1 — Organization (continued)
Aerkomm and its subsidiaries (the “Company”) are full-service, development stage providers of in-flight entertainment and connectivity solutions with their initial market in the Asian Pacific region.
The Company has not generated significant revenues, excluding non-recurring revenues, and will incur additional expenses as a result of being a public reporting company. As of December 31, 2023, the Company has a negative working capital of $51 million. Currently, the Company has taken measures that management believes will improve its financial position by financing activities, including through public offerings, private placements, short-term borrowings and equity contributions. Two of the Company’s current shareholders (the “Lenders”) each committed to provide to the Company a $10 million bridge loan (the ”Loan Commitments” and loans made under the Loan Commitments, “Loans”) for an aggregate principal committed amount of $20 million, to bridge the Company’s cash flow needs prior to its obtaining a mortgage loan to be secured by a parcel of land (the “Land”) the Company purchased in Taiwan. The Lenders also agreed to an earlier closing of up to 25% of the Commitment Amounts upon the Company’s request prior to the time that title to the Land is vested in the Company’s subsidiary, Aerkomm Taiwan, to pay the outstanding payable to the Company’s vendors. On April 25, 2022, the Lenders further amended the commitment and agreed to increase the percentage of earlier closing amount from 25% to 100%, thus making the full $20 million aggregate Commitment Amount available to the Company.
On March 1, 2023 we entered into a letter agreement with Well Thrive Limited, one of the lenders under the Loan Commitment in which it was agreed that, to support the Company, one-half of the Loan Commitment amount of Well Thrive Limited (thus, $5,000,000) would be funded at no interest and with no fixed maturity date, with the remaining $5,000,000 of Well Thrive Limited’s Loan Commitment to be funded on the basis of the originally agreed terms. As of December 31, 2023 and of June 30, 2024, from one of the Lenders under the Loan Commitment we did not have any loans and from the Lender, Well Thrive Limited we had received a total amount of NTD (New Taiwan Dollars) 133,110,000, recorded on our books as $4,347,159, in Loans.
With the balance of $15,652,841 of the $20 million in aggregate Loan Commitments by the Lenders still available, additional financing that the Company anticipates being able to raise from existing shareholders or new investors, revenues from contracts the Company anticipates obtaining from prospective customers with whom it is in discussions, and carefully managing hiring and other investments, the Company believes its working capital will be adequate to sustain its operations for at least the next sixteen months. However, there is no assurance that management will be successful in furthering the Company’s business plan, especially if the Company is not able to raise additional funding from the above sources or from other sources. There are a number of additional factors that could potentially arise that could result in shortfalls in the Company’s business plan, such as general worldwide economic conditions, competitive pricing in the connectivity industry, the continuing impact of the COVID 19 pandemic, the Company’s operating results continuing to deteriorate and the Company’s banks and shareholders not being able to provide continued financial support.
The Company’s common stock is quoted for trading on the OTC Markets Group Inc. Pink tier under the symbol “AKOM.” On July 17, 2019, the French Autorité des Marchés Financiers (the “AMF”) granted visa number 19-372 on the prospectus relating to the admission of the Company’s common stock to list and trade on the Professional Segment of the regulated market of Euronext Paris (“Euronext Paris”). The Company’s common stock began trading on Euronext Paris on July 23, 2019 under the symbol “AKOM” and is denominated in Euros on Euronext Paris. This listing did not alter the Company’s share count, capital structure, or current common stock listing on the OTC Pink Market, the Company’s primary trading market for its common stock.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The Company’s fiscal year end date is December 31. The Company’s management discovered errors in previously issued financial statements as of December 31, 2023 and 2022, and for the years then ended, Those financial statements should no longer be relied upon. The Company is restating its financial statements as of December 31, 2023 and 2022, and for the years then ended included in this Amended Annual Report.
The restatement of the financial statement is related to correction for four errors: 1.) the Company’s error in the selection of the proper accounting standard for its investment in equity securities after discovering that it had omitted certain facts and circumstances that are indicative of the Company’s intent for the investment including the duration and strategic purpose for the investment that are critical to the selection of the right accounting standard, consequently the Company is accounting for the investment using the cost method versus the fair value method, 2.) the Company’s error in classification of its convertible notes and convertible bonds as non-current liabilities; Management’s review of the terms of the note and bond indicated that there was less than one operating period before their respective maturities; accordingly, they have been reclassified to current liabilities; in connection with the reclassification, the Company also recognized an early redemption loss and accrued default interest expense, 3.) the Company reversed an erroneous entry that setoff and balance receivable from a related party against a loan owed to a third party; therefore, the balances are stilled owed by the related party, and there is still a loan outstanding to a third party, and 4.) the Company also reclassified its temporary interest-free loans: these debts were previously erroneously classified as other payables, but have been reclassified as short-term loans to reflect the nature of the loans.
The Company has included in this Amendment certain restated items on the previously issued balance sheet, statement of operations, statement of stockholders’ equity and statement of cashflow dated as of December 31, 2023 and December 31, 2022 that were previously reported in the Original 10-K, to restate, in pertinent part, the following:
The Company’s financial statements for the 12-month period ended December 31, 2023 (the “Affected Periods”), are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (this “Annual Report”) to correct the Company’s accounting for certain debt previously characterized as long-term debt, as short-term debt instead. Also, due to the Company’s evidence indicating an intention to hold an investment for more than one year, the Company has reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction has been made to reclassify other receivable-related party loans to short-term loan-others, based on the confirmation letter. In addition, Credit Enhanced Zero Coupon Convertible Bonds has early redemption price at $10,303,775 and early redemption loss and default interest expenses are accrued. The restated financial statements are indicated as “Restated” in the financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Consolidated Financial Statements for further discussion.
Principle of Consolidation
Aerkomm consolidates the accounts of its subsidiaries, Aircom, Aircom Seychelles, Aircom HK, Aircom Japan, Aircom Taiwan, Aerkomm Taiwan, Beijing Yatai, Aerkomm Malta, MEPA Labs, and Mesh Technology Taiwan. All significant intercompany accounts and transactions have been eliminated in consolidation.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Restatement of Financial Statements
The Company has restated the accompanying consolidated financial statements and related disclosure for the year ended December 31, 2023 and 2022 that were previously included in the Form 10-K filed with the SEC on May 7, 2024. The restatement is related to correction to the Company’s accounting for certain debt previously characterized as long-term debt, as short-term debt instead. Also, due to the Company’s evidence indicating an intention to hold an investment for more than one year, the Company has reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction has been made to reclassify other receivable-related party loans to short-term loan-others, based on the confirmation letter. In addition, Credit Enhanced Zero Coupon Convertible Bonds are reevaluated and early redemption loss and default interest expenses are accrued. The Company determined that these changes have a material impact on the filed financial statements for the year ended December 31, 2023 and 2022 (the “Relevant Period”), and as a result, the restatement of the Relevant Periods is required.
Impact of the Restatement
The impact of the restatement on the balance sheets, statements of operations and statements of cash flows for the Relevant Period is presented below. The restatement had no impact on the Company’s reported operating revenues or reported operating costs and expenses.
The following table summarized the effect of the financial statement adjustments related to the restatement on each financial statement line items as of and for the years ended December 31, 2023 and as of December 31, 2022:
Due to the company’s evidence indicating an intention to hold the investment for more than one year, we have reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction to reclassify other receivable-related party to short-term loan-others, based on the confirmation letter.
The restatement is related to correction to the Company’s accounting for certain debt previously characterized as long-term debt, as short-term debt instead. Also, due to the Company’s evidence indicating an intention to hold an investment for more than one year, the Company has reclassified the investment from short-term to long-term. Consequently, the valuation method has been adjusted from market value (used for short-term investments) to cost (used for long-term investments). In addition, a correction has been made to reclassify other receivable-related party loans to short-term loan-others, based on the confirmation letter, In addition, Credit Enhanced Zero Coupon Convertible Bond has early redemption option, resulting in the accrual of early redemption losses and 5% default interest payable.
Due to the different evaluations of long-term and short-term investments, the reclassification caused changes in 2023 Net Loss and Foreign currency translation adjustments.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Consolidated Balance Sheets (Restated)
	As of December 31, 2023
	As previously Reported	Adjustment		As restated
Assets
Current Assets
Cash	$4,202,797	$		$4,202,797
Short-term investment	3,804,850		(2,647,975)	1,156,875
Account receivable – related parties	41,088			41,088
Inventories, net	170,892			170,892
Prepaid expenses	158,171			158,171
Other receivable – related parties	1,167,749		979,752	2,147,501
Other receivable	122,024			122,024
Other current assets	65,937			65,937
Total Current Assets	9,733,508		(1,668,223)	8,065,285
Long-term investment	4,261,920		751,894	5,013,814
Property and Equipment, net
Cost	5,436,657			5,436,657
Accumulated depreciation	(3,085,789)			(3,085,789)
	2,350,868			2,350,868
Prepayment for land	40,114,286			40,114,286
Prepayment for equipment – internal use	324,866			324,866
Net Property and Equipment	42,790,020			42,790,020
Other Assets
Prepayment for equipment and intangible assets – customer projects – related party	2,076,138		—	2,076,138
Prepayment for equipment and intangible assets – customer projects	8,326,017			8,326,017
Restricted cash	3,225,905			3,225,905
Intangible asset, net	13,024,692			13,024,692
Goodwill	4,573,819			4,573,819
Right-of-use assets, net	221,417			221,417
Deposits	534,515			534,515
Total Other Assets	31,982,503			31,982,503
Total Assets	$88,767,951		$(916,329)	$87,851,622

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
	As of December 31, 2023
	As previously Reported	Adjustment	As restated
Liabilities and Stockholders’ Equity
Current Liabilities
Short-term loan – related parties	$—	$—	$—
Short-term loan	132,257	5,579,987	5,712,244
Convertible long-term bonds payable – current	—	10,303,775	10,303,775
Convertible long-term note payable – current	—	23,173,200	23,173,200
Accounts payable	1,900,317		1,900,317
Accrued expenses	5,995,972		5,995,972
Other payable – related parties	726,802		726,802
Other payable	12,617,277	(4,560,165)	8,057,112
Prepayment from customer – related parties	6,534,908		6,534,908
Long-term loan – current	5,045		5,045
Lease liability – current	168,433		168,433
Total Current Liabilities	28,081,011	34,496,797	62,577,808
Long-term Liabilities
Convertible long-term bonds payable	9,648,155	(9,448,155)	200,000
Convertible long-term note payable	23,173,200	(23,173,200)	—
Long-term loan	—	—	—
Prepayments from customer – non-current	762,000		762,000
Lease liability – non-current	120,932		120,932
Restricted stock deposit liability	1,000		1,000
Total Long-term Liabilities	33,705,287	(32,621,355)	1,083,932
Total Liabilities	61,786,298	1,875,442	63,661,740

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
	As of December 31, 2023
	As previously Reported	Adjustment	As restated
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2023 and 2022	—	—	—
Common stock, $0.001 par value, 90,000,000 shares authorized, 16,720,451 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2023 and 9,720,003 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2022	16,720		16,720
Additional paid in capital	97,015,470		97,015,470
Subscribed capital	5,004,000	—	5,004,000
Accumulated deficits	(74,719,954)	(2,759,750)	(77,479,704)
Accumulated other comprehensive loss	(334,583)	(32,021)	(366,604)
Total Stockholders’ Equity	26,981,653	(2,791,771)	24,189,882
Total Liabilities and Stockholders’ Equity	$88,767,951	$(916,329)	$87,851,622

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Consolidated Balance Sheets (Restated)
	As of December 31, 2022
	As previously Reported	Adjustment	As restated
Cash	$6,878,362	$—	$6,878,362
Short-term investment	2,009,238	(850,182)	1,159,056
Account receivable – related parties	—	—	—
Inventories, net	1,366,282	—	1,366,282
Prepaid expenses	490,044	—	490,044
Other receivable – related parties	308,544	—	308,544
Other receivable	119,683	—	119,683
Other current assets	32,666	—	32,666
Total Current Assets	11,204,819	(850,182)	10,354,637
Long-term investment	4,572,243	850,182	5,422,425
Property and Equipment, net
Cost	4,011,883	—	4,011,883
Accumulated depreciation	(2,486,836)	—	(2,486,836)
	1,525,047	—	1,525,047
Prepayment for land	35,748,435	—	35,748,435
Prepayment for equipment – internal use	458,998	—	458,998
Net Property and Equipment	37,732,480	—	37,732,480
Other Assets
Prepayment for equipment and intangible assets – customer projects – related parties	—	—	—
Prepayment for equipment and intangible assets – customer projects	7,536,409	—	7,536,409
Restricted cash	3,223,558	—	3,223,558
Intangible asset, net	1,402,500	—	1,402,500
Goodwill	4,561,037	—	4,561,037
Right-of-use assets, net	92,451	—	92,451
Deposits	315,015	—	315,015
Total Other Assets	17,130,970	—	17,130,970
Total Assets	70,640,512	—	70,640,512

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
	As of December 31, 2022
	As previously Reported	Adjustment	As restated
Short-term loan – related parties	$337,357	$—	$337,357
Short-term loan	978,896	820,194	1,799,090
Accounts payable	1,950,939	—	1,950,939
Accrued expenses	2,433,400	—	2,433,400
Other payable – related parties	340,467	—	340,467
Other payable	5,017,040	(820,194)	4,196,846
Prepayment from customer – related parties	1,258,786	—	1,258,786
Convertible long-term bonds payable – current	—	8,937,006	8,937,006
Convertible long-term note payable – current	—	—	—
Long-term loan – current	11,271	—	11,271
Lease liability – current	131,181	—	131,181
Total Current Liabilities	12,459,337	8,937,006	21,396,343
Long-term Liabilities
Convertible long-term bonds payable	9,137,006	(8,937,006)	200,000
Convertible long-term note payable	23,173,200	—	23,173,200
Long-term loan	5,027	—	5,027
Prepayments from customer – non-current	762,000	—	762,000
Lease liability – non-current – others	35,172	—	35,172
Restricted stock deposit liability	1,000	—	1,000
Total Long-term Liabilities	33,113,405	(8,937,006)	24,176,399
Total liabilities	$45,572,742	—	$45,572,742
Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2023 and 2022	—	—	—
Common stock, $0.001 par value, 90,000,000 shares authorized, 11,672,020 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2023 and 9,720,003 shares (excluding 149,162 unvested restricted shares) issued and outstanding as of December 31, 2022	9,720	—	9,720
Additional paid in capital	79,078,005	—	79,078,005
Subscribed capital	—	—	—
Accumulated deficits	(53,645,981)	—	(53,645,981)
Accumulated other comprehensive loss	(373,974)	—	(373,974)
Total Stockholders’ Equity	25,067,770	—	25,067,770
Total Liabilities and Stockholders’ Equity	70,640,512	—	70,640,512

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Consolidated Statements of Operations and Comprehensive Loss (Restated)
	For the Year Ended December 31, 2023
	As previously Reported	Adjustment	As restated
Sales – related parties	$575,395	$—	$575,395
Sales	155,695	—	155,695
Total Sales	731,090		731,090
Cost of goods sold – related parties	461,827		461,827
Cost of goods sold	1,349,049	—	1,349,049
Total Cost of Goods Sold	1,810,876	—	1,810,876
Gross Loss	(1,079,786)	—	(1,079,786)
Operating Expenses	15,830,119	—	15,830,119
Impairment loss on Goodwill	4,560,619	—	4,560,619
Loss from Operations	(21,470,524)	—	(21,470,524)
Non-Operating Income – Loss)
Unrealized investment gain (loss)	$1,758,264	$(1,864,060)	$(105,796)
Foreign currency exchange loss	(131,214)	—	(131,214)
Other income	158,355	—	158,355
Bond issuance cost	(511,149)	511,149	—
Interest expense	—	(1,509,428)	(1,509,428)
Redemption loss	—	(855,620)	(855,620)
Other gain (loss), net	(875,305)	958,209	82,904
Net Non-Operating Income (Loss)	398,951	(2,759,750)	(2,360,799)
Loss Before Income Taxes	(21,071,573)	(2,759,750)	(23,831,323)
Income Tax Expense	2,400		2,400
Net Loss	$(21,073,973)	$(2,759,750)	$(23,833,723)
Change in foreign currency translation adjustment	39,391	(32,021)	7,370
Total Comprehensive Loss	$(21,034,582)	$(2,791,771)	$(23,826,353)
Net Loss Per Common Shares:
Basic	$(1.81)		$(2.04)
Diluted	$(1.81)		$(2.04)
Weighted Average Shares Outstanding – Basic	11,672,020		11,672,020
Weighted Average Shares Outstanding – Diluted	11,672,020		11,672,020

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Consolidated Statements of Cash Flows (Restated)
	For the Year Ended December 31, 2023
	As Previously Reported	Adjustment	As Restated
Cash Flows from Operating Activities
Net loss	$(21,073,973)	(2,759,750)	$(23,833,723)
Adjustments to reconcile net loss to net cash provided by (used) for operating activities:
Depreciation and Amortization	2,264,443	(834,277)	1,430,166
Stock-based compensation	1,444,465		1,444,465
Unrealized (gains) losses on trading security	(1,758,264)	1,864,060	105,796
Amortization of discount and bonds issuance costs	511,149		511,149
Impairment loss on Goodwill	4,560,619		4,560,619
Loss on inventory write off (*)	—	1,327,788	1,327,788
Redemption Loss	—	855,620	855,620
Changes in operating assets and liabilities:
Accounts receivable	(41,088)		(41,088)
Inventories	1,638,240	(1,327,788)	310,452
Prepaid expenses and prepayment for equipment – customer projects and intangible assets	(2,461,210)	834,277	(1,626,933)
Other receivable – related parties	(859,204)	1,111,533	252,329
Other receivable	(2,341)		(2,341)
Other current assets	(33,272)		(33,272)
Deposits	(219,500)		(219,500)
Accounts payable	(50,622)		(50,622)
Accrued expenses	3,446,193		3,446,193
Prepayment from customer – related party	5,276,122		5,276,122
Prepayment from customer	(94,634)		(94,634)
Other payable – related parties	386,335		386,335
Other payable	7,576,034	(3,739,971)	3,836,063
Operating lease liability	16,270		16,270
Long-term Liabilities	(3,041)		(3,041)
Net Cash Provided by (Used) in Operating Activities	522,721	(2,668,508)	(2,145,787)

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
	For the Year Ended December 31, 2023
	As Previously Reported	Adjustment	As Restated
Cash Flows from Investing Activities
Proceeds from disposal of short-term investment	—		—
Proceeds from disposal of long-term investment	325,578		325,578
Prepayment for land	(4,237,427)		(4,237,427)
Disbursement for other receivable – related parties loans	—	(2,091,285)	(2,091,285)
Purchase of property and equipment	(1,738,705)		(1,738,705)
Purchase of long-term investment	—		—
Purchase of intangible assets	(354,469)		(354,469)
Purchase of short-term investment	—		—
Net Cash Used in Investing Activities	(6,005,023)	(2,091,285)	(8,096,308)
Cash Flows from Financing Activities
Repayment of short-term loan	(1,310,600)	979,752	(330,848)
Proceeds from short-term loan	—	3,780,041	3,780,041
Proceeds from convertible long-term note payable	—		—
Proceeds from subscribed capital	5,004,000		5,004,000
Repayment of long-term loan	(11,253)		(11,253)
Finance lease liability	(11,412)		(11,412)
Net Cash Provided by Financing Activities	3,670,735	4,759,793	8,430,528
Net (Decrease) Increase in Cash and Restricted Cash	(1,811,567)	—	(1,811,567)
Cash and Restricted Cash, Beginning of Year	10,101,920		10,101,920
Foreign Currency Translation Effect on Cash and Restricted Cash	(861,651)	—	(861,651)
Cash and Restricted Cash, End of Year	7,428,702		7,428,702

(*)
The Company’s management has separated changes in inventory and impairment loss on inventory to their own individual lines items on the statement of cash flows for the year ended December 31, 2023 which allows for greater clarity for financial statement users.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Consolidated Statements of Cash Flows (Restated) — Continued
	For the Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Restated
Cash Flows from Operating Activities
Net loss	$(11,878,723)	—	$(11,878,723)
Adjustments to reconcile net loss to net cash provided by (used) for operating activities:
Depreciation and Amortization	1,069,692		1,069,692
Stock-based compensation	1,219,121		1,219,121
Unrealized (gains) losses on trading security	50,713		50,713
Amortization of discount and bonds issuance costs	483,495		483,495
Impairment loss on Goodwill	—		—
Loss on inventory write off	—		—
Redemption Loss	—		—
Changes in operating assets and liabilities:
Accounts receivable	136,800		136,800
Inventories	—		—
Prepaid expenses and prepayment for equipment – customer projects and intangible assets	(3,336,327)		(3,336,327)
Other receivable – related parties	(303,954)		(303,954)
Other receivable	(118,257)		(118,257)
Other current assets	(22,538)		(22,538)
Deposits	(192,469)		(192,469)
Accounts payable	397,387		397,387
Accrued expenses	108,400		108,400
Prepayment from customer – related party	1,258,786		1,258,786
Prepayment from customer	—		—
Other payable – related parties	(353,933)		(353,933)
Other payable	573,895	(820,194)	(246,299)
Operating lease liability	(186,337)		(186,337)
Long-term Liabilities	—		—
Net Cash Provided by (Used) in Operating Activities	(11,094,249)	(820,194)	(11,914,443)

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
	For the Year Ended December 31, 2022
	As Previously Reported	Adjustment	As Restated

Cash Flows from Investing Activities
Proceeds from disposal of short-term investment	7,823		7,823
Proceeds from disposal of long-term investment	—		—
Prepayment for land	—		—
Disbursement for other receivable – related parties loans	—		—
Purchase of property and equipment	(1,306,610)		(1,306,610)
Purchase of long-term investment	(325,578)		(325,578)
Purchase of intangible assets	—		—
Purchase of short-term investment	(1,138,952)		(1,138,952)
Net Cash Used in Investing Activities	(2,763,317)		(2,763,317)

Cash Flows from Financing Activities
Repayment of short-term loan	—	—	—
Proceeds from short-term loan	182,521	820,194	1,002,715
Proceeds from convertible long-term note payable	18,849,200		18,849,200
Proceeds from subscribed capital	—		—
Repayment of long-term loan	(13,090)		(13,090)
Finance lease liability	(11,927)		(11,927)
Net Cash Provided by Financing Activities	19,006,704	820,194	19,826,898

Net (Decrease) Increase in Cash and Restricted Cash	5,149,138		5,149,138

Cash and Restricted Cash, Beginning of Year	3,288,813		3,288,813
Foreign Currency Translation Effect on Cash and Restricted Cash	1,663,969		1,663,969
Cash and Restricted Cash, End of Year	10,101,920		10,101,920

Reclassifications of Prior Year Presentation
Certain prior year balance sheet, and cash flow statement amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from these estimates.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in banks. As of December 31, 2023 and 2022, the total balance of cash in bank exceeding the amount insured by the Federal Deposit Insurance Corporation (FDIC) for the Company was approximately $0 and $6,153,000, respectively. The balance of cash deposited in foreign financial institutions exceeding the amount insured by local insurance is approximately $7,246,000 and $3,134,000 as of December 31, 2023 and December 31, 2022, respectively.
To minimize the credit risk of accounts receivable, the Company performs ongoing credit evaluation of its customers and requires no collateral. An allowance for doubtful accounts is provided based on a review of the collectability of accounts receivable. The Company determines the amount of allowance for doubtful accounts by examining its historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies. Actual credit losses may differ from management’s estimates.
Investment in Equity Securities
According to FASB issued Accounting Standards Updates 2016-01 (ASU 2016-01), it requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value being recorded in current period earnings, impacting the net income. For the investments in equity securities without readily determinable fair values, the investments may be recorded at cost, subject to impairment, and adjusted through net income for observable price changes.
Holdings of marketable equity securities with no significant influence over the investee are accounted for using cost method. Marketable equity security costs are initially recognized at fair value plus transaction costs which are directly attributable to the acquisition. The cost of the securities sold is based on the weighted average cost method. Stock dividends from the investment are included to recalculate the cost basis of the investment based on the total number of shares.
Accounts receivable
The Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which requires the Company to estimate all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, based on historical experience, current market conditions and supportable forecasts. The Company’s accounts receivable are carried at the amounts invoiced to customer. The risk of credit loss is mitigated by the Company’s credit evaluation process. Receivables are presented as net of an allowance for credit losses. Allowances for expected credit losses are determined based on an assessment of historical experience, the current economic conditions, future expectations of economic conditions, future expectation regarding customer solvency, and other collection factors. The Company will apply adjustments for specific factors and current economic conditions as needed at each reporting date. As of December 31, 2023 the company had $41,088 Account Receivable, and December 31, 2022, the Company had $0 Account Receivable. Therefore, allowances for expected credit losses were $0 as of December 31, 2023 and December 31, 2022.
Inventories
Inventories are recorded at the lower of weighted-average cost or net realizable value. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. When value impairment is determined, the related assets are stated at the lower of fair value or book value. Significant additions, renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed by using the straight-line and double declining methods over the following estimated service lives: ground station equipment — 5 years, computer equipment — 3 to 5 years, furniture and fixtures — 5 years, satellite equipment — 5 years, vehicles — 5 to 6 years and lease improvement — 5 years or remaining lease term, whichever is shorter.
Upon sale or disposal of property and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to income in the period of sale or disposal.
The Company reviews the carrying amount of property and equipment for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. It determined that there was no impairment loss for the years ended December 31, 2023 and 2022.
Right-of-Use Asset and Lease Liability
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) (“ASU 2016-02”), which modifies lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases and finance leases under previous accounting standards and disclosing key information about leasing arrangements.
A lessee should recognize the lease liability to make lease payments and the right-of-use asset representing its right to use the underlying asset for the lease term. For operating leases and finance leases, a right-of-use asset and a lease liability are initially measured at the present value of the lease payments by discount rates. The Company’s lease discount rates are generally based on its incremental borrowing rate, as the discount rates implicit in the Company’s leases is readily determinable. Operating leases are included in operating lease right-of-use assets and lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment and lease liability in our consolidated balance sheets. Lease expense for operating expense payments is recognized on a straight-line basis over the lease term. Interest and amortization expenses are recognized for finance leases on a straight-line basis over the lease term.
For the leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.
Goodwill and Purchased Intangible Assets
The Company’s goodwill represents the amount by which the total purchase price paid exceeded the estimated fair value of net assets acquired from acquisition of subsidiaries. The Company tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment.
As Aerkomm is currently still in the development stage and will not start generating revenue until after late 2024. The management has evaluated that the potential benefits of the acquisitions before year 2023 is limited and uncertain, due to this reason, the management has decided to impair goodwill that generated from 2022 and prior periods with total of $4,561,037. After the impair measurement, the net goodwill is $4,573,819.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Purchased intangible assets with finite life are amortized on the straight-line basis over the estimated useful lives of respective assets. Purchased intangible assets with indefinite life are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Purchased intangible asset consists of satellite system software and is amortized over 10 years.
Fair Value of Financial Instruments
The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions.
The carrying amounts of our cash and restricted cash, accounts receivable, other receivable, prepaid expenses, accounts payable, short-term loan, accrued expense, accrued unpaid salaries, prepayment from customer, and other payable approximated their fair value due to the short-term nature of these financial instruments. The Company’s short-term investment is classified within Level 1 and Level 3 of the fair value hierarchy on December 31, 2023. The Company’s long-term bonds payable, long-term note payable and lease payable approximated the carrying amount as its interest rate is considered as approximate to the current rate for comparable loans and leases, respectively. Our long-term investment approximated its carrying amount based upon management’s best estimate due to its restricted nature. There were no outstanding derivative financial instruments as of December 31, 2023 and 2022.
Revenue Recognition
The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs upon the transfer of control in accordance with the contractual terms and conditions of the sale. The Company’s revenue for the year ended December 31, 2021 composed of the sales of ground antenna units to a related party and sales of network hardware to a non-related party. The majority of the Company’s revenue is recognized at a point in time when product is shipped, or service is provided to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods, which includes estimates for variable consideration. The Company adopted the provisions of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) and the principal versus agent guidance within the new revenue standard. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenue when (or as) the Company satisfies a performance obligation. Customers may make payments to the Company either in advance or in arrears. If payment is made in advance, the Company will recognize a contract liability under prepayments from customers until which point the Company has satisfied the requisite performance obligations to recognize revenue.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Stock-based Compensation
The Company adopted the modified prospective method to measure stock-based compensation expense. Under the modified prospective method, stock-based compensation expense recognized during the period is based on the portion of the share-based payment awards granted after the effective date and ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s statement of income is based on the vesting terms and the estimated fair value of the award at grant date. As stock-based compensation expense recognized in the statement of income is based on awards ultimately expected to vest, it is reduced for estimated forfeiture. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company uses the Black-Scholes option pricing model in its determination of fair value of share-based payment awards on the date of grant. Such option pricing model is affected by assumptions based on a number of highly complex and subjective variables.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Adjustments to prior period’s income tax liabilities are added to or deducted from the current period’s tax provision.
The Company follows FASB guidance on uncertain tax positions and has analyzed its filing positions in all the federal, state and foreign jurisdictions where it is required to file income tax returns, as well as all open tax years in those jurisdictions. The Company files income tax returns in the US federal, state and foreign jurisdictions where it conducts business. It is not subject to income tax examinations by US federal, state and local tax authorities for years before 2018. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its consolidated financial position, results of operations, or cash flows. Therefore, no reserves for uncertain tax positions have been recorded. The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months.
The Company’s policy for recording interest and penalties associated with any uncertain tax positions is to record such items as a component of income before taxes. Penalties and interest paid or received, if any, are recorded as part of other operating expenses in the consolidated statement of operations.
Foreign Currency Transactions
Foreign currency transactions are recorded in U.S. dollars at the exchange rates in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in income for the period.
Translation Adjustments
If a foreign subsidiary’s functional currency is the local currency, translation adjustments will result from the process of translating the subsidiary’s financial statements into the reporting currency of the

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 2 — Summary of Significant Accounting Policies (continued)
Company. Such adjustments are accumulated and reported under other comprehensive loss as a separate component of stockholders’ equity.
Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include stock warrants and outstanding stock options, shares to be purchased by employees under the Company’s employee stock purchase plan. The Company had 6,482,150 and 1,993,117 common stock equivalents, primarily stock options and warrants, for the year ended December 31, 2023 and 2022, respectively. For the fiscal years ended December 31, 2023 and 2022, the assumed exercise of the Company’s common stock equivalents were not included in the calculation as the effect would be anti-dilutive.
NOTE 3 — Recent Accounting Pronouncements
Simplifying the Accounting for Debt with Conversion and Other Options.
In June 2020, the FASB issued ASU 2020-06 to simplify the accounting in ASC 470, Debt with Conversion and Other Options and ASC 815, Contracts in Equity’s Own Entity. The guidance simplifies the current guidance for convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. This ASU became effective beginning in the first quarter of the Company’s fiscal year 2023. The amendments in this update must be applied on either full retrospective basis or modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The adoption of ASU 2020-06 does not have a significant impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2023.
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which modifies the measurement of expected credit losses of certain financial instruments. In February 2020, the FASB issued ASU 2020-02 and delayed the effective date of ASU 2016-13 until fiscal year beginning after December 15, 2022. In March 2022, the FASB issued ASU 2022-02 and eliminate the Troubled Debt Restructuring recognition and measurement guidance.
The Company adopted the ASU on January 1, 2023 and the adoption of this standard did not have a material effect on the Company’s operating results.
Earnings Per Share
In April 2021, the FASB issued ASU 2021-04, which included Topic 260 “Earnings Per Share”. This guidance clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021. The

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 3 — Recent Accounting Pronouncements (continued)
adoption of ASU 2021-04 does not have a significant impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2023.
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, which included Topic 280 “Segment Reporting”. This guidance improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for all entities for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of adopting ASU 2023-07 on its consolidated financial statements.
Income Taxes
In December 2023, the FASB issued ASU 2023-09, which included Topic 740 “Income Taxes”. This guidance requires business entities to disclose additional information related to the income taxes. The ASU 2023-09 is effective for all entities for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements
NOTE 4 — Short-term Investment
On September 9, 2019, the Company entered into a liquidity agreement with a security company (“the Liquidity Provider”) in France, which is consistent with customary practice in the French securities market. The liquidity agreement complies with applicable laws and regulations in France and authorizes the Liquidity Provider to carry out market purchases and sales of shares of the Company’s common stock on the Euronext Paris market. To enable the Liquidity Provider to carry out the interventions provided for in the contract, the Company contributed approximately $225,500 (200,000 euros) into the account. The transaction was initiated in the beginning of 2020, and the Company pays annual compensation of 20,000 euros to the Liquidity Provider in advance by semi-annual installments at the beginning of each semi-annual period under the agreement. The liquidity agreement had an initial term of one year and has been renewed automatically unless otherwise terminated by either party. As of December 31, 2023, the Company had purchased 5,361 shares of its common stock with the fair value of $13,831. The securities were recorded as a short-term investment with an accumulated unrealized loss of $6,166. In January 2022, the Liquidity Provider terminated the agreement and the Company is determining whether to continue a similar program.
On September 30, 2022, the Company entered into a stock purchase agreement to purchase common stock of Shinbao in a total amount of NT$35,000,000 (approximately $1,143,044 and $1,138,952 as of December 31, 2023 and 2022). Shinbao is a privately-held company in Taiwan. As of December 31, 2023, the stock title transfer is still under process.
As of December 31, 2023 and 2022, the fair value of the investment was as follows:
	December 31, 2023	December 31, 2022
Investment – Liquidity	13,831	20,104
Prepaid investment	1,143,044	1,138,952
Total Investment	1,156,875	1,159,056

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 5 — Inventories
As of December 31, 2023 and 2022, inventories consisted of the following:
	2023	2022
Satellite equipment for sale under construction	$170,892	$1,366,282
The write-down of potential obsolete inventories is recorded based on management’s assumptions about future demands and market conditions. For the year ended December 31, 2023, the Company wrote-down $1,327,788 of obsolete inventory. The inventory write-down is included in “Cost of Goods Sold” in the consolidated statement of operations. For the year ended December 31, 2022, the Company did not record any write-down of inventories.
NOTE 6 — Prepaid Expenses and Prepayments for Equipment and Intangible Assets
As of December 31, 2023 and 2022, prepaid expenses consisted of the following:
	2023	2022
Prepaid professional expense	$110,043	$119,527
Others	48,128	370,517
Total	$158,171	$490,044
Prepayment for equipment and intangible assets – related parties	$2,076,138	$—
Prepayment for equipment and intangible assets – others	8,326,017	7,536,409
Total	$10,402,155	$7,536,409
In addition to the $158,171 and $490,044 in prepaid expenses as of December 31, 2023 and 2022, respectively, the Company also has prepayment for equipment and intangible assets — related party in an amount of $2,076,138, and $0 as of December 31, 2023 and 2022, respectively, and prepayment for equipment and intangible assets — others in an amount of $8,326,017 and $7,536,409 as of December 31, 2023, and 2022, respectively. These prepayments for equipment and intangible assets are related to ongoing projects.
NOTE 7 — Property and Equipment, Net
For the years ended December 31, 2023 and 2022, the changes in cost of property and equipment were as follows:
	Computer Software and Equipment	Furniture and Fixture	Satellite Equipment	Ground Station Equipment	Vehicle	Leasehold Improvement	Total
December 31, 2022	1,419,697	$36,382	$275,410	$1,854,027	$342,646	$83,721	$4,011,883
Addition	1,427,792	2,253	—	—	—	—	1,430,045
Disposal	—	—	—	—	—	—	—
CTA	(370)	2	—	—	(5,009)	106	(5,271)
December 31, 2023	$2,847,119	$38,637	$275,410	$1,854,027	$337,637	$83,827	$5,436,657
In addition to the $5,436,657 and $4,011,883 total property and equipment as of December 31, 2023 and 2022, respectively, the Company also has prepayment for equipment in an amount of $324,866 and $458,998 as of December 31, 2023 and 2022, respectively.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 7 — Property and Equipment, Net (continued)
For the years ended December 31, 2023 and 2022, the changes in accumulated depreciation for property and equipment were as follows:
	Computer Software and Equipment	Furniture and Fixture	Satellite Equipment	Ground Station Equipment	Vehicle	Leasehold Improvement	Total
December 31, 2022	$350,491	$31,990	$275,410	$1,575,923	$177,241	$75,781	$2,486,836
Addition	256,382	4,537	—	278,104	55,357	8,058	602,438
Disposal	—	—	—	—	—	—	—
CTA	(328)	(10)	—	—	(3,136)	(11)	(3,485)
December 31, 2023	$606,545	$36,517	$275,410	$1,854,027	$229,462	$83,828	$3,085,789
Depreciation expense was $601,618 and $563,399 for the years ended December 31, 2023 and 2022, respectively.
On July 10, 2018, the Company and Aerkomm Taiwan entered into a real estate sale contract (the “Land Purchase Contract”) with Tsai Ming-Yin (the “Seller”) with respect to the acquisition by Aerkomm Taiwan of a parcel of land located in Taiwan. The land is expected to be used to build a satellite ground station and data center. Pursuant to the terms of the Land Purchase Contract, and subsequent amendments on July 30, 2018, September 4, 2018, November 2, 2018 and January 3, 2019, the Company paid to the seller in installments refundable prepayments of NT$1,098,549,407 (approximately $35,876,859 as of December 31, 2023 and $35,748,435 as of December 31, 2022) in total. The estimated commission payable for the land purchase in the amount of NT$42,251,900 (approximately $1,379,879 as of December 31, 2023 and 1,374,940 as of December 31, 2022) was recorded to the cost of land. The company is under the discussion of extending the commission payable to December 31, 2024. According to the amended Land Purchase Contract dated on November 10, 2020, the transaction may be terminated at any time by both the buyer and the seller and agreed by all parties if the Company is unable to obtain the qualified satellite license issued by Taiwan authority before July 31, 2021. As of April 17, 2024, the qualified license applications are still in progress.
On November 15, 2022, the Company entered into another real estate sale contract (the “Land Purchase Contract 2”) with Hsu Rong-Tang (the “Seller 2”) with respect to the acquisition by Aircom Telecom of a parcel of land located in Taiwan. The land is expected to be used to help for Aerkomm’s future project. As of December 31, 2023, the Company paid to the Seller 2 in installments prepayments of NT$129,750,000 (approximately $4,237,427 as of December 31, 2023) in total.
NOTE 8 — Long-term Investment
On December 3, 2020, the Company entered into three separate stock purchase agreements from three individuals to purchase an aggregate of 6,000,000 shares of one of the Company’s related parties, YuanJiu Inc. (“YuanJiu”) in a total amount of NT$141,175,000 (approximately US$5,027,600 as of December 31, 2020). YuanJiu was then a listed company on the Taiwan Exchange. Albert Hsu, a member of the Company’s board of directors, is the Chairman of YuanJiu. On July 19, 2021, YuanJiu Inc. changed its name to “EJECTT INC” (“Ejectt”).
As of December 31, 2023 and December 31, 2022, 6,000,000 shares of Ejectt’s common stock were pledged as collateral for debt obligations of the Company and booked under long-term investment. These shares are pledged to Bank of Panhsin and Hsiao, Chia-Sung. Bank of Panhsin provides collateral for the issuance of convertible bonds by U.S.-based Aerkomm Inc. Since first 5,000,000 shares of that 6,000,000

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 8 — Long-term Investment (continued)
shares sold and new 5,000,000 shares acquired later on, we used the average acquisition cost of NT$25.58 per share to determine the value of long-term investments as of December 31, 2023.
On July 20, 2023, the Taipei Exchange (the “Exchange”) announced that the securities of Ejectt Inc. would be suspended from trading on the Exchange as of July 20, 2023, in accordance with Article 12-1 of the Business Rules of the Exchange due to significant changes in the scope of Ejectt’s business within a certain period before and after a change in control, that Ejectt’s new business accounted for more than 51% of its operations and due to the dismissal of independent director, Lin Yi-Bin, due to issues of independence. The Company’s management believes the suspension will have no impact on the value of its investment in the Ejectt stock. The management understood that the Ejectt’s management intended to modify Ejectt’s business such that its new business activities would constitute no more than 49% of the business of Ejectt, thereby enabling the resumption of trading in Ejectt conducting substantially the same business, as when its trading was suspended.
On July 28, 2023, the Company and Ejectt signed a non-binding letter of intent with respect to a possible merger between Aerkomm Taiwan Inc. and Ejectt. At a January 30, 2024 meeting of the shareholders of Aerkomm Taiwan, the shareholders approved pursuing a merger with Ejectt, under which Aerkomm Taiwan would be the surviving company, and an offer of merger was delivered to Ejectt on February 1, 2024. On March 4, 2024, Ejectt was officially delisted.
Aerkomm Taiwan Inc. held a shareholders meeting on May 23, 2024 to approve the merger with Ejectt. On the same day, the Ejectt shareholders also approved the merger and the merger agreement became effective. On May 27, 2024, Aerkomm Taiwan Inc. amended its articles of incorporation to increase its capital. Aerkomm Taiwan and Ejectt agreed in the merger agreement to merge on June 27, 2024. However, for the merger to become legally effective under Taiwanese law, it must be approved by the Department of Investment Review in Taiwan. An application for approval was submitted on July 10, 2024. Aerkomm expects that the review process may require approximately 4-6 months. Aerkomm cannot assure whether the Department of Investment Review will approve the transaction.
As of December 31, 2023 and 2022, 6,000,000 shares of Ejectt’s common stock were restricted.
Also on September 29, 2022, the Company entered into a stock purchase agreement (or “Stock Purchase Agreement”) to purchase 2,670,000 shares of common stock of AnaNaviTek Corp. (AnaNaviTek) in a total amount of NT$40,050,000 (approximately $1,303,287 as of December 31, 2022). AnaNaviTek is a privately-held company in Taiwan. As of November 21, 2022, the Company has paid NT$10,005,000 (approximately $325,578 as of December 31, 2022) for 667,000 shares of AnaNaviTek stock and the stock title transfer for these shares has been completed.
In Q1 2023, the Company disposed AnaNaviTek for amount of $325,578.
As of December 31, 2023 and 2022, the fair value of the long-term investment was as follows:
	December 31, 2023	December 31, 2022
Investment cost – Ejectt – long-term	$5,013,814	$5,096,847
Investment cost – AnaNaviTek	—	325,578
Net	$5,013,814	$5,422,425

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 9 — Intangible Asset, Net
For the years ended December 31, 2023 and 2022, the changes in cost and accumulated amortization for intangible asset were as follows:
	Satellite System Software	Accumulated Amortization	Net
January 1, 2022	$4,950,000	(3,052,500)	1,897,500
Addition	—	(495,000)	(495,000)
December 31, 2022	4,950,000	(3,547,500)	1,402,500
Addition	12,456,469	(834,277)	11,622,192
December 31, 2023	$17,406,469	$(4,381,777)	$13,024,692
Amortization expense was $828,548 and $495,000 for the years ended December 31, 2023 and 2022, respectively.
As of December 31, 2023, as a result of the acquisition of Mesh Tech, Aerkomm determined the fair value of the purchased intangible assets, consisting of Mesh Tech’s software for mesh networking, distributed content servers and edge computing, to be $12,102,000 which has been reclassified as intellectual property under intangible assets (see Note 10) out of $12,456,469.
The estimated aggregate amortization expense for each of the five succeeding years is as follows:
Year ending December 31,
2024	$1,740,647
2025	1,658,147
2026	1,245,647
2027	1,245,647
2028	1,245,647
NOTE 10 — Goodwill
As of December 31, 2023 and December 31, 2022, the goodwill were as follows
	Gross Goodwill	Accumulated Impairment	Net
January 1, 2022	$1,475,334	$—	$1,475,334
Addition	3,085,703	—	3,085,703
December 31, 2022	4,561,037	—	4,561,037
Addition	4,573,819	(4,561,037)	12,782
December 31, 2023	$9,134,856	$(4,561,037)	$4,573,819
There is $4,561,037 impairment loss on goodwill was recognized for the year ended December 31, 2023 for all past mergers activities, and $0 was recognized for the year ended December 31, 2022.
As Aerkomm is currently still in the development stage and will not start generating revenue until after late 2024. The management has evaluated that the potential benefits of the acquisitions before year 2023 is limited and uncertain, due to this reason, the management has decided to impair goodwill that generated from 2022 and prior periods with total of $4,561,037 by performing the two-step goodwill impairment test.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 10 — Goodwill (continued)
On September 28, 2023, the Company acquired 100% of the ownership of Mixnet Technology Limited (Mixnet) and its subsidiary Mesh Technology Taiwan Limited (Mesh) with total consideration of $16,500,000 by issuing 7,000,448 shares of the Company’s common stock valued at approximately $2.36 per share. The fair value of Mixnet and Mesh at acquisition date was $11,926,181. The excess of the purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was $4,573,819, which is recorded as goodwill.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.
Goodwill as a result of the acquisition of Mixnet and its subsidiary is calculated as follows;
Total purchase considerations	$16,500,000
Fair Value of tangible assets acquired:
Cash	66,278
Other receivable	3,513
Prepaid expenses and other current assets	2,872
Intangible assets	12,102,000
Total identifiable assets acquired	12,174,663
Fair value of liabilities assumed:
Loan payable – current	(50,403)
Prepayment from customer	(94,634)
Other payable	(24,203)
Loan from stockholder – non-current	(79,242)
Total liabilities assumed	(248,482)
Net identifiable assets acquired	11,926,181
Goodwill as a result of the acquisition	$4,573,819
NOTE 11 — Other Payable and Accrued Expenses
Nature	2023	2022
Outside service, professional, and consultant fee	3,553,169	2,027,579
Land commission	1,379,879	1,374,940
Interest payable	1,037,126	49,754
Bonus, health insurance, and payroll taxes	716,786	377,144
Investment payable	469,884	—
R&D supplies	448,996	200,147
Employee reimbursement	348,308	40,282
Office expense	58,014	77,228
Others	44,950	49,772
Total	8,057,112	4,196,846
The Company also notes that our Accrued Expenses of $5,995,972 as of December 31, 2023 consisted primarily of accrual for unpaid salaries due to substantially all of our employees (including those of our

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 11 — Other Payable and Accrued Expenses (continued)
wholly owned subsidiaries) continuing to perform their duties despite salary deferrals that began for substantially all of our employees in 2023. As of the date of this filing, approximately forty percent (40%) of such accrued unpaid salaries have been settled pursuant to the form of letter outlining Aerkomm employee’s stock option exercise forms. Employees signing such agreement have agreed to the accelerated vesting and exercise of options to acquire an aggregate of 1,176,956 shares of common stock in return for waiving the right to receive an aggregate of $3,051,000 in unpaid salary. Over the course of the coming quarters, we will try to settle, in cash, the remaining $4,525,034 of the accrued unpaid salaries as of April 30, 2024.
NOTE 12 — Operating and Finance Leases
A.   Lease term and discount rate:
The weighted-average remaining lease term (in years) and discount rate related to the leases were as follows:
	2023	2022
Weighted-average remaining lease term
Operating lease	1.97 Years	1.50 Years
Finance lease	0.85 Years	1.85 Year
Weighted-average discount rate
Operating lease	6.00%	6.00%
Finance lease	3.82%	3.82%

B.
The balances for the operating and finance leases are presented as follows within the consolidated balance sheets as of December 31, 2023 and 2022:

Operating Leases
	2023	2022
Right-of-use assets	$221,417	$92,451
Lease liability – current	$155,764	$120,323
Lease liability – non-current	$120,932	$22,547
Finance Leases
	2023	2022
Property and equipment, at cost	$56,770	$56,770
Accumulated depreciation	(47,968)	(36,925)
Property and equipment, net	$8,802	$19,845
Lease liability – current	$12,669	$10,858
Lease liability – non-current	—	12,624
Total finance lease liabilities	$12,669	$23,482

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 12 — Operating and Finance Leases (continued)
	2023	2022
Current lease liability – operating leases	$155,764	$120,323
Current lease liability – finance leases	12,669	10,858
Total current lease liability	168,433	131,181
Current lease liability – related parties	—	—
Current lease liability	$168,433	$131,181
Non-current lease liability – operating leases	$120,932	$22,548
Non-current lease liability – finance leases	—	12,624
Total non-current lease liability	120,932	35,172
Non-current lease liability – related parties	—	—
Non-current lease liability	$120,932	$35,172
The components of lease expense are as follows within the consolidated statements of operations and comprehensive loss for the years ended December 31, 2023 and 2022:
Operating Leases
	2023	2022
Lease expense	$130,250	$152,922
Sublease rental income	(8,546)	(81,178)
Net lease expense	$121,704	$71,744
Finance Leases
	2023	2022
Amortization of property and equipment	$10,903	$11,395
Interest on lease liabilities	699	1,150
Total finance lease cost	$11,602	$12,545
Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 is as follows:
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$93,841	$125,501
Operating cash outflows from finance lease	$10,713	$10,777
Financing cash outflows from finance lease	$699	$1,150

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 12 — Operating and Finance Leases (continued)
Maturity of lease liabilities:
Operating Leases
	Related Party	Others	Total
January 1, 2024 – December 31, 2024	$—	$110,735	$110,735
January 1, 2025 – December 31, 2025	—	89,256	89,256
January 1, 2026 – December 31, 2026	—	37,190	37,190
Total lease payments	—	237,181	237,181
Less: Imputed interest	—	(15,763)	(15,763)
Present value of lease liabilities	—	221,418	221,418
Current portion	—	(100,486)	(100,486)
Non-current portion	$—	$120,932	$120,932
Finance Leases
January 1, 2024 – December 31, 2024	$12,939
January 1, 2025 – December 31, 2025	—
Total lease payments	12,939
Less: Imputed interest	(270)
Present value of lease liabilities	12,669
Current portion	(12,669)
Non-current portion	$—
NOTE 13 — Short-term Loan
In June 2021, the Company entered into a loan agreement in the amount of $1,433,177 (NT $40,000,000) with a non-related party. This loan, which carries no interest, would originally mature on July 16, 2021. As of December 31, 2023, the outstanding loan balance is $979,752 (NTD 30,000,000). This loan is collateralized by 3,500,000 shares of Ejectt stock owned by the Company.
The temporary funding of $4,600,235 as of December 31, 2023, and $820,194 as of December 31, 2022, is temporary borrowing that does not incur interest or have a set maturity date and which the Company aims to repay at our earliest convenience. $4,347,159 represents Loans made in New Taiwan Dollars (NTD 133,110,000) by Well Thrive Limited, a shareholder of the Company that entered into an agreement with the Company (and another lender) pursuant to which Well Thrive Limited agreed to provide $10 million in lending to the Company (the “Loan Commitment”). The terms of Well Thrive Limited’s commitment under the Loan Commitment were amended on March 1, 2023 to provide that, to support the Company, Well Thrive Limited would fulfill one-half of its Loan Commitment (thus, $5 million) by making loans on an interest free, no fixed maturity date basis. All of the NTD 133,110,000 ($4,347,159) that has been loaned to the Company by Well Thrive Limited has been on such basis. The Company plans to repay the temporary fundings as promptly as feasible given its overall obligations and in light of its repayment plans made in light of managing its working capital. The Company is also in discussion with Well Thrive about possible debtequity swaps for the Loans following closing of the planned Merger with IXAQ.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 14 — Long-term Loan
The Company has a car loan credit line of NT$1,500,000 (approximately US$48,988 as of December 31, 2023 and US$48,812 as of December 31, 2022), which matures on May 21, 2024, from a Taiwan financing company with annual interest rate of 9.7%. The installment payment plan is 60 months to pay off the balance on the 21st of each month. Future installment payments as of December 31, 2023 are as follows:
Year ending December 31,
2024	$5,168
2025	—
Total installment payments	5,168
Less: Imputed interest	(123)
Present value of long-term loan	5,045
Current portion	(5,045)
Non-current portion	$—
Interest expense was $1,074 and $3,338 for the years ended December 31, 2023 and 2022, respectively.
NOTE 15 — Convertible Long-term Bonds Payable and Restricted Cash
On December 3, 2020, the Company closed a private placement offering consisting of US$10,000,000 in aggregate principal amount of its Credit Enhanced Zero Coupon Convertible Bonds (the “Zero Coupon Bonds”) and US$200,000 in aggregate principal amount of its 7.5% convertible bonds (the “Coupon Bonds”), both due on December 2, 2025 (collectively the “Bonds”). Unless previously redeemed, converted or repurchased and cancelled, the Zero-Coupon Bonds will be redeemed on December 2, 2025 at 105.11% of their principal amount and the Coupon Bonds will be redeemed on December 2, 2025 at 100% of their principal amount plus any accrued and unpaid interest. The Coupon Bonds will bear interest from and including December 2, 2020 at the rate of 7.5% per annum. Interest on the Coupon Bonds is payable semi-annually in arrears on June 1 and December 1 each year, commencing on June 1, 2021.
The Company has the option to redeem the Bonds at a redemption amount equal to the Early Redemption Amount, as defined in the Offering Memorandum, at any time on or after December 2, 2023 and prior to the Maturity Date, if the Closing Price of the Company’s Common Stock listed on the Euronext Paris for 20 trading days in any period of 30 consecutive trading days, the last day of which occurs not more than fifteen trading days prior to the date on which notice of such redemption is given, is greater than 130% of the Conversion Price on each applicable trading day or (ii) in whole or in part of the Bonds on the second anniversary of the issue date or (iii) where 90% or more in principal amount of the Bonds issued have been redeemed, converted or repurchased and cancelled.
Unless previously redeemed, converted or repurchased and cancelled, the Bonds may be converted at any time on or after December 3, 2020 up to November 20, 2025 into shares of Common Stock of the Company with a par value of $0.001 each. The initial conversion price for the Bonds is $13.30 per share and is subject to adjustment in specified circumstances.
Holders of the Bonds may also require the Company to repurchase all or part of the Bonds on the third anniversary of the Issue Date, at the Early Redemption Amount. Unless the Bonds have been previously redeemed, converted or repurchased and cancelled, Holders of the Bonds will also have the right to require the Company to repurchase the Bonds for cash at the Early Redemption Amount if an event of delisting or a change of control occurs.
Pursuant to the agreements of Bonds, Bank of Panhsin Co., Ltd. (the “BG Bank”) committed to issue a bank guarantee for the benefit of the holders of the Bonds. The Bank Guarantee is intended to provide a

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 15 — Convertible Long-term Bonds Payable and Restricted Cash (continued)
source of funds for the principal, premium, interest (if any) and any other payment obligations of the Company which shall include the default interest under the Bonds upon the Company’s failure to pay amounts pursuant to the Indenture or upon the Bonds being declared due and payable on the occurrence of an Event of Default pursuant to this Indenture. In order to obtain the guarantee from BG Bank, the Company entered into a line of credit in the amount of $10,700,000 with BG Bank on December 1, 2020. The line of credit will be expired on December 2, 2025. The annual fee is based on 1% of the line of credit amount and due quarterly. The line of credit is guaranteed by one of the Company’s shareholders with his personal property, and the Company’s time deposit of $3,210,000 (the “Deposit”) at BG Bank and 2,500,000 shares Ejectt stock is pledged as collateral as of December 31, 2023 and 2022, and the Deposit was recorded as restricted cash.
Management has accounted for the convertible bonds by assuming that they will be repaid and redeemed at maturity; accordingly, the Company has included the redemption premium as part of the accretion tables and calculation of interest and issuance cost to be amortized over the life of the bond. Any value borne from the conversion feature of the bond and or issuance costs related to the origination and distribution of these bonds have been accounted for as debt discounts to be amortized using the effective interest method over the life of the bond.
On October 27, 2023, Citicorp International Limited, as Trustee with respect to the Bonds, submitted to the Company a request for redemption of the Bonds in full. As of January 16, 2024, the Company has repaid $7,288,340 out of a total of $10,358,024 of principal and interest due on the Bonds. We expect to repay the remaining balance of the amount of $3,069,683 owed on the bonds within the next few months.
As of December 31, 2023 and 2022, the long-term bonds payable consisted of the following:
	Restated December 31, 2023	Restated December 31, 2022
Current
Credit Enhanced Zero Coupon Convertible Bonds	$10,000,000	$10,000,000
Unamortized loan fee	(551,845)	(1,062,994)
Net carry value	9,448,155	$8,937,006
Early redemption loss	855,620
Early redemption convertible bonds payable- default	$10,303,775
Non-current
Coupon Bond	$200,000	$200,000
Amortization of discount and bonds issuance costs was $511,149 and $483,495 for the years ended December 31, 2023 and 2022, respectively. The Company has been charged with 5% default interest since December 4, 2023. The total default interest payable as of December 31, 2023 was $40,070.
NOTE 16 — Convertible Long-term Notes Payable
On December 7, 2022, Aerkomm Inc. (the “Company”) entered into an investment conversion and note purchase agreement (the “Agreement”) with World Praise Limited, a Samoa registered company (“WPL”). Pursuant to the terms of this agreement, (i) a subscription for the common stock of the Company in the amount of $3,175,200 which was entered into between WPL and the Company on June 28, 2022 and funded (the “June Subscription”), (ii) a subscription for the common stock of the Company in the amount of $5,674,000 which was entered into between WPL and the Company on September 15, 2022 and

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 16 — Convertible Long-term Notes Payable (continued)
funded (the “September Subscription”), and (iii) a subscription for the capital stock of MEPA Labs, Inc. (“MEPA”), a wholly owned subsidiary of the Company, in the amount of $4,324,000 which was entered into between MEPA and the Company on June 28, 2022 and funded (the “MEPA Subscription,” and together with the June Subscription and the September Subscription, the “WPL Subscriptions”), the WPL Subscriptions in the aggregate totaling $13,173,200, were converted into loans to the Company evidenced by that certain convertible bond of the Company in favor of WPL and dated December 7, 2022 (the “Convertible Bond”)
In addition, and as indicated in the Agreement, WPL agreed to lend an additional $10,000,000 to the Company under the Convertible Note (the “New Loan”) and to cap the aggregate amount of loans to the Company under the Convertible Note, including the New Loan, the WPL Subscriptions and any future advances under the Convertible Note, at $30,000,000.
The Convertible Note allows for loans to the Company up to an aggregate principal amount of $30,000,000 and acknowledges an aggregate principal amount of $23,173,200 in loans under the Convertible Bond outstanding as of December 31, 2023 and 2022. The Convertible Note carries an annual interest rate of four percent (4%) which is due and payable, along with the then principal amount outstanding, on the Convertible Note maturity date, December 7, 2024. The Convertible Note is pre-payable in whole or in part at any time without penalty, on five days’ prior written notice to WPL. In the event of a change of control of the Company (as that term is defined in the Convertible Note), the Convertible Note shall become immediately payable in full. The Convertible Note along with accrued interest $988,264 as of December 31, 2023, is convertible in whole or in part by WPL at any time into shares of common stock of the Company at a conversion price of $6.00 per share.
NOTE 17 — Contract Liability
On March 9, 2015, the Company entered into a 10-year purchase agreement with Klingon Aerospace, Inc. (“Klingon”), which was formerly named as Luxe Electronic Co., Ltd. In accordance with the terms of this agreement, Klingon agreed to purchase from the Company an initial order of onboard equipment comprising an onboard system for a purchase price of $909,000, with payments to be made in accordance with a specific milestones schedule. As of December 31, 2023 and 2022, the Company received $762,000 from Klingon in milestone payments towards the equipment purchase price. As of December 31, 2023, the project is still ongoing.
NOTE 18 — Income Taxes
Income tax expense for the years ended December 31, 2023 and 2022 consisted of the following:
	2023	2022
Current:
Federal	$—	$—
State	2,400	1,600
Foreign	—	1,368
Total	$2,400	$2,968

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 18 — Income Taxes (continued)
The following table presents a reconciliation of the Company’s income tax at statutory tax rate and income tax at effective tax rate for the years ended December 31, 2023 and 2022.
	2023	2022
Tax benefit at statutory rate	$(2,850,860)	$(2,941,489)
Valuation allowance on net operating loss carryforwards	2,776,874	1,650,091
Stock-based compensation expense	303,300	256,000
Accrued payroll	316,500	(103,600)
Foreign investment losses	(428,590)	737,056
Amortization and depreciation expense	155,100	79,700
Unrealized exchange gain (loss)	(269,224)	361,142
Others	(700)	(35,932)
Tax expense at effective tax rate	$2,400	$2,968
Deferred tax assets (liabilities) as of December 31, 2023 and 2022 consist approximately of:
	2023	2022
Net operating loss carryforwards (NOLs)	$14,831,000	$10,694,000
Stock-based compensation expense	3,502,000	3,098,000
Accrued expenses and unpaid expense payable	889,000	412,000
Tax credit carryforwards	68,000	68,000
Excess of tax amortization over book amortization	(285,000)	(344,000)
Unrealized/realized exchange gain	20,000	311,000
Others	27,000	(97,000)
	19,052,000	14,142,000
Valuation allowance	(19,052,000)	(14,142,000)
Net	$—	$—
Management does not believe the deferred tax assets will be utilized in the near future; therefore, a full valuation allowance is provided. The net change in deferred tax assets valuation allowance was an increase of approximately $4,910,000 and $1,579,000 for the years ended December 31, 2023 and 2022, respectively.
As of December 31, 2023 and 2022, the Company had federal NOLs of approximately $8,243,000 available to reduce future federal taxable income, expiring in 2037, and additional federal NOLs of approximately $30,009,000 and $28,545,000, respectively, were generated and will be carried forward indefinitely to reduce future federal taxable income. As of December 31, 2023 and 2022, the Company had State NOLs of approximately $46,427,000 and $37,662,000, respectively, available to reduce future state taxable income, expiring in 2040.
As of December 31, 2023 and 2022, the Company has Japan NOLs of approximately $260,000 and $326,000, respectively, available to reduce future Japan taxable income, expiring in 2031.
As of December 31, 2023 and 2022, the Company has Taiwan NOLs of approximately $6,173,000 and $3,452,000, respectively, available to reduce future Taiwan taxable income, expiring in 2032.
As of December 31, 2023 and 2022, the Company had approximately $37,000 of federal research and development tax credit, available to offset future federal income tax. The credit begins to expire in 2034 if

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 18 — Income Taxes (continued)
not utilized. As of December 31, 2023 and 2022, the Company had approximately $39,000 of California state research and development tax credit available to offset future California state income tax. The credit can be carried forward indefinitely.
The Company’s ability to utilize its federal and state NOLs to offset future income taxes is subject to restrictions resulting from its prior change in ownership as defined by Internal Revenue Code Section 382. The Company does not expect to incur the limitation on NOLs utilization in future annual usage.
NOTE 19 — Capital Stock
1)   Preferred Stock:
The Company is authorized to issue 50,000,000 shares of preferred stock, with par value of $0.001. As of December 31, 2023 and 2022, there were no preferred stock shares outstanding. The Board of Directors has the authority to issue preferred stock in one or more series, and in connection with the creation of any such series, by resolutions providing for the issuance of the shares thereof, to determine dividends, voting rights, conversion rights, redemption privileges and liquidation preferences.
2)   Common Stock:
The Company is authorized to issue 90,000,000 shares of common stock as of December 31, 2023 and 2022.
As of December 31, 2023 and 2022, the restricted shares consisted of the following:
	December 31, 2023	December 31, 2022
Restricted stock – vested	1,802,373	1,802,373
Restricted stock – unvested	149,162	149,162
Total restricted stock	1,951,535	1,951,535
The unvested shares of restricted stock were recorded under a deposit liability account awaiting future conversion to common stock when they become vested.
On June 16, 2022, the Company issued 4,114 shares of common stock to Bevilaqua PLLC for the legal services rendered.
On September 28, 2023, the Company issued 7,000,448 shares of common stock to Kevin Wong to acquire Mixnet Technology Limited and its subsidiary (Mixnet).
On December 13, 2023, two new subscribers subscribed for 834,000 shares of common stock of the Company, for a capital injection of $5,004,000 and for which the shares were issued to the two new shareholders in March 2024.
3)   Stock Warrant:
On October 31, 2021, following approval by the Board of Directors, the Company issued a warrant to Mr. Sheng-Chun Chang for the purchase of up to 751,879 shares of the Company’s common stock, exercisable at a price of $2.60 per share, the closing price of the common stock on the OTC Markets, Inc. QX tier on October 21, 2021. The issuance of the warrant is (i) in recognition of Mr. Chang’s support of the Company through his previous personal guarantee of the Company’s $10,000,000 line of credit with the

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 19 — Capital Stock (continued)
Panhsin Bank (the “Bank”) in relation to the private placement offering of $10,000,000 credit enhanced zero coupon convertible bonds and (ii) in exchange for Mr. Chang’s agreement to renew his guarantee with the Bank for so long as the guarantee would be required by the Bank. The warrant will vest 20% on issuance. On each anniversary of the issue date, beginning with December 3, 2021 and ending with December 3, 2025, the warrant will vest with respect to 20% of the number of shares of the Company’s common stock issuable upon conversion of the principal amount of the credit enhanced bonds still required to be guaranteed by the Panhsin Bank.
For the years ended December 31, 2022, the Company recorded an increase of $1,252,029 in additional paid-in capital as adjustment for the issuance costs of these stock warrants.
NOTE 20 — Major Customer
The Company has one related major customer, which represents 10% or more of the total sales of the Company in 2023. Sales to the customer for the years ended and as of December 31, 2023 and 2022 were $575,395 and $0, respectively.
NOTE 21 — Major Vendors
The Company has two unrelated major vendors, each of which represents 10% or more of the total purchases of the Company for 2023 and 2022. Purchase from and accounts payable to these vendors for the years ended and as of December 31, 2023 and 2022 were as follows:
	Purchase		Accounts Payable
Vendor	2023	2022	2023	2022
A	$—	$—	$1,564,627	$1,564,627
B	337,324	—	335,690	—
Total	$337,324	$—	$1,900,317	$1,564,627
NOTE 22 — Related Party Transactions
A.   Name of related parties and relationships with the Company:
Related Party	Relationship
Well Thrive Limited (“WTL”)	Major stockholder
Ejectt Inc. (“Ejectt”)	Stockholder; Albert Hsu, a Director of Aerkomm, is the Chairman
STAR JEC INC. (“StarJec”)	Stockholder; Albert Hsu, a Director of Aerkomm, is the Chairman
AA Twin Associates Ltd. (“AATWIN”)	Georges Caldironi, COO of Aerkomm, is sole owner
EESquare Japan (“EESquare JP”)	Yih Lieh (Giretsu) Shih, President Aircom Japan, is the Director
Kevin Wong	Stockholder of Mixnet
B.   Significant related party transactions:
The Company has extensive transactions with its related parties. It is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 22 — Related Party Transactions (continued)
a.   As of December 31
	2023	2022
Other receivable from:
— Loan:
EESquare JP(1)	$154,698	$—
WTL(4)	1,936,587	—
— Others:
EESquare JP(1)	$19,160	$11,380
StarJec(2)	—	282,073
Ejectt(3)	15,983	—
Others(7)	21,073	15,092
Total	$2,147,501	$308,545
Rent deposit to Ejectt(3)	$—	$1,367
Prepaid expenses to Ejectt(3)	$2,076,138	$—
Short-term loan from WTL(4)	$—	$337,357
Prepayment from Ejectt(3)	$6,534,908	$1,258,786
Other payable to:
AATWIN(5)	$19,047	$35,047
Interest payable to WTL(4)	59,021	58,810
StarJec(2)	111,702	—
Kevin Wong(6)	75,327	—
Others(7)	461,705	246,610
Total	$726,802	$340,467

(1)
Aircom Japan entered into a sublease agreement with EESquare JP for the period between March 5, 2019 and March 4, 2023 and extended another 2 years to March 4, 2025. Pursuant to the terms of this lease agreement, EESquare JP pays Aircom Japan a rental fee of approximately $710 per month as of December 31, 2023. $154,698 of $173,858 represents other receivable loan from EESquare JP as of December 31, 2023. These loans are interest free and have no maturity dates.

(2)
Aircom Japan entered into a housing service order on December 14, 2021 and a satellite service order on January 22, 2022 for one year period till January 21, 2023. On June 20, 2022, Aircom Japan also entered a teleport service order with StarJec for a half year period from June 1, 2022 to January 14, 2023. The amount represents receivable from StarJec for monthly service provided due to the service agreements. The monthly service charges is approximately ¥6,820,000 (approximately $51,800 as of December 31,2022). Other payable represents deposits should be returned to Ejectt after service contracts ended as of December 31, 2023.

(3)
Represents prepayment paid by Ejectt to order [6] sets of antennas from Aircom Telecom with prepayment of $1,243,247. As of June 17, 2023, Aerkomm Taiwan entered into MOU with Ejectt to appoints Ejectt as its exclusive represent agency in Taiwan with NTD 20,000,000 security deposit (approximately $653,168 as of December 31, 2023). In 4th quarter of 2023, Ejectt also entered into 3 orders with Aerkomm Japan to purchase 5 sets of equipment with approximately $4,330,592. Besides,

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 22 — Related Party Transactions (continued)
6 months service ordered in October 2023 for NTD 5,333,333 (approximately $174,178 as of December 31, 2023) with the Company. The number also includes the equipment purchased with Aerkomm for about $133,722 in October, 2023. The prepaid expenses of $2,076,138 represents 3 new agreements signed with AKOM different entities for AirCinema Cube orders in year 2023.
(4)
The Company had loans from Well Thrive Limited (“WTL”) and paid off during 2023. As of December 31, 2023, the Company has an interest payable balance of $59,021 (approximately NTD 1,807,000) from the past Loan. The Company has other receivables loans of $1,936,587 from WTL. These other receivable loans do not have any stated interest rates or maturity dates.

(5)
Represents payable to AATWIN due to consulting agreement on January 1, 2019. The monthly consulting fee is €15,120 (approximately $17,000) and was expired on December 31, 2021.

(6)
Represents long-term loan that Mixnet borrowed from its stockholder for business operating needs for $75,327 (approximately NTD 2,306,000) as of December 31, 2023.

(7)
Represents receivable/payable from/to management levels as a result of regular operating activities.

b.   For the years ended December 31, 2023 and 2022:
	Year Ended December 31,
	2023	2022
Purchase from Ejectt(1)	$457,976	$—
Cost of goods sold from Ejectt(1)	$461,827	$—
Connection Service income from Ejectt(2)	$117,419	$—
Other Income from Ejectt(3)	$45,543	$—
Other Income from WTL(6)	$10,682	$—
Non-operating service Income from StarJec(4)	$2,757	$5,904
Rental income charged from EESquare JP(5)	$8,546	$9,119
Rent expense from Ejectt(3)	$2,858	$—
Interest expense charged by WTL(6)	$—	$9,818

(1)
Represents 2 sets of antennas sold to Ejectt on January 30, 2023 and service income and handling fee charged to Ejectt for consultant service provided in 2023 per the exclusive agent agreement signed as of June 17, 2023.

(2)
Connection service income represent service income received from connection service provided according to the exclusive agent agreement in 2023.

(3)
Represents other handling fees and consultant fees charged to Ejectt and rent expenses paid to Ejectt in 2023.

(4)
Represents service income charged to StarJec for handling three service contracts by Aircom Japan for the period in 2023 and the contracts expired in June 2023.

(5)
Aircom Japan entered into a sublease agreement with EESquare JP for the period between March 5, 2019 and March 4, 2023 and it has been renewed to March 4, 2025. Pursuant to the terms of this lease agreement, EESquare JP pays Aircom Japan a rental fee of approximately $710 (JPY 100,000) per month in 2023.

(6)
The Company has loans from WTL due to operational needs under the Loans (Note 1). The Company has NT$ 293,000 (approximately $9,800) and NT$1,350,612 (approximately $48,346) of interest

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 22 — Related Party Transactions (continued)
expenses, respectively, charged for year 2022 and 2021. Aerkomm Japan has other income of $10,865, other product sale to WTL, in August 2023 in associated with selling antenna.
NOTE 23 — Stock Based Compensation
In March 2014, Aircom’s Board of Directors adopted the 2014 Stock Option Plan (the “Aircom 2014 Plan”). The Aircom 2014 Plan provided for the granting of incentive stock options and non-statutory stock options to employees, consultants and outside directors of Aircom. On February 13, 2017, pursuant to the Exchange Agreement, Aerkomm assumed the options of Aircom 2014 Plan and agreed to issue options for an aggregate of 1,088,882 shares to Aircom’s stock option holders.
One-third of stock option shares will be vested as of the first anniversary of the time the option shares are granted or the employee’s acceptance to serve the Company, and 1/36th of the shares will be vested each month thereafter. Option price is determined by the Board of Directors. The Aircom 2014 Plan became effective upon its adoption by the Board and shall continue in effect for a term of 10 years unless sooner terminated under the terms of Aircom 2014 Plan.
On May 5, 2017, the Board of Directors of Aerkomm adopted the Aerkomm Inc. 2017 Equity Incentive Plan (the “Aerkomm 2017 Plan” and together with the Aircom 2014 Plan, the “Plans”) and the reservation of 1,000,000 shares of common stock for issuance under the Aerkomm 2017 Plan. The Aerkomm 2017 Plan has been adopted by the Board and shall continue in effect for a term of 10 years unless sooner terminated under the terms. On June 23, 2017, the Board of Directors voted to increase the number of shares of common stock reserved for issuance under the Aerkomm 2017 Plan to 2,000,000 shares. The Aerkomm 2017 Plan provides for the granting of incentive stock options and non-statutory stock options to employees, consultants and outside directors of the Company, as determined by the Compensation Committee of the Board of Directors (or, prior to the establishment of the Compensation Committee on January 23, 2018, the Board of Directors). The Aerkomm 2017 Plan was approved by the Company’s stockholders on March 28, 2018. On October 21, 2021, the Board of Directors voted to increase the number of shares of common stock reserved for issuance under the Aerkomm 2017 Plan to 2,400,000 shares.
On June 23, 2017, the Board of Directors agreed to issue options for an aggregate of 291,000 shares under the Aerkomm 2017 Plan to certain officers and directors of the Company. The option agreements are classified into three types of vesting schedule, which includes, 1) 1/6 of the shares subject to the option shall be vested commencing on the vesting start date and the remaining shares shall be vested at the rate of 1/60 for the next 60 months on the same day of the month as the vesting start date; 2) 1/4 of the shares subject to the option shall be vested commencing on the vesting start date and the remaining shares shall be vested at the rate of 1/36 for the next 36 months on the same day of the month as the vesting start date; 3) 1/3 of the shares subject to the option shall be vested commencing on the first anniversary of vesting start date and the remaining shares shall be vested at the rate of 50% each year for the next two years on the same day of the month as the vesting start date.
On July 31, 2017, the Board of Directors approved to issue options for an aggregate of 109,000 shares under the Aerkomm 2017 Plan to 11 of its employees. 1/3 of these shares subject to the option shall vest commencing on the first anniversary of vesting start date and the remaining shares shall vest at the rate of 50% each year for the next two years on the same day of the month as the vesting start date.
On December 29, 2017, the Board of Directors approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options were vested immediately upon issuance.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
On June 19, 2018, the Compensation Committee approved to issue options for 32,000 and 30,000 shares under the Aerkomm 2017 Plan to two of the Company executives. One-fourth of the 32,000 shares subject to the option shall vest on May 1, 2019, 2020, 2021 and 2022, respectively. One-third of the 30,000 shares subject to the option shall vest on May 29, 2019, 2020 and 2021, respectively.
On December 29, 2018, the Compensation Committee approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options were vested immediately upon issuance.
On July 2, 2019, the Board of Directors approved the grant of options to purchase an aggregate of 339,000 shares under the Aerkomm 2017 Plan to 22 of its directors, officers and employees. 25% of the shares vested on the grant date, 25% of the shares vested on July 17, 2019, 25% of the shares will vest on the first anniversary of the grant date, and 25% of the shares will be vested upon the second anniversary of the grant date.
On October 4, 2019, the Board of Directors approved the grant of options to purchase an aggregate of 85,400 shares under the Aerkomm 2017 Plan to three (3) of its employees. 25% of the shares are vested on the grant date, and 25% of the shares will be vested on each of October 4, 2020, October 4, 2021 and October 4, 2022, respectively.
On December 29, 2019, the Board of Directors approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options shall be vested at the date of 1/12th each month for the next 12 months on the same day of December 2019.
On February 19, 2020, the Board of Directors approved to issue options for 2,000 shares under the Aerkomm 2017 Plan to one of the Company’s consultants for service provided in 2019. These options shall be vested immediately.
On September 17, 2020, the Board of Directors approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested at the date of 1/12th each month for the next 12 months on the same day of September 2020.
On December 11, 2020, the Board of Directors approved the grant of options to purchase an aggregate of 284,997 shares under the Aerkomm 2017 Plan to 37 of its directors, officers, employees and consultants. Shares shall be vested in full on the earlier of the filing date of the Company’s Form 10-K for the year ended December 31, 2020 or March 31, 2021.
On January 23, 2021, the Board of Directors approved to issue options for an aggregate of 12,000 shares under the Aerkomm 2017 Plan to three of the Company’s independent directors, 4,000 shares each. All of these options shall vest 1/12th each month for the next 12 months at the end of each month up to December 2021. On January 23, 2021, the Board of Directors approved to issue options for 2,000 shares under the Aerkomm 2017 Plan to one of the Company’s consultants for service provided in 2020. These options vested immediately.
On September 1, 2021, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On September 17, 2021, the Board of Directors approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested at the rate of 1/12th each month for the next 12 months on the same day of September 2021.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
On October 21, 2021, the Board of Directors approved to issue options for 150,000 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 1, 2021, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 29, 2021, the Board of Directors approved to issue options for an aggregate of 8,000 shares under the Aerkomm 2017 Plan to two of the Company’s independent directors, 4,000 shares each. All of these options shall be vested at the date of 1/12th each month for the next 12 months on the same day of December 2021.
On December 31, 2021, the Board of Directors approved to issue options for 2,000 shares under the Aerkomm 2017 Plan to one of the Company’s consultants for service provided in 2020. These options vested immediately.
On March 1, 2022, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On June 1, 2022, the Board of Directors approved to issue options for 18,750 and 75,000 shares under the Aerkomm 2017 Plan to two of the Company’s officers, respectfully. These options shall be vested immediately.
On September 1, 2022, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On September 17, 2022, the Board of Directors approved to issue options for 4,000 shares under the Aerkomm 2017 Plan to one of the Company’s independent directors. These options shall be vested at the rate of 1/12th each month for the next 12 months on the same day of September 2022.
On December 1, 2022, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 29, 2022, the Board of Directors approved to issue options for an aggregate of 8,000 shares under the Aerkomm 2017 Plan to two of the Company’s independent directors, 4,000 shares each. All of these options shall be vested at the date of 1/12th each month for the next 12 months on the same day of December 2022.
On March 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2017 Plan to one of the Company’s officers. These options shall be vested immediately.
On May 5, 2023, the Board of Directors approved to issue options for 786,356 shares under the Aerkomm 2017 Plan to eight company’s employees. These options shall be vested on an annually basis for the next 4 years.
On May 5, 2023, the Board of Directors of Aerkomm adopted the Aerkomm Inc. 2023 Equity Incentive Plan (the “Aerkomm 2023 Plan” and together with the Aerkomm 2017 Plan, and Aircom 2014 Plan, the “Plans”) and the reservation of 3,683,929 shares of common stock for issuance under the Aerkomm 2023 Plan. The Aerkomm 2023 Plan has been adopted by the Board and shall continue in effect for a term of 10 years unless sooner terminated under the terms.
On June 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2023 Plan to one of the Company’s officers. These options shall be vested immediately.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
On June 13, 2023, the Board of Directors agreed to issue options for an aggregate 3,627,679 shares under the Aerkomm 2023 Plan to certain company’s employees. The shares subject to the option shall be vested commencing on the vesting start date and the remaining shares shall be vested at the rate of 1/48 for the next 48 months on the same day of the month as the vesting start date.
On September 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2023 Plan to one of the Company’s officers. These options shall be vested immediately.
On December 1, 2023, the Board of Directors approved to issue options for 18,750 shares under the Aerkomm 2023 Plan to one of the Company’s officers. These options shall be vested immediately.
Valuation and Expense Information
Measurement and recognition of compensation expense based on estimated fair values is required for all share-based payment awards made to its employees and directors including employee stock options. The Company recognized compensation expense of $1,444,465 and $1,219,121 for the years ended December 31, 2023 and 2022, respectively, related to such employee stock options.
Determining Fair Value
Valuation and amortization method
The Company uses the Black-Scholes option-pricing-model to estimate the fair value of stock options granted on the date of grant or modification and amortizes the fair value of stock-based compensation at the date of grant on a straight-line basis for recognizing stock compensation expense over the vesting period of the option.
Expected term
The expected term is the period of time that granted options are expected to be outstanding. The Company uses the SEC’s simplified method for determining the option expected term based on the Company’s historical data to estimate employee termination and options exercised.
Expected dividends
The Company does not plan to pay cash dividends before the options are expired. Therefore, the expected dividend yield used in the Black-Scholes option valuation model is zero.
Expected volatility
Since the Company has no historical volatility, it used the calculated value method which substitutes the historical volatility of a public company in the same industry to estimate the expected volatility of the Company’s share price to measure the fair value of options granted under the Plans.
Risk-free interest rate
The Company based the risk-free interest rate used in the Black-Scholes option valuation model on the market yield in effect at the time of option grant provided in the Federal Reserve Board’s Statistical Releases and historical publications on the Treasury constant maturities rates for the equivalent remaining terms for the Plans.

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
Forfeitures
The Company is required to estimate forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate option forfeitures and records share-based compensation expense only for those awards that are expected to vest.
The Company used the following assumptions to estimate the fair value of options granted in 2023 and 2022 under the Plans as follows:
Assumptions
Expected term	5 – 10 years
Expected volatility	45.79% – 72.81%
Expected dividends	0%
Risk-free interest rate	0.69% – 2.99%
Forfeiture rate	0% – 5%
Aircom 2014 Plan
Activities related to options outstanding for the years ended December 31, 2023 and 2022 were as follows:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Options outstanding at January 1, 2022	111,871	$3.3521	$1.0539
Granted	—	—	—
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at December 31, 2022	111,871	3.3521	1.0539
Granted	—	—	—
Exercised	—	—	—
Forfeited/Cancelled	37,291	3.3521	1.0539
Options outstanding at December 31, 2023	74,580	3.3521	1.0539
There is no nonvested options under the 2014 incentive compensation plan for the years ended December 31, 2023 and 2022.
Information related to stock options outstanding and exercisable at December 31, 2023, is as follows:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding at 12/31/2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at 12/31/2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$3.3521	74,580	2.50	3.3521	74,580	2.50	3.3521

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
As of December 31, 2023, there was no unrecognized stock-based compensation expense. No option was exercised during 2023 and 2022.
Aerkomm 2017 Plan
Activities related to options outstanding for the years ended December 31, 2023 and 2022 were as follows:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Options outstanding at January 1, 2022	1,207,897	11.2537	7.5309
Granted	162,000	8.1566	6.3320
Exercised	—	—	—
Forfeited/Cancelled	(90,209)	11.9003	8.3775
Options outstanding at December 31, 2022	1,279,688	10.8161	7.3194
Granted	805,103	2.5605	1.9779
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at December 31, 2023	2,084,791	7.6279	5.2566
Activities related to nonvested options under the 2017 incentive compensation plan for the years ended December 31, 2023 and 2022 were as follows:
	Number of Shares	Weighted Average Fair Value Per Share
Options unvested at January 1, 2022	40,194	8.9422
Granted	162,000	6.3320
Vested	(183,194)	6.7206
Forfeited/Cancelled	(8,000)	14.4305
Options unvested at December 31, 2022	11,000	3.5070
Granted	805,103	1.9779
Vested	(144,426)	2.1351
Forfeited/Cancelled	—	—
Options unvested at December 31, 2023	671,677	1.9691

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
Of the shares covered by options outstanding at the end of 2023, 1,413,114 are now exercisable; 196,588 will be exercisable in 2024. Information related to stock options outstanding and exercisable at December 31, 2023, is as follows:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding at 12/31/2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at 12/31/2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$2.55 – 4.30	1,310,353	8.27	$3.0799	638,676	7.14	$3.6373
$6.00 – 10.00	419,288	7.36	8.3356	419,288	7.36	8.3356
$11.00 – 14.20	126,150	6.25	11.4688	126,150	6.25	11.4688
$20.50 – 27.50	109,000	3.78	25.4982	109,000	3.78	25.4982
$30.00 – 35.00	120,000	3.56	34.5479	120,000	3.56	34.5479
	2,084,791		7.6279	1,413,114		10.0416
As of December 31, 2023, total unrecognized stock-based compensation expense related to stock options was $1,258,000, which is expected to be recognized on a straight-line basis over a weighted average period of approximately 3.35 years. No option was exercised during 2023 and 2022.
Aerkomm 2023 Plan
Activities related to options outstanding under Aerkomm 2023 Plan for the year ended December 31, 2023 is as follows:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share
Options outstanding at December 31, 2022	—	—	—
Granted	3,683,929	2.5914	2.0098
Exercised	—	—	—
Forfeited/Cancelled	—	—	—
Options outstanding at December 31, 2023	3,683,929	2.5914	2.0098

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 23 — Stock Based Compensation (continued)
Activities related to unvested stock awards under Aerkomm 2023 Plan for the twelve months period ended December 31, 2023 is as follows:
	Number of Shares	Weighted Average Fair Value Per Share
Options unvested at December 31, 2022	—	—
Granted	3,683,929	2.0098
Vested	(509,710)	2.0167
Forfeited/Cancelled	—	—
Options unvested at December 31, 2023	3,174,219	2.0087
Of the shares covered by options outstanding as of December 31, 2023, 509,710 shares are now exercisable. Information related to stock options outstanding and exercisable at December 31, 2023, is as follows:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding at 12/31/2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable at 12/31/2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$2.58 – 2.89	3,683,929	9.46	2.5783	509,710	9.48	2.6003
As of December 31, 2023, total unrecognized stock-based compensation expense related to stock options was approximately $6,057,000, which is expected to be recognized on a straight-line basis over a weighted average period of approximately 3.45 years. No option was exercised during the year ended December 31, 2023.
NOTE 24 — Commitments
As of December 31, 2023, the Company’s significant commitments with unrelated parties and contingency are summarized as follows:
Airbus SAS Agreement:   On November 30, 2018, in furtherance of a memorandum of understanding signed in March 2018, the Company entered into an agreement with Airbus SAS (“Airbus”), pursuant to which Airbus will develop and certify a complete retrofit solution allowing the installation of the Company’s “AERKOMM K++” system on Airbus’ single aisle aircraft family including the Airbus A319/320/321, for both Current Engine Option (CEO) and New Engine Option (NEO) models. Airbus will also apply for and obtain on the Company’s behalf a Supplemental Type Certificate (STC) from the European Aviation Safety Agency, or EASA, as well as from the U.S. Federal Aviation Administration or FAA, for the retrofit AERKOMM K++ system. Pursuant to the terms of our Airbus agreement, Airbus agreed to provides the Company with the retrofit solution which will include the Service Bulletin and the material kits including the update of technical and operating manuals pertaining to the aircraft and provision of aircraft configuration control. The timeframe for the completion and testing of this retrofit solution, including the certification, is expected to be in the fourth quarter of 2024, although there is no guarantee that the project will be successfully completed in the projected timeframe.
Airbus Interior Service Agreement:   On July 24, 2020, Aerkomm Malta, entered into an agreement with Airbus Interior Services, a wholly-owned subsidiary of Airbus. This new agreement follows the

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 24 — Commitments (continued)
agreement that Aircom signed with Airbus on November 30, 2018 pursuant to which Airbus agreed to develop, install and certify the Aerkomm K++ System on a prototype A320 aircraft to EASA and FAA certification standards.
Hong Kong Airlines Agreement:   On January 30, 2020, Aircom signed an agreement with Hong Kong Airlines Ltd. (HKA) to provide to Hong Kong Airlines both of its Aerkomm AirCinema and AERKOMM K++ IFEC solutions. Under the terms of this new agreement, Aircom will provide HKA its Ka-band AERKOMM K++ IFEC system and its AERKOMM AirCinema system. HKA will become the first commercial airliner launch customer for Aircom.
Vietjet Air:   On October 25, 2021, the Company signed an agreement with Vietjet Air (“Vietjet”) to provide them with our Aerkomm AirCinema In-Flight Entertainment and Connectivity (“IFEC”) solutions. Under the terms of the agreement, the Company will provide to Vietjet our Aerkomm AirCinema Cube IFEC system for installation on Vietjet’s fleet of Airbus A320, A321 and Airbus A330-300 aircraft.
Republic Engineers Complaint:   On October 15, 2018, Aircom Telecom entered into a product purchase agreement, or the October 15th PPA, with Republic Engineers Maldives Pte. Ltd., a company affiliated with Republic Engineers Pte. Ltd., or Republic Engineers, a Singapore based, private construction and contracting company. On November 30, 2018, the October 15th PPA was re-executed with Republic Engineers Pte. Ltd. as the signing party. The Company refers to this new agreement as the November 30th PPA and, together with the October 15th PPA, the PPA. Under the terms of the PPA, Republic Engineers committed to the purchase of a minimum of 10 shipsets of the AERKOMM K++ system at an aggregate purchase price of $10 million. Additionally, under the terms of the PPA, the Executive Director of Republic Engineers, C. A. Raja, agreed to sign an agreement, or the Guarantee, to guarantee all of the obligations of Republic Engineers under the PPA. Republic Engineers had submitted a purchase order, or PO, dated October 15, 2018 for the 10 shipsets and was supposed to have made payments to Aircom Telecom against the purchase order shortly thereafter. Republic Engineers made no payments against the purchase order and the Company did not begin any work on the ordered shipsets. On July 7, 2020, Republic Engineers and Mr. Raja filed a complaint against Aerkomm, Aircom and Aircom Telecom (the “Aircom Parties”) in the Superior Court of the State of California for the County of Almeda, or the Court, seeking declaratory relief only and no money damages, alleging that the PPA and the PO were not executed or authorized by Republic Engineers and that the Guarantee was not executed or authorized by Mr. Raja. Republic Engineers and C. A. Raja requested from the Court (i) orders that the PPA, the PO and the Guarantee be declared null and void and (ii) the payment of their reasonable attorney’s fees. On July 29, 2020, Aircom Telecom provided notice to Republic Engineers that the PPA and the PO was terminated according to their terms as a result of the non-performance of Republic Engineers and the Failure of Mr. Raja to provide the Guarantee. The Aircom Parties filed a motion for judgment on the pleadings in August 2021, asking the Court to find the Complaint for Declaratory Relief to be moot, because the contracts that are the subject of the Complaint have been terminated. On September 22, 2021, the Court granted that motion, and dismissed the complaint. At the request of Republic Engineers, the Court granted Republic Engineers leave to amend its complaint to attempt to allege a viable claim. On May 10, 2022, Republic Engineers and Aircom Parties entered into a settlement and mutual release agreement, which included, among other things, a denial of wrongdoing by both parties, a requirement that Republic Engineering file a motion with the Court to dismiss its lawsuit against the Aircom Parties and a mutual release by each party of any and all claims against the other party relating to this dispute. On May 17, 2022, Republic Engineers filed with the Court a motion to dismiss with prejudice, its lawsuit against the Aircom Parties and on that same day the Court officially dismissed the lawsuit.
Shenzhen Yihe:   On June 20, 2018, the Company entered into that certain Cooperation Framework Agreement, as supplemented on July 19, 2019, with Shenzhen Yihe Culture Media Co., Ltd., or Yihe, the authorized agent of Guangdong Tengnan Internet, or Tencent Group, pursuant to which Yihe agreed to assist

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 24 — Commitments (continued)
the Company with public relations, advertising, market and brand promotion, as well as with the development of a working application of the Tencent Group WeChat Pay payment solution and WeChat applets applicable for Chinese users and relating to cell phone and Wi-Fi connectivity on airplanes. As compensation under this Yihe agreement, the Company paid Yihe RMB 8 million (approximately US$1.2 million). On October 16, 2020, in accordance with the provisions of the agreement with Yihe, as supplemented, the Company filed an arbitration action with the Shenzhen International Arbitration Court, or the Arbitration Court, claiming that Yihe failed to perform under the terms of the supplemented agreement and seeking a complete refund of its RMB 8 million payment to Yihe. The Company received notice from the Arbitration Court on October 16, 2020 of receipt of its arbitration filing and the requirement to pay the Arbitration Court RMB 190,000 in fees relating to the arbitration. These fees were paid on October 28, 2020. The Company intends to aggressively pursue this matter. As of September 30, 2021, the prepayment was reclassified to other receivable and full allowance was reserved. On March 25, 2022, the Shenzhen International Arbitration Court issued a judgment in our favor. The Court deemed the Company’s agreement with Yihe terminated as of November 24, 2020, the date of the Company’s filing with the Court, and held that Yihe is required to promptly repay us RMB 7.5 million and reimburse the Company RMB 178,125 in court costs. The Company will make every effort to collect these amounts from Yihe.
US trademark:   On December 1, 2020, the United States Patent and Trademark Office (the “USPTO”) issued a Final Office Action relating to Aerkomm Inc. indicating that the Company’s US trademark application (Serial No. 88464588) for the name “AERKOMM,” which was originally filed with the USPTO on June 7, 2019, was being rejected because of a likelihood of confusion with a similarly sounding name trademarked at, and in use from, an earlier date. The Company successfully appealed this USPTO action and the USPTO issued to the Company a trademark registration for the service mark AERKOMM under Trademark Class 38 (telecommunications) on November 2, 2021 and Trademark Class 41 (entertainment services) on November 23, 2021.
Equity Contract:   On December 29, 2022, Aerkomm Inc. (the “Company” or the “Seller”) and dMobile System Co., Ltd. (the “Buyer”) entered into an equity sales contract (the “Equity Sales Agreement”), pursuant to which the Company agreed to sell 25,500,000 shares (the “Subject Shares”) of Aerkomm Taiwan Inc., representing 51% of the issued and outstanding shares of Aerkomm Taiwan, to the “Buyer for NT$255,000,000 (approximately $8,300,000). Although as a result of the share transfer transaction under the Equity Sales Agreement 51% of the shares of Aerkomm Taiwan are held in the name of the Buyer, Aerkomm treats Aerkomm Taiwan as a consolidated subsidiary because Aerkomm has de facto voting, governance and economic control of Aerkomm Taiwan as: (i) Aerkomm continues to hold 49% of the shares of Aerkomm Taiwan, (ii) the sole director of Aerkomm Taiwan, Albert Hsu, is a member of the board of the Company, (iii) the Buyer has not yet paid the amount due for purchase of the Subject Shares, and, under the Equity Sales Agreement, the Company has the right to demand return of the Subject Shares if payment for them has not been made within 180 days of the date of the Equity Sales Agreement, which such period has elapsed, (iv) concurrently with the Company and the Buyer entering into the Equity Sales Agreement, the Buyer and Mr. Hsu entered into an equity pledge pursuant to which the Buyer pledged the Subject Shares to Mr. Hsu and Mr. Hsu was granted the right to exercise all rights in respect of the Subject Shares pending the Buyer’s payment to the Company for the Subject Shares, and the Company and Mr. Hsu entered into an entrustment agreement pursuant to which the Company entrusted Mr. Hsu and Mr. Hsu agreed to be entrusted as the pledgee of the Subject Shares, and (v) the sole shareholder of the Buyer, is a founder of Aerkomm and a holder of more than 10% of the voting equity of Aerkomm.
NOTE 25 — Subsequent Events
On March 29, 2024, we entered into a merger agreement the “Merger Agreement”) with IX Acquisition Corp. (“IXAQ”), a Cayman Islands exempted company (which will re-domicile from being a Cayman Islands

AERKOMM INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(As Restated)
NOTE 25 — Subsequent Events (continued)
company and become a Delaware corporation), and AKOM Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of IQAC (“Merger Sub”).
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, following the domestication to Delaware of IXAQ, Merger Sub will merge with and into the Company (the “Merger”), after which the Company will be the surviving corporation and a wholly-owned subsidiary of IXAQ. In connection with the Merger, IXAQ will be renamed “AKOM Inc.” The Merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties to the Merger Agreement and specified in the articles of merger. The Merger is expected to close prior to October 12, 2024.
Additional information relating to the Merger along with the Merger Agreement can be found in our Current Report on Form 8-K filed with the SEC on April 4, 2024.
On May 13, 2024 the Company entered into SAFE (Simple Agreement for Future Equity) agreements with two investors investing an aggregate of $2,000,000 into the Company. Under the terms of the SAFEs, which are contemplated by the Merger Agreement between the Company and IXAQ (the “Merger Agreement”), upon the closing of the merger contemplated by the Merger Agreement, the SAFE investors’ investments in the Company will convert into shares of common stock of the merged company based on the redemption price paid to the SPAC’s redeeming shareholders in connection with the Merger. The investors will also be eligible to receive their pro rata share of incentive shares that may be earned by shareholders of the Company based on trading price milestones achieved by the merged company during the five years following the merger. If the merger contemplated by the Merger Agreement does not occur, depending on the liquidity or dissolution event experienced by the Company, the SAFE investors will be entitled to return of their invested amounts (with liquidation priority typical for preferred stock) or to common shares in the Company based on a price of $5.00 per share.
The Company evaluates all events and transactions that occur after December 31, 2023 up through the date the Company issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

Annex A
MERGER AGREEMENT
dated
March 29, 2024
by and among
AERKOMM Inc.,
IX Acquisition Corp.,
and
AKOM Merger Sub, Inc.

A-i

A-ii

A-iii

Exhibit A	—	Form of Parent Certificate of Incorporation
Exhibit B	—	Form of Parent Bylaws
Exhibit C	—	Form of Company Support Agreement
Exhibit D	—	Form of Sponsor Support Agreement
Exhibit E	—	Form of Lock-Up Agreement
Exhibit F	—	Form of Amended and Restated Registration Rights Agreement

A-iv

MERGER AGREEMENT
This MERGER AGREEMENT dated as of March 29, 2024 (this “Agreement”), is by and among AERKOMM Inc., a Nevada corporation (the “Company”), IX Acquisition Corp., a Cayman Islands exempted company limited by shares that, in accordance with this Agreement, is planned to be re-domesticated as a Delaware corporation (“Parent”), and AKOM Merger Sub, Inc., a Nevada corporation (“Merger Sub”).
W I T N E S E T H:
A.   The Company is an asset-light satellite communication technology company with proprietary antennas and modems that seeks to provide carrier-neutral and software-defined infrastructure to deliver mission-critical, multi-orbit satellite broadband connectivity where and when it is needed (the “Business”);
B.   Parent is a blank check company trading on Nasdaq (as defined below) under the symbol (IXAQ) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, and Merger Sub is a wholly-owned subsidiary of Parent and was formed for the sole purpose of the Merger (as defined below);
C.   It is contemplated that at least one Business Day prior to the Closing Date (as defined below) and on the terms and subject to the conditions of this Agreement, Parent will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Parent’s organizational documents, Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”) (the “Domestication”);
D.   Concurrently with the Domestication, it is contemplated that Parent will file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws (in substantially the forms attached as Exhibit A and Exhibit B hereto, respectively, with such changes as may be agreed in writing by Parent and the Company);
E.   Upon the terms and subject to the conditions of this Agreement, and in accordance with the Nevada Revised Statutes (the “NRS”), it is contemplated that (i) Merger Sub will merge with and into the Company (the “Merger”), after which the Company will be the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent; and (ii) Parent will change its name to “AKOM Inc.”;
F.   Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, certain Company Stockholders are entering into and delivering the Company Support Agreement, substantially in the form attached hereto as Exhibit C (the “Company Support Agreement”), pursuant to which each such Company Stockholder has agreed to vote in favor of this Agreement and the Merger and the other transactions contemplated hereby;
G.   Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, the Sponsor and certain other shareholders of Parent are entering into and delivering the Sponsor Support Agreement, substantially in the form attached hereto as Exhibit D (the “Sponsor Support Agreement”), pursuant to which the Sponsor and each such Parent shareholder have agreed (i) not to transfer or redeem any Parent Common Shares held by such Parent shareholder and (ii) to vote in favor of this Agreement and the Merger and the other transactions contemplated hereby at the Parent Shareholder Meeting;
H.   In connection with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, Parent will enter into subscription agreements, in the form and substance as reasonably agreed upon by Parent and the Company (the “Subscription Agreements”), with certain investors providing for investments in Parent Common Stock in a private placement on or prior to the Closing in an amount that will not be less than USD $30,000,000 (the aggregate amount of such investments, the “PIPE Investment Amount”) at USD $11.50 per share of Parent Common Stock (the “PIPE Investment”);

I.   In connection with the execution of, and in connection with Parent and the Company entering into this Agreement, the Company will enter into simple agreements for future equity, in the form and substance as reasonably agreed upon by Parent and the Company (the “SAFE Agreements”), with certain investors providing for investments in shares of Company Common Stock in a private placement in an aggregate amount not less than USD $15,000,000 (exercising reasonable best efforts to secure USD $5,000,000 within twenty (20) Business Days of the date of this Agreement, USD $5,000,000 within forty (40) Business Days of the date of this Agreement, and USD $5,000,000 within sixty (60) Business Days of the date of this Agreement) that will automatically convert upon the Closing at USD $11.50 per share of Parent Common Stock and in accordance with such SAFE Agreements and this Agreement (the “SAFE Investment”);
J.   Parent intends that, for United States federal and applicable state income tax purposes, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (the “Domestication Intended Tax Treatment”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Domestication;
K.   Each of the parties hereto intends that, for United States federal and applicable state income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Parent and the Company are to be parties under Section 368(b) of the Code (the “Merger Intended Tax Treatment”), and this Agreement is intended to constitute a “Plan of Reorganization” with respect to the Merger; and
L.   The Boards of Directors of each of the Company, Parent and Merger Sub have unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements to which they are or will be party, including the Merger, and the performance of their respective obligations hereunder or thereunder, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, them and their respective shareholders and (iii) resolved to recommend that their respective shareholders approve the Merger and such other transactions contemplated hereby and adopt this Agreement and the Ancillary Agreements to which they are or will be a party and the performance of such party of their obligations hereunder and thereunder and (iv) resolved, in the case of Parent, to recommend that its shareholders approve each of the Parent Proposals.
In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.
“2014 Plan” means the 2014 Share Plan duly adopted by the Board of Directors of the Company.
“2017 Plan” means the 2017 Share Plan duly adopted by the Board of Directors of the Company.
“2023 Plan” means the 2023 Share Plan duly adopted by the Board of Directors of the Company
“Action” action, arbitration, litigation, suit, proceeding, cause of action, investigation, charge, claim (including any cross-claim or counterclaim), demand, audit, complaint, hearing, inquiry or other dispute resolution proceeding (including any civil, criminal, administrative, or appellate proceeding).
“Additional Parent SEC Documents” has the meaning set forth in Section 5.13(a).
“Adjusted Aggregate Fully Diluted Company Common Stock” means the sum, without duplication, of (a) all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time; plus (c) the aggregate number of shares of Company Common Stock issuable upon full exercise of all Company Options (whether vested or unvested); plus (d) the aggregate number of shares of Company Common Stock issuable upon full conversion of all Converting Company Convertible Notes that are outstanding immediately prior to the Effective Time and excluding, for the avoidance of doubt, the Outstanding Company Convertible Note; plus (e) the aggregate number of shares of Company Common Stock issuable upon full conversion, exercise or exchange of any other securities of the Company outstanding immediately prior to the Effective Time directly or indirectly convertible into or exchangeable or exercisable for shares of Company Common Stock.
“Adjusted Closing Net Debt” means the Closing Net Debt less any amounts outstanding under the Outstanding Company Convertible Note as of the close of business on the day prior to the Closing.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person.
“Aggregate Merger Consideration” means (i) the Closing Merger Consideration plus (ii) the Incentive Merger Consideration actually earned pursuant to Section 3.7.
“Agreement” has the meaning set forth in the preamble.
“Alternate Exchange” means The Nasdaq Capital Market, The Nasdaq Global Select Market, NYSE, NYSE American, or any successor thereto.
“Alternative Proposal” has the meaning set forth in Section 6.2(b).
“Alternative Transaction” has the meaning set forth in Section 6.2(a).
“Ancillary Agreements” means the Company Support Agreement, the Sponsor Support Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Incentive Merger Consideration Escrow Agreement and the Restrictive Covenant Agreements.
“Annual Financial Statements” has the meaning set forth in Section 4.9.
“Antitrust Laws” means any applicable domestic or foreign, supranational, national, federal, state, municipality or local Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.
“Applicable Taxes” mean such Taxes as defined in Internal Revenue Service Notice 2020-65 (and any corresponding Taxes under state or local tax applicable Law).
“Applicable Wages” mean such wages as defined in Internal Revenue Service Notice 2020-65 (and any corresponding wages under state or local tax applicable Law).
“Articles of Merger” has the meaning set forth in Section 2.3.
“Assumed Option” has the meaning set forth in Section 3.3(a).
“Assumed RSU” has the meaning set forth in Section 3.3(b).
“Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority exercising executive, legislative, judicial, regulatory or administrative functions (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Balance Sheet” means the audited consolidated balance sheet of the Company as of the Balance Sheet Date.
“Balance Sheet Date” has the meaning set forth in Section 4.9(a).
“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied)

owned or controlled by a Person in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.
“Business” has the meaning set forth in the recitals to this Agreement.
“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Taipei, Taiwan, New York, New York or the Cayman Islands are authorized or required by Law to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in Taipei, Taiwan, New York, New York and the Cayman Islands are generally open for use by customers on such day.
“Cayman Companies Act” means the Companies Act (Revised) of the Cayman Islands.
“Cayman Registrar” has the meaning specified in Section 2.1(a).
“Change in Control” means (a) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring equity interests that represent more than 50% of the total voting power of Parent or (b) a sale or disposition of all or substantially all of the assets of Parent and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of Parent (or any successor to Parent) immediately following the closing of such transaction (or series of related transactions) being beneficially owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the beneficial owners, respectively, of at least 50% of the equity interests of Parent (or any successor to Parent) immediately prior to such transaction (or series of related transactions).
“CFIUS” has the meaning set forth in Section 6.8(b).
“Closing” has the meaning set forth in Section 2.7.
“Closing Consideration Spreadsheet” has the meaning set forth in Section 3.6(a).
“Closing Date” has the meaning set forth in Section 2.7.
“Closing Merger Consideration” means a number of shares of Parent Class A Common Stock equal to the quotient obtained by dividing (a) the Closing Purchase Price, by (b) US$11.50.
“Closing Net Debt” means, as of the close of business on the day prior to the Closing, (a) the aggregate amount of all Indebtedness of the Company and its Subsidiaries, less (b) the aggregate unrestricted cash and cash equivalents of the Company and its Subsidiaries on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company and its Subsidiaries as of such time, in each case of clauses (a) and (b), on a consolidated basis and as determined in accordance with U.S. GAAP.
“Closing Purchase Price” means a dollar amount that is equal to (a) fifty percent (50%) of the Transaction Amount minus (b) the amount of Adjusted Closing Net Debt, minus (c) the amount of any unpaid Company Transaction Expenses, and plus (d) the Working Capital Variance from Target (which may be a negative number).
“Closing Working Capital” has the meaning set forth in Section 3.1.
“COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code or other similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the preamble.
“Company Board Recommendation” has the meaning set forth in Section 4.2(b).

“Company Bylaws” means the Bylaws of the Company, as amended and as in effect on the date of this Agreement.
“Company Capital Stock” means Company Common Stock and Company Preferred Stock.
“Company Change of Recommendation” has the meaning set forth in Section 6.2(c).
“Company Charter” means the Restated Articles of Incorporation of the Company as filed with the Secretary of State of the State of Nevada on April 21, 2017
“Company Closing Statement” has the meaning set forth in Section 3.1.
“Company Common Stock” means the common stock of the Company, US$0.001 par value per share.
“Company Consent” has the meaning set forth in Section 4.8.
“Company Convertible Notes” means, collectively, the promissory notes of the Company set forth on Schedule 1.1(a) hereto which are each classified as either a “Converting Company Convertible Notes” or a “Outstanding Company Convertible Note”.
“Company Exclusively Licensed IP” means all Company Licensed IP that is purported to be exclusively licensed to the Company.
“Company Financial Statements” has the meaning set forth in Section 4.9(a).
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.1 (Corporate Existence and Power), Section 4.2 (Authorization), Section 4.5(a) (other than the last sentence of Section 4.5(a)) and Section 4.5(c) (Capitalization) and Section 4.24 (Finders’ Fees).
“Company Group” has the meaning set forth in Section 4.1.
“Company Information Systems” has the meaning set forth in Section 4.17(p).
“Company IP” means, collectively, all Company Owned IP and Company Licensed IP.
“Company Licensed IP” means all Intellectual Property owned by a third Person and licensed to or purported to be licensed to the Company, the Company Group, or that the Company otherwise has a right to use or purports to have a right to use.
“Company Option” means each option (whether vested or unvested) to purchase Company Capital Stock granted, and that remains outstanding, under the Equity Incentive Plan.
“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company or the Company Group, in each case, whether exclusively, jointly with another Person or otherwise.
“Company Parties” has the meaning set forth in Section 8.4(a).
“Company Preferred Stock” means the preferred stock of the Company, US$0.001 par value per share.
“Company RSUs” means all restricted stock unit awards with respect to shares of Company Common Stock that are outstanding under any Equity Incentive Plan.
“Company SEC Documents” has the meaning set forth in Section 4.9(a).
“Company Securityholder” means each Person who holds Company Capital Stock and/or Company Options.
“Company Stockholders” means, at any given time, the holders of Company Capital Stock.
“Company Stockholder Approval” has the meaning set forth in Section 4.2(b).

“Company Stockholder Written Consent” has the meaning set forth in Section 7.2(a).
“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 7.2(a).
“Company Superior Proposal” means a written Alternative Proposal received by the Company that the Company’s Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Company Board of Directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, to be appropriate (including any conditions to and the expected timing of consummation of such Alternative Proposal, and all legal, financial and regulatory aspects of such Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Parent in response to such Alternative Proposal, to be more favorable to the Company Stockholders than the transactions contemplated by this Agreement.
“Company Support Agreement” has the meaning set forth in the recitals to this Agreement.
“Company Transaction Expenses” means the aggregate amount of reasonable fees, costs, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company or any of its Subsidiaries in connection with the negotiation, preparation and execution of this Agreement, the Ancillary Agreements, the performance and compliance with this Agreement and the Ancillary Agreements and conditions contained herein or therein to be performed or complied with by the Company at or before Closing, and the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, (b) the cost of any directors’ and officers’ “tail” insurance policy obtained by the Company, (c) any and all filing fees payable by the Company or any of its Subsidiaries to any Authority in connection with the transactions contemplated hereby, (c) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any Ancillary Agreement and (d) any transaction, retention, change in control or similar bonuses, severance payments and other employee-related change of control payments payable by the Company or any of its Subsidiaries as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement.
“Company Warrants” means, collectively, the warrants to purchase Company Common Stock.
“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, or any suppliers, customers or agents of the Company that is not already generally available to the public, including any Intellectual Property that has been maintained confidential.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 5, 2023, by and between the Company and Parent.
“Contracts” means all contracts, agreements, arrangements, leases (including equipment leases, car leases and capital leases), subleases, licenses, sublicenses, Permits, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company is a party or by which any of its respective properties or assets is bound.
“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings.
“Conversion Ratio” means the quotient obtained by dividing (a) the number of shares of Parent Class A Common Stock constituting the Closing Merger Consideration, by (b) the number of shares constituting the Adjusted Aggregate Fully Diluted Company Common Stock.
“Converted Stock Option” has the meaning set forth in Section 3.3(a).

“Copyleft Licenses” means all licenses or other Contracts to Software that requires as a condition of use, modification, or distribution of such Software that other Software or technology incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no or minimal charge.
“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”
“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, governmental Order, Action, directive, guidelines or recommendations promulgated by any Authority that has jurisdiction over the Company, Parent or their Subsidiaries, as applicable, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.
“Data Protection Laws” means all applicable Laws in any applicable jurisdiction governing the Processing, privacy, security, or protection of Personal Information, and all regulations or guidance issued thereunder.
“DGCL” has the meaning set forth in the recitals to this Agreement.
“Dissenting Shares” has the meaning set forth in Section 3.4.
“Domain Names” has the meaning set forth in the definition of “Intellectual Property.”
“Domestication” has the meaning specified in the recitals to this Agreement and the requirements therefor are as set forth in Section 2.1.
“Domestication Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.
“Effective Time” has the meaning set forth in Section 2.3.
“Enforceability Exceptions” has the meaning set forth in Section 4.2(a).
“Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.
“Equity Incentive Plan” means the Company’s 2014, 2017 and 2023 Equity Incentive Plans, in each case as amended from time to time in accordance with their terms.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.
“Escrowed Sponsor Shares” has the meaning set forth in Section 8.11.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Matter” means any one or more of the following: (a) general economic or political conditions; (b) conditions generally affecting the industries in which such Person or its Subsidiaries operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (e) any action required or permitted by this Agreement or any action or omission taken by the Company with the written consent or at the request of Parent or any action or omission taken by Parent or Merger Sub with the written consent or at the request of the Company; (f) any changes in applicable Laws (including any COVID-19 Measures) or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (g) the announcement, pendency or completion of the transactions contemplated by this Agreement; (h) any natural or man-made disaster, acts of God or epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures) or the worsening thereof; or (i) any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (a) through (d), clause (f) and clause (h) shall not apply to the extent that Parent and Merger Sub, taken as a whole, on the one hand, or the Company Group, as a whole, on the other hand, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which they operate.
“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.
“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.
“Incentive Purchase Price” means a dollar amount that is fifty percent (50%) of the Transaction Amount.
“Incentive Merger Consideration” means a number of Parent Class D Common Stock equal to the quotient obtained by dividing (a) the Incentive Purchase Price, by (b) US$11.50.
“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practices), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person of the Indebtedness of another Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any retirement or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date, in each case, to the extent not accounted for in Closing Working Capital as current liabilities of the Company and its Subsidiaries, and (j) any agreement to incur any of the same.
“Intellectual Property” means all of the worldwide intellectual property rights and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction whether statutory, common law, or otherwise, including: proprietary and non-public discoveries, inventions, ideas, technology, trade secrets, and Software, in each case whether or not patentable or copyrightable (including proprietary or confidential information, systems, methods, know-how, processes, procedures, practices, algorithms, formulae, techniques, knowledge, results, protocols, models, designs, drawings, specifications, materials, technical data or information, source code, object code, databases, and other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing) (collectively, “Trade Secrets”); trade names, trademarks, service marks, trade dress, logos, brand names, product configurations, other indications of origin, including all nationalizations, extensions, validations, equivalents, designations or counterparts of any application or registrations therefor, together with the goodwill associated with the foregoing (collectively, “Trademarks”); all utility and design patents and applications,, utility models, industrial designs, supplementary protection certificates, and certificates of inventions, including all provisional applications, priority and other applications, re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, nationalizations, and validations thereof (“collectively, “Patents”); works of authorship (including all means all Software, content of websites, content of social media accounts, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other copyrightable subject matter), copyrights, copyrightable materials, copyright registrations and applications for copyright registration, including all moral (to the extent transferable) and economic rights, however denominated, with any of the aforementioned (collectively, “Copyrights”); domain names, uniform resource locations and other internet names and locators (collectively, “Domain Names”), social media accounts, and other intellectual property, and all embodiments and fixations thereof and related documentation and registrations and all additions, improvements and accessions thereto, as well as all causes of actions and rights to sue or seek other remedies arising from or relating to any of the foregoing, including for any past, ongoing, or future infringement, misuse or misappropriation, with the right to collect the same as well as the right to further assign, license, and alter any of the foregoing.
“IP Contracts” means, collectively, any and all Contracts to which the Company or an Affiliate is a party or by which any of its properties or assets are bound, in any case under which the Company (i) is granted a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person, (ii) grants a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Intellectual Property owned or purported to be owned by the Company or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements), in each case other than (A) “shrink wrap” or other licenses for generally commercially available software (including Publicly Available Software) or hosted services, (B) customer, distributor or channel partner Contracts on Company’s standard forms, (C) Contracts with the Company’s employees or contractors on Company’s standard forms, and (D) customary non-disclosure agreements entered into in the ordinary course of business consistent with past practices (subparts (A) – (D) collectively, the “Standard Contracts”).
“IPO” means the initial public offering of Parent pursuant to the Prospectus.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means the individuals listed on Schedule 1.1(b).
“Knowledge of the Company” or “to the Company’s Knowledge” means the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 1.1(c).
“Knowledge of Parent” or “to Parent’s Knowledge” means the actual knowledge, after reasonable inquiry, of Karen Bach or Noah Aptekar.
“Law” means any domestic or foreign, supranational, national, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.
“Leases” means, collectively, the leases described on Schedule 4.21.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.
“Lock-Up Agreement” means the agreement, in substantially the form attached hereto as Exhibit E, restricting the sale, transfer or other disposition of shares of Parent Class A Common Stock received by certain of the Company Securityholders at the Closing in connection with the Merger.
“Material Adverse Effect” means any fact, effect, event, development, change, state of facts, condition, circumstance or occurrence (an “Effect”) that, individually or together with one or more other contemporaneous Effect, (i) has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company Group taken as a whole, on the one hand, or on Parent and Merger Sub, on the other hand, taken as a whole; or (ii) prevents or materially impairs or would reasonably be expected to prevent or materially impair the ability of the Company Securityholders and the Company, on the one hand, or on Parent and Merger Sub, on the other hand to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include Effects (and solely to the extent of such Effects) resulting from an Excluded Matter.
“Material Contracts” has the meaning set forth in Section 4.14(a). “Material Contracts” shall not include any Contracts that are also Plans.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the preamble.
“Merger Sub Common Stock” has the meaning set forth in Section 5.8(b).
“Nasdaq” means The Nasdaq Global Market.
“Notice Period” has the meaning set forth in Section 6.2(c)(i).
“NRS” has the meaning set forth in the recitals to this Agreement.
“Offer Documents” has the meaning set forth in Section 6.5(a).
“Order” means any decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent of or by an Authority.
“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue-sky laws, other than the SEC Statement and the other Offer Documents.
“Outside Closing Date” has the meaning set forth in Section 10.1(a).
“Parent Articles” means the Amended and Restated Memorandum and Articles of Association of Parent, as amended and as in effect on the date of this Agreement.
“Parent Board Recommendation” has the meaning set forth in Section 5.12(a).
“Parent Certificate of Incorporation” has the meaning set forth in Section 2.1(a).
“Parent Class A Common Stock” means from and following the Domestication, a share of common stock, par value US$0.0001 per share, of Parent.
“Parent Class D Common Stock” means after the Domestication, the Class D common stock, par value US$0.0001 per share, of Parent.
“Parent Class A Ordinary Shares” means prior to the Domestication, the Class A ordinary shares, with a nominal or par value of US$0.0001, of Parent.

“Parent Class B Ordinary Shares” means prior to the Domestication, the Class B ordinary shares, with a nominal or par value of US$0.0001, of Parent.
“Parent Common Share” means prior to the Domestication, a Parent Class A Ordinary Share and/or a Parent Class B Ordinary Share, as applicable.
“Parent Equity Incentive Plan” has the meaning set forth in Section 8.7.
“Parent Financial Statements” means all of the financial statements of Parent included in the Parent SEC Documents and any amendments to such financial statements.
“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.1 (Corporate Existence and Power), Section 5.3 (Corporate Authorization), Section 5.6 (Finders’ Fees), Section 5.7 (Issuance of Shares), and Section 5.8 (Capitalization).
“Parent Parties” has the meaning set forth in ARTICLE V.
“Parent Private Warrant” means a warrant to purchase one (1) Parent Class A Ordinary Share at an exercise price of US$11.50 per share that were sold to Sponsor and the Underwriters in a private placement at the time of the consummation of the IPO.
“Parent Proposals” has the meaning set forth in Section 6.5(e).
“Parent Public Warrant” means a warrant to purchase one (1) Parent Class A Ordinary Share at an exercise price of US$11.50 per share that was included in the Parent Units sold in the IPO.
“Parent Redemption Amount” has the meaning set forth in Section 6.5(j).
“Parent Reimbursable Termination Expenses” means all reasonable fees, costs and expenses of Parent incurred prior to and through the Termination Date in connection with the negotiation, preparation and execution of this Agreement, the Ancillary Agreements, the performance and compliance with this Agreement and the Ancillary Agreements and the satisfaction of the conditions contained herein to be performed or complied with by Parent at or before the Closing, and the consummation of the transactions contemplated hereby, including any and all (i) filing fees paid by Parent or any of its Subsidiaries to any Authority in connection with the transactions contemplated hereby, (ii) the monthly cost of any directors’ and officers’ insurance policy extension obtained by the Parent since the execution of the letter of intent between Parent and the Company on December 3, 2023, (iii) expenses including any amounts paid for or in connection with any extension of Parent’s deadline to consummate a business combination and the transactions contemplated in this Agreement, including all costs associated with the any extension vote and all monthly deposits of $50,000 per month since the execution of the letter of intent between Parent and the Company on December 3, 2023, (iv) fees, costs and expenses related to maintaining the Parent’s listing on Nasdaq, and (v) fees, costs, expenses and disbursements of counsel, accountants, auditors, advisors and consultants of Parent since the execution of the letter of intent between Parent and the Company on December 3, 2023, provided, that Parent Reimbursable Termination Expenses will not include unpaid deferred IPO underwriting fees and IPO advisor fees payable by Sponsor.
“Parent SEC Documents” has the meaning set forth in Section 5.13(a).
“Parent Shareholder Approval” means the approval in accordance with Parent’s organizational documents of those Parent Proposals identified in Section 6.5(e) at the Parent Shareholder Meeting duly called by the Board of Directors of Parent and held for such purpose.
“Parent Shareholder Meeting” has the meaning set forth in Section 6.5(a).
“Parent Transaction Expenses” means all reasonable fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the Ancillary Agreements, the performance and compliance with this Agreement and the Ancillary Agreements and conditions contained herein to be performed or complied with by Parent at or before the Closing, and the consummation of the transactions contemplated hereby, including any and all (i) filing fees payable by Parent or any of its Subsidiaries to any Authority in

connection with the transactions contemplated hereby, (ii) the cost of any directors’ and officers’ “tail” insurance policy obtained by the Parent, (iii) deferred underwriting discounts or fees, (iv) any out-of-pocket expenses incurred by Parent in connection with any extension of Parent’s deadline to consummate the transactions contemplated in this Agreement and (v) fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Parent, provided, that Parent Transaction Expenses shall expressly not include deferred IPO fees and advisor fees payable by Sponsor.
“Parent Unit” means each unit of Parent consisting of one Parent Class A Ordinary Share and one-half of one Parent Warrant, which units were sold in the IPO.
“Parent Warrant” shall mean each Parent Private Warrant and Parent Public Warrant.
“Parent Warrant Agreement” means the Warrant Agreement, dated as of October 6, 2021, between Parent and Continental Stock Transfer & Trust Company, as warrant agent.
“Patents” has the meaning set forth in the definition of “Intellectual Property.”
“PEO Sponsored Plan” means any Plan sponsored by a professional employer organization.
“Permit” means each license, franchise, permit, order, approval, consent or other similar authorization required to be obtained and maintained by the Company under applicable Law to carry out or otherwise affecting, or relating in any way to, the Business.
“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Parent; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practices for amounts (i) that are not delinquent, (ii) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) liens for Taxes (i) not yet due and delinquent or (ii) which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Financial Statements in accordance with U.S. GAAP); (c) Liens under equipment financing agreements for which the Company has not received a default notice, and (d) the Liens set forth on Schedule 1.1(d).
“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.
“Personal Information” means any data or information that constitutes personal data, personal health information, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law.
“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment (other than any employment offer letter in such form as previously provided to Parent that is terminable “at will” without any contractual obligation on the part of the Company to make any severance, termination, change of control, or similar payment), consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by the Company, or under which the Company has any current or potential liability, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Authority.
“Pro Rata Portion” has the meaning set forth in Section 3.6(a)(vii)(D).

“Process,” “Processed” or “Processing” means any operation or set of operations performed upon Personal Information or sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination, or otherwise making available, alignment or combination, restriction, erasure, or destruction.
“Prospectus” means the final prospectus of Parent, dated January 12, 2022.
“Proxy Statement” has the meaning set forth in Section 6.5(a).
“Publicly Available Software” means each of any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, “copyleft,” open source software (e.g. Linux), or under similar licensing and distribution models, including any of the following: (A) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), (F) the Sun Industry Source License (SISL) and (G) the Apache Server License, including for the avoidance of doubt all Software licensed under a Copyleft License.
“Purchase Price” means a dollar amount equal to (a) the Closing Purchase Price, plus (b) the Incentive Purchase Price that is paid to the Company Stockholders, if any, in the form of Incentive Merger Consideration pursuant to and subject to the contingencies set forth in Section 3.7.
“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.
“Redemption Price” means the price per share paid to Parent’s redeeming stockholders in connection with the Closing.
“Registered Exclusively Licensed IP” means all Company Exclusively Licensed IP that to the Knowledge of the Company is the subject of a registration or an application for registration, including issued patents and patent applications.
“Registered IP” means collectively, all Registered Owned IP and Registered Exclusively Licensed IP.
“Registered Owned IP” means all Intellectual Property constituting Company Owned IP or filed in the name of the Company or a member of the Company Group, and in each instance is the subject of a registration or an application for registration, including issued patents and patent applications.
“Registration Rights Agreement” means the amended and restated registration rights agreement, in substantially the form attached hereto as Exhibit F.
“Registration Statement” has the meaning set forth in Section 6.5(a).
“Representatives” means a party’s officers, directors, Affiliates, members, partners, managers, attorneys, accountants, consultants, employees, representatives and agents.
“Restrictive Covenant Agreement” has the meaning set forth in Section 7.5.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the Securities and Exchange Commission.
“SEC Statement” means the Registration Statement, including the Proxy Statement/Prospectus, whether in preliminary or definitive form, and any amendments or supplements thereto.
“Securities Act” means the Securities Act of 1933, as amended.
“Software” means computer software, programs, and databases (including development tools, library functions, and compilers) in any form, including in or as Internet Web sites, web content, links,

source code, object code, operating systems, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, together with all versions, updates, corrections, enhancements and modifications thereof, and all related specifications, databases, documentation, developer notes, comments, records, and annotations.
“Sponsor” means IX Acquisition Sponsor LLC
“Sponsor Letter Agreement” means that certain letter agreement, dated as of October 6, 2021, by and among Parent, the Sponsor and each of the officers and directors of Parent named therein
“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.
“Standard Contracts” has the meaning set forth in the definition of IP Contracts.
“Subsidiary” means, with respect to any Person, each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by such Person.
“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.
“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company and other tangible property.
“Target Working Capital” means USD $0.
“Tax Return” means any return, information return, declaration, claim for refund of Taxes, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.
“Tax(es)” means any U.S. federal, state or local or non-U.S. taxes imposed by any Taxing Authority including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, and other taxes (including any governmental charge, fee, levy, or custom duty imposed by an Authority that is the nature of a tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.
“Taxing Authority” means the IRS and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”
“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”
“Trading Day” means (a) for so long as the Parent Class A Common Stock is listed or admitted for trading on Nasdaq or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Class A Common Stock is quoted on Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Class A Common Stock is not listed or admitted to trading on any national securities exchange or quoted on Nasdaq or similar system, days on which the Parent Class A Common Stock is traded regular way in the over-the- counter market and for which a closing bid and a closing asked price for the Parent Class A Common Stock is available.
“Transaction Amount” means US$400,000,000.
“Transaction Litigation” has the meaning set forth in Section 8.1(c).

“Transfer Taxes” means any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with the transactions contemplated by this Agreement.
“Trust Account” has the meaning set forth in Section 5.10.
“Trust Agreement” has the meaning set forth in Section 5.10.
“Trust Fund” has the meaning set forth in Section 5.10.
“Trustee” has the meaning set forth in Section 5.10.
“Unaudited Financial Statements” has the meaning set forth in Section 4.9(a).
“Underwriters” means Cantor Fitzgerald & Co. and Odeon Capital Group, LLC.
“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.
“Working Capital” means all current assets of the Company and its Subsidiaries, on a consolidated basis, (excluding, without duplication, cash and cash equivalents) minus (ii) all current liabilities of the Company and its Subsidiaries, on a consolidated basis (excluding, without duplication, Indebtedness and unpaid Company Transaction Expenses).
“Working Capital Variance from Target” means (a) the amount, if any, by which the Closing Working Capital as of the close of business on the day prior to the Closing Date, as determined in accordance with Section 3.1 is less than Target Working Capital, in which case the “Working Capital Variance from Target” shall be a negative number, or (b) the amount, if any, by which Closing Working Capital as of the close of business on the day prior to the Closing Date, as determined in accordance with Section 3.1 is greater than Target Working Capital, in which case the “Working Capital Variance from Target” shall be a positive number.
1.2   Construction.
(a)   References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.
(b)   The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto.
(c)   Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body.
(d)   Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time.
(e)   Any reference to a numbered schedule means the same-numbered section of the disclosure schedule. Any reference in a schedule contained in the disclosure schedules delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement. Nothing in the disclosure schedules constitutes an admission of any liability or obligation of the disclosing party to any third party or an admission to any third party, including any Authority, against the interest of the disclosing party, including any possible breach of violation of any Contract or Law. Summaries of any written document in the disclosure schedules do not purport to be complete and are qualified in their entirety by the written document itself. The disclosures schedules and the information and disclosures contained therein are intended only to qualify and limit the representations and warranties of the parties contained in this Agreement, and shall not be deemed to expand in any way the scope or effect of any of such representations and warranties.
(f)   If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.
(g)   To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, such Contract, document, certificate or instrument shall be deemed to have been given, delivered, provided and made available to Parent or its Representatives, if such Contract, document, certificate or instrument shall have been posted not later than two (2) days prior to the date of this Agreement to the electronic data site maintained on behalf of the Company for the benefit of the Parent and its Representatives and the Parent and its Representatives have been given access to the electronic folders containing such information.
ARTICLE II
THE DOMESTICATION AND THE MERGER
2.1   Domestication.
(a)   Subject to receipt of the Parent Shareholder Approval, at least one Business Day prior to the Closing Date, Parent shall cause the Domestication to become effective, including by (i) filing with the Secretary of State of the State of Delaware a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the Certificate of Incorporation of Parent, in substantially the form attached as Exhibit A to this Agreement (with such changes as may be agreed in writing by Parent and the Company, the “Parent Certificate of Incorporation”), in each case, in accordance with the provisions thereof and Section 388 of the DGCL, (ii) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands under the Cayman Companies Act (the “Cayman Registrar”) in connection with the Domestication, and (iii) obtaining a certificate of de-registration from the Cayman Registrar.
(b)   In accordance with applicable Law, the Certificate of Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder: (i) each then issued and outstanding Parent Class A Ordinary Share shall convert automatically into one share of common stock, par value US$0.0001 per share, of Parent; (ii) each then issued and outstanding Parent Class B Ordinary Share shall convert automatically into one share of common stock, par value US$0.0001 per share, of Parent; (iii) each then issued and outstanding Parent Warrant shall convert automatically into one warrant to acquire one share of common stock, par value US$0.0001 per share, of Parent (“Domesticated Parent Warrant”), pursuant to the Parent Warrant Agreement; and (iv) each then issued and outstanding Parent Unit shall separate and convert automatically into one share of common stock, par value US$0.0001 per share, of Parent, one-half of one Domesticated Parent Warrant.

2.2   Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Chapter 92A of the NRS, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation, and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent, and Parent shall change its name to “AKOM Inc.”.
2.3   Merger Effective Time.   Subject to the provisions of this Agreement, at the Closing, the Company shall file with the Secretary of State of the State of Nevada articles of merger, in form and substance reasonably acceptable to the Company and Parent, executed in accordance with the relevant provisions of the NRS (the “Articles of Merger”). The Merger shall become effective upon the filing of the Articles of Merger or at such later time as is agreed to by the parties and specified in the Articles of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
2.4   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
2.5   U.S. Tax Treatment.   For U.S. federal income tax purposes (and for purposes of any applicable state or local income Tax Law that follows the US. federal income tax treatment of the Merger), each of the parties intends that (a) the Domestication qualifies for the Domestication Intended Tax Treatment, and (b) the Merger qualifies for the Merger Intended Tax Treatment. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Merger as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization and not otherwise to take any position or action inconsistent with such characterization. None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to impede the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment. Each of the parties acknowledges and agrees that it (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Domestication does not qualify for the Domestication Intended Tax Treatment or the Merger does not qualify for the Merger Intended Tax Treatment and (iii) does not have any right to terminate this Agreement on the basis that the Merger Intended Tax Treatment is not achieved.
2.6   Company Charter; Company Bylaws.
(a)   The Company Charter as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof and the NRS, be amended and restated in its entirety as set forth in the exhibit to the Articles of Merger, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until duly amended in accordance with the terms thereof and the NRS.
(b)   The Company Bylaws as in effect immediately prior to the Effective Time, in the form reasonably acceptable to Parent, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation and applicable Law.
2.7   Closing.   Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Merger (the “Closing”) shall take place virtually at 10:00 a.m. local time, on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time, date and location as Parent and Company agree in writing. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is herein referred to as the “Closing Date”.
2.8   Directors and Officers of Surviving Corporation.
(a)   At the Effective Time, the initial directors of the Surviving Corporation shall consist of the same persons serving on Parent’s Board of Directors in accordance with Section 2.9, and such directors shall hold office until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and bylaws.
(b)   At the Effective Time, the officers of the Company shall become the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.
2.9   Directors and Officers of Parent.   At the Effective Time, Parent’s Board of Directors will consist of seven (7) to nine (9) directors. Sponsor shall have the right to designate at least two (2) directors prior to Closing, (i) one of whom shall qualify as an independent director under the Securities Act and Nasdaq or Alternate Exchange rules, as applicable and who shall serve as a Class II Director and (ii) the other of whom shall serve as a Class III Director. The Company shall have the right to designate four (4) directors in the case of a seven (7) director board and five (5) directors in the case of a nine (9) director board prior to Closing, two (2) of whom in the case of a seven (7) director board and three (3) of whom in the case of a nine (9) director board shall qualify as independent directors under the Securities Act and Nasdaq or Alternate Exchange rules, as applicable. Prior to Closing, Sponsor and the Company shall mutually agree upon one (1) director in the case of a seven (7) member board and two (2) directors in the case of a nine (9) member board, who shall qualify as an independent director under the Securities Act and Nasdaq or Alternate Exchange rules, as applicable. Pursuant to the Parent Certificate of Incorporation, the Parent’s Board of Directors will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving until the first annual meeting of Parent stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving until the second annual meeting of Parent stockholders occurring after the Closing, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving until the third annual meeting of Parent stockholders occurring after the Closing, such term effective from the Closing (and with any subsequent Class III Directors serving a three (3) year term). At or prior to the Closing, Parent will provide each member of Parent’s post-Closing Board of Directors with a customary director indemnification agreement, in form and substance reasonable acceptable to the directors, to be effective upon the Closing (or if later, such director’s appointment). During the Interim Period, Parent and the Company shall exercise reasonable best efforts to agree upon and arrange for the appointment of officers of Parent to be effective as of immediately after the Effective Time.
2.10   Taking of Necessary Action; Further Action.   If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
2.11   No Further Ownership Rights in Company Capital Stock.   All consideration paid or payable in respect of shares of Company Capital Stock hereunder, or upon the exercise of the appraisal rights described in Section 3.4, shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Capital Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, certificates formerly representing shares of Company Capital Stock (each, a “Company Stock Certificate”) are presented to the Surviving Corporation, subject to the terms and conditions set forth herein, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in ARTICLE III.
ARTICLE III
EFFECT OF THE MERGER
3.1   Adjustments to Merger Consideration.   At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Parent Parties a statement certified by the Company’s chief executive officer (the “Company Closing Statement”) setting forth a good faith calculation of the Company’s estimate of (a) Working Capital as of the close of business on the day prior to the Closing Date, including in reasonable detail, the components thereof, which for the avoidance of doubt shall not factor in the Outstanding Company Convertible Note (the “Closing Working Capital”), (b) Adjusted Closing Net Debt as of the close of business on the day prior to the Closing Date, and (c) Company Transaction Expenses as of immediately prior to the Closing, and the resulting Closing Purchase Price and Closing Merger Consideration based on such calculations, in reasonable detail including for each component thereof, along with the amount owed to each creditor of the Company or any of its Subsidiaries, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly after delivery of the Company Closing Statement to the Parent Parties, if requested by a Parent Party, the Company will meet with the Parent Parties to review and discuss the Company Closing Statement and the Company will consider in good faith the Parent Parties’ comments to the Company Closing Statement and make any appropriate adjustments to the Company Closing Statement prior to the Closing, which adjusted Company Closing Statement, as mutually approved by the Company and Parent both acting reasonably and in good faith, shall thereafter be used to calculate the Closing Purchase Price and Closing Merger Consideration for all purposes of this Agreement and such calculations shall not be subject any adjustment following the Closing, absent manifest error, willful misconduct or fraud. The Company Closing Statement and the determinations contained therein shall be prepared in accordance with U.S. GAAP and otherwise in accordance with this Agreement.
3.2   Effect of the Merger on Company Capital Stock and Merger Sub Capital Stock.   At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of them:
(a)   Cancellation of Certain Shares of Company Capital Stock.   Each share of Company Capital Stock, if any, that is owned by Parent or Merger Sub (or any other Subsidiary of Parent) or the Company (including, for the avoidance of doubt, Company Capital Stock held by the Company as treasury stock immediately prior to the Effective Time), will automatically be cancelled and retired without any conversion thereof and will cease to exist, and no consideration will be delivered in exchange therefor.
(b)   Conversion of Shares of Company Common Stock.   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 3.2(a) and any Dissenting Shares) shall, in accordance with the Company Charter and the terms and conditions of this Agreement, be converted into the right to receive (i) a number of shares of Parent Class A Common Stock equal to the Conversion Ratio and (ii) the corresponding Pro Rata Portion of the Incentive Merger Consideration in respect of such share, if any, and subject to the contingencies of Section 3.7.
(c)   Effect on Company Capital Stock.   All shares of Company Capital Stock converted pursuant to Section 3.2(b) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Company Capital Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive a portion of the Closing Merger Consideration and, if applicable, the Incentive Merger Consideration subject to the contingencies of Section 3.7.
(d)   Conversion of Merger Sub Capital Stock.   Each share of common stock, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
3.3   Treatment of Company Options, Company Warrants and Company Convertible Notes.
(a)   Treatment of Company Options.   At the Effective Time, by virtue of the Merger and without any further action on the part of any party, the Equity Incentive Plans shall be assumed by the Parent. At the Effective Time, each Company Option, whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of any party or the holder thereof, be assumed by Parent and become, as of the Effective Time, an option (an “Assumed Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Company Option immediately prior to the Effective Time, shares of Parent Class A Common Stock, except that (A) the number of shares of Parent Class A Common Stock subject to such

Assumed Option shall equal the product of (x) the number of Company Common Shares that were subject to such Company Option immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio, rounded down to the nearest whole share, and (B) the per-share exercise price shall equal the quotient of (1) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, divided by (2) the Conversion Ratio, rounded up to the nearest whole cent; provided that each Company Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (B) shall be adjusted in a manner that complies with Section 409A of the Code.
(b)   Company RSUs.   At the Effective Time, each Company RSU shall, by virtue of the Merger and without further action on the part of any party or the holder thereof, be assumed by Parent and become, as of the Effective Time, a restricted stock unit award with respect to shares of Parent Class A Common Stock (each, an “Assumed RSU”) on the same terms and conditions (including applicable vesting provisions) as applied to each such Company RSU immediately prior to the Effective Time, except that the number of shares of Parent Class A Common Stock subject to such Assumed RSU Award shall equal the product of (x) the number of Company Common Shares that were subject to such Company RSU immediately prior to the Effective Time, multiplied by (y) the Conversion Ratio`, rounded down to the nearest whole share. Except as provided in this Section 3.12(b), each Assumed RSU shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU immediately prior to the Effective Time.
(c)   Treatment of Company Warrants.   Contingent on and effective immediately prior to the Effective Time, the Company Warrants shall be (i) treated in accordance with the terms of the relevant agreements governing such Company Warrants, and (ii) converted into shares of Company Common Stock (which shares of Company Common Stock shall be treated in accordance with Section 3.2(b)).
(d)   Treatment of Converting Company Convertible Notes.   Contingent on and effective immediately prior to the Effective Time, the Converting Company Convertible Notes shall be (i) treated in accordance with the terms of the relevant agreements governing such Converting Company Convertible Notes, and (ii) converted into shares of Company Common Stock (which shares of Company Common Stock shall be treated in accordance with Section 3.2(b)).
(e)   Treatment of Outstanding Company Convertible Note.   At the Effective Time, the Outstanding Company Convertible Note shall remain outstanding, provided, however, that such Outstanding Company Convertible Note shall be convertible to shares of Parent Class A Common Stock on the same terms and conditions as applied to such Outstanding Company Convertible Note immediately prior to the Effective Time. The number of shares of Parent Class A Common Stock subject to such Outstanding Company Convertible Note shall be equitably adjusted as if such Outstanding Company Convertible Note was treated as Converting Company Convertible Note at the Effective Time.
3.4   Dissenting Shares.   Notwithstanding any provision of this Agreement to the contrary, and to the extent available under the NRS, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Capital Stock cancelled in accordance with Section 3.2(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised and perfected appraisal rights of such shares of Company Capital Stock in accordance with Section 92A.380 of the NRS (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the NRS with respect to such shares) shall not be converted into a right to receive a portion of the Closing Merger Consideration and, if applicable and subject to the contingencies set forth in Section 3.7, a portion of the Incentive Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 92A.380 of the NRS; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 92A.380 of the NRS, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Closing Merger Consideration to which such holder is entitled pursuant to the applicable subsections of Section 3.1, without interest thereon, and a portion of the Contingent Merger Consideration, if any, and

subject to the contingencies set forth in Section 3.7, upon surrender of the Company Stock Certificate or Company Stock         representing such Dissenting Shares in accordance with Section 3.5. The Company shall promptly provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the NRS that relates to such demand, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands.
3.5   Surrender and Payment at Closing
(a)   Exchange Fund.   At least two (2) Business Days prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) for the benefit of the Company Stockholders, for exchange in accordance with this ARTICLE III, the number of Parent Common Shares sufficient to deliver the Closing Merger Consideration payable pursuant to this Agreement (such Parent Common Shares, the “Exchange Fund”). Parent shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Closing Merger Consideration out of the Exchange Fund in accordance with the Closing Consideration Spreadsheet and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.
(b)   Exchange Procedures.   As soon as practicable following the Effective Time, and in any event within two (2) Business Days following the Effective Time (but in no event prior to the Effective Time), Parent shall cause the Exchange Agent to deliver to each Company Stockholder, as of immediately prior to the Effective Time, represented by certificate or book-entry, a letter of transmittal and instructions for use in exchanging such Company Stockholder’s shares of Company Capital Stock for such Company Stockholder’s applicable portion of the Closing Merger Consideration from the Exchange Fund, and which shall be in form and contain provisions which Parent may specify and which are reasonably acceptable to the Company (a “Letter of Transmittal”), and promptly following receipt of a Company Stockholder’s properly executed Letter of Transmittal, deliver such Company Stockholder’s applicable portion of the Closing Merger Consideration to such Company Stockholder.
(c)   Termination of Exchange Fund.   Any portion of the Exchange Fund relating to the Closing Merger Consideration that remains undistributed to the Company Stockholders for two (2) years after the Effective Time shall be delivered to Parent, upon demand, and any Company Stockholders who have not theretofore complied with this Section 3.5 shall thereafter look only to Parent for their portion of the Closing Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by Company Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.
3.6   Consideration Spreadsheet.
(a)   At least three (3) Business Days prior to the Closing, the Company shall deliver to the Parent Parties a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time:
(i)   the name and address of record of each Company Stockholder and the number and class, type or series of shares of Company Capital Stock held by each;
(ii)   the aggregate number of shares of subject to Company Options, the names of record of each holder of Company Options, and the exercise price, number of shares of Company Capital Stock subject to each Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule, vesting commencement date, date fully vested);
(iii)   the aggregate number of vested Company RSUs issued and outstanding, the names of record of each holder of Company RSUs, and the exercise price, number of shares of Company Capital Stock subject to each Company RSU held by such holder (including, in the case of unvested Company RSUs, the vesting schedule, vesting commencement date, date fully vested);

(iv)   the aggregate number of shares subject to Company Warrants, the names and addresses of record of each holder of Company Warrants and the exercise price, number and class, type or series of shares of Company Capital Stock subject to each Company Warrant held by it;
(v)   the names of record of each holder of a Company Convertible Note, the loan amount (principal and interest) and the number of shares of Company Common Stock or Company Preferred Stock (on an as converted to Company Common Stock basis) issuable upon conversion of such Company Convertible Note;
(vi)   the number of Adjusted Aggregate Fully Diluted Company Common Stock;
(vii)   detailed calculations of each of the following (in each case, determined without regard to withholding):
(A)   the Closing Merger Consideration;
(B)   the Conversion Ratio;
(C)   the Incentive Merger Consideration; and
(D)   for each Person that is a Company Stockholder immediately prior to the Effective Time (other than holders of Dissenting Shares) the quotient (expressed as a percentage) of (i) aggregate number of shares of Company Common Stock that are held by such Company Stockholder; divided by (b) the Aggregate Fully Diluted Company Shares (the “Pro Rata Portion”).
(b)   The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by Parent, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The parties agree that Parent shall be entitled to rely on the Closing Consideration Spreadsheet in making payments under ARTICLE III.
3.7   Incentive Merger Consideration(a).
(a)   Milestone Events.
(i)   From and after the Closing until the fifth anniversary of the Closing Date (the “Calculation Period”), in the event that over any fifteen (15) Trading Days within any thirty (30)-Trading Day period during the Calculation Period the daily VWAP of the shares of Parent Class A Common Stock is greater than or equal to US$12.50 per share (subject to any adjustment pursuant to Section 3.7(e) (the “First Milestone Event”), promptly (but in any event within ten (10) Business Days) after the occurrence of the First Milestone Event, the Persons that were Company Stockholders immediately prior to the Effective Time (other than holders of Dissenting Shares) shall be entitled to earn, their Pro Rata Portion, as set forth in the Closing Consideration Spreadsheet, of one third of the Incentive Merger Consideration, which in no event shall an exceed an aggregate number additional shares of Parent Class A Common Stock (subject to any adjustment pursuant to Section 3.7(e)) equal to one-third of the Closing Merger Consideration as additional consideration for the Merger (and without the need for additional consideration from any Company Stockholder).
(ii)   In the event that over any fifteen (15) Trading Days within any thirty (30)-Trading Day period during the Calculation Period the daily VWAP of the shares of Parent Class A Common Stock is greater than or equal to US$15.00 per share (subject to any adjustment pursuant to Section 3.7(e)) (the “Second Milestone Event”), promptly (but in any event within ten (10) Business Days) after the occurrence of the Second Milestone Event, the Persons that were Company Stockholders immediately prior to the Effective Time (other than holders of Dissenting Shares) shall be entitled to earn, on their Pro Rata Portion, as set forth in the Closing Consideration Spreadsheet, of an additional one third of the Incentive Merger Consideration, which in no event shall an exceed an aggregate number of additional shares of Parent Class A Common Stock (subject to any adjustment pursuant to Section 3.7(e)) equal to one-third of the Closing Merger

Consideration as additional consideration for the Merger (and without the need for additional consideration from any Company Stockholder).
(iii)   In the event that over any fifteen (15) Trading Days within any thirty (30)-Trading Day period during the Calculation Period the daily VWAP of the shares of Parent Class A Common Stock is greater than or equal to US$17.50 per share (subject to any adjustment pursuant to Section 3.7(e)) (the “Third Milestone Event” and, together with the First Milestone Event and Second Milestone Event, each a “Milestone Event” and together, the “Milestone Events”), promptly (but in any event within ten (10) Business Days) after the occurrence of the Third Milestone Event, the Persons that were Company Stockholders immediately prior to the Effective Time (other than holders of Dissenting Shares) shall be entitled to earn, their Pro Rata Portion, as set forth in the Closing Consideration Spreadsheet, of an the final one third of the Incentive Merger Consideration, which in no event shall an exceed an aggregate number of additional shares of Parent Class A Common Stock (subject to any adjustment pursuant to Section 3.7(e)) equal to one-third of the Closing Merger Consideration as additional consideration for the Merger (and without the need for additional consideration from any Company Stockholder).
(b)   Issuance of Incentive Merger Consideration in Escrow at Closing.   The Incentive Merger Consideration (i) shall be issued to the Persons that were Company Stockholders immediately prior to the Effective Time (other than holders of Dissenting Shares) at the Closing pursuant to this Section 3.7, free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in an Incentive Merger Consideration escrow agreement, in form and substance reasonably satisfactory to Parent, the Company and Sponsor (the “Incentive Merger Consideration Escrow Agreement”); (ii) shall be placed in escrow pursuant to Incentive Merger Consideration Escrow Agreement with the Exchange Agent or another escrow agent mutually agreed upon between Parent, the Company and Sponsor, and (iii) shall not be released from escrow until they are earned as a result of the occurrence of the applicable Milestone Event other than as set forth in Section 3.7(c). The Incentive Merger Consideration that are not earned on or before the expiration of the Calculation Period shall be automatically forfeited and cancelled and, for the avoidance of doubt, no Person shall be entitled to receive any portion of the Incentive Merger Consideration in the event that the applicable Milestone Event does not occur prior to the expiration of the Calculation Period. During such time as the Incentive Merger Consideration is in escrow and for so long as the all or the applicable portion of the Incentive Merger Consideration is not forfeited and/or cancelled: (A) the Incentive Merger Consideration shall be shown as issued and outstanding on Parent’s financial statements, and shall be outstanding as of the Effective Time; and (B) no Person that was a Company Stockholder immediately prior to the Effective Time and is eligible to receive any portion of the Incentive Merger Consideration will have all rights with respect to the Incentive Merger Consideration attributable to ownership of such Incentive Merger Consideration (including, without limitation, the right to vote such shares and the right to be paid dividends with respect such shares (other than non-taxable stock dividends, which shall remain in and become part of the Incentive Merger Consideration)).
(c)   Change in Control.   If, after the Closing and prior to the expiration of the Calculation Period, there occurs any transaction resulting in a Change in Control, then the Incentive Merger Consideration remaining in escrow at the consummation of such Change in Control shall immediately become due and payable in full within five (5) Business Days following the consummation of such Change in Control and shall be released to the Persons that were Company Stockholders immediately prior to the Effective Time (other than holders of Dissenting Shares) at the Closing subject to the terms of the Merger Consideration Escrow Agreement.
(d)   Efforts to Remain Listed.   During the Calculation Period, Parent shall take commercially reasonable efforts for Parent to remain listed as a public company on, and for the Parent Class A Common Stock to be listed on and tradable over, Nasdaq; provided, however, that the foregoing shall not limit Parent from consummating a Change in Control or entering into a Contract that contemplates a Change in Control of Parent. Upon the consummation of any Change in Control of Parent during the Calculation Period, other than as set forth in Section 3.7(c), Parent shall have no further obligations pursuant to this Section 3.7(d).

(e)   Stock Dividends or Splits.   In the event Parent shall at any time during the Calculation Period pay any dividend on shares of Parent Class A Common Stock by the issuance of additional shares of Parent Class A Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Parent Class A Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Parent Class A Common Stock, then in each such case, (i) the number of shares represented by the Incentive Merger Consideration shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Parent Class A Common Stock (including any other shares so reclassified as shares of Parent Class A Common Stock) outstanding immediately after such event and the denominator of which is the number of shares of Parent Class A Common Stock that were outstanding immediately prior to such event, and (ii) the per share dollar amount of the Milestone Event shall be appropriately adjusted to provide to such Company Stockholders the same economic effect as contemplated by this Agreement prior to such event. The provisions in this Section 3.7(e) shall apply equally to restricted stock units or employee stock options issued by Parent.
3.8   Adjustment.   The shares comprising the Closing Merger Consideration and Conversion Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Shares occurring prior to the date the shares comprising the Closing Merger Consideration are issued.
3.9   No Fractional Shares.   No fractional shares of Parent Class A Common Stock, or certificates or scrip representing fractional shares of Parent Class A Common Stock, will be issued upon the conversion of the Company Capital Stock pursuant to the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Any holder of a share of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock (after aggregating all fractional shares of Parent Class A Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Redemption Price.
3.10   Lost or Destroyed Certificates.   Notwithstanding the foregoing, if any Company Stock Certificate, shall have been lost, stolen or destroyed, then upon the making of a customary affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form reasonably acceptable to Parent, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Stock Certificate, the portion of the Closing Merger Consideration to be paid in respect of the shares of Company Capital Stock formerly represented by such Company Stock Certificate as contemplated under this ARTICLE III.
3.11   Withholding.   Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law (as reasonably determined by Parent and the Surviving Corporation, respectively). To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Taxing Authorities in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as (i) disclosed in the Company SEC Documents filed with or furnished to the SEC, (ii) information that is publicly available in unredacted form no later than the second day prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is reasonably apparent from the content of such Parent SEC Documents, but excluding any risk factor disclosures or other similar cautionary or predictive statements therein), it being acknowledged that nothing disclosed in such Company SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Sections 4.1, 4.2 or 4.5, or (iii) set forth in the disclosure schedules delivered by the Company to Parent prior to the execution of this Agreement (each of which qualifies (a) the correspondingly numbered representation or warranty specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on its face or cross referenced), the Company hereby represents and warrants to Parent that:
4.1   Corporate Existence and Power.   Each of the Company and its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction of its incorporation or organization, as applicable (the Company and its Subsidiaries, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, to own, lease or otherwise hold and operate its properties and other assets and to carry on the Business as presently conducted and as proposed to be conducted. Each member of the Company Group is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect in respect of the Company Group. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the organizational documents of the Company Group, in each case as amended to the date hereof. Neither the Company nor any Subsidiary has taken any action in violation or derogation of its organizational documents.
4.2   Authorization.
(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Merger, subject to receipt of the Company Stockholder Approval. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than, in the case of the Merger, the receipt of the Company Stockholder Approval) or the Ancillary Agreements. This Agreement and the Ancillary Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement and the Ancillary Agreements to which the Company is a party constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”).
(b)   By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Board of Directors of the Company, the Board of Directors of the Company has (i) approved the execution, delivery and performance by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein and therein; (ii) determined that this Agreement, the Ancillary Agreements to which it is a party, and the transactions contemplated hereby and thereby, upon the terms and subject to the conditions set forth herein, are advisable and fair to and in the best interests of the Company and the Company Stockholders; (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement (the “Company Board Recommendation”). The affirmative vote or written consent of Persons holding more than fifty percent (50%) (on an as-converted basis) of the voting power of the Company Stockholders who deliver written consents or are present in person or by proxy at such meeting and voting thereon are required to, and shall be sufficient to, approve this Agreement and the transactions (including, for the avoidance of doubt, the Company’s de-listing from Euronext) contemplated hereby (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote or consent of any of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby.
4.3   Governmental Authorization.   None of the execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is or will be a party, or the consummation of the transactions contemplated hereby or thereby, requires any consent, approval, license, Order or other action by or in respect of, or registration, declaration or filing with, any Authority other than the filing of the Articles of Merger with the Secretary of State of the State of Nevada pursuant to the NRS, except for SEC or Nasdaq approval required to consummate the transactions contemplated hereunder.
4.4   Non-Contravention.   None of the execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby and thereby does or will (a) contravene or conflict with the Company Group’s organizational documents, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group or to any of its respective properties, rights or assets, (c) except for the Contracts listed on Schedule 4.8 requiring Company Consents (but only as to the need to obtain such Company Consents), (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or to a loss of any material benefit to which the Company Group is entitled, in the case of each of clauses (i)  — (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or any of its respective properties, rights or assets, (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s properties, rights or assets, or (e) require any consent, approval or waiver from any Person pursuant to any provision of the organizational documents of the Company Group, except for such consent, approval or waiver which shall be obtained (and a copy provided to Parent) prior to the Closing, except in the case of clauses (c)  – (e) as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.
4.5   Capitalization.
(a)   The authorized capital stock of the Company consists of 450,000,000 shares of Company Common Stock, US$0.001 par value per share, and 50,000,000 shares of Company Preferred Stock, US$0.001 par value per share. There are 16,869,613 shares of Company Common Stock and no shares of Company Preferred Stock issued and outstanding as of the date of this Agreement provided that the foregoing total will increase to 17,962,613 upon the closing of a private placement sale of shares by the Company occurring substantially concurrently with the signing of this Agreement. There are no shares of Company Common Stock that may be issued upon the conversion or exchange of outstanding Company Preferred Stock and 4,629,117 shares of Company Common Stock that may be issued upon the conversion or exchange of outstanding Company Convertible Notes. There are 5,862,050 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan, of which (i) no shares have been issued pursuant to restricted stock purchase agreements, and (ii) no shares of Company Common Stock are reserved for issuance pursuant to outstanding unexercised Company Options. No other shares of capital stock or other voting securities of the Company are authorized, issued, reserved for issuance or outstanding. All issued and outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Laws (including any applicable securities laws) and in compliance with the Company Charter and the Company Bylaws. No shares of Company Common Stock or Company Preferred Stock are subject to or were issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the NRS, the Company Charter or any Contract to which the Company is a party or by which the Company or any of its properties, rights or assets are bound).
(b)   As of the date of this Agreement, all outstanding shares of Company Capital Stock are owned of record by the Persons set forth on Schedule 4.5 in the amounts set forth opposite their respective names. Schedule 4.5 contains a true, correct and complete list of (i) each Company Option outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof, (ii) each Company Warrant outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock or Company Preferred Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof and (iii) each Company Convertible Note outstanding as of the date of this Agreement, the holder thereof, the amount of such Company Convertible Note, and the number of shares of Company Common Stock or Company Preferred Stock issuable thereunder or otherwise subject thereto.
(c)   As of the date of this Agreement, there were outstanding (i) Company Options to purchase an aggregate of 5,862,050 shares of Company Common Stock (of which options to purchase an aggregate of 3,700,034 shares of Company Common Stock were vested and exercisable and 5,862,050 were incentive stock options), (ii) vested Company RSUs with respect to an aggregate of no shares of Company Common Stock and (iii) no additional shares of Company Common Stock were reserved for issuance pursuant to the Equity Incentive Plan.
(d)   Except for the Company Options, the Company Warrants, the Company Convertible Notes and the Company Preferred Stock, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company Group is or may become obligated to issue or sell any of its shares of Company Capital Stock or other securities, (ii) outstanding obligations of the Company Group to repurchase, redeem or otherwise acquire outstanding capital stock of the Company Group or any securities convertible into or exchangeable for any shares of capital stock of the Company Group, (iii) treasury shares of capital stock of the Company Group, (iv) bonds, debentures, notes or other Indebtedness of the Company Group having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company Group may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company Group (including pursuant to any provision of Law, the Company Group’s organizational documents or any Contract to which the Company Group is a party), or (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) with respect to the sale or voting of shares or securities of the Company Group (whether outstanding or issuable). There are no issued, outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company Group.
(e)   Each Company Option (i) was granted in compliance in all material respects with (A) all applicable Laws and (B) all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of such share at the close of business on the date of such grant, and (iii) has a grant date identical to the date on which the Board of Directors of the Company or compensation committee actually awarded such Company Option.
4.6   Subsidiaries.   Schedule 4.6 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and, if the Company (directly or via one or more of its Subsidiaries) does not own 100% of the shares or equity interests of such Subsidiary, the number of issued and outstanding shares or other equity interests and the record holders thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered, fully paid and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable securities Laws and such Subsidiary’s organizational documents in force at the relevant time, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s organizational documents).
4.7   Corporate Records.   All proceedings occurring since January 1, 2020 of the Board of Directors of the Company, including all committees thereof, and of the Company Stockholders, and all consents to actions taken thereby that are required by Law, the Company Charter or the Company Bylaws, are accurately reflected in the minutes and records contained in the corporate minute books of the Company and made available to Parent. The stockholder ledger of the Company is true, correct and complete.

4.8   Consents.   The Contracts listed on Schedule 4.8 are the only Contracts material to the Business requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any Ancillary Agreement to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).
4.9   Financial Statements.
(a)   Company has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Company with the SEC since Company’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Company has made available to the Parent true and complete copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) Business Days prior to the date of this Agreement: (i) Company’s Annual Reports on Form 10-K for each fiscal year of Company beginning with the first year that Company was required to file such a form, (ii) Company’s Quarterly Reports on Form 10-Q for each fiscal quarter of Company beginning with the first quarter Company was required to file such a form, (iii) all proxy statements relating to Company’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 4,9) filed by Company with the SEC since Company’s formation (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above, whether or not available through EDGAR, collectively, as they have been amended, revised or superseded by a later filing, the “Company SEC Documents”). The Company has also delivered to Parent the unaudited consolidated balance sheet of the Company as of December 31, 2023 and the related statements of operations, changes in stockholders’ equity and cash flows for the twelve-month period ended December 31, 2023 2022 (the “Unaudited Financial Statements” and, together with the financial statements included in the Company SEC Documents, the “Company Financial Statements”). The Company Financial Statements have been prepared in conformity with U.S. GAAP applied on a consistent basis and in accordance with the requirements of the Public Company Accounting Oversight Board for public companies. The Company Financial Statements fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Financial Statements were prepared from the Books and Records of the Company in all material respects. Since December 31, 2023 (the “Balance Sheet Date”), except as required by applicable Law or U.S. GAAP, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.
(b)   Except: (i) as specifically disclosed, reflected or fully reserved against on the Balance Sheet; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practices since the Balance Sheet Date; (iii) for liabilities that are executory obligations arising under Contracts to which the Company is a party (none of which, with respect to the liabilities described in clause (ii) and this clause (iii) results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) for expenses incurred in connection with the negotiation, execution and performance of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby; (v) for liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (v) for liabilities set forth on the Company SEC Documents or Schedule 4.9(b), the Company does not have any material liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise).
(c)   Except as reflected on the Balance Sheet or set forth on Schedule 4.9(c), the Company Group does not have any Indebtedness.

4.10   Internal Accounting Controls.   The Company has established a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and the Company’s historical practices and to maintain asset accountability; and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
4.11   Absence of Certain Changes.   From the Balance Sheet Date until the date of this Agreement, (a) the Company has conducted its businesses in the ordinary course and in a manner consistent with past practice; (b) there has not been any Material Adverse Effect in respect of the Company; and (c) the Company has not taken any action that, if taken after the date of this Agreement and prior to the consummation of the Merger, would require the consent of Parent pursuant to Section 6.1 and for which Parent has not given such consent.
4.12   Properties; Title to the Company Group’s Assets.
(a)   All items of Tangible Personal Property are in good operating condition and repair in all material respects and function in accordance with their intended uses (ordinary wear and tear excepted), have been properly maintained in all material respects and are suitable for their present uses so as not to constitute a Material Adverse Effect.
(b)   The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use all of the tangible assets reflected on the Balance Sheet. Except as set forth on Schedule 4.12, no such tangible asset is subject to any Lien other than Permitted Liens. The Company Group’s assets constitute all of the rights, properties, and assets, including goodwill, necessary for the Company Group to operate the Business immediately after the Closing in substantially the same manner as the Business is currently being conducted.
4.13   Litigation.
(a)   There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company Group, any of the officers or directors of the Company Group, the Business, any of the Company Group’s rights, properties or assets or any Contract before any Authority or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Ancillary Agreement. There are no outstanding judgments against the Company Group or any of its rights, properties or assets that would be material to the Company Group as a whole. The Company Group or any of its rights, properties or assets is not, nor has been since January 1, 2021, subject to any Action by any Authority that is material to the Business or the Company Group as a whole.
(b)   There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company Group, any of the officers or directors of the Company Group which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Ancillary Agreement.
4.14   Contracts.
(a)   Schedule 4.14(a) sets forth a true, complete and accurate list, as of the date of this Agreement, of all of the following Contracts as amended to date which are currently in effect (collectively, “Material Contracts”):
(i)   all Contracts that require annual payments or expenses incurred by, or annual payments or income to, the Company Group of US$200,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practices) including sales, advertising, agency, sales promotion, market research, marketing or similar contracts;
(ii)   each Contract with any current employee of the Company Group (A) which has continuing obligations for payment of an annual compensation of at least US$200,000, and which is not terminable for any reason or no reason upon reasonable notice without payment of any penalty, severance or other obligation; (B) providing for severance or post-termination payments or benefits to such employee in excess of US$60,000 (other than COBRA obligations or similar requirements under applicable local Law); or (C) providing for a payment or benefit in excess of US$60,000 upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or as a result of a change of control of the Company;
(iii)   all Contracts creating a joint venture, strategic alliance, limited liability company or partnership arrangement to which a member of the Company Group is a party;
(iv)   all Contracts relating to any acquisitions or dispositions of assets of value in excess of US$100,000 by the Company Group (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practices);
(v)   all IP Contracts, separately identifying all such IP Contracts under which the Company is obligated to pay royalties thereunder and all such IP Contracts under which the Company is entitled to receive royalties thereunder;
(vi)   all Contracts limiting the freedom of the Company Group to compete in any line of business or industry, with any Person or in any geographic area;
(vii)   all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations, other than Standard Contracts;
(viii)   all Contracts with or pertaining to the Company Group to which any Affiliate of the Company Group is a party, other than any Contracts relating to such Affiliate’s status as a Company Securityholder or Contracts entered into on arms’ length terms by which any Company Group company provides goods or services to any other Company Group company;
(ix)   all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Lease) and which involve payments to the lessor thereunder in excess of US$200,000 per year;
(x)   all Contracts creating or otherwise relating to outstanding Indebtedness (other than intercompany Indebtedness) in the aggregate that are valued at US$250,000 or greater;
(xi)   all Contracts relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company Group (other than the organizational or constitutive documents of the Company Group);
(xii)   all Contracts not cancellable by the Company Group with no more than ninety (90) days’ notice if the effect of such cancellation would result in monetary penalty to the Company Group in excess of US$200,000 per the terms of such Contract;
(xiii)   all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement and which constitute Material Contracts as defined by the other subsections of this Section 4.14(a);
(xiv)   all Contracts under which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the amount or value thereof will be calculated on the basis of, the transactions contemplated by this Agreement or any Ancillary Agreement; and
(xv)   all collective bargaining agreements or other agreement with a labor union, labor organization or works council or other representative of a group of employees.
(b)   Each Material Contract is (i) a valid and binding agreement, (ii) in full force and effect and (iii) enforceable by and against the Company Group and, to the Company’s Knowledge, each counterparty that is party thereto, subject, in the case of this clause (iii), to the Enforceability Exceptions. Neither the Company Group nor, to the Company’s Knowledge, any other party to a Material Contract is in material breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract. The Company Group has not assigned, delegated or otherwise transferred any of its rights or obligations under any Material Contract or granted any power of attorney with respect thereto.
(c)   The Company Group is in compliance in all material respects with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or Contracts establishing or evidencing any Indebtedness. The consummation and closing of the transactions contemplated by this Agreement shall not cause or result in an event of default under any instruments or Contracts establishing or evidencing any Indebtedness.
4.15   Licenses and Permits.   The Company Group maintains in full force and effect all material licenses, franchises, permits, orders, approvals and other similar material authorizations required under applicable Law for the Company Group to carry out or conduct the Business as currently conducted (the “Permits”). Such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement or any Ancillary Agreement. The Company Group is not in material breach or violation of, or material default under, any such Permit, and, to the Company’s Knowledge, no basis (including the execution of this Agreement and the other Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement) exists which, with notice or lapse of time or both, would reasonably constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. The Company Group has not received any notice from any Authority regarding any material violation of any Permit. There has not been and there is not any pending or, to the Company’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Authority against the Company Group involving any Permit and that is reasonably likely to give rise to a Material Adverse Effect.
4.16   Compliance with Laws.
(a)   Neither the Company Group nor, to the Knowledge of the Company, any Representative or other Person acting on behalf of the Company Group, is in violation in any material respect with and, to the Knowledge of the Company, since January 1, 2021, no such Person has failed to be in material compliance with, all material Laws and Orders applicable to the Company Group and the Business. Since January 1, 2021, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or be likely to result in a violation by the Company Group of failing to comply with, or incurring any material liability in respect of any violation of or material noncompliance with, any Laws, Orders or policies by Authority that are or were applicable to it or the conduct or operation of the Business or the ownership or use of any of its assets and (ii) no Action is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company Group. Since January 1, 2021, the Company Group has not been threatened to be charged with, or given written notice of any material violation of any Law or any judgment, order or decree entered by any Authority.
(b)   Neither the Company Group nor, to the Knowledge of the Company, any Representative or other Person acting on behalf of the Company Group is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
4.17   Intellectual Property.
(a)   Except as set forth on Schedule 4.17(a), to the Knowledge of the Company, the Company Group is the sole and exclusive owner of the Company Owned IP, which is held fully free and clear of any Liens (except for Permitted Liens). The Company or any of its Subsidiaries is the sole and exclusive licensee of each item of Company Exclusively Licensed IP, free and clear of any Liens (except for Permitted Liens). The Company Group has a valid right to use the Company Licensed IP, subject to the terms and conditions of the applicable Contracts therefor.

(b)   Schedule 4.17(b) sets forth a true, correct and complete list of all (i) Company IP that is Registered Owned IP (ii) Domain Names constituting Company Owned IP; and (iii) all social media handles constituting Company Owned IP; accurately specifying as to each of the foregoing, as applicable (A) the title, mark, or Domain Name, or social media handle; (B) the country of filing/registration/issuance, or the Domain Name registrar or the social media provider; (C) the name of the current owner; (D) the registration, issuance, issue, application, and filing numbers, (E) the date of registration, issuance, application and filing; and (F) the prosecution status. Schedule 4.17(b)(i) sets forth a complete list of all material unregistered Copyrights within the Company Owned IP specifying the current owner of such material Copyrights. There are no material unregistered Trademarks.
(c)   Except as set forth on Schedule 4.17(c), to the Knowledge of the Company, all Registered Owned IP that constitute issued Patents are valid and in effect. All Registered Exclusively Licensed IP that constitute issued Patents are subsisting and, to the Knowledge of the Company, valid and in effect. No Registered Owned IP, and to the Knowledge of the Company no Registered Exclusively Licensed IP, is or has been involved in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened in writing with respect thereto. In the past three (3) years, there have been no claims filed, served or threatened in writing against the Company Group contesting the validity, use, ownership, enforceability, patentability, registrability, or scope of any Registered IP. Except as set forth on Schedule 4.17(b), all registration, maintenance and renewal fees currently due in connection with any Registered Owned IP, and to the Knowledge of the Company all Registered Exclusively Licensed IP, have been paid and all documents, recordations and certificates in connection therewith have been filed with the authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such rights and recording the Company Group’s ownership or interests therein. No Company Owned IP has been dedicated to the public or otherwise allowed to fall into the public domain.
(d)   In the past three (3) years, there have been no claims filed, served or threatened in writing against the Company Group alleging any conflict with, infringement, misappropriation, or other violation of any Intellectual Property of a third Person (including any unsolicited written offers to license any such Intellectual Property). There are no Actions pending that involving a claim against the Company Group by a third Person alleging infringement or misappropriation of such third Person’s Intellectual Property. To the Knowledge of the Company, in the past three (3) years no third Person has conflicted with, infringed, misappropriated, or otherwise violated any Company IP.
(e)   Except as may be set forth in the Company SEC Documents, in the past three (3) years the Company Group has not filed, served, or threatened a third Person with any claims alleging any conflict with, infringement, misappropriation, or other violation of any Company IP. There are no Actions pending that involving a claim against a third Person the Company alleging infringement or misappropriation of Company IP. The Company Group is not subject to any Order that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property by the Company Group.
(f)   Except as disclosed on Schedule 4.17(f), each employee, agent, consultant, and contractor who has contributed to or participated in the creation or development of any Company Owned IP on behalf of the Company Group or any predecessor in interest thereto has executed a form of proprietary information and/or inventions agreement or similar written Contract with, or has agreed to workrules of, the Company Group under which such Person has signed a valid and enforceable agreement containing (i) a present and irrevocable assignment in favor of the applicable the Company Group member (or such predecessor in interest, as applicable), for Company Owned IP, of all right, title and interest in all Intellectual Property developed, made, authored, created, conceived or reduced to practice by such employee, agent, consultant, and contractor, within the scope of their employment or retention by, or under the instructions of, the applicable Company Group member; and (ii) confidentiality provisions obligating such employee, agent, consultant, and contractor to maintain the confidentiality of any Trade Secrets within the Company IP. To the Knowledge of the Company, no current or former employee, agent, consultant, and contractor is in material default or breach of any term of such agreement.

(g)   Except as may be set forth in the Company SEC Documents, no government funding or facility of a university, college, other educational institution or research center was used in the development of any item of Registered IP or to the Knowledge of the Company any item of Company IP.
(h)   None of the execution, delivery or performance by the Company of this Agreement or any of the Ancillary Agreements to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby will (i) cause any item of Company Owned IP, or any material item of Company Licensed IP immediately prior to the Closing, to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations by the Company Group in order to use or exploit any other such Intellectual Property to the same extent as the Company Group was permitted immediately before the Closing.
(i)   Except with respect to the agreements listed on Schedule 4.14(a)(v), the Company Group is not obligated under any Material Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.
(j)   The Company Group has exercised reasonable efforts necessary to maintain, protect and enforce the secrecy, confidentiality and value of all Trade Secrets and all other material Confidential Information, in each instance that are at least consistent with customary efforts undertaken by third Persons in the industry within which the Business is a part. No Company IP is subject to any technology or source code escrow arrangement or obligation. No person other than the Company Group and its employees and contractors (i) has a right to access or possess any source code of the Software constituting the Company Owned IP, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement. The Company Group is in actual possession and control of the source code of any Software constituting Company Owned IP and all related documentation and materials.
(k)   Schedule 4.17(k) is list of material software and data bases relating to the operation of any asset of the Company or its subsidiaries showing the nature of rights enjoyed, whether such software is owned by the Company and its Subsidiaries or licensed from third parties and, if owned by the Company and its Subsidiaries, whether developed in house or by third parties and whether source code and system documentation are possessed.
(l)   Schedule 4.17(l) contains a list of all of the Company’s and its Subsidiaries’ inbound and outbound (i) material IP, software and technology agreements (including in each case, licenses, covenants not to sue, co-branding agreements, co-existence agreements, releases, options, rights of first offer, rights of first refusal and settlements) (ii) written research and development agreements and other agreements (other than employment agreements) pursuant to which Intellectual Property or software was or is intended to be developed by or for the Company or any of its Subsidiaries, and (iii) source code escrow arrangements that the Company or any of its Subsidiaries has with any third parties.
(m)   The Company Group has a privacy policy regarding the collection, use or disclosure of data in connection with the operation of the Business as currently conducted (the “Privacy Policy”) that is made available to all visitors to the Sites. For purposes of this Section 4.17(m), “Sites” shall mean, any websites or applications made available to the general public provided by or on behalf of the Company Group. To the Knowledge of the Company, the Privacy Policy accurately describes the Company Group’s collection, disclosure and use of Personal Information and materially complies with all applicable Data Protection Laws. To the Knowledge of the Company, none of the marketing materials and/or advertisements made, or provided by, or on behalf of the Company Group have been inaccurate in a material way, misleading in a material way, or unfair or deceptive in material violation of applicable Data Protection Laws.
(n)   In connection with its Processing of any Personal Information, the Company Group is in material compliance with all applicable Data Protection Laws. The Company Group has complied in all material respects with such privacy policies, rules, and procedures in connection with any Processing by the Company Group of any Personal Information of any Person. To the Knowledge of the Company, there are no written complaints or audits, proceedings, investigations or claims pending against the Company Group by any Authority, or by any Person, in respect of Processing of Personal Information by or on behalf of the Company Group. The Company Group (i) has implemented commercially reasonable physical, technical, organizational and administrative security measures and policies designed to protect all Personal Information Processed or maintained by the Company Group from unauthorized physical or virtual access, use, modification, acquisition, disclosure or other misuse, and (ii) requires by written contract all material third party providers and other persons who Process Personal Information on the Company Group’s behalf, to implement commercially reasonable security programs and policies consistent with applicable Data Protection Laws. Without limiting the generality of the foregoing, to the Knowledge of the Company, since January 1, 2021, the Company Group has not experienced any material loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Information maintained by or on behalf of the Company Group (including by any agent, subcontractor or vendor of the Company Group) for which the Company Group would be required to make a report to a governmental authority, a data subject, or any other Person.
(o)   To the Knowledge of the Company, the Software that constitutes Company Owned IP and all Software that is used by the Company Group is (i) free of all viruses, worms, Trojan horses and other material known contaminants and (ii) does not contain any bugs, errors, or problems of a material nature that would disrupt its operation or have an adverse impact on the operation of other Software. The Company Group has not incorporated Publicly Available Software into the Company Group’s products and services, and the Company Group has not distributed Publicly Available Software as part of the Company Group’s products and services other than as set forth on Schedule 4.17(m) in a manner that subjects, in whole or in part, any Software constituting Company Owned IP to any Copyleft License obligations. The Company Group is in material compliance with all Publicly Available Software license terms applicable to any Publicly Available Software licensed to or used by the Company Group. No member of the Company Group has received any written notice from any Person that it is in breach of any license with respect to Publicly Available Software.
(p)   The Company Group has implemented and maintained (or, where applicable, has required its vendors to maintain) in material compliance with its contractual obligations to other Persons, reasonable security measures designed to protect, preserve and maintain the performance, security and integrity of all computers, servers, equipment, hardware, networks, Software and systems used, owned, leased or licensed by the Company Group in connection with the operation of the Business (the “Company Information Systems”). To the Company’s Knowledge, there has been no unauthorized access to or use of the Company Information Systems, nor has there been any downtime or unavailability of the Company Information Systems that resulted in a material disruption of the Business. The Company Information Systems are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Business. There has been no failure with respect to any Company Information System that has had a material effect on the operations of the Company Group.
4.18   Employees; Employment Matters.
(a)   The Company has made available to Parent or its counsel a true, correct and complete list of the employees of the Company as of the date hereof.
(b)   The Company has made available to Parent or its counsel a true, correct and complete list of each of the current independent contractors or consultants of the Company as of the date hereof.
(c)   The Company Group is not a party to any collective bargaining agreement or similar labor agreement with respect to any employees of the Company, and, since January 1, 2021, there has been no proceeding by a labor union or other employee representative or group of employees seeking to organize or represent any employees of the Company Group. There is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of the Company, threatened against the Company Group, and, since January 1, 2021, the Company Group has not experienced any strike, slowdown, work stoppage or lockout by or with respect to its employees. There is no unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened, before any applicable Authority relating to employees of the Company.

(d)   There are no pending or, material Actions against the Company Group brought by or on behalf of any current or former employee or independent contractor of the Company, and to the Knowledge of the Company, no such Actions are threatened that are reasonably likely to give rise to a Material Adverse Effect.
(e)   Since January 1, 2021, the Company Group has been in compliance with notice and other requirements under the Workers’ Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local or applicable foreign statute, rule or regulation relating to plant closings and layoffs (collectively, the “WARN Act”). Since January 1, 2021, the Company has not implemented any “mass layoff” or “plant closing” or engaged in any other layoffs or employee reductions that resulted in obligations under the WARN Act. There is no ongoing or contemplated location closing, employee layoff, or relocation activities that would trigger notice or any other requirements under the WARN Act.
(f)   The Company Group is, and for the past six (6) years has been, in material compliance in all respects with all applicable Laws relating to employment or the engagement of labor including in jurisdictions where the Company Group has engaged employees, contractors, or other service providers, relating to wages, hours, overtime, collective bargaining, equal employment opportunity, discrimination, harassment (including, but not limited to sexual harassment), retaliation, immigration, verification of identity and employment authorization of individuals employed in the United States, employee leave, disability rights or benefits, employment and reemployment rights of members and veterans of the uniformed services, paid time off/vacation, unemployment insurance, safety and health, COVID-19, workers’ compensation, pay equity, restrictive covenants, whistleblower rights, child labor, classification of employees and independent contractors, meal and rest breaks, reimbursement of business expenses, and the collection and payment of withholding or social security Taxes. Each individual currently engaged by the Company as an independent contractor or consultant is, and for the past three (3) years has been, correctly classified by the Company as an independent contractor, and the Company has not received any notice from any Authority or Person disputing such classification. Each of the employees of the Company classified by the Company as “exempt” is, and for the past three (3) years has been, correctly classified by the Company as “exempt” under applicable Law.
(g)   For the past three (3) years, the Company has complied in all respects, with all laws relating to the verification of identity and employment authorization of individuals employed in the United States. No audit by any Authority is currently being conducted, is pending, or is threatened to be conducted, with respect to any workers employed by any member of the Company Group.
(h)   To the Knowledge of the Company, no Key Employee is a party to or bound by any enforceable confidentiality agreement, non-solicitation, non-competition agreement or other restrictive covenant (with any Person) that materially interferes with: (i) the performance by such Key Employee of his or her duties or responsibilities as an officer or employee of the Company Group or (ii) the Company Group’s business or operations. No Key Employee has given notice of his or her intent to terminate his or her employment with the Company Group, nor has the Company Group provided notice of its present intention to terminate the employment of any of the foregoing.
(i)   Since January 1, 2021, the Company Group has not received notice of any claim or litigation relating to an allegation of discrimination, retaliation, harassment (including sexual harassment), or sexual misconduct; nor is there any outstanding obligation for the Company Group under any settlement relating to such matters and, to the Knowledge of the Company no such claim or litigation has been threatened. Since January 1, 2021, the Company has investigated all workplace harassment (including sexual harassment), discrimination, retaliation, and workplace violence claims or complaints reported to the Company Group relating to current and/or former employees or contractors of the Company Group or third-parties who interacted with current and/or former employees of the Company Group. With respect to each such claim or complaint found to have merit, the Company has taken reasonable corrective action. Further, to the Knowledge of the Company, since January 1, 2021, no allegations of discrimination, retaliation, harassment (including sexual harassment), or sexual misconduct have been made against any individual in his or her capacity as director or an employee of the Company Group.
(j)   As of the date hereof and since January 1, 2021, there have been no material audits of the Company Group by any Authority, under any applicable federal, state or local occupational safety and health Law and Orders (collectively, “OSHA”) against the Company Group, nor have there been any related charges, fines, or penalties, and the Company Group has been in compliance in all material respects with OSHA.
4.19   Withholding.   Except as disclosed on Schedule 4.19, all reasonably anticipated obligations of the Company Group with respect to employees of the Company Group (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business consistent with past practices), whether arising by operation of Law, or by contract, for salaries, bonuses and vacation pay/paid time off to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or accrued on the Company Financial Statements prior to the Closing Date.
4.20   Employee Benefits.
(a)   The Company SEC Documents or Schedule 4.20(a) sets forth a correct and complete list of all Plans and indicates which Plans are PEO Sponsored Plans. With respect to each Plan that is not a PEO Sponsored Plan, the Company has made available to Parent or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Plan and all amendments thereto, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the three (3) most recent annual reports on Form 5500 and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or advisory letter received by the Company from the Internal Revenue Service regarding the tax-qualified status of such Plan and (vi) the three (3) most recent written results of all required compliance testing.
(b)   No Plan is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of the Company, or any ERISA Affiliate has withdrawn at any time within the preceding six years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.
(c)   With respect to each Plan that is intended to qualify under Section 401(a) of the Code, such Plan, and with respect to each PEO Sponsored Plan, to the Knowledge of the Company, including its related trust, has received a determination letter (or may rely upon opinion letters in the case of any prototype plans) from the Internal Revenue Service that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such Plan that could cause the loss of such qualification or exemption.
(d)   There are no pending or, to the Knowledge of the Company, threatened Actions against or relating to the Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any Plan with respect to the operation of such Plan (other than routine benefits claims). No Plan, and with respect to each PEO Sponsored Plan, to the Knowledge of the Company, is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Authority.
(e)   Each Plan, and with respect to each PEO Sponsored Plan, to the Knowledge of the Company has been established, administered and funded in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. There is not now, nor, to the Knowledge of the Company, do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of the Company under ERISA or the Code. All premiums due or payable with respect to insurance policies funding any Plan have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Financial Statements.
(f)   None of the Plans, and with respect to each PEO Sponsored Plan, with respect to Employees, provide retiree health or life insurance benefits, except as may be required by COBRA. There has been no violation of the “continuation coverage requirement” of “group health plans” as set forth in COBRA with respect to any Plan, and with respect to each PEO Sponsored Plan, to the Knowledge of the Company, to which such continuation coverage requirements apply.
(g)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company with respect to any Plan; (ii) increase any benefits otherwise payable under any Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.
(h)   Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, Section 409A of the Code and all applicable regulatory guidance (including, notices, rulings and proposed and final regulations) thereunder.
(i)   Each Plan, and with respect to each PEO Sponsored Plan, to the Knowledge of the Company, that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act and no circumstances of noncompliance exist that could result in the imposition of any tax, penalty or fine thereunder.
(j)   All Plans subject to the laws of any jurisdiction outside of the United States (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.
4.21   Real Property.
(a)   Except as set forth on Schedule 4.21, the Company Group does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. The Leases listed on Schedule 4.21 are the only Contracts pursuant to which the Company Group leases any Real Property or right in any Real Property. The Company Group has provided to Parent and Merger Sub accurate and complete copies of all Leases. The Company Group has good, valid and subsisting title to its respective leasehold estates in the research, manufacturing, and office facilities described on Schedule 4.21, free and clear of all Liens. The Company Group has not materially breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company Group or served upon the Company Group claiming any violation of any local zoning ordinance.
(b)   Except as set forth on Schedule 4.21, with respect to each Lease: (i) it is valid, binding and enforceable in accordance with its terms and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the Company Group has been in peaceable possession of the premises leased thereunder since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the Company Group’s obligations thereunder has been granted by the lessor; (v) the Company Group has performed all material obligations imposed on it under such Lease and there exist no default or event of default thereunder by the Company Group or, to the Company’s Knowledge, by any other party thereto; (vi) there exists, to the Company’s Knowledge, no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would reasonably be expected to become a default or event of default by the Company Group thereunder; (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder and (viii) the Company Group has not exercised early termination options, if any, under such Lease. The Company Group holds the leasehold estate established under the Leases free and clear of all Liens, except for Liens of mortgagees of the Real Property on which such leasehold estate is located or other Permitted Liens. The Real Property leased by the Company Group is, to the Knowledge of the Company, in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and, to the Knowledge of the Company, there are no material repair or restoration works likely to be required in connection with such leased Real Property. The Company Group is in physical possession and actual and exclusive occupation of the whole of the leased premises, none of which is subleased or assigned to another Person unless the Company has concluded that a sublease is reasonable under the circumstances. To the Knowledge of the Company, the Company Group does not owe any brokerage commission with respect to any Real Property.
4.22   Tax Matters.   Except as set forth on Schedule 4.22,
(a)   (i) The Company Group has duly filed all income and other material Tax Returns which are required to be filed by it, and has paid all material Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing to any member of the Company Group, with respect to a material amount of Taxes of the Company Group; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) the Company Group has duly withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by the Company Group in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vi) the Company Group has collected and remitted to the applicable Taxing Authority all material sales Taxes required to be collected by the Company Group; (vii) no member of the Company Group has requested any letter ruling from the IRS (or any comparable ruling from any other Taxing Authority); (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (ix) no member of the Company Group has received any written request from a Taxing Authority in a jurisdiction where member of the Company Group has not paid any Tax or filed Tax Returns asserting that the member of the Company Group is or may be subject to Tax in such jurisdiction, and no member of the Company Group has a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized; (x) the Company Group is not nor has it ever been a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (xi) the Company has not been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); (xii) the Company Group has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xiii) no member of the Company Group is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiv) no member of the Company has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).
(b)   No member of the Company Group will be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or similar provision of state, local or non-U.S. Law) executed on or before the Closing Date; (iii) any installment sale or open sale transaction disposition made on or before the Closing Date (iv) any prepaid amount received on or before the Closing Date outside the ordinary course of business; (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (vi) an entity in the Company Group that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued on or before the Closing; (vii) “global intangible low-taxed income” of the Company Group within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing; or (viii) an election made pursuant to Section 965(h) of the Code.
(c)   The unpaid Taxes of the Company Group (i) did not, as of the most recent fiscal month-end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.
(d)   To the Knowledge of the Company, the Company Group has been in compliance in all material respects with all applicable transfer pricing laws and legal requirements.
(e)   The Company is not aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment.
(f)   No Member of the Company Group has deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of the Company and shall not defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any employees of the Company up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).
4.23   Environmental Laws.   The Company Group has complied and is in compliance with all Environmental Laws, and there are no Actions pending or, to the Knowledge of the Company, threatened against the Company Group alleging any failure to so comply. The Company Group has not (a) received any written notice of any alleged claim, violation of or liability under any Environmental Law nor any claim of potential liability with regard to any Hazardous Material, which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Material; arranged for the disposal, discharge, storage or release of any Hazardous Material; or exposed any employee or other individual or property to any Hazardous Material; as the foregoing in this item “(ii)” in any manner so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or Hazardous Material Activity. To the Knowledge of the Company, there are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company Group that could give rise to any liability or corrective or remedial obligation of the Company Group under any Environmental Laws.
4.24   Finders’ Fees.   Except as set forth on Schedule 4.24, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of its respective Affiliates who might be entitled to any fee or commission from the Company Group, Merger Sub, Parent or any of its respective Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.
4.25   Directors and Officers.   Schedule 4.25 sets forth a true, correct and complete list of all directors and officers of the Company and each Subsidiary of the Company as of the date hereof.
4.26   Anti-Money Laundering Laws.
(a)   The Company Group currently is and, since January 1, 2021, has been, in compliance with applicable Laws (excluding in each case not including Laws of the People’s Republic of China) related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Authority

(collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).
(b)   Neither the Company Group nor, to the Knowledge of the Company, any Representative of the Company Group (acting on behalf of the Company Group), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by an Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company Group nor, to the Knowledge of the Company, any Representative of the Company Group (acting on behalf of the Company Group), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the Knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.
(c)   The Company Group has not received written notice of, nor, to the Knowledge of the Company, any of its Representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.
4.27   Insurance.   The insurance policies to which the Company Group is a party are of at least like character and amount as are carried by like businesses similarly situated and sufficient for compliance with all requirements of all Material Contracts to which the Company Group is a party or by which the Company Group is bound. Since January 1, 2021, the Company Group has not been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. The Company Group does not have any self-insurance arrangements. No fidelity bonds, letters of credit, performance bonds or bid bonds have been issued to or in respect of the Company Group.
4.28   Related Party Transactions.   Except as set forth on Schedule 4.28, as contemplated by this Agreement or as provided in the Company Financial Statements, no Affiliate of the Company Group, current or former director, manager, officer or employee of any Person in the Company Group or any immediate family member or Affiliate of any of the foregoing (a) is a party to any Material Contract, or has otherwise entered into any material transaction, understanding or arrangement, with the Company Group, (b) owns any material asset, property or right, tangible or intangible, which is used by the Company Group, or (c) is a borrower or lender, as applicable, under any Indebtedness owed by or to the Company Group since January 1, 2021.

4.29   No Trading or Short Position.   None of the Company Group or any of its managers and officers, members and employees has engaged in any short sale of Parent’s voting stock or any other type of hedging transaction involving Parent’s securities (including, without limitation, depositing shares of Parent’s securities with a brokerage firm where such securities are made available by the broker to other customers of the firm for purposes of hedging or short selling Parent’s securities).
4.30   Not an Investment Company.   The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
4.31   Information Supplied.   None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Ancillary Agreements, if applicable, will, at the time of the Parent Shareholder Meeting or at the effective date of the Registration Statement, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company or included in the Parent SEC Documents, the Additional Parent SEC Documents, the SEC Statement or any Other Filing).
4.32   Independent Investigation.   The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Parent and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Parent for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Parent set forth in this Agreement and in any certificate delivered to Company pursuant hereto; and (b) the Parent and its Representatives have made no representation or warranty as to the Parent or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to Company pursuant hereto.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed in (i) the Parent SEC Documents filed with or furnished to the SEC and (ii) information that is publicly available in unredacted form no later than the second day prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is reasonably apparent from the content of such Parent SEC Documents, but excluding any risk factor disclosures or other similar cautionary or predictive statements therein), it being acknowledged that nothing disclosed in such Parent SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Sections 5.1, 5.3, 5.8 or 5.12, Parent and Merger Sub (the “Parent Parties”) hereby represent and warrant to the Company that:
5.1   Corporate Existence and Power.   Parent is a blank check company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger. Each of the Parent Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted. The Parent Parties have made available to Company, prior to the date of this Agreement, complete and accurate copies of the organizational documents of the Parent Parties, in each case as amended to the date hereof. Neither Parent nor Merger Sub nor any Subsidiary of either of them has taken any action in violation or derogation of its organizational documents.
5.2   Merger Sub.   Merger Sub was formed solely for the purpose of engaging in the transactions and activities contemplated by this Agreement. Either Parent or a wholly owned (direct or indirect) Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub and Merger Sub has no Subsidiary.

5.3   Corporate Authorization.   Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Merger, subject to receipt of the Parent Shareholder Approval. The execution and delivery by each of the Parent Parties of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each of the Parent Parties of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Parent Party. No other corporate proceedings on the part of such Parent Party are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than the Parent Shareholder Approval) or the Ancillary Agreements. This Agreement and the Ancillary Agreements to which such Parent Party is a party have been duly executed and delivered by such Parent Party and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto (other than a Parent Party), this Agreement and the Ancillary Agreements to which such Parent Party is a party constitute a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with their respective terms, subject to the Enforceability Exceptions.
5.4   Governmental Authorization.   None of the execution, delivery or performance of this Agreement or any Ancillary Agreement by a Parent Party or the consummation by a Parent Party of the transactions contemplated hereby and thereby requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for (a) any SEC or Nasdaq filings and approval required to consummate the transactions contemplated hereunder, (b) filing with the Secretary of State of the State of Delaware, a Certificate of Domestication with respect to the Domestication, (c) the filing of the Articles of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, (e) requirements under any other applicable Laws, including any filing required pursuant to the HSR Act.
5.5   Non-Contravention.   The execution, delivery and performance by a Parent Party of this Agreement or the consummation by a Parent Party of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, (b) contravene or conflict with or constitute a violation of any provision of any Law or any Order binding upon the Parent Parties, (c) (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of a Parent Party or to a loss of any material benefit to which a Parent Party is entitled, in the case of each of clauses (i)  – (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon a Parent Party or any of its respective properties, rights or assets, (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any Parent Party’s properties, rights or assets, (e) give rise to any obligation to make payments or provide compensation under any provision of any Permit, Contract or other instrument or obligations binding upon a Parent Party or (f) require any consent, approval or waiver from any Person pursuant to any provision of the organizational documents of any Parent Party, except for such consent, approval or waiver which shall be obtained (and a copy provided to the Company) prior to the Closing, except in the case of clauses (c)  – (e) as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.
5.6   Finders’ Fees.   Except for the Persons identified on Schedule 5.6, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.
5.7   Issuance of Shares.   The Aggregate Merger Consideration, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, and each such share comprising the Aggregate Merger Consideration shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the organizational or constitutive documents of Parent. The Aggregate Merger Consideration shall be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

5.8   Capitalization.
(a)   As of the date of this Agreement, the authorized share capital of Parent is US $22,100 divided into 200,000,000 Parent Class A Ordinary Shares of a par value of US $0.0001 each, 20,000,000 Parent Class B Ordinary Shares of a par value of US $0.0001 each, and 1,000,000 preference shares of a par value of US$0.0001 each, of which 6,848,192 Parent Class A Ordinary Shares (inclusive of Parent Class A Ordinary Shares included in any outstanding Parent Units), 1,747,879 Parent Class B Ordinary Share and no preference shares are issued and outstanding. As of the date of this Agreement, 11,500,000 Parent Public Warrants (inclusive of Parent Public Warrants included in any outstanding Parent Units) and 7,150,000 Parent Private Warrants are issued and outstanding. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. All outstanding Parent Warrants have been duly authorized and validly issued and constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to the Enforceability Exceptions and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s organizational documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Common Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. All outstanding Parent Units, Parent Common Shares and Parent Warrants have been issued in compliance with all applicable securities and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the organizational or constitute documents of Parent.
(b)   Merger Sub is authorized to issue 1,000 shares of common stock, par value $0.0001 per share (“Merger Sub Common Stock”), of which 1,000 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
(c)   All Indebtedness of the Parent Parties as of the date of this Agreement is disclosed in Schedule 5.8. No Indebtedness of either Parent Party contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by either Parent Party, (iii) the ability of either Parent Party to grant any Lien on its properties or assets, or (iv) the consummation of the Merger and the other transactions contemplated by this Agreement or the Ancillary Agreements.
(d)   Since the date of formation of each of the Parent Parties, and except as contemplated by this Agreement, neither of the Parent Parties has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the board of directors of either of the Parent Parties has not authorized any of the foregoing.
5.9   Information Supplied.   None of the information supplied or to be supplied by the Parent Parties expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Ancillary Agreements, if applicable, will, at the date of filing or mailing, at the time of the Parent Shareholder Meeting or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents, the SEC Statement or any Other Filing).
5.10   Trust Fund.   As of the date of this Agreement, Parent has at least US $31,936,144.71 in the trust fund established by Parent for the benefit of its public shareholders (the “Trust Fund”) in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of October 6, 2021, between Parent and the Trustee (as amended, the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and Parent’s organizational documents. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than public shareholders of Parent holding Parent Class A Ordinary Shares sold in Parent’s IPO who shall have elected to redeem their Class A Ordinary Shares pursuant to the Parent Articles) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the Parent Articles. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the Knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would reasonably be expected to constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of Parent, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate or that would entitle any Person (other than holders of Purchaser Class A Common Stock who shall have elected to redeem their shares of Parent Class A Common Stock pursuant to the Purchaser’s organizational documents to any portion of the proceeds in the Trust Account prior to the closing of a “Business Combination”, as such term is defined in the Parent’s Articles). Since November 13, 2023, Parent has not released any money from the Trust Account (other than as permitted by the Trust Agreement). As of the Effective Time and subject to the approval by Parent and the holders of Parent Common Shares of the Parent Certificate of Incorporation, (i) the obligations of Parent to dissolve or liquidate pursuant to the Parent Articles shall terminate, and (ii) Parent shall have no obligation whatsoever pursuant to the Parent Articles to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated by this Agreement. Following the Effective Time, no shareholder of Parent (other than the underwriters of the IPO or Authority for Taxes) shall be entitled to receive any amount from the Trust Account except to the extent a Parent’s public shareholder shall have elected to tender its Parent Class A Ordinary Shares for redemption pursuant to the Parent Articles (or in connection with an extension of Parent’s deadline to consummate a “Business Combination” as such term is defined in the Parent Articles).
5.11   Listing.   The Parent Class A Ordinary Shares, Parent Units and Parent Warrants are listed on Nasdaq, with trading tickers “IXAQA,” “IXAQU” and “IXAQW”.
5.12   Board Approval.
(a)   Parent’s Board of Directors (including any required committee or subgroup of such board) has unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of Parent (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in the Parent Articles and (iv) recommended to the Parent’s shareholders to adopt and approve each of the Parent Proposals (“Parent Board Recommendation”). Such resolutions have not been modified or rescinded by Parent’s Board of Directors.

(b)   The Merger Sub’s Board of Directors has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and (ii) determined that the transactions contemplated hereby are in the best interests of its sole shareholder. Such resolutions have not been modified or rescinded by Merger Sub’s Board of Directors.
5.13   Parent SEC Documents and Financial Statements.
(a)   Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company true and complete copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) Business Days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year that Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 5.13) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above, whether or not available through EDGAR, collectively, as they have been amended, revised or superseded by a later filing, the “Parent SEC Documents”).
(b)   Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the SEC Statement or Other Filing. Except for any changes (including any required revisions to or restatements of the Parent SEC Documents to (A) Parent’s accounting or classification of Parent’s outstanding redeemable shares as temporary, as opposed to permanent, equity that was or may be required as a result of related statements by the SEC staff or recommendations or requirements of Parent’s auditors, or (B) Parent’s historical or future accounting relating to any other guidance from the SEC staff after the date of this Agreement relating to non-cash accounting matters applicable to special purpose acquisition companies generally (clauses (A) through (B), collectively, “SEC SPAC Accounting Changes”), the Parent SEC Documents (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other Parent SEC Documents) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except as set forth on Section 5.13(b) of the Parent Disclosure Schedule, there are no outstanding or pending comments from the SEC with respect to the Parent SEC Documents, and no Parent SEC Documents are subject to SEC review or investigation. The public certifications are each true as of their respective dates of filing. The Parties acknowledge and agree that any restatement, revision or other modification of Parent SEC Documents as a result of any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement. Other than as disclosed in the Parent SEC Documents or as set forth on Section 5.13(b) of the Parent Disclosure Schedule, as of the date of this Agreement, (A) the Parent Class A Ordinary Shares, Parent Units and Parent Warrants are listed on Nasdaq, (B) Parent has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Parent Class A Ordinary Shares, Parent Units and Parent Warrants, (C) there are no Actions pending or, to the Knowledge of Parent, threatened in writing against Parent by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Parent Class A Ordinary Shares, Parent Units and Parent Warrants on Nasdaq and (D) such Parent Class A Ordinary Shares, Parent Units and Parent Warrants and Parent is in compliance with all of the applicable corporate governance rules of Nasdaq.
(c)   As used in this Section 5.13, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(d)   Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its IPO, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent.
(e)   Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f)   Since its IPO, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Parent Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister Parent Class A Ordinary Shares or prohibit or terminate the listing of Parent Class A Ordinary Shares on Nasdaq or prohibit the transfer of the listing to Nasdaq. Parent has not taken any action that is designed to terminate the registration of Parent Class A Ordinary Shares under the Exchange Act.
(g)   The Parent SEC Documents contain true and complete copies of the applicable Parent Financial Statements. Except as disclosed in the Parent SEC Documents, the Parent Financial Statements (i) are complete and accurate and fairly present, in conformity with GAAP under the standards of the PCAOB applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Parent as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (ii) were prepared in conformity with GAAP under the standards of the PCAOB applied on a consistent basis during the periods involved (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (iii) in the case of the audited Parent Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(h)   Except (i) as specifically disclosed, reflected or fully reserved against in the Parent Financial Statements or disclosed in Parent SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business since Parent’s formation and (iii) liabilities that would not reasonably be expected to have a Material Adverse Effect in respect of Parent and Merger Sub, there are no liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to Parent.
(i)   Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Parent’s and its Subsidiaries’ assets. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained books and records of Parent in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Parent in all material respects.
(j)   Since its incorporation, Parent has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Parent to Parent’s Knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Parent to Parent’s Knowledge or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent
5.14   Certain Business Practices.   Neither Parent nor any Representative of Parent has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any provision of the Foreign Corrupt Practices Act of 1977 or (d) made any other unlawful payment. Neither Parent nor any director, officer, agent or employee of Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Parent) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Parent or assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.
5.15   Anti-Money Laundering Laws.   The operations of Parent are and have at all times been conducted in compliance with the Money Laundering Laws, and no Action involving Parent with respect to the Money Laundering Laws is pending, or, to Knowledge of Parent, threatened.
5.16   Affiliate Transactions.   Except as described in Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director, officer, employee, shareholder, warrant holder or Affiliate of Parent or any of its Subsidiaries, on the other hand.
5.17   Compliance with Laws.   No Parent Party nor, to the Knowledge of Parent, any Representative or other Person acting on behalf of a Parent Party, is in violation in any material respect of, and, since December 31, 2021, no such Person has failed to be in compliance in all material respects with, all applicable Laws and Orders. Since December 31, 2021, (a) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by any Parent Party of, or failure on the part of any Parent Party to comply with, or any liability suffered or incurred by any Parent Party in respect of any violation of or material noncompliance with, any Laws, Orders or policies by Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its assets and (b) no Action by any Authority is pending, or to the Knowledge of Parent, threatened, alleging any such violation or noncompliance by a Parent Party. Since December 31, 2021, the Parent Parties have not been threatened in writing or, to the Parent’s Knowledge, orally to be charged with, or given written or, to Parent’s Knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Authority. Neither of the Parent Parties nor, to the Knowledge of Parent, any Representative or other Person acting on behalf of either of the Parent Parties is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
5.18   Absence of Certain Changes.   From the date of the latest balance sheet included in the Parent Financial Statements until the date of this Agreement, (a) the Parent Parties have conducted their respective businesses in the ordinary course and in a manner consistent with past practices; and (b) there has not been any Material Adverse Effect in respect of Parent Parties.
5.19   Litigation.   There is no (a) Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or that affects its or their assets or properties, or (b) Order outstanding against Parent or any of its Subsidiaries or that affects its or their assets or properties. Neither Parent nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to Parent and its Subsidiaries.
5.20   Expenses, Indebtedness and Other Liabilities.   Except as set forth in Parent SEC Documents, Parent does not have any Indebtedness or other liabilities.
5.21   Insurance.   Parent Disclosure Schedule lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by Parent relating to Parent or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and Parent is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Parent, there is no threatened in writing termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Parent. Parent has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on Parent.
5.22   Independent Investigation.   Parent has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Company and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Parent acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Parent pursuant hereto, and the information provided by or on behalf of the Company for the Proxy Statement; and (b) the Company and its Representatives have made no representation or warranty as to the Company or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Parent pursuant hereto.
5.23   Brokers and Other Advisors.   No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.
5.24   Tax Matters.
(a)   (i) Parent has duly filed all income and other material Tax Returns which are required to be filed it, and has paid all material Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing, with respect to a material amount of Taxes of Parent; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of Parent for which a Lien may be imposed on any of Parent’s assets has been waived or extended (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) the Company has collected and remitted to the applicable Taxing Authority all material sales Taxes required to be collected by the Company; (vi) Parent duly withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by Parent in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vii) Parent has not requested any letter ruling from the IRS (or any comparable ruling form any other Taxing Authority); (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of Parent; (ix) Parent has not received any written request from a Taxing Authority in a jurisdiction where Parent has not paid any Tax or filed Tax Returns asserting that Parent is or may be subject to Tax in such jurisdiction, and Parent does not have a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized; (x) Parent is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (xi) Parent has not been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was the Parent); (xii) Parent has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xiii) the Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiv) the Parent has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).
(b)   Parent will not be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) any adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-US. Income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or similar provision of state, local or non-U.S. Law) executed on or before the Closing Date; (iii) any installment sale or open sale transaction disposition made on or before the Closing Date; (iv) any prepaid amount received on or before the Closing Date outside the ordinary course of business; (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (vi) an election under Section 108(i) of the Code made on or before the Closing; (vii) Parent being treated as a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued on or before the Closing, (viii) “global intangible low-taxed income” of Parent within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing, or (ix) election made pursuant to Section 965(h) of the Code.
(c)   The unpaid Taxes of Parent (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the financial statements of Parent and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Parent in filing its Tax Return.
(d)   Parent has been in compliance in all respects with all applicable transfer pricing laws and legal requirements.
(e)   Parent is not aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment.
(f)   Parent has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of the Parent and shall not defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any employees of the Parent up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).
5.25   Employees; Benefit Plans.   Except as set forth on Schedule 5.25, Parent does not have and has never had any employees. Parent has no unsatisfied material liability with respect to any employee. Parent has never and does not currently maintain, sponsor, contribute to or have any direct or indirect liability under any Plan, and neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation of the Transactions will: (a) result in or trigger any payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of Parent; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits.
5.26   Independent Investigation.   Parent has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Company and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Parent acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement and in any certificate delivered to Parent pursuant hereto; and (b) the Parent `and its Representatives have made no representation or warranty as to the Company or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to Parent pursuant hereto.
ARTICLE VI
COVENANTS OF THE PARTIES PENDING CLOSING
6.1   Conduct of the Business.   Each of the Company and Parent covenants and agrees that:
(a)   Except as expressly contemplated by this Agreement or the Ancillary Agreements or as set forth on Schedule 6.1(a), from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), each party shall conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and use its commercially reasonable efforts to preserve intact its business and assets. Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement or the Ancillary Agreements, or as required by applicable Law, from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, without the other party’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), neither the Company nor Parent shall, nor shall either permit any of its Subsidiaries to:
(i)   amend, modify or supplement its articles of incorporation or bylaws or other organizational or governing documents except as contemplated hereby, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;
(ii)   amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, any (A) in the case of the Company, any Material Contract or (B) in the case of Parent, material contract, agreement, lease, license or other right or asset of Parent, as applicable;
(iii)   other than in the ordinary course of business consistent with past practice, modify, amend or enter into any contract, agreement, lease, license or commitment, including for capital expenditures, that extends for a term of one year or more or obligates the payment by the Company or Parent, as applicable, of more than US$200,000 (individually or in the aggregate);
(iv)   make any capital expenditures in excess of US$200,000 (individually or in the aggregate);
(v)   sell, lease, license or otherwise dispose of any of the Company’s or Parent’s, as applicable, material assets, except pursuant to existing contracts or commitments disclosed herein or in the ordinary course of business consistent with past practice;
(vi)   solely in the case of the Company, sell, lease, license or otherwise dispose of any Company Owned IP;
(vii)   (A) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; (B) pay, declare or promise to pay any other amount to any shareholder or other equityholder in its capacity as such; and (C) except as contemplated hereby or by any Ancillary Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(viii)   (A) make any loan, advance or capital contribution to any Person; (B) incur any Indebtedness including drawings under the lines of credit, in the case of the Company, in excess of an aggregate principal amount of US $250,000 or such lesser amount if the aggregate principal amount of such new Indebtedness together with the aggregate principal amount all other Indebtedness of the Company would exceed US $1,000,000 other than (1) loans evidenced by promissory notes made to Parent as working capital advances as described in the Prospectus and (2) intercompany Indebtedness; or (C) repay or satisfy any Indebtedness, other than the repayment of Indebtedness in accordance with the terms thereof;
(ix)   repay any Company Convertible Note or permit the conversion of any Company Convertible Note by any holder thereof;
(x)   suffer or incur any new Lien, except for Permitted Liens, on the Company’s or Parent’s, as applicable, assets;
(xi)   delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company or Parent, as applicable, or write off or make reserves against the same (other than, in the case of the Company, in the ordinary course of business consistent with past practice);
(xii)   merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person; make any material investment in any Person; or be acquired by any other Person;
(xiii)   terminate or allow to lapse any insurance policy protecting any of the Company’s or Parent’s, as applicable, assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of similar recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;
(xiv)   institute, settle or agree to settle any Action before any Authority, in each case in excess of US$200,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;
(xv)   except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;
(xvi)   change its principal place of business or jurisdiction of organization;
(xvii)   except in connection with the exercise of rights under the terms of any of the Company Preferred Stock, Company Convertible Notes or Company Options, issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities, including any securities exchangeable for or convertible into any shares of its capital stock or other securities, other than any redemption by Parent of Parent Class A Ordinary Shares and Parent Units held by its public shareholders pursuant to the Parent Articles or as otherwise contemplated herein or in any Ancillary Agreement;
(xviii)   (A) make, change or revoke any material Tax election; (B) change any material method of accounting; (C) settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; (D) enter into any Tax allocation, Tax sharing, Tax indemnity or other closing agreement relating to any Taxes (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (E) surrender or forfeit any right to claim a material Tax refund, or (F) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment;
(xix)   enter into any transaction with or distribute or advance any material assets or property to any of its Affiliates, other than the payment of salary and benefits in the ordinary course;

(xx)   solely in the case of the Company, other than as required by Law, by a Plan, (A) increase the compensation or benefits of any employee of the Company at the level of manager or above, except for annual compensation increases in the ordinary course of business consistent with past practices, (B) accelerate the vesting or payment of any compensation or benefits of any employee or service provider of the Company, (C) enter into, amend or terminate any Plan (or any plan, program, agreement or arrangement that would be a Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (D) make any loan to any present or former employee or other individual service provider of the Company, other than advancement of expenses in the ordinary course of business consistent with past practices, (E) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization; or (F) adopt any severance or retention plan;
(xxi)   solely in the case of Parent, hire or offer to hire any additional employees, or engage or offer to engage any consultant, independent contractor, or service provider;
(xxii)   fail to duly observe and conform in all material respects with any applicable Laws and Orders; or
(xxiii)   agree or commit to do any of the foregoing.
(b)   Neither party shall (i) take or agree to take any action that would be reasonably likely to cause any representation or warranty of such party to be inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any respect at any such time.
(c)   Notwithstanding the foregoing, the Company and Parent, and the Subsidiaries of either of them, shall be permitted to take any and all actions required to comply in all material respects with any applicable COVID-19 Measures or any changes thereto.
(d)   Nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date, and nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing Date. Prior to the Closing Date, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.2   Exclusivity.
(a)   During the Interim Period, neither the Company, on the one hand, nor Parent, on the other hand, shall, and such Persons shall cause each of their respective Representatives not to, without the prior written consent of the other party (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), directly or indirectly, (i) knowingly encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction or take any such action that could reasonably be expected to lead to an Alternative Proposal, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or that could reasonably be expected to lead to an Alternative Proposal, (iii) approve, recommend or enter into any Alternative Transaction or any contract or agreement related to any Alternative Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing; provided, however, that the act of informing Persons of the provisions of this Section 6.2, or of the existence of this Agreement, will not be deemed to “knowingly encourage,” “solicit,” “initiate,” “engage” or “participate” for purposes of, or otherwise constitute a violation of this Section 6.2(a). Immediately following the execution of this Agreement, the Company, on the one hand, and Parent, on the other hand, shall, and shall cause each of their Representatives, to terminate any existing discussion or negotiations with any Persons other than the Company or Parent, as applicable, concerning any Alternative Transaction. Each of the Company and Parent shall be responsible for any acts or omissions of any of its respective Representatives that, if they were the acts or omissions of the Company or Parent, as applicable, would be deemed a breach of such party’s obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company or Parent, as applicable, may have against such Representatives with respect to any such acts or omissions). For purposes of this Agreement, the term “Alternative Transaction” means any of the following transactions involving the Company or Parent, or Parent’s Subsidiaries, (other than the transactions contemplated by this Agreement or the Ancillary Agreements): (A) any merger, consolidation, share exchange, business combination or other similar transaction, (B) with respect to the Company, any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of the Company or its Subsidiaries (other than sales of inventory in the ordinary course of business) or any capital stock or other equity interests of the Company or its Subsidiaries in a single transaction or series of transactions other than as expressly permitted or required by this Agreement, or (C) with respect to Parent, any other Business Combination (as defined in the Parent Articles).
(b)   In the event that there is an unsolicited proposal for, or an indication of interest in entering into, an Alternative Transaction, communicated in writing to the Company or Parent or any of their respective Representatives (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt thereof) advise the other parties to this Agreement, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company and Parent shall keep each other informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. As used herein with respect to Parent, the term “Alternative Proposal” shall not include the receipt by Parent of any unsolicited communications (including the receipt of draft non-disclosure agreements) in the ordinary course of business inquiring as to Parent’s interest in a potential target for a business combination; provided, however, that Parent shall inform the person initiating such communication of the existence of this Agreement.
(c)   Except as set forth in this Section 6.2(c), the Company’s Board of Directors shall not (i) (A) amend, change, withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation with respect to the Merger, (B) fail to include the Company Board Recommendation in the Registration Statement, (C) make any public statement inconsistent with the Company Board Recommendation, (D) approve, adopt, endorse or recommend an Alternative Proposal or publicly propose to approve, adopt, endorse or recommend an Alternative Proposal, (E) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Alternative Proposal is commenced, recommend the acceptance of such tender offer or exchange offer by the Company Stockholders, or (F) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Change of Recommendation”) or (ii) authorize, adopt or approve an Alternative Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any Alternative Proposal. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, if the Company receives an Alternative Proposal that the Company’s Board of Directors determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Company Superior Proposal (taking into account any adjustments to the terms and conditions of the Transactions and Merger proposed by Parent in response to the Company’s receipt of such Alternative Proposal), the Company’s Board of Directors may effect a Company Change of Recommendation with respect to such Company Superior Proposal if, and only if:
(i)   the Company shall have provided prior written notice to Parent of the intention of the Company’s Board of Directors to take such actions at least ten (10) Business Days in advance of taking such action (the “Notice Period”), which notice (A) shall specify, as applicable, a reasonably detailed description of the material terms of the Alternative Proposal received by the Company and an express statement by the Company that such Alternative Proposal constitutes a Company Superior Proposal and (B) include a copy of the most current version of the proposed agreement relating to such Company Superior Proposal (which version shall be updated on a prompt basis to the extent there are material changes thereto) and a description of any financing commitments relating thereto;

(ii)   after providing such notice and prior to taking such actions, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during the Notice Period to make such adjustments in the terms and conditions of this Agreement as would permit the Company’s Board of Directors not to take such actions (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of an Alternative Proposal received by the Company, including any revision in price, the Notice Period shall be extended to ensure that at least 72 hours remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and
(iii)   the Company’s Board of Directors shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent by 11:59 p.m. Eastern Time on the last day of the Notice Period (as extended pursuant to the preceding clause (ii)) and shall have determined in good faith after consultation with outside counsel and its financial advisor, that the Alternative Proposal received by the Company would continue to constitute a Company Superior Proposal if such changes offered in writing by Parent were given effect.
6.3   Access to Information.   During the Interim Period, the Company and Parent shall each, use its commercially reasonable efforts to, (a) continue to give the other party, its legal counsel and its other Representatives full access to the offices, properties and Books and Records, (b) furnish to the other party, its legal counsel and its other Representatives such information relating to the business of the Company or Parent as such Persons may reasonably request and (c) cause its employees, legal counsel, accountants and other Representatives to cooperate with the other party in its investigation of the Business (in the case of Parent) or the business of Parent (in the case of the Company); provided, that no investigation pursuant to this Section 6.3 (or any investigation made prior to the date hereof) shall affect any representation or warranty given by the Company or Parent; and provided, further, that any investigation pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any Contract to which it is a party or to which it is subject or applicable Law.
6.4   Notices of Certain Events.   During the Interim Period, each of Parent and the Company shall promptly notify the other party of:
(a)   any notice from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or Parent, post-Closing) to any such Person or create any Lien on any of the Company’s or Parent’s assets;
(b)   any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;
(c)   any Actions commenced or threatened against, relating to or involving or otherwise affecting either party or any of their shareholders or their equity, assets or business or that relate to the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements;
(d)   any written notice from Nasdaq with respect to the listing of the Parent Securities;
(e)   the occurrence of any fact or circumstance which constitutes or results, or would reasonably be expected to constitute or result in a Material Adverse Effect; and
(f)   any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

6.5   Registration Statement/Proxy Statement; Other Filings.
(a)   As promptly as practicable after the execution of this Agreement, but no later than 30 days after the execution of this Agreement, Parent and the Company shall jointly prepare and Parent shall file with the SEC, and with all other applicable regulatory bodies, mutually acceptable proxy materials for the purpose of soliciting proxies from holders of Parent Common Shares sufficient to obtain Parent Shareholder Approval at a meeting of holders of Parent Common Shares to be called and held for such purpose (the “Parent Shareholder Meeting”). Such proxy materials shall be in the form of a proxy statement (the “Proxy Statement”), which shall be included in a Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto (the “Registration Statement”), filed by Parent with the SEC, which shall also include a prospectus (such prospectus, together with the Proxy Statement and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) pursuant to which the Parent Common Shares issuable in the Merger shall be registered. Parent shall promptly respond to any SEC comments on the Registration Statement. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees, as promptly as reasonably practicable, to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the preparation of the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”).
(b)   Parent (i) shall permit the Company and its counsel to review and comment on the Registration Statement and Proxy Statement/Prospectus and any exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments reasonably and in good faith; and (iii) shall not file the Registration Statement and Proxy Statement/Prospectus or any exhibit, amendment or supplement thereto without giving reasonable and good faith consideration to the comments of the Company. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Registration Statement and Proxy Statement/Prospectus, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Parent shall not file any response letters to any comments from the SEC without consulting reasonably and in good faith with the Company. Parent will use its reasonable best efforts to permit the Company’s counsel to participate in any calls, meetings or other communications with the SEC or its staff. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement and Proxy Statement/Prospectus or any amendment or supplement thereto has been filed with the SEC and the time when the Registration Statement declared effective or any stop order relating to the Registration Statement is issued.
(c)   As soon as practicable following the date on which the Registration Statement is declared effective by the SEC, Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Common Shares and, pursuant thereto, shall call the Parent Shareholder Meeting in accordance with its organizational documents, the applicable Nasdaq rules and the applicable Laws of the Cayman Islands and the State of Delaware and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and the other proposals presented to the holders of Parent Common Shares for approval or adoption at the Parent Shareholder Meeting.
(d)   Parent shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act, the applicable Nasdaq rules and all applicable Laws of the Cayman Islands and the

State of Delaware, in the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement/Prospectus and the calling and holding of the Parent Shareholder Meeting. Without limiting the foregoing, Parent shall ensure that each of the Registration Statement, as of the effective date of the Registration Statement, and the Proxy Statement/Prospectus, as of the date on which it is first distributed to the holders of Parent Common Shares, and as of the date of the Parent Shareholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company (or any other information) that is furnished by the Company expressly for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, as applicable, will not as of the effective date of the Registration Statement and the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to the holders of Parent Common Shares or at the time of the Parent Shareholder Meeting contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, a change in the information relating to Parent or the Company or any other information furnished by Parent, Merger Sub or the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, which would make the preceding two sentences incorrect, should be discovered by Parent, Merger Sub or the Company, as applicable, such party shall promptly notify the other parties of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Parent Common Shares (provided that notwithstanding any provision of this Agreement, the Company shall not be responsible for, nor have any obligation to Parent or any other Person with respect to, the accuracy or completeness of anything set forth in the Registration Statement or the Proxy Statement/Prospectus, other than information exclusively relating to the Company (or any other information) that is furnished by the Company expressly for inclusion in the Proxy Statement/Prospectus). In connection therewith, Parent, Merger Sub and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing.
(e)   In accordance with the Parent Articles and applicable securities laws, rules and regulations, including the Cayman Companies Act and the DGCL and rules and regulations of Nasdaq, in the Proxy Statement/Prospectus, Parent shall seek from the holders of Parent Common Shares the approval the following proposals: (i) the Parent Shareholder Approval; (ii) the Domestication; (iii) adoption and approval of the amendment and restatement of Parent’s organizational documents, in the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Parent and the Company) (as may be subsequently amended by mutual written agreement of Parent and the Company at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including the change of Parent’s name to “AKOM Inc.” and any separate or unbundled proposals as are required to implement the foregoing; (iv) approval of the members of the Board of Directors of Parent immediately after the Closing; (v) approval of the issuance Parent Common Stock in connection with the Domestication and the Merger under applicable exchange listing rules; (vi) approval of the Parent Equity Incentive Plan (the proposals set forth in the foregoing clauses (i) through (vi), the “Required Parent Proposals”); (vii) all required approvals under Nasdaq rules of the issuance of Parent Common Stock in connection with any financing in connection with the transactions contemplated hereunder; (viii) approval to adjourn the Parent Shareholder Meeting, if necessary; and (ix) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Merger as reasonably determined by the Company and Parent (the proposals set forth in the forgoing clauses (i) through (ix) collectively, the “Parent Proposals”).
(f)   Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to “clear” comments from the SEC and the Registration Statement to become effective as promptly as reasonably practicable thereafter. As soon as practicable after the Proxy Statement is “cleared” by the SEC, Parent shall cause the Proxy Statement, together will all other Offer Documents, to be disseminated to holders of Parent Common Shares (but in any event within twenty (20) Business Days of the later of (i) the receipt and resolution of SEC comments with respect to the Proxy Statement/Prospectus and (ii) the expiration of the ten (10)-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act). The Offer Documents shall provide the public shareholders of Parent with the opportunity to redeem all or a portion of their Parent Class A Ordinary Shares, at a price per share equal to the pro rata share of the funds in the Trust Account, all in accordance with and as required by the Parent Articles, the Trust Agreement, applicable Law and any applicable rules and regulations of the SEC. In accordance with the Parent Articles, the proceeds held in the Trust Account will first be used for the redemption of the Parent Class A Ordinary Shares held by Parent’s public shareholders who have elected to redeem such shares.
(g)   Parent shall call and hold the Parent Shareholder Meeting as promptly as practicable after the effective date of the Registration Statement for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of the Merger and this Agreement and the other Parent Proposals. Parent’s Board of Directors shall recommend that the holders of Parent Common Shares vote in favor of the Parent Proposals.
(h)   The Company acknowledges that a substantial portion of the Proxy Statement/ Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Proxy Statement/ Prospectus, and that such information will be accurate in all material respects and comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/Prospectus or responses to comments from the SEC or its staff in connection therewith. In connection with the preparation and filing of the Registration Statement and any amendments thereto, the Company shall reasonably cooperate with the Parent and shall make their directors, officers and appropriate senior employees reasonably available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.
(i)   Except as otherwise required by applicable Law, Parent covenants that none of Parent, Parent’s Board of Directors nor any committee thereof shall withdraw or modify, or propose or by formal action of Parent, Parent’s Board of Directors or any committee thereof to withdraw or modify, in any manner adverse to the Company, the Parent Board Recommendation.
(j)   Notwithstanding anything else to the contrary in this Agreement or any Ancillary Agreements, Parent may make any public filing with respect to the Merger to the extent required by applicable Law, provided that prior to making any filing that includes information regarding the Company, Parent shall provide a copy of the filing to the Company and permit the Company to make revisions to protect confidential or proprietary information of the Company.
6.6   Trust Account.   Upon satisfaction or waiver of the conditions set forth in ARTICLE IX and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, Parent (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (A) immediately prior to the Domestication, pay as and when due all amounts payable to public holders of Parent Class A Ordinary Shares (the “Parent Redemption Amount”), (B) at the Closing, pay any unpaid Company Transaction Expenses and Parent Transaction Expenses to the applicable Persons entitled thereto and (C) pay all remaining amounts then available in the Trust Account to Parent or the Surviving Corporation for immediate use, subject to this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as provided therein.
6.7   Obligations of Merger Sub.   Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

6.8   Cooperation with Regulatory Approvals.
(a)   Parent and the Company each will, and Parent and the Company will cause each of their respective Affiliates to, use reasonable best efforts to comply as promptly as practicable with all legal requirements which may be imposed on it under any applicable Antitrust Laws in connection with the transactions contemplated by this Agreement. Each party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any other applicable Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable. Parent and the Company agree not to, and Parent and the Company agree to cause each of its Affiliates not to, extend any waiting period under the HSR Act and other applicable Antitrust Laws or enter into any agreement with any Governmental Authority to delay, or otherwise not to consummate as soon as practicable, any of the Transactions contemplated by this Agreement except with the prior written consent of the non-requesting party, which consent may be withheld in the sole discretion of the non-requesting party. Neither Parent nor the Company shall, and each shall use its reasonable best efforts to cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreement to do any of the foregoing, if doing so would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any required approval under the HSR Act and any applicable Antitrust Laws. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Authority with respect to Antitrust Laws regarding the transactions contemplated by this Agreement; (ii) permit each other to review reasonably in advance any proposed substantive written communication to any such Authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Action with respect to such transactions under Antitrust Laws; (iv) not agree to participate in any substantive meeting or discussion with any such Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement with respect to Antitrust Laws unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Authority, gives the other party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Action; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications (and memoranda setting forth the substance of all substantive oral communications) between such party and, and in the case of Parent, its Subsidiaries (if applicable) and their respective Representatives and advisors, on one hand, and any such Authority, on the other hand, in each case, with respect to this Agreement and the transactions contemplated by this Agreement with respect to Antitrust Laws; provided that materials required to be supplied pursuant to this section may be redacted (1) to remove references concerning the valuation of the Company, (2) as necessary to comply with contractual arrangements, (3) as necessary to comply with applicable Law, and (4) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 6.8 as “Outside Counsel Only”.
(b)   The parties hereto have mutually determined that they will not submit a filing or declaration to the Committee on Foreign Investment in the United States (“CFIUS”), under Section 721 of the United States Defense Production Act of 1950, as amended, and implementing regulations at 31 C.F.R. Part 800, 31 C.F.R. Part 801, and 31 C.F.R. Part 802, as amended, based on their mutual understanding and agreement that no such filing or declaration is necessary with respect to the Transactions. If CFIUS directs the parties to submit a filing, the parties agree to as promptly as practicable supply any additional information and documentary material that may be requested by CFIUS in the form of a formal filing and any subsequent requests for information, and to take all other reasonably necessary, proper or advisable steps to seek expeditious conclusion of the CFIUS review process.

ARTICLE VII
COVENANTS OF THE COMPANY
7.1   Reporting; Compliance with Laws; No Insider Trading.   During the Interim Period,
(a)   The Company shall duly observe and conform in all material respects to all applicable Law, including the Exchange Act, and Orders.
(b)   The Company shall, on behalf of the Company Group, duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities and pay any and all Taxes due and payable during such time period.
(c)   The Company shall not, and it shall direct its Representatives to not, directly or indirectly, (i) purchase or sell (including entering into any hedge transaction with respect to) any Parent Common Shares, Parent Units or Parent Warrants, except in compliance with all applicable securities Laws, including Regulation M under the Exchange Act; (ii) use or disclose or permit any other Person to use or disclose any information that Parent or its Affiliates has made or makes available to the Company and its Representatives in violation of the Exchange Act, the Securities Act or any other applicable securities Law; or (iii) disclose to any third party any non-public information about the Company, Parent, the Merger or the other transactions contemplated hereby or by any Ancillary Agreement.
7.2   Company’s Stockholder Approval.
(a)   As promptly as reasonably practicable after the effective date of the Registration Statement, and in any event within five (5) Business Days following such date (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Parent a true and correct copy of a written consent (in form and substance reasonably satisfactory to Parent) evidencing the Company Stockholder Approval that is duly executed by the Company Stockholders that hold at least the requisite number and class of issued and outstanding shares of Company Capital Stock required to obtain the Company Stockholder Approval (the “Company Stockholder Written Consent”).
(b)   The Company’s Board of Directors shall recommend that the Company Stockholders vote in favor of this Agreement, the Ancillary Agreements to which the Company is or will be a party, the transactions contemplated hereby and thereby and other related matters, and neither the Company’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the recommendation of the Company’s Board of Directors.
7.3   Additional Financial Information.   By no later than April 15, 2024 (the “PCAOB Audit Deadline”), the Company shall deliver to Parent the Company’s audited financial statements for the twelve-month periods ended December 31, 2023 consisting of the audited consolidated balance sheet as of such date, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve-month period ended on such date (the “Year End Financials”). Subsequent to the delivery of the Year End Financials, the Company’s consolidated interim financial information for each quarterly period thereafter shall be delivered to Parent no later than forty (40) calendar days following the end of each quarterly period and consolidated interim monthly information for each month thereafter shall be delivered to Purchaser no later than 20 days following the end of each month (the “Required Financial Statements”). All of the financial statements to be delivered pursuant to this Section 7.3, shall be prepared under U.S. GAAP in accordance with the standards of the PCAOB for public companies. The Required Financial Statements shall be accompanied by a certificate of the Chief Executive Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments. The Company will promptly provide such additional Company financial information reasonably requested by Parent for inclusion in the Registration Statement, the Proxy Statement/Prospectus and any other filings to be made by Parent with the SEC.
7.4   Lock-Up Agreements.   Prior to the Closing, the Company shall cause those persons set forth on Schedule 7.4 to enter into a Lock-Up Agreement with Parent to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration shall be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of the Company, for a shorter period of time as may be mutually agreed upon between Parent and the Company (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met).
7.5   Restrictive Covenant Agreements.   Prior to the Closing, the Company shall cause those persons set forth on Schedule 7.5 to enter into Non-Competition and Non-Solicitation Agreements with Parent to be effective as of the Closing in form and substance reasonably satisfactory to Parent and the Company (the “Restrictive Covenant Agreements”), pursuant to which such Persons shall be subject to certain non-competition and non-solicitation covenants for a period of three (3) years following the Closing Date in accordance with the terms and conditions more fully set forth in such Restrictive Covenant Agreements.
7.6   Employment Agreements.   Prior to the Closing, the Company shall cause those persons set forth on Schedule 7.6 to enter into employment agreements with Parent or the Surviving Corporation, to be effective as of the Closing, in form and substance reasonably satisfactory to Parent and the Company.
7.7   Insurance Coverage.   The Company Group shall exercise reasonable best efforts to obtain insurance coverage with scopes and amounts of coverage, deductibles and other terms reasonable and customary for a business of the size, nature and locations of the Company Group, with effective dates within sixty (60) days of the date of this Agreement, to the extent practical, but in any event effective not later than the Closing Date.
ARTICLE VIII
COVENANTS OF ALL PARTIES HERETO
8.1   Commercially Reasonable Efforts; Further Assurances; Governmental Consents.
(a)   Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities prior to the Effective Time; (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. The parties shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.
(b)   Subject to applicable Law, each of the Company and Parent agrees to (i) reasonably cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices and other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Authority in connection with the proposed transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.
(c)   During the Interim Period, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Action (including derivative claims) relating to this Agreement, any of the Ancillary Agreements or any matters relating thereto commenced against Parent, any of the Parent Parties or any of its or their respective Representatives in their capacity as a representative of a Parent Party or against the Company (collectively, the “Transaction Litigation”). Parent shall control the negotiation, defense and settlement of any such Transaction Litigation brought against Parent, Merger Sub or members of the boards of directors of Parent or Merger Sub and the Company shall control the negotiation, defense and settlement of any such Transaction Litigation brought against the Company or the members of its board of directors; provided, however, that in no event shall the Company or Parent settle, compromise or come to any arrangement with respect to any Transaction Litigation, or agree to do the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed to be reasonable for Parent (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each Parent Party (if the Company is controlling the Transaction Litigation) or the Company and related parties (if the Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation, (B) provides for any non-monetary, injunctive, equitable or similar relief against any Parent Party (if the Company is controlling the Transaction Litigation) or the Company and related parties (if Parent is controlling the Transaction Litigation) or (C) contains an admission of wrongdoing or Liability by a Parent Party (if the Company is controlling the Transaction Litigation) or the Company and related parties (if Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation. Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other.
8.2   Compliance with SPAC Agreements.   Parent shall comply with (a) the Trust Agreement, (b) the Parent Warrant Agreement, and (c) the Underwriting Agreement, dated as of October 6, 2021, by and between Parent and the Underwriters, and (d) shall enforce the terms of the Sponsor Letter Agreement.
8.3   Confidentiality.   Except as necessary to complete the SEC Statement, the other Offer Documents or any Other Filings, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall comply with the Confidentiality Agreement.
8.4   Directors’ and Officers’ Indemnification and Liability Insurance.
(a)   All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers and key consultants of the Company (the “Company Parties”) or the Parent Parties and Persons who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or the Parent Parties, as provided in their respective organizational documents or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Parent shall cause the organizational documents of Parent, its Subsidiaries, and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses than are set forth as of the date of this Agreement in the organizational documents of, with respect to Parent, Parent, and with respect to the Surviving Corporation, the Company, as applicable, to the extent permitted by applicable Law.

(b)   Prior to the Closing, Parent and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for Parent and the Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of Parent and its Subsidiaries (including the Surviving Corporation after the Effective Time) at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq or an Alternate Exchange, as applicable, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company.
(c)   The provisions of this Section 8.4 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or Parent for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.
(d)   Promptly as reasonably practicable after the date of this Agreement and in any event prior to the Effective Time, the Company shall obtain and fully pay the premium for a six year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies, for claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms (other than premiums payable) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.
(e)   Parent and the Company acknowledge that the Company Group may following the Closing incur liability for third party claims brought against the Company Group that would have been partially or fully satisfied with insurance proceeds if the Company had maintained insurance coverage of a scope typical for a business of the Company Group’s type, size and locations. In the event Company incurs any such liability and satisfying it from cash or other liquid assets of the Company would be reasonably likely to compromise Parent or the Surviving Corporation’s ability to execute on its business plan, and if at such time a portion of the Incentive Merger Consideration remains held in escrow and has not been earned and/or distributed in accordance with this Agreement, the Board of Directors of Parent may evaluate and adopt a resolution to liquidate a portion of the not-yet-earned or distributed Incentive Merger Consideration in order to generate cash to satisfy such liability. Such course of action by the Board of Directors of Parent shall be evaluated in good faith by the Board of Directors of Parent.
8.5   Parent Public Filings; Nasdaq.   During the Interim Period, Parent will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws, and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Parent Class A Ordinary Shares, the Parent Units and the Parent Warrants on Nasdaq. During the Interim Period, Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with Nasdaq or an Alternate Exchange, to be agreed mutually by Parent and the Company, in connection with the transactions contemplated by this Agreement to be approved; (b) all applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, to be satisfied; and (c) the Parent Common Shares, including the shares comprising the Aggregate Merger Consideration, and the Parent Warrants to be approved for listing on Nasdaq or an Alternate Exchange, as applicable, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Effective Time. The Company shall provide information reasonably requested by Parent with respect to such Nasdaq or Alternate Exchange application and otherwise cooperate with Parent to obtain and maintain such listing.
8.6   Certain Tax Matters.
(a)   Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause the Domestication to qualify for the Domestication Intended Tax Treatment and the Merger to qualify for the Merger Intended Tax Treatment, and none of Parent, Merger Sub or the Company has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Domestication from qualifying for the Domestication Intended Tax Treatment or the Merger from qualifying for the Merger Intended Tax Treatment.
(b)   Each of Parent, the Company, and their respective Affiliates shall file all Tax Returns consistent with the Domestication Intended Tax Treatment and Merger Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-(a) on or with the its Tax Return for the taxable year of the Merger), and shall take no position inconsistent with the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.
(c)   Parent and the Company shall promptly notify the other party in writing if, before the Closing Date, either such party knows or has reason to believe that the Domestication may not qualify for the Domestication Intended Tax Treatment or that the Merger may not qualify for the Merger Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification, which amendments shall be made if the Company reasonably determines on the advice of its counsel that such amendments would be reasonably expected to result in the Domestication Intended Tax Treatment or the Merger Intended Tax Treatment and would not be commercially impracticable).
(d)   Notwithstanding anything to the contrary contained herein, all Transfer Taxes shall be paid by Parent. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
(e)   If, in connection with the preparation and filing of the Form S-4, the SEC requests or requires a tax opinion be prepared and submitted regarding the (i) Domestication Intended Tax Treatment, Parent will use its commercially reasonable efforts to cause Loeb & Loeb LLP to deliver such tax opinion to Parent, or (ii) the Merger Intended Tax Treatment, the Company shall use its commercially reasonable efforts to cause Rimon P.C. to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, neither ZelusTech Foreign Law Office (Edward S. Johnson, Jr.) nor Rimon P.C. shall be required to provide any opinion to any party regarding the Domestication Intended Tax Treatment and Loeb & Loeb LLP shall not be required to provide any opinion to any party regarding the Merger Intended Tax Treatment.
8.7   Parent Equity Incentive Plan.   Prior to the effective date of the Registration Statement, Parent shall adopt a new long-term equity incentive plan in substantially the form attached hereto as Exhibit G, with such changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Parent Equity Incentive Plan”). The Parent Equity Incentive Plan shall have such number of shares available for issuance equal to approximately fifteen percent (15%) of the shares of Parent Class A Common Stock to be issued and outstanding immediately after the Closing.
8.8   SAFE Investment.
(a)   The Company shall obtain an investment amount pursuant to the SAFE Agreements of at least USD $15,000,000 and consummate the transactions contemplated by the SAFE Agreements on the terms described therein, exercising reasonable best efforts to obtain at least USD $5,000,000 within twenty (20) Business Days of the date of this Agreement, another USD $5,000,000 within forty (40) Business Days of the date of this Agreement, another USD $5,000,000 within sixty (60) Business Days of the date of this Agreement and, as needed, an additional USD $5,000,000 for a total of USD

$20,000,000. The Company shall comply with its obligations under the SAFE Agreement and shall not permit, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the SAFE Agreements.
(b)   Parent agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate in connection with the arrangement of any SAFE Investment.
(c)   The Parties agree that investment funds obtained pursuant to SAFE Agreements shall be deposited in an escrow account pursuant to an escrow agreement to be mutually agreed upon in good faith between Parent, the Company and a third-party escrow agent. The Parties agree that the release of any such funds placed in an escrow account and obtained pursuant to SAFE Agreements shall only be released pursuant to a joint written instruction signed by each of Parent and the Company, with the authorization for any such release not to be unreasonably withheld, conditioned or delayed (it being considered unreasonable for Parent to withhold consent sought by Company for use of SAFE Agreement proceeds for purposes not prohibited by this Agreement). During the Interim Period, Parent and the Company shall mutually consult with one another and exercise reasonable best efforts to agree upon the capital allocation and use of any such funds.
8.9   PIPE Investment.
(a)   The Company shall exercise reasonable best efforts to obtain a PIPE Investment Amount of at least $65,000,000 (inclusive of investment amounts under SAFE Agreements) pursuant to PIPE arrangements, and shall obtain a minimum PIPE Investment Amount of at least USD $45,000,000 minus the investment amount obtained pursuant to SAFE Agreements pursuant to Section 8.8 (the “PIPE Minimum Investment Amount”) and consummate the transactions contemplated by the Subscription Agreements on the terms described therein. Parent shall not permit, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Subscription Agreements.
(b)   The Parent agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate in connection with (i) the arrangement of any PIPE Investment, and (ii) the marketing of the transactions contemplated by this Agreement and the Ancillary Agreements in the public markets.
8.10   Section 16 Matters.   Prior to the Effective Time, each of the Company and Parent and their respective Boards of Directors (or any duly formed committee thereof consisting of nonemployee directors (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act)) shall take all such steps as may be required or as may be reasonably necessary or advisable (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or acquisitions of Parent Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to Rule 16b-3 promulgated under the Exchange Act.
8.11   Escrowed Sponsor Shares.   Following the Domestication and at the Closing, Sponsor shall place fifty percent (50%) of the shares of Parent Class A Common Stock held by Sponsor as “Founder Shares” (as defined in the Sponsor Letter Agreement) (the “Escrowed Sponsor Shares”) in escrow with the Exchange Agent or another escrow agent mutually agreed upon among Parent, the Company and Sponsor and which shall be held in escrow pursuant to the terms of the Incentive Merger Consideration Escrow Agreement. One third of the Escrowed Sponsor Shares shall be released to Sponsor upon the occurrence of each Milestone Event. In the event of a Change in Control transaction during the Calculation Period, the Escrowed Sponsor Shares will be released to Sponsor subject to the same terms and conditions applicable to the Incentive Merger Consideration that Persons who were Company Stockholders immediately prior to the Closing (other than holders of Dissenting Shares) are eligible to receive pursuant to Section 3.7(c). In the event that no Milestone Events are achieved prior to the expiration of the Calculation Period, the Escrowed Sponsor Shares will be automatically forfeited and cancelled.

8.12   Transaction Expenses.   Parent shall exercise reasonable best efforts to, as promptly as practicable following the date of this Agreement, secure full or partial waivers, reductions and/or conversions to equity of substantially all fees or expenses documented on the Schedule 10.4 of the Parent Disclosure Schedules (Anticipated Parent Transaction Expenses), principally including those fees and expenses committed, accrued or incurred prior to the date of December 3, 2023, the effective date of the letter of intent between the Company and Parent related to the transactions contemplated by this Agreement.
ARTICLE IX
CONDITIONS TO CLOSING
9.1   Condition to the Obligations of the Parties.   The obligations of all of the parties to consummate the Closing are subject to the satisfaction or written waiver (where permissible) by Parent and the Company of all the following conditions:
(a)    No provisions of any applicable Law and no Order shall restrain or prohibit or impose any condition on the consummation of the transactions contemplated hereby, including the Merger.
(b)    (i) All applicable waiting periods, if any, under the HSR Act with respect to the Merger shall have expired or been terminated, and (ii) each consent, approval or authorization of any Authority required of Parent, its Subsidiaries, or the Company to consummate the Merger set forth on Schedule 9.1(b) shall have been obtained and shall be in full force and effect.
(c)    No Authority shall have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable.
(d)    The Company Stockholder Approval shall have been obtained;
(e)    Each of the Required Parent Proposals shall have been approved at the Parent Shareholder Meeting;
(f)    Parent’s initial listing application with Nasdaq or an Alternate Exchange, as applicable, in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Parent shall satisfy any applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, and Parent shall not have received any notice of non-compliance therewith, and the shares comprising the Aggregate Merger Consideration shall have been approved for listing on Nasdaq or an Alternate Exchange, as applicable.
(g)    The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC that remains in effect and no proceeding seeking such a stop order shall have been initiated by the SEC and not withdrawn.
(h)    After giving effect to the transactions contemplated hereby, Parent shall (i) have at least US $5,000,001 of net tangible assets (as determined in accordance with rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time or (ii) be otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act.
9.2   Conditions to Obligations of Parent and Merger Sub.   The obligation of Parent and Merger Sub to consummate the Closing is subject to the satisfaction, or the waiver in Parent’s sole and absolute discretion, of all the following further conditions:
(a)    The Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by the Company at or prior to the Closing Date.
(b)    The representations and warranties of the Company contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date) except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of the Company.
(c)    The Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.
(d)    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Company that is continuing.
(e)    Parent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of the Company certifying the accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.2.
(f)    Parent shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company attaching true, correct and complete copies of (i) the Company Charter, certified as of a recent date by the Secretary of State of the State of Delaware; (ii) the Company Bylaws; (iii) copies of resolutions duly adopted by the Board of Directors of the Company authorizing this Agreement, the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby and the Company Stockholder Written Consent; and (iv) a certificate of good standing of the Company, certified as of a recent date by the Secretary of State of the State of Delaware.
(g)    Each of the Company and the Company Securityholders, as applicable, shall have executed and delivered to Parent a copy of each Ancillary Agreement to which the Company or such Company Securityholder, as applicable, is a party.
(h)    The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Treasury Regulation Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i), and a notice to be delivered to the United States Internal Revenue Service as required under Treasury Regulation Section 1.897-2(h)(2) together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated no more than thirty (30) days prior to the Closing Date and in form and substance as reasonably agreed upon by Parent and the Company.
(i)    The Company shall have delivered to Parent a resignation from the Company of each director of the Company listed in Schedule 9.2(i), effective as of the Closing Date, provided, that the failure to deliver the resignation for any such director shall not result in the failure of this condition to be satisfied if immediately following the Effective Time Parent shall have the right to remove such director with immediate effect.
(j)    The PIPE Investment shall have been consummated with gross proceeds in an amount not less than the PIPE Minimum Investment Amount.
(k)    Substantially all employees of the Company Group (including all engineering employees) shall have entered into a Conflict of Interest, Proprietary Information and Inventions Agreement, in form and substance agreed to between Parent and the Company.
9.3    Conditions to Obligations of the Company.   The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver in the Company’s sole and absolute discretion, of all of the following further conditions:
(a)    Parent and Merger Sub shall each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by Parent or Merger Sub, as applicable, at or prior to the Closing Date.

(b)    The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Parent Fundamental Representations, shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date), except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct would not in the aggregate have or be reasonably expected to have a Material Adverse Effect in respect of Parent or Merger Sub or their ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.
(c)    The Parent Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.
(d)    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of Parent that is continuing.
(e)    The Company shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of Parent accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.3.
(f)    The Domestication shall have been consummated on the day that is at least one Business Day prior to the Closing Date.
(g)    The Parent Certificate of Incorporation, in the form attached hereto as Exhibit A, shall have been filed with, and declared effective by, the Secretary of State of the State of Delaware.
(h)    The Company shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Parent attaching true, correct and complete copies of resolutions duly adopted by the Board of Directors of Parent authorizing this Agreement, the Ancillary Agreements to which Parent is a party and the transactions contemplated hereby and thereby and the Parent Proposals.
(i)    The Company shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Merger Sub attaching true, correct and complete copies of (i) copies of resolutions duly adopted by the Board of Directors and sole stockholder of Merger Sub authorizing this Agreement, the Ancillary Agreements to which Merger Sub is a party and the transactions contemplated hereby and thereby and (ii) a certificate of good standing of Merger Sub, certified as of a recent date by the Secretary of State of the State of Delaware.
(j)    Each of Parent, Sponsor or other shareholder of Parent, as applicable, shall have executed and delivered to the Company a copy of each Ancillary Agreement to which Parent, Sponsor or such other shareholder of Parent, as applicable, is a party.
(k)    The size and composition of the post-Closing Parent Board of Directors shall have been appointed as set forth in Section 2.9.
ARTICLE X
TERMINATION
10.1   Termination Without Default.
(a)    In the event that (i) the Closing of the transactions contemplated hereunder has not occurred on or before October 12, 2024 (the “Outside Closing Date”) (provided that, if the SEC has not declared the Registration Statement and Proxy Statement effective on or prior to April 12, 2025, the Outside Closing Date shall be automatically extended by six (6) months); and (ii) the material breach or violation of any representation, warranty, covenant or obligation under this Agreement by the party

(i.e., Parent or Merger Sub, on one hand, or the Company, on the other hand) seeking to terminate this Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date, then Parent or the Company, as applicable, shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date.
(b)    In the event an Authority shall have issued an Order or enacted a Law, having the effect of prohibiting the Merger or making the Merger illegal, which Order or Law is final and non-appealable, Parent or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available to the Company or Parent if the failure by such party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority.
(c)    In the event that the Parent Shareholder Meeting has been held (including any adjournment thereof) and has concluded, and the holders of Parent Common Shares have duly voted, and the Parent Shareholder Approval was not obtained, Parent or the Company shall have the right, at its sole option, to terminate this Agreement.
(d)    This Agreement may be terminated at any time by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.
10.2   Termination Upon Default.
(a)    Parent may terminate this Agreement by giving written notice to the Company, without prejudice to any rights or obligations Parent or Merger Sub may have: (i) at any time prior to the Closing Date if (x) the Company shall have breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a) 9.2(b) or 9.2(c) impossible; and (y) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a written notice from Parent describing in reasonable detail the nature of such breach; provided, however, that Parent is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or (ii) at any time after the Company Stockholder Written Consent Deadline if the Company has not previously received the Company Stockholder Approval (provided, that upon the Company receiving the Company Stockholder Approval, Parent shall no longer have any right to terminate this Agreement under this clause (ii)).
(b)    The Company may terminate this Agreement by giving written notice to Parent, without prejudice to any rights or obligations the Company may have, if: (i) Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing Date, which has rendered or reasonably would render the satisfaction of any of the conditions set forth in Section 9.2(a) 9.2(b) or 9.2(c) impossible; and (ii) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Parent of a written notice from the Company describing in reasonable detail the nature of such breach, provided, however, that the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
(c)    Parent may terminate this Agreement by giving written notice to the Company if the Company makes any Company Change of Recommendation.
(d)    The Company may terminate this Agreement by giving written notice to the Parent at any time prior to the receipt of the Company Stockholder Approval, if the Company’s Board of Directors has authorized the Company to enter into and has entered into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement with respect to a Company Superior Proposal, provided, however, that the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

10.3   Effect of Termination.   If this Agreement is terminated pursuant to this ARTICLE X, then this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other parties hereto; provided, however, that, if such termination shall result from the willful misconduct by a party or its Affiliate of its covenants and agreements hereunder or fraud in connection with the transactions contemplated by this Agreement, such party shall not be relieved of liability to the other parties for any such willful misconduct or fraud. Notwithstanding the foregoing, the provisions of Section 8.3, this Section 10.3, and ARTICLE XI, and the Confidentiality Agreement, shall survive any termination hereof pursuant to this ARTICLE X.
10.4   Termination Consideration.
(a)    In the event that this Agreement is validly terminated by Parent pursuant to Section 10.2(a) and, at the time of any such termination, the Company is not permitted to terminate this Agreement pursuant to Section 10.2(b) (such termination, a “Parent Termination with Cause”), then the Company shall pay to Parent a termination fee in the amount equal to the lesser of (i) the Parent Reimbursable Termination Expenses multiplied by 1.5 or (ii) USD $5,000,000 (the “Cause Termination Fee”). The Cause Termination Fee shall be due within two (2) business Days of Parent having provided Company reasonable substantiation (copies of receipts or invoices, basis for calculation, etc.) of its calculation of the amount of Parent Reimbursable Termination Expenses. In the event that the Company cannot pay the Cause Termination Fee in cash within such period, Parent shall receive a convertible bond materially equivalent to the Company’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
(b)    In the event of a Parent Termination with Cause, the Company Parties shall indemnify, and hold harmless each Parent Indemnified Person from and against any claim brought against any and all Losses suffered or incurred by such Parent Indemnified Person (regardless of whether or not such Losses relate to any third-party claims) that directly, or indirectly, arise out of, result from or are related to any (i) breach or violation of, or default in connection with, any pre-Closing covenant made by or to be performed by the Company in this Agreement or (ii) breach of, or inaccuracy in any Company Fundamental Representations.
(c)    In the event that this Agreement is validly terminated (i) by Parent pursuant to Section 10.2(c) and, at the time of any such termination, the Company is not permitted to terminate this Agreement pursuant to Section 10.2(b), or (ii) by Parent pursuant to Section 10.2(a)(ii) or by the Company pursuant to Section 10.2(d) and, within twelve (12) months of such termination, the Company enters into an Alternative Transaction, then the Company shall pay to Parent a termination fee in the amount equal to US $12,000,000 (the “Non-Cause Termination Fee”). In the event this Agreement is terminated pursuant to the foregoing clause (i), the Non-Cause Termination Fee shall be payable within two (2) Business Days after such termination and in the event this Agreement is terminated pursuant to the foregoing clause (ii), the Non-Cause Termination Fee shall be payable within two (2) Business Days after the Closing of such Alternative Transaction. In the event that the Company cannot pay the Non-Cause Termination Fee in cash when due and payable, Parent shall receive a convertible bond materially equivalent to the Company’s existing outstanding convertible bonds, but with an enhanced coupon rate of 12% per annum.
(d)    The Company and Parent acknowledge and agree that the agreements contained in this Section 10.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the Company or Parent would enter into this Agreement; accordingly if the Company fails promptly to pay any amount due pursuant to this Section 10.4, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Cause Termination Fee or the Non-Cause Termination Fee, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.4 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 10.4 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e)    Sole and Exclusive Remedy.
(i)    Parent’s receipt of the Cause Termination Fee or the Non-Cause Termination Fee, as applicable and to the extent owed pursuant to Section 10.4 (and any other payments owed pursuant to this Section 10.4) will be the only monetary damages that Parent and Merger Sub and each of their respective Affiliates may recover from (A) the Company Group and its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company Group and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub or their Affiliates relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, the Confidentiality Agreement and Section 10.4); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, the Confidentiality Agreement and Section 10.4). Under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement exceed, as applicable, the Cause Termination Fee or the Non-Cause Termination Fee in the aggregate for all such breaches (plus any payments owed pursuant to Section 10.4) (the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will Parent or Merger Sub or their Affiliates be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.
(ii)    Acknowledgement Regarding Specific Performance.   Notwithstanding anything to the contrary in this Section 10.4, it is agreed that Parent and Merger Sub will be entitled to an injunction, specific performance or other equitable relief as provided in Section 11.19, except that, although a Party, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 11.19, under no circumstances will a Party be permitted or entitled to receive both specific performance of the type contemplated by Section 11.19 and any monetary damages.
ARTICLE XI
MISCELLANEOUS
11.1   Non-Survival.   Other than as otherwise provided in the last sentence of this Section 11.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party or its Representatives. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Agreement that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Agreement that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Agreement.
11.2   Notices.   Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand, electronic mail, or nationally recognized overnight courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM on the first Business Day, addressee’s day and time, after such delivery; (b) if by email, on the date of transmission with affirmative confirmation of receipt; or (c) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:
if to the Company (or, following the Closing, the Surviving Corporation or Parent), to:
AERKOMM Inc.
44043 Fremont Blvd.
Fremont, CA 94538
U.S.A.
Attention: Louis Giordimaina, Chief Executive Officer
E-mail: louis.giordimaina@aerkomm.com
with a copy by email (which shall not constitute notice) to:
Attention: Edward S. Johnson, Jr.
E-mail: tedjohnson@zelustech.global
if to Parent or Merger Sub (prior to the Closing):
IX Acquisition Corp.
53 Davies Street, London, W1K 5JH
United Kingdom
Attention: Karen Bach and Noah Aptekar
E-mail: KB@ixacq.com and NA@ixacq.com
with a copy (which shall not constitute notice) to:
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention: Mitchell S. Nussbaum
E-mail: mnussbaum@loeb.com
11.3   Amendments; No Waivers; Remedies.
(a)    This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.
(b)    Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.
(c)    Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.
(d)    Notwithstanding anything to the contrary contained herein, no party shall seek, nor shall any party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.
11.4   Arm’s Length Bargaining; No Presumption Against Drafter.   This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.
11.5   Publicity.   Except as required by Law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties agree that neither they nor their Representatives shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by Law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance. In addition, except as required by Law or applicable stock exchange rules, the Company agrees that no member of the Company Group or its Representatives shall issue any press release or make any other public disclosure concerning a potential Alternative Proposal, Alternative Transaction or any other transaction that could reasonably be expected to result in a change of control of the Company without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).
11.6   Expenses.   The accrued but unpaid Parent Transaction Expenses and Company Transaction Expenses shall be paid by Company after the Closing. Each of the parties hereto will pay its own costs and expenses (including legal, financial advisory, consulting and accounting fees and expenses) incurred at any time in connection with pursuing or consummating the Agreement, except that the filing fees under the Hart-Scott-Rodino Act or for other antitrust or regulatory filings made prior to the Closing and SEC registration fees, if any, will be borne equally by the Company and Parent.
11.7   No Assignment or Delegation.   No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.
11.8   Governing Law.   This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.
11.9   Counterparts; Electronic Signatures.   This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.
11.10   Entire Agreement.   This Agreement, together with the Ancillary Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Ancillary Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Ancillary Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. Notwithstanding the foregoing, subject to Section 8.3 the Confidentiality Agreement is not superseded by this Agreement or merged herein and shall continue in accordance with its terms, including in the event of any termination of this Agreement.
11.11   Severability.   A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.
11.12   Further Assurances.   Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.
11.13   Third Party Beneficiaries.   Except as provided in Section 8.4 and Section 11.20, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.
11.14   Waiver.   The Company has read the Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company, for itself and on behalf of the Company Securityholders, hereby agrees that it does not now and shall not at any time hereafter prior to the Closing have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent and hereby agrees that it will not seek recourse against the Trust Account for any reason.
11.15   No Other Representations; No Reliance.
(a)    NONE OF THE COMPANY, ANY OF ITS AFFILIATES, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT AND THE COMPANY SEC DOCUMENTS. Without limiting the generality of the foregoing, neither the Company, any of its Affiliates, any Company Securityholder nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its Representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Ancillary Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Schedules: (a) Parent acknowledges and agrees that: (i) neither the Company, the Company Securityholders nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub or their respective Representatives or made available to Parent and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (b) each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent, Merger Sub or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.
(b)    NONE OF PARENT, MERGER SUB NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PARENT, MERGER SUB OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT AND THE PARENT SEC DOCUMENTS. Without limiting the generality of the foregoing, neither Parent, Merger Sub nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to Parent and Merger Sub made available to the Company and the Company Securityholders and their Representatives, including due diligence materials, or in any presentation of the business of Parent by management of Parent or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company and the Company Securityholders in executing, delivering and performing this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Schedules to this Agreement and the Parent SEC Documents. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by Parent, Merger Sub or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of Parent and Merger Sub, and are not and shall not be deemed to be relied upon by the Company or Company Securityholders in executing, delivering and performing this Agreement, the Ancillary Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Schedules to this Agreement and the Parent SEC Documents. Except for the specific representations and warranties expressly made by Parent and Merger Sub in ARTICLE V, in each case as modified by the Schedules and the Parent SEC Documents: (a) the Company acknowledges and agrees that: (i) neither Parent, Merger Sub nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of Parent, Merger Sub, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of Parent or Merger Sub, the nature or extent of any liabilities of Parent or Merger Sub, the effectiveness or the success of any operations of Parent or Merger Sub or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding Parent or Merger Sub furnished to the Company, the Company Securityholders or their respective Representatives or made available to the Company, the Company Securityholders and their Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of Parent or Merger Sub has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and Merger Sub have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of Parent, Merger Sub nor any other Person shall have any liability to the Company, the Company Securityholders or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of Parent or the future business, operations or affairs of Parent.
11.16   Waiver of Jury Trial.   THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.16.
11.17   Submission to Jurisdiction.   Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Ancillary Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Ancillary Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 11.17 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 11.2 shall be effective service of process for any such Action.
11.18   Attorneys’ Fees.   In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.
11.19   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
11.20   Non-Recourse.   This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.20) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Parent:
IX ACQUISITION CORP.
By:
/s/ Karen Bach

Name:
Karen Bach

Title:
Chief Executive Officer

Merger Sub:
AKOM MERGER SUB, INC.
By:
/s/ Noah Aptekar

Name:
Noah Aptekar

Title:
President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Company:
AERKOMM INC.
By:
/s/ Louis Giordimaina

Name:
Louis Giordimaina

Title:
Chief Executive Officer

AMENDMENT TO MERGER AGREEMENT
THIS AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made as of September 25, 2024 (the “Amendment Date”) by and among AERKOMM Inc., a Nevada corporation (the “Company”), IX Acquisition Corp., a Cayman Islands exempted company limited by shares that, in accordance with the Agreement (as defined below), is planned to be re-domesticated as a Delaware corporation (“Parent”), and AKOM Merger Sub, Inc., a Nevada corporation (“Merger Sub”). Each of the Company, Parent and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties.” Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement (as defined below).
WHEREAS, the Company, Parent and Merger Sub entered into that certain Merger Agreement dated as of March 29, 2024 (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”);
WHEREAS, pursuant to Section 11.3 of the Agreement, the Agreement may be amended by a writing signed by each Party; and
WHEREAS, the Parties wish to amend the Agreement as set forth in this Amendment.
NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
AMENDMENT TO THE AGREEMENT
Section 1.1   Amendment to Section 7.4 of the Agreement.   Section 7.4 of the Agreement is hereby amended and restated to read as follows:
“Lock-Up Agreements.   Prior to the Closing, the Company shall cause those persons set forth on Schedule 7.4 to enter into a Lock-Up Agreement with Parent to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration shall be subject to a lock-up for a period of twelve (12) months following the Closing Date in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement or, for significant shareholders who are not directors or officers of the Company, for a shorter period of time as may be mutually agreed upon between Parent and the Company (not to be shorter than six (6) months, subject to any provision in the Lock-Up Agreement that provides for release of the lock-up if certain conditions are met). Any lock-up period applicable to the Sponsor or any officers, directors or affiliates of Parent will terminate at the Closing of the Merger, and the parties shall take all further action necessary to amend all agreements or documents necessary to effect the foregoing, provided that the Sponsor, Parent and their affiliates shall cooperate reasonably with directives or requests of regulatory authorities or the underwriter.”
Section 1.2   Amendment to Section 8.11 of the Agreement.   Section 8.11 of the Agreement is hereby amended and restated to read as follows:
“Escrowed Sponsor Shares.   Following the Domestication and at the Closing, Sponsor shall place twenty-five percent (25%) of the shares of Parent Class A Common Stock held by Sponsor as “Founder Shares” (as defined in the Sponsor Letter Agreement) (the “Escrowed Sponsor Shares”) in escrow with the Exchange Agent or another escrow agent mutually agreed upon among Parent, the Company and Sponsor and which shall be held in escrow pursuant to the terms of the Incentive Merger Consideration Escrow Agreement. One third of the Escrowed Sponsor Shares shall be released to Sponsor upon the occurrence of each Milestone Event. In the event of a Change in Control transaction during the Calculation Period, the Escrowed Sponsor Shares will be released to Sponsor subject to the same terms and conditions applicable to the Incentive Merger Consideration that Persons who were Company Stockholders immediately prior to the Closing (other than holders of Dissenting Shares) are eligible to receive pursuant to Section 3.7(c). In the event that no Milestone Events are achieved prior to the expiration of the Calculation Period, the Escrowed Sponsor Shares will be automatically forfeited and cancelled.”

Section 1.3   Addition of Section 8.13 to the Agreement.   A new Section 8.13 is hereby added after Section 8.12 and reads as follows:
“8.13 Working Capital and Invoices.
(a)   Parent will provide the Company with an invoice totaling $500,000 no later than 5 days after the date Parent’s third extension is approved by its stockholders (which approval will take place on or prior to October 12, 2024). The Company agrees to pay such invoice no later than 45 days after receipt.
(b)   Beginning on January 1, 2025, and the first of every month thereafter until the Closing of the Merger, Parent will provide the Company with an invoice totaling $100,000 for the Parent’s ongoing working capital and general corporate expenses and the Company agrees to pay such invoice no later than 30 days after receipt, provided that if the Closing of the Merger occurs during a month in respect of which an invoice has previously been issued, such invoice shall be amended and resubmitted to pro rate for the number of days elapsed from the first day of such month until the Closing.
(c)   Parent will provide the Company with an invoice totaling $250,000 if an amendment to the Registration Statement is not filed with the SEC by 5:30pm ET, on Friday, September 27, 2024 due to a delay beyond such date caused by the Company, and the Company agrees to pay such invoice no later than 30 days after receipt. Thereafter, Parent may provide the Company with an invoice totaling $250,000 each time: (i) the Parent is unable to respond to SEC comments relating to and to refile the Registration Statement within 30 calendar days due to delay caused by Company, (ii) the Company does not timely file any Quarterly Report on Form 10-Q or Annual Report on Form 10-K, (iii) the Company is more than two days late in filing any 8-K and such delay is materially adverse to the transaction or results in material delay to the Closing, (iv) the Company is the cause of any other delay of 30 days to the transaction or any filing relating to the transaction (including the Registration Statement), including, but not limited to, delays caused by Parent’s or Company’s inability to make timely submissions to any regulator or key stakeholder necessary to Closing the deal, including but not limited to Nasdaq, FINRA, trust and transfer agents, underwriters, and placement agents, or (iv) the Company takes, or has taken since the signing of the Original Merger Agreement, any action without prior written consent of the Parent (not be unreasonably delayed or withheld) that delays the transaction or any filing relating to the transaction (including the Registration Statement) of 30 or more days. In the event that a single infraction causes a multiple-month delay to Closing, the Parent will provide the Company with a separate invoice for every month of delay. For each infraction, the Company will pay such invoice no later than 30 days after receipt.
(d)   Amounts actually paid by the Company to the Parent as contemplated in this Section 8.13 shall be credited against the Cause Termination Fee liability of the Company under the Section 10.4 of the Agreement and the aggregate amount of invoices issued by Parent pursuant to this Section 8.13 shall not exceed the amount of the Cause Termination Fee. For the avoidance of doubt, if Closing has not occurred by the Outside Closing Date, which may be extended by 6 months to April 12, 2025 per Section 10.1 of the Agreement, then in the event of a Parent Termination with Cause the remaining balance of the Cause Termination Fee would then be due to Parent from the Company, net of the amounts actually paid by the Company to the Parent as contemplated in this section 8.13.
(e)   If any of these invoices remain unpaid after 30 days, interest shall accrue on the due balance at a rate of 10% per annum.”
Section 1.4   Amendment to Section 10.2(a) to the Agreement.   Section 10.2(a) of the Agreement is hereby amended and restated to read as follows:
“Parent may terminate this Agreement by giving written notice to the Company, without prejudice to any rights or obligations Parent or Merger Sub may have: (i) at any time prior to the Closing Date if (x) the Company shall have breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a) 9.2(b) or 9.2(c) impossible; and (y) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a written notice from Parent describing in reasonable detail the nature of such breach; provided, however, that Parent is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; (ii) at any time after the Company Stockholder

Written Consent Deadline if the Company has not previously received the Company Stockholder Approval (provided, that upon the Company receiving the Company Stockholder Approval, Parent shall no longer have any right to terminate this Agreement under this clause (ii)), or (iii) at any time prior to the Closing Date if the Company or any Subsidiary of the Company enters into voluntary bankruptcy or fails to remove within 60 days any petition in bankruptcy filed against it prior to Closing.”
ARTICLE 2
MISCELLANEOUS
Section 2.1   No Other Amendment.   Except to the extent that any provisions of or any Exhibits or Schedules to the Agreement are expressly amended by Article 1 of this Amendment, all terms and conditions of the Agreement and all other documents, instruments and agreements executed thereunder, shall remain in full force and effect pursuant to the terms thereof. In the event of any inconsistency or contradiction between the terms of this Amendment and the Agreement, the provisions of this Amendment shall prevail and control.
Section 2.2   Reference to the Agreement.   On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to the Agreement as amended by the Amendment. No reference to the Amendment need be made in any instrument or document at any time referring to the Agreement and a reference to the Agreement in any such instrument or document shall be deemed to be a reference to the Agreement as amended by the Amendment.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Parent:
IX ACQUISITION CORP.
By:
/s/ Karen Bach

Name:
Karen Bach

Title:
Chief Executive Officer

Merger Sub:
AKOM MERGER SUB, INC.
By:
/s/ Noah Aptekar

Name:
Noah Aptekar

Title:
President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Company:
AERKOMM INC.
By:
/s/ Louis Giordimaina

Name:
Louis Giordimaina

Title:
Chief Executive Officer

[Signature Page to Merger Agreement]

Schedule 7.4 List of Lock-up Parties

Annex B-1
CERTIFICATE OF INCORPORATION
OF
AKOM INC.
ARTICLE I
The name of the corporation is AKOM Inc. (the “Corporation”).
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is [•]. The total number of shares of Common Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share.
ARTICLE V
The powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
A. COMMON STOCK.
1. General.   The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.
2. Voting.
a. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter properly submitted to a vote of stockholders of the Corporation and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of any outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.
b. Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority

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of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
3. Dividends.   Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends and other distributions on the Common Stock when, as and if declared by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, in accordance with applicable law.
4. Liquidation.   Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock on an equal priority, pro rata in accordance with the number of shares of Common Stock held by each such holder.
B. PREFERRED STOCK.
1. Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
2. Authority is hereby expressly granted to the Board of Directors from time to time to issue any or all of the unissued and undesignated shares of the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).
3. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, or Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation filed with respect to any series of Preferred Stock.
ARTICLE VI
The name and mailing address of the Sole Incorporator is as follows:
Name:	Address:
[•]	[•]
The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The names and mailing addresses of the persons who are to serve as the directors of the Corporation until the first annual meeting of stockholders of the

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Corporation, until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, or removal from office, are as follows:
Name:	Address:
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
ARTICLE VII
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
A. There shall be one class of directors. Subject to the special rights of the holders of any outstanding series of Preferred Stock to elect directors, commencing at the first annual meeting of the stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and at each annual meeting of the stockholders thereafter, directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.
B. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the bylaws of the Corporation (as such bylaws may be amended from time to time, the “Bylaws”).
C. Subject to the special rights of the holders of any outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
D. Subject to the special rights of the holders of any outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of any outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.
E. Whenever the holders of any series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VII, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of any series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the

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provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of any series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.
G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
ARTICLE VIII
A. For so long as the Corporation qualifies as a Controlled Company (as defined in Section 5615(c)(1) of the Nasdaq Stock Market LLC Rules or Section 303A.00 of the New York Stock Exchange Listed Company Manual, as applicable), any action required or permitted to be taken by the stockholders of the Corporation may be effected at an annual or special meeting of the stockholders of the Corporation, or may, except as otherwise required by applicable law or this Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. From and after the date the Corporation ceases to qualify as a Controlled Company, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B. Subject to the special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.
C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.
ARTICLE IX
To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders

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for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection or increase the liability of any director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE X
A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article X(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).
B. The Corporation shall not engage in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:
(1) prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of sixty-six and two thirds percent (66 2/3%) of all of the then outstanding shares of stock of the Corporation which is not owned by the interested stockholder.
C. The restrictions contained in the foregoing Article X(B) shall not apply if:
(1) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
(2) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article X(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect

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wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article X(C)(2).
D. For purposes of this Article X, references to:
(1) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(2) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(3) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article X is not applicable to the surviving entity;
b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 25% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested

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stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(4) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(5) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (a) any Principal Stockholder or any of its affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(6) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
a. beneficially owns such stock, directly or indirectly;
b. has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection

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(b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
(7) “person” means any individual, corporation, partnership, unincorporated association or other entity.
(8) “Principal Stockholder” means [•].
(9) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(10) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.
ARTICLE XI
A. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article XI shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article XI. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article XI to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article XI shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article XI shall only be prospective and shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.
B. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification

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from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.
ARTICLE XII
A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, if and only if the Chancery Court lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action, suit or proceeding against the Corporation or any current or former director, officer or other employee of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as each may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (v) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (vi) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation governed by the internal affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
C. Notwithstanding the foregoing, the provisions of this Article XII shall not apply to any claim or action arising under the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.
D. Any person or entity holding, owning, purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.
ARTICLE XIII
A. In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of the Principal Stockholders and their Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may

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engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
B. None of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of this Article XIII. Subject to Section C of this Article XIII, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.
C. The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XIII shall not apply to any such corporate opportunity.
D. In addition to and notwithstanding the foregoing provisions of this Article XIII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.
E. Solely for purposes of this Article XIII, “Affiliate” shall mean (a) in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder and shall include (i) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such Principal Stockholder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.
F. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII.

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ARTICLE XIV
A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary or any provision of law which might otherwise permit a lesser vote or no vote, in addition to any vote required by applicable law or by this Certificate of Incorporation, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of sixty-six and two thirds percent (66 2/3%) of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and this Article XIV.
B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other circumstances shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.
[Remainder of page intentionally left blank.]

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I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand as of           , 2024.
[•] Sole Incorporator

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Annex B-2
BYLAWS
OF
AKOM INC.
Article I — Corporate Offices
1.1 Registered Office.   The address of the registered office of AKOM Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2 Other Offices.   The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.
Article II — Meetings of Stockholders
2.1 Place of Meetings.   Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
2.2 Annual Meeting.   The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
2.3 Special Meeting.    Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation. No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.
2.4 Notice of Business to be Brought before a Meeting.
(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders

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seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.
(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which date shall be [•], for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the business combination contemplated by that certain Merger Agreement dated as of March 29, 2024 (the “Merger Agreement”), by and among the Corporation (formerly known as IX Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to its domestication as a Delaware corporation), AERKOMM Inc., a Nevada corporation and AKOM Merger Inc., a Nevada corporation (“Merger Sub”); provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:
(a) As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”)) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);
(b) As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to

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dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and
(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of

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the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(v) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(vii) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.
2.5 Notice of Nominations for Election to the Board of Directors.
(i) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

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(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.
(a) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(b) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(c) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:
(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));
(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and
(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement

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between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).
For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if any Nominating Person giving notice provided by this Section 2.5 provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominee. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.
2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.
(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of

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such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.
(ii) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.
(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast

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for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(v) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.
2.7 Notice of Stockholders’ Meetings.    Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
2.8 Quorum.    Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.
2.9 Adjourned Meeting; Notice.    When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.
2.10 Conduct of Business.    The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the

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commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
2.11 Voting.    Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.
2.12 Record Date for Stockholder Meetings and Other Purposes.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.13 Proxies.   Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the

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provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.
2.14 List of Stockholders Entitled to Vote.   The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.
2.15 Inspectors of Election.   Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.
Such inspectors shall:
(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii) count all votes or ballots;
(iii) count and tabulate all votes;
(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
2.16 Delivery to the Corporation.   Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance

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of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.
Article III — Directors
3.1 Powers.   Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
3.2 Number of Directors.   Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3 Election, Qualification and Term of Office of Directors.    Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the next annual meeting and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.
3.4 Resignation and Vacancies.    Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.
Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
3.5 Place of Meetings; Meetings by Telephone.   The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Bylaw shall constitute presence in person at the meeting.
3.6 Regular Meetings.   Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.
3.7 Special Meetings; Notice.   Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i) delivered personally by hand, by courier or by telephone;
(ii) sent by United States first-class mail, postage prepaid;

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(iii) sent by facsimile or electronic mail; or
(iv) sent by other means of electronic transmission,
directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8 Quorum.   At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
3.9 Board Action without a Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.
3.10 Fees and Compensation of Directors.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
Article IV — Committees
4.1 Committees of Directors.   The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any Bylaw of the Corporation.
4.2 Meetings and Actions of Committees.   Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i) Section 3.5 (place of meetings; meetings by telephone);

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(ii) Section 3.6 (regular meetings);
(iii) Section 3.7 (special meetings; notice);
(iv) Section 3.9 (board action without a meeting); and
(v) Section 7.13 (waiver of notice),
with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:
(i) the time of regular meetings of committees may be determined as set forth in the charter of the applicable committee;
(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.
4.3 Subcommittees.   Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
Article V — Officers
5.1 Officers.   The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.
5.2 Appointment of Officers.   The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.
5.3 Subordinate Officers.   The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.
5.4 Removal and Resignation of Officers.   Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5 Vacancies in Offices.   Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

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5.6 Representation of Shares of Other Corporations.   The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.7 Authority and Duties of Officers.   All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
5.8 Compensation.   The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.
Article VI — Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.
Article VII — General Matters
7.1 Execution of Corporate Contracts and Instruments.   The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.
7.2 Stock Certificates.   The shares of the Corporation may be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

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The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.
7.3 Special Designation of Certificates.   If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
7.4 Lost Certificates.   Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.5 Shares Without Certificates.   The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
7.6 Construction; Definitions.   Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
7.7 Dividends.   The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
7.8 Fiscal Year.   The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.
7.9 Seal.   The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

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7.10 Transfer of Stock.   Subject to the restrictions set forth in Section 7.14, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.
7.11 Stock Transfer Agreements.   The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.
7.12 Registered Stockholders.   The Corporation:
(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
7.13 Waiver of Notice.   Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.
7.14 Lock-Up.
(a) During the applicable Lock-up Period (as defined below), the Lock-up Holders (as defined below) may not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the Lock-up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any transaction specified above, or engage in any Short Sales (as defined below) with respect to the Lock-up Shares. With respect to the First Operating Performance Milestone Shares (as defined below), the restrictions set forth in this Section 7.14 shall not be deemed to contradict, limit, or otherwise supersede the earnout provisions set forth in Section 3.7 of the Merger Agreement.
(b) In furtherance of the foregoing, during the applicable Lock-up Period, the Corporation will (i) place a stop order on all the Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Corporation’s transfer agent in writing of the stop order and the restrictions on the Lock-up Shares under this Section 7.14 and direct the Corporation’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Section 7.14. In addition to any other applicable legends, each certificate or book entry position representing the Lock-up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

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“THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE ISSUER’S BYLAWS. A COPY OF SUCH BYLAWS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
(c) Notwithstanding the foregoing, and subject to the conditions below, the Lock-up Holders may transfer Lock-up Shares in connection with (each, a “Permitted Transfer”): (i) transfers or distributions to the Lock-up Holder’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), including any investment fund, special purpose vehicle or other entity that controls or manages, is under common control or management with, or is controlled or managed by, the Lock-up Holder, or to the estates of any of the foregoing; (ii) transfers by bona fide gift or gifts to a member of the Lock-up Holder’s immediate family or to a trust, the beneficiary of which is the Lock-up Holder or a member of the Lock-up Holder’s immediate family for estate planning purposes; (iii) by virtue of a will, testamentary document or the laws of descent and distribution upon death of the Lock-up Holder; (iv) pursuant to a qualified domestic relations order or as required by a divorce settlement; (v) transfers to the Corporation’s officers, directors or their affiliates; (vi) pledges of Lock-up Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by the Lock-up Holder; provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers; (vii) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of the Corporation or which results in all of the holders of Corporation Common Stock having the right to exchange their Corporation Common Stock for cash, securities or other property subsequent to the consummation of such transaction; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-up Shares shall remain subject to the restrictions set forth in this Section 7.14; (viii) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-up Shares during the applicable Lock-up Period; (ix) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase Corporation Common Stock or the vesting of stock-based awards, provided that any Corporation Common Stock issued upon such exercise or vesting shall become Lock-up Shares subject to this Section 7.14; (x) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase Corporation Common Stock, to the extent the instruments representing such options permit exercises on a cashless basis and provided that any Corporation Common Stock issued upon such exercise shall become Lock-up Shares subject to this Section 7.14; and (xi) to the extent required by any legal or regulatory order.
(d) Notwithstanding the other provisions set forth in this Section 7.14 or any other provision contained herein, the Board may, in its sole discretion, determine to waive, amend, or repeal the lock-up obligations set forth in this Section 7.14, whether in whole or in part; provided, that, during the Lock-up Period, any such waiver, amendment or repeal of any lock-up obligations set forth in Section 7.14, and any waiver, amendment or repeal of this Section 7.14(d), shall require the unanimous approval of the directors.
(e) Certain Definitions.
“Corporation Common Stock” means the shares of common stock, par value $0.0001 per share, of the Corporation.
“First Operating Performance Milestone Shares” means the shares of Corporation Common Stock issued to Lock-up Holders pursuant to Section 3.7(a)(i)(A) of the Merger Agreement.
“Lock-up Holders” means the holders of Corporation Common Stock issued (i) as consideration pursuant to the merger of BYTE Merger Sub, Inc., a Washington corporation, with and into Airship AI Holdings, Inc., a Washington corporation, in accordance with the Merger Agreement (such transaction, the “Airship Transaction”), including the First Operating Performance Milestone Shares or (ii) upon the exercise of Converted Warrants in respect of the Earnout Warrants, Converted Stock

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Options or Converted SARs (each as defined in the Merger Agreement) outstanding as of immediately following the consummation of the Airship Transaction (the “Closing” and the date of the Closing, the “Closing Date”). The term “Lock-up Holders” includes the Permitted Transferees of any such holders.
“Lock-up Period” means (x) with respect to all Lock-up Shares other than the First Operating Performance Milestone Shares, the period beginning on the Closing Date and ending on the date that is one hundred eighty (180) days after the Closing Date, and (y) with respect to any First Operating Performance Milestone Shares, the period beginning on the date such shares are issued to the Lock-up Holder and ending on the date that is twelve (12) months after the date such shares are issued to the Lock-up Holder; and the term “Lock-up Periods” means both periods described in the foregoing clauses (x) and (y).
“Lock-up Shares” means (x) the Corporation Common Stock and any other equity securities convertible into or exercisable or exchangeable for or representing the rights to receive Corporation Common Stock, if any, held by the Lock-up Holders immediately following the Closing and (y) any First Operating Performance Milestone Shares issued to the Lock-up Holders subsequent to the Closing; provided, however, that such Lock-up Shares shall not include Corporation Common Stock acquired by such Holder in open market transactions during the Lock-up Periods.
“Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.
Article VIII — Notice
8.1 Delivery of Notice; Notice by Electronic Transmission.   Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.
Any notice given pursuant to the preceding paragraph shall be deemed given:
(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii) if by any other form of electronic transmission, when directed to the stockholder.

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Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
Article IX — Indemnification
9.1 Right to Indemnification.   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent, or trustee or in any other capacity while serving as a director, officer, employee, agent, or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys’ fees and expenses, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 9.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.
9.2 Right to Advancement of Expenses.   In addition to the right to indemnification conferred in Section 9.1, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees and expenses) incurred in defending or participating as a witness in any proceeding to such indemnitee in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article (which shall be governed by Section 9.3) (any such payment, an “advancement of expenses”); provided, however, that an advancement of expenses incurred by an indemnitee in such indemnitee’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including service to an employee benefit plan) shall, subject to applicable provisions of the DGCL, be made solely upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Sections 9.1 and 9.2 or otherwise.
9.3 Right of Indemnitee to Bring Suit.   If an indemnitee’s claim under Section 9.1 or 9.2 is not paid in full by the Corporation within (i) sixty (60) days after a written claim for indemnification has been received by the Corporation or (ii) twenty (20) days after a written claim for advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (x) any suit brought by the indemnitee to enforce a right to indemnification under this Article (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses), it shall be a defense that, and (y) any suit

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brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in Delaware law or these Bylaws. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses under this Article or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses, as the case may be, under this Article or otherwise shall be on the Corporation.
9.4 Indemnification Not Exclusive.   The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee, or agent of the Corporation and as to action in any other capacity.
9.5 Nature of Rights.   The rights conferred upon indemnitees in this Article shall be contract rights, and such rights shall continue as to an indemnitee who has ceased to be a director, officer, or trustee and shall inure to the benefit of the indemnitee’s heirs, executors, and administrators. Any amendment, alteration, or repeal of this Article that adversely affects any right of any indemnitee or any of its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.
Article X — Amendments
The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.
Article XI — Definitions
As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked

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to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).
An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.
The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.
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Annex C

C-1

Annex D
AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among AERKOMM Inc., a Delaware corporation (the “Company”) (formerly known as IX Acquisition Corp., a Cayman Islands exempted company limited by shares, prior to its domestication as a Delaware corporation), IX Acquisition Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), certain former stockholders of AERKOMM Inc., a Nevada corporation (“Target”), set forth on Schedule 1 hereto (such stockholders, the “Target Holders”) and other persons and entities (collectively with the Sponsor, the Target Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
RECITALS
WHEREAS, the Company, the Sponsor and each of the other parties thereto are party to that certain Registration Rights Agreement, dated as of October 6, 2021 (the “Original RRA”);
WHEREAS, the Company has entered into that certain Merger Agreement, dated as of March 29, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, AKOM Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Target, pursuant to which, among other things, the Company, at least one business day prior to the Closing Date (as defined below), will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Nevada Revised Statutes, Merger Sub will be merged with and into the Target (the “Merger”), with the Target surviving the Merger as a wholly owned subsidiary of the Company;
WHEREAS, on the date of the Domestication, as contemplated by the Merger Agreement, (i) each issued and outstanding ordinary share of the Company (other than ordinary shares redeemed pursuant to the Company’s amended and restated memorandum and articles of association) was converted automatically into one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), (ii) each issued and outstanding warrant of the Company became exercisable for one share of Common Stock (“Warrant”), on substantially the same terms and conditions as were applicable to such warrant prior to the Domestication, and (iii) each outstanding unit of the Company separated and converted automatically into one share of Common Stock and one-half of one Warrant;
WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders received shares of Common Stock;
WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question and the Sponsor holds a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof; and
WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Block Trade” shall have the meaning given in Section 2.4.1.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Insider Letter” shall mean that certain letter agreement, dated October 6, 2021, by and among the Company, the Sponsor and each of the other parties thereto.
“Joinder” shall have the meaning given in Section 5.10.
“Lock-up Period” shall have the meaning ascribed to such term in (i) the Sponsor Support Agreement, dated as of March 29, 2024, by and among the Company, Target and the Sponsor, with respect to the Sponsor Shares or (ii) the Company’s Bylaws, with respect to the Lock-up Shares held by the Lock-up Holders (as such terms are defined in the Company’s Bylaws), as applicable.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Merger Sub” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
“Permitted Transferees” shall mean any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Private Placement Warrants” shall mean the warrants purchased by the Sponsor in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any warrants and shares of Common Stock issued or issuable upon conversion, exchange or exercise of such warrants.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock, Private Placement Warrants and other Warrants, and any shares of Common Stock issued or issuable upon the exercise of Private Placement Warrants, other Warrants and any other equity security and any shares of Common Stock issued or issuable upon the exercise of any equity awards of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any outstanding shares of Common Stock, Warrants to purchase shares of Common Stock, equity awards and shares of Common Stock issued or issuable upon the exercise of any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume limitations or limitations as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration, including any related Shelf Registration, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $50,000 in the aggregate.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Sponsor” shall have the meaning given in the Preamble hereto.
“Sponsor Shares” means [            ] shares of Common Stock held by the Sponsor.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Target” shall have the meaning given in the Preamble hereto.
“Target Holders” shall have the meaning given in the Preamble hereto.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1   Shelf Registration.
2.1.1   Filing.   Within thirty (30) calendar days following the Closing Date (the “Filing Date”), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the seventy-fifth (75th) calendar day following the Filing Date; provided that the Company shall have the Shelf declared effective within ten (10) business days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Shelf will not be reviewed or will not be subject to further review by the Commission; provided further that if such date falls on a Saturday, Sunday or other day that the Commission is closed for business, such date shall be extended to the next business day on which the Commission is open for business and if the Commission is closed for operations due to a government shutdown then such date shall be extended by the same number of business days that the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3   Additional Registration Statement(s).   Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Target Holders.
2.1.4   Requests for Underwritten Offerings.   Subject to Section 3.4, at any time and from time to time following the expiration of the Lock-up Period, the Sponsor or a Target Holder (any of the Sponsor or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering; provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may each demand not more than one (1) Underwritten Offering pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may affect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the

Company desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of persons other than Holders of Registrable Securities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor or a Target Holder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor or a Target Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to the Company’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a)   if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b)   if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)   if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.
2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder participating in the Underwritten Offering that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
2.4   Block Trades; Other Coordinated Offerings.
2.4.1   Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $25 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.4.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If at any time the Company is required to effect the Registration of Registrable Securities hereunder, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.13   in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if the Company timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;
3.1.15   with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3   Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.
3.4.4   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than three (3) occasions for not more than sixty (60) consecutive calendar days on each occasion or not more than one hundred and twenty (120) total calendar days, in each case, during any twelve (12)-month period.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6   Restrictive Legend Removal.   Subject to receipt from the Holder by the Company and the Company’s transfer agent (the “Transfer Agent”) of such customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts to cause an opinion of the Company’s counsel to be provided, in a form reasonably acceptable to the Transfer Agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been sold or transferred pursuant to an effective Registration, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Registrable Securities. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 3.6 and within three (3) trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Registrable Securities. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters

(within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: AERKOMM Inc., Attention: Louis Giordimaina or by e-mail: louis.Giordimaina@aerkomm.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third-Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Target Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) and (ii) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including the general and limited partners of the Sponsor), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees).
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.4   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE

THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN THE STATE OF DELAWARE.
5.5   TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
5.6   Amendments and Modifications.   Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7   Other Registration Rights.   Other than as provided in the (i) Warrant Agreement, dated as of October 6, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, (ii) Private Placement Warrants Purchase Agreement, dated as of October 6, 2021, between the Company and the Sponsor, and (iii) the Subscription Agreements (as defined in the Merger Agreement), the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, and (ii) a Target Holder, for so long as such Target Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8   Term.   This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10   Additional Holders; Joinder.   In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company) and each Target Holder (so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.12   Entire Agreement; Restatement.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
AERKOMM INC.
By:

Name:
Title:
HOLDERS:
IX ACQUISITION SPONSOR LLC
By:

Name:
Title:
[Entity Target Holders]
a [•]
By:

Name:
Title:

[Individual Target Holders]
[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 1
Target Holders

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•] (as the same may hereafter be amended, the “Registration Rights Agreement”), among AERKOMM Inc., a Nevada corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.
Accordingly, the undersigned has executed and delivered this Joinder as of the                       day of          , 20  .

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
                 , 20
AERKOMM INC.

By:
Name:
Its:

Annex E
COMPANY SUPPORT AGREEMENT
This COMPANY SUPPORT AGREEMENT (this “Agreement”) is dated as of March 29, 2024, by and among the Persons set forth on Schedule I hereto (each, a “Company Securityholder” and, collectively, the “Company Securityholders”), IX Acquisition Corp., a Cayman Islands exempted company limited by shares (which will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing) (before and after such domestication, “Parent”), and AERKOMM Inc., a Nevada corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Company Securityholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock and Company securities as are indicated opposite each such Company Securityholder’s name on Schedule I attached hereto (all such shares, or any successor or additional voting or non-voting equity securities of the Company of which ownership is hereafter acquired by any such Company Securityholder prior to the termination of this Agreement are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, the Company and AKOM Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”) and [•], as the Securityholder Representative, have entered into that certain Merger Agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth therein;
WHEREAS, on the day that is at least one Business Day prior to the Effective Time and subject to the conditions of the Merger Agreement, Parent will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Parent’s organizational documents, Section 388 of the DGCL and the Cayman Companies Act; and
WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, Parent, the Company and each Company Securityholder, severally and not jointly and solely in its capacity as a Securityholder in Company, hereby agree as follows:
ARTICLE I
VOTING AGREEMENT; COVENANTS
1.1   Binding Effect of Merger Agreement.   Until the Expiration Time (as defined below), each Company Securityholder shall be bound by and comply with Sections 6.2 (Exclusivity) and 11.5 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Securityholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.2 of the Merger Agreement also referred to each such Company Securityholder.
1.2   Voting Agreement.   (a) During the period commencing on the date hereof and ending on the earliest of (x) the Effective Time and (y) such date and time as the Merger Agreement shall be validly terminated in accordance with Article X (Termination) thereof (the earlier of (x) and (y), the “Expiration Time”), each Company Securityholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken as contemplated by the Merger Agreement or the transactions contemplated thereby, such Company Securityholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Securityholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:
(i)   to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Company Transaction Proposals”), including without limitation any other consent, waiver or approval required under the Company’s organizational documents or under any agreements between the Company and its stockholders, or otherwise sought by the Company with respect to the Merger Agreement or the transactions contemplated thereby or the Company Transaction Proposals;
(ii)   against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement or the Ancillary Agreements and the Merger and the other transactions contemplated thereby);
(iii)   against any change in the business (to the extent in violation of the Merger Agreement), management or Board of Directors of the Company (other than in connection with the Company Transaction Proposals and the transactions contemplated thereby); and
(iv)   against any proposal, action or agreement that would (A) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Ancillary Agreements or the Merger or any of the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company or the Company Securityholders under the Merger Agreement or this Agreement, as applicable, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled, or (D) change in any manner the dividend policy or capitalization of the Company, including the voting rights of any share capital of the Company.
(b)   During the period commencing on the date hereof and ending on the Expiration Time, each Company Securityholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding the foregoing, the obligations of each Company Securityholder specified in this Section 1.2 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of the Company or the Board of Directors of the Company has previously recommended the Merger but changed such recommendation.
(c)   In furtherance of the foregoing, each Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, Karen Bach, in her capacity as an officer of Parent, and any individual who shall hereafter succeed to such position of Parent, and any other Person designated in writing by Parent (collectively, the “Grantees”), with full power of substitution, to vote or execute written consents with respect to the Subject Shares in accordance with this Section 1.2 and, in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any annual or special meetings of the stockholders of the Company at which any of the matters described in Section 1.2(a) was to be considered. This proxy is coupled with an interest and shall be irrevocable, and the Company Securityholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Company Securityholder with respect to the Subject Shares. Parent may terminate this proxy with respect to any Company Securityholder at any time at its sole election by written notice provided to such Company Securityholder.
1.3   No Transfer.   During the period commencing on the date hereof and ending on the Expiration Time, each Company Securityholder agrees that such Company Securityholder shall not, without the prior written consent of Parent, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, transfer, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, each with respect to any Subject Shares owned by such Company Securityholder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares owned by such Company Securityholder, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) or (iii), collectively, a “Transfer”); provided, however, that the foregoing restrictions shall not apply to any Permitted Transfer. “Permitted Transfer” shall mean any Transfer (a) in the case of a Person who is not an individual, to any Affiliate of such Person or to any member(s) of such Person or any of their Affiliates; (b) in the case of an individual, to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of Laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that, prior to and as a condition to the effectiveness of any Permitted Transfer described in clauses (a) through (d), the transferee in such Permitted Transfer (a “Permitted Transferee”) shall have executed and delivered to Parent and the Company a joinder or counterpart of this Agreement pursuant to which such Permitted Transferee shall be bound by all of the applicable terms and provisions of this Agreement. The Company shall not register any sale, assignment or transfer of the Subject Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 1.3. During the period commencing on the date hereof and ending on the Expiration Time, each Company Securityholder shall not, without the prior written consent of Parent, engage in any transaction involving the securities of Parent prior to the Closing.
1.4   New Shares.   In the event that (a) any Subject Shares or other equity securities of the Company are issued to a Company Securityholder after the date of this Agreement pursuant to any offering, stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event of the Company Capital Stock or other equity securities of the Company of, on or affecting the Subject Shares or other equity securities of the Company owned by such Company Securityholder, (b) the Company Securityholder purchases or otherwise acquires beneficial ownership of any Subject Shares or other equity securities of the Company after the date of this Agreement and prior to the Closing, or (c) the Company Securityholder acquires the right to vote or share in the voting of any Subject Shares or other equity securities of the Company after the date of this Agreement (such Subject Shares or other equity securities of the Company, the “New Securities”), then such New Securities acquired or purchased by such Company Securityholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Securityholder as of the date hereof.
1.5   Further Assurances.   Each Company Securityholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary or reasonably requested by the Company or Parent under applicable Laws to effect the actions and to consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable, including executing and delivering any Ancillary Agreements in connection with the Closing, which may include, for the avoidance of doubt, a Lock-up Agreement, Restrictive Covenant Agreement and/or employment agreement. Each Company Securityholder agrees that such Company Securityholder will not take any action that would make any representation or warranty of such Company Securityholder herein untrue or incorrect, or have the effect of preventing or disabling such Company Securityholder from performing its obligations hereunder.
1.6   No Inconsistent Agreement.   Each Company Securityholder hereby represents and covenants that such Company Securityholder has not entered into, shall not enter into, (i) any voting agreement or voting trust with respect to any of such Company Securityholder’s Subject Shares that is inconsistent with such Company Securityholder’s obligations pursuant to this Agreement, or (ii) and shall not grant a proxy or power of attorney to enter into, any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of such Company Securityholder’s obligations hereunder.
1.7   No Challenges.   Each Company Securityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, directors, officers, agents or equity holders (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement or any of the Ancillary Agreements or the consideration and approval thereof by the stockholders of the Company, the Board of Directors of the Company or the governing bodies of any of the Subsidiaries of the Company or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.
1.8   Consent to Disclosure.   Each Company Securityholder hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other applicable securities authorities, any other documents or communications provided by Parent or the Company to any Authority or to securityholders of Parent or the Company) of such Company Securityholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Securityholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Parent or the Company, a copy of this Agreement. Each Company Securityholder will promptly provide any information reasonably requested by Parent or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).
1.9   Dissenters’ Rights.   Each Company Securityholder hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent, right to demand payment or right of appraisal or any similar provision under applicable Law (including pursuant to the Nevada Revised Statutes and DGCL) in connection with the Merger, the Merger Agreement and the other transactions as contemplated by the Merger Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
2.1   Company Securityholder Representations.   Each Company Securityholder represents and warrants to Parent and the Company, as of the date hereof, that:
(a)   such Company Securityholder has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;
(b)   such Company Securityholder has full right and power, without violating any agreement to which it is bound (including any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Agreement;
(c)   (i) if such Company Securityholder is not an individual, such Company Securityholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Securityholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Company Securityholder and (ii) if such Company Securityholder is an individual, the signature on this Agreement is genuine, and such Company Securityholder has legal competence and capacity to execute the same;
(d)   this Agreement has been duly executed and delivered by such Company Securityholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Securityholder, enforceable against such Company Securityholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);
(e)   if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Securityholder;
(f)   such Company Securityholder is the record and beneficial owner (as defined in the Securities Act) of, and has good, valid and marketable title to, all of such Company Securityholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s organizational documents, (iii) the Merger Agreement or (iv) any applicable securities Laws. Such Company Securityholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Securityholder on the date of this Agreement. Such Company Securityholder has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to such Company Securityholder’s Subject Shares, and except as provided in this Agreement, none of such Company Securityholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Except for such Company Securityholder’s Subject Shares, such Company Securityholder does not hold or own any rights to acquire (directly or indirectly) any other equity securities of the Company or any other equity securities convertible into, or which can be exchanged for, equity securities of the Company;
(g)   the execution and delivery of this Agreement by such Company Securityholder does not, and the performance by such Company Securityholder of its obligations hereunder and the consummation of the transactions contemplated hereby and the Merger and the other transactions contemplated by the Merger Agreement will not constitute or result in, (i) if such Company Securityholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Securityholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Securityholder of its obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiary, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by such Company Securityholder of its, his or her obligations under this Agreement;
(h)   there are no Actions pending against such Company Securityholder or, to the knowledge of such Company Securityholder, threatened against such Company Securityholder, before (or, in the case of threatened Actions, that would be before) any Authority, which in any manner questions the beneficial or record ownership of the Company Securityholder’s Subject Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Company Securityholder of his, her or its obligations under this Agreement; there is no outstanding Order imposed upon such Company Securityholder, or, if applicable, any of such Company Securityholder’s Subsidiaries;
(i)   no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by or on behalf of such Company Securityholder;
(j)   such Company Securityholder has had the opportunity to read the Merger Agreement and this Agreement and has had the opportunity to consult with such Company Securityholder’s tax and legal advisors;
(k)   such Company Securityholder has not entered into, and shall not enter into, any agreement that would prevent such Company Securityholder from performing any of Company Securityholder’s obligations hereunder;
(l)   such Company Securityholder understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Company Securityholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Company Securityholder contained herein; and
(m)   such Company Securityholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Parent and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Parent or the Company and based on such information as such Company Securityholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Securityholder acknowledges that Parent and the Company have not made and do not make any representation or warranty to such Company Securityholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Securityholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Securityholder are irrevocable.
ARTICLE III
MISCELLANEOUS
3.1   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, and (b) as to each Company Securityholder, the written agreement of Parent, the Company and such Company Securityholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
3.2   Waiver.   Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
3.3   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.
3.4   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
3.5   Jurisdiction; Waiver of Jury Trial.
(a)   Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.5.

(b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
3.6   Assignment.   No party hereto shall assign this Agreement or any part hereof or delegate any rights or obligations hereunder without the prior written consent of the other parties hereto and any such assignment, transfer or delegation without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
3.7   Enforcement.   The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
3.8   Amendment.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Parent, the Company and each Company Securityholder, and which makes reference to this Agreement.
3.9   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
3.10   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.2 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the respective addresses set forth in Section 11.2 of the Merger Agreement, and, with respect to a Company Securityholder, at the address set forth on Schedule I.
3.11   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
3.12   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof.
3.13   Adjustment for Stock Split.   If, and as often as, there are any changes in the Company or the Subject Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company Securityholders, Parent, the Company, or the Subject Shares, as so changed.

3.14   No Partnership, Agency or Joint Venture.   This Agreement is intended to create a contractual relationship among the Company Securityholders, the Company and Parent, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Securityholders entering into agreements with the Company or Parent. Each Company Securityholder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.
3.15   Capacity as Company Securityholder.   Each Company Securityholder signs this Agreement solely in such Company Securityholder’s capacity as a stockholder of the Company, and not in any other capacity, including, if applicable, as a director (including “director by deputization”), officer or employee of the Company or any of its Subsidiaries. Nothing herein shall be construed to limit or affect any actions or inactions by such Company Securityholder or any representative of such Company Securityholder, as applicable, serving as a director, officer or employee of the Company or any Subsidiary of the Company, acting in such Person’s capacity as a director, officer or employee of the Company or any Subsidiary of the Company, including with respect to any exercise or discharge of such person’s fiduciary duties under applicable Laws.
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IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed as of the date first written above.
PARENT:
IX ACQUISITION CORP.
By:
/s/ Karen Bach

Name:
Karen Bach

Title:
Chief Executive Officer

[Signature Page to Company Support Agreement]

COMPANY:
AERKOMM INC.
By:
/s/ Louis Giordimaina

Name:
Louis Giordimaina

Title:
Chief Executive Officer

[Signature Page to Company Support Agreement]

Annex F
SPONSOR SUPPORT AGREEMENT
This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is dated as of                      , 2024, by and among IX Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), IX Acquisition Corp., a Cayman Islands exempted company limited by shares (which will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing) (before and after such domestication, “Parent”), and AERKOMM, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the Parent Common Shares, Parent Units and Parent Warrants set forth on Schedule I attached hereto (all such securities of Parent (including securities underlying such securities), or any successor or additional securities of Parent of which ownership is hereafter acquired by the Sponsor prior to the termination of this Agreement are referred to herein as the “Subject Securities”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, AKOM Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”) and the Company have entered into that certain Merger Agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth therein;
WHEREAS, on the day that is at least one Business Day prior to the Effective Time and subject to the conditions of the Merger Agreement, Parent shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Parent’s organizational documents, Section 388 of the DGCL and the Cayman Companies Act; and
WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SUPPORT AGREEMENT; COVENANTS
Section 1.1   Binding Effect of Merger Agreement.   The Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Until the Expiration Time (as defined below), the Sponsor shall be bound by and comply with Sections 6.2 (Exclusivity) and 11.5 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Sponsor was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Parent” contained in Section 6.2 of the Merger Agreement also referred to the Sponsor.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated in accordance with Article X (Termination) thereof and (c) the liquidation of Parent (the earlier of (a), (b) and (c), the “Expiration Time”), the Sponsor shall not, without the prior written consent of the Company, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option

F-1

to purchase or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Prospectus) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, a “Transfer”); provided, however, that the foregoing restrictions shall not apply to any Permitted Transfer. A “Permitted Transfer” shall mean any Transfer (A) to any of Parent’s officers, directors or consultants, any Affiliate or any family member of any of Parent’s officers, directors or consultants; (B) to any Affiliate of such Person or to any member(s) of such Person or any of their Affiliates or any employees or consultants of such Affiliates; or (C) to any other Person, with the consent of Parent and the Company; provided, however, that, prior to and as a condition to the effectiveness of any Permitted Transfer described in clauses (A) through (C), the transferee in such Permitted Transfer (a “Permitted Transferee”) shall have executed and delivered to Parent and the Company a joinder or counterpart of this Agreement pursuant to which such Permitted Transferee shall be bound by all of the applicable terms and provisions of this Agreement. Parent shall not register any sale, assignment or transfer of any Subject Securities on Parent’s stock ledger (book entry or otherwise) that is not in compliance with this Section 1.2.
Section 1.3   New Shares.   In the event that (a) any Parent Common Shares, Parent Units, Parent Warrants or other equity securities of Parent are issued to the Sponsor after the date of this Agreement pursuant to any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event of Parent Common Shares, Parent Units, Parent Warrants or other equity securities of Parent of, on or affecting the Parent Common Shares, Parent Units, Parent Warrants or other equity securities of Parent owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Parent Common Shares, Parent Units, Parent Warrants or other equity securities of Parent after the date of this Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Parent Common Shares or other equity securities of Parent after the date of this Agreement (such Parent Common Shares, Parent Units, Parent Warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor as of the date hereof.
Section 1.4   Certain Agreements of the Sponsor.
(a)   At any meeting of the shareholders of Parent, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, the Sponsor hereby unconditionally and irrevocably agrees that it shall (i) appear at each such meeting, in person or by proxy, or otherwise cause all of its Parent Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Parent Common Shares:
(i)   in favor of each Parent Proposal, including, without limitation, any other consent, waiver, approval is required under Parent’s organizational documents or under any agreements between Parent and its shareholders, or otherwise sought by Parent with respect to the Merger Agreement or the transactions contemplated thereby or the Parent Proposals;
(ii)   against any Alternative Proposal or any proposal relating to a business combination transaction (other than the Parent Proposals and the transactions contemplated thereby);
(iii)   against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than the Merger Agreement or the Ancillary Agreements and the Merger and the other transactions contemplated thereby);
(iv)   against any change in the business, management or Board of Directors of Parent (other than in connection with the Parent Proposals and the transactions contemplated thereby);

F-2

(v)   against any proposal, action or agreement that would (A) impede, interfere with, delay, postpone, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Ancillary Agreements or the Merger or any of the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub or the Sponsor under the Merger Agreement or this Agreement, as applicable, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent; and
(vi)   in favor of any extension of Parent’s deadline to consummate a “Business Combination” as such term is defined in the Parent Amended and Restated Memorandum of Association and Articles of Association, to the extent permitted under the Parent Amended and Restated Memorandum of Association and Articles of Association.
The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b)   The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of October 6, 2021, by and among Parent, the Sponsor and the other parties thereto (the “Letter Agreement”), including the obligations of the Sponsor pursuant to Section 1 therein to not redeem, sell or tender, or submit a request to Parent’s transfer agent or otherwise exercise any right to redeem, sell or tender, any Parent Common Shares owned by the Sponsor in connection with the transactions contemplated by the Merger Agreement.
(c)
Section 1.5   Further Assurances.   The Sponsor shall execute and deliver, or cause to be executed and delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary or reasonably requested by the Company or Parent under applicable Laws to effect the actions and to consummate the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.
Section 1.6   No Inconsistent Agreement.   The Sponsor hereby represents and covenants that it has not entered into, shall not enter into, and shall not grant a proxy or power of attorney to enter into, any agreement or undertaking that would restrict, limit, be inconsistent with or interfere with the performance of its obligations hereunder.
Section 1.7   No Challenges.   The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.
Section 1.8   Consent to Disclosure.   The Sponsor hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other applicable securities authorities, any other documents or communications provided by Parent or the Company to any Authority or to securityholders of Parent or the Company) of the Sponsor’s identity and beneficial ownership of Subject Securities, and the nature of the Sponsor’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Parent or the Company, a copy of this Agreement. The Sponsor will promptly provide any information reasonably requested by Parent or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

F-3

ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Sponsor.   The Sponsor represents and warrants as of the date hereof to Parent and the Company as follows:
(a)   Organization; Due Authorization.   The Sponsor is duly organized and validly existing under the Laws of the Cayman Islands, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Sponsor.
(b)   Ownership.   The Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good, valid and marketable title to, all of its Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) Parent’s organizational documents, (iii) the Merger Agreement, (iv) the Letter Agreement or (v) any applicable securities Laws. The Sponsor’s Subject Securities are the only equity securities in Parent owned of record or beneficially by the Sponsor on the date of this Agreement. The Sponsor has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to its Subject Securities, and none of the Sponsor’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Letter Agreement. Other than the Parent Private Warrants held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.
(c)   No Conflicts.   The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder and the consummation of the transactions contemplated hereby and the Merger and the other transactions contemplated by the Merger Agreement will not constitute or result in, (i) conflict with or result in a violation of the organizational documents of the Sponsor, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or its Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement, or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of Parent’s Subsidiaries, to the extent the creation of such Lien would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.
(d)   Litigation.   There are no Actions pending against the Sponsor, or to the knowledge of the Sponsor threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement. There is no outstanding Order imposed upon the Sponsor, or, if applicable, any of its Subsidiaries.
(e)   Brokers’ Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Sponsor, for which Parent or any of its Affiliates may become liable.

F-4

(f)   Affiliate Arrangements.   Except as set forth on Schedule II attached hereto, the Sponsor is not party to, nor has any rights with respect to or arising from, any Contract with Parent or its Subsidiaries.
(g)   Acknowledgment.   The Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Sponsor contained herein.
(h)   Adequate Information.   The Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of Parent and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Parent or the Company and based on such information as the Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Sponsor acknowledges that Parent and the Company have not made and do not make any representation or warranty to the Sponsor, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Sponsor acknowledges that the agreements contained herein with respect to the Subject Securities held by the Sponsor are irrevocable.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Parent and (c) the written agreement of the Sponsor, Parent and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement.
Section 3.2   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 3.3   Jurisdiction; Waiver of Jury Trial.
(a)   Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.3.
(b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED

F-5

AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 3.4   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 3.5   Enforcement.   The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6   Amendment.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Parent, the Company and the Sponsor, and which makes reference to this Agreement.
Section 3.7   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 3.8   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.2 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the respective addresses set forth in Section 11.2 of the Merger Agreement, and, with respect to the Sponsor, at the address set forth on Schedule I.
Section 3.9   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 3.10   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof.
Section 3.11   Adjustment for Stock Split.   If, and as often as, there are any changes in Parent or the Subject Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Sponsor, Parent, the Company, or the Subject Securities, as so changed.
[Remainder of page intentionally left blank]

F-6

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed as of the date first written above.
SPONSOR:
IX ACQUISITION SPONSOR LLC
By:   IX Acquisition Manager LLC
Its:   Sole Manager
By:
/s/ Noah Aptekar

Name:
Noah Aptekar

Title:
Managing Member

PARENT:
IX ACQUISITION CORP.
By:
/s/ Karen Bach

Name:
Karen Bach

Title:
Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:
AERKOMM, INC.
By:
/s/ Louis Giordimaina

Name:
Louis Giordimaina

Title:
Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex G
FAIRNESS OPINION
RELATED TO THE PURCHASE
OF:
AERKOMM INC.
BY:
IX ACQUISITION CORP.
VALUATION DATE: DECEMBER 31, 2023
REPORT DATE: MAY 13, 2024
Prepared for:
Board of Directors
IX Acquisition Corp.

May 13, 2024
Board of Directors
c/o Noah Aptekar, CFO
IX Acquisition Corp.
Arch 124, Salamanca Street
London, Greater London, LE1 7HX, United Kingdom
Dear Members of the Board of Directors:
ValueScope, Inc. (“ValueScope”) was engaged to serve as an independent financial consultant to the Board of Directors (the “Board”) of IX Acquisition Corp. (“IXAQ” or the “Client”) to provide an opinion (the “Fairness Opinion” or “Opinion”) as of the date hereof, as to the fairness, from a financial point of view, to the shareholders of IXAQ of a potential business combination (the “Subject Transaction”) pursuant to an agreement and plan of merger to be entered into by AERKOMM Inc. (“AERKOMM” or the “Company”), IXAQ, and other parties thereto. Our analysis is based on the available financial information available as of December 31, 2023 (the “Valuation Date”).(1)
Our Opinion is based on a review of publicly available business and financial information relating to AERKOMM and IXAQ. We have also reviewed internal financial and operating information relating to AERKOMM and IXAQ. In addition, we have interviewed members of the Company’s management team (“Management”).
Based on the procedures and methodologies discussed below and in our presentation of financial analysis (the “Analysis”), it is our opinion that:
THE SUBJECT TRANSACTION IS FAIR TO THE SHAREHOLDERS OF
IX ACQUISITION CORP. FROM A FINANCIAL POINT OF VIEW
This Opinion and Analysis is based on financial analyses prepared in accordance with generally accepted valuation standards. These procedures included substantive valuation tests that we considered necessary and appropriate under the circumstances.
In connection with our analysis, ValueScope has made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. ValueScope also took into account its assessment of general economic, market, and financial conditions, as well as its experience in business valuation in general, and with respect to similar transactions, in particular. ValueScope’s procedures, investigations, and financial analyses included, but were not limited to a review of the Term Sheet, the Company’s investor presentations dated November 2023 and January 2024, the Company’s annual and quarterly reports filings (including audited financial statements through fiscal year December 31, 2022, and unaudited financial statements for the quarters ending March 31, 2023, June 30, 2023, and September 2023), industry and market research, an interview with the Management, discussions with IXAQ’s management, and other documents related to the Subject Transaction and Company.
We have not independently verified any of the foregoing information and have relied upon its completeness and accuracy in all material aspects. For purposes of rendering this Opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, without assuming any responsibility for independent verification thereof. We have not made an independent evaluation or appraisal of the assets and liabilities.
Our Opinion does not address the underlying business decision of IXAQ to engage in the Subject Transaction, or the relative merits of the Subject Transaction compared to any strategic alternatives that

(1)
The Company’s actual balance sheet was available as of September 30, 2023.

may be available to IXAQ, nor does it address any legal, regulatory, tax or accounting matters. This Opinion addresses only the fairness of the Subject Transaction from a financial point of view to the shareholders of IXAQ.
It is understood that this letter is for the use by the Board and the shareholders of IXAQ. Other than discussions in the proxy and registration statements related to the Subject Transaction, this letter is not to be used with any other document in connection with the Subject Transaction, without the express written consent of ValueScope, Inc. We understand and agree that our analysis and conclusion in this letter may be shared with current and potential shareholders and advisors of IXAQ.
We are of the Opinion that the total consideration to be paid by IXAQ in the Subject Transaction is FAIR to the shareholders of IXAQ from a financial point of view.(2)
We are independent of and have no current or prospective economic interests in IXAQ or AERKOMM. Our fee for the development of this Opinion was in no way influenced by or contingent upon our conclusion expressed in the Opinion.
Respectfully submitted,
ValueScope, Inc.
Martin Hanan, CFA
President

(2)
The total consideration of $378.0 million was composed of base stock consideration of $200.0 million and incentive shares valued at $178.0 million.

Assumptions and Limiting Conditions
This Fairness Opinion prepared by ValueScope, Inc. (“ValueScope”) is subject to and governed by the following Assumptions and Limiting Conditions and other terms, assumptions and conditions contained in the engagement letter.
Limitation on Distribution and Use
The Fairness Opinion, the conclusion of fairness, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated, they should not be relied upon for any other purpose, and no party other than the Board may rely on them for any purpose whatsoever. Neither the Fairness Opinion, its contents, nor any reference to the appraiser or ValueScope, may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document given to third parties without our prior written consent. We understand the Fairness Opinion may be disclosed in proxy/registration statements related to the Subject Transaction and agree to such disclosure and our involvement therein. In addition, except as set forth in the Fairness Opinion, our analysis and Fairness Opinion are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent.
No change of any item in this Fairness Opinion shall be made by anyone other than ValueScope, and we shall have no responsibility for any such unauthorized change.
The Fairness Opinion may not be used in conjunction with any other appraisal or study. The conclusion(s) stated in this appraisal is based on the program of utilization described in the Fairness Opinion and may not be separated into parts. The Fairness Opinion was prepared solely for the purpose, function and party so identified in the Fairness Opinion. The Fairness Opinion may not be reproduced, in whole or in part, and the conclusions may not be utilized by a third party for any purpose, without the express written consent of ValueScope.
As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this Fairness Opinion, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.
Purpose of Fairness Opinion
This Fairness Opinion was prepared for the sole purpose of reviewing the Subject Transaction. Our conclusion of fairness does not extend to any managerial decisions which occurred pre- or post-Subject Transaction.
We did not evaluate IXAQ’s or the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities whether contingent or otherwise.
Operational Assumptions
Unless stated otherwise, our analysis (i) assumes that, as of the Valuation Date, AERKOMM and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present and future projected financial condition of AERKOMM and its assets as of the Valuation Date, and (iii) assumes that AERKOMM has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.
We did not make an onsite visit to any of AERKOMM’s facilities.
Competent Management Assumed
It should be specifically noted that the Fairness Opinion assumes AERKOMM will be competently managed and maintained over the expected period of ownership. This Fairness Opinion does not entail an evaluation of management’s effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.
No Obligation to Provide Services after Completion
Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of this engagement. If the need for subsequent services related to a valuation assignment (e.g., including testimony, preparation for testimony, other activity compelled by legal process, updates, conferences, reprint or copy services, document production or interrogatory response preparation, whether by request of the Board or by subpoena or other legal process initiated by a party other than the Board) arises, special arrangements for such services acceptable to ValueScope must be made in advance. ValueScope reserves the right to make adjustments to the analysis, Opinion and conclusion set forth in the Fairness Opinion as we deem reasonably necessary based upon consideration of additional or more reliable data that may become available.
In all matters that may be potentially challenged by a Court or other party, we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s). We will, however, retain our supporting work papers for your matter(s), and will be available to assist in defending our professional positions taken, at our then current rates, plus direct expenses at actual, and according to our then current Standard Professional Agreement.
No Opinion is Rendered as to Legal Fee or Property Title
No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering, or other professional advice that has been or will be obtained from professional sources.
Liens and Encumbrances
ValueScope will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our Fairness Opinion as legal evidence in any particular court or jurisdiction.
Information Provided by Others
Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by Management or its representatives and have been accepted without further verification except as specifically stated in the Fairness Opinion.
Prospective Financial Information
Fairness opinions may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our Opinion, and the variations may be material.
Any use of Management’s projections or forecasts in our analysis will not constitute an examination, review, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

Regulatory and Environmental Considerations
The Fairness Opinion assumes all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in the Fairness Opinion are based.
ValueScope is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this Fairness Opinion, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. ValueScope does not conduct or provide environmental assessments and has not performed one for the subject property.
ValueScope has not determined independently whether AERKOMM or IXAQ are subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) or the scope of any such liabilities. ValueScope’s valuation takes no such liabilities into account, except as they have been reported to ValueScope by the Company or by an environmental consultant working for the Company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the Fairness Opinion. To the extent such information has been reported to us, ValueScope has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.
Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.
ValueScope has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.
ValueScope expresses no opinion for matters that require legal or other specialized expertise, investigation, or knowledge beyond that customarily employed by business appraisers.
Indemnification by the Company
The following indemnifications apply only to the extent that any losses, claims, damages, judgments, or liabilities are not caused by fraud, bad faith, gross negligence or willful malfeasance on the part of ValueScope or its affiliates.
Subject to the Waiver Against Trust Account in the engagement letter between ValueScope and the Client, The Client agrees to indemnify and hold harmless ValueScope, and its respective principals, affiliates, agents and employees (“Indemnified Party”) against any losses, claims, damages, judgments or liabilities arising out of or based upon any professional advisory services rendered pursuant to this agreement. Furthermore, the Client agrees to indemnify ValueScope and any Indemnified Party against any losses, claims, damages, judgments or liabilities incurred as a result of a third party initiating a lawsuit against any Indemnified Party based upon any consulting services rendered to the Client pursuant to this agreement. In consideration for this indemnification agreement, ValueScope will provide professional advisory services.
The Client agrees to reimburse ValueScope and any Indemnified Party for any necessary and reasonable expenses, attorneys’ fees or costs incurred in the enforcement of any part of the indemnity agreement 30 days after receiving written notice from ValueScope.
The obligations of ValueScope under this agreement are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person in ValueScope shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. Following the Business Combination, the Proposed Charter and the Proposed Bylaws will provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default. IXAQ has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures IXAQ against its obligations to indemnify its officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling IXAQ pursuant to the foregoing provisions, IXAQ has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statement Schedules.
(a)
The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1†**	Merger Agreement, dated March 29, 2024, by and among IX Acquisition Corp., AKOM Merger Sub, Inc. and AERKOMM Inc. (included as Annex A to the proxy statement/prospectus).
2.2**	Amendment to Merger Agreement, dated September 25, 2024, by and among IX Acquisition Corp., AKOM Merger Sub, Inc. and AERKOMM Inc. (included as Annex A to the proxy statement/ prospectus).
2.3**	Plan of Domestication.
3.1**	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021).
3.2**	Second Amendment to the Amended and Restated Memorandum and Articles of Association (Incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on April 14, 2023).
3.3	Third Amendment to the Amended and Restated Memorandum and Articles of Association
3.4**	Form of Certificate of Incorporation of AKOM Pubco (included as Annex B-1 to the proxy statement/prospectus).
3.5**	Form of Bylaws of AKOM Puco (included as Annex B-2 to the proxy statement/prospectus).
3.6**	Certificate of Domestication.
4.1**	Specimen Warrant Certificate (Incorporated by reference to the corresponding exhibit to IXAQ Registration Statement on Form S-l (File No. 333-259567), filed with the SEC on September 30, 2021).
4.2**	Warrant Agreement between IXAQ and Continental Stock Transfer & Trust Company, dated as of October 6, 2021 (Incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021).
5.1*	Opinion of Loeb & Loeb LLP.
8.1*	Tax Opinion of [ ].

Exhibit No.	Description
10.1**	Letter Agreement, dated October 6, 2021, by and among IXAQ, its executive officers, its directors and IX Acquisition Sponsor, LLC (incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021).
10.2**	Investment Management Trust Agreement, dated October 6, 2021, by and between IXAQ and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021).
10.3**	Registration Rights Agreement, dated October 6, 2021, by and among IXAQ, IX Acquisition Sponsor, LLC and the other holders party thereto (incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021)
10.4**	Private Placement Warrants Purchase Agreement, October 6, 2021, by and between IXAQ and IX Acquisition Sponsor, LLC (Incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021).
10.6**	Administrative Services Agreement, October 6, 2021, by and between IXAQ and IX Acquisition Services LLC (incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on October 13, 2021).
10.7**	Sponsor Support Agreement, dated as of March 29, 2024, by and among IX Acquisition Sponsor LLC, IX Acquisition Corp. and AERKOMM Inc. (included as Annex F to the proxy statement/prospectus) (incorporated by reference to the corresponding exhibit to IX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 4, 2024).
10.8**	AERKOMM Support Agreement, dated as of March 29, 2024, by and among IX Acquisition Corp., AERKOMM Inc. and the other parties thereto (included as Annex E to the proxy statement/prospectus) (incorporated by reference to the corresponding exhibit to IX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 4, 2024).
10.9**	Form of Amended and Restated Registration Rights Agreement (included as Annex D to the proxy statement/prospectus) (incorporated by reference to the corresponding exhibit to IX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 4, 2024).
10.10*	Form of 2024 AKOM Inc. Equity Incentive Plan (included as Annex C to the proxy statement/prospectus).
10.11**	Amended and Restated Convertible Promissory Note, dated April 18, 2024, issued to IX Acquisition Sponsor LLC (incorporated by reference to the corresponding exhibit to IXAQ’s Current Report on Form 8-K (File No. 001-40878), filed with the SEC on April 18, 2024).
10.12	Exclusive Agent Agreement, dated June 17, 2023, by and between Ejectt Inc. and Aerkomm Taiwan Inc.
23.1	Consent of Marcum LLP.
23.2	Consent of WWC, P.C., independent registered public accounting firm.
23.3*	Consent of Loeb & Loeb, LLP (included as part of Exhibit 5.1 hereto).
24.1**	Power of Attorney (contained on the signature page to this registration statement).
97.1**	Clawback Policy (incorporated by reference to the corresponding exhibit to IXAQ’s Annual Report on Form 10-K filed with the SEC on March 28, 2024).
98.1**	NDO Mach LLC Report
99.1**	Form of Preliminary Proxy Card.
99.2**	Consent of ValueScope, Inc.
99.3**	Consent of Jeffrey Wun to be named as a director of AKOM Pubco.
99.4**	Consent of Louis Giordimaina to be named as a director of AKOM Pubco.
99.5**	Consent of Jeff T.C. Hsu to be named as a director of AKOM Pubco.

Exhibit No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107**	Calculation of Registration Fee Table

*
To be filed by amendment.

**
Previously filed.

+
Indicates a management or compensatory plan.

†
Certain schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. IXAQ agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

Item 22.   Undertakings.
The undersigned registrant hereby undertakes as follows:
(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)
That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York on the 25th day of October, 2024.
IX ACQUISITION CORP.

By:
/s/ Noah Aptekar

Name:
Noah Aptekar

Title:
Chief Executive Officer, Chief Financial Officer, Chief Operations Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/Noah Aptekar Noah Aptekar	Chief Executive Officer, Chief Financial Officer, Chief Operations Officer and Director	October 25, 2024
/s/Eduardo Marini Eduardo Marini	Director	October 25, 2024
/s/Shannon Grewer Shannon Grewer	Director	October 25, 2024